Form 20-F
period 2002-12-31
OCEAN RIG ASA
filed 2003-06-30
CIK 1065952

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-9110

OCEAN RIG ASA

(Exact name of Registrant as specified in its charter)

KINGDOM OF NORWAY
(Jurisdiction of incorporation or organization)
Koppholen 4
P.O. Box 409
4067 Stavanger, Norway
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

None

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934:

10 1/4% senior secured notes due 2008 of Ocean Rig Norway AS and guarantees thereof by each of Ocean Rig ASA, Ocean Rig 1 AS and Ocean Rig 2 AS.

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2002, the close of the period covered by the annual report:

Common shares par value NOK 1 per share	492,886,851

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17☐     Item 18☒

i

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     This annual report includes and incorporates by reference forward-looking statements that involve risks and uncertainties. These forward-looking statements are based on forecasts of future results and estimates of amounts not yet determinable and also include statements about our market opportunities, future prospects, expected activities, developments and business strategies. We have based these forward-looking statements on our own information and on information from other sources that we believe are reliable.

     Forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. Such forward-looking statements are related to future events and the future financial performance of our company, and involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of our company or of the industry to be materially different from any results, performance or achievements projected or implied by such forward-looking statements. These statements are contained in Item 4, “Information on our Company” and Item 5, “Operating and Financial Review and Prospects,” and other sections of this annual report.

     Forward-looking statements in this annual report include, among others, expectations regarding the following:

•	our results of operations and financial conditions in the future;

•	the prospects for the offshore drilling industry;

•	our ability to generate sufficient cash-flow to meet our debt service requirements;

•	our ability to retain existing contracts and secure future drilling contracts for our rigs at attractive dayrates;

•	future competition; and

•	our ability to develop our operations in accordance with our plans.

     Due to such uncertainties and risks, you should not place undue reliance on the forward-looking statements included in this annual report. We do not undertake to update our forward-looking statements or risk factors to reflect future events or circumstances.

     We will provide, without charge, to each person to whom this report is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this annual report (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for copies of these documents should be directed to us at the address given on the front cover of this annual report.

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

     In this annual report on Form 20-F, where we refer to “Ocean Rig,” “we,” “us,” “our” and similar words, we mean Ocean Rig ASA and its subsidiaries as a group. When we refer to Ocean Rig ASA or any of its subsidiaries individually, we use the full name of that entity.

A. Selected Financial Data

     The following table presents selected consolidated financial information for Ocean Rig ASA and its consolidated subsidiaries. This information has been derived from, and should be read in conjunction with, our consolidated financial statements. Our consolidated financial statements have been audited by PricewaterhouseCoopers DA, independent accountants, as stated in their report, which also contains an explanatory paragraph discussing our ability to continue as a going concern. See Note 26 to the financial statements included in Item 18 of this annual report.

     Our consolidated financial statements as of December 31, 1998, 1999, 2000, 2001 and 2002 and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 have been prepared in accordance with generally accepted accounting principles in Norway, or Norwegian GAAP. For a discussion of certain differences between Norwegian GAAP and U.S. GAAP, see Note 27 to the financial statements included in Item 18. The data set forth below should be read in conjunction with Item 5, “Operating and Financial Review and Prospects”.

     Since our inception in 1996, our activities have been primarily directed at the development and marketing of our drilling rigs, and we did not commence earning any revenues from our planned principal operations, namely the operation and management of our rigs, until 2002.

	Year ended December 31,

	1998	1999	2000	2001	2002	2002

	NOK	NOK	NOK	NOK	NOK	USD (1)
		(amounts in thousands, except for per-share information)
Norwegian GAAP
Income Statement Data:
Operating revenues	20,088	15,762	13,749	10,538	534,331	77,021
Operating expenses:
Salaries and other personnel expenses	22,886	29,841	45,479	110,285	164,335	23,688
Other operating and administrative expenses	66,228	84,253	127,251	350,998	388,668	56,024
Depreciation, amortization and asset impairment write down	90,289	2,211	3,821	255,171	160,586	23,148

Total operating expenses	179,403	116,305	176,551	716,454	713,589	102,860

Operating loss	(159,315)	(100,633)	(162,802)	(705,916)	(179,258)	(25,839)

Net financial income (expense)	50,560	(17,409)	(166,912)	(113,212)	388,408	55,987

Net (loss) income	(108,797)	(118,249)	(329,934)	(819,457)	209,128	30,145

Basic earnings (loss) per share (2), (7)	(8.98)	(6.58)	(8.14)	(15.84)	1.10	0.16
Diluted earnings (loss) per share (2), (7)	(8.98)	(6.58)	(8.14)	(15.84)	0.79	0.11

	As of, or for the year ended December 31,

	1998	1999	2000	2001	2002	2002

	NOK	NOK	NOK	NOK	NOK	USD
		(amounts in thousands)
Balance Sheet Data:
Cash and cash equivalents	320,597	575,803	613,718	170,205	137,346	19,798
Total assets	5,345,220	6,046,118	6,869,791	8,188,358	8,915,928	1,285,180
Total liabilities	2,724,458	2,878,216	3,694,385	5,385,070	4,457,888	642,579
Capital stock	363,306	1,066,902	1,333,659	1,682,316	492,887	71,047
Total shareholders’ equity	2,620,762	3,167,902	3,175,406	2,803,288	4,458,040	642,601
Other financial data:
Capital expenditures (rig investments)	1,752,558	2,614,863	1,230,451	1,563,195	1,903,093	274,320
EBITDA (3)	(69,026)	(98,422)	(158,981)	(450,745)	(18,672)	(2,691)
Number of shares outstanding (4), (5), (7)	363,306	35,563	44,455	56,077	492,887	492,887
Dividends declared (6)	—	—	—	—	—	—
US GAAP:
Net (loss) income	(158,327)	(118,741)	(331,827)	(817,626)	235,622	33,951
Total shareholders’ equity	2,621,254	3,175,595	3,175,595	2,803,295	4,484,472	646,457

(1)	Translation of amounts from Norwegian (NOK) to United States dollars ($) has been made for the convenience of the reader using the noon buying rate as of December 31, 2002 of $1.00 = NOK 6.9375.

(2)	The weighted average number of shares outstanding has been retroactively restated to reflect the reverse stock split (30:1) that took place in 1999.

(3)	EBITDA is defined as net income (loss) prior to deductions for net financial income, income taxes, depreciation, amortization and asset impairment write down.

(4)	In December 1999, we carried out a reverse share split (30:1) whereby the par value of our shares was increased from NOK 1.0 to NOK 30.0 per share.

(5)	In February 2002, the nominal value of our shares was written down from NOK 30.0 per share to NOK 1.0 per share.

(6)	No dividends were paid on our shares during these periods.

(7)	In May 2003 the Company’s General Meeting approved a reverse share split of 10:1 effective as of May 21, 2003. All EPS calculations will be restated in future periods.

     Presented below is the Company’s EBITDA, defined as earnings prior to deductions for net financial items (interest), taxes, depreciation and amortization. The EBITDA figures are not intended to represent cash flows from operations as defined by Norwegian GAAP, and should not be considered an alternative to net income, as an indicator of the Company’s operating performance or to cash flows from operations as a measure of liquidity. The EBITDA figures should only be used as information relating to the Company’s operating activities and should be read in conjunction with comparable GAAP financial information of the Company located in the Company’s financial statements and notes thereto. The Company frequently uses the EBITDA figures to measure operating results from operations before depreciation, interest items and taxes. The Company believes the EBITDA figures provide a good measure to better understand the operating results from the variable activities directly related to operations of the rigs such as utilization and operating regularity of the rigs as well as income rate and operating cost situations.

     2002 was the first year the Company had income from rig operating activities with Leiv Eiriksson in operation for ten months and Eirik Raude in operations for the last two months of the year. Operating results for 2002 are therefore not directly comparable to operating results in previous years.

EBITDA reconciliation:

	Year ended December 31,

	1998	1999	2000	2001	2002	2002

	NOK	NOK	NOK	NOK	NOK	USD
EBITDA	(69,026)	(98,422)	(158,981)	(450,745)	(18,672)	(2,691)
Depreciation, amortization and asset impairment write-down	(90,289)	(2,211)	(3,821)	(255,171)	(160,586)	(23,148)
Net financial income (loss)	50,560	(17,409)	(166,912)	(133,212)	388,408	55,987
Taxes	(42)	(207)	(220)	(329)	(22)	(3)

Net income (loss)	(108,797)	(118,249)	(329,934)	(819,457)	209,128	30,145

Exchange Rate Information

     We publish our financial statements in Norwegian kroner (“kroner” or “NOK”). In this annual report, references to “dollars,” “ USD” or “$” are to United States dollars. For the convenience of the reader, this annual report contains translations of certain kroner amounts into dollars at specified rates. These translations should not be construed as representations that the kroner amounts actually represent such dollar amounts or could be converted into dollars at those rates. Unless otherwise stated, the translations of kroner into dollars have been made at the rate of $1.00 = NOK 6.9375 , which was the noon buying rate in the City of New York for cable transfers in Norwegian kroner as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002.

     The table below sets out the average exchange rate between the kroner and the U.S. dollar for each of the last five calendar years. The following exchange rates have been calculated using the average of the noon buying rates during each of the past five annual periods.

Kroner per dollar

Year	High	Low	End of Period	Average(1)

2002	9.11	6.94	6.94	7.93
2001	9.45	8.54	8.97	9.03
2000	9.59	7.93	8.80	8.83
1999	8.10	7.40	8.01	7.84
1998	7.81	7.38	7.58	7.56

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

     The table below sets out the highest and lowest exchange rate between the kroner and the U.S. dollar for each of the six months preceding the filing of this annual report and for the current month to June 20, 2003:

Kroner per dollar

Period	High	Low

December 2002	7.31	6.94
January 2003	7.00	6.83
February 2003	7.20	6.87
March 2003	7.46	7.06
April 2003	7.32	7.00
May 2003	7.03	6.68
June 2003 (through June 20, 2003)	7.04	6.72

B. Capitalization and Indebtedness

     Not applicable.

C. Reasons for the Offer and Use of Proceeds

     Not applicable.

D. Risk Factors

     In evaluating our company and our business, investors should consider carefully, in addition to other information contained in this annual report, the following risk factors.

We are substantially leveraged and currently have insufficient capital, and cannot guarantee that we will be able to generate sufficient cash flow or raise additional capital in amounts sufficient to meet required payments of principal and interest on our debts.

     We are substantially leveraged. As of December 31, 2002, we have USD 591 million outstanding in aggregate principal amount of indebtedness (including the 101/4% senior secured 1998 Notes issued by Ocean Rig Norway in 1998 (the “Notes”), the floating rate senior secured 1998 Loans incurred by Ocean Rig Norway in 1998 (the “1998 Loans”), the Convertible Bonds issued by Ocean Rig ASA in 2000, the Fortis Facility incurred by Ocean Rig 2 AS in 2002 (the “Fortis Facility” or the “2002 Loans”), the USD Short Term Loan issued in 2002 and the Mandatory Convertible Bonds issued by Ocean Rig ASA in 2002). Although the agreements governing our indebtedness limit the incurrence of additional indebtedness, under certain circumstances the amount of permitted additional indebtedness could be substantial. Our high degree of leverage could have important negative consequences for holders of our shares and bonds, including the possibility that:

•	we may be unable to obtain additional financing in the future for working capital, capital expenditures, acquisitions, debt service requirements, general corporate purposes or other purposes,

•	we may be required to use a substantial portion of our cash flow from operations to pay principal of and interest on our indebtedness, thereby reducing the funds available for other purposes,

including our operations, marketing activities, future business opportunities and outfitting or construction of additional rigs,

•	while the cash flow from our drilling rigs may be adequate to service the obligations under the Notes, the 1998 Loans and the Fortis Facility, any residual cash flow might not be available for servicing the remaining debt obligations, including the Convertible Bonds and the USD Short Term Loan, or for repayment of this loan scheduled for August 2003.

•	we may not have the flexibility to adjust to changing market conditions or the ability to withstand competitive pressures as a result of our leveraged position and the covenants contained in our debt instruments, thus putting the Company at a competitive disadvantage,

•	we may be more vulnerable to a downturn in general economic conditions or in our business, or

•	Ocean Rig’s management’s discretion with respect to certain business decisions may be restricted by covenants contained in the documents governing its indebtedness.

     We will be dependent on revenues from our operations in order to make scheduled payments on our indebtedness. The success of our operations will depend on many factors, including the level of drilling activity in the oil and gas industry, the proper functioning of our rigs, and numerous other factors that are beyond our control. We cannot guarantee that we will be able to achieve and maintain a level of cash flow from operations sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

     If we are unable to generate sufficient cash flow and cannot otherwise obtain funds necessary to meet required payments of principal, premium, if any, and interest on our debts, or if we otherwise fail to comply with the covenants governing our indebtedness, we could be in default under the terms of the agreements relating to our outstanding indebtedness, including the senior debt agreements. Our senior debt agreements also include provisions that require Ocean Rig, upon the occurrence of certain events, to offer to repurchase the senior secured debt. Certain of these events could be beyond our control, such as the loss of a rig or a change of control in the event that a person or group of persons (as such term is used under the Norwegian Securities Trading Act of 1997) becomes the owner of more than 40% of the voting stock of the Company. Although the security interests granted to secure the senior secured debt include any insurance proceeds obtained in connection with the event requiring the offer to prepay such debt, we cannot guarantee if or when the amounts would be received and, even if received, that the amounts would be sufficient to satisfy our repurchase obligations. If these assets, together with our cash flow and capital resources, are insufficient to fund our debt service or repurchase obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure or refinance our debt. We cannot guarantee that any of these alternative measures would be successful or would permit Ocean Rig to meet its scheduled debt service or repurchase obligations. In the event of default, the holders of our debt instruments could elect to declare all debts to be due and payable together with accrued and unpaid interest. As a result, we could be forced into bankruptcy or liquidation.

     The Fortis Facility contains restrictions on, among other things, minimum working capital and value adjusted equity (including market value of rigs). As of December 31, 2002, the Company was unable to comply with two of its covenants relating to these restrictions. Ocean Rig obtained temporary waivers from the lenders as of May 15, 2003 waiving noncompliance of the working capital covenant through March 31, 2003, and waiving noncompliance of the value adjusted equity covenant through December 31, 2003. While we expect to meet the covenants at future determination dates, we cannot guarantee that we will do so, and a failure to remedy any such noncompliance within applicable grace periods could cause us to be in default under the terms of this facility.

We may be unable to secure ongoing drilling contracts, and the contracts that we enter into may not provide sufficient cash flow to meet our obligations with respect to its indebtedness.

     Ocean Rig’s ability to meet its obligations under its indebtedness will depend on its ability to consistently secure drilling contracts for its rigs at sufficiently high day rates. Although we currently have secured drilling contracts for our two drilling rigs Leiv Eiriksson and Eirik Raude, neither contract is a long-term contract and we cannot guarantee that we will be able to obtain additional contracts for either rig upon the expiration or termination of the existing arrangements. If Ocean Rig cannot obtain attractive, long-term contracts, we may be forced to enter into short-term contracts at unattractive day rates or to place the rigs in storage until acceptable contracts can be obtained. Even if we do obtain acceptable contracts, we may encounter unforeseen technical or other problems or a need for additional modifications or repairs during the initial operating period of the rigs, which may prevent us from receiving the full day rate or earning bonuses until we are able to correct any such problems or make the necessary modifications. In addition, as recently occurred with Eirik Raude, there may be periods in between contracts in which we are not receiving dayrates for one or both of our rigs.

     Our ability to obtain long- or short-term drilling contracts will be affected by conditions in the offshore petroleum industry, which can rapidly change as a result of:

•	political conditions in oil-producing regions,

•	the inability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls,

•	actions of governmental authorities,

•	fluctuating levels of consumer demand,

•	weather conditions, and

•	overall economic conditions.

Competition in the offshore contract drilling industry has become particularly intense in the past two to three years, as offshore drilling activity fell to historically low levels through the end of 1999. This decrease was due to the global reduction in exploration and development expenditures resulting from the consistently low oil prices from late 1997 through early 1999 and consolidation among major oil companies during the same period.

     Despite a recovery in crude oil prices, exploration and development drilling expenditures have only recently begun to recover, and exploration and production budget expansion has been moderate. The current situation is uncertain due to recent macro economic changes and high oil and gas price volatility. Indications point to a more cautious budget approach with flat or perhaps small increases in exploration and production budgets.

     Drilling contracts are traditionally awarded on a competitive bid basis. Intense price competition is often the primary factor in the awarding of contracts, although rig availability as well as quality and technical/operational capability of equipment are also major factors which are considered. We cannot predict the future level of demand for its services or future conditions in the oil and gas industry. If the oil and gas companies do not continue their recent increases in exploration, development and production expenditures, we may have difficulty securing drilling contracts, or we may be forced to enter into contracts at unattractive day rates. Either of these events could impair our ability to generate sufficient cash flow to make principal and interest payments under our indebtedness. In addition, we may be required to move our rigs from a region in which demand is low to another region in which demand is higher or day rates are more attractive. We would likely incur material expenses in connection with moving the rigs and the start-up of drilling operations, and those expenses probably would not be reimbursed by our customers.

Our customers could terminate or seek to renegotiate drilling contracts for our rigs for reasons that are beyond our control, and we will not realize revenues from the rigs if they are not under contract.

     Our customers could terminate or seek to renegotiate drilling contracts for a variety of specific reasons relating to each individual contract including the following, which are largely beyond our direct control:

•	the rigs may not function in accordance with their specifications or the needs of the customer,

•	the rigs may be damaged or destroyed by adverse weather, accidents or other force majeure events, or

•	operation of the rigs may be interrupted as a result of breakdown, unseaworthiness, and failure in construction or other mechanical or technical failures.

     We are not likely to realize any material revenues for times during which our rigs are not under contract. However, we will continue to incur the expense of maintaining its rigs during idle periods. In addition, it could be expensive and time consuming for us to repair a damaged rig, to modify a rig to remedy failure in the construction or design of the rig or to replace faulty equipment. We cannot guarantee that all such costs would be covered by our insurance policy, and we may not be entitled to any compensation for lost revenues.

We have incurred operating losses each quarter since the inception of our company and we cannot guarantee that we will not continue to incur losses.

     Ocean Rig was founded in 1996. To date, we have engaged primarily in the design, planning, development, marketing and construction of four rigs, and we have only two operating rigs. As a result of the sizeable capital investments required to design and build our rigs, and the fact that we have only just begun to realize any cash flow from our rigs, we have reported total operating losses from the inception through December 31, 2002 of NOK 1,159 million. We have only a limited history of managing or operating rigs. In light of the uncertainties associated with the volatility of demand for drilling rigs and our significant payment obligations under our indebtedness, we cannot guarantee that we will be able to operate profitably in the foreseeable future or to remain viable as an independent company. We also cannot guarantee that the estimates of operating losses or cash flow will be accurate or that our need for additional capital to fund operating losses or capital investments will not continue substantially longer than expected.

Our revenues depend on a small number of drilling rigs, which operate in harsh environments and could be damaged or destroyed.

     Our operations are dependent on a small number of rigs. Eirik Raude, pursuant to the drilling contract with EnCana and the new contract with Imperial Oil, continues to operate offshore the east coast of Canada, and Leiv Eiriksson is also operating in unfavorable sea conditions and will be exposed to other risks inherent in deepwater drilling that may cause damage or loss. The replacement or repair of a rig could take a significant amount of time, and it is unlikely that we would have any right to compensation for lost revenues during that time. As long as we have only two rigs in operation, loss of or serious damage to one of the rigs would materially reduce our revenues for the time that a rig is out of operation. In light of the sophisticated design of the rigs, we may be unable to obtain a replacement rig that could perform under the conditions under which our rigs are expected to operate.

     Our operations are subject to numerous risks inherent in the offshore drilling industry. The drilling of oil and gas wells, particularly exploratory wells where little is known of the subsurface formations, involves the risks of extreme pressure and temperature, blowout, cratering and fires that could result in reservoir damage, injury or death to personnel, substantial damage to our rigs, pollution, suspension of drilling operations and loss of production. Our rigs are subject to the hazards inherent in marine operations, such as capsizing, grounding, collision, damage from heavy weather or sea conditions and unsound location, both while on site and during transport to site or for outfitting or repair. We also may be subject to liability for oil spills, reservoir damage and other accidents.

Any contractual indemnification and insurance that we obtain may not be sufficient to cover the cost of repairing or replacing a damaged or lost rig or to pay any liabilities that we may incur.

     We generally expect to be able to obtain contractual indemnification pursuant to which our customers would agree to protect and indemnify Ocean Rig to some degree from liability for reservoir, pollution and environmental damages. Nonetheless, we cannot guarantee that we will be able to obtain full indemnities in all of our contracts, that the level of indemnification we can obtain will be meaningful, that the indemnification provisions will be enforceable or that our customers will be financially able to comply with their indemnity obligations. We will always, to some extent, be exposed to potential liabilities relating to oil and other types of pollution. Although we intend to seek to obtain adequate coverage under our liability insurance and also to limit our exposure in its agreements with our customers there can be no assurance that such attempts to limit, reduce or offset such liability will be sufficient.

     We maintain insurance in accordance with industry standards. Our insurance is intended to cover normal risks in our current operations, and we intend to obtain additional insurance against certain delays, property damage, war risk, general liability and environmental liabilities, including pollution caused by sudden and accidental oil spills, as necessary. Although we have obtained insurance for the full assessed market value of our rigs, insurance coverage may not under certain circumstances be available and if available may not provide sufficient funds to protect Ocean Rig from all losses and liabilities that could result from our operations. The principal risks against which we may not be fully insured or insurable are environmental liabilities, which may result from a blowout or similar accident, and liabilities resulting from reservoir damage caused by our negligence. Moreover, any insurance is expected to be subject to substantial deductibles and to provide for premium adjustments based on claims, and our insurance coverage is not likely to protect fully, if at all, against loss of income. We may decide to maintain business interruption insurance with respect to our rigs, but if we do obtain that type of insurance, we may elect to discontinue it at any time. The occurrence of a casualty, loss or liability against which we are not fully insured could significantly reduce our revenues, make it financially impossible for us to obtain a replacement rig or to repair a damaged rig, cause Ocean Rig to pay fines or damages that may have priority over the payment obligations under the indebtedness or otherwise impair the ability to meet the obligations under the indebtedness and to operate profitably. In addition, we cannot guarantee that insurance will be available to Ocean Rig at all or on terms acceptable to us, that we will maintain insurance or, if Ocean Rig is so insured, that our policy will be adequate to cover our loss or liability in all cases.

We may be unable to meet our future capital requirements in connection with the operation and maintenance of our rigs.

     Our future capital requirements and level of expenses will depend on numerous factors, including, among other things, the timing and terms on which drilling contracts can be negotiated, the amount of cash generated from operations, the level of demand for our services and general industry conditions. In the event that our existing resources and other committed funding are insufficient to fund our operating and maintenance activities, we may need to raise additional funds through public offerings or private placements of debt or equity securities. We cannot guarantee that we will be able to obtain additional financing at all or on terms acceptable to Ocean Rig. If adequate funds are not available, we may have to reduce expenditures for investments in new projects, which could hinder the company’s growth and prevent us from realizing potential revenues from prior investments.

We may be unable to compete successfully with other companies in the offshore drilling industry, many of which have superior resources, name recognition and experience.

     The number of participants in the contract offshore drilling industry is small and primarily consists of a few large, experienced contractors that have greater financial resources than us. Since we are a new participant in this field and have no operating history, we may not be able to compete in the industry successfully. In addition, because of the relatively small size of our company, we will not be able to take advantage of economies of scale to the same extent as our larger competitors. In light of the high capital requirements inherent in the offshore drilling industry, we also may be unable to make future investments in new technologies or fleet expansion necessary for us to succeed in this industry, while our larger competitors’ superior financial resources may enable them to respond more rapidly to changing market demands.

     The offshore contract drilling industry has historically been highly competitive and cyclical, and a sustained period of low oil and gas prices, deterioration in the economic conditions in a major industrialized or developing region or a general downturn in the world’s industrialized economies could curtail spending by oil and gas companies and, as a result, lower demand for offshore contract drilling services. Therefore, we cannot predict whether market conditions will be favorable for our rigs when they become available. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we have. As a result, our competitors may be better able to withstand cyclical fluctuations in demand for offshore drilling and production and related services and better positioned to compete for existing demand for such services.

We cannot guarantee that our use of the Bingo rig design concept will not infringe on the rights of others or that competitors will not duplicate our technology.

     Although Ocean Rig purchased the right to use the Bingo rig design concept for our rigs, neither Ocean Rig nor the company from which we bought those rights have obtained or applied for any patents or other intellectual property protection relating to the design. As a result, we cannot guarantee that other parties will not challenge our right to use the Bingo concept or seek damages for alleged infringement of rights that they claim to own. We may also lose the competitive advantage that we sought to achieve through use of the Bingo design concept if our competitors duplicate key aspects of the design without seeking our permission, and we may be unable to prevent competitors from doing so.

We may loose key personnel or be unable to secure the services of a sufficient number of qualified workers for the operation of our rigs.

     Our success depends to a large extent upon the continued services of our senior management and upon our ability to attract and retain key operating personnel. The loss of the services of any such employee could have a negative effect on Ocean Rig. We do not maintain “key man” insurance with respect to these individuals. While our success depends in part upon these personnel, we believe that there are other qualified managers in the offshore drilling industry. However, we cannot guarantee that we would be able to engage qualified managers and, if we were, on what terms.

     In recent years, unemployment rates in the offshore contract drilling industry have reached unusually low levels, leading to lower availability of skilled labor and increased labor costs. While we believe that we will be able to retain a sufficient number of qualified personnel to operate our rigs in accordance with customer requirements, we cannot guarantee that there will not be a shortage of available skilled workers in the future or that the cost of labor will not rise, either of which could impair our ability to operate our rigs profitably.

Our operations will be subject to a number of risks that are inherent in doing business abroad.

     We expect to derive all or a substantial portion of our revenues from the operation of our rigs outside such known jurisdictions as Norway, Canada and the United States, in locations including offshore Brazil and/or West Africa, and are in fact currently operating our first rig offshore Angola. As a result, we will likely be subject to certain political, economic and other risks inherent in doing business abroad, including the risk of war and civil disturbances, expropriation and the general hazards associated with assertions of national sovereignty over areas in which our rigs will operate. Our operations abroad may face the additional risks of fluctuating currency values, hard currency shortages, controls of currency exchange and repatriation of income or capital, as well as liabilities related to taxes and import duties.

We could be subject to significant environmental liabilities as a result of the nature of our planned operations.

     Our operations may involve the use and/or disposal of materials that may be classified as hazardous substances. The environmental laws and regulations of the countries in which we may operate generally have become more stringent in recent years. Such laws and regulations may expose us to liability for the conduct of, or for conditions caused by, others, or for acts of Ocean Rig that were in compliance with all applicable laws at the time such actions were taken. In the past several years, protection of the environment has become a higher and more visible priority of many governments throughout the world. Offshore drilling in certain areas has been opposed by environmental groups and, in some areas, has been legally restricted. Our operations could be restricted and our rigs could become more expensive to operate if new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional environmental protection requirements. Moreover, we may have no right to compensation from our customers if our costs are increased through such governmental actions, and our operating margins may fall as a result.

Governmental Regulation could hamper our operations and reduce demand for our services

     Our operations are, and will be, subject to numerous international conventions as well as national, state and local laws and regulations in force in the jurisdictions in which we conduct, or will conduct, our business. These laws and regulations relate to the protection of the environment, human health and safety, taxes, labor and wage standards and other requirements.

     The amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production for oil and gas for political, economic or other reasons could harm our business, operating results or financial condition. We cannot predict the extent to which our future cash flow and earnings may be affected by mandatory compliance with any such new legislation or regulations. The construction and operation of our rigs will require certain governmental approvals, the number and requirements of which cannot be determined until we identifiy the jurisdictions in which Ocean Rig will operate. Depending on the jurisdiction, these approvals may involve public hearings and costly undertakings on our part. We cannot guarantee that we will obtain such approvals or that such approvals will be obtained in a timely manner. If we fail to secure needed approvals or permits within certain time limits, our customers may have the right to terminate drilling contracts, or they may seek to renegotiate their contracts to Ocean Rig’s detriment.

     Changes in the laws, regulations and licensing policies regarding exploration for and development of oil and gas reserves in the countries in whose territory our rigs may operate could reduce the rate of development of oil and gas fields, which in turn would affect demand for our rigs. The offshore drilling and floating production industry, of which we are a part, is dependent on demand for services from the oil and gas exploration industry and, accordingly, is affected by changing taxes, regulations and other laws or policies affecting the oil and gas industry generally.

Certain liens could supercede our lenders’ mortgages on Leiv Eiriksson and Eirik Raude.

     Ocean Rig 1 AS has mortgaged Leiv Eiriksson to secure the obligations of Ocean Rig Norway AS in relation to the issuance of the Notes and the incurrence of the 1998 Loans, and Ocean Rig 2 AS has mortgaged Eirik Raude to secure the obligations of Ocean Rig Norway AS in relation to the above facilities, and on a first priority basis to secure the obligations of Ocean Rig 2 AS under the 2002 Loans. Both Leiv Eiriksson and Eirik Raude are permanently registered in the Bahamas. Bahamian law provides that mortgages over permanently registered vessels may be enforced by admiralty proceedings in rem by the mortgagee against the rigs.

     Under Norwegian law it is not possible to create a general security interest over all the assets of a debtor. It is only possible to create security interests over assets if Norwegian law specifically allows such interests. Security interests are created by the creation of security documents specifically describing the asset or type of asset subject to the security interest and by taking the necessary steps in order to perfect the security. The type of asset will determine which steps are required to perfect such security interest. As Norwegian law does not provide for the creation of a security interest over a contractual right or obligation, it is not possible to create a security interest over a building contract or drilling contract as such. Furthermore, under Norwegian bankruptcy law, the bankruptcy estate has the right to assume the contractual rights and obligations of a debtor. It is not possible to deprive the bankruptcy estate of this right by assigning the contract in question to a creditor.

     Rig mortgages are generally subordinate to certain maritime liens that arise by operation of law. The priority that such mortgages would have against the claims of other lien creditors in an enforcement proceeding is generally determined by, and will vary in accordance with, the laws of the country where the proceeding is brought. Relevant Bahamian law provides that the following liens and claims take priority over rig mortgages registered in the Bahamas and no other claim takes priority over such mortgages: (1) any sum awarded by a court as costs arising out of any proceedings in respect of the arrest of a rig or the subsequent sale thereof; (2) wages and other sums due to the master, officers and other members of the rig’s complement in respect of their employment on the rig; (3) port, canal and other waterway dues and any outstanding fees payable under the Bahamian Merchant Shipping Act in respect of the rig; (4) claims against the owner in respect of loss of life or personal injury occurring, whether on land or on water, in direct connection with the operation of the rig; (5) claims against the rig’s owner, based on tort and not capable of being based on contract, in respect of loss of or damage to property occurring, whether on land or on water, in direct connection with the operation of the rig; (6) claims for salvage, wreck removal and contribution in general average; and (7) any lien exercisable by a rig builder or repairer over a rig in our possession prior to the date of the mortgage.

     Leiv Eiriksson, which serves as security for the Notes and 1998 Loans, and Eirk Raude, which serves as security for the Notes, 1998 Loans and 2002 Loans may be used and operated in international waters and jurisdictions other than the Bahamas. In fact, Leiv Eiriksson is currently operating offshore Angola, and Eirk Raude is currently operating offshore Canada. We cannot assure you that, if enforcement proceedings are initiated against a particular rig, such rig will be located in a jurisdiction having the same procedures and lien priorities as the Bahamas and that the relative lien priority against other maritime liens will be as favorable as in the Bahamas. Other jurisdictions may provide no legal remedy for the enforcement of the mortgages securing the Notes or our other debt facilities, or a remedy dependent on court proceedings may be so expensive and time consuming as to be impracticable. Furthermore, certain jurisdictions, may not permit either rig to be sold prior to entry of a judgment, which could result in a lengthy delay that could lead to increased custodial costs, deterioration in the condition of the rig and substantial reduction in its value.

     Each of Ocean Rig 1 AS and Ocean Rig 2 AS as a subsidiary guarantor has the right in our discretion to change the registry and flag of Leiv Eiriksson or Eirik Raude to certain specified jurisdictions, as well as other jurisdictions upon the delivery of an opinion of nationally recognized maritime counsel in the United States which is satisfactory to the trustees to the effect that the interests of the holders of Notes will not be adversely affected by such change of registry and flag. We cannot assure you that the mortgage after such registry change will provide protection under applicable law comparable to the protection provided by Bahamian maritime law.

We are dependent on our operating subsidiaries for income.

     Both Ocean Rig ASA and its direct subsidiary, Ocean Rig Norway AS, are holding companies. Ocean Rig ASA (the parent) and Ocean Rig Norway AS will derive a substantial part of their operating income from management fee advances and dividends from their subsidiaries. Accordingly, in paying the principal, premium, if any, interest on, and additional amounts, if any, with respect to our indebtedness, Ocean Rig Norway AS will rely on income from dividends and advances from our operating subsidiaries. Generally, under Norwegian law, a company is able to pay dividends on only 80% of our net income to shareholders. Also, the ability of our subsidiaries to pay such dividends or make such distributions may be subject to, among other things, applicable laws and, under certain circumstances, restrictions contained in joint venture agreements and debt instruments that may be entered into in the future, which may affect our ability to meet our obligations with respect to our indebtedness. In addition, certain of our subsidiaries may in the future have covenants with respect to their outstanding debt which may restrict their ability to pay dividends in the event such subsidiary is not in compliance with financial maintenance tests included in such debt agreements.

Our operations and financing plans may be adversely affected by acts of war and terrorism.

     On September 11, 2001, terrorist attacks on the World Trade Center in New York and the Pentagon in Washington, D.C. caused significant loss of life and property damage and disruptions in the U.S. and global markets. The short term and long term impact of these events, including military conflicts or economic or diplomatic sanctions, is unclear, but could have a material effect on general economic conditions and market liquidity. Acts of war and terrorism may negatively impact financial institutions and reduce liquidity in the market, which could exacerbate the effects of an economic downturn and impair the ability of Ocean Rig to secure future contracts or seek additional financing.

ITEM 4. INFORMATION ON OUR COMPANY

A. History and Development of Our Company

     Our legal and commercial name is Ocean Rig ASA. We are a limited liability company incorporated in the Kingdom of Norway in 1996. Our principal executive and registered offices are located at Koppholen 4, P.O. Box 409, 4067 Stavanger, Norway. Our telephone number at that address is (47) 51 96 90 00.

     We operated as a development stage company from our inception in 1996 until February 2002, when our first drilling rig, Leiv Eiriksson, commenced operations. Since inception, we have devoted substantially all of our efforts to the ongoing construction of our fleet of rigs, Leiv Eiriksson and Eirik Raude, and two baredecks: (1) designing, engineering and contracting with a baredeck construction yard in Dalian, China, outfitting yards in Mississippi and in Halifax, Canada, and various equipment suppliers for our rigs; (2) overseeing construction of the rigs; (3) raising capital; and (4) marketing the rigs. As Leiv Eiriksson began drilling operations in February 2002 and our second rig, Eirik Raude, was completed and commenced operations in November 2002, we have as of December 31, 2002, for the first time, received revenues from the operation of rig drilling activities. We sold our two remaining baredecks in March 2002. We have financed our operations primarily through the issuance of debt and equity securities and financial income generated from our investment of the proceeds from such issuances. Our principal capital expenditures in 2000, 2001 and 2002 were for the construction of our rigs. Our capital expenditures amounted to NOK 1,231 million ($177.4 million) in 2000, NOK 1,563 million ($ 225.3 million) in 2001 and NOK 1,903 million ($ 274.3 million) in 2002. As of December 31, 2002, we had an accumulated operating loss on a consolidated basis of NOK 1,159.2 million ($167.1 million).

     The following material corporate events occurred in 2002 and 2003:

•	In January 2002, we executed a drilling contract with an affiliate of ExxonMobil Corporation for drilling services for Leiv Eiriksson off the coast of Angola.

•	On February 7, 2002, Leiv Eiriksson commenced drilling operations offshore Angola under the contract with ExxonMobil.

•	In February 2002, we entered into a short-term revolving facility totaling $19 million with EnCana. We borrowed $10 million under this facility, which we repaid in full upon the sale of our baredecks in March 2002. The facility matured upon delivery of Eirik Raude under the drilling contract with EnCana.

•	In February 2002, the par value of our shares was written down from NOK 30.0 to NOK 1.0 per share. The share capital following the write-down was NOK 56,077,201 comprising 56,077,201 shares.

•	In February 2002, subordinate convertible bonds issued in November 2001 were converted to 73,666,667 new shares in the company. The share capital following the conversion was NOK 129,743,867 comprising 129,743,867 shares.

•	In February 2002, we entered into an agreement with Noble Drilling for the sale of our two baredecks for a sales price of USD 45 million.

•	In March 2002, we notified the lenders under the 2001 Loans (defined below) that we currently had insufficient funds to pay remaining completion costs for Eirik Raude (as defined under that facility) and as a result, were in default under the collateral agency agreement relating to the 2001 Loans. We notified the lenders on June 10, 2002 that this default had been cured as a result of payments of completion costs for Eirik Raude made with funds received in March, April and June, as described below. These loans were repaid in full, and all security interest released, upon the entering into the 2002 Loans (Fortis Facility) in June 2002, described below.

•	In March 2002, we consummated the sale of our two baredecks to Noble Drilling. Proceeds from the sale were received the same month and applied in part toward the completion of Eirik Raude.

•	In April 2002, we raised NOK 220 million ($24.4 million at historical exchange rates) through a private placement issuing 24,444,445 new shares. The share capital, following the issue, was NOK 154,188,312 comprising 154,188,312, shares. Proceeds from this placement were also used to help fund completion of Eirik Raude.

•	In April 2002, there were several changes in our board of directors and management. Christian Huseby resigned as President and CEO of Ocean Rig ASA and Tore Grottum resigned as CFO. Kai Solberg-Hansen was appointed as the new President and CEO. Bjarne Skeie resigned as Chairman of the Board. The board appointed Morten Borge as the new Chairman. Bjarne Skeie is continuing as a member of the board of Ocean Rig ASA. In addition, two members of the board, Tore O. Berg and Frederik Steenbuch, resigned from the board.

•	In May/June 2002, after a review of the project cost to complete Eirik Raude and reconciliation of completion estimates, we announced that we expected that costs to complete the rigs would increase by approximately USD 45 million. We raised NOK 250.1 million ($30.1 million at historical exchange rates) through a private placement issuing 31,257,500 new shares at a subscription price of NOK 8 per share, and NOK 382.6 million (at historical exchange rates) ($45.9 million) through the issuance of 32,800 units consisting of bonds, warrants and an aggregate of 4,428,000 new shares. Proceeds were used to make interest payments due on the Notes, 1998 Loans and the Convertible Bonds, and to help pay remaining completion costs for Eirik Raude. We subsequently raised $7.1 million in two subsequent issues, consisting of 76,743 new shares at a subscription price of NOK 8 per share, totaling NOK 0.6 million ($0.1 million at historical exchange rates) and 5,000 short-term financing units consisting of bonds, warrants and an aggregate of 675,000 shares, totaling NOK 55 million ($7 million at historical exchange rates). The share capital, following the issue, was NOK 190,625,555 comprising 190,625,555 shares.

•	On June 21, 2002, Eirik Raude was mechanically completed and we took delivery of the rig from the Irving Shipyard in Halifax. We began commissioning and testing of the rig in preparation for commencement under the contract with EnCana.

•	In June 2002, we delivered an irrevocable notice to the lenders of the 2001 Loans that we would refinance the 2001 Loans with the take-out facility from Fortis and Nordea Bank. The take-out facility (referred to herein as the “Fortis Facility” or the “2002 Loans” was closed on June 28, 2002 and the proceeds received were used to pay off the 2001 Loans in full.

•	In August 2002, we issued a three year mandatory zero coupon convertible bond totaling NOK 669.5 million ($88.1 million at historical exchange rates) with a conversion right at NOK 3.50 per share, convertible into a total of 191,275,142 shares. The loan balance consisted of NOK 323.9 million in new capital to the Company and NOK 345.6 million of the loan was converted from other loans in the company to the new loan. At the same time we issued 191,275,142 warrants with a subscription price of NOK 1.0 per share.

•	In September 2002, we extended our current contract with ExxonMobil for Leiv Eiriksson with one additional well to the firm part of the contract. In the same month, Eirik Raude left Halifax to commence a four-week period of sea trials.

•	In October 2002, “Det Norske Veritas” issues a Certificate of Fitness for Eirik Raude following approvals from Canada-Nova Scotia Offshore Petroleum Board and Canada-Newfoundland Offshore Petroleum Board.

•	On November 1, 2002, Eirik Raude was delivered on contract with EnCana Corporation and commenced drilling operations off the East Coast of Canada.

•	In November, a total of 191,258,154 of our warrants are exercised raising a total of NOK 191.3 million ($25.6 million at historical exchange rates) in new equity. Our share capital following the exercise of the warrants was NOK 381,883,709 comprising 381,883,709 shares.

•	In December 2002, Eirik Raude successfully completed testing of the emergency disconnect and reconnect and completed the testing of the Blow out Preventer.

•	In December 2002, we raised NOK 111.0 million ($15.5 million at historical exchange rates) through a private placement issuing 111,000,000 new shares at a subscription price of

NOK 1.0 per share. The share capital following the issue was NOK 492,883,709 comprising 492,883,709 shares. Proceeds from this placement were also used to help fund completion of Eirik Raude. A total of 3,142 shares were converted from the Mandatory Convertible Bond in December 2002, increasing the share capital to NOK 492,886,851 comprising 492,886,851 shares.

•	In December 2002, we announced certain amendments to the Fortis Facility.

•	In January 2003, we issued NOK 35.1 million ($ 5.1 million at historical exchange rates) in a subsequent share issue, issuing 35,151,298 new shares at a subscription price of NOK 1.0 per share. Further, 264,285 shares were converted from the Mandatory Convertible Bond in January 2003. The share capital following the share issue and conversion was NOK 528,302,434 comprising 528,302,434 shares.

•	In February 2003, we announced that Esso Exploration Angola Limited had exercised its first option well to the drilling contract for Leiv Eiriksson offshore Angola, West-Africa.

•	In March 2003, the board appointed Geir Aune as Chairman of the Board. Morten Borge, the previous chairman of the Board, continues as a member of the Board.

•	In May 2003, we exercised our option to extend the final installment of USD 8.7 million on our short term USD loan, by three months to August 13, 2003.

•	In May 2003, BP Exploration Angola Limited exercised its second option well under the drilling contract for Leiv Eiriksson. The well will start immediately after the first option well is completed and will last for an estimated 50 days, through August 2003.

•	In May 2003, 223,428 shares were converted from the Mandatory Convertible bond. Further, 8 new shares were issued in connection with the reverse share split approved by the Annual General Meeting in May 2003. The share capital following the share issue and conversion was NOK 528,525,870 comprising 528,525,870 shares.

•	The Fortis Facility contains restrictions on, among other things, minimum working capital and value adjusted equity (including market value of rigs). As of December 31, 2002, the Company was unable to comply with two of its covenants relating to these restrictions . Ocean Rig obtained temporary waivers from the lenders as of May 15, 2003 waiving noncompliance of the working capital covenant through March 31, 2003, and waiving noncompliance of the value adjusted equity covenant through December 31, 2003, and expects to meet the covenants at future determination dates.

•	In the Annual General meeting on May 16, 2003 our shareholders decided to increase the par value of the Company’s shares from NOK 1.0 to NOK 10.0 per share. As a result of the reverse share split, our shares traded with a par value of NOK 10.0 per share as of May 21, 2003. The number of shares, due to the reverse share split, was reduced from 528,525,870 shares to 52,852,587 shares on May 21, 2003. As a result of the reverse share split, the conversion prices of our convertible debt have been proportionately adjusted on a scale 10:1.

•	In the General meeting in May 2003, our shareholders authorized a new option plan for Board members and management of our company. The share option plan authorized in August 2002 was withdrawn.

•	In June 2003, Ocean Rig Canada Inc, a wholly owned subsidiary of Ocean Rig ASA, was awarded a contract with Imperial Oil Resources Ventures Limited to drill their Balvenie well offshore Nova Scotia commencing on or about July 1, 2003 with an estimated duration of approximately 50 – 60 days.

•	In June 2003, we employed Thor Kristian Hagness in a new position as President, responsible for operations, marketing, quality, safety and environmental issues.

•	On June 12, 2003, Ocean Rig completed the last well under the firm period of the EnCana contract. As no options under the contract were exercised, Eirik Raude was redelivered to the Partnership formed by Ocean Rig and EnCana to operate the rig, in preparation for commencement under the Imperial contract.

B. Business Overview

     We were an Oslo-based publicly-listed company up until December 31, 2002. As of January 1, 2003 we moved to Stavanger, Norway. We were formed in 1996 to construct, own and operate a fleet of high-specification semi-submersible drilling rigs for offshore oil and gas exploration and development drilling primarily in deepwater and harsh environments. Our activities since our inception have been largely limited to the ongoing construction of four Bingo 9000 fifth-generation semi-submersible drilling rigs: Rig No. 1 (Leiv Eiriksson), Rig No. 2 (Eirik Raude), Rig No. 3 and Rig No. 4. Leiv Eiriksson and Eirik Raude are both operational, and the baredecks Rig No. 3 and Rig No. 4 were sold in March 2002 to help fund completion costs for Eirik Raude. We believe that our rigs are among the most advanced in the world, capable of drilling in ultra-deep waters in excess of 8,000 feet using dynamic-positioning systems.

Strategy

     We are committed to our strategy of creating maximum value for our shareholders by developing our Company as an independent world wide ultra-deepwater contractor, and taking advantage of our position as the owner and operator of the most modern and unique semi-submersible drilling rigs in the world.

     The strong performance of the major oil companies should have a positive impact on plans for drilling activity, contract opportunities and day rates, especially in the deepwater segment. We believe that deepwater exploration and development will increase the demand for high-quality drilling units. Prospects in the deepwater segment appear to be positive. The discovery rate is higher in deepwater than in other areas, and this has resulted in lower exploration costs per barrel of oil equivalents found in deepwater. Despite the higher costs associated with deepwater operations, fields in production are more competitive because development and operating costs per barrel of oil equivalents are lower than in many fields in traditional areas. Although the current situation in 2003 is uncertain due to recent economic changes and high volatility in oil prices, we expect these factors to attract resources to deepwater activities, which, in turn, should increase the demand for deepwater rigs and. See Item 3, “Key Information-Risk Factors-Market conditions remain uncertain and we may be unable to secure ongoing drilling contracts”. We plan on continuing to focus our marketing efforts primarily on West Africa, Canada, the Gulf of Mexico, Brazil and the North Sea/Atlantic Margin area.

Rig Fleet

     Our semi-submersible drilling rigs have been constructed based on the Bingo 9000 design, which encompasses state-of-the-art capabilities and maximum outfitting flexibility, in order to provide us with the broadest variety of options for pursuing opportunities in deepwater markets. Leiv Eiriksson and Eirik

Raude are fifth-generation rigs with improved operating efficiency due to the use of the latest technological advances. Eirik Raude is designed to carry out drilling operations in water depths of up to 10,000 feet. Leiv Eiriksson is built for operation in water depths of up to 8,200 feet, but can be upgraded to the same water depth capability as Eirik Raude. Both Leiv Eiriksson and Eirik Raude are capable of drilling to a total depth of 33,000 feet and will remain stable in harsh weather conditions due to their superior motion characteristics and advanced dynamic-positioning systems.

     The Bingo 9000 design is a generational improvement on the Bingo design, which has a proven record of operational efficiency. Although we have made improvements to the Bingo design, the basic technology employed in the construction of our rigs is well-known and field tested. The technological improvements that we have built into our rigs include more sophisticated positioning capabilities, motion characteristics and safety features. We have also incorporated a structural design that permit one of the largest variable deck loads of any existing semi-submersible design, which is a critical drilling capability determinant. Our rigs are meeting the latest and most stringent industry requirements currently applied and are capable of performing complex drilling operations.

     Although we purchased the right to use the Bingo rig design concept for our rigs, neither we nor the company from whom we bought those rights has secured or applied for any patents or other intellectual property protection relating to such design. As a result, it is possible that third parties could challenge our right to use the Bingo concept or seek damages for alleged infringement of rights that they claim to own. Also, we may also lose the competitive advantage that we sought to achieve through use of the Bingo design concept if our competitors duplicate key aspects of the design without seeking our permission. Furthermore, we cannot guarantee that we will be able to prevent third party competitors from doing so.

     As the EnCana contract for Eirik Raude contemplated operation of the rig in a harsh-environment area off the eastern coast of Canada the rig went through a process which in certain cases is referred to as winterization. $15 million of the total cost of this process was reimbursed by EnCana.

     Semi-submersible drilling rigs are typically used in water depths exceeding 300 feet and in harsh environments. They can drill in water that is too deep for jack-up drilling rigs. Their superior motion characteristics give them a competitive advantage over drillships in harsh weather conditions. Our fifth-generation rigs are able to operate in water depths and severe weather areas in which other semi-submersible rigs and drillships are not certified to operate in. The main features of Rig No. 1 and Rig No. 2 include:

•	water depth capacity of up to 8,200 and 10,000 feet, respectively;

•	variable deck load of 6,700 metric tons and a total payload capacity of 14,000 metric tons;

•	three independent mud systems with a total capacity in excess of 11,000 bbls;

•	dynamic-positioning system (DP Class 3);

•	installed power of 45,000 kilowatts;

•	thruster capacity of 33,000 kilowatts; and

•	self-propulsion for efficient mobilization.

Construction of the Rigs

     The hulls, also known as baredeck units, for Leiv Eiriksson, Eirik Raude, Rig No. 3 and Rig No. 4 were built at the Dalian New Shipyard in China and were delivered to us on June 18, 1998, October 6, 1998, May 7, 1999 and September 15, 1999, respectively. We entered into outfitting contracts with Friede Goldman in December 1997 and June 1998 to outfit Leiv Eiriksson and Eirik Raude, respectively, and a completion contract with the Halifax shipyard of Irving Shipbuilding for the completion of Eirik Raude. We also entered into purchase agreements with a number of companies for the delivery of owner-furnished equipment for Leiv Eiriksson and Eirik Raude.

     On the whole, the progression of the construction project for Leiv Eiriksson and Eirik Raude was a little slower than the timeframe that was originally drawn up. The amount of change orders and repair of errors made from the Friede Goldman shipyard increased the amount of work needed to finish Eirik Raude at Halifax, and caused delays in the commencement of operations for Liev Eiriksson, which commenced operations in February 2002. We gained valuable experience from the completion, testing and commissioning of Leiv Eiriksson, which was the basis for planning the final phase of the construction project, and the test phase for Eirik Raude. Eirik Raude was mechanically completed and delivered to us by the Halifax Shipyard on June 21, 2002, ready for commissioning and sea trials, and commenced operations on November 1, 2002.

     Completion of Eirik Raude

     In July 2001, Eirik Raude was transferred from the Friede Goldman Shipyard to the Halifax Shipyard for completion and winterization.

     The activities of Halifax Shipyard for the completion of Eirik Raude were regulated by a contract concluded July 25, 2001, and subsequently amended, between Ocean Rig 2 AS and Irving Shipbuilding, Inc. This contract required the Halifax Shipyard to complete detail design, outfitting and winterization of Eirik Raude with support and assistance from our personnel.

     It was originally estimated that Eirik Raude would be mechanically completed and able to start sea trials by the end of the first quarter of 2002. Based on ongoing project review, Irving Shipbuilding and Ocean Rig worked towards the objective that Eirik Raude would be mechanically completed by the end of June 2002. In order to ensure timely delivery of Eirik Raude under this revised estimate, Irving Shipbuilding and Ocean Rig entered into an amendment to the building contract which established specific milestones, which the Halifax Yard was required to achieve in order to receive its bonus. Eirik Raude was mechanically completed on June 21, 2002 and Ocean Rig took immediately delivery of the rig from the Halifax Shipyard in Halifax. The rig went into a new phase of commissioning, sea trails and testing of equipment. Eirik Raude was completed and delivered under the drilling contract with EnCana, where the rig commenced operations on November 1, 2002.

     Equipment Contracts

     We entered into purchase agreements with a number of suppliers for the delivery of owner furnished equipment for Leiv Eiriksson and Eirik Raude. These purchase agreements covered the supply of power and electrical systems, derrick, pipehandling, cranes and lifting tackle, drilling control systems, BOP, control systems, drill pipes, marine riser systems, diesel engines, dynamic positioning systems, thrusters, mooring winches, drilling mud pumps and other mechanical drilling equipment. Our principal suppliers include ABB Industri AS, Marine Division; Cameron Norge AS, a subsidiary of Cooper Cameron Corporation; ABB Vetco Gray U.K. Ltd.; Kongsberg Simrad AS; Ulstein Brattvaag AS; Hydralift ASA; Aquamaster-Rauma Ltd.; Wärtsilä NSD Finland Oy; and Varco BJ Oil Tools, a subsidiary of Varco International.

Rig Management and Operations

     We employ a core group of professionals with significant experience in the offshore drilling industry. These employees work from our Stavanger offices, as well as in direct operational roles in Luanda, Angola and Halifax, Canada. Moreover, in conjunction with our marketing alliance with Sonangol for the Angolan market, we entered into an agreement in June 2000 with Pride Foramer S.A. (“Pride”), a subsidiary of the U.S. drilling company Pride International, Inc., which is among the world’s large drilling contractors, for operation of Leiv Eiriksson offshore Angola. Sonangol is also a party to this agreement. Pride owns and manages two advanced deepwater drillships that operate offshore Angola. Pride has considerable experience from operations in Angola, and has for a number of years had a base organization, a well-developed infrastructure and other functions of which we now make use. According to our agreement with Pride, we have our own key personnel both onshore and offshore.

     We have not entered into management agreements for the operation of Leiv Eiriksson for areas other than Angola.

     Effective April 13, 2001 (and later amended), Ocean Rig entered into a series of agreements with EnCana (at the time PanCanadian) pursuant to which Eirik Raude would provide offshore drilling services to EnCana and other companies offshore the east coast of Canada. Under the agreements Ocean Rig and EnCana formed the Partnership (East Cost Drilling Partnership (ECDP)) to operate the rig under the EnCana Drilling Contract offshore the east coast of Canada. ECDP is jointly owned by Ocean Rig and EnCana with an ownership of 5% and 95%, respectively.

Marketing

     Offshore Contract Drilling Service

     We expect our future contracts for the provision of offshore drilling services to vary in their terms and conditions. We may obtain drilling contracts either through competitive bidding or through direct negotiations with oil companies. Drilling contracts generally provide for a fixed day rate that is payable regardless of whether the drilling results in a successful well. Drilling contracts may provide for lower rates for days on which the rig is in transit or drilling operations are interrupted by adverse weather conditions or other conditions beyond our or the customer’s control. Likewise, we may receive lower dayrates, or no dayrates at all, for periods during which drilling is restricted or interrupted as a result of equipment breakdowns. Under typical drilling contracts, such interruptions in drilling operations that accumulate to more than one to two days per month result in a loss of day rate, and longer interruptions (typically lasting for more than 15 to 30 consecutive days) may permit the oil company to cancel the drilling contract. We typically would continue to incur full operating costs during any interruptions in the operation of our rigs. Certain interruptions caused by technical breakdowns may be covered by our insurance.

     Some day rate contracts provide for the payment of performance bonuses. Payments under day rate contracts are expected to account for the most substantial portion of our revenues. As a result it is unlikely that we will realize revenues from our rigs for periods during which they are not under contract or are not in use due to repairs or maintenance. Under day rate contracts, we will be responsible for all operating expenses of our rigs, including wages, supplies, insurance, repair and maintenance costs and the fees payable under our rig management contracts with third parties.

     The duration of day rate contracts generally encompasses either the drilling of a single well or group of wells or a stated calendar period (the latter being known as “term contracts”). We are primarily seeking to obtain term contracts. Current market conditions and recent contracts entered into by other companies indicate that a contract term between six months and three years is common. Drilling contracts usually may be terminated by the customer if the rig is destroyed or lost, if the performance of the contractor does not meet the contractual obligations, or if drilling operations are suspended for a set period of time due to a breakdown of equipment or certain events beyond the control of the parties.

     Eirik Raude: Drilling Contract with EnCana

     Under the terms of the agreement entered into with EnCana in April 2001, Eirik Raude was operated under this contract by Ocean Rig through the partnership East Coast Drilling Partnership (ECDP), in which Ocean Rig holds a 5% ownership (see Rig Management & Operations, above). ECDP as the contractor and Ocean Rig as the owner, each have offices in Halifax.

     The drilling contract with EnCana included drilling operations for a minimum firm six month period with an option for five additional wells.

     After delivery of the rig to EnCana, Eirik Raude started drilling its first well offshore Nova Scotia. Start-up of the rig was marked by extremely harsh weather with many winter storms, showing that with experienced and skilled crews Eirik Raude can operate under very difficult conditions in extreme waters. Safety on the rig has been satisfactory and no serious lost-time injuries have occurred. The first well was completed in mid-January 2003. After a few days for preparation and mobilization in Halifax in the second half of January, Eirik Raude started drilling its second well on February 8, 2003 on the Flemish Pass field off Newfoundland. The drilling is for PetroCanada under a sub-contract with EnCana. The Company has just completed a second well under this sub-contract in June 2003, upon completion of which the firm period terminated, pursuant to the terms of the contract.

     Contract with Imperial Oil Resource Ventures Limited

     Ocean Rig has been awarded a contract with Imperial Oil Resource Ventures Limited to drill offshore Nova Scotia upon completion of the EnCana contract firm period. Drilling under this contract with Imperial Oil is expected to commence around July 1, 2003. The estimated duration of this work is approximately 50 to 60 days.

     Leiv Eiriksson: Drilling Contract with ExxonMobil

     On January 19, 2002, Leiv Eiriksson arrived in West Africa and started installation of ExxonMobil / BP’s third party equipment in accordance with contract. On February 7, 2002 the rig started drilling operations at a water depth of about 2000 meter offshore of West Africa on a contract with ExxonMobil and BP. The firm portion of the contract included six wells drilled during the course of 2002 and the first part of 2003. After drilling of the six firm wells the contract provides for another six optional wells. In February 2003, Esso Exploration Angola Limited exercised the first option well which started after completion of the sixth firm well. In May 2003, BP Exploration Angola exercised the second option well, drilling of which will commence upon completion of the first option well and take approximately 50 days, with an estimated completed in August 2003.

Competition

     We are focusing our marketing efforts on the ultra-deepwater market segment. The rigs competing in this market segment consist of fifth-generation semi-submersible drilling rigs and drillships. Offshore drilling rigs, and semi-submersible drilling rigs in particular, are grouped by generations, to reflect the technical sophistication at the time the rig is constructed. Generally, each successive generation is associated with the ability to drill in deeper water depths and improved technology. Fifth-generation rigs are generally associated with water depth capability of over 5,000 feet. Given our focus, we consider as competitors only those fifth-generation rigs that can drill in ultra-deepwater depths exceeding 7,000 feet.

     Notwithstanding our belief that there are a small number of rigs that can technically and operationally compete with our rigs, the offshore contract drilling industry remains highly competitive. Oil and gas companies often award contracts through competitive bidding, and, although a rig’s specifications and a contractor’s performance record, crew quality and quality of service and equipment may be considered in the bidding process, price often is the primary factor in the selection of a drilling contractor. We believe that competition for drilling contracts will continue to be intense in the future, although competition in the ultra-deepwater market segment may be less intense due to the limited supply of available rigs.

     The deepwater market remains stable, and in our opinion this segment will continue to be attractive in the long term. In the short term, the deepwater segment may be influenced by uncertainty around crude prices. Other segments of the offshore drilling industry have, during certain periods, experienced some reduction in activity levels due to lower prices for natural gas and the decline in crude prices. We believe that our prospects of winning attractive contracts after the completion of our current contract portfolio are good.

Governmental Regulation and Environmental Matters

     Our operations are, and will be, subject to numerous international conventions, national, state and local laws and regulations in force in the jurisdictions in which we conduct, or will conduct, business. These laws and regulations relate to the protection of the environment, health and safety requirements, taxes, labor and wage standards and other requirements.

     The operation of the rigs may involve the use and disposal of materials that may be classified as environmentally hazardous substances. Environmental laws and regulations applicable to the locations in which the rigs will be operated may be stringent. These laws and regulations may expose us to liability for the conduct of, or conditions caused by others, or for actions relating to the rigs that were in compliance with all applicable laws at the time such actions were taken. In recent years, the protection of the environment has been the subject of increasing concern. Offshore drilling in certain areas has been opposed by environmental groups and, in some areas, has been restricted. To the extent that new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional environmental protection requirements result in increased costs to the oil and gas industry in general and the offshore drilling industry in particular, our business or prospects could be significantly harmed. The amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production for oil and gas for political, economic, environmental or other reasons could likewise harm our business, operating results or financial condition. We cannot predict the extent to which our future cash flow and earnings may be affected by mandatory compliance with any new legislation or regulations like those mentioned above.

     The operation of the rigs requires certain governmental approvals, the number and requirements of which may be subject to change at any time (i.e., Angola and Canada).

     The laws, regulations and licensing policies of the various jurisdictions in which our rigs will operate for the exploration for and development of oil and gas reserves could impact the rate of development of oil and gas fields, which in turn would affect the demand for our rigs. The offshore drilling and floating production industry, of which we are a part, is dependent on demand for services from the oil and gas exploration industry and, accordingly, is impacted by changing taxes, regulations and other laws or policies affecting the oil and gas industry generally.

C. Organizational Structure

     The Ocean Rig group comprises Ocean Rig ASA and its subsidiaries, all of which are wholly owned, directly or indirectly. The following diagram illustrates our current corporate:

     The following table sets forth our ownership of each company in our group:

Company	Place of	Ownership
Name	Incorporation	Interest %

Ocean Rig AS	Norway	100%
U.S. Ocean Rig Inc.	U.S.A	100%
Ocean Rig Ltd.	U.K	100%
Ocean Rig Norway AS	Norway	100%
Ocean Rig Angola AS	Norway	100%
Ocean Rig 1 AS	Norway	100%
Ocean Rig 2 AS	Norway	100%
Ocean Rig 3 AS	Norway	100%
Ocean Rig 4 AS	Norway	100%
OR Netherlands B.V	Netherlands	100%
Ocean Rig Canada Inc.	Nova Scotia, Canada	100%

D. Property, Plants and Equipment

     Our principal offices are in Stavanger, Norway and occupy approximately 1,200 square meters of leased premises. We also maintain leased office space in Aberdeen, Scotland (United Kingdom), Halifax, Nova Scotia (Canada) and Luanda, Angola. We believe that all leased properties are adequate for our present activities and likely to meet our needs for the foreseeable future.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

     This section should be read in conjunction with our financial statements included in this annual report. Unless otherwise indicated, all financial information in this annual report has been prepared in accordance with Norwegian GAAP. The U.S. dollar translations provided in this annual report are, unless otherwise indicated, calculated at the exchange rate as of December 31, 2002 reported by the Federal Reserve Bank of New York as its noon buying rate for Norwegian kroner, which was NOK 6.9375 per $1.00. All transactions from Norwegian Kroner (“NOK”) to U.S. dollars (“$” or “USD”) set forth in the discussion below have been made solely for the convenience of the reader, and should not be construed as a representation that the kroner amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate implied by such translations.

     The following information contains forward-looking statements. These forward-looking statements should be read in conjunction with the cautionary discussion relating to forward-looking statements found in the section entitled “Notice Regarding Forwarding-Looking Statements” and in Item 3, “Key Information—Risk Factors”.

Overview

     We operated as a development-stage company from our inception in September 1996 until the first quarter of 2002. Since inception, we have devoted substantially all of our efforts to the ongoing construction of our fleet of four (now two) rigs: (1) designing, engineering and contracting with a baredeck construction yard in Dalian, China, outfitting yards in Mississippi and in Halifax, Canada, as well as various equipment suppliers for our rigs; (2) overseeing construction of the rigs; (3) raising capital; and (4) marketing our rigs. Our first rig, Leiv Eiriksson commenced drilling operations offshore Angola under a drilling contract with ExxonMobil on February 7, 2002, and our second rig, Eirik Raude commenced drilling operations on November 1, 2002 under the drilling contract with EnCana Corporation, thus, the year ended 2002 was our first year with revenues from drilling operations. We sold our two remaining baredecks to Noble Drilling in March 2002.

     The Company has incurred operating losses in each period since inception and up to December 31, 2002. As of December 31, 2002, we had an accumulated net loss from operations of NOK 1,159.2 million ($167.1 million). To date, our capital raising efforts have consisted of the following:

•	private placements of shares in October and November 1996;

•	public offering of shares in Norway in January 1997;

•	global offering of shares (including a public offering in Norway) in October 1997;

•	issuance of 10 1/4% notes due 2008 together with the incurrence of loans in May 1998;

•	private placement and subsequent share issue in September/October 1999;

•	private placement of shares in May/June 2000;

•	issuance in May/June 2000 of 13% subordinated convertible bonds due 2005;

•	issuance in October 2000 of 11% subordinated convertible bonds due 2005;

•	private placement and subsequent share issue in May/June 2001;

•	incurrence of floating rate loans in June 2001;

•	issuance of zero coupon subordinated convertible bonds in November/December 2001;

•	incurrence of short-term revolving loan in February 2002;

•	private placement and subsequent share issue in April 2002;

•	private placement and subsequent issue of shares and incurrence of USD short term loan in May/June 2002;

•	incurrence of a convertible loan and issuance of warrants in August 2002;

•	private placement and subsequent issue of shares in December 2002 and January 2003; and

•	financial income on such funds.

     With both rigs on contract and in operations, we expect to generate net operating profit. The time it will take for the Company to reach profitability after taking financial items into account, if ever, are highly uncertain. We cannot assure you that we will generate significant revenues in the future.

Rig Construction

     The baredeck units for Leiv Eiriksson, Eirik Raude, Rig No. 3 and Rig No. 4 were delivered to us on June 18, 1998, October 6, 1998, May 7, 1999 and September 15, 1999, respectively. Outfitting of Leiv Eiriksson and Eirk Raude commenced at the Friede Goldman Shipyard in Pascagoula, Mississippi thereafter. After a series of delays and disputes at the Friede Goldman Shipyard, Leiv Eiriksson left the Friede Goldman Shipyard in May 2001 and started a series of sea trials and commissioning. The rig commenced drilling operations on February 7, 2002. Eirik Raude left the Friede Goldman Shipyard and underwent commissioning and sea trials at the Halifax Shipyard, and commenced operations offshore Canada in November 2002. The baredecks for Rig No. 3 and Rig No. 4 were sold to Noble Drilling in March 2002 for $45 million.

A. Operating Results

Year ended December 31, 2002 Compared to Year ended December 31, 2001

     We had revenues for 2002 of NOK 534.3 million ($77.0 million) mainly related to the operation of one rig for more than 10 months and both our rigs in operation in the last two months of the year, compared to NOK 10.5 million ($1.5 million) for 2001. In 2001 Ocean Rig had no rigs in operation. Revenue in 2001 related to external activities of Ocean Rig AS (providing rig management services). Operating expenses amounted to NOK 713.5 million ($102.8 million) of which NOK 553.0 million ($ 79.7 million) was for other operating expenses and NOK 160.6 million ($23.2 million) for depreciation.

     Other operating expenses apply mainly to operation of Leiv Eiriksson (cost such as crew cost, repair and maintenance, catering and insurance), preparations for operation and operation of Eirik Raude and fees to external advisers as well as general administrative expenses. For 2001, other operating expenses amounted to NOK 461.3 million ($ 66.5 million) and depreciation and write-downs amounted to NOK 255.2 million ($ 36.8 million). The write down of NOK 240.1 million ($34.6 million) was a result of asset impairment write-down related to Rig No. 3 and Rig No. 4 of NOK 240.1 million ($26.8 million). The impairment review was performed due to the fact that the market value of the Company’s equity exceeded the carrying amount of the shareholders’ equity in addition to increases in expected costs to complete the rigs.

     The Group’s cash on hand and long-term loans are mainly in USD. This resulted in a net foreign-exchange gain of NOK 598.3 million ($86.3 million) in 2002. Net foreign-exchange losses totaled NOK 70.7 million ($10.2 million) in 2001. Interest expense during the construction period has been capitalized as part of the cost price for the rigs. Capitalized interest amounted to NOK 301.5 million ($43.5 million) for 2002 and NOK 449.1 million ($64.7 million) for 2001. The reduction in interest expenses capitalized in 2002 compared with 2001 is primarily attributable to the fact that the no interest was capitalized in the last quarter of 2002 after the completion of Eirik Raude.

     Our loss before taxes in 2002 was NOK 209.2 million ($30.2 million) compared to a loss before taxes of NOK 819.1 million ($ 118.1 million) in 2001. The major reasons for this change are the increase in revenue from 2001 to 2002 and the positive development in exchange rates in 2002 compared with 2001 as explained above.

Year ended December 31, 2001 Compared to Year ended December 31, 2000

     We had revenues for 2001 of NOK 10.5 million ($1.5 million) related to external activities of Ocean Rig AS compared to NOK 13.7 million ($2.0 million) for 2000. Our operating expenses mainly consisted of personnel expenses and fees of our advisors, primarily legal fees, marketing fees and engineering fees. We incurred an operating loss of NOK 705.9 million ($ 101.8 million) in 2001 compared to an operating loss of NOK 162.8 million ($ 23.5 million) for the same period in 2000 . The increase in operating loss from 2000 to 2001 was primarily due to an increase in operating and administrative expenses, reflecting costs related to completion, outfitting and preparation of Rig No. 1 for operation, and writedown of two baredeck hulls.

     The Group’s cash on hand and long-term deposits are mainly in USD. This has resulted in a net foreign exchange loss of NOK 70.7 million ($ 10.2 million) for 2001 compared to NOK 202.6 million ($ 29.2 million) for 2000. Both realized and unrealized foreign exchange gains and losses are recognized as they arise, on the basis of the exchange rate at the end of each quarter. Interest expense during the construction period has been capitalized as part of the cost price for the rigs. Capitalized interest amounts to NOK 449.1 million ($64.7 million) for 2001 compared to NOK 334.4 million ($48.2 million) for 2000.

     Our loss before taxes was NOK 819.1 million ($118.1 million) in 2001 compared to a loss before taxes of NOK 329.7 million ($47.5 million) in 2000.

     Our financial statements are prepared in accordance with generally accepted accounting principles in Norway (“Norwegian GAAP”) which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”), and reconciled to U.S. GAAP for purposes of this annual report. For a detailed discussion of the significant differences, see Note 27 to the Financial Statements included in this annual report.

B. Liquidity and Capital Resources

     Since the commencement of our operations, we have financed our operations primarily through the placement of debt and equity securities, the incurrence of indebtedness and financial income generated from our securities placements. As of December 31, 2002, we had received total proceeds of approximately NOK 10.4 billion (USD 1,322 million at historical exchange rates) from such placements. Our placements and indebtedness include the issuance of 10 1/4% senior secured notes due 2008 (the “Notes”) and incurrence of floating rate senior secured loans due 2008 (the “1998 Loans”).

     Ocean Rig’s subsidiary, Ocean Rig Norway AS, which issued the Notes and incurred the 1998 Loans, is subject to the terms of the indenture under which the Notes were issued and the credit agreement pursuant to which the 1998 Loans were made. Such agreements place significant limitations on the use of funds held by Ocean Rig Norway AS. These funds were, among other things, used for the payment of certain initial interest payments on the debt instruments and to fund the construction and outfitting of the Company’s two rigs.

     In 1998, Ocean Rig Norway’s subsidiary, Ocean Rig 2 AS, the owner of Eirik Raude, entered into credit agreements with Fortis Bank (formerly MeesPierson N.V.), Christiania Bank og Kreditkasse ASA and Eksportfinans ASA (collectively, the “Banks”), which, subject to certain conditions, entitled Ocean Rig 2 AS to draw up to USD 50.0 million prior to delivery of Eirik Raude and up to USD 100.0 million after the delivery of Eirik Raude. As a number of the conditions for making drawdowns under the bank facility were not fulfilled, no drawdowns were made under this facility, USD 100.0 million of which was refinanced with the 2001 Loans (described below).

     In May/June 2000, Ocean Rig ASA issued NOK 200.0 million (USD 21.9 million at historical exchange ratres) of 13% subordinated convertible bonds due 2005. The bonds have a five year maturity, a 13% coupon and a conversion price of NOK 70 per share (updated conversion price at March 31, 2003 is NOK 22.83 per share). The Company also increased its share capital by NOK 266.8 million ( USD 28.6 million at historical exchange rates) by issuing 8,891,900 shares each with a par value of NOK 30.0. The subscription price for this issuance was NOK 40.0 per share. The total subscription amount was NOK 555.7 million (USD 62.8 million at historical exchange rates) for the convertible bonds and the share issuance has been fully paid to the Company.

     In October 2000, Ocean Rig ASA issued NOK 300.0 million (USD 32.8 million at historical exchange rates) of 11% subordinated convertible bonds due 2005. These bonds have a five year maturity, a 11% coupon and a conversion price of NOK 75.0 per share (updated conversion price at March 31, 2003 is NOK 24.45 per share).

     During August / September 2002 NOK 66.0 million and NOK 41.0 million of the NOK 200.0 million convertible bond and NOK 300.0 million convertible bonds, respectively, were converted to the Company’s new Mandatory Convertible Bond issued in August / September 2002 as discussed below.

     In April/May 2001, the Company further increased its share capital by NOK 400.0 million (USD 43.7 million at historical exchange rates) by issuing 10,000,000 shares each with a par value of NOK 30. The shares were offered in a private placement at a price of NOK 40.0 per share to existing shareholders owning more than 38,000 shares as of April 30, 2001. The total subscription amount of NOK 400.0 million for the share issuance has been fully paid to the Company. In a subsequent share issue, 1.6 million shares were offered to and subscribed to by shareholders holding less than 38,000 shares on terms principally the same as in the private placement. The total subscription amount of NOK 64.9 million (USD 7.2 million at historical exchange rates) for the subsequent share issuance has been fully paid to the Company.

     In June 2001, Ocean Rig successfully concluded a five-year Loan Facility (the “2001 Loans”), in principal amount of USD 100.0 million, to finance the remaining completion costs of Leiv Eirikkson and Eirik Raude. This Loan Facility refinanced the bank facility entered into by Ocean Rig 2 in 1998 with Fortis Bank (Nederland) N.V., Christiania Bank and Kreditkasse ASA described above. This facility was repaid in full on June 28, 2002 with a six-year take-out facility with Fortis and Christiania Bank (the “Fortis Facility”), pursuant to a loan agreement entered into in November 2001, as amended.

     As a consequence of increased costs in connection with increased investments and further delays in the construction of the Company’s two rigs, the Company issued in November / December 2001 an equity issue of NOK 440.0 million (USD 49.0 million at historical exchange rates), equaling 58,666,667 shares. Since the par value of the Company’s shares was higher than the price payable for the new shares, the General Meeting decided that the increase in share capital should take place in the form of a short-term subordinated convertible bond issue, to be converted into shares immediately upon completion of the write-down of the par value of the Company’s shares. A resolution was made to write down the par value of the Company’s shares from NOK 30.0 per share to NOK 1.0 per share. In a subsequent issue in December 2001, the Company issued an equity issue (on same terms as the original issue) totaling NOK 112.5 million (USD 12.5 million at historical exchange rates), equaling 14,999,999 shares. The total subordinated convertible bond totaling NOK 552.5 million was converted to 73,666,666 shares in the company in February 2002.

     In February 2002, the Company entered into a short-term revolving credit facility provided by EnCana totalling USD 19.0 million. An initial drawdown of USD 10.0 million was made under this facility in February 2002. The loan was initially secured with a mortgage over the Company’s fourth baredeck. Upon the sale of this baredeck in March 2002, this mortgage was released and part of the proceeds of the sale were used to repay the outstanding amount under this facility at that time. The facility matured upon the delivery of Eirik Raude under the drilling contract with EnCana November 1, 2002.

     In April 2002, the Company conducted a private placement of 24,444,445 new shares with a par value of NOK 1. The subscription price was NOK 9 per share. The private placement was directed towards the largest existing shareholders of the company as of April 2, 2002. The total subscription amount of NOK 220.0 million (USD 25.0 million at historical exchange rates) was fully paid to the company in April 2002. Proceeds from this placement were also used to help fund the shortfall with respect to remaining completion costs for Eirik Raude.

     In May / June 2002, after a review of the project and reconciliation of completion estimates, the company announced that it is expected that costs for Eirik Raude would increase by approximately USD 45.0 million. As a result of the delayed startup for Leiv Eirikkson and these cost overruns for Eirik Raude, the Company required additional financing for the period until both rigs were in normal operation. Accordingly, the Company, in cooperation with some of the major shareholders, negotiated a financing solution consisting of a private placement of shares and short term bonds (the “USD Short Term Loan”) combined with the issuance of shares and warrants. The Company raised an additional NOK 652.7 million (USD 80.9 millions at historical exchange rates) in new liquidity from this financing.

     In August 2002, the Company announced that, after a change in the project management team at the Halifax shipyard in Canada and an in-depth analysis of the scope of work remaining for the completion of Eirik Raude, the date for commencement of operations were postponed and scheduled to be in the beginning of the fourth quarter of 2002. The results of the analysis increased the estimated cost to complete the rig by USD 40.0 million in addition to a delay in revenues of approximately USD 5.0 million. To cover the increased capital requirement it was resolved that a mandatory convertible bond loan be issued with the right for both the lender and the borrower to convert new bonds to shares in the Company. Participants in the Company’s USD Short Term Loan from May/June 2002 and the NOK subordinated convertible loans issued in 2000 were offered the opportunity to convert their loans fully or partially to the new mandatory convertible bond issue. The subscription amount totalled NOK 669.5 million (USD 77.9 million at historical exchange rates) and included both subscribed bonds and conversion of existing loans. In a subsequent issue the Company raised NOK 77.4 million (USD 10.2 million) which included both subscribed bonds and conversion of existing loans. The transactions provided the Company with new liquidity of NOK 324 million (USD 42.6 million at historical exchange rates) and reduced the Company’s USD Short Term Loan from May/June 2002 by approximately NOK 248 million (USD 32.6 million at historical exchange rates).

     Participants in the new loan were allotted a total of 191,275,343 independent subscription rights, each granting the right to subscribe to one share in Ocean Rig for NOK 1.0 per share by October 31, 2002. The independent subscription rights were exercisable upon i) failure to deliver Eirik Raude on contract by October 15, 2002 or ii) cost overrun exceeding USD 8.0 million resulting from completion from the rig.

     Since the rig was not completed and delivered on contract by October 15, 2002 the independent subscriptions rights became exercisable on October 16, 2002. 191,258,154 (99.99% of the total number of subscription rights) were exercised by October 31, 2002. Exercise of the subscription rights provided the Company with approximately USD 25.0 million in new liquidity (at historical exchange rates).

     In December 2002 the Company conducted a private placement of NOK 111.0 million (USD 15.5 million at historical exchange rates) at a subscription price of NOK 1.0 per share.

     In January 2003, in a subsequent issue, the Company issued shares totalling NOK 35.1 million (USD 5.1 million at historical exchange rates) at a subscription price of NOK 1.0 per share.

     The Fortis Facility (described above) contains restrictions on, among other things, minimum working capital and value adjusted equity (including market value of rigs). As of December 31, 2002, the Company was unable to comply with two of its covenants relating to these restrictions . Ocean Rig obtained temporary waivers from the lenders as of May 15, 2003 waiving noncompliance of the working capital covenant through March 31, 2003, and waiving noncompliance of the value adjusted equity covenant through December 31, 2003, and expects to meet the covenants at future determination dates.

     The Company may seek to access the public or private capital markets whenever conditions are favorable. The Company also, under certain circumstances, may seek additional funding through strategic partnerships and other financing mechanisms. There can be no assurance that such funding will be available on terms acceptable to the Company or allowable under the terms of the Notes, the 1998 Loans and the 2002 Loans.

Outstanding Debt Obligations and Commitments

Facility	Principal Amount Outstanding	Maturity Date

1998 Senior Secured Notes	$225 million	June 1, 2008
1998 Floating-Rate Senior Secured Loans	$125 million	June 1, 2008
2002 Floating Rate Senior Secured Loans	$100 million	June 28, 2006
Zero Coupon Mandatory	NOK 669.5 million ($96.5 million)	August 22, 2005
Convertible Bond 13% convertible bond 2000/ 2005	NOK 134 million ($19.3 million)	May 25, 2005
11% convertible bond 2000/ 2005	NOK 259 million ($37.3 million)	May 25, 2005
2002 USD Short Term Loan(1)	$13.1 million	May, 13, 2003

(1)	In May 2003, the Company exercised its option to extend the final installment by three months from May 13, 2003 to August 13, 2003.

Related-Party Transactions

     Ocean Rig has entered into the following agreements with related parties:

		Payments to related parties

	Total Contract	Year ended December 31,
	value	2000	2001	2002

	NOK	NOK	NOK	NOK
		(amounts in thousands)
Agreement regarding delivery of equipment from Hydralift ASA for Rig No. 1 and Rig No. 2 (total for both rigs)	567,435	39,358	43,789	21,194

     Board member Bjarne Skeie sold his shares in Hydralift ASA in December 2002 and as of December 31, 2002, Hydralift is no longer considered as related party to the Company. Transactions up until Mr. Skeies sale of his shares in Hydralift ASA are included in the table.

Amounts related to payments to Hydralift ASA for the supply of equipment have mainly been capitalized as part of spare parts.

In addition to the above-mentioned transaction, two of the Board members have received compensation for additional services during 2002. Chairman of the Board, Morten Borge received a compensation of NOK 1,442,818 for work performed that exceeds work relating to his position as Chairman of the Board. Board member Geir Aune received consulting fees of NOK 100,000.

C. Research and Development, Patents and Licenses

     Although we purchased the right to use the Bingo rig design for our rigs, neither we nor the company from whom we bought those rights has secured or applied for any patents or other intellectual property protection relating to the design. See Item 3, “Key Information-Risk Factors”.

D. Trend Information

     The long-term prospects for the deepwater market remain optimistic, as it is expected that a significant portion of future world oil supply will come from deepwater plays. The short-term outlook however, has uncertainties. A sizeable portion of the deepwater fleet comes to the end of their long term contracts, towards the end of 2003 and into 2004. This available capacity is in addition to capacity, which a number of clients are prepared to sublet, for drilling units they have under contract, but for which they have limited amounts of work. Coupling this with and economic uncertainties in the major economies world wide, contributes to an uncertain market outlook in the short-term. Ocean Rig continues to focus its marketing efforts primarily on West Africa, in the US Gulf of Mexico, offshore Brazil and the East Coast of Canada. The company is also pursuing prospects in the North Sea/Atlantic Margin area.

     Despite the current uncertainty, the fundamentals remain in place. World oil demand has grown by 14% since 1990. World demand for gas has increased twice as much as the rate of oil, over 20% since 1990 to 230 bcf per day in 2000. According to BP a cautious forecast suggests the world will be using 90 million barrels of oil and 300 bcf of gas per day in ten years’ time. Even in the current economic climate, demand for oil and gas continues to grow, but at a slower pace. The latest IEA estimate shows a 200,000 barrel per day increase in demand for 2002. Except for the 1979-1982 period, demand has grown every year since 1971 (see figure 3 below). This, combined with a very moderate growth in production capacity has almost eliminated the world’s production buffer. On top of this many fields in the OECD area will peak in the next couple of years and start declining. This will leave the world even more dependent on a few Middle East producers.

     In the mid 1980s there was a significant surplus capacity in the oil market (developed production capacity in relation to consumption). During the 1990s a significant growth in consumption was not compensated through a corresponding increase in production capacity, implying a much more balanced ratio of supply and demand. Oil market experts disagree on the actual size of the remaining capacity surplus, but there seems to be consensus that the surplus is significantly lower than it has been historically. The experts also seem to agree that the remaining spare capacity is largely in the hands of OPEC or more specifically Saudi-Arabia, Iraq and United Arab Emirates.

     Analysts such as IEA, CGES, DOE, etc., anticipate continued growth in oil consumption over the next 10 years, while on the supply side a number of fields and provinces suffer from declining output from aging oil fields. The rate of recovery (i.e., percentage exploitation of each field) has improved significantly and has increased demand for drilling and other oil-related services. At the same time, new discoveries represent a smaller portion of total consumption than previously (BP Statistical Review). On a more aggregate level, this indicates a requirement for a high activity level across the entire life cycle of oil and gas developments going forward.

Investments in Exploration and Development

     Worldwide Exploration and Production (E&P) spending is forecast to rise 0 - 5% in 2003, following a similar increase in 2001. However, large geographical differences are expected. A flat development is seen in the US, while international spending is expected to be up 5%. Spending can be positively affected if US gas prices hover around today’s high levels ( > USD 5 per cubic feet).

     Global upstream investments increased significantly from 1991 to 1998 despite relatively stable and even falling prices. Historically, E&P investments have been more closely linked to the aggregate demand for oil than the oil price itself, as long as the oil price is high enough to generate adequate cash flow. Since 1999 aggressive production cuts and improved discipline, among OPEC members, have contributed to high oil prices. However the global demand growth for oil has been low and E&P investment levels are still beyond 1998-levels. See Item 3, “Key Information-Risk Factors”. The growth within deep water, which is Ocean Rig’s main market, is expected to be much higher than for the industry in general. During the last couple of years the world’s deepwater reserves have more than doubled

     According to the World Deepwater Report 2001-2005 by Douglas-Westwood and Infield Systems 26 companies will spend an estimated USD 10 billion annually by 2005, more than doubling current expenditures. Production from shallow-water regions is now in serious decline. Below 500 meters however, production is set to increase dramatically as the major oil companies target more than 20 billion boe of reserves slated for development in 114 fields offshore Brazil, the Gulf of Mexico and West Africa. In addition to large reserves another factor driving activity is the high potential for deepwater prospects. Down to 100 meters the average field is expected to produce some 16,000 boe per day, while between 1,000 to 1,500 meters the average field is expected to produce some 62,000 boe per day. In the past five years only two companies, Petrobras and Shell, have brought more than 1 billion boe of deepwater reserves on-stream, but in the next five years Petrobras has 3.3 billion boe of prospects, BP 2.6 billion boe, ExxonMobil 2.4 billion boe, Shell 2.3 billion boe and Chevron Texaco 1.5 billion boe. TotalFinaElf is a newcomer to the billion-barrel deepwater club as its huge Girasol development came on-stream offshore Angola in late 2001.

Market for Drilling Rigs for Deepwater Drilling

     Drilling at water depths exceeding 400 feet + normally requires the use of semi-submersible rigs or drillships. Water depths between 3,000 and 10,000 feet are termed extreme depths and drilling operations at these depths are pushing the limits of existing technology.

Semi-submersible drilling rigs

     Semi-submersible drilling rigs are floating platforms and feature a ballasting system that can lower parts of the hull to a predetermined depth (50 - 80 feet). This reduces the rig’s exposure to wave impacts and increases stability. Semi-submersible drilling rigs retain their position above the wellhead either by means of a conventional mooring system, consisting of anchors and chains or cables, or by a computerized Dynamic Positioning system (“DP system”).

Drillships

     Drillships are ships with on-board propulsion machinery, often constructed for drilling in deep water. They are based on conventional ship hulls but have certain modifications. Drilling operations are conducted through openings in the hull (''moon pools”). Drillships normally have higher load capacity than semi-submersible drilling rigs and are well suited to offshore drilling in remote areas due to their mobility and high load capacity. Like semi-submersible drilling rigs, drillships can be equipped with conventional mooring systems or DP systems.

Market segment	Water depth	Rig type	Major market
Shallow water	< 400 feet	Jack-ups	US Gulf
Intermediate water	300-3,000 feet	2nd & 3rd	Worldwide
generation semis,
drillships,
Deepwater	3,000-5,000 feet	2nd, 3rd, 4th & 5th	West Africa,
		generation semis	Brazil, USA
and drillships,
including DP
Ultra-deepwater	> 5,000 feet	5th generation DP	Brazil, USA, West
		semis and DP	Africa
drillships

     The worldwide fleet of mobile drilling rigs totals 586 units. Leaving aside the 383 jack-ups (most of which are only capable of drilling in water depths between 150 and 300 feet) there are 203 floating rigs. There are a total of 164 (working and idle) semi submersibles and 39 (working and idle) drillships in the world today.

     The market for drilling at ultra-deepwater depths (greater than 5000 feet) consists of 63 rigs. 38 of these are semi-submersible drilling rigs while 25 are conventional drillships.

Technical Advances

     During the last decade the technology involved in exploration and production of oil and gas has developed rapidly. New solutions for floating production, well drilling and completion and pipeline technology have enabled oil companies to operate on a commercial basis at greater depths. Furthermore, developments within the seismic technology field have led to a higher success rate in exploration drilling, and an increase in the number of fields in production or development.

Trends

     During recent years developments in the market have been positive for suppliers of rigs, equipment and services. Despite setbacks in certain segments the overall trend has been favorable the last two years. Activity has picked up and capacity has tightened, thus increasing rates and prices. The current drilling plans of the oil companies supported by oil service companies indicate a concern for rig availability, particularly in deepwater. Seismic tendering activity has increased, reflecting a shift in supply to Canada, Brazil and West Africa.

     Following the tightening of the market, the rates for supply vessels have increased dramatically and have, for short periods, reached 1998 levels. Going forward, new geographic regions and deepwater field developments, such as the Canadian region, will likely offer significant growth. See Item 3, “Key Information-Risk Factors”.

Supply and Demand for Deepwater Rigs

     We believe that exploration and development activities in deepwater and/or harsh environments will increase the demand for high quality equipment, including high-end drilling units, despite economic uncertainty and high volatility in oil prices. See Item 3, “Key Information-Risk Factors”.

     Until 1997 deepwater drilling was limited to offshore Brazil and to a lesser degree the U.S. Gulf of Mexico and most drilling by floating rigs was in medium water depths. Since then demand for deepwater drilling has accelerated. The major deepwater markets today are West Africa, Brazil and the GoM.

     The ultra deepwater market is expected to continue to gain strength in the medium and long term since oil production from these water depths is technically and economically viable.

Utilization rates for rigs

     The utilization rate for rigs (i.e., the number of rigs under contract in relation to the total number of available rigs on the market) was close to 100% for all types of rigs in February 1998, after which the utilization rate started to decline. Currently capacity utilization for semi-submersible rigs is approximately 69%. The corresponding figure for drillships is somewhat higher at 72%. The utilization rate for rigs in the segment in which Ocean Rig is operating (ultra-deepwater and/or harsh environments) is close to 100%.

     The outlook for the deepwater drilling segment is based on the expected level of exploration and development activity for deepwater oil and gas fields, which, in turn, is affected by oil companies’ revenues and ability to invest in exploration and development activities.

Key elements for deepwater drilling are:

•	New technologies including deepwater drilling units have opened up the deepwater reserve base for exploration.

•	A great deal of previously unexplored acreage has become accessible, and the success rate of deepwater exploration drilling is higher than that at other depths. As a consequence, exploration costs per barrel of oil equivalents found are generally lower at deepwater levels than at other levels.

•	At more moderate depths the giant finds are few and far between while in deepwater the expectations is that there are many large oil accumulations to be found.

•	So far, only 53 out of 216 fields which have been discovered in deep water (2,000 ft or deeper) are under development.

These elements combine to direct resources toward deepwater activities, and demand for deepwater rigs and drillships are expected to increase as exploration and development activities increase.

Development of market rates for semi-submersible rigs

     Dayrates for ultra-deepwater semi-submersibles in the Canadian market look promising. New contracts in this region have been secured at dayrates of USD 200,000. The first deepwater rig in the Canadian market started working in November 2001. Fixtures for units capable of drilling in depths of up to 1,500 meters (5,000 feet) in the West-African region are currently in the range of USD 130,000 to 140,000 per day. Dayrates in the ultra-deepwater segment are typically now around USD 170,000.

E. Off Balance Sheet Arrangements

     None.

F. Tabular Disclosure of Contractual Obligations

     As of December 31, 2002, the Company had the following contractual obligations:

	Payments due by Period

Contractual Obligations		Less than
	Total	1 year	1 - 3 years	3 - 5 years	More than 5 years

	NOK	NOK	NOK	NOK	NOK
			(amounts in thousands)
Notes and Loans	3,129,476	23,982	—	—	3,105,494
Convertible loans	393,000	—	393,000	—	—
Madatory convertible bond(1)	669,452	—	669,452	—	—
USD Short Term Loan(2)	90,814	90,814		—	—
Operating leases	6,565	3,490	3,075	—	—

Total	4,289,307	118,286	1,065,527	—	3,105,494

(1)	The Mandatory convertible bond is shown gross of unamortized balance of warrants and intrinsic value. See Note 12, Convertible loans, for further information.

(2)	The Short term loan is shown gross of unamortized discount. See Note 10, USD Short Term Loan, for further information.

     Certain of the notes and loans included in the table are subject to covenants requirements. If there is an event of default with respect to these covenants, the holders of these debt instruments could elect to declare all debts to be due and payable together with accrued and unpaid interest. As a result, we could be forced into bankruptcy or liquidation.

     The Application of Critical Accounting Policies

     Financial Reporting Release No. 60, which was released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note 1 of the Notes to Financial Statements includes a summary of the accounting policies and methods used in the preparation of our consolidated financial statements. The following is a brief discussion of the more significant accounting policies and methods that we use.

General

     The preparation of financial statements in conformity with generally accepted accounting policies in Norway requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We evaluate these estimates on an ongoing basis, utilizing historical experience, consultation with experts and other methods we consider reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates. The most significant estimates and the assumptions relate to our construction-in-progress and fixed assets balances and to revenue and expense recognition.

Construction-in-Progress and Other Fixed Assets

     Fixed assets are stated at cost, less accumulated depreciation and impairment charges to recognize an economic impairment when management has determined that an impairment has occurred. Cost includes interest incurred during the construction period of the rigs based on prevailing interest rates and weighted average capital expenditures. Expenditures for additions, significant renewals and betterments are capitalized, whereas expenditures for maintenance and repairs are expenses as incurred. The rigs are depreciated on a straight-line basis over the estimated useful life of the assets ranging from 5 to 30 years. The primary portion of the rigs is depreciated over 30 years. When assets are sold or retired, their costs and related accumulated depreciation are removed from accounts and any gain or loss is included in net income. The estimated useful life of the rigs could change resulting in different depreciation amounts or impairment in the future.

     Prior to January 1, 2003 we evaluated the realizability of long-lived assets for impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. We evaluate the recovery of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with the assets. At the time such evaluations indicate that the future undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are adjusted to their fair values based on estimated future net cash flows, discounted at a market rate of interest. During 2001, we recognized an impairment on Rig No. 3 and Rig No. 4 based on this analysis. To the extent that circumstances change or assumptions used in undiscounted and discounted cash flow calculations change, we could experience additional impairments in the future.

Recent Accounting Pronouncements

     In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity must measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure the change shall be the credit-adjustment risk-free rate that existed when the liability was initially measured. That amount is to be recognized as an increase in the carrying amount of the liability as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not expect an impact from adoption of SFAS 143.

     In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. The Company is currently in the process of evaluating the impact of the adoption of Interpretation 46.

Change in Norwegian GAAP accounting standard for the impairment of long-lived assets

     Norwegian GAAP introduced a new accounting standard for the impairment of long lived assets effective January 1, 2003. The new standard differs significantly from the US GAAP accounting standard. Under Norwegian GAAP, the nominal value approach is not used. If circumstances indicate that the carrying value of the assets may not be recoverable, a recoverability test is performed to calculate the fair value of the assets. The fair value of the assets are determined through testing, where the higher of, the net sales value of the assets or the net value in use of the assets, are used in determining fair value. The value in use is determined by discounting future cash flows through a net present value calculation. If the carrying value of the assets is not recoverable, the carrying amount of the assets is written down to its estimated fair value. Any subsequent reversed changes to the fair value of the assets will be booked as an adjustment to the book value of the assets by a reversal of previous impairment loss. The change in Norwegian GAAP Accounting standard will cause a difference between Norwegian GAAP and US GAAP for financial reporting periods subsequent to year end December 31, 2002.

     For additional information on our significant accounting policies, see Note 1 to our accompanying financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

     The following table sets forth information with respect to the members of our board of directors and the executive officers of our company as of December 31, 2002. Our directors serve two-year terms. There is no limitation on the number of terms that a director may serve. The executive officers of our company are appointed by and serve at the discretion of our board of directors:

Name	Age	Position

Morten Borge (1)	55	Chairman of the Board of Directors
Bjarne Skeie (1)	58	Director
James F. Skouverøe	58	Director
Geir Aune (1)	44	Director
Roy Mosvold	38	Director
Kai Solberg Hansen (3)	54	President and CEO
Christian Mowinckel (4)	49	Senior Vice President-Finance
Nina E Tveita	39	Senior Vice President-HMS & Q
Willy Tørhaug	53	Senior Vice President-Operations
Robert M. Warrack	57	Senior Vice President-Marketing
Kjersti Stenberg (5)	42	Senior Vice President-Accounting
Rolf Ytreland (6)	59	Managing Director Ocean Rig AS

(1)	On April 7, 2002, Bjarne Skeie resigned as Chairman of the Board of Directors, but continues as a Director. The board elected Morten Borge as Chairman of the Board. In March 2003, the board elected Geir Aune as Chairman. Mr. Borge continues as a director.

(2)	Ocean Rig ASA received on March 19, 2002 notice from two of the directors of the board, Tore O. Berg and Fredrik Steenbuch, that they wished to withdraw from their appointments of the board of Ocean Rig ASA effective April 2, 2002. Since these resignations until the General Meeting on May 16, 2003, the board has consisted of 5 members.On May 16, 2003 Jon R. Aisbitt was elected as director of the board.

(3)	Kai Solberg-Hansen was appointed by the board at April 8, 2002. In May, 2003, Thor Christian Haugnaess was appointed into a new position as President. Mr. Solberg-Hansen remains CEO and Managing Director.

(4)	Mr. Mowinckel joined the company in August 2002.

(5)	Kjersti Stenberg joined the company in March 2002. Mrs Stenberg left the Company in June 2003 and is replaced by Erling Meinich-Bache who joined the company in March 2003.

(6)	Mr. Ytreland will be resigning as of September 1 ,2003 and will be replaced by Mr. Jorgen Cederfeldt, who is currently Operation Manager at Ocean Rig AS.

     Morten Borge joined the board of Ocean Rig ASA on November 21, 2001. He has experience with Arvid Bergvall AS, Pegasus Ocean Services Ltd., O. Ditlev-Simonsen Jr and Anglo Eastern Management Services Ltd. Mr. Borge has served as Managing Director of Mosvold Shipping AS in Kristiansand, Chairman of Dual Drilling Inc in Dallas, and Chairman and Managing Director of Mosvold Shipping Ltd in Bermuda. He holds an MBA from Mannheim University. Mr. Borge resides in Kristiansand, Norway. As Chairman of the Board, Mr. Borge will serve Ocean Rig on a full-time basis.

     Bjarne Skeie has vast experience as a director of various privately and publicly traded companies in Norway. He currently serves as Chairman of the Board of Directors of Skeie Group AS and the publicly traded companies Hydralift ASA, which supplies equipment to the petroleum (including offshore drilling rig companies) and shipping industries, and Sinvest ASA. Mr. Skeie also serves as a member of the Board of Directors of Baltic Holding ASA and Ecuanor ASA, and as Chairman of the Board of Directors of Skeie Eindom AS. Mr. Skeie holds an engineering degree from Boston College of Engineering and resides in Kristiansand, Norway.

     James Frithjof Skouverøe serves as member of the Board of Directors of Stolt Offshore S.A., an offshore contracting company quoted on Nasdaq and listed on the Oslo Stock Exchange. He is currently an active owner of a group of companies operating within the contracting and manufacturing sectors in Norway and Sweden. Mr. Skouverøe has previously served as President of Stolt Sea Farm AS. Mr. Skouverøe holds a M.Sc. degree from the Norwegian University of Science and Technology at Trondheim and holds an M.B.A. from INSEAD. He resides in Oslo, Norway.

     Geir Aune joined the board of Ocean Rig ASA on November 21, 2001. He has experience as a field engineer for Schlumberger and in various positions as managing director or Chairman of industrial investment companies and offshore/oil service related companies. Mr. Aune has served as Vice Chairman of Wilrig ASA, CEO of NCL Holding ASA and Norwegian Cruise Line and CEO of DSND Subsea AS. Mr. Aune resides in Baerum, Norway.

     Roy T. Mosvold joined the board of Ocean Rig ASA on November 21, 2001. He has experience from New York and London in shipping (dry cargo, chemicals, tanker and gas), investment and trading. Mr. Mosvold has served as Chairman of Mosvold Shipping Ltd. He is currently involved in his own trading, shipping and investment companies based in London. Mr. Mosvold holds a B.Sc. with a major in Finance and International Business from New York University. He resides in London, UK.

     Jon R. Aisbitt was elected as director of the board on May 16, 2003. Mr. Aisbitt was a former partner of Goldman Sachs & Co. and has 20 years experience in international investment banking,

     Kai Solberg-Hansen has over 25 years of experience in the offshore and maritime sector. Before joining our company, he was CEO of the Norwegian drilling contractor Northern Offshore ASA. He has worked as CFO of Kvaerner Maritime, as well as the Norwegian drilling contractors Wilrig AS and Ross Offshore AS. Mr. Solberg-Hansen holds a M. Sc. in Business from the Norwegian School of Management BI. He resides in Drøbak, Norway. Mr. Solberg-Hansen was appointed President and CEO on April 7, 2002.

     Thor Christian Haugnaess has been working for Schlumberger for 19 years. His current position is Director of Quality, Health, Safety, Security and Environment for Middle East, East Africa and Asia. In Schlumberger he has held several positions in Field Operations, Staff and Line Management. His assignment has covered oilfield operations in Europe, Africa, Middle East and Asia. Haugnaess is holding a Master of Science degree in Petroleum Technology from NTH, University in Trondheim, Norway. He resides in Dubai.

     Christian Mowinckel joined Ocean Rig in late July 2002 as Senior Vice President Fianance. His working career includes senior positions in Den norske Bank ASA, Elkem ASA, Kvaerner ASA and Deloitte & Touche in the field of banking, project development, international and corporate finance as well as corporate restructuring. Mr. Mowinckel holds a Master of Business and Administration degree from University of Wisconsin, USA and resides in Oslo, Norway.

     Nina E, Tveita has been working with HES&Q issues for the international offshore drilling industry since 1987. She has been HES&Q manager for Polycrest AS and for Saipem Norway Branch before she in 1998 became Senior Vice President HES&Q for Ocean Rig. She holds M. Sc. Degree in Petroleum Technology with a major in Safety management from Rogaland University. Mrs. Tveita resides in Stavanger, Norway.

     Willy Tørhaug has 29 years experience from the offshore industry. From 1985 he has had leading positions in the operations of drilling rigs in the industry with companies like Golar Nor Offshore, Jebsens (UK), Ltd, Aker Drilling and Transocean. He joined Ocean Rig in 1997 and was promoted Senior Vice President Operations from June 2002. Mr Tørhaug resides in Stavanger, Norway.

     Robert M. Warrack has 20 years experience in the drilling contracting business and was recruited to Ocean Rig from a position as Business Development Manager for Smedvig Offshore in Aberdeen. Before that he served as Vice President of Contracts and Sales for Sonat Offshore. Mr. Warrack holds a B. Sc.degree in Mechanical engineering from Heroit University, Edinborough. He resides in Aberdeen, Scotland. Mr Warrack has been appointed Senior Vice President Marketing from January 1, 2003.

     Kjerst Stenberg joined Ocean Rig ASA in March 2002. She has nine years experience as an auditor and she has held various positions for companies in the finance, oil and trade industry. Mrs. Stenberg is a Certified Public Accountant and resided in Oslo, Norway.

     Erling Meinich-Bache joined Ocean Rig in March 2003. He has 10 years experience from various positions in Hitec ASA and latest as Vice President Finance in National Oilwell Norway AS. Mr. Meinich-Bache holds a M.Sc. in Finacial Management and resides in Stavanger, Norway.

     Rolf Ytreland has 38 years of experience in marine and offshore drilling operations, spending 25 years in key positions such as Managing Director, Vice President Operations, Vice President Technical & Engineering, Chief Engineer and Construction Superintendent with various companies, including Wilh. Wilhelmsen, Dolphin, Aker Drilling Services and Polycrest. Mr. Ytreland holds a degree as Chief Engineer. He resides in Stavanger, Norway.

     Jørgen Cederfeldt is educated as Marine Master with 15 years experience as OIM on semi submersible diving and accommodation platforms. He has very good knowledge of DP operations and has served long periods as DP Training Supervisor on rigs in Mexico. Since 1995 he has worked as Operation Manager in Polycrest/ Ocean Rig being responsible for the company’s managed accommodation rigs.

B. Compensation

     For the year ended December 31, 2002, the aggregate compensation that we paid to our directors and officers for services in all capacities was NOK 1.1 million ($152,988). Each member of our board of directors that was on the board for the entire period ending at the general assembly in 2003 was entitled to receive a remuneration of NOK 300,000 ($33,436) for 2002-2003. Members serving for only part of this period received compensation based upon the amount of time served as a board member.

     At the Company’s Extraordinary General Meeting in August 2002 a new share option plan was approved authorizing the Board to issue up to 14,000,000 shares in the Company to employees and Board members of the Company, each with a subscription price of NOK 3.5 per share. Any previous granted options were withdrawn Board members have the right to subscribe for up to 8,000,000 shares and employees to subscribe for up to 6,000,000 shares. The options may at the discretion of the holder, be utilized in one or more rounds up to the total number of options.

     In May 2003, at the company’s General Meeting, a new option plan for the Board members and management of the Company was authorized, and the share option plan authorized in August 2002 withdrawn. See Note 21, Share Option Plan and Note 25, Subsequent Events, for further information about the Company’s option program, included in Item 18.

     Mr. Solberg Hansen received a salary of NOK 1,242,311 ($179,072 ) in 2002 and other compensation of NOK 11,072 ($1,596 ). At December 31, 2002 the President holds 400,000 options in Ocean Rigs ASA with an exercise price of NOK 3.50. The options were granted during 2002 as part of the Company’s option scheme to employees. The President has not exercised any options during 2002. The options were withdrawn by the ordinary general meeting held on May 16, 2003.

     No funds have been set aside or accrued to provide for pension or retirement benefits, except for funds paid to our retirement benefit plan, as described in Note 17, Pensions, included in Item 18.

C. Board Practices

     The following table sets forth information with respect to the current term of office for the members of our board of directors.

Name	Served Since	Start of Current Term	End of Current Term

Bjarne Skeie	September 26, 1996	May 2002	May 2004
James F. Skouverøe	June 17, 1997	May 2002	May 2004
Geir Aune	November 2001	November 2001	November 2003
Morten Borge	November 2001	November 2001	November 2003
Roy Mosvold	November 2001	November 2001	November 2003
Jon Aisbitt	May 2003	May 2003	May 2005

     Our directors do not have service contracts or other agreements that provide for benefits on termination of employment.

     We established an audit committee in May 2003. Members of the Audit Committee are Jon R. Aisbitt (chairman) and Morten Borge. Ocean Rig is not currently subject to the audit committee standards set forth under Section 10A of the U.S. Exchange Act of 1934, as amended. However the Audit Committee was established for the sake of good corporate governance and is given the mandate to assist the board of directors in fulfilling their responsibility to the shareholders, investment community and others relating to Ocean Rig’s financial statements. The Audit Committee’s primary responsibility is to oversee the financial reporting process on behalf of the board and report the results of their work to the board.

     Members of the Compensation Committee are Roy Mosvold and James F. Skouverøe.

D. Employees

     On average, we had approximately 242 employees in 2002, 176 employees in 2001 and 93 employees in 2000. The increase in number of employees is due to increased activity with the construction of the rigs and start of operations for the Leiv Eiriksson and Eirik Raude in 2002. Our employees are not members of unions or otherwise covered by collective bargaining agreements. We consider relations with our employees to be good.

E. Share Ownership

     Our board views options as an integral part of the compensation package of employees and directors and the board will, as it believes necessary, grant additional options to attract and retain executives or other key employees. At our Extraordinary General meeting in August 2002 a new share option plan was approved, authorizing our Board to issue up to 14,000,000 shares in our company to employees and Board members of our company, each with a subscription price of NOK 3.5 per share. Any previous granted options were withdrawn. The options under this scheme were withdrawn by the ordinary general meeting in May 2003, and a new option program for the Management and the Board of Directors was approved. The new option plan authorizes the Board to issue up to 8,800,000 shares in respect of the option plan each with a par value of NOK 10.0 per share. Of the total shares, 1,800,000 are reserved for the Chairman of the Board and 800,000 shares are reserved for each of the remaining Board members ( 4,000,000 options). The remaining 3,000,000 shares are reserved for the Company’s management. The option program is based upon five classes of options, with varying exercise prices and vesting periods for each class. Options are granted on May 16, 2003 and vest according to each class’s vesting period. Options can be exercised at any time from date of vesting to date of maturity.

The authorization is valid for two years from May 16, 2003 to May 16, 2005. Board member Morten Borge, Roy Mosvold, Jon Aisbitt and J. Frithjof Skouverre each have confirmed purchase of 800,000 options each with an exercise price of NOK 15.0 per share for a total consideration of USD 30.000 each.

     The following table sets forth share ownership held in our company and options granted to our directors and key management as of December 31, 2002.

Name	Position	Shares (1)	Options (2)

Directors
Morten Borge (3)	Chairman of the Board of Directors	94,000	1,300,000
J. Frithjof Skouverøe	Director	46,581	675,000
Geir Aune (3)	Director	—	675,000
Bjarne Skeie	Director	—	675,000
Roy Mosvold	Director	1,885,830	675,000
Senior Management
Kai Solberg-Hansen	President and CEO		400,000
Christian Mowinckel	Senior Vice President-Finance		250,000
Nina E Tveita	Senior Vice President-HMS & Q	5,194	21,500
Willy Tørhaug	Senior Vice President-Operations		250,000
Tomas Norrby	Senior Vice President-Marketing		250,000
Kjersti Stenberg	Senior Vice President-Accounting		53,500
Rolf Ytreland (4)	Managing Director Ocean Rig AS	7,035	250,000

(1)	Includes shares owned by companies controlled by the director or immediate family.

(2)	The above share option plan has lapsed and was replaced by a new plan approved May 16, 2003, see Item 6, “Directors, Senior Management and Employees-Compensation”.

(3)	On March 25, 2003 Mr. Borge resigned as Chairman, but continues as a Director. The board elected Mr. Aune as Executive Chairman of the Board of Directors. May 16, 2003 Jon Aisbitt was elected Director.

(4)	July 1, 2003 Mr. Ytreland resigns as Managing Director Ocean Rig AS. He is replaced by Jørgen Cederfeldt. As of 31.12.02 Mr Cederfeldt held 1374 shares in the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the knowledge of our management, Ocean Rig ASA is not directly or indirectly controlled by another corporation or by any foreign government. As of June 6, 2003, only Goldman Sachs & Co, Deutsche Bank AG, Morgan Stanley & Co, Sinvest ASA, and Odin Forvaltning AS owned more than five percent of our outstanding shares. Goldman Sachs & Co held 27.9%, Deutsche Bank AG held 19.7%, Morgan Stanley & Co held 15.6%, Sinvest ASA held 11.9%, and Odin Forvaltning AS held 6.3 % of our outstanding shares. Mr. Skeie is currently a director of our board of directors and is the founder of our company. Mr. Skeie is also the largest shareholder of Sinvest ASA and holds, directly or indirectly, 29.9% of the share capital of that company. As of June 6, 2003, the total number of shares held beneficially by directors and executive officers of our company as a group was 278,864, representing approximately 0.5% of our outstanding shares (not including the shares of Sinvest ASA). Directors and executive officers of our company have also received options to purchase shares in our company, which may be exercised at certain dates and prices. See Item 6, “Directors, Senior Management and Employees-Compensation”. Our large shareholders do not have voting rights different from those of our shareholders generally.

     As of December 31, 2002 our company’s share capital comprised 492,886,851 shares, with a par value of NOK 1 per share. On May 21, 2003 the par value of our shares was increased from NOK 1 per share to NOK 10 per share following a reverse 10:1 split. As of June 6, 2003 our company had 52,852,587 shares issued and outstanding, par value NOK 10 per share. By full conversion of the Company’s Mandatory Convertible Bond the number of shares could increase to 71,931,015.

     We have a single class of common shares. The following table sets forth information regarding the beneficial ownership of our common shares as of June 6, 2003 by (1) each person known to us to own beneficially 5% or more of the outstanding share capital of our company and (2) all of our directors and executive officers as a group. The shareholders set forth below do not have any different voting or other rights in relation to their shares.

	Number of	Percentage of
Name of Beneficial Owner	Common Shares	Common Shares

Goldman Sachs & Co.	14,731,385	27.9%
Deutsche Bank AG	10,414,128	19.7%
Morgan Stanley & Co	8,254,442	15.6%
Sinvest ASA (1)	6,284,910	11.9%
Odin Forvaltning AS	3,328,102	6.3%
Directors and executive officers as a group (2)	281,120	0.5%

(1)	Mr. Skeie, a director of the Board of directors holds 29.9% of the shares in Sinvest ASA.

(2)	Excluding the shares indirectly owned by Mr. Skeie through his 29.9% holdings in Sinvest ASA

     Goldman Sachs & Co. has increased their ownership of our company to 27.9% on June 6, 2003 from 2.2% on December 31, 2000. On December 31, 2001 they owned 16.22% of the shares of our company.

     Deutsche Bank AG is at June 6, 2003 the owner of 19.7% of the shares of our company. They did not have any shares at the years closing December 31, 2001, 2000 or 1999.

     Morgan Stanley & Co has increased their ownership of our company to 15.6% on June 6, 2003 from 1.8% on December 31, 1999. On December 31, 2001 and 2000 they owned 12.61% and 7.7% respectively of the shares of our company.

     Sinvest ASA has reduced their ownership of our company from 17.96% on December 31, 2001 to 11.9% on June 6, 2003. Sinvest ASA did not have any shares on December 31, 2000 or 1999.

     Skeie Group AS has reduced their ownership of our company from 7.1% in 1999, through 5.96% in December 2001, to 0% as of June 6, 2003. Bjarne Skjeie is a major shareholder in both Sinvest ASA and Skjeie Group AS.

     Odin Forvaltning AS has increased their ownership of our company to 6.3% on June 6, 2003 from 3.1% on December 31, 1999. On December 31, 2001 and 2000 they owned 5.71% and 2.5% respectively of the shares of our company.

     Directors and executive officers as a group. Sinvest ASA and Directors and executive group from the table above gives 6,563,774 shares as a total or 12.4% of the total shares. This is an increase from 6.8% at year end 2001.

     The number of record holders in the United States as of June 6, 2003 is 31. Our records indicate that 1.75% of Ocean Rig’s issued and outstanding share capital is held in the United States.

B.	Related Party Transactions

     We have entered into several agreements and transactions with related parties, including those discussed below, and may continue to do so in the future. We believe that these agreements and transactions have been and will continue to be conducted on terms no less favorable to us than could be obtained from unrelated third parties.

Agreements with Hydralift ASA

     We entered into two contracts with Hydralift, one dated October 29, 1996 relating to Leiv Eiriksson and Eirik Raude, and one dated July 31, 1997 relating to Rigs No. 3 and No. 4, which gave Hydralift a right of first refusal to provide owner-furnished equipment for the rigs. These contracts with Hydralift are substantially similar and require us to purchase owner-furnished equipment available from Hydralift if the material terms of the purchase (e.g., price, delivery and warranty) are equal to the most favorable terms offered to us by any competitor of Hydralift.

     The aggregate contract price for Leiv Eiriksson and Eirik Raude under our equipment contracts with Hydralift was NOK 567.4 million at December 31, 2001, of which we paid NOK 276.9 million ($39.9 million) in 1999, NOK 39.4 million ($5.7 million) in 2000, NOK 43.8 ($6.3 million ) in 2001 and NOK 21.2 million ($3.1 million) in 2002.

     Our board of directors believes that the terms of our contracts with Hydralift are no less favorable to us than those we could have obtained from an unrelated third party. Board member Bjarne Skeie sold his shares in Hydralift ASA in December 2002 and as of 31 December 2002, Hydralift is no longer considered as related party to our Company. Transactions up until the sale of shares in Hydralift ASA are included in the numbers above.

Other Transactions

     Two of the Board members have received compensation for additional services during 2002. Morten Borge, Chairman of the Board at December 31, 2002, received a compensation of NOK 1,442,818 for work performed that exceeds work relating to his position as Chairman of the Board. Board member Geir Aune received consulting fees of NOK 100,000.

     Ocean Rig has issued a loan to Senior Vice President Operations Willy Tørhaug of NOK 1.2 million ($0.174 million).The loan was issued prior to July 2002 and there have been no material changes in loan terms. The loan is interest bearing and has quarterly installments over 5 years, ending 2007.

C.	Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

1.	Please refer to Item 18 for our consolidated financial statements.

2.	Please refer to Item 18 for our comparative financial statements.

3.	Please refer to Item 18 for the independent auditors’ report of PricewaterhouseCoopers.

4.	The last year of audited financial statements is not older than 15 months.

5.	Not applicable.

6.	Not applicable.

7.	Legal Proceedings

     Except for the matters discussed below, we are not a party to any material litigation other than routine legal proceedings incidental to our business.

     Maritima/Safra Bank

     In November 1998, we entered into a marketing agreement with the Brazilian drilling contractor Formaritima, which is owned by the Brazilian company Maritima Petroleo e Engenharia Ltda (“Maritima”) and the American drilling contractor Pride International. Maritima undertook to pay us $15 million if Maritima had not obtained contracts for Leiv Eiriksson and Eirik Raude by an agreed deadline. The claim was secured by a letter of credit issued by Safra National Bank of New York (Safra Bank). However, Maritima did not succeed in providing drilling contracts for either of the rigs by the specified deadline. As a result, Ocean Rig filed a claim under the letter of credit, which Safra Bank rejected. In June 2001, a U. S. federal court found in favor of Ocean Rig, and ruled that Safra Bank was to pay the specified amount. Safra Bank has paid the amount of $15 million plus accrued interest into an account with HSBC Bank, New York. HSBC Bank may release the funds only pursuant to an order from an arbitration court in London, which is to hear the case. Maritima claimed repayment of the above-mentioned $15 million (plus accrued interest). In addition, Maritima claimed compensation for losses that it maintained it had suffered as a result of breach of contract by Ocean Rig during a previous marketing agreement between the parties.

     The claims against Ocean Rig, totaling $449.6 million plus interest, relate primarily to allegations by Maritima that the actions of Ocean Rig caused the Brazilian state owned oil company Petrobras to cancel a series of drilling contracts that had been entered into between Petrobras and Maritima.

     On March 28, 2002, the award was published in the arbitration between Maritima and Ocean Rig. With the exception of Maritima’s claim for the return of the sum of $15 million discussed further below, the arbitration tribunal has dismissed all of Maritima’s claims (totaling $449,556,779). It has also confirmed that Ocean Rig was entitled to draw down on the $15 million letter of credit which was issued in its favor by Safra National Bank of New York (on Maritima’s order). However, on the basis that Ocean Rig has not, in the event, suffered any loss as a consequence of Maritima’s failure to secure drilling contracts with Petrobras for Ocean Rig’s two drilling rigs, the tribunal directed that the $15 million plus interest, which was deposited with HSBC Bank in New York, should be returned to Maritima. Ocean Rig, based on the advice of its legal advisers, determined that it would not appeal the award.

8.	Dividend Policy

     We intend to retain any future earnings for payment of interest expense and further development of our rig fleet and do not anticipate paying any cash dividends in the foreseeable future.

B.	Significant Changes

     Please refer to Note 25, “Subsequent Events,” to the consolidated financial statements included in Item 18 for significant changes that have occurred since December 31, 2002.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Not applicable.

B.	Plan of Distribution

Not applicable.

C.	Markets

     Our outstanding registered securities consist solely of Ocean Rig Norway AS’s 101/4% senior secured notes due 2008 and the guarantees with respect thereto, which were registered under the U.S. Securities Act of 1933 pursuant to an exchange offer that expired on October 26, 1998. Neither the notes nor the related guarantees are listed on an exchange and there is no formal trading market for those securities, which are not registered under Section 12 of the U.S. Securities Exchange Act of 1934.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles of Association

     The following is a summary of the relevant information about our share capital and the relevant provisions of our articles of association and Norwegian law. This summary does not purport to be complete and is qualified in its entirety by our articles of association and Norwegian law.

1.	We are registered in the Norwegian national register of business enterprises under registration no. 976 769 643. Our corporate objective is to own and operate, directly or indirectly, offshore drilling units, offshore productions units and offshore drilling businesses as well as activities relating to the foregoing items and activities. Our corporate objective clause is found in § 3 of our articles of association.

2.	Under Norwegian corporate law, directors may not vote on issues where they have a material interest. Compensation for the members of our board of directors is determined by resolution of our shareholders at the annual meeting of shareholders. Our directors cannot borrow from our company unless the loan has adequate security, and the loan can not exceed distributable equity. With respect to our own borrowing, our board of directors has the power to arrange for financing as required and at its discretion. There is no mandatory retirement age under Norwegian law or in our articles of association. We do not require our directors to hold shares in our company.

3.	We have only one class of shares. All shares have equal rights as to voting and dividend distributions. There is no restriction on the number of shares a shareholder may own. Further, our shareholders are not liable for additional capital calls and we have no discriminatory provisions against majority shareholders. Norwegian law requires that we grant preemptive rights to existing shareholders. Our shares do not carry any right to receive dividends, unless dividends are granted in the discretion of our Board of Directors. Each share carries one vote, and voting is cumulative. Directors’ terms are staggered.

4.	Any changes to the rights of our existing shareholders generally require a two-thirds majority vote of our shareholders represented at the shareholders’ meeting. In certain cases, such as reducing the rights to dividends and dividing existing shares into classes not having equal treatment for shareholders, a 90% majority vote or unanimity may be required. These provisions are in accordance with the standard prescribed by Norwegian law.

5.	Our shareholders’ meetings are convened by our board of directors upon at least 14 days of notice. Shareholders of record as of the date of the meeting are admitted. However, any shares that have been sold but not delivered have no voting rights.

6.	There are no limitations under our articles of association or under Norwegian law on the ownership or voting rights of foreign shareholders.

7.	We have no provisions under our articles of association that would have a negative impact on a change of control, merger, acquisition or restructuring, except that any matter requiring changes to our share capital require a two-thirds majority vote.

8.	Our articles of association do not require disclosure of ownership, although our share register is open to the public for review. Furthermore, the Oslo Stock Exchange requires shareholders passing certain thresholds (upward or downward) to give notice of their shareholdings. The current thresholds are 5%, 10%, 20%, 33.3%, 50%, 66.7% and 90% of a company’s shares.

9.	The law applicable to our company in the above areas is not significantly different from that in the United States.

10.	Our articles of association are not more stringent than required by Norwegian law as to changes in share capital. A two-thirds majority vote of the shareholders represented at the shareholders’ meeting is required for any such change.

C.	Material Contracts

     Please refer to Item 4, “Information on our Company-Business Overview” for a description of all material contracts to which we are a party.

D.	Exchange Controls

     Under Norwegian foreign exchange controls currently in effect, transfers of capital to and from Norway are not subject to prior government approval except for the physical transfer of payments in currency, which is restricted to licensed banks. Consequently, a non-Norwegian resident may receive dividend, principal and interest payments without a Norwegian exchange control consent, provided that such payment is made through a licensed bank.

     There are no limitations imposed by Norwegian law or our articles of association on the right of non-resident or non-Norwegian persons to hold Ocean Rig Norway AS’s 101/4% senior secured notes due 2008.

E.	Taxation

     The following discussion is a summary of material Norwegian income tax matters relating to the acquisition, ownership and disposition of the 101/4% senior secured notes due 2008 by non-residents of Norway and does not purport to describe all of the tax considerations, including those arising under U.S. tax laws, that may be relevant to a U.S. resident holder of the notes. Holders of the notes are advised to consult their own tax advisors concerning the consequences, in their particular circumstances, of the ownership and disposition of the notes under Norwegian and other laws to which they may be subject.

     The discussion of Norwegian tax law set forth below is based on the laws in force as of the date hereof, including the current convention between the United States and Norway for the avoidance of double taxation with respect to income taxes and interpretations thereof by the relevant tax authorities that are in effect as of the date of this annual report, and does not take into account possible future changes in Norwegian or other tax laws or in the convention.

     There is no Norwegian tax on interest received by United States residents. In addition, under current Norwegian law, payments of principal, premium, and interest on notes to a holder that is a non-resident of Norway are not subject to Norwegian income or withholding tax unless effectively held in connection with a permanent establishment in Norway. With the same exception, any gain realized on the sale or other disposition of a note by such holder will not be subject to Norwegian income or withholding tax. A holder of a note that is neither a citizen nor a resident of Norway will not be subject to Norwegian transfer, inheritance, gift or contribution taxes in respect of such note.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

     We have filed our Form F-4 registration statement with the U.S. Securities and Exchange Commission. This annual report does not contain all of the information included in the registration statement. You should refer to our registration statement and its exhibits if you would like to find out more about our company and the 101/4% notes due 2008.

     We are not subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934. Regardless of whether or not we are subject to the requirements of the Exchange Act, we have agreed to provide the following information to the SEC, our note holders and our trustee so long as any notes remain outstanding:

•	all annual and quarterly financial information that would be required in a Form 20-F and Form 10-Q filing, including operating and financial reviews and prospects and, with respect to annual financial information, a report by our independent auditors provided, however, if such financial information is prepared in accordance with Norwegian GAAP, such information will be reconciled to U.S. GAAP (including a determination of EBITDA);

•	all reports that would be required in a Form 8-K filing (other than such reports required as a result of a Regulation S sale of equity securities); and

•	as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal stockholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

     You may inspect copies of our registration statement, its accompanying exhibits, and any other document we file with the Commission, without charge. You also may copy or obtain any of these documents at prescribed rates at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Commission Public Reference Room by calling the Commission at 1-800-SEC-0330.

I.	Subsidiary Information

     For more information on our subsidiaries, see Item 4, “Information on our Company-Organizational Structure”.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

     We are exposed to market risk principally through movements in foreign currency exchange rates and interest rates relating to our outstanding debt. We manage volatility inherent in these business exposures through natural hedges in our balance sheet and, where necessary, under our risk management policies and through derivative financial instruments. We use only conventional derivative instruments such as forward contracts. See Note 1 to our consolidated financial statements for more information.

     In cases in which derivatives constitute a hedge, they do not expose us to market risk because the change in their market value offsets the change in the fair value of the financial asset and liability being hedged. We do not enter into any derivatives for trading purposes. Counterparties selected by us for these transactions generally are highly rated international financial institutions.

     See Note 27 to our financial statements included in Item 18 of this annual report for additional disclosure on borrowing analyzed by maturity date, financial liabilities and assets analyzed by currency and interest rate risk profile and fair value of financial instruments.

Interest Rate Risk

     We are exposed to the effects of movements in interest rates on the floating rate loans of Ocean Rig Norway AS and Ocean Rig 2 AS, which bear interest at a rate of LIBOR plus an amount ranging from 2.75% to 4.75%, depending on the loans. We have not to date entered into interest rate collars or interest rate swaps to hedge against this exposure, but we might do so in the future if we believe the market conditions are right. We estimate that a change of 100 basis points across all maturities in the LIBOR interest rate would have caused an increase or decrease in our interest expense of approximately NOK 15.4 million ($2.2 million) and NOK 20.2 million ($2.9 million) for 2002 and 2001, respectively.

Foreign Currency Exchange Rate Risk

     The financial statements of our company are reported in Norwegian kroner. We have $450 million of long-term debt denominated in U.S. dollars. As a result, fluctuations in exchange rates can have a significant effect on our operating results and financial position. We estimate that a 10% increase or decrease of the U.S. dollar relative to the Norwegian kroner would have increased or decreased our interest expense in 2002 and 2001 by approximately NOK 17.8 million ($2.6 million) and NOK 30.5 million ($4.4 million), respectively, and long-term debt as of December 31, 2002 and 2001, would have increased or decreased by NOK 313.5 million ($45.19 million) NOK 403.8 million ($58.2 million), respectively.

     Leiv Eiriksson was constructed in the United States. The Rig left the Friede Goldman Shipyard in May 2001 for sea trials and commissioning and commenced operations offshore Angola on February 7, 2002. Eirik Raude was mechanically completed on June 21, 2002 at the Halifax Shipyard in Nova Scotia, Canada on a “time and materials” basis. Payments to the shipyard were made in Canadian dollars. We have also entered into contracts in other currencies for the delivery of owner-furnished equipment, which are not considered material. We manage exposure to changes in foreign exchange rates through our normal operating and financing activities, as well as through the use of financial instruments. The only financial instruments we may utilize are forward exchange contract, and we also maintained dollar cash deposits equal to our anticipated foreign currency rig construction payments in dollars.

     In general, we rely on natural hedges in our balance sheet and income statement to manage the impact of fluctuations in exchange rates. Such natural hedges include cash accounts in U.S. dollars and Canadian dollars designed to manage the movements in exchange rates by creating an equal and offsetting transaction.

     Forward contracts are used on limited occasions principally to hedge the impact of exchange rate movements on the net investment in our dollar cash accounts. We did not have any forward contracts outstanding as of December 31, 2002, 2001 or 2000.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Not applicable.

B.	Not applicable.

C.	Not applicable.

D.	Not applicable.

E.	Use of Proceeds

     We have used the net proceeds from the issuance by Ocean Rig Norway AS of the 101/4% notes due 2008, the incurrence by Ocean Rig Norway AS of loans in May 1998, the issuance by Ocean Rig ASA of convertible notes and loans in 2000 and a mandatory convertible loan in 2002, the incurrence by Ocean Rig 2 AS of a USD 100 million loan in 2001 (refinanced in June 2002) and the incurrence by Ocean Rig ASA of a USD short term loan in 2002, and from various private placements of shares together with existing cash and restricted cash on hand: (1) to fund the construction and outfitting of Leiv Eiriksson and Eirik Raude; (2) to fund the construction of the baredeck hulls for Rig No. 3 and Rig No. 4; (3) to make interest payments on the senior secured notes due 2008, the floating rate loans and other indebtedness; and (4) for general corporate purposes. For a discussion of our capital investment program and capital resources, see Item 5, “Operating and Financial Review and Prospects-Liquidity and Capital Resources”.

ITEM 15. Controls and Procedures

     Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision and with the participation of Ocean Rig’s management, including our Chief Executive Officer and Senior Vice-president, Accounting, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and and Senior Vice-president, Accounting concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16A. Audit Committee Financial Expert

The Financial Expert of the audit committee is Jon R. Aisbitt.

ITEM 16B. Code of Ethics

Not required.

ITEM 16C. Principal Accountant Fees and Services

Not required.

PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Ocean Rig ASA and Subsidiaries

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Ocean Rig ASA:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholder’s equity, present fairly, in all material respects, the consolidated financial position of Ocean Rig ASA and Subsidiaries at December 31, 2001 and 2002 and the results of their operations and their cash flows for each of the 3 years in the period ended December 31, 2000, 2001 and 2002, in conformity with generally accepted accounting principles in Norway. These financial statements are the responsibility of our company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in Norway and the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Norway vary in certain important respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders’ equity at December 31, 2001 and 2002 to the extent summarized in Note 27 to the consolidated financial statements.

The accompanying financial statements have been prepared assuming that Ocean Rig will continue as a going concern. As discussed in Note 26 to the financial statements, Ocean Rig has suffered recurring losses from operations and has insufficient capital that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 26. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers DA

Oslo, Norway
March 28, 2003
except as to the information
presented in Note 25 and 26, for which the date is
June 25, 2003

OCEAN RIG ASA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	Year ended December 31,

	2000	2001	2002	2002

	NOK	NOK	NOK	USD(1)
	(amounts in thousands, except for per share information)
Operating revenues	13,749	10,538	534,331	77,021
Operating expenses:
Salaries and other personnel expenses	45,479	110,285	164,335	23,688
Other operating and administrative expenses	127,251	350,998	388,668	56,024
Depreciation, amortization and asset impairment write down	3,821	255,171	160,586	23,148

Total operating expenses	176,551	716,454	713,589	102,860

Operating loss	(162,802)	(705,916)	(179,258)	(25,839)

Interest and other financial income	149,356	76,725	986,363	142,179
Interest and other financial expenses	(316,268)	(189,937)	(597,955)	(86,192)

Net financial income (expense)	(166,912)	(113,212)	388,408	55,987

Income (loss) before taxes	(329,714)	(819,128)	209,150	30,148
Income taxes	(220)	(329)	(22)	(3)

Net income (loss)	(329,934)	(819,457)	209,128	30,145

Basic earnings/ (loss) per share	(8.14)	(15.84)	1.10	0.16

Diluted earnings/ (loss) per share	(8.14)	(15.84)	0.79	0.11

(1)	Translation of amounts from Norwegian kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader using the noon buying rate on December 31, 2002 of $1.00 = NOK 6.9375.

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG ASA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND 2002

	As of December 31,

	2001	2002	2002

	NOK	NOK	USD(1)
	(amounts in thousands)
Assets
Construction-in-progress	3,966,497	—	—
Rigs, machinery and equipment	3,605,542	8,555,725	1,233,258
Long-term receivables and other assets	131,297	93,920	13,538

Total non-current assets	7,703,336	8,649,645	1,246,796

Current receivables	61,323	120,310	17,342
Restricted cash	253,494	8,627	1,244
Cash and cash equivalents	170,205	137,346	19,798

Total current assets	485,022	266,283	38,384

Total assets	8,188,358	8,915,928	1,285,180

Liabilities And Shareholders’ Equity
Share capital	1,682,316	492,887	71,047
Other equity	1,120,972	3,965,153	571,554

Total shareholders’ equity	2,803,288	4,458,040	642,601

Pension liabilities	1,088	591	85
Convertible loan	1,052,500	996,143	143,588
Notes and loans	4,007,109	3,105,494	447,639

Total long-term liabilities	5,060,697	4,102,228	591,312

Commitments and contingencies
Accounts payable	89,552	59,199	8,533
Short term loan	—	84,322	12,155
Other current liabilities	234,821	212,139	30,579

Total current liabilities	324,373	355,660	51,267

Total liabilities and shareholders’ equity	8,188,358	8,915,928	1,285,180

(1)	Translation of amounts from Norwegian kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader using the noon buying rate on December 31, 2002 of $1.00 = NOK 6.9375.

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG ASA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

				Total
	Number of			Share-
	Shares	Share	Other	holders'
	Outstanding	Capital	Equity	Equity

		NOK	NOK	NOK
	(amounts in thousands, except share data)
Balance at December 31, 1999	35,563,395	1,066,902	2,101,000	3,167,902
Share issuances, net of share issuance cost	8,891,900	266,757	70,771	337,528
Net loss	—	—	(329,934)	(329,934)
Translation differences	—	—	(90)	(90)

Balance at December 31, 2000	44,455,295	1,333,659	1,841,747	3,175,406
Share issuances, net of share issuance cost	11,621,906	348,657	96,054	444,711
Net loss	—	—	(819,457)	(819,457)
Translation differences	—	—	2,628	2,628

Balance at December 31, 2001	56,077,201	1,682,316	1,120,972	2,803,288
Write down of nominal share value		(1,626,239)	1,626,239	—
Share issuances, net of share issuance cost	245,548,354	245,549	990,619	1,236,168
Exercise of warrants	191,258,154	191,258	—	191,258
Conversion of convertible debt	3,142	3	8	11
Net income	—	—	209,128	209,128
Translation differences	—	—	18,187	18,187

Balance at December 31, 2002	492,886,851	492,887	3,965,153	4,458,040

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG ASA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	Year ended December 31,

	2000	2001	2002	2002

	NOK	NOK	NOK	USD(1)
		(amounts in thousands)
Cash flows from operating activities:
Net income (loss)	(329,934)	(819,457)	209,128	30,145
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation, amortization (including amortization of loan discount) and asset impairment write down			317,141	45,714
Gain / loss from sale of assets	14,822	287,002	2,251	324
Net unrealized foreign exchange gain / loss	273,556	56,702	(621,413)	(89,573)
Changes in operating assets and liabilities:
Current receivables	(372)	(44,569)	(58,987)	(8,503)
Accounts payable	22,384	50,118	(30,353)	(4,375)
Other current liabilities	(9,893)	61,310	41,516	5,984

Net cash used in operating activities	(29,437)	(408,894)	(140,717)	(20,284)

Cash flows from investing activities:
Payments related to building contracts	(1,230,451)	(1,563,195)	(1,903,093)	(274,320)
Change in restricted cash	475,218	(217,535)	244,867	35,296
Proceeds from sale of fixed assets	—	—	377,330	54,390
Purchase of machinery, equipment and intangible assets	(1,805)	(803)	(3,061)	(441)
Net change in long-term receivables	(11)	(4,259)	3,367	485

Net cash used in investing activities	(757,049)	(1,785,792)	(1,280,590)	(184,590)

Cash flows from financing activities:
Net proceeds from issuance of long-term debt and convertible debt	480,171	1,315,454	831,484	119,854
Net proceeds from the issuance of common shares and warrants	337,528	444,711	566,098	81,600

Net cash provided by financing activities	817,699	1,760,165	1,397,582	201,454

Effect of exchange rate changes on cash and equivalents	6,702	(8,992)	(9,134)	(1,317)
Net increase (decrease) in cash during the year	37,915	(443,513)	(32,859)	(4,737)
Cash and cash equivalents at beginning of year	575,803	613,718	170,205	24,534

Cash and cash equivalents at end of year	613,718	170,205	137,346	19,798

(1)	Translation of amounts from Norwegian kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader using the noon buying rate on December 31, 2002 of $1.00 = NOK 6.9375.

The accompanying notes are an integral part of these consolidated financial statements.

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements

NOTE 1. Organization and Significant Accounting Policies

General

     Ocean Rig ASA (“Ocean Rig” or the “Company”) is a Norwegian public limited joint stock company that was incorporated on September 26, 1996.

     Ocean Rig, a development stage company through December 31, 2001, intends to establish itself as a drilling contractor in the area of offshore exploration, development and production drilling with a focus on deepwater and harsh-environment areas. Ocean Rig commissioned the construction by Dalian New Shipyard of China (“Dalian”) of four baredeck units modeled on the Bingo 9000 design, and entered into completion contracts for the outfitting of two rigs, Leiv Eiriksson and Eirik Raude, at the US shipyard Friede Goldman Offshore, Inc. (“Friede Goldman”) and subsequently a contract for the completion of Eirik Raude at the Halifax Shipyard of Irving Shipbuilding. The Company sold its two remaining baredecks in March 2002. During the first quarter of 2002, the Company began to earn revenues from its planned principal operations.

Company reorganization

     In May 1998, Ocean Rig reorganized its corporate structure by establishing Ocean Rig Norway AS, a wholly owned subsidiary of Ocean Rig ASA, and by establishing a single purpose company for each of its rigs then under construction (collectively, the “Rig Companies”). The Rig Companies are named Ocean Rig 1 AS, Ocean Rig 2 AS, Ocean Rig 3 AS and Ocean Rig 4 AS, and are all wholly owned subsidiaries of Ocean Rig Norway AS as of December 31, 2002. The Company sold its two baredecks in Ocean Rig 3 AS and Ocean Rig 4 AS in March 2002. The primary operations of the Company are conducted through Ocean Rig Norway AS and its subsidiaries and the wholly owned management companies Ocean Rig AS, Ocean Rig Ltd. and U.S. Ocean Rig Inc. Ocean Rig AS, formerly Polycrest AS, was purchased by Ocean Rig ASA in February 1998. Ocean Rig Ltd. (in Aberdeen, UK) and U.S. Ocean Rig Inc. (in Houston, USA) were established by Ocean Rig ASA in 1998. Certain guarantees and collateral arrangements have been made among Ocean Rig ASA and its subsidiaries in connection with the placement of Senior Secured Notes and Loans by Ocean Rig Norway AS, and Senior Secured Loans by Ocean Rig 2 AS.

Consolidation principles

     The consolidated financial statements include Ocean Rig ASA and subsidiary companies owned directly or indirectly more than 50 percent. All material intercompany transactions and balances have been eliminated in consolidation.

Basis of presentation

     The financial statements have been prepared in accordance with Norwegian generally accepted accounting principles (“Norwegian GAAP”). Norwegian GAAP differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). For additional information relating to differences between Norwegian GAAP and U.S. GAAP, see Note 27.

     The Company maintains its accounting records and prepares its financial statements in Norwegian kroner (NOK). Amounts included in the financial statements and notes are stated in thousands of Norwegian kroner (or thousands of any other currency used herein), except percentages, share and per share amounts and where otherwise noted. The U.S. dollar (USD) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the rate of NOK 6.9375 per USD 1.00, the noon buying rate for cable transfers as certified for customs purposes by the Federal

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

Reserve Bank of New York on December 31, 2002, unless otherwise stated. Any other USD amounts presented in the notes to the financial statements are converted into NOK also using the noon buying rate on December 31, 2002, unless otherwise stated. Such translations should not be construed as representations that the NOK amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate.

Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue and expense recognition

     Operating revenues are recognized as earned, based on contractual daily rates or on a fixed-price basis, or when services are rendered. Mobilization fees received and costs incurred to mobilize an offshore rig from one market to another and other prepayments are recognized as revenues and operating costs, respectively, over the term of the related drilling contract. Other operating expenses are recorded when incurred.

Classification of balance sheet items

     Cash, receivables and liabilities are classified as current assets and liabilities, respectively, if maturity is within one year of the balance sheet date. Assets and liabilities not maturing within one year of the balance sheet date are classified as non-current assets and long-term liabilities, respectively.

Cash and cash equivalents

     Cash and cash equivalents include cash, bank deposits and other short-term deposits with an original maturity of three months or less at the date of purchase.

Restricted cash

     Restricted cash includes cash pledged as collateral for bank guarantees to the shipyards, cash paid to the retention account relating to the Fortis Loan Facility, collateral to other suppliers and to employee tax withholding amounts, Prior to the completion of the company’s rigs, cash was held in certain restricted trust accounts to be used only for the completion cost of the rigs and interest expenses during the construction period.

Foreign currency transactions

     Cash and cash equivalents, receivables and liabilities denominated in foreign currency are translated using the exchange rate at the balance sheet date, except for cash and cash equivalents identified to hedge foreign exchange risk related to construction contracts which are translated to NOK at historical exchange rates. Net unrealized foreign currency exchange gains or losses are recorded as financial income or expense, respectively. Receivables and liabilities hedged by use of derivative instruments are translated at the hedged rate, except for the interest part denominated in foreign currency, which is translated at the year-end exchange rate, and cash identified to hedge foreign exchange risk, which is translated to NOK at historical exchange rates.

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

Derivative financial instruments

     The Company may from time to time enter into forward foreign exchange contracts (forward contracts) as part of its overall foreign currency risk-management strategy. These instruments are used as a means of hedging exposure to foreign currency risk and are not recorded until the respective payment is recorded. Such foreign currency transactions are considered hedges when the Company has entered into a firm, binding construction contract and the foreign currency transaction is designated as hedge of the foreign currency commitments. Gains and losses on foreign currency transactions identified as hedges are deferred and recorded as other current assets or liabilities until settlement of the underlying transaction. Cash flows from financial instruments that are hedges are categorized in the same category as the items being hedged.

     If the forward contracts cease to meet the criteria for deferral accounting, subsequent gains and losses are currently recognized in income as financial income or expense. If a hedging instrument is sold or terminated prior to maturity, gains and losses are spread over the remaining life of the transaction.

     The Company does not hold or issue derivative financial instruments for trading purposes. At December 31, 2000, 2001 and 2002, the Company did not have any outstanding forward foreign currency exchange contracts.

Construction-in-progress

     Amounts due under construction contracts are capitalized at the time an installment to a shipyard or other supplier becomes payable. Other costs incurred in the process of getting the asset ready for its intended use are capitalized as part of the acquisition cost as incurred. Interest costs incurred during the construction of qualifying assets are capitalized based on prevailing interest rates and weighted average capital expenditures.

Other fixed assets and depreciation

     Other fixed assets are included in the balance sheet at acquisition cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets.

     Expenditures for additions, significant renewals and betterments are capitalized, whereas expenditures for maintenance and repairs are expensed as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from accounts and any gain or loss is included in net income.

Impairment of long-lived assets

     The Company evaluates its long-lived assets for financial impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The Company evaluates the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with the assets. At the time such evaluations indicate that the future undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are adjusted to their fair values based on estimated future net cash flows, discounted at a market rate of interest. Based on these evaluations, there were no adjustments to the carrying value of long-lived assets in 2000 and 2002, but adjustment was necessary in 2001, as described in Note 3, “Construction-in-Progress”.

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

Income taxes

     Income tax expense includes current taxes and changes in deferred taxes. Deferred taxes are computed in accordance with the liability method, which bases the estimated amount of future taxes to be refunded or paid on the temporary differences between financial and tax reporting basis of assets and liabilities using the prevailing tax rates as of the most recent balance sheet date. Deferred tax assets are recorded based on general principles for valuation of assets.

Share options

     All costs related to grants of share options to employees are recorded in accordance with the intrinsic value method. Under this method, the difference, if any, between the market value of the stock at the grant date and the exercise price to be paid by the employee is treated as a compensation expense over the vested period. Any social security taxes related to the share options are accrued based upon the difference between the market value of the underlying shares and the exercise price of the options at the end of each reporting period until the option is exercised.

     The Company has implemented the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 and has presented pro-forma information regarding net income determined as if the Company had accounted for its share based employee compensation arrangements under the fair-value method. The following table summarizes the pro-forma effect of share compensation measured following the fair-value method:

	Year ended December 31,

	2000	2001	2002

	NOK	NOK	NOK
	(Amounts in thousands, except per share data)
Net income (loss) as reported	(329,934)	(819,457)	209,128
Add: Compensation expense that would have been included in net income had the company adopted the accounting provisions of SFAS 123 for all awards	(6,449)	(7,552)	(17,402)
Pro-forma net income (loss)	(336,383)	(827,009)	191,726

Basic and diluted earnings per share	(8.14)	(15.84)	1.10

Basic and diluted earnings per share	(8.30)	(15.99)	1.01

     The Company estimated the fair value of the warrants using a modified Black&Scholes model. To estimate the fair value of the warrants, the fair value of the warrants, without considering that the warrants were contingent upon the Company meeting certain criteria, was multiplied by the Company’s estimate of 20% probability that the warrants would become exercisable.

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

	Year ended December 31,

	2000	2001	2002

Expected volatility	50%	93%	50%
Risk-free interest rate	6.61%	5.97%	6.04%
Expected life (years)	4.8	2.6	3.0
Expected dividend rate	—	—	—

     The weighted average fair value at grant date of each option outstanding at December 31, 2001 and 2002 is NOK 24.37 and NOK 0.72, respectively.

Basic and diluted earnings (loss) per share

     Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the period. On a diluted basis, both net earnings (loss) and shares outstanding are adjusted to assume the conversion of the Company’s potentially dilutive instruments.

Pension plans

     The projected benefit obligation for the Company’s and its subsidiaries’ defined benefit plans is the actuarial present value of plan benefits based upon the pensions benefit formula, considering years of service rendered and assumptions about future compensation levels. Pension plan assets are measured at fair value, and differences between the actual return on assets and the expected return are deferred and amortized over the average remaining service period of active employees expected to receive benefits under the plan. Net periodic pension cost (gross pension cost less expected return on plan assets) is included in salaries and other personnel expenses. The gross pension costs include service cost and interest cost on the projected benefit obligation and amortization of any unrecognized gain or loss.

Share issuance costs

     Share issuance costs are deducted directly from shareholders’ equity.

Debt issuance cost and debt discount

     Debt issuance cost are capitalized and amortized over the term of the related debt. Debt discount is reported as a direct reduction to the face amount of the debt and allocated to the expected term of the related debt.

Debt issued with detachable warrants

     When debt is issued with detachable warrants a calculation is made to allocate the proceeds received between the loan and the warrants. The allocation is made based upon an estimate of fair value for the securities at the date of issue. The value allocated to the warrants is posted as a reduction to the loan and an addition to equity and is amortized as financial expense over the term of the loan.

Convertible debt

     Convertible debt is recorded at its principal balance net of any discount or premium. Any discount or premium is amortized over the term of the loan. Further, an evaluation is made whether the embedded conversion feature within the debt instrument is beneficial to the holder. Any intrinsic value is

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

recognized as a reduction to the convertible debt and an addition to equity. The balance is amortized as financial expense over the term of the loan or up until conversion.

NOTE 2. Restricted Cash

     Net proceeds from certain of the loans incurred by the Company and a portion of the proceeds received by the Company from its issuance of shares were held in trust accounts for the completion of Leiv Eiriksson and Eirk Raude and for the payment of interest expenses and certain other fees during the construction period. In addition. In addition, restricted cash includes cash pledged as collateral for bank guarantees to the shipyards, cash paid to the retention account relating to the Fortis Loan Facility, collateral to other suppliers and to employee tax withholding amounts.

     Below are restricted cash items at December 31, 2001 and 2002:

	As of December 31,

	2001	2002

	NOK	NOK
	(amounts in thousands)
Trust accounts (Construction Escrow Account, Interest Escrow Account, Supplemental Collateral Account, and Escrow Account under the contracts with Noble Drilling)	241,474	819
Retention account — Fortis Loan Facility	—	2,881
Amount pledged as collateral for bank guarantees to shipyards and suppliers	9,276	720
Taxes withheld from employees	2,744	4,207

Total restricted cash	253,494	8,627

NOTE 3. Construction-in-Progress

     Ocean Rig entered into yard contracts for the construction of four baredeck units with Dalian New Shipyard in China, and for the outfitting of Leiv Eiriksson and Eirik Raude with Friede Goldman Offshore, Inc. in the United States. Leiv Eiriksson was delivered from Friede Goldman in May 2001. Ocean Rig entered into a yard contract for the completion of Eirik Raude at Irving Shipbuilding Inc. in Nova Scotia, Canada (the Halifax Shipyard) and the rig was completed in November 2002. The Company’s two baredecks were sold in March 2002. Lay-up costs for the two baredecks up until sale have been expensed as incurred.

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

     Construction-in-progress consists of installments paid on shipyard contracts as well as other costs related to the construction of the Company’s Bingo 9000 rigs. Interest costs are capitalized as part of construction in progress. The capitalized amounts are allocated to the rigs as follows:

	Leiv	Eirik	Baredeck	Baredeck
	Eiriksson	Raude	No. 3	No. 4	Total

	NOK	NOK	NOK	NOK	NOK
		(amounts in thousands)
Balance at December 31, 2000, including capitalized interest	2,808,829	2,680,711	302,953	316,263	6,108,756

Payments related to building contracts 2001	596,115	667,191	—	—	1,263,306
Capitalized interest 2001	209,637	239,495	—	—	449,132
Transferred to Rigs, Machinery and Equipment	(3,614,581)	—	—	—	(3,614,581)
Write-down of assets	—	—	(113,403)	(126,713)	(240,116)

Balance at December 31, 2001, including capitalized interest, transfer and write-down	—	3,587,397	189,550	189,550	3,966,497
Payments related to building contract in 2002	—	1,409,251	—	—	1,409,251
Capitalized interest	—	301,489	—	—	301,489
Transferred to Rigs, Machinery and Equipment	—	(5,298,137)	—	—	(5,298,137)
Disposals 2002	—	—	(189,550)	(189,550)	(379,100)

Balance at December 31, 2002, including capitalized interest, transfer and write-down	—	—	—	—	—

At December 31, 2002 there were indications that the fair values of the rigs could be less than their book carrying amounts. The Company performed an impairment analysis in accordance with its policies, resulting in no impairment write-down of the rigs. As a result of the impairment test that the Company performed in 2001, the carrying values of Baredeck No 3 and Baredeck No 4 were determined to be impaired, and adjusted to fair value in accordance with the Company’s policies, resulting in a charge of NOK 240.1 million in the results from operations for the year ended December 31, 2001.

NOTE 4. Rigs, Machinery and Equipment

Rigs, machinery and equipment includes rigs, EDP equipment, office equipment and automobiles. The primary portion of the rigs is depreciated over 30 years, while other components are depreciated over

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

their useful lives, from 5 to 30 years. EDP equipment and office equipment are depreciated on a straight-line basis at a rate of 20% to 30% per year, while automobiles are depreciated at a rate of 20% per year.

Depreciation expenses were NOK 3.8 million, NOK 15.1 million and NOK 160.6 million for 2000, 2001, and 2002, respectively.

The following table includes activity in rigs, machinery and equipment for the year ended December 31, 2001 and 2002:

		Drilling
	Semi-	equipment	EDP/ office
	submersible rig	inventory	and
	and spare	and	transportation
	equipment	fixtures	equipment	Total

	NOK	NOK	NOK	NOK
	(amounts in thousands)
Cost at December 31, 2001	3,554,445	60,136	9,510	3,624,091
Additions in 2002	5,283,155	103,817	2,713	5,389,685
Disposals in 2002	—	—	(1,026)	(1,026)
Translation adjustment	(278,249)	—	(274)	(278,523)

Cost at December 31, 2002	8,559,351	163,953	10,923	8,734,227

Accumulated depreciation at December 31, 2001	12,008	—	6,541	18,549
Accumulated depreciation on disposals	—	—	(544)	(544)
Depreciation in 2002	152,999	6,120	1,467	160,586
Translation adjustment	—	—	(89)	(89)

Accumulated depreciation at December 31, 2002	165,007	6,120	7,375	178,502

Book value at December 31, 2002	8,394,344	157,833	3,548	8,555,725

Depreciation of Leiv Eiriksson and Eirik Raude commenced in November 2001 and November 2002, respectively, when the rigs were ready for their intended use.

NOTE 5. Long-Term Receivables and Other Assets

	As of December 31,

	2001	2002

	NOK	NOK
	(amounts in thousands)
Capitalized debt issuance costs	120,786	83,183
Loans to employees	6,202	2,840
Prepaid pensions	4,171	7,416
Other	138	481

Total	131,297	93,920

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

NOTE 6. Other Current Liabilities

	As of December 31,

	2001	2002

	NOK	NOK
	(amounts in thousands)
Short-term portion of long term debt	—	23,982
Accrued interest and other financial expenses	59,891	46,870
Taxes withheld and social security tax	9,825	24,086
Advance payment from customers	48,998	17,136
Other accrued expenses	116,107	100,065

Total	234,821	212,139

NOTE 7. Other Operating and Administrative Expenses

	Year ended December 31,

	2000	2001	2002

	NOK	NOK	NOK
	(amounts in thousands)
Legal fees	49,955	64,074	19,726
Other fees (including engineering and service personnel related to preparation for operations)	35,284	93,448	201,920
Materials used related to preparation for operations	—	135,816	96,731
Travel and marketing	19,129	23,165	10,695
Lay-up expenses (Baredecks No. 3 and 4)	5,257	4,018	1,967
Office and administrative expenses	9,472	19,957	51,166
Loss on sale of assets	763	—	2,251
Other	7,391	10,250	4,212

Total other operating and administrative expenses	127,251	350,998	388,668

NOTE 8. Interest and Other Financial Income

	Year ended December 31,

	2000	2001	2002

	NOK	NOK	NOK
	(amounts in thousands)
Interest income	59,322	17,993	21,485
Foreign currency gains	90,034	58,732	964,878

Total	149,356	76,725	986,363

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

NOTE 9. Interest and Other Financial Expenses

	Year ended December 31,

	2000	2001	2002

	NOK	NOK	NOK
	(amounts in thousands)
Interest expense (total)	(334,388)	(464,822)	(474,345)
Less: capitalized interest expenses	334,388	449,132	301,489
Amortization and write down of capitalized debt issuance costs	(10,238)	(31,831)	(39,877)
Foreign currency losses	(292,661)	(129,428)	(18,673)
Other financial expenses	(13,369)	(12,988)	(366,549)

Total	(316,268)	(189,937)	(597,955)

NOTE 10. USD Short Term Loan (Zero Coupon bond 2002 / 2003)

     In May and June 2002, Ocean Rig ASA issued a short-term USD 52.9 million Zero coupon bond. The bond is structured as an unsecured zero coupon bond loan with payment to the Company of USD 43.1 million. The discount is recorded as a direct reduction of the principal loan amount and amortized as interest expense over the term of the loan. The bond will be repaid in four installments during the term of the loan, with the final installment May 13, 2003. The Company has the right to extend the final installment, fully or partly by up to three months (see note 25 regarding the extension of this final installment to August 2003). This right can be used only one time. An interest rate of 2.5% per month will be payable by the Company if the extension clause is used. The Company and bondholders can require redemption of the bonds if a change of control occurs in the Company. The bond is not secured by any mortgage, pledge or other security but the loan rank parri passu with other unsecured debt of the Company and ahead of any subordinated debt. In connection with the issue of USD 52.9 million bond, the company also issued 35,614,800 warrants, each providing the right to subscribe to one share in the Company at the subscription price of NOK 8.0 per share. The warrants are divided into four classes, with different number of warrants expiring at different dates, with final expiration for the last class on May 13, 2003. The warrants can be exercised at any time within the maturity dates. During 2002, none of the warrants were exercised and a total of 15,668,998 of the warrants expired unexercised. Net proceeds allocated to warrants totaled NOK 37.9 million, net of issuance cost of NOK 0.7 million.

     During 2002, USD 32.6 million of the USD 52.9 million bond was exchanged for NOK 248.1 million of the Company’s Mandatory Convertible Bond issued in August and September 2002. A loss of NOK 33.1 million from the exchange was recognized as a financial item at the time of extinguishment.

     As of December 31, 2002, the outstanding principal balance of the USD Short Term Loan is USD 13.1 million after repayment of two installments during 2002 of USD 7.2 million.

     As of December 31, 2002 the recorded loan balance inclusive of unamortized discount of NOK 6.5 million, is NOK 84.3 million.

Note 11. 1998 Notes and Loans and Floating-Rate Loan Credit Facility (“2002 Fortis Facility”)

1998 Notes and Loans

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

     On May 27, 1998, Ocean Rig Norway AS, which is wholly owned by Ocean Rig ASA, completed an offering of USD 225 million (NOK 1,560.9 million) aggregate principal amount of 10 1/4% Senior Secured Notes due 2008 (the “Notes”).

     Concurrently with the offering, Ocean Rig Norway AS entered into a floating rate loan credit facility, pursuant to which a syndicate of lenders made floating rate senior secured loans to Ocean Rig Norway at an aggregate principal amount of USD 125 million (NOK 867.2 million) (the “1998 Loans”). The 1998 Loans bear interest at a rate of 475 basis points over LIBOR, which amounted to 6.62% in 2002 and 9.26% in 2001.

     The 1998 Notes and Loans are fully and unconditionally guaranteed on a joint and several basis by Ocean Rig ASA, Ocean Rig 1 AS and Ocean Rig 2 AS. The 1998 Notes and Loans mature on June 1, 2008.

     The 1998 Notes and Loans, which contain covenants typical in high yield debt financing, impose certain structural restrictions on the Company. Certain material provisions of the Notes and Loans are as follows:

Covenants

     The indenture relating to the Notes and the Credit Agreement governing the 1998 Loans restricts the Company’s ability to;

•	Incur additional indebtedness;

•	Pay dividends or make certain other restricted payments;

•	Permit certain liens to exist on its assets;

•	Sell, assign, transfer, lease, convey or otherwise dispose of substantially all of its assets; or

•	Enter into certain transactions with affiliates.

Events of default

     The indenture for the Notes and Credit Agreement governing the 1998 Loans contain standard events of default, including:

•	Defaults in the payment of principal, premium or interest;

•	Defaults in compliance with covenants contained in the indenture;

•	Cross-default on more than USD 10 million of other indebtedness;

•	Failure to pay more than USD 10 million of judgments; and

•	Certain events relating to Leiv Eiriksson and Eirik Raude

•	Certain provisions of the documents governing the Notes and the 1998 Loans were amended in June 2001 pursuant to a consent solicitation in order to enable consummation of the Company’s drilling contract with EnCana (formerly PanCanadian Energy Corp. and PanCanadian Petroleum, Ltd.) for Eirik Raude.

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

Floating Rate Loan Credit Facility (USD 100 million Fortis Facility)

     In June 2001, Ocean Rig 2 AS, a wholly owned subsidiary of Ocean Rig Norway AS, entered into a floating rate loan credit facility, with Credit Suisse First Boston as agent for the lenders, for an aggregate principal amount of USD 100 million (the “2001 Loans”). The 2001 Loans were issued at a discount with proceeds amounting to USD 89 million to the Company. The 2001 Loans were incurred in order to refinance a term loan facility entered into in May 1998 with Fortis Bank (formerly MeesPierson N.V.) and Nordea Bank (formerly Christiania Bank og Kreditkasse ASA) for construction and completion of the rigs. There were no funds drawn under the term loan facility.

     In November 2001, the Company entered into an agreement to refinance the 2001 Loans with a six year term loan for an amount up to USD 100 million entered into with Nordea Bank Norge and Fortis Bank ( the “Fortis Facility”). On June 21, 2002 the Company gave an irrevocable notice to the lenders of the 2001 Loans that it intended to refinance the 2001 Loans with the Fortis Facility. The refinancing was effective after the mechanical completion of Eirik Raude on June 21, 2002. The Fortis Facility was drawn down on June 28, 2002 and at the same time the 2001 Loans were repaid in full by the proceeds received from the Fortis Facility.

     The Company is subject to the covenants and other agreements set forth in the executed loan agreement (as amended) governing the Fortis Facility. The Fortis Facility is collateralized by a first priority security interest in Eirik Raude and related assets (previously held by the lenders of the 2001 Loans and released upon repayment of the 2001 Loans).

     The Fortis Facility will mature on February 28, 2008, and bears interest at a rate of LIBOR plus the applicable margin, which ranges between 1.75% per annum and 2.75% per annum, depending on whether Eirik Raude is under contract, the length of such contract, and minimum cash balances. Average interest paid on the loan in 2002 amounted to 6.81%. The interest in 2002 includes an additional margin linked to the loan status as long as Eirik Raude was under construction, which is exempted as of the year end 2002.

     The covenants under the loan agreement place restrictions on certain corporate activities such as distributions, affiliate transactions and excess cash. The agreement also contains standard events of default, including defaults in the payment of principal or interest, invalidity of security documents, cancellation of insurance in respect of Eirik Raude and bankruptcy. The loan may be prepaid in whole or in part, without penalty or premium, upon 10 banking days’ notice. Interest on the loan is paid quarterly and the loan amortizes semi-annually, with a lump sum payment being due on the maturity date. As of December 31, 2002, the Company had not prepaid any amount.

     After completion of Eirik Raude and delivery of the rig on contract with EnCana Corporation in November 2002, certain amendments became effective on the Fortis Facility as amended in June 2002. The amendments reduces the minimum requirement for free cash balances, changes the installment schedule of the loan and gives the Company the opportunity to replace installments on the loan with deposits to a restricted retention account. Accumulated balance in the retention account cannot be used by the Company. The Company has chosen to make deposits to the retention account and thus, have no installments on the loan until final maturity of the loan on February 28, 2008, in order to retain maximum refinancing flexibility. The Company can at any time bring deposits to the retention account to a close and use accumulated balance in the retention account to pay installments on the loan up to date and thereafter pay installments in accordance with the original installment plan. The balance as of December 31, 2002 was NOK 691.4 million.

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

NOTE 12. Convertible Loans

Convertible Bonds 2000

     Two convertible loans totaling NOK 500.0 million were issued in 2000 (the “Convertible Loans”). These comprise a 13% subordinated convertible bond issue 2000/2005 with a face value of NOK 200.0 million and a 11% subordinated convertible bond issue 2000/2005 with a face value of NOK 300.0 million. The conversion price for the two Convertible Loans as of December 31, 2002 was 22.83 and NOK 24.45, respectively. The bondholders have the right to convert the bonds to shares of Ocean Rig ASA at any time in the period from the issue of the loans until May 25, 2005 (the redemption date of the Convertible Loans).

     No collateral has been provided for the Convertible Loans. The Convertible Loans and the associated interest are subordinate to all the other debt of the Company and parri passu with all other unsecured subordinated debt of the Company. The loan agreements also impose certain structural restrictions on the Company. Approval of the trustee or the bondholders is required in the case of discontinuance of operations, sale of material parts of the enterprise or material change in the nature of business, certain dividend payments, other payments to the shareholders that would reduce the equity of the Company, and raising of further long-term debt in connection with the completion of the rigs beyond a limit of approximately USD 110.0 million.

     During August and September 2002, NOK 107 million of the NOK 500 million Loans were exchanged for the new Mandatory Convertible Bond issued by Ocean Rig ASA in August and September 2002. The exchange was completed at 90% and 85% of the face value of NOK 200 million and NOK 300 million convertible loans described below, respectively, and equaled subscription in the new convertible bond of NOK 94.2 million. Further, NOK 3.2 million of the accrued interest was exchanged to the new Mandatory Convertible Bond. A gain of NOK 12.7 million from the exchange was recognized as a financial item at the time of extinguishment.

     The remaining 2000 convertible loans outstanding at December 31, 2002, amounted to NOK 393 million.

Convertible Bonds 2001

     In November/December 2001, the Company issued a short-term subordinated convertible zero-coupon bond issue totaling NOK 552.5 million. The loan was convertible to 73,666,666 shares. The financing took place in the form of a short-term convertible loan since the par value of the Company’s shares at November 26, 2001, the time of the issue, was higher than the price payable for the new shares. The convertible loan issue was convertible into shares immediately upon completion of the write-down of the par value of the Company’s shares. The loan was exchanged to 73,666,666 shares on February 26, 2002, and the Company’s equity was increased by NOK 552.5 million less NOK 31.2 million, representing share issuance costs, for a net increase of NOK 521.3 million.

Mandatory Convertible Bond 2002

     In August and September 2002 Ocean Rig ASA issued a zero coupon long-term convertible bond with a face value of NOK 669.5 million (USD 88.1 million at historical exchange rates) consisting of NOK 323.9 million (USD 42.6 million at historical exchange rates) in cash proceeds and NOK 345.6 million (USD 45.5 million at historical exchange rates) that was exchanged from existing loans to the new loan. The loan is convertible into shares in the Company at a conversion price of NOK 3.50 per share at any time during the term of the loan. The loan matures in whole on August 22, 2005, at which time the

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

full outstanding principal balance becomes due. The bondholders are required to convert outstanding bonds at the maturity date of the loan if such conversion is demanded by the Company, unless the Company undergoes debt negotiations or bankruptcy proceedings have been initiated. During the first 12 months of the loan, the loan shall rank pari passu with all other senior unsecured debt of the Company and ahead of all subordinated debt of the Company. Thereafter, the loan will be subordinated to all then existing debt of the Company, whether subordinated or not. However, the loan shall rank senior to all other subordinated loans that the Company issues after August 23, 2002.

     Subscribers in the new loan also received one warrant for each new share each bondholder has the right to acquire through conversion of the Mandatory Convertible Loan and a total of 191,275,323 warrants were issued to subscribers. Proceeds from the convertible loan were allocated to the warrants based on relative fair values using the Black and Scholes option pricing model applying a 50% volatility and discount rate of 7,02%. In determining the fair value of the warrants, the Company estimated, as of the issue date, the probability for the warrants to become exercisable to be 20% and a total of NOK 47.8 million were allocated to the fair value of the warrants. Consequently, NOK 47.8 million was recorded as an offset to the loan carrying value and an increase in additional paid-in capital.

     Each warrant gave the holder the right to buy one share in the Company for NOK 1.0 per share. The exercising of the warrants was conditional upon certain events relating to the completion date and cost for Eirik Raude. If the Company had not delivered Eirik Raude on contract with EnCana within October 31, 2002, or the Company suffered cost overruns or loss of income in relation to Eirk Raude of more than USD 8 .0 million compared to the projected remaining costs estimated in April 2002, the warrants would become exercisable. The warrants had to be exercised by October 31, 2002, unless the Company made a public announcement that the conditions for subscription were not met. Any warrants not exercised by October 31, 2002, would expire. On October 16, 2002, the Company announced that the conditions for exercising were met and on October 31, 2002, a total of 191,258,154 warrants were exercised.

     During 2002, NOK 11,000 of bonds were converted to shares in the Company, equaling 3,142 new shares.

     The outstanding loan balance as of December 31,2002 was NOK 669.5 million.

     Since the effective conversion rate of the loan was less than the market price of the Company’s shares at the date of issuance of the loan, the Company allocated NOK 26.8 million to the beneficial conversion feature embedded in the loan. Consequently, the NOK 26.8 million was recorded as an offset to the loan carrying value and as an increase in additional paid-in capital.

     The resulting difference between the carrying value of the convertible loan and the redemption value of NOK 74.6 million is being amortized as other financial expense over the term of the loan or up until conversion. During 2002, NOK 8.3 million was amortized and recorded as other financial expense. The outstanding unamortized balance of the value allocated to warrants and the beneficial conversion feature was NOK 66.3 million as of December 31, 2002.

NOTE 13. Debt Issuance Costs

     Costs in connection with the issuance of debt amounted to NOK 19.8 million in 2000, NOK 38.3 million in 2001 and NOK 33.4 million in 2002. Unamortized debt issuance cost related to the issuance of the NOK 552.5 million convertible bond issued in 2001 of NOK 31.2 million were transferred to shareholders’ equity at time of conversion of the convertible bonds in February 2002. Amortization expense of NOK 10.2 million, NOK 31.8 million and NOK 39.9 million are included in financial

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

expenses in 2000, 2001 and 2002, respectively. The unamortized debt issuance costs of NOK 83.2 million are included in non-current receivables and other assets as of December 31, 2002.

NOTE 14. Income Taxes

     The tax effect of temporary differences and tax loss carry forwards giving rise to deferred tax assets (liabilities) were as follows as of December 31, 2001 and 2002:

	December 31,

	2001	2002

	NOK	NOK
	(amounts in thousands)
Accelerated depreciation of assets for book purposes	89,965	56,908
Accrued expenses	3,083	2,437
Tax loss carryforwards	617,529	650,217

Total deferred tax assets	710,577	709,562
Pension asset	(863)	(1,911)
Capitalized interest expenses	(259,287)	(331,676)

Total deferred tax liabilities	(260,150)	(333,587)
Less: valuation allowance	(450,524)	(375,975)

Net deferred tax assets	—	—

     Management believes significant uncertainty exists regarding the realizability of deferred tax assets. Accordingly, a valuation allowance has been recorded as of December 31, 2001 and 2002. The change in valuation allowance for the periods ended December 31, 2000, 2001 and 2002 was NOK 97.4 million, NOK 236.5 million and NOK -74.5 million, respectively.

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

Cumulative tax-loss carryforward amounts at December 31, 2002 expire as follows:

As of December 31, 002

Year	NOK
(amounts in thousands)
2008	247,433
2009	437,740
2010	689,319
2011	933,709
2012	14,004

Total	2,322,205

     A reconciliation between income tax expense at the statutory income tax for the years ended December 31, 2000, 2001 and 2002 to Oceans Rig’s effective tax is as follows:

	Year ended December 31,

	2000	2001	2002

	NOK	NOK	NOK
	(amounts in thousands)
28% tax of earnings / (loss) before income taxes	(92,320)	(229,356)	58,562
Difference in tax rate	(114)	156	(12)
Other permanent differences	(4,756)	(5,231)	16,019
Deferred tax valuation allowance	97,410	234,760	(74,548)

Income tax expense	220	329	22

All current tax amounts are related to operations in the United States.

NOTE 15. Earnings / (loss) per share

     Basic earnings / (loss) per share are computed by dividing net loss by the weighted average number of common shares outstanding during the period.

				Earnings	Weighted
				(loss)	average	Diluted
	Earnings (loss)	Weighted	Basic	applicable to	shares	Earnings /
	applicable to	average shares	Earnings /	diluted	outstanding	(loss) per
	common shares	outstanding	(loss) per	shares	diluted	share
	(numerator)	(denominator)	share amount	(numerator)	denominator	amount

	NOK	NOK	NOK	NOK	NOK	NOK
Basic and diluted
earnings (loss) per
share		Amounts in thousands, except for per share information

For the year ended December 31, 2000:	(329,934)	40,553	(8.14)	(329,934)	40,553	(8.14)
For the year ended December 31, 2001:	(819,457)	51,749	(15.84)	(819,457)	51,749	(15.84)
For the year ended December 31, 2002:	209,128	190,739	1.10	217,428	276,454	0.79

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

     Potentially dilutive securities are included in the calculation of weighted average shares outstanding for calculating diluted earnings per share. Potentially dilutive securities are not included in the computation if the inclusion of such securities are anti-dilutive.

At December 31, 2002 the company’s share capital was comprised of 492,886,851 shares.

Reconciliation for calculation of basic and dilutive earning (loss) per share:

Numerator:

	Year ended December 31,

	2000	2001	2002

Income (loss) applicable to common shares	(329,934)	(819,457)	209,128
Financial expense attributable to mandatory convertible debt	—	—	8,300

Income (loss) applicable for calculation of dilutive earnings (loss) per share	(329,934)	(819,457)	217,428

Denominator:

	Year ended December 31,

	2000	2001	2002

Basic weighted average shares outstanding	40,553	51,749	190,739
Effect of dilutive securities:
Mandatory convertible debt	—	—	67,600
Warrants	—	—	18,115

Diluted weighted average shares outstanding	40,553	51,749	276,454

NOTE 16. Related Party Transactions

	Payments to related parties

	Total contract	Year ended December 31,
	value	2000	2001	2002

	NOK	NOK	NOK	NOK
		(amounts in thousands)
Agreement regarding delivery of equipment from Hydralift ASA for Leiv Eiriksson and Eirik Raude (total for both rigs)	567,435	39,358	43,789	21,194

     Board member, Bjarne Skeie, sold his shares in Hydralift ASA in December 2002 and as of December 31, 2002, Hydralift ASA is no longer considered as related party to our Company. Transactions up until Mr. Skeie’s sale of his shares in Hydralift ASA are included in the table above.

     Amounts related to payments to Hydralift ASA for the supply of equipment are capitalized as part of construction-in-progress.

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

     In addition to the above-mentioned transactions, two members of the Board of Directors have received compensation for additional services during 2002. The Chairman of the Board of Directors, Morten Borge, received a compensation of NOK 1,442,818 for consulting work performed that exceeds work related to his position as Chairman of the Board. Board member Geir Aune received consulting fees of NOK 100,000 in 2002.

     There are no outstanding receivables or payables related to the above mentioned transactions as of December 31, 2002.

     Ocean Rig has issued a loan to Senior Vice President Operations Willy Tørhaug of NOK 1.2 million ($0.174 million). The loan is interest bearing and has quarterly installments over 5 years, ending 2007.

NOTE 17. Pensions

     The Company and its subsidiaries have pension schemes which are defined benefit plans and cover a total of 110 active employees.

     The plans are managed and funded through Norwegian life insurance companies. The plans’ assets consist primarily of listed common stocks, corporate and government bonds and real estate investments.

	As of December 31,

Weighted average assumptions as of December 31,	2000	2001	2002

Discount rate	6.0%	6.0%	6.0%
Expected return on plan assets	7.0%	7.0%	7.0%
Expected rate of compensation increases	3.5%	3.5%	3.5%
Adjustments to the social security base	3.0%	3.0%	3.0%

	Year ended December 31,

	2000	2001	2002

Components of net periodic pension cost for	NOK	NOK	NOK
the year ended December 31,	(amounts in thousands)

Service cost	4,037	4,069	4,784
Interest cost	750	802	1,002
Expected return on plan assets	(835)	(1,022)	(1,417)
Amortization of unrecognized actuarial loss	117	81	141
Other pension cost	218	499	1,049

Net periodic pension cost	4,287	4,429	5,559

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

	As of December 31,

	2001	2002

	NOK	NOK

	(amounts in thousands)
Change in pension obligation
Pension obligation at beginning of year	15,269	17,664
Service cost	4,069	4,784
Interest cost	802	1,002
Actuarial loss	(2,476)	(967)

Pension obligation at end of year	17,664	22,483
Change in plan assets
Fair value of plan assets at beginning of year	13,167	18,446
Actual return on plan assets	1,022	(868)
Employer contribution	4,257	8,150

Fair value of plan assets at end of year	18,446	25,728

Funded status	782	3,245
Unrecognized net transition asset / obligation	2,302	3,580

Accrued pensions, net	3,084	6,825

     The Company has a prepaid pension asset of NOK 6.8 million which is included in long-term receivables and other assets, while the Company’s pension liability of NOK 0.6 million is included in long-term liabilities.

NOTE 18. Supplemental Cash Flows Information

	Year ended December 31,

	2000	2001	2002

	NOK	NOK	NOK
	(amounts in thousands)
Cash paid during the year for:
Interest, net of amounts capitalized	—	15,750	172,856
Income taxes	207	220	329

NOTE 19. Shareholders’ Equity

Common shares

     There is only one class of common shares, and each common share is entitled to one vote. Dividends are proposed by the Board of Directors and subject to final approval by the Annual General Meeting based upon the Company’s distributable equity, financial condition, results of operations and cash flows, as well as other factors the Board of Directors may deem relevant. In February 2002, the par value of the Company’s shares was written down form NOK 30.0 per share to NOK 1.0 per share. As of December 31, 2002, the Company had authorized 727,567,170 shares at par value NOK 1.0, of which 492,886,851 shares were issued and outstanding.

See further information of par value per share in Note 26, Subsequent Events.

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

     At December 31, 2002 NOK 21.6 million of other equity relates to the value of outstanding warrants. Further, NOK 66.3 million relates to unamortized value of warrants and intrinsic bonds value. See further information of outstanding warrants in Note 21, Warrants.

Share issuances for cash

     In May 2000, the Company made share offerings of common shares, which resulted in the issuance of 8,891,900 new shares at NOK 30 per share. The share capital increased by NOK 266.8 million and the additional paid-in capital by NOK 88.9 million. The gross proceeds were reduced by NOK 18.1 million, representing share issue costs. The net proceeds received were NOK 337.6 million.

     In May/June 2001, the Company made share offerings of common shares, which resulted in the issuance of 11,621,906 new shares at NOK 30 per share. The share capital increased by NOK 348.7 million and the additional paid-in capital by NOK 116.2 million. The gross proceeds were reduced by NOK 20.2 million, representing share issue costs. The net proceeds received were NOK 444.7 million.

     In February 2002, the Company’s NOK 552.5 million Convertible Loan issued in November and December 2001 was converted to 73,666,666 shares in the Company at a conversion price of NOK 7.5 per share. The share capital increased by NOK 73.7 million and additional paid-in capital increased by NOK 447.7 million, net of share issue cost of NOK 31.2 million.

     In April 2002, the Company conducted a private placement issuing 24,444,445 shares at an issue price of NOK 9.0 per share. The share capital increased by NOK 24.4 million and the additional paid-in capital increased by NOK 195.6 million. The gross proceeds were reduced by NOK 5.8 million, representing share issue costs. The net proceeds received were NOK 214.2 million.

     In May and June 2002, the Company issued 751,743 shares at an issue price of NOK 8.0 per share in a private placement. The share capital increased by NOK 0.7 million and additional paid-in capital increased by NOK 5.3 million. The gross proceeds were reduced by NOK 0.03 million, representing share issue cost. The net proceeds received were NOK 5.9 million. Further, included in the private placement, warrants recorded at a fair value of NOK 38.6 million were issued consisting of 35,614,800 warrants with an exercise price of NOK 8.0 per share. The net proceeds received were NOK 37.9 million, after deduction for issue cost of NOK 0.7 million.

     In October 2002, a total of 191,258,154 of the warrants that the Company issued in August 2002 were exercised with an exercise price of NOK 1.0 per share, increasing the share capital by NOK 191.3 million.

     In December 2002, the Company conducted a private placement issuing 111,000,000 shares at an issue price of NOK 1.0 per share. The share capital increased by NOK 111.0 million equaling net proceeds received.

     In December 2002, a total of 3,142 shares were converted from the Company’s Mandatory Convertible bond issued in August 2002 at an issue price of NOK 3.50 per share. The share capital increased by NOK 3,142.0 and the additional paid-in capital increased by NOK 7,858.0

Restricted and unrestricted reserves

     Funds for additional paid-in capital represent restricted reserves unavailable for dividend distributions. The level of these reserves is regulated by Norwegian law, and represents only part of the Company’s total additional paid-in capital. The funds for additional paid-in capital amounted to NOK 5,103.7 million as of December 31, 2002.

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

     The net remaining additional paid-in capital and accumulated loss and comprehensive income represent unrestricted reserves which, according to Norwegian law, are available for dividend distributions. The unrestricted reserves amounted to NOK 1,138.6 million as of December 31, 2002.

NOTE 20. Warrants

At December 31, 2002, the following warrants were outstanding:

					Warrants
	Number of	Warrants	Warrants		outstanding
	warrants	expired	exercised	Subscription	December
	granted	during 2002	during 2002	price	31, 2002

Warrants issued May / June 2002	35,614,800	15,668,998	—	NOK 8.0	19,945,802
Warrants issued August / September 2002	191,275,143	16,989	191,258,154	NOK 3.5	—

TOTAL	226,889,943	15,685,987	191,258,154		19,945,802

     Any new shares issued by the Company following the exercise of warrants will be equal in all respect to other outstanding shares and will carry dividend rights from and including the date of which they are issued.

NOTE 21. Share Option Plans

     On October 7, 1997, the Company’s extraordinary general meeting approved a Share Option Plan for the Company’s executive employees, key personnel and board members. The Board of Directors was authorized to grant up to 566,667 share options over the next 5 years. The authorization was withdrawn at the Company’s general meeting on May 18, 2000. In the same meeting the Board of Directors was given authorization to grant up to 1,250,000 options to employees and members of the Board of Directors.

     The options awarded are granted at volume-weighted average market value for the five trading days preceding the grant date. The options generally vest over 5 years with 20% becoming exercisable each year, and have a maximum term of 5 years. The Company has recorded no compensation expense for any grants.

     In May 2000, as a result of a change in Norwegian tax regulations, the exercise price for the options granted in 2000 was fixed at NOK 41.16 for the 730,000 options granted to employees and NOK 46.05 for the 200,000 options granted to the board members in the group.

     On November 21, 2001, the board granted a total of 925,000 options to primary insiders and key employees, subject to existing options agreements being cancelled. The exercise price was set at NOK 7.50 per share. The expiration date of the options is November 21, 2006. The options vest over five years, with 20% becoming exercisable each year. Employees and board members who resign may exercise any fully vested options at any date on or before the expiration date. The options will become immediately vested upon a change of control of the Company or upon the sale of the Company’s first two rigs, contingent upon continued employment.

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

     On April 8, 2002, the board granted 200,000 options to primary insiders at an exercise price of NOK 9.20. The expiration date of the options is April 7, 2007. The options carry similar terms to the options issued on November 21, 2001. 100,000 of the options were subject to the approval of the General Meeting, which was obtained May 24, 2002.

     The authorization to issue 1,250,000 shares given to the board on May 18, 2000 expired May 18, 2002. On May 24, 2002, the General Meeting increased the authorization to 4,000,000 shares. The authorization is valid for two years. The General Meeting also authorised the Board to grant a total of 340,000 options to members of the Board at an exercise price of NOK 9.20 per share. All previous options granted to the Board members were withdrawn.

     At the Company’s Extraordinary General Meeting in August 2002, a new option plan was approved, authorizing the Board to grant up to 14,000,000 shares in the Company to employees and Board members of the Company, each with a subscription price of NOK 3.50 per share. Any previous granted options were withdrawn. Board members have the right to subscribe for up to 8,000,000 shares and employees to subscribe for up to 6,000,000 shares. The options may, at the discretion of the holder, be utilized in one or more rounds up to the total number of options. The options may be exercised at the earliest one year after the grant date. In the event of a mandatory bid on the Company, the options may be exercised earlier. 50% of the authorized options are contingent upon the completion date of Eirik Raude. Options not exercised within three years of grant date will expire without any compensation. The authorization is effective for two years and expires at the date of the Company’s General Meeting in 2004.

     During 2002, a total of 8,000,000 options were granted to members of the Board of Directors and 3,091,000 options were granted to employees of the Company. As of December 31, 2002, 50% of the options have expired due to (i) 25% of the options lapsed since the rig Eirik Raude was not on contract by October 15, 2002 and (ii) another 25% of the options lapsed since Eirik Raude had not commenced charter hire by October 31, 2002.

At December 31, 2002 the following options were granted and outstanding:

	Exercise	Total	Year	Expiration
	price	options	granted	year

Members of the Board of Directors	NOK 3.50	4,000,000	2002	2005
Key employees of the Company	NOK 3.50	1,545,500	2002	2005

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

Activity in the Company’s share option plans for the three years ended December 31, 2002 was as follows:

	Exercise price greater		Exercise price less than
	than grant date share fair value		grant date share fair value		Total

		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	Shares	price	Shares	price	Shares	price

		(NOK)		(NOK)		(NOK)
Outstanding at January 1, 2000	253,026	45.68	20,000	328.88	273,026	66.43
Granted	710,000	42.54	220,000	41.16	930,000	42.21
Cancelled	(253,026)	88.99	(20,000)	345.66	(273,026)	107.79

Outstanding at December 31, 2000	710,000	42.54	220,000	41.16	930,000	42.21
Granted	—	—	925,000	7.50	925,000	7.50
Cancelled	(710,000)	42.54	(20,000)	41.16	(730,000)	42.50

Outstanding at December 31, 2001	—	—	1,125,000	13.48	1,125,000	13.48
Granted	—	—	11,091,000	3.50	11,091,000	3.50
Expired	—	—	(5,545,500)	3.50	(5,545,500)	3.50
Cancelled	—	—	(1,125,000)	13.48	(1,125,000)	13.38

Outstanding at December 31, 2002	—	—	5,545,500	3.50	5,545,500	3.50

No options were exercised during 2002. At December 31, 2002, no options were exercisable.

NOTE 22. Disclosures about Fair Value of Financial Instruments

     The Company is exposed to changes in foreign currency exchange rates and changes in interest rates, which affect our results of operations and financial condition. The Company manages exposure to changes in foreign currency exchange rates through its normal operating and financing activities, as well as through the use of financial instruments. Generally, the only financial instruments the Company may utilize are forward exchange contracts. The Company had no forward exchange contracts outstanding as of December 31, 2001 or 2002. The Company manages exposure to changes in interest rates by maintaining debt with both fixed and variable rates of interest.

The following table summarizes the estimated fair value of the Company’s financial instruments as of December 31, 2001 and 2002:

	As of December 31,

	2001		2002

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

	NOK	NOK	NOK	NOK
	(amounts in thousands)
Cash and cash equivalents	170,205	170,205	137,346	137,346
Restricted cash	253,494	253,494	8,627	8,627
USD short-term debt	—	—	114,796	108,757
Long-term debt	4,007,109	3,596,459	3,105,494	2,812,922
Convertible loans	1,052,500	1,061,950	1,062,452	513,428

The amounts shown in the table are gross of unamortized discount and intrinsic value.

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

     The carrying value of NOK-denominated cash and cash equivalents and restricted cash are a reasonable estimate of their fair value due to the short-term nature of these instruments. The fair value of USD-denominated cash and cash equivalents and restricted cash are based on the USD amounts translated at year-end exchange rates.

     The fair value of debt is determined by reference to the market value of the Company’s publicly traded debt instruments, as well as comparably rated debt instruments at these dates.

     The fair value of the USD Short Term Loan was, as of December 31, 2002, 93.35% of the principal amount equaling NOK 84.7 million. Unamortized discount of NOK 6.5 million, is not included in the calculation of fair value.

     The fair value of the Notes and 1998 Loans was, as of December 31, 2001 and December 31, 2002, approximately 87% and 88%, respectively, of the principal amount. Fair value at December 31, 2002 was NOK 2,145.5 million and NOK 2,748.1 million at December 31, 2001.

     The fair value of the convertible loans were, as of December 31, 2001 85% and 80% and as of December 31, 2002, 73% and 70% for the NOK 134.0 million and NOK 259.0 million convertible loans, respectively. Fair value at December 31, 2002 for the two loans were NOK 97.8 million and NOK 181.3 million, respectively. Fair value at December 31, 2001 of the two convertible loans amounted to NOK 410.0 million.

     The fair value of the Mandatory Convertible Loan, as of December 31, 2002, was 35%, equaling a fair value of NOK 234.3 million. Unamortized balance of warrants and intrinsic value of NOK 66.3 million is not included in the calculation of fair value.

     The vast majority of the Company’s borrowings are with financial institutions and other professional investors.

NOTE 23. Commitments and Contingencies

Construction commitments

     The Company completed its construction project of its two rigs during 2002 and as of December 31, 2002 the Company has no further commitments relating to its construction projects.

     In August 2002, the Halifax Shipyard agreed to defer up to USD 10 million in payments under the Halifax Contract until December 31, 2002. The Company was required to provide security for the deferred amount. The USD 10 million deferred balance was paid in full by the Company, and all security interest were released, upon the delivery of Eirik Raude to EnCana under the EnCana Drilling Contract on November 1, 2002.

     Outstanding payments related to the construction of Eirik Raude amounted to NOK 45.1 million as of December 31, 2002 and represent payments to various suppliers. The Company had no outstanding payments to the Halifax Shipyard as of December 31, 2002.

Insurance

     The Company has obtained insurance for the assessed market value of the rigs. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable include environmental liabilities, which may result from a blow-out or similar accident, or

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company. Moreover, the Company’s insurance coverage may not protect against loss of income. The occurrence of casualty or loss against which the Company is not fully insured could have a material adverse effect on the Company’s results of operations and financial condition.

Environmental matters

     The Company’s operations may involve the use or handling of materials that may be classified as environmentally hazardous substances. Environmental laws and regulations applicable in the countries in which the Company intends to conduct operations have generally become more stringent. Such laws and regulations may expose the Company to liability for the conduct of or for conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such actions were taken. In recent years, increased concern has been raised over protection of the environment. Offshore drilling in certain areas has been opposed by environmental groups, and, in certain areas, has been restricted. To the extent new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry in general or the offshore drilling industry in particular, the Company’s business or prospects could be materially adversely affected. The amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production for oil and gas for political, economic, environmental, or other reasons could have a material adverse effect on the Company’s business, operating results or financial condition. The Company cannot predict the extent to which future earnings may be affected by compliance with any such new legislation or regulations. In addition, the Company may become subject to additional laws and regulations as a result of future vessel operation or relocation or other operations of the Company being conducted in jurisdictions in which it is not currently operating.

     The Company expects that it will be able to obtain some degree of contractual indemnification from its customers in most of its drilling contracts against pollution and environmental damages, but there can be no assurance that such indemnification will be enforceable in all instances, that the customer will be financially capable in all cases of complying with its indemnity obligations or that the Company will be able to obtain such indemnification agreements in the future.

     The Company expects to maintain insurance coverage against certain environmental liabilities, including pollution caused by sudden and accidental oil spills. There can be no assurance, however, that such insurance will be obtained, will continue to be available or carried by the Company or, if available and carried, will be adequate to cover the Company’s liability in all circumstances, which could have a material adverse effect on the Company’s business, operating results and financial conditions.

Litigation

     The Company is not a party to any litigation or legal proceedings.

Leases

     The Company has operating lease commitments principally for office space. These non-cancelable leases expire at various dates through 2005. Certain leases contain renewal options for various periods of time, and generally provide that the Company shall pay a portion of the operating costs applicable to the leased property.

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

As of December 31, 2002, future minimum lease payments under non-cancelable operating leases with an initial term of one year or more were as follows:

Operating Leases

NOK
(amounts in thousands)
2003	3,490
2004	1,880
2005	1,195

Total minimum lease payments	6,565

The Company recorded rent expense for 2000, 2001 and 2002 in the amount of NOK 4.0 million, NOK 4.5 million and NOK 4.5 million, respectively.

NOTE 24. Segment Information

     Ocean Rig has two reportable segments, as defined by SFAS 131: (1) offshore drilling operations and (2) rig management. Offshore drilling operations have mainly been directed to the follow up of construction contracts and marketing of the Company’s rigs.

     The accounting policies of the segments are the same as those described in the “Summary of Significant Accounting Policies”. Ocean Rig evaluates the performance of its segments and allocates resources to them based on revenue, operating expenses, interest income, interest expenses, net income and assets.

The table below presents information about reported segments for the years ending December 31, 2000, 2001 and 2002:

	Offshore
	Drilling	Rig
	Operations	Management	Total

	NOK	NOK	NOK
	(amounts in thousands)
Year ended December 31, 2000
Revenues		13,749	13,749
Operating expenses	167,070	9,481	176,551
Interest and financial income	147,344	2,012	149,356
Interest and financial expense	(315,790)	(478)	(316,268)
Net (loss) income	(322,003)	(7,931)	(329,934)
Total assets	6,855,438	13,353	6,869,791
Year ended December 31, 2001
Revenues	—	10,538	10,538
Operating expenses	712,766	3,688	716,454
Interest and financial income	75,940	785	76,725
Interest and financial expense	(189,857)	(80)	(189,937)
Net (loss) income	(814,017)	(5,440)	(819,457)
Total assets	8,166,009	22,349	8,188,358
Year ended December 31, 2002
Revenues	504,347	29,984	534,331
Operating expenses	678,820	34,769	713,589
Interest and financial income	984,864	1,499	986,363
Interest and financial expense	(596,120)	(1,835)	(597,955)
Net (loss) income	214,249	(5,121)	209,128
Total assets	8,897,628	18,299	8,915,928

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

     The Company’s two rigs commenced operations in 2002 and for the year ended December 31, 2002, 94% of consolidated revenues come from operations of the Company’s two drilling rigs under the respective drilling contracts. For the year ended December 31, 2001, consolidated revenues came from other rig management operations. Other rig management operations offers services to external companies as well as to Leiv Eiriksson and Eirik Raude and is based in Norway.

     The Company’s two rigs, Leiv Eiriksson and Eirik Raude, commenced operations in February 2002 and November 2002, respectively. During 2002 Leiv Eiriksson have been drilling under a drilling contract with ExxonMobil offshore Angola and Eirk Raude have been operating offshore Canada on a drilling contract with EnCana Corporation. Other offshore drilling operations services are primarily performed in Norway.

Geographic segment information offshore drilling operations:

	Leiv Eiriksson,	Eirik Raude,	Administration,
	Angola	Canada	Norway	TOTAL

	NOK	NOK	NOK	NOK
	(amounts in thousands)
External revenues	455,175	49,172	0	504,347
Operating expenses	367,214	150,544	1,455	519,213
Depreciation	128,409	30,835	363	159,607
Operating loss	(40,448)	(132,207)	(1,818)	(174,473)
Net financial items	(12,522)	(26,560)	427,826	388,744
Net loss before income taxes	(52,970)	(158,767)	426,008	214,271
Net loss	(52,970)	(158,767)	425,986	214,249
Total assets, external	3,530,104	4,989,917	305,896	8,897,628
Investments	10,329	1,815,358	78,617	1,904,304

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

NOTE 25. Subsequent Events

Subsequent private placement of Shares in January 2003

     The Company conducted a subsequent private placement of shares in January 2003, issuing 35,151,298 shares for a subscription price of NOK 1.0 per share. As a result, the Company’s share capital increased by NOK 35.2 million. Net proceeds to the Company totaled NOK 32.8 million, after reduction for share issuance cost totaling NOK 2.4 million.

First optional well under the contract with ExxonMobil exercised

     In February 2002, Esso exploration Angola Limited exercised its first option for a further well under the contract for Leiv Eiriksson offshore Angola, West-Africa.

Conversion of Mandatory Convertible Bond and issue of new shares

     During January and May 2003 a total of 487,713 shares were converted from the Company’s Mandatory Convertible Bond at a conversion price of NOK 3.50 per share. Further, 8 new shares were issued in connection with the reverse share split approved by the General Meeting in May 2003 at a subscription price of NOK 1.0 per share. Share capital was increased by NOK 0.5 million and additional paid-in capital increased by NOK 1.2 million. Total shares following the registration of the share issue and conversion is 528,525,870.

Extension of the final installment of the USD short term loan

     In May 2003, the Company exercised its option to extend the final installment on its May 2002 USD short term loan by three months, until August 13, 2003.

Reverse share split

     The Annual General Meeting held on May 16, 2003 approved a reverse share split of 10:1. Accordingly, the Company’s total number of shares will be reduced from 528,525,870 to 52,852,587 shares. As of May 21, 2003 the Company’s share traded with a par value of NOK 10 .0 per share. In the future financial statements, the comparative earnings (loss) per share figures will be retroactively restated to reflect the share split as if it had occurred as of the beginning of each period presented.

Adjustment of conversions prices for convertible bonds

     As a result of the reverse share split, the conversion rate for the Company’s convertible bonds are adjusted proportionately to account for the 10:1 reverse share split. Effective as of May 21, 2003 the Company’s convertible bonds have the following conversion prices:

•	Mandatory Convertible Bond 2000 / 2005 is convertible at a price of NOK 35.0 per share.

•	13% Subordinated Convertible Bond 2002 / 2005 is convertible at a price of NOK 228.30 per share.

•	11% Subordinated Convertible Bond 2000 / 2005 is convertible at a price of NOK 244.50 per share.

Second option well under the contract with ExxonMobil exercised

     In May 2003, BP Exploration Angola exercised the second option well under the present contract for Leiv Eiriksson in Angola. The well will start immediately after the first option well with Esso Exploration Angola Limited and will last for an estimated 50 days, through August 2003.

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

Share Option Plan to Members of the Board of Directors and management of the Company

     At the Company’s Ordinary General Meeting on May 16, 2003, an option plan was approved, authorizing the Board to grant up to 8,800,000 options to buy shares in the Company to management and Board members of the Company. Up to 1,800,000 and 800,000 options may be granted to the Chairman of the Board and each of the other board members, respectively. Up to 3,000,000 options may be granted to the management of the Company.

     Subsequent to the May Ordinary General Meeting, the Board members purchased options to subscribe a total of 3,200,000 shares with strike price of NOK 15 for a total consideration of USD 120,000. The options were fully vested at grant date. The board members will be able to recover the consideration paid for the options if they are not re-elected and the options expire as a result.

     For management and the executive chairman options are granted in option packages consisting of three options with an exercise price of NOK 10.00, NOK 12.00 and NOK 14.00, respectively, and three options with an exercise price of NOK 18.00. The options vest over a year, with 20% becoming exercisable every 90 days. In the event that a transaction (change of control, merger, demerger, or sale of both drilling rigs) has been completed and the option holder resigns, all options becomes exercisable and are kept by the option holder. No options have formally been granted to management and the executive chairman.

     Any options outstanding under the plan authorized by the Company’s Extraordinary General Meeting in August 2002 were cancelled.

Contract with Imperial Oil Resource Ventures Limited

     On June 6, 2003 Ocean Rig was awarded a contract with Imperial Oil Resource Ventures Limited to drill offshore Nova Scotia upon completion of the EnCana contract firm period. Drilling under this contract with Imperial Oil is expected to commence around July 1, 2003. The estimated duration of this work is approximately 50 to 60 days.

NOTE 26. Liquidity

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered recurring losses from operations and has insufficient capital that raises substantial doubt about its ability to continue as a going concern. To strengthen the Company’s working capital, the Company completed a share issue in January 2003. Further, the Company amended the terms of its loan with its bank syndicate, which resulted in changes to the requirement for minimum cash covenant and delays in the timing of certain principal installments. Management expects that the Company’s liquidity at the beginning of 2003 together with expected cash flows from operations in 2003 and the share issuance in January will be sufficient to cover interest payments and installments on loans in 2003, however, the Company cannot give any guarantees in relation to its future generation of cash flows. There can be no assurance that the Company will be successful in its planned operations and be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     The Fortis Facility contains restrictions on, among other things, minimum working capital and value adjusted equity (including market value of rigs). As of December 31, 2002, the Company

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

was unable to comply with two of its covenants relating to these restrictions . Ocean Rig obtained temporary waivers from the lenders as of May 15, 2003 waiving noncompliance of the working capital covenant through March 31, 2003, and waiving noncompliance of the value adjusted equity covenant through December 31, 2003, and expects to meet the covenants at future determination dates.

NOTE 27. Differences between Generally Accepted Accounting Principles in Norway and the United States

     The financial statements are prepared in accordance with the generally accepted accounting principles in Norway (“Norwegian GAAP”), which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

The major differences between Norwegian GAAP and U.S. GAAP for Ocean Rig are summarized below:

	Year ended December 31,

	2000	2001	2002

	NOK	NOK	NOK
	(amounts in thousands)
Net income (loss) in accordance with Norwegian GAAP	(329,934)	(819,457)	209,128
Share options plan (a)
Accrued compensation cost	(2,082)	2,013	69
Accrued social security tax	189	(182)	(7)
Troubled debt restucturing	—	—	26,432

Net income (loss) in accordance with U.S. GAAP	(331,827)	(817,626)	235,622

	As of December 31,

	2001	2002

	NOK	NOK
	(amounts in thousands)
Shareholders’ equity in accordance with Norwegian GAAP	2,803,288	4,458,040
Share options (a)
Accrued compensation cost	(69)	—
Unearned stock compensation	69	—
Accrued social security tax	7	—
Troubled debt restructuring (c)	—	26,432

Shareholders’ equity in accordance with U.S. GAAP	2,803,295	4,484,472

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

The change in shareholders’ equity in accordance with U.S. GAAP is as follows:

	As of December 31,

	2000	2001	2002

	NOK	NOK	NOK
	(amounts in thousands)
Beginning of year	3,167,902	3,175,595	2,803,295
Comprehensive loss:
Net loss in accordance with U.S. GAAP	(331,827)	(817,626)	235,622
Unearned stock compensation	2,082	(2,013)	(69)
Translation differences	(90)	2,628	18,187

Comprehensive income and (loss)	2,838,067	(817,011)	253,740

Share issuances, net of issuance cost	337,528	444,711	1,427,437

End of year	3,175,595	2,803,295	4,484,472

The components of shareholders’ equity in accordance with U.S. GAAP are as follows as of December 31, 2001 and 2002:

	As of December 31,

	2001	2002

	NOK	NOK
	(amounts in thousands)
Share capital	1,682,316	492,887
Additional paid-in capital	2,539,516	5,174,638
Accumulated deficit	(1,418,606)	(1,182,984)
Unearned stock compensation	69	(69)

Total	2,803,295	4,484,472

a) Employee options

     Under US GAAP, compensation expense should be measured and accounted for at the grant date if the market price for the options is higher than the exercise price of the options at the date of grant. Under variable plan accounting the compensation expense should be measured and determined as the difference between the fair value of the underlying stock and the exercise price of the option (the intrinsic value of the options) at the balance sheet date until the option is exercised. The compensation expense should be accrued and expensed as salary expense over the service period. Norwegian GAAP is consistent with US GAAP, however, in addition to measuring compensation expense, Norwegian GAAP, requires the Company to accrue for social security tax. The basis for the accrual is the intrinsic value of the options at the balance sheet date multiplied with the social security tax rate. The cost is expensed as salary expenses over the service period. According to U.S. GAAP the social security tax should not be accrued for until the options are exercised.

     In accordance with statement of Financial Accounting Standards (SFAS 123) pro-forma information is required to be shown based upon a calculation of the fair value of the options granted estimated using an option-pricing model. The Company’s option pricing model is based upon the Black-Scholes model and the information is shown in Note 23, Share Option Plans.

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

b) Hedge accounting

     The Company maintains cash accounts in U.S. dollars to hedge foreign exchange risk related to its USD. Under Norwegian GAAP, the Company’s USD cash accounts, including restricted cash, are translated at the hedged rate, which is the historical spot rate of the purchase of USD or the forward contract rate obtained to purchase U.S. dollars.

     Under U.S. GAAP, the Company’s policy qualifies for hedge accounting, however, the U.S. cash account, used as a hedging instrument, would be translated at the year-end exchange rate and the resulting gain or loss would be deferred on the balance sheet.

The Company did not have any hedge transactions outstanding at December 31, 2001 or 2002.

c) Troubled debt restructuring

     Under US GAAP, if a creditor for economic or legal reasons related to a debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider, a restructuring of debt constitutes a troubled debt restructuring. US GAAP defines a mathematical formula to determine if a creditor has granted a concession. Based on this formula, the exchange of a portion of the USD Short Term Loan and the Convertible Bonds 2000 into the Mandatory Convertible Bond 2002 qualifies as a troubled debt restructuring. Under Norwegian GAAP, the exchange has been accounted for as an extinguishment of debt, resulting in a net loss of NOK 20.3 million. This net loss is reversed to reconcile to US GAAP. Under US GAAP, the troubled debt restructuring resulted in a gain of NOK 5.5 million (earnings per share; Basic 0.03, Diluted 0.02). Under accounting for troubled debt restructuring, subsequent to the exchange interest expense is recognized at the effective interest rate to amortize from the carrying value to the undiscounted future cash payments under the Mandatory Convertible Bond 2002. As a result, interest expense for the period from the date of the exchange until December 31, 2002 was NOK 0.6 million less according to US GAAP than under Norwegian GAAP.

Disclosure of derivative financial instruments

     The Company’s policies in respect of foreign currency and interest rate risk management and the related use of financial instruments are set out in Item 11 of this annual report, “Quantitative and Qualitative Disclosures About Market Risk”. Short-term creditors have been excluded from the following analyses.

a) Borrowings analyzed by maturity date

	Notes and	Convertible	2002	2001
	Loans	Loans	Total	Total
	(millions of	(millions	(millions	(millions of
	dollars)	of dollars)	of dollars)	dollars)

Due within one year (1)	16.5	—	16.5	61.6
Due between two and five years	—	153.1	153.1	155.7
Due after five years	445.8	—	445.8	350.0

	462.3	153.1	615.4	567.3

(1)  — Balance as of December 31, 2002 comprise of USD 13.1 million and USD 3.4 million representing short-term portion of long-term debt. Balance as of December 31, 2001 represents convertible bonds that were converted to shares in the Company in February 2003.

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

Loans repayable after five years comprised of:

	2002	2001
	Total	Total
	(millions of	(millions of

10 1/4% senior secured notes due 2008	225.0	225.0
Floating rate senior secured loans due 2008, LIBOR+4.75%	125.0	125.0
Floating rate senior secured loans due 2008 LIBOR + 1.75% – 2.75% (1)	95.8	—-

	445.8	350.0

     (1)  — Loan balance USD 95.8 million, net of short-term part of long-term debt of USD 3.4 million.

b) Financial liabilities analyzed by currency and interest rate risk profile

			2002	2001
	Floating rate amount	Fixed rate amount	Total	Total
	(millions of	(millions of	(millions of	(millions of
Currency:	dollars)	dollars)	dollars)	dollars)

Norwegian kroner	—	153.1	153.1	117.3
US dollar	99.2	—	99.2	100.0
US dollar	125.0	238.1	363.1	350.0

	224.2	391.2	615.4	567.3

     At December 31, 2002 and 2001, the weighted average interest rate on the fixed rate financial liabilities was 10.9% and 11.5%, respectively. Floating rate financial liabilities bear interest rates based on the 3-month US dollar London inter-bank offer rate (LIBOR) plus 4.75% for the USD 125 million loan and plus interest at a variable margin of 1.75% to 2.75% depending on the rigs’ contract situation for the USD 99.2 million loan.

c) Financial assets analyzed by currency and interest rate risk profile

		Cash and cash	2002	2001
	Restricted cash	equivalents	Total	Total
	(millions of	(millions of	(millions of	(millions of
Currency:	dollars)	dollars)	dollars)	dollars)

Norwegian kroner	0.710	10.709	11.419	17.082
Canadian dollar	0.118	4.477	4.595
US dollar	0,414	4.593	5.007	30.140

	1,242	19,779	21.021	47.222

     The financial assets earn interest at floating rates and comprise of restricted cash and cash equivalents.

Financial instruments

     Where necessary under the Company’s risk management policy, the Company may enter into derivative financial instruments to hedge its exposure to foreign currency exchange rate risk and interest rate. The Company does not enter into derivative financial instruments for trading purposes. The Company only enters into contracts with parties that are highly rated international financial institutions. Management believes that risk of loss is remote and in any event would be immaterial to the consolidated net financial position of the Company.

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

     The accounting policies for the Company’s derivative financial instruments are disclosed in Note 1 to the Consolidated Financial Statements. The Company had no derivative financial instruments outstanding at December 31, 2002.

Effect of recent pronouncements

     In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity must measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure the change shall be the credit-adjustment risk-free rate that existed when the liability was initially measured. That amount is to be recognized as an increase in the carrying amount of the liability as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not expect an impact from adoption of SFAS 143.

     In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. The Company is currently in the process of evaluating the impact of the adoption of Interpretation 46.

Change in Norwegian GAAP accounting standard for the impairment of long-lived assets

     Norwegian GAAP introduced a new accounting standard for the impairment of long lived assets effective January 1, 2003. The new standard differs significantly from the US GAAP accounting standard. Under Norwegian GAAP, the nominal value approach is not used. If circumstances indicate that the carrying value of the assets may not be recoverable, a recoverability test is performed to calculate the fair value of the assets. The fair value of the assets are determined through testing, where the higher of, the net sales value of the assets or the net value in use of the assets, are used in determining fair value. The value in use is determined by discounting future cash flows through a net present value calculation. If the carrying value of the assets is not recoverable, the carrying amount of the assets is written down to its estimated fair value. Any subsequent reversed changes to the fair value of the assets will be booked as an adjustment to the book value of the assets by a reversal of previous impairment loss. The change in Norwegian GAAP Accounting standard will cause a difference between Norwegian GAAP and US GAAP for financial reporting periods subsequent to year end December 31, 2002.

NOTE 28. Supplemental Guarantor Information

     The Senior Secured Notes and 1998 Loans offered by Ocean Rig Norway AS are fully and unconditionally guaranteed on a joint and several basis by Ocean Rig ASA, Ocean Rig 1 AS and Ocean Rig 2 AS, and are collateralized by the shares and assets of Ocean Rig 1 AS and Ocean Rig 2 AS. The 2002 Loans incurred by Ocean Rig 2 AS are fully and unconditionally guaranteed on a joint and several

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

basis by Ocean Rig ASA and Ocean Rig Norway AS and are collateralized by the shares and assets of Ocean Rig 2 AS.

     Presented below is condensed consolidating financial information for: (1) Ocean Rig Norway AS on a separate company basis; (2) Ocean Rig ASA on a parent company only basis; (3) the guarantor subsidiaries Ocean Rig 1 AS and Ocean Rig 2 AS, on a combined basis; (4) the non-guarantor subsidiaries, Ocean Rig 3 AS, Ocean Rig 4 AS and other non-guarantor subsidiaries, on a combined basis; (5) elimination entries and (6) consolidated Ocean Rig ASA and subsidiaries.

     The financial information for the above-mentioned entities represent actual statement of operations, balance sheet and statement of cash flow for the year ended December 31, 2002. The Company has centralized management, accounting and administrative functions. While certain assets, liabilities and costs are directly attributable to the subsidiaries, others are of a more general nature and have been allocated to the subsidiaries based on assumptions and estimates that our management believes are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the activity that would have resulted if any of the entities disclosed had been operated on a stand alone basis for the periods presented. Certain assets, liabilities, income and expenses have not been allocated.

     The consolidating financial information has been prepared in accordance with Norwegian GAAP which differs, in certain respects, from U.S. GAAP.

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2000

		Parent	Subsidiary	Non-Guarantor	Elimination	Consolidated
	Issuer	Guarantor	Guarantor	Subsidiaries	Entries	Totals

				Ocean Rig 3 AS
				and
				Ocean Rig 4 AS
			Ocean Rig 1 AS	And other
	Ocean Rig	Ocean Rig	and	non-guarantor		Ocean Rig ASA and
	Norway AS	ASA	Ocean Rig 2 AS	subsidiaries		Subsidiaries

	NOK	NOK	NOK	NOK	NOK	NOK
	(amounts in thousands)
Operating revenues	28,880	28,880	—	71,648	(115,659)	13,749
Operating expenses:
Salaries and other personnel expenses	—	11,163	—	39,595	(5,279)	45,479
Other operating and administrative expenses	28,880	119,677	30,009	55,417	(106,732)	127,251
Depreciation and amortization and asset impairment losses	—	917	—	2,903	—	3,821
Equity in investee losses	69,944	657,287	—	—	(727,231)	—

Total operating expenses	98,824	789,044	30,009	97,915	(839,242)	176,551

Operating loss	(69,944)	(760,164)	(30,009)	(26,267)	723,583	(162,802)

Interest and other financial income	7,528	128,397	10,474	2,956	1	149,356
Interest and other financial expenses	(600,928)	(32,555)	(16,747)	(587)	334,549	(316,268)

Net financial income (expense)	(593,400)	95,842	(6,273)	2,369	334,550	(166,912)

Loss before taxes	(663,344)	(664,322)	(36,282)	(23,898)	1,058,133	(329,714)

Income taxes	—	—	—	(2,491)	2,271	(220)

Net (loss) income in accordance with Norwegian GAAP	(663,344)	(664,322)	(36,282)	(26,389)	1,014,986	(329,934)

Net (loss) income in accordance with U.S. GAAP	(663,344)	(666,225)	(36,282)	(26,389)	1,014,986	(331,827)

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

		Parent	Subsidiary	Non-Guarantor	Elimination	Consolidated
	Issuer	Guarantor	Guarantors	Subsidiaries	Entries	Totals

				Ocean Rig 3 AS,
				or 4
				As and
			Ocean Rig 1 AS	other
	Ocean Rig	Ocean Rig	and	non-guarantor		Ocean Rig ASA and
	Norway AS	ASA	Ocean Rig 2 AS	subsidiaries		Subsidiaries

	NOK	NOK	NOK	NOK	NOK	NOK
	(Amounts in thousands)
Operating revenues	75,294	75,294	—	146,073	286,123	10,538
Operating expenses:
Salaries and personnel expenses	—	20,909	6,105	83,271	—	110,285
Other operating and administrative expenses	75,369	141,476	346,007	68,330	(280,184)	350,998
Depreciation, amortization and asset impairment write down	—	298,500	12,116	242,578	(298,023)	255,171
Equity in investee losses	732,802	830,509			(1,563,311)	—

Total operating expenses	808,171	1,291,394	364,228	394,179	(2,141,518)	716,454

Operating income (loss)	(732,877)	(1,216,100)	(364,228)	(248,106)	1,855,395	(705,916)

Interest and other financial income	572	19,760	54,767	1,626	—	76,725
Interest and other financial expenses	(405,166)	(72,249)	(166,837)	(585)	454,900	(189,937)

Net financial income (expense)	(404,594)	(52,489)	(112,070)	1,041	454,900	(113,212)

Loss before taxes	(1,137,471)	(1,268,589)	(476,298)	(247,065)	2,310,295	(819,128)

Income taxes	—	—	—	(3,332)	3,003	(329)

Net (loss) income in accordance with Norwegian GAAP	(1,137,471)	(1,268,589)	(476,298)	(250,397)	2,313,298	(819,457)

Net (loss) income in accordance with U.S. GAAP	(1,137,471)	(1,266,758)	(476,298)	(250,397)	2,313,298	(817,626)

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

		Parent	Subsidiary	Non-Guarantor	Elimination	Consolidated
	Issuer	Guarantor	Guarantor	Subsidiaries	Entries	Totals

				Ocean Rig 3 AS
				and
				Ocean Rig 4 AS
			Ocean Rig 1 AS	and other
	Ocean Rig	Ocean Rig	and	non-guarantor		Ocean Rig ASA and
	Norway AS	ASA	Ocean Rig 2 AS	subsidiaries		Subsidiaries

	NOK	NOK	NOK	NOK	NOK	NOK
	(amounts in thousands)
Operating revenues	76,187	76,187	367,319	265,237	(250,599)	534,331
Operating expenses:
Salaries and other personnel expenses	—	20,005	50,558	95,633	(1,861)	164,335
Other operating and administrative expenses	76,178	58,971	295,588	186,722	(228,791)	388,668
Depreciation and amortization and asset impairment losses	—	6,646	136,250	1,060	16,630	160,586
Equity in investee losses	187,041	(42,187)	—	—	(144,854)	—

Total operating expenses	263,219	43,435	482,396	283,415	(358,876)	713,589

Operating loss	(187,032)	(32,752)	(115,077)	(18,178)	108,277	(179,258)

Interest and other financial income	798,117	80,011	228,057	13,684	(133,506)	986,363
Interest and other financial expenses	(533,842)	(162,182)	(320,090)	(16,835)	434,994	(597,955)

Net financial income (expense)	264,275	(82,171)	(92,033)	(3,151)	301,488	388,408

Loss before taxes	77,243	(49,419)	(207,110)	(21,329)	409,765	209,150

Income taxes	—	—	—	950	(972)	(22)

Net (loss) income in accordance with Norwegian GAAP	77,243	(49,419)	(207,110)	(20,379)	408,793	209,128

Net (loss) income in accordance with U.S. GAAP	77,243	(22,925)	(207,110)	(20,379)	408,793	235,622

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2001

		Parent	Subsidiary	Non-Guarantor	Elimination	Consolidated
	Issuer	Guarantors	Guarantors	Subsidiaries	Entries	Totals

				OR 3 AS,
				OR 4 AS
				and
			Ocean Rig 1 AS	other
	Ocean Rig	Ocean Rig	and	non-guarantor		Ocean Rig ASA and
	Norway AS	ASA	Or 2 AS	Subsidiaries		subsidiaries

	NOK	NOK	NOK	NOK	NOK	NOK
	(Amounts in thousands)
ASSETS
Construction-in-progress	—	—	3,052,131	359,137	555,229	3,966,497
Machinery and equipment	—	311	3,018,298	1,896	585,067	3,605,542
Long term receivables and other assets	56,053	51,772	19,163	4,309	—	131,297
Intercompany loan receivable	5,630,206	267,578	180,319	23,718	(6,101,821)	—
Investment at equity	—	2,398,049	—	—	(2,398,049)	—

Total non-current assets	5,686,259	2,717,710	6,269,911	389,060	(7,359,604)	7,703,336

Other current assets	—	3,091	49,682	8,550	—	61,323
Restricted cash	—	6,219	245,030	2,245	—	253,494
Cash and cash equivalents	134	133,362	28,420	8,289	—	170,205

Total current assets	134	142,672	323,132	19,084	—	485,022

Total assets	5,686,393	2,860,382	6,593,043	408,144	(7,359,604)	8,188,358

LIABILITIES AND SHAREHOLDERS’ EQUITY
Share capital	2,239,907	1,682,316	256,600	1,113	(2,497,620)	1,682,316
Other equity	(145,153)	(27,886)	(359,343)	(297,074)	1,950,428	1,120,972

Total shareholders’ equity	2,094,754	1,654,430	(102,743)	(295,961)	(547,192)	2,803,288

Pension liabilities	—	1,088	—	—	—	1,088
Intercompany loan payable	—	51	5,712,324	690,399	(6,402,774)	—
Convertible loans	—	1,052,500	—	—	—	1,052,500
Long-term debt	3,158,750	—	848,359	1,032	(1,032)	4,007,109
Accumulated losses of unconsolidated losses in excess of investment	408,606	—	—	—	(408,606)	—

Total long-term liabilities	3,567,356	1,053,639	6,560,683	691,431	(6,812,412)	5,060,697

Accounts payable	—	6,334	78,880	4,338	—	89,552
Other current liabilities	24,283	145,979	56,223	8,336	—	234,821

Total current liabilities	24,283	152,313	135,103	12,674	—	324,373

Total liabilities and shareholders’ equity in accordance with Norwegian GAAP	5,686,393	2,860,382	6,593,043	408,144	(7,359,604)	8,188,358

Shareholders’ equity in accordance with U.S. GAAP	2,094,754	1,654,437	(102,743)	(295,961)	(547,192)	2,803,295

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002

		Parent	Subsidiary	Non-Guarantor	Elimination	Consolidated
	Issuer	Guarantor	Guarantor	Subsidiaries	Entries	Totals

				Ocean Rig 3 AS
				and
				Ocean Rig 4 AS
			Ocean Rig 1 AS	And other
	Ocean Rig	Ocean Rig	and	non-guarantor		Ocean Rig ASA and
	Norway AS	ASA	Ocean Rig 2 AS	subsidiaries		Subsidiaries

	NOK	NOK	NOK	NOK	NOK	NOK
	(amounts in thousands)
ASSETS
Machinery and equipment	—	78,601	7,075,927	2,399	1,398,798	8,555,725
Long-term receivables and other assets	47,305	30,641	8,421	7,553	—	93,920
Intercompany loan receivable	5,931,657	14,093	69,530	22,273	(6,037,553)	—
Investment at equity	174,353	3,965,124	—	—	(4,139,477)	—

Total non-current assets	6,153,315	4,088,459	7,153,878	32,225	(8,778,232)	8,649,645

Other current assets	—	6,110	80,188	34,454	(442)	120,310
Restricted cash	—	1,275	3,700	3,652	—	8,627
Cash and cash equivalents	106	83,196	39,060	14,984	—	137,346

Total current assets	106	90,581	122,948	53,090	(442)	266,283

Total assets	6,153,421	4,179,040	7,276,826	85,315	(8,778,674)	8,915,928

Share capital	2,699,651	492,887	504,100	1,105	(3,204,856)	492,887
Other equity	997,234	2,539,568	(25,714)	(317,484)	771,549	3,965,153

Total shareholders’ equity	3,696,885	3,032,455	478,386	(316,379)	(2,433,307)	4,458,040

Pension liabilities	—	591	—	—	—	591
Intercompany loans payable	—	5,691	5,979,545	359,633	(6,344,869)
Notes and loans, convertible debt	2,438,100	996,143	667,393	60	(59)	4,101,637
Accumulated losses of unconsolidated losses in excess of investment	—	—	—	—	—	—

Total long-term liabilities	2,438,100	1,002,425	6,646,938	359,693	(6,344,928)	4,102,228

Commitments and contingencies
Accounts payable	—	5,908	44,306	8,985	—	59,199
Short term loan	—	84,322	—	—		84,322
Other current liabilities	18,436	53,930	107,196	33,016	(439)	212,139

Total current liabilities	18,436	144,160	151,502	42,001	(439)	355,660

Total liabilities and shareholders’ equity in accordance with Norwegian GAAP	6,153,421	4,179,040	7,276,826	85,315	(8,778,674)	8,915,928

Shareholders’ equity in accordance with U.S. GAAP	3,696,885	3,058,887	478,386	(316,379)	(2,433,307)	4,484,472

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2000

		Parent	Subsidiary	Non-Guarantor	Elimination	Consolidated
	Issuer	Guarantor	Guarantor	Subsidiaries	Entries	Totals

				Ocean Rig 3 AS
				and
				Ocean Rig 4 AS
			Ocean Rig 1 AS	and other
	Ocean Rig	Ocean Rig	and	non-guarantor		Ocean Rig ASA and
	Norway AS	ASA	Ocean Rig 2 AS	subsidiaries		Subsidiaries

	NOK	NOK	NOK	NOK	NOK	NOK
	(amounts in thousands)
Cash Flows From Operating Activities:
Net loss	(663,344)	(664,322)	(36,282)	(26,389)	1,060,404	(329,934)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Equity in investee losses	69,944	657,284	—	—	(727,231)	—
Depreciation and amortization	8,745	1,341	—	2,903	1,833	14,822
Asset impairment write-down
Net unrealized foreign exchange loss	280,278	(5,603)	(1,785)	(211)	877	273,556
Changes in operating assets and liabilities:
Other current assets	(1)	(3,049)	(3,777)	(210)	(889)	(372)
Accounts payable	—	(5,281)	26,159	(42)	1,548	22,384
Other liabilities	375	4,960	(62)	48	(15,214)	(9,893)

Net cash (used in) provided by operating activities	(304,003)	(14,667)	(8,193)	(23,901)	(321,328)	(29,437)

Cash Flows From Investing Activities:
Payments related to building contracts and machinery and equipment	—	—	(921,352)	(1,805)	(309,099)	(1,232,256)
Change in restricted cash	1,371	(10,503)	484,570	(220)	—	475,218
Net change in long-term receivables and intercompany balances	(396,470)	(789,553)	449,118	49,122	687,772	(11)

Net cash provided by (used in) investing activities	(395,099)	(800,056)	12,336	47,097	378,673	(757,049)

Cash Flows from Financing Activities:
Proceeds from the issuance common shares	700,000	337,528	—	—	(700,000)	337,528
Net proceeds from issuance of long term debt	—	480,171	—	—	—	480,171

Net cash provided by financing activities	700,000	817,699	—	—	(700,000)	817,699

Effect of exchange rate changes in cash	72	4,772	1,785	73	—	6,702

Net increase in cash during the year	970	7,748	5,928	23,269	—	37,915
Cash and cash equivalents at beginning of year	2,487	534,147	19,483	19,686	—	578,803

Cash and cash equivalents at end of year	3,457	541,895	25,411	42,955	—	613,718

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

		Parent	Subsidiary	Non-Guarantor	Elimination	Consolidated
	Issuer	Guarantor	Guarantor	Subsidiaries	Entries	Totals

				Ocean Rig 3 AS
				and
				Ocean Rig 4 AS
			Ocean Rig 1 AS	and
	Ocean Rig	Ocean Rig	and	non-guarantor		Ocean Rig ASA and
	Norway AS	ASA	Ocean Rig 2 AS	subsidiaries		Subsidiaries

	NOK	NOK	NOK	NOK	NOK	NOK

	(amounts in thousands)
Cash Flows From Operating Activities:
Net loss	(1,137,471)	(1,268,589)	(476,298)	(250,397)	2,313,298	(819,457)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Equity in investee losses	732,802	830,509	—	—	(1,563,311)	—
Depreciation and amortization	8,746	302,422	31,279	242,578	(298,023)	287,002
Asset impairment write-down	—	—	—	—	—	—
Net unrealized foreign exchange loss	78,399	(423)	(24,134)	160	2,700	56,702
Changes in operating assets and liabilities:
Other current assets	—	1,813	(49,675)	8,925	(5,632)	(44,569)
Accounts payable	—	(995)	44,287	1,193	5,633	50,118
Other liabilities	(4,579)	112,395	(38,431)	(370)	(7,705)	61,310

Net cash (used in) provided by operating activities	(322,103)	(22,868)	(512,972)	2,089	446,960	(408,894)

Cash Flows From Investing Activities:
Payments related to building contracts and machinery and equipment	—	94	(1,122,641)	300	(441,751)	(1,563,998)
Change in restricted cash	254	5,434	(222,212)	(1,011)	—	(217,535)
Investment in subsidiaries	(513,000)	(1,512,094)	—	—	2,025,094	—
Net change in long-term receivables and intercompany balances	(680,240)	145,854	562,951	(36,373)	3,549	(4,259)

Net cash provided by (used in) investing activities	(1,192,986)	(1,360,712)	(781,902)	(37,084)	1,586,892	(1,785,792)

Cash Flows from Financing Activities:
Proceeds from the issuance common shares	1,511,765	444,711	513,000	329	(2,025,094)	444,711
Net proceeds from issuance of long term debt	—	521,344	794,110	—	—	1,315,454

Net cash provided by financing activities	1,511,765	966,055	1,307,110	329	(2,025,094)	1,760,165

Effect of exchange rate changes in cash	1	234	(9,227)	—	—	(8,992)

Net increase in cash during the year	(3,323)	(417,291)	3,009	(34,666)	8,758	(443,513)
Cash and cash equivalents at beginning of year	3,457	541,895	25,411	42,955	—	613,718

Cash and cash equivalents at end of year	134	124,604	28,420	8,289	8,758	170,205

OCEAN RIG ASA AND SUBSIDIARIES

Notes To Financial Statements — (Continued)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

		Parent	Subsidiary	Non-Guarantor	Elimination	Consolidated
	Issuer	Guarantor	Guarantor	Subsidiaries	Entries	Totals

				Ocean Rig 3 AS
				and
				Ocean Rig 4 AS
			Ocean Rig 1 AS	and
	Ocean Rig	Ocean Rig	and	non-guarantor		Ocean Rig ASA and
	Norway AS	ASA	Ocean Rig 2 AS	subsidiaries		Subsidiaries

	NOK	NOK	NOK	NOK	NOK	NOK

	(amounts in thousands)
Cash Flows From Operating Activities:
Net income / (loss)	77,243	(49,419)	(207,110)	(21,329)	409,743	209,128
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Equity in investee losses	187,041	(42,187)	—	—	(144,854)	—
Depreciation and amortization	8,748	86,275	204,428	1,060	16,630	317,141
Gain / loss from sale of assets	—	—	—	(18,007)	20,258	2,251
Net unrealized foreign exchange gain / loss	(720,646)	(756)	(183,156)	730	282,415	(621,413)
Changes in operating assets and liabilities:
Other current assets	—	(3,019)	(25,090)	(29,933)	(945)	(58,987)
Accounts payable	—	(426)	(34,574)	4,647	—	(30,353)
Other liabilities	(5,847)	(92,545)	20,391	24,637	94,880	41,516

Net cash (used in) provided by operating activities	(453,461)	(102,077)	(225,111)	(38,195)	678,127	(140,717)

Cash Flows From Investing Activities:
Payments related to building contracts and machinery and equipment	—	(78,572)	(1,448,848)	1,735	(376,999)	(1,906,154)
Change in restricted cash	—	4,944	241,329	1,406	—	244,867
Sale of fixed assets				377,313	17	377,330
Net change in long-term receivables and intercompany balances	(1,071,451)	(1,275,377)	685,729	(329,277)	1,993,743	3,367

Net cash provided by (used in) investing activities	(1,071,451)	(1,349,005)	(521,790)	44,895	1,616,761	(1,280,590)

Cash Flows from Financing Activities:
Proceeds from the issuance common shares	1,524,888	831,484	770,000	—	(2,294,888)	831,484

Proceeds from issuance of long term debt	—	578,453	(12,355)	—	—	566,098

Net cash provided by financing activities	—	1,409,937	757,645	—	(2,294,888)	1,397,582

Effect of exchange rate changes in cash	(4)	(9,021)	(105)	(4)	—	(9,134)

Net increase in cash during the year	(28)	(50,166)	10,639	6,696	—	(32,859)
Cash and cash equivalents at beginning of year	134	133,362	28,421	8,288	—	170,205

Cash and cash equivalents at end of year	106	83,196	39,060	14,984	—	137,346

ITEM 19. EXHIBITS

Exhibit
Number	Description

1.1	Articles of association of the Company (incorporated by reference to Exhibits 3.1, 3.2, 3.3 and 3.4 to our registration statement on Form F-4 (Registration Statement No. 333-9110)).

2.1	Undertaking to furnish a copy of the instruments relating to our (1) 13% subordinated convertible bonds due 2005 and (2) 11% subordinated convertible bonds due 2005.

2.2	Indenture, dated May 27, 1998, among Ocean Rig Norway AS, Ocean Rig ASA, Ocean Rig 1 AS, Ocean Rig 2 AS and the Chase Manhattan Bank (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-4).

2.3	Form of Note for 101/4% senior secured notes due 2008 (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-4).

8.1	Significant subsidiaries (please see Item 4, “Information on our Company—Organizational Structure” of this Form 20-F).

12.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Senior Vice-President, Accounting Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ocean Rig ASA

/s/ Kai Solberg-Hansen Kai Solberg-Hansen CEO

June 28, 2003 Date

CERTIFICATIONS

I, Kai Solberg-Hansen, certify that:

1.     I have reviewed this annual report on Form 20-F of Ocean Rig ASA;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 28, 2003

/s/ Kai Solberg-Hansen
Kai Solberg-Hansen
Chief Executive Officer

CERTIFICATIONS

I, Erling Meinich-Bache, certify that:

1.     I have reviewed this annual report on Form 20-F of Ocean Rig ASA;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 28, 2003

/s/ Erling Meinich-Bache
Erling Meinich-Bache

Senior Vice President, Accounting