Form 20-F/A
period 2002-12-31
OCEAN RIG ASA
filed 2004-03-30
CIK 1065952

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 20-F/A
                                (Amendment No. 1)

      (Mark One)
         |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

              |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002
                                       OR

            |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                        Commission file number: 333-9110

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

Number of outstanding shares of each of the Registrant's classes of capital or common stock as of December 31, 2002, the close of the period covered by the annual report:

Common shares par value NOK 1 per share . . . . . . . . . .. . . . . 492,886,851

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes |X| No |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 |_| Item 18 |X|

                                TABLE OF CONTENTS


                                                                         Page

Notice Regarding Forward-Looking Statements...............................ii

Explanatory Note.........................................................iii

ITEM 3.   KEY INFORMATION..................................................1

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................13

ITEM 15.  CONTROLS AND PROCEDURES.........................................26

ITEM 18.  FINANCIAL STATEMENTS............................................27

ITEM 19.  EXHIBITS.....................................................77-82

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

     Forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions. Such forward-looking statements are related to future events and the future financial performance of our company, and involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of our company or of the industry to be materially different from any results, performance or achievements projected or implied by such forward-looking statements. These statements are contained in
Item 4, "Information on our Company" and Item 5, "Operating and Financial Review and Prospects," and other sections of this annual report.

     Forward-looking statements in this annual report include, among others, expectations regarding the following:

     o    our results of operations and financial conditions in the future;

     o    the prospects for the offshore drilling industry;

     o our ability to generate sufficient cash-flow to meet our debt service requirements;

     o our ability to retain existing contracts and secure future drilling contracts for our rigs at attractive dayrates;

     o    future competition; and

     o    our ability to develop our operations in accordance with our plans.

     Due to such uncertainties and risks, you should not place undue reliance on the forward-looking statements included in this annual report. We do not undertake to update our forward-looking statements or risk factors to reflect future events or circumstances.

                              --------------------

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

                                EXPLANATORY NOTE

     The purpose of this Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 and originally filed with the Securities and Exchange Commission on June 30, 2003, is to amend and restate "Item 18 - Financial Statements" contained in our Annual Report on Form 20-F.

     The financial statements have been restated to correct an unintentional error in the company's 2002 financial accounts. Instead of Norwegian kroner, Canadian dollars were used as the functional currency of the Canadian branch of Ocean Rig 2 AS, effecting the currency translation of the historical cost of approximately one third of the book value of the drilling rig "Eirik Raude". As a further consequence of the application of a different functional currency of the branch, the interest and other financial expenses for 2002 was reduced by a reversal of a recorded unrealized currency expense.

     "Item 3 - Selected Financial Data" and "Item 5 - Operating and Financial Review" have also been revised with respect to these restatements where relevant.

     The restatement to correct this unintentional error was recommended by the board of directors, based on a review of the company's accounting policies and their application. The audit report of PriceWaterhouseCoopers, our former independent auditors, has been reissued in connection with the filing of this Form 20-F/A.

     In addition, "Item 19 - Exhibits" had been revised to include certain currently dated certifications of our chief executive officer and principal financial officer, and "Item 15 - Controls and Procedures" has been revised to take into account certain corrective actions with respect to our internal controls taken subsequent to the filing of our annual report on Form 20-F in relation to certain matters identified by PricewaterhouseCoopers in March 2004 during the course of their audit of the restated financial information.

     In accordance with Rule 12b-15 promulgated pursuant to the Securities Exchange Act of 1934, as amended, this Form 20-F/A includes the complete text of Items 3, 5, 15, 18 and 19, as amended. However, other than the amendments described above, no changes have been made to these or any other Items as originally filed. This Form 20-F/A continues to speak as of the date of the original filing and does not, and does not purport to, amend, update or restate (other than as described above) the information contained in the Form 20-F filed on June 30, 2003 or, other than the disclosure set forth in Item 15, reflect any events that have occurred after such Form 20-F was filed.

     Please see Item 15 and footnote 29 to the financial statement for further description of the effect of the unintentional error.

PART I

ITEM 3. KEY INFORMATION

     In this annual report on Form 20-F, where we refer to "Ocean Rig," "we," "us," "our" and similar words, we mean Ocean Rig ASA and its subsidiaries as a group. When we refer to Ocean Rig ASA or any of its subsidiaries individually, we use the full name of that entity.

A.   SELECTED FINANCIAL DATA

     The following table presents selected consolidated financial information for Ocean Rig ASA and its consolidated subsidiaries. This information has been derived from, and should be read in conjunction with, our consolidated financial statements, as restated in this Form 20-F/A. Our consolidated financial statements have been audited by PricewaterhouseCoopers DA, independent accountants, as stated in their report, which also contains an explanatory paragraph discussing our ability to continue as a going concern. See Note 26 to the financial statements included in Item 18 of this annual report.

     Our consolidated financial statements as of December 31, 1998, 1999, 2000 , 2001 and 2002 and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 have been prepared in accordance with generally accepted accounting principles in Norway, or Norwegian GAAP. For a discussion of certain differences between Norwegian GAAP and U.S. GAAP, see Note 27 to the financial statements included in Item 18. The data set forth below should be read in conjunction with
Item 5, "Operating and Financial Review and Prospects".

     Since our inception in 1996, our activities have been primarily directed at the development and marketing of our drilling rigs, and we did not commence earning any revenues from our planned principal operations, namely the operation and management of our rigs, until 2002.

                                                     YEAR ENDED DECEMBER 31,
                                  --------------------------------------------------------------
                                    1998       1999      2000     2001        2002        2002
                                                                          AS RESTATED AS RESTATED
                                  --------- --------- --------- --------  ----------- -----------
                                    NOK        NOK       NOK       NOK         NOK       USD (1)
                                      (AMOUNTS IN THOUSANDS, EXCEPT FOR PER-SHARE INFORMATION)
NORWEGIAN GAAP
INCOME STATEMENT DATA:
  Operating revenues               20,088    15,762    13,749    10,538    534,331      77,021
  Operating expenses:
    Salaries and other
      personnel expenses           22,886    29,841    45,479   110,285    164,335      23,688
    Other operating and
      administrative expenses      66,228    84,253   127,251   350,998    388,668      56,024
    Depreciation, amortization
      and asset impairment
      write down                   90,289     2,211     3,821   255,171    160,586      23,148
                                  --------- --------- -------- ---------  ---------  ----------
Total operating expenses          179,403   116,305   176,551   716,454    713,589     102,860
                                  --------- --------- -------- ---------  ---------  ----------

Operating loss                   (159,315) (100,633) (162,802) (705,916)  (179,258)    (25,839)
                                  --------- --------- -------- ---------  ---------  ----------

Net financial income (expense)     50,560   (17,409) (166,912) (113,212)   685,323      98,785
                                  --------- --------- -------- ---------  ---------  ----------

Net (loss) income                (108,797) (118,249) (329,934) (819,457)   506,043      72,943
                                 ========= =========  ======== =========  =========  ==========
Basic earnings (loss) per share
(2), (7)                            (8.98)    (6.58)    (8.14)   (15.84)      2.65        0.38

Diluted earnings (loss) per
share (2), (7)                      (8.98)    (6.58)    (8.14)   (15.84)      1.86        0.27


                                             AS OF, OR FOR THE YEAR ENDED DECEMBER 31,
                                  -----------------------------------------------------------------
                                      1998       1999      2000     2001        2002        2002
                                                                            AS RESTATED AS RESTATED
                                  ----------- --------- -------- ---------  ----------  -----------
                                      NOK        NOK       NOK       NOK        NOK        USD (1)
                                                        (AMOUNTS IN THOUSANDS)
 BALANCE SHEET DATA:
   Cash and cash
     equivalents                  320,597     575,803    613,718    170,205    137,346     19,798
   Total assets                 5,345,220   6,046,118  6,869,791  8,188,358  9,194,604  1,325,348
   Total liabilities            2,724,458   2,878,216  3,694,385  5,385,070  4,457,887    642,579
   Capital stock                  363,306   1,066,902  1,333,659  1,682,316    492,887     71,047
   Total shareholders'
     equity                     2,620,762   3,167,902  3,175,406  2,803,288  4,736,717    682,770

 OTHER FINANCIAL DATA:
   Capital expenditures
     (rig investments)          1,752,558   2,614,863  1,230,451  1,563,195  1,903,093    274,320
   EBITDA (3)                     (69,026)    (98,422)  (158,981)  (450,745)   (18,672)    (2,691)
   Number of shares
     outstanding (4), (5), (7)    363,306      35,563     44,455     56,077    492,887    492,887
   Dividends declared (6)             -           -          -          -         -           -

   US GAAP:
   Net (loss) income             (158,327)   (118,741)  (331,827)  (817,626)   532,537     76,762
   Total shareholders' equity   2,621,254   3,175,595  3,175,595  2,803,295  4,763,149    686,580

---------------------
(1) Translation of amounts from Norwegian kroner (NOK) to United States dollars ($) has been made for the convenience of the reader using the noon buying rate as of December 31, 2002 of $1.00 = NOK 6.9375.

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




(5)  In February 2002, the nominal value of our shares was written down from NOK
     30.0 per share to NOK 1.0 per share.
(6)  No dividends were paid on our shares during these periods.
(7) In May 2003 the Company's General Meeting approved a reverse share split of 10:1 effective as of May 21, 2003. All EPS calculations will be restated in future periods.



     Presented below is the Company's EBITDA, defined as earnings prior to deductions for net financial items (interest), taxes, depreciation and amortization. The EBITDA figures are not intended to represent cash flows from operations as defined by Norwegian GAAP, and should not be considered an alternative to net income, as an indicator of the Company's operating performance or to cash flows from operations as a measure of liquidity. The EBITDA figures should only be used as information relating to the Company's operating activities and should be read in conjunction with comparable GAAP financial information of the Company located in the Company's financial statements and notes thereto. The Company frequently uses the EBITDA figures to measure operating results from operations before depreciation, interest items and taxes. The Company believes the EBITDA figures provide a good measure to better understand the operating results from the variable activities directly related to operations of the rigs such as utilization and operating regularity of the rigs as well as income rate and operating cost situations.

     2002 was the first year the Company had income from rig operating activities with Leiv Eiriksson in operation for ten months and Eirik Raude in operations for the last two months of the year. Operating results for 2002 are therefore not directly comparable to operating results in previous years.

EBITDA reconciliation:


                                                         YEAR ENDED DECEMBER 31,
                                  --------------------------------------------------------------------
                                      1998       1999       2000      2001        2002         2002
                                                                              AS RESTATED   AS RESTATED
                                  ----------- --------- ---------- ---------- ------------  -----------
                                      NOK        NOK       NOK       NOK          NOK           USD
                                                        (AMOUNTS IN THOUSANDS)

EBITDA                             (69,026)   (98,422)  (158,981)  (450,745)    (18,672)      (2,691)
Depreciation,
 amortization and asset
 impairment write-down             (90,289)    (2,211)    (3,821)  (255,171)   (160,586)     (23,148)

Net financial income (loss)         50,560    (17,409)  (166,912)  (133,212)    685,323       98,785
Taxes                                  (42)      (207)      (220)      (329)        (22)          (3)
                                  ----------- --------- ---------- ---------- ------------   ---------
Net income (loss)                 (108,797)  (118,249)  (329,934)  (819,457)    506,043       72,943
                                  =========== ========= ========== ========== ============   =========



EXCHANGE RATE INFORMATION

     We publish our financial statements in Norwegian kroner ("kroner" or "NOK"). In this annual report, references to "dollars," " USD" or "$" are to United States dollars. For the convenience of the reader, this annual report contains translations of certain kroner amounts into dollars at specified rates. These translations should not be construed as representations that the kroner amounts actually represent such dollar amounts or could be converted into dollars at those rates. Unless otherwise stated, the translations of kroner into dollars have been made at the rate of $1.00 = NOK 6.9375 , which was the noon buying rate in the City of New York for cable transfers in Norwegian kroner as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002.

     The table below sets out the average exchange rate between the kroner and the U.S. dollar for each of the last five calendar years. The following exchange rates have been calculated using the average of the noon buying rates during each of the past five annual periods.

                                  KRONER PER DOLLAR
                 ----------------------------------------------------
YEAR                 HIGH         LOW     END OF PERIOD    AVERAGE(1)
----             ----------------------------------------------------
2002                 9.11         6.94         6.94         7.93
2001                 9.45         8.54         8.97         9.03
2000                 9.59         7.93         8.80         8.83
1999                 8.10         7.40         8.01         7.84
1998                 7.81         7.38         7.58         7.56

(1)The average of the noon buying rates on the last business day of each month during the relevant period.

     The table below sets out the highest and lowest exchange rate between the kroner and the U.S. dollar for each of the six months preceding the filing of this annual report and for the current month to June 13, 2003:

                                            KRONER PER DOLLAR
          -----------------------------------------------------------
          PERIOD                             HIGH           LOW
          -----------------------------------------------------------
          December 2002.............         7.31          6.94
          January 2003..............         7.00          6.83
          February 2003.............         7.20          6.87
          March 2003................         7.46          7.06
          April 2003................         7.32          7.00
          May 2003..................         7.03          6.68
          June 2003 (through June 20, 2003). 7.04          6.72

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

     We are substantially leveraged. As of December 31, 2002, we have USD 591 million outstanding in aggregate principal amount of indebtedness (including the 10 1/4% senior secured 1998 Notes issued by Ocean Rig Norway in 1998 (the "Notes"), the floating rate senior secured 1998 Loans incurred by Ocean Rig Norway in 1998 (the "1998 Loans"), the Convertible Bonds issued by Ocean Rig ASA in 2000, the Fortis Facility incurred by Ocean Rig 2 AS in 2002 (the "Fortis Facility" or the "2002 Loans"), the USD Short Term Loan issued in 2002 and the Mandatory Convertible Bonds issued by Ocean Rig ASA in 2002). Although the agreements governing our indebtedness limit the incurrence of additional indebtedness, under certain circumstances the amount of permitted additional indebtedness could be substantial. Our high degree of leverage could have important negative consequences for holders of our shares and bonds, including the possibility that:

o we may be unable to obtain additional financing in the future for working capital, capital expenditures, acquisitions, debt service requirements, general corporate purposes or other purposes,

o we may be required to use a substantial portion of our cash flow from operations to pay principal of and interest on our indebtedness, thereby reducing the funds available for other purposes, including our operations, marketing activities, future business opportunities and outfitting or construction of additional rigs,

o while the cash flow from our drilling rigs may be adequate to service the obligations under the Notes, the 1998 Loans and the Fortis Facility, any residual cash flow might not be available for servicing the remaining debt obligations, including the Convertible Bonds and the USD Short Term Loan, or for repayment of this loan scheduled for August 2003.

o we may not have the flexibility to adjust to changing market conditions or the ability to withstand competitive pressures as a result of our leveraged position and the covenants contained in our debt instruments, thus putting the Company at a competitive disadvantage,

o we may be more vulnerable to a downturn in general economic conditions or in our business, or

o Ocean Rig's management's discretion with respect to certain business decisions may be restricted by covenants contained in the documents governing its indebtedness.

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

     Ocean Rig's ability to meet its obligations under its indebtedness will depend on its ability to consistently secure drilling contracts for its rigs at sufficiently high day rates. Although we currently have secured drilling contracts for our two drilling rigs Leiv Eiriksson and Eirik Raude, neither contract is a long-term contract and we cannot guarantee that we will be able to obtain additional contracts for either rig upon the expiration or termination of the existing arrangements. If Ocean Rig cannot obtain attractive, long-term contracts, we may be forced to enter into short-term contracts at unattractive day rates or to place the rigs in storage until acceptable contracts can be obtained. Even if we do obtain acceptable contracts, we may encounter unforeseen technical or other problems or a need for additional modifications or repairs during the initial operating period of the rigs, which may prevent us from receiving the full day rate or earning bonuses until we are able to correct any such problems or make the necessary modifications. In addition, as recently occurred with Eirik Raude, there may be periods in between contracts in which we are not receiving dayrates for one or both of our rigs.

     Our ability to obtain long- or short-term drilling contracts will be affected by conditions in the offshore petroleum industry, which can rapidly change as a result of:

o    political conditions in oil-producing regions,

o the inability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls,

o    actions of governmental authorities,

o    fluctuating levels of consumer demand,

o    weather conditions, and

o    overall economic conditions.

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

     Our customers could terminate or seek to renegotiate drilling contracts for a variety of specific reasons relating to each individual contract including the following, which are largely beyond our direct control:

o the rigs may not function in accordance with their specifications or the needs of the customer,

o the rigs may be damaged or destroyed by adverse weather, accidents or other force majeure events, or

o operation of the rigs may be interrupted as a result of breakdown, unseaworthiness, and failure in construction or other mechanical or technical failures.

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

     We generally expects to be able to obtain contractual indemnification pursuant to which our customers would agree to protect and indemnify Ocean Rig to some degree from liability for reservoir, pollution and environmental damages. Nonetheless, we cannot guarantee that we will be able to obtain full indemnities in all of our contracts, that the level of indemnification we can obtain will be meaningful, that the indemnification provisions will be enforceable or that our customers will be financially able to comply with their indemnity obligations. We will always, to some extent, be exposed to potential liabilities relating to oil and other types of pollution. Although we intend to seek to obtain adequate coverage under our liability insurance and also to limit our exposure in its agreements with our customers there can be no assurance that such attempts to limit, reduce or offset such liability will be sufficient.

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

WE MAY BE UNABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS IN CONNECTION WITH THE OPERATION AND MAINTENANCE OF OUR RIGS.

     Our future capital requirements and level of expenses will depend on numerous factors, including, among other things, the timing and terms on which drilling contracts can be negotiated, the amount of cash generated from operations, the level of demand for our services and general industry conditions. In the event that our existing resources and other committed funding are insufficient to fund our operating and maintenance activities, we may need to raise additional funds through public offerings or private placements of debt or equity securities. We cannot guarantee that we will be able to obtain additional financing at all or on terms acceptable to Ocean Rig. If adequate funds are not available, we may have to reduce expenditures for investments in new projects, which could hinder the company's growth and prevent us from realizing potential revenues from prior investments.

WE MAY BE UNABLE TO COMPETE SUCCESSFULLY WITH OTHER COMPANIES IN THE OFFSHORE DRILLING INDUSTRY, MANY OF WHICH HAVE SUPERIOR RESOURCES, NAME RECOGNITION AND EXPERIENCE.

     The number of participants in the contract offshore drilling industry is small and primarily consists of a few large, experienced contractors that have greater financial resources than us. Since we are a new participant in this field and have no operating history, we may not be able to compete in the industry successfully. In addition, because of the relatively small size of our company, we will not be able to take advantage of economies of scale to the same extent as our larger competitors. In light of the high capital requirements inherent in the offshore drilling industry, we also may be unable to make future investments in new technologies or fleet expansion necessary for us to succeed in this industry, while our larger competitors' superior financial resources may enable them to respond more rapidly to changing market demands.

     The offshore contract drilling industry has historically been highly competitive and cyclical, and a sustained period of low oil and gas prices, deterioration in the economic conditions in a major industrialized or developing region or a general downturn in the world's industrialized economies could curtail spending by oil and gas companies and, as a result, lower demand for offshore contract drilling services. Therefore, we cannot predict whether market conditions will be favorable for our rigs when they become available. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we have. As a result, our competitors may be better able to withstand cyclical fluctuations in demand for offshore drilling and production and related services and better positioned to compete for existing demand for such services.

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

WE MAY LOOSE KEY PERSONNEL OR BE UNABLE TO SECURE THE SERVICES OF A SUFFICIENT NUMBER OF QUALIFIED WORKERS FOR THE OPERATION OF OUR RIGS.

     Our success depends to a large extent upon the continued services of our senior management and upon our ability to attract and retain key operating personnel. The loss of the services of any such employee could have a negative effect on Ocean Rig. We do not maintain "key man" insurance with respect to these individuals. While our success depends in part upon these personnel, we believe that there are other qualified managers in the offshore drilling industry. However, we cannot guarantee that we would be able to engage qualified managers and, if we were, on what terms.

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

OUR OPERATIONS WILL BE SUBJECT TO A NUMBER OF RISKS THAT ARE INHERENT IN DOING BUSINESS ABROAD.

     We expects to derive all or a substantial portion of our revenues from the operation of our rigs outside such known jurisdictions as Norway, Canada and the United States, in locations including offshore Brazil and/or West Africa, and are in fact currently operating our first rig offshore Angola. As a result, we will likely be subject to certain political, economic and other risks inherent in doing business abroad, including the risk of war and civil disturbances, expropriation and the general hazards associated with assertions of national sovereignty over areas in which our rigs will operate. Our operations abroad may face the additional risks of fluctuating currency values, hard currency shortages, controls of currency exchange and repatriation of income or capital, as well as liabilities related to taxes and import duties.

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

     The amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production for oil and gas for political, economic or other reasons could harm our business, operating results or financial condition. We cannot predict the extent to which our future cash flow and earnings may be affected by mandatory compliance with any such new legislation or regulations. The construction and operation of our rigs will require certain governmental approvals, the number and requirements of which cannot be determined until we identifiy the jurisdictions in which Ocean Rig will operate. Depending on the jurisdiction, these approvals may involve public hearings and costly undertakings on our part. We cannot guarantee that we will obtain such approvals or that such approvals will be obtained in a timely manner. If we fail to secure needed approvals or permits within certain time limits, our customers may have the right to terminate drilling contracts, or they may seek to renegotiate their contracts to Ocean Rig's detriment.

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


CERTAIN LIENS COULD SUPERCEDE OUR LENDERS' MORTGAGES ON LEIV EIRIKSSON AND EIRIK RAUDE.

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

     Rig mortgages are generally subordinate to certain maritime liens that arise by operation of law. The priority that such mortgages would have against the claims of other lien creditors in an enforcement proceeding is generally determined by, and will vary in accordance with, the laws of the country where the proceeding is brought. Relevant Bahamian law provides that the following liens and claims take priority over rig mortgages registered in the Bahamas and no other claim takes priority over such mortgages: (1) any sum awarded by a court as costs arising out of any proceedings in respect of the arrest of a rig or the subsequent sale thereof; (2) wages and other sums due to the master, officers and other members of the rig's complement in respect of their employment on the rig; (3) port, canal and other waterway dues and any outstanding fees payable under the Bahamian Merchant Shipping Act in respect of the rig; (4) claims against the owner in respect of loss of life or personal injury occurring, whether on land or on water, in direct connection with the operation of the rig; (5) claims against the rig's owner, based on tort and not capable of being based on contract, in respect of loss of or damage to property occurring, whether on land or on water, in direct connection with the operation of the rig; (6) claims for salvage, wreck removal and contribution in general average; and (7) any lien exercisable by a rig builder or repairer over a rig in our possession prior to the date of the mortgage.

     Leiv Eirksson, which serves as security for the Notes and 1998 Loans, and Eirk Raude, which serves as security for the Notes, 1998 Loans and 2002 Loans may be used and operated in international waters and jurisdictions other than the Bahamas. In fact, Leiv Eiriksson is currently operating offshore Angola, and Eirk Raude is currently operating offshore Canada. We cannot assure you that, if enforcement proceedings are initiated against a particular rig, such rig will be located in a jurisdiction having the same procedures and lien priorities as the Bahamas and that the relative lien priority against other maritime liens will be as favorable as in the Bahamas. Other jurisdictions may provide no legal remedy for the enforcement of the mortgages securing the Notes or our other debt facilities, or a remedy dependent on court proceedings may be so expensive and time consuming as to be impracticable. Furthermore, certain jurisdictions, may not permit either rig to be sold prior to entry of a judgment, which could result in a lengthy delay that could lead to increased custodial costs, deterioration in the condition of the rig and substantial reduction in its value.

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

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GENERAL

     THIS SECTION SHOULD BE READ IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS INCLUDED IN THIS ANNUAL REPORT. UNLESS OTHERWISE INDICATED, ALL FINANCIAL INFORMATION IN THIS ANNUAL REPORT HAS BEEN PREPARED IN ACCORDANCE WITH NORWEGIAN GAAP. THE U.S. DOLLAR TRANSLATIONS PROVIDED IN THIS ANNUAL REPORT ARE, UNLESS OTHERWISE INDICATED, CALCULATED AT THE EXCHANGE RATE AS OF DECEMBER 31, 2002 REPORTED BY THE FEDERAL RESERVE BANK OF NEW YORK AS ITS NOON BUYING RATE FOR NORWEGIAN KRONER, WHICH WAS NOK 6.9375 PER $1.00. ALL TRANSACTIONS FROM NORWEGIAN KRONER ("NOK") TO U.S. DOLLARS ("$" OR "USD") SET FORTH IN THE DISCUSSION BELOW HAVE BEEN MADE SOLELY FOR THE CONVENIENCE OF THE READER, AND SHOULD NOT BE CONSTRUED AS A REPRESENTATION THAT THE KRONER AMOUNTS ACTUALLY REPRESENT SUCH U.S. DOLLAR AMOUNTS OR COULD BE CONVERTED INTO U.S. DOLLARS AT THE RATE IMPLIED BY SUCH TRANSLATIONS.

     AS DESCRIBED IN THE EXPLANATORY NOTE TO THIS FORM 20-F/A, INSTEAD OF NORWEGIAN KRONER, CANADIAN DOLLARS WERE USED AS THE FUNCTIONAL CURRENCY OF THE CANADIAN BRANCH OF OCEAN RIG 2 AS, EFFECTING THE CURRENCY TRANSLATION OF THE HISTORICAL COST OF APPROXIMATELY ONE THIRD OF THE BOOK VALUE OF THE DRILLING RIG "EIRIK RAUDE". THIS UNINTENTIONAL ERROR HAS BEEN CORRECTED AND OUR FINANCIAL STATEMENTS HAVE BEEN RESTATED TO REFLECT THIS CORRECTION. AS A FURTHER CONSEQUENCE OF THIS CORRECTION, THE INTEREST AND OTHER FINANCIAL EXPENSES FOR 2002 WAS REDUCED BY A REVERSAL OF A RECORDED UNREALIZED CURRENCY EXPENSE. WE HAVE ACCORDINGLY ADJUSTED OUR COMMENTS BELOW WHERE APPROPRIATE. ALL OTHER COMMENTS HAVE REMAINED UNCHANGED IN COMPARISON WITH THOSE INCLUDED IN THE FORM 20-F FILED ON JUNE 30, 2003.

     THE FOLLOWING INFORMATION CONTAINS FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE CAUTIONARY DISCUSSION RELATING TO FORWARD-LOOKING STATEMENTS FOUND IN THE SECTION ENTITLED "NOTICE REGARDING FORWARDING-LOOKING STATEMENTS" AND IN ITEM 3, "KEY INFORMATION-RISK FACTORS".

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

     The Company has incurred operating losses in each period since inception and up to December 31, 2002. As of December 31, 2002, we had an accumulated net loss from operations of NOK 880.5 million ($126.9 million). To date, our capital raising efforts have consisted of the following:

     o    private placements of shares in October and November 1996;

     o    public offering of shares in Norway in January 1997;

     o global offering of shares (including a public offering in Norway) in October 1997;

     o issuance of 10 1/4% notes due 2008 together with the incurrence of loans in May 1998;

     o    private placement and subsequent share issue in September/October
          1999;

     o    private placement of shares in May/June 2000;

     o    issuance in May/June 2000 of 13% subordinated convertible bonds due
          2005;

     o    issuance in October 2000 of 11% subordinated convertible bonds due
          2005;

     o    private placement and subsequent share issue in May/June 2001;

     o    incurrence of floating rate loans in June 2001;

     o issuance of zero coupon subordinated convertible bonds in November/December 2001;

     o    incurrence of short-term revolving loan in February 2002;

     o    private placement and subsequent share issue in April 2002;

     o private placement and subsequent issue of shares and incurrence of USD short term loan in May/June 2002;

     o    incurrence of a convertible loan and issuance of warrants in August
          2002;

     o private placement and subsequent issue of shares in December 2002 and January 2003; and

     o    financial income on such funds.

     With both rigs on contract and in operations, we expect to generate net operating profit. The time it will take for the Company to reach profitability after taking financial items into account, if ever, are highly uncertain. We cannot assure you that we will generate significant revenues in the future.

RIG CONSTRUCTION

     The baredeck units for Leiv Eiriksson, Eirik Raude, Rig No. 3 and Rig No. 4 were delivered to us on June 18, 1998, October 6, 1998, May 7, 1999 and September 15, 1999, respectively. Outfitting of Leiv Eiriksson and Eirik Raude commenced at the Friede Goldman Shipyard in Pascagoula, Mississippi thereafter. After a series of delays and disputes at the Friede Goldman Shipyard, Leiv Eiriksson left the Friede Goldman Shipyard in May 2001 and started a series of sea trials and commissioning. The rig commenced drilling operations on February 7, 2002. Eirik Raude left the Friede Goldman Shipyard and underwent commissioning and sea trials at the Halifax Shipyard, and commenced operations offshore Canada in November 2002. The baredecks for Rig No. 3 and Rig No. 4 were sold to Noble Drilling in March 2002 for $45 million.

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

     Other operating expenses apply mainly to operation of Leiv Eiriksson (cost such as crew cost, repair and maintenance, catering and insurance), preparations for operation and operation of Eirik Raude and fees to external advisers as well as general administrative expenses. For 2001, other operating expenses amounted to NOK 461.3 million ($ 66.5 million) and depreciation and write-downs amounted to NOK 255.2 million ($ 36.8 million). The write down of NOK 240.1 million ($34.6 million) was a result of asset impairment write-down related to Rig No. 3 and Rig No. 4 of NOK 240.1 million ($26.8 million). The impairment review was performed due to the fact that the market value of the Company's equity exceeded the carrying amount of the shareholders' equity in addition to increases in expected costs to complete the rigs.

     The Group's cash on hand and long-term loans are mainly in USD. This resulted in a net foreign-exchange gain of NOK 895.2 million ($129.0 million) in 2002. Net foreign-exchange losses totaled NOK 70.7 million ($10.2 million) in 2001. Interest expense during the construction period has been capitalized as part of the cost price for the rigs. Capitalized interest amounted to NOK 301.5 million ($43.5 million) for 2002 and NOK 449.1 million ($64.7 million) for 2001. The reduction in interest expenses capitalized in 2002 compared with 2001 is primarily attributable to the fact that no interest was capitalized in the last quarter of 2002 after the completion of Eirik Raude.

     Net result before taxes in 2002 was NOK 506.1 million ($72.9 million) compared to a loss before taxes of NOK 819.1 million ($ 118.1 million) in 2001. The major reasons for this change are the increase in revenue from 2001 to 2002 and the positive development in exchange rates in 2002 compared with 2001 as explained above..

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

     The Group's cash on hand and long-term deposits are mainly in USD. This has resulted in a net foreign exchange loss of NOK 70.7 million ($ 10.2 million) for 2001 compared to NOK 202.6 million ($ 29.2 million) for 2000. Both realized and unrealized foreign exchange gains and losses are recognized as they arise, on the basis of the exchange rate at the end of each quarter. Interest expense during the construction period has been capitalized as part of the cost price for the rigs. Capitalized interest amounts to NOK 449.1 million ($64.7 million) for 2001 compared to NOK 334.4 million ($48.2 million) for 2000.

     Our loss before taxes was NOK 819.1 million ($118.1 million) in 2001 compared to a loss before taxes of NOK 329.7 million ($47.5 million) in 2000.

     Our financial statements are prepared in accordance with generally accepted accounting principles in Norway ("Norwegian GAAP") which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"), and reconciled to U.S. GAAP for purposes of this annual report. For a detailed discussion of the significant differences, see Note 27 to the Financial Statements included in this annual report.

     B. LIQUIDITY AND CAPITAL RESOURCES

     Since the commencement of our operations, we have financed our operations primarily through the placement of debt and equity securities, the incurrence of indebtedness and financial income generated from our securities placements. As of December 31, 2002, we had received total proceeds of approximately NOK 10.4 billion (USD 1,322 million at historical exchange rates) from such placements. Our placements and indebtedness include the issuance of 10 1/4% senior secured notes due 2008 (the "Notes") and incurrence of floating rate senior secured loans due 2008 (the "1998 Loans").

     Ocean Rig's subsidiary, Ocean Rig Norway AS, which issued the Notes and incurred the 1998 Loans, is subject to the terms of the indenture under which the Notes were issued and the credit agreement pursuant to which the 1998 Loans were made. Such agreements place significant limitations on the use of funds held by Ocean Rig Norway AS. These funds were, among other things, used for the payment of certain initial interest payments on the debt instruments and to fund the construction and outfitting of the Company's two rigs.

     In 1998, Ocean Rig Norway's subsidiary, Ocean Rig 2 AS, the owner of EIRIK RAUDE, entered into credit agreements with Fortis Bank (formerly MeesPierson N.V.), Christiania Bank og Kreditkasse ASA and Eksportfinans ASA (collectively, the "Banks"), which, subject to certain conditions, entitled Ocean Rig 2 AS to draw up to USD 50.0 million prior to delivery of EIRIK RAUDE and up to USD 100.0 million after the delivery of EIRIK RAUDE. As a number of the conditions for making drawdowns under the bank facility were not fulfilled, no drawdowns were made under this facility, USD 100.0 million of which was refinanced with the 2001 Loans (described below).

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

     During August/September 2002 NOK 66.0 million and NOK 41.0 million of the NOK 200.0 million convertible bond and NOK 300.0 million convertible bonds, respectively, were converted to the Company's new Mandatory Convertible Bond issued in August/September 2002 as discussed below.

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

     In June 2001, Ocean Rig successfully concluded a five-year Loan Facility (the "2001 Loans"), in principal amount of USD 100.0 million, to finance the remaining completion costs of LEIV EIRIKKSON and EIRIK RAUDE. This Loan Facility refinanced the bank facility entered into by Ocean Rig 2 in 1998 with Fortis Bank (Nederland) N.V., Christiania Bank and Kreditkasse ASA described above. This facility was repaid in full on June 28, 2002 with a six-year take-out facility with Fortis and Christiania Bank (the "Fortis Facility"), pursuant to a loan agreement entered into in November 2001, as amended.

     As a consequence of increased costs in connection with increased investments and further delays in the construction of the Company's two rigs, the Company issued in November/December 2001 an equity issue of NOK 440.0 million (USD 49.0 million at historical exchange rates), equaling 58,666,667 shares. Since the par value of the Company's shares was higher than the price payable for the new shares, the General Meeting decided that the increase in share capital should take place in the form of a short-term subordinated convertible bond issue, to be converted into shares immediately upon completion of the write-down of the par value of the Company's shares. A resolution was made to write down the par value of the Company's shares from NOK 30.0 per share to NOK 1.0 per share. In a subsequent issue in December 2001, the Company issued an equity issue (on same terms as the original issue) totaling NOK 112.5 million (USD 12.5 million at historical exchange rates), equaling 14,999,999 shares. The total subordinated convertible bond totaling NOK 552.5 million was converted to 73,666,666 shares in the company in February 2002.

     In February 2002, the Company entered into a short-term revolving credit facility provided by EnCana totalling USD 19.0 million. An initial drawdown of USD 10.0 million was made under this facility in February 2002. The loan was initially secured with a mortgage over the Company's fourth baredeck. Upon the sale of this baredeck in March 2002, this mortgage was released and part of the proceeds of the sale were used to repay the outstanding amount under this facility at that time. The facility matured upon the delivery of EIRIK RAUDE under the drilling contract with EnCana November 1, 2002.

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

     In May/June 2002, after a review of the project and reconciliation of completion estimates, the company announced that it is expected that costs for EIRIK RAUDE would increase by approximately USD 45.0 million. As a result of the delayed startup for LEIV EIRIKKSON and these cost overruns for EIRIK RAUDE, the Company required additional financing for the period until both rigs were in normal operation. Accordingly, the Company, in cooperation with some of the major shareholders, negotiated a financing solution consisting of a private placement of shares and short term bonds (the "USD Short Term Loan") combined with the issuance of shares and warrants. The Company raised an additional NOK
652.7 million (USD 80.9 millions at historical exchange rates) in new liquidity from this financing.

     In August 2002, the Company announced that, after a change in the project management team at the Halifax shipyard in Canada and an in-depth analysis of the scope of work remaining for the completion of EIRIK RAUDE, the date for commencement of operations were postponed and scheduled to be in the beginning of the fourth quarter of 2002. The results of the analysis increased the estimated cost to complete the rig by USD 40.0 million in addition to a delay in revenues of approximately USD 5.0 million. To cover the increased capital requirement it was resolved that a mandatory convertible bond loan be issued with the right for both the lender and the borrower to convert new bonds to shares in the Company. Participants in the Company's USD Short Term Loan from May/June 2002 and the NOK subordinated convertible loans issued in 2000 were offered the opportunity to convert their loans fully or partially to the new mandatory convertible bond issue. The subscription amount totalled NOK 669.5 million (USD 77.9 million at historical exchange rates) and included both subscribed bonds and conversion of existing loans. In a subsequent issue the Company raised NOK 77.4 million (USD 10.2 million) which included both subscribed bonds and conversion of existing loans. The transactions provided the Company with new liquidity of NOK 324 million (USD 42.6 million at historical exchange rates) and reduced the Company's USD Short Term Loan from May/June 2002 by approximately NOK 248 million (USD 32.6 million at historical exchange rates).

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


                       OUTSTANDING DEBT OBLIGATIONS AND COMMITMENTS

            FACILITY              PRINCIPAL AMOUNT OUTSTANDING          MATURITY DATE
--------------------------------- ------------------------------------- -------------------------

1998 Senior Secured Notes         $225 million                          June 1, 2008
1998 Floating-Rate Senior         $125 million                          June 1, 2008
Secured Loans
2002 Floating Rate Senior         $100 million                          June 28, 2006
Secured Loans
Zero Coupon Mandatory             NOK  669.5 million ($96.5 million)    August 22, 2005
Convertible Bond
13% convertible bond 2000/2005    NOK 134 million ($19.3 million)       May 25, 2005
11% convertible bond 2000/2005    NOK 259 million ($37.3 million)       May 25, 2005
2002 USD Short Term Loan (1)      $13.1 million                         May, 13, 2003

--------------
     (1) In May 2003, the Company exercised its option to extend the final installment by three months from May 13, 2003 to August 13, 2003.



RELATED-PARTY TRANSACTIONS

     Ocean Rig has entered into the following agreements with related parties:

                                                      PAYMENTS TO RELATED PARTIES
                                                  -----------------------------------
                                          TOTAL CONTRACT              YEAR ENDED DECEMBER 31,
                                              VALUE             2000         2001          2002
                                         --------------      ---------    ----------   -----------
                                              NOK               NOK           NOK           NOK
                                                            (AMOUNTS IN THOUSANDS)

Agreement regarding delivery of equipment
from Hydralift ASA for Rig No. 1 and
Rig No. 2 (total for both rigs)             567,435           39,358       43,789        21,194


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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Although we purchased the right to use the Bingo rig design for our rigs, neither we nor the company from whom we bought those rights has secured or applied for any patents or other intellectual property protection relating to the design. See Item 3, "Key Information--Risk Factors".

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

     Despite the current uncertainty, the fundamentals remain in place. World oil demand has grown by 14% since 1990. World demand for gas has increased twice as much as the rate of oil, over 20% since 1990 to 230 bcf per day in 2000. According to BP a cautious forecast suggests the world will be using 90 million barrels of oil and 300 bcf of gas per day in ten years' time. Even in the current economic climate, demand for oil and gas continues to grow, but at a slower pace. The latest IEA estimate shows a 200,000 barrel per day increase in demand for 2002. Except for the 1979-1982 period, demand has grown every year since 1971 (see figure 3 below). This, combined with a very moderate growth in production capacity has almost eliminated the world's production buffer. On top of this many fields in the OECD area will peak in the next couple of years and start declining. This will leave the world even more dependent on a few Middle East producers.

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

INVESTMENTS IN EXPLORATION AND DEVELOPMENT

     Worldwide Exploration and Production (E&P) spending is forecast to rise 0 - 5% in 2003, following a similar increase in 2001. However, large geographical differences are expected. A flat development is seen in the US, while international spending is expected to be up 5%. Spending can be positively affected if US gas prices hover around today's high levels ( > USD 5 per cubic feet).

     Global upstream investments increased significantly from 1991 to 1998 despite relatively stable and even falling prices. Historically, E&P investments have been more closely linked to the aggregate demand for oil than the oil price itself, as long as the oil price is high enough to generate adequate cash flow. Since 1999 aggressive production cuts and improved discipline, among OPEC members, have contributed to high oil prices. However the global demand growth for oil has been low and E&P investment levels are still beyond 1998-levels. See
Item 3, "Key Information--Risk Factors". The growth within deep water, which is Ocean Rig's main market, is expected to be much higher than for the industry in general. During the last couple of years the world's deepwater reserves have more than doubled

     According to the World Deepwater Report 2001-2005 by Douglas-Westwood and Infield Systems 26 companies will spend an estimated USD 10 billion annually by 2005, more than doubling current expenditures. Production from shallow-water regions is now in serious decline. Below 500 meters however, production is set to increase dramatically as the major oil companies target more than 20 billion boe of reserves slated for development in 114 fields offshore Brazil, the Gulf of Mexico and West Africa. In addition to large reserves another factor driving activity is the high potential for deepwater prospects. Down to 100 meters the average field is expected to produce some 16,000 boe per day, while between 1,000 to 1,500 meters the average field is expected to produce some 62,000 boe per day. In the past five years only two companies, Petrobras and Shell, have brought more than 1 billion boe of deepwater reserves on-stream, but in the next five years Petrobras has 3.3 billion boe of prospects, BP 2.6 billion boe, ExxonMobil 2.4 billion boe, Shell 2.3 billion boe and Chevron Texaco 1.5 billion boe. TotalFinaElf is a newcomer to the billion-barrel deepwater club as its huge Girasol development came on-stream offshore Angola in late 2001.

MARKET FOR DRILLING RIGS FOR DEEPWATER DRILLING

     Drilling at water depths exceeding 400 feet + normally requires the use of semi-submersible rigs or drillships. Water depths between 3,000 and 10,000 feet are termed extreme depths and drilling operations at these depths are pushing the limits of existing technology.

SEMI-SUBMERSIBLE DRILLING RIGS

     Semi-submersible drilling rigs are floating platforms and feature a ballasting system that can lower parts of the hull to a predetermined depth (50
- 80 feet). This reduces the rig's exposure to wave impacts and increases stability. Semi-submersible drilling rigs retain their position above the wellhead either by means of a conventional mooring system, consisting of anchors and chains or cables, or by a computerized Dynamic Positioning system ("DP system").

DRILLSHIPS

     Drillships are ships with on-board propulsion machinery, often constructed for drilling in deep water. They are based on conventional ship hulls but have certain modifications. Drilling operations are conducted through openings in the hull ("moon pools"). Drillships normally have higher load capacity than semi-submersible drilling rigs and are well suited to offshore drilling in remote areas due to their mobility and high load capacity. Like semi-submersible drilling rigs, drillships can be equipped with conventional mooring systems or DP systems.

--------------------- ----------------- ------------------------------ --------------------
MARKET SEGMENT        WATER DEPTH                 RIG TYPE                MAJOR MARKET
--------------------- ----------------- ------------------------------ --------------------
Shallow water         < 400 feet        Jack-ups                       US Gulf
--------------------- ----------------- ------------------------------ --------------------
Intermediate water    300-3,000 feet    2nd & 3rd generation semis,    Worldwide
                                        drillships,
--------------------- ----------------- ------------------------------ --------------------
Deepwater             3,000-5,000 feet  2nd, 3rd, 4th & 5th            West Africa,
                                        generation semis and           Brazil, USA
                                        drillships, including DP
--------------------- ----------------- ------------------------------ --------------------
Ultra-deepwater       > 5,000 feet      5th generation DP semis and    Brazil, USA, West
                                        DP drillships                  Africa
--------------------- ----------------- ------------------------------ --------------------


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

     Following the tightening of the market, the rates for supply vessels have increased dramatically and have, for short periods, reached 1998 levels. Going forward, new geographic regions and deepwater field developments, such as the Canadian region, will likely offer significant growth. See Item 3, "Key Information--Risk Factors".

SUPPLY AND DEMAND FOR DEEPWATER RIGS

     We believe that exploration and development activities in deepwater and/or harsh environments will increase the demand for high quality equipment, including high-end drilling units, despite economic uncertainty and high volatility in oil prices. See Item 3, "Key Information--Risk Factors".

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

     The outlook for the deepwater drilling segment is based on the expected level of exploration and development activity for deepwater oil and gas fields, which, in turn, is affected by oil companies' revenues and ability to invest in exploration and development activities.

Key elements for deepwater drilling are:

o New technologies including deepwater drilling units have opened up the deepwater reserve base for exploration.

o A great deal of previously unexplored acreage has become accessible, and the success rate of deepwater exploration drilling is higher than that at other depths. As a consequence, exploration costs per barrel of oil equivalents found are generally lower at deepwater levels than at other levels.

o At more moderate depths the giant finds are few and far between while in deepwater the expectations is that there are many large oil accumulations to be found.

o So far, only 53 out of 216 fields which have been discovered in deep water (2,000 ft or deeper) are under development.

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

E.   OFF BALANCE SHEET ARRANGEMENTS

     None.


F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     As of December 31, 2002, the Company had the following contractual obligations:

                                                PAYMENTS DUE BY PERIOD
                        -------------  ------------------------------------------  --------------
CONTRACTUAL                TOTAL        LESS THAN     1 - 3 YEARS   3 - 5 YEARS     MORE THAN 5
OBLIGATIONS                               1 YEAR                                       YEARS
                        -------------  -------------  ------------ --------------  --------------
                            NOK            NOK            NOK           NOK             NOK
                                                  (AMOUNTS IN THOUSANDS)
Notes and  Loans
(1), (2)                   3,129,476         23,982             -              -       3,105,494

Convertible loans            393,000              -       393,000              -               -
Madatory convertible
 bond (1)                    669,452              -       669,452              -               -
USD Short Term Loan (2)       90,814         90,814             -              -               -
Operating leases               6,565          3,490         3,075              -               -
                        -------------  -------------  ------------ --------------  --------------
TOTAL                      4,289,307        118,286     1,065,527              -       3,105,494
                        =============  =============  ============ ==============  ==============

-----------------
(1) The Mandatory convertible bond is shown gross of unamortized balance of warrants and intrinsic value. See Note 12, Convertible loans, for further information.

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

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity must measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure the change shall be the credit-adjustment risk-free rate that existed when the liability was initially measured. That amount is to be recognized as an increase in the carrying amount of the liability as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not expect an impact from adoption of SFAS 143.

     In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or
(b) has equity
investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. The Company is currently in the process of evaluating the impact of the adoption of Interpretation 46.

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

PART II

ITEM 15. CONTROLS AND PROCEDURES

     Within the 90-day period prior to the filing of this report on Form 20-F, an evaluation was carried out under the supervision and with the participation of Ocean Rig's management, including our Chief Executive Officer and Senior Vice-president, Accounting, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934). Based upon that evaluation and information available at the time, the Chief Executive Officer and and Senior Vice-president, Accounting concluded that the design and operation of these disclosure controls and procedures were effective. Notwithstanding, in light of the need to restate our financial information, as more fully described in note 29 of the financial statement included under Item 18, our management recognizes the need to improve our disclosure controls and procedures to avoid such unintentional errors in our financial information in the future.

     During the period covered by our annual report, and as of the date of filing of our annual report, there were no significant changes made in our internal control over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation. Following the recent discovery of the unintentional error necessitating the restatement of our financial information, however, PricewaterhouseCoopers DA has since identified, in a letter to the board of Ocean Rig dated March 16, 2004, certain matters it considers to be material weaknesses relating to, and arising out of the need for, the restatement of our financial information, in connection with their audit of the restated financial information for purposes of this 20-F/A. Management's evaluation of these recent observations is still ongoing, however, we have included here a brief summary of the corrective measures we have taken as of the date of this amended annual report in relation thereto:

     o We have included in our internal control procedure a checklist for evaluating new and existing companies in the group against functional currency indicators according to GAAP, to ensure that the appropriate functional currency is selected for each of our companies and that our bookkeeping and reporting procedures are designed to reflect the functional currency for each company, and which sets forth the documentation to be provided in each evaluation of functional currency.

     o We have implemented in our internal control procedure a technical and methodical review of our evaluation process and calculation models for impairment of long-lived assets, performed by a minimum of two competent employees.

     o We are evaluating our internal control procedures with respect to the restatement of our financial information, including improving procedures relating to communication with our independent auditors, and a more stringent internal review process.

PART III

ITEM 18. FINANCIAL STATEMENTS


                         OCEAN RIG ASA AND SUBSIDIARIES

                          INDEX TO FINANCIAL STATEMENTS


CONSOLIDATED FINANCIAL STATEMENTS OF OCEAN RIG ASA                          PAGE

Report of Independent Auditors                                               28

Consolidated Statements of Operations for the years ended December 31,       29
2000, 2001 and 2002

Consolidated Balance Sheets as of December 31, 2001 and 2002                 30

Consolidated Statements of Changes in Shareholders' Equity for the
years ended December 31, 2000, 2001 and 2002                                 31


Consolidated Statements of Cash Flows for the years ended December 31,       32
2000, 2001 and 2002

Notes to Financial Statements                                                33

REPORT OF INDEPENDENT AUDITORS
To the Board of Directors and Shareholders of Ocean Rig ASA:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholder's equity after the restatement described in note 29, present fairly, in all material respects, the consolidated financial position of Ocean Rig ASA and Subsidiaries at December 31, 2001 and 2002 and the results of their operations and their cash flows for each of the 3 years in the period ended December 31, 2000, 2001 and 2002, in conformity with generally accepted accounting principles in Norway. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in Norway and the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Norway vary in certain important respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders' equity at December 31, 2001 and 2002 to the extent summarized in Note 27, as restated, to the consolidated financial statements.

The accompanying financial statements have been prepared assuming that Ocean Rig will continue as a going concern. As discussed in Note 26 to the financial statements, Ocean Rig has suffered recurring losses from operations and has insufficient capital that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 26. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


PRICEWATERHOUSECOOPERS DA



Oslo, Norway
March 28, 2003
except as to the information
presented in Note 25 and 26, for which the date is June 25, 2003 and except as to the information presented in note 29, for which the date is March 24, 2004.

                         OCEAN RIG ASA AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002


                                                            YEAR ENDED DECEMBER 31,
                                            ---------------------------------------------------
                                                  2000         2001          2002        2002
                                                                         AS RESTATED  AS RESTATED
                                            --------------- ----------- ------------  -----------
                                                   NOK          NOK          NOK          USD(1)
                                           (amounts in thousands, except for per share information)
OPERATING REVENUES                                  13,749       10,538    534,331      77,021
Operating expenses:
Salaries and other personnel expenses               45,479      110,285    164,335      23,688
Other operating and administrative expenses        127,251      350,998    388,668      56,024
Depreciation, amortization and asset
  impairment write down                              3,821      255,171    160,586      23,148
                                            --------------- ----------- ------------  -----------
TOTAL OPERATING EXPENSES                           176,551      716,454    713,589     102,860
                                            --------------- ----------- ------------  -----------

OPERATING LOSS                                    (162,802)    (705,916)  (179,258)    (25,839)
                                            --------------- ----------- ------------  -----------

Interest and other financial income                149,356       76,725    986,363     142,178
Interest and other financial expenses             (316,268)    (189,937)  (301,040)    (43,393)
                                            --------------- ----------- ------------  -----------
NET FINANCIAL INCOME (EXPENSE)                    (166,912)    (113,212)   685,323      98,785
                                            --------------- ----------- ------------  -----------

INCOME (LOSS) BEFORE TAXES                        (329,714)    (819,128)   506,065      72,946

Income taxes                                          (220)        (329)       (22)         (3)
                                            --------------- ----------- ------------  -----------

NET INCOME (LOSS)                                 (329,934)    (819,457)   506,043      72,943
                                            =============== ============ ===========  ===========

Basic earnings/ (loss) per share                    (8.14)      (15.84)       2.65        0.38
                                            =============== ============ ===========  ===========

Diluted earnings/ (loss) per share                  (8.14)      (15.84)       1.86        0.27
                                            =============== ============ ===========  ===========

-----------------------
(1) Translation of amounts from Norwegian kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader using the noon buying rate on December 31, 2002 of $1.00 = NOK 6.9375.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         OCEAN RIG ASA AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2001 AND 2002


                                                       AS OF DECEMBER 31,
                                         -----------------------------------------------
                                             2001             2002             2002
                                                           AS RESTATED     AS RESTATED
                                         --------------   --------------   -------------
                                              NOK              NOK            USD(1)
                                                      (AMOUNTS IN THOUSANDS)
ASSETS

Construction-in-progress                     3,966,497                -               -
Rigs, machinery and equipment                3,605,542        8,834,401       1,273,427
Long-term receivables and other assets         131,297           93,920          13,538
                                         --------------   --------------   -------------
Total non-current assets                     7,703,336        8,928,321       1,286,965
                                         --------------   --------------   -------------

Current receivables                             61,323          120,310          17,342
Restricted cash                                253,494            8,627           1,244
Cash and cash equivalents                      170,205          137,346          19,798
                                         --------------   --------------   -------------
Total current assets                           485,022          266,283          38,384
                                         --------------   --------------   -------------

Total assets                                 8,188,358        9,194,604       1,325,349
                                         ==============   ==============   =============

LIABILITIES AND SHAREHOLDERS' EQUITY

Share capital                                1,682,316          492,887          71,047
Other equity                                 1,120,972        4,243,830         611,723
                                         --------------   --------------   -------------
Total shareholders' equity                   2,803,288        4,736,717         682,770
                                         --------------   --------------   -------------

Pension liabilities                              1,088              591              85
Convertible loan                             1,052,500          996,143         143,588
Notes and loans                              4,007,109        3,105,494         447,639
                                         --------------   --------------   -------------
Total long-term liabilities                  5,060,697        4,102,228         591,312
                                         --------------   --------------   -------------

COMMITMENTS AND CONTINGENCIES

Accounts payable                                89,552           59,199           8,533
Short term loan                                      -           84,322          12,155
Other current liabilities                      234,821          212,138          30,579
                                         --------------   --------------   -------------
Total current liabilities                      324,373          355,659          51,267
                                         --------------   --------------   -------------

Total liabilities and shareholders'
 equity                                      8,188,358        9,194,604       1,325,349
                                         ==============   ==============   =============

----------------
(1) Translation of amounts from Norwegian kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader using the noon buying rate on December 31, 2002 of $1.00 = NOK 6.9375.


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         OCEAN RIG ASA AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002



                                  NUMBER OF                                        TOTAL
                                    SHARES           SHARE         OTHER      SHARE-HOLDERS'
                                 OUTSTANDING        CAPITAL        EQUITY         EQUITY
                                ---------------    -----------   -----------  --------------
                                                      NOK           NOK            NOK
                                        (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

BALANCE AT DECEMBER 31, 1999        35,563,395      1,066,902     2,101,000     3,167,902

Share issuances,  net of share
 issuance cost                       8,891,900        266,757        70,771       337,528
Net loss                                     -              -      (329,934)     (329,934)
Translation differences                      -              -           (90)          (90)
                                ---------------    -----------   -----------    ----------

BALANCE AT DECEMBER 31, 2000        44,455,295      1,333,659     1,841,747     3,175,406

Share issuances,  net of share
 issuance cost                      11,621,906        348,657        96,054       444,711
Net loss                                     -              -      (819,457)     (819,457)
Translation differences                      -              -         2,628         2,628
                                ---------------    -----------   -----------    ----------

BALANCE AT DECEMBER 31, 2001        56,077,201      1,682,316     1,120,972     2,803,288

Write down of nominal share
 value                                             (1,626,239)    1,626,239             -

Share issuances, net of share
 issuance cost                     245,548,354        245,549       990,619     1,236,168

Exercise of warrants               191,258,154        191,258             -       191,258

Conversion of convertible debt           3,142              3             8            11

Net income                                   -              -       506,043       506,043

Translation differences                      -              -           (51)          (51)
                                ---------------    -----------   -----------    ----------

BALANCE AT  DECEMBER  31, 2002
AS RESTATED                        492,886,851        492,887     4,243,830     4,736,717
                                ===============    ===========   ===========    ==========



              The accompanying notes are an integral part of these
                       consolidated financialstatements.

                         OCEAN RIG ASA AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

                                                     YEAR ENDED DECEMBER 31,
                                            ----------------------------------------------
                                                2000       2001        2002         2002
                                                                   AS RESTATED AS RESTATED
                                             ----------  --------- -----------  ----------
                                                 NOK        NOK       NOK         USD(1)
                                                          (AMOUNTS IN THOUSANDS)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                             (329,934)  (819,457)   506,043     72,943
Adjustments to reconcile net income (loss)
 to net cash used in operating activities:
     Depreciation, amortization (including
     amortization of loan discount) and asset
     impairment write down                      14,822    287,002    317,141     45,714
     Gain/loss from sale of assets                                     2,251        324
     Net unrealized foreign exchange gain
     /loss                                     273,556     56,702   (918,328)  (132,372)
Changes in operating assets and liabilities:
     Current receivables                          (372)   (44,569)   (58,987)    (8,503)
     Accounts payable                           22,384     50,118    (30,353)    (4,375)
     Other current liabilities                  (9,893)    61,310     41,516      5,984
                                              ---------  ---------  ---------  ---------
     NET CASH USED IN OPERATING ACTIVITIES     (29,437)  (408,894)  (140,717)   (20,284)
                                              ---------  ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Payments related to building contracts (1,230,451)(1,563,195 (1,903,093)  (274,320)
     Change in restricted cash                 475,218   (217,535)   244,867     35,296
     Proceeds from sale of fixed assets              -          -    377,330     54,390
     Purchase of machinery, equipment and
      intangible assets                         (1,805)      (803)    (3,061)      (441)
     Net change in long-term receivables           (11)    (4,259)     3,367        485
                                              ---------  ---------  ---------  ---------
     NET CASH USED IN INVESTING ACTIVITIES    (757,049)(1,785,792 (1,280,590)  (184,590)
                                              ---------  ---------  ---------  ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Net proceeds from issuance of
      long-term debt and convertible debt      480,171  1,315,454    831,484    119,854
     Net proceeds from the issuance of
      common shares and warrants               337,528    444,711    566,098     81,600
                                              ---------  ---------  ---------  ---------
     NET CASH PROVIDED BY FINANCING
      ACTIVITIES                               817,699  1,760,165  1,397,582    201,454
                                              ---------  ---------  ---------  ---------

     Effect of exchange rate changes on
      cash and equivalents                       6,702     (8,992)    (9,134)    (1,317)

NET INCREASE (DECREASE) IN CASH DURING
 THE YEAR                                       37,915   (443,513)   (32,859)    (4,737)

CASH AND CASH EQUIVALENTS AT BEGINNING OF
 YEAR                                          575,803    613,718    170,205     24,534
                                              ---------  ---------  ---------  ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR       613,718    170,205    137,346     19,798
                                              =========  =========  =========  ==========

------------------------
(1) Translation of amounts from Norwegian kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader using the noon buying rate on December 31, 2002 of $1.00 = NOK 6.9375.


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                         OCEAN RIG ASA AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

GENERAL

     Ocean Rig ASA ("Ocean Rig" or the "Company") is a Norwegian public limited joint stock company that was incorporated on September 26, 1996.

     Ocean Rig, a development stage company through December 31, 2001, intends to establish itself as a drilling contractor in the area of offshore exploration, development and production drilling with a focus on deepwater and harsh-environment areas. Ocean Rig commissioned the construction by Dalian New Shipyard of China ("Dalian") of four baredeck units modeled on the Bingo 9000 design, and entered into completion contracts for the outfitting of two rigs, Leiv Eiriksson and Eirik Raude, at the US shipyard Friede Goldman Offshore, Inc. ("Friede Goldman") and subsequently a contract for the completion of Eirik Raude at the Halifax Shipyard of Irving Shipbuilding. The Company sold its two remaining baredecks in March 2002. During the first quarter of 2002, the Company began to earn revenues from its planned principal operations.

COMPANY REORGANIZATION

     In May 1998, Ocean Rig reorganized its corporate structure by establishing Ocean Rig Norway AS, a wholly owned subsidiary of Ocean Rig ASA, and by establishing a single purpose company for each of its rigs then under construction (collectively, the "Rig Companies"). The Rig Companies are named Ocean Rig 1 AS, Ocean Rig 2 AS, Ocean Rig 3 AS and Ocean Rig 4 AS, and are all wholly owned subsidiaries of Ocean Rig Norway AS as of December 31, 2002. The Company sold its two baredecks in Ocean Rig 3 AS and Ocean Rig 4 AS in March 2002. The primary operations of the Company are conducted through Ocean Rig Norway AS and its subsidiaries and the wholly owned management companies Ocean Rig AS, Ocean Rig Ltd. and U.S. Ocean Rig Inc. Ocean Rig AS, formerly Polycrest AS, was purchased by Ocean Rig ASA in February 1998. Ocean Rig Ltd. (in Aberdeen, UK) and U.S. Ocean Rig Inc. (in Houston, USA) were established by Ocean Rig ASA in 1998. Certain guarantees and collateral arrangements have been made among Ocean Rig ASA and its subsidiaries in connection with the placement of Senior Secured Notes and Loans by Ocean Rig Norway AS, and Senior Secured Loans by Ocean Rig 2 AS.

CONSOLIDATION PRINCIPLES

     The consolidated financial statements include Ocean Rig ASA and subsidiary companies owned directly or indirectly more than 50 percent. All material intercompany transactions and balances have been eliminated in consolidation.

BASIS OF PRESENTATION

     The financial statements have been prepared in accordance with Norwegian generally accepted accounting principles ("Norwegian GAAP"). Norwegian GAAP differs in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP"). For additional information relating to differences between Norwegian GAAP and U.S. GAAP, see Note 27.

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

RESTRICTED CASH

     Restricted cash includes cash pledged as collateral for bank guarantees to the shipyards, cash paid to the retention account relating to the Fortis Loan Facility, collateral to other suppliers and to employee tax withholding amounts, Prior to the completion of the company's rigs, cash was held in certain restricted trust accounts to be used only for the completion cost of the rigs and interest expenses during the construction period.

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

IMPAIRMENT OF LONG-LIVED ASSETS

     The Company evaluates its long-lived assets for financial impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The Company evaluates the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with the assets. At the time such evaluations indicate that the future undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are adjusted to their fair values based on estimated future net cash flows, discounted at a market rate of interest. Based on these evaluations, there were no adjustments to the carrying value of long-lived assets in 2000 and 2002, but adjustment was necessary in 2001, as described in Note 3, "Construction-in-Progress".

                         OCEAN RIG ASA AND SUBSIDIARIES

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

     The Company has implemented the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 and has presented pro-forma information regarding net income determined as if the Company had accounted for its share based employee compensation arrangements under the fair-value method. The following table summarizes the pro-forma effect of share compensation measured following the fair-value method:

                                           YEAR ENDED DECEMBER 31,
                                   -----------------------------------------
                                      2000           2001            2002
                                                                 AS RESTATED
                                   ------------    ----------    -----------
                                       NOK            NOK            NOK
                                  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Net income (loss) as reported        (329,934)     (819,457)        506,043

Add: Compensation expense that         (6,449)       (7,552)        (17,402)
would have been included in
net income had the company
adopted the accounting
provisions of SFAS 123 for all
awards

PRO-FORMA NET INCOME (LOSS)          (336,383)     (827,009)        488,641
                                   ------------    ----------    -----------
BASIC AND DILUTED EARNINGS PER          (8.14)       (15.84)           2.65
 SHARE                             ------------    ----------    -----------

BASIC AND DILUTED  EARNINGS PER         (8.30)       (15.99)           2.56
 SHARE


     The Company estimated the fair value of the warrants using a modified Black&Sholes model. To estimate the fair value of the warrants, the fair value of the warrants, without considering that the warrants were contingent upon the Company meeting certain criteria, was multiplied by the Company's estimate of 20% probability that the warrants would become exercisable.

                         OCEAN RIG ASA AND SUBSIDIARIES

                                         YEAR ENDED DECEMBER 31,
                               --------------------------------------------
                                    2000            2001          2002
                               ---------------   -----------   ------------
Expected volatility                       50%           93%            50%
Risk-free interest rate                 6.61%         5.97%          6.04%
Expected life (years)                    4.8           2.6            3.0
Expected dividend rate                     -             -              -

     The weighted average fair value at grant date of each option outstanding at December 31, 2001 and 2002 is NOK 24.37 and NOK 0.72, respectively.

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

     Basic earnings (loss) per share are computed by dividing net earnings
(loss) by the weighted average number of common shares outstanding during the period. On a diluted basis, both net earnings (loss) and shares outstanding are adjusted to assume the conversion of the Company's potentially dilutive instruments.

PENSION PLANS

     The projected benefit obligation for the Company's and its subsidiaries' defined benefit plans is the actuarial present value of plan benefits based upon the pensions benefit formula, considering years of service rendered and assumptions about future compensation levels. Pension plan assets are measured at fair value, and differences between the actual return on assets and the expected return are deferred and amortized over the average remaining service period of active employees expected to receive benefits under the plan. Net periodic pension cost (gross pension cost less expected return on plan assets) is included in salaries and other personnel expenses. The gross pension costs include service cost and interest cost on the projected benefit obligation and amortization of any unrecognized gain or loss.

SHARE ISSUANCE COSTS

     Share issuance costs are deducted directly from shareholders' equity.

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

CONVERTIBLE DEBT

                         OCEAN RIG ASA AND SUBSIDIARIES

     Convertible debt is recorded at its principal balance net of any discount or premium. Any discount or premium is amortized over the term of the loan. Further, an evaluation is made whether the embedded conversion feature within the debt instrument is beneficial to the holder. Any intrinsic value is recognized as a reduction to the convertible debt and an addition to equity. The balance is amortized as financial expense over the term of the loan or up until conversion.

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

Below are restricted cash items at December 31, 2001 and 2002:

                                                                    AS OF DECEMBER 31,
                                                               -----------------------------
                                                                   2001            2002
                                                               ------------- -- ------------
                                                                   NOK              NOK
                                                                  (AMOUNTS IN THOUSANDS)
Trust accounts (Construction Escrow
Account, Interest Escrow Account,
Supplemental Collateral Account, and
Escrow Account under the contracts with
Noble Drilling)                                                     241,474             819

Retention account - Fortis Loan Facility                                  -           2,881
Amount pledged as collateral for bank
guarantees to shipyards and suppliers                                 9,276             720
Taxes withheld from employees                                         2,744           4,207
                                                               -------------    ------------

TOTAL RESTRICTED CASH                                               253,494           8,627
                                                               =============    ============


NOTE 3. CONSTRUCTION-IN-PROGRESS

     Ocean Rig entered into yard contracts for the construction of four baredeck units with Dalian New Shipyard in China, and for the outfitting of Leiv Eiriksson and Eirik Raude with Friede Goldman Offshore, Inc. in the United States. Leiv Eiriksson was delivered from Friede Goldman in May 2001. Ocean Rig entered into a yard contract for the completion of Eirik Raude at Irving Shipbuilding Inc. in Nova Scotia, Canada (the Halifax Shipyard) and the rig was completed in November 2002. The Company's two baredecks were sold in March 2002. Lay-up costs for the two baredecks up until sale have been expensed as incurred.

                         OCEAN RIG ASA AND SUBSIDIARIES

     Construction-in-progress consists of installments paid on shipyard contracts as well as other costs related to the construction of the Company's Bingo 9000 rigs. Interest costs are capitalized as part of construction in progress. The capitalized amounts are allocated to the rigs as follows:

                                 LEIV           EIRIK         BAREDECK      BAREDECK
                                EIRIKSSON        RAUDE         NO. 3         NO. 4          TOTAL
                                -----------    ----------    ----------    ----------    ----------
                                   NOK            NOK           NOK           NOK           NOK
                                                      (AMOUNTS IN THOUSANDS)
BALANCE AT DECEMBER 31, 2000,
INCLUDING CAPITALIZED INTEREST   2,808,829     2,680,711       302,953       316,263     6,108,756
                                -----------    ----------    ----------    ----------    ----------

Payments related to building
 contracts 2001                    596,115       667,191             -             -     1,263,306

Capitalized interest 2001          209,637       239,495             -             -       449,132

Transferred to Rigs,
Machinery and Equipment         (3,614,581)            -             -             -    (3,614,581)

Write-down of assets                     -             -     (113,403)     (126,713)      (240,116)
                                -----------    ----------    ----------    ----------    ----------

BALANCE AT DECEMBER 31, 2001,
INCLUDING CAPITALIZED
INTEREST, TRANSFER AND
WRITE-DOWN                               -     3,587,397       189,550       189,550     3,966,497

Payments related to building
contract in 2002                         -     1,409,251             -             -     1,409,251

Capitalized interest                     -       301,489             -             -       301,489
Transferred to Rigs,
 Machinery and Equipment                 -    (5,298,137)            -             -    (5,298,137)

Disposals 2002                           -             -      (189,550)     (189,550)     (379,100)
                                -----------    ----------    ----------    ----------    ----------
                                         -             -             -             -             -
BALANCE AT DECEMBER 31, 2002,
INCLUDING CAPITALIZED
INTEREST, TRANSFER AND
WRITE-DOWN AS RESTATED                   -             -             -             -             -
                                ===========    ==========    ==========    ==========    ==========



At December 31, 2002 there were indications that the fair values of the rigs could be less than their book carrying amounts. The Company performed an impairment analysis in accordance with its policies, resulting in no impairment write-down of the rigs. As a result of the impairment test that the Company performed in 2001, the carrying values of Baredeck No 3 and Baredeck No 4 were determined to be impaired, and adjusted to fair value in accordance with the Company's policies, resulting in a charge of NOK 240.1 million in the results from operations for the year ended December 31, 2001.



NOTE 4. RIGS, MACHINERY AND EQUIPMENT

Rigs, machinery and equipment includes rigs, EDP equipment, office equipment and automobiles. The primary portion of the rigs is depreciated over 30 years, while other components are depreciated over

                         OCEAN RIG ASA AND SUBSIDIARIES
their useful lives, from 5 to 30 years. EDP equipment and office equipment are depreciated on a straight-line basis at a rate of 20% to 30% per year, while automobiles are depreciated at a rate of 20% per year.

Depreciation expenses were NOK 3.8 million, NOK 15.1 million and NOK 160.6 million for 2000, 2001, and 2002, respectively.

The following table includes activity in rigs, machinery and equipment for the year ended December 31, 2001 and 2002:


                                                       DRILLING
                                                      EQUIPMENT
                                   SEMI-SUBMERSIBLE   INVENTORY     EDP/OFFICE AND
                                    RIG AND SPARE        AND        TRANSPORTATION
                                      EQUIPMENT       FIXTURES         EQUIPMENT       TOTAL
                                   ---------------    ----------    -------------    ---------
                                         NOK              NOK            NOK           NOK
                                                      (AMOUNTS IN THOUSANDS)
COST AT DECEMBER 31, 2001               3,554,445        60,136           9,510     3,624,091
Additions in 2002                       5,283,582       103,817           2,713     5,390,112
Disposals in 2002                               -             -          (1,026)      (1,026)
Translation adjustment                          -             -            (274)        (274)
                                   ---------------    ----------    ------------    ---------
COST AT DECEMBER 31, 2002               8,838,027       163,953          10,923     9,012,903
                                   ---------------    ----------    ------------    ---------
Accumulated depreciation at
 December 31, 2001                         12,008             -           6,541        18,549
Accumulated depreciation on
 disposals                                      -             -            (544)         (544)
Depreciation in 2002                      152,999         6,120           1,467       160,586
Translation adjustment                          -             -             (89)          (89)
                                   ---------------    ----------    ------------    ---------
ACCUMULATED DEPRECIATION AT
 DECEMBER 31, 2002                        165,007         6,120           7,375       178,502
                                   ---------------    ----------    ------------    ---------

BOOK VALUE AT DECEMBER 31, 2002
AS RESTATED                             8,673,020       157,833           3,548     8,834,401
                                   ===============    ==========    ============    =========



Depreciation of Leiv Eiriksson and Eirik Raude commenced in November 2001 and November 2002, respectively, when the rigs were ready for their intended use.

NOTE 5. LONG-TERM RECEIVABLES AND OTHER ASSETS

                                                                        AS OF DECEMBER 31,
                                                                     -------------------------
                                                                        2001           2002
                                                                     ----------    -----------
                                                                         NOK           NOK
                                                                      (AMOUNTS IN THOUSANDS)


Capitalized debt issuance costs                                        120,786         83,183
Loans to employees                                                       6,202          2,840
Prepaid pensions                                                         4,171          7,416
Other                                                                      138            481
                                                                     ----------    -----------
TOTAL                                                                  131,297         93,920
                                                                     ==========    ===========

                         OCEAN RIG ASA AND SUBSIDIARIES

NOTE 6. OTHER CURRENT LIABILITIES

                                                                        AS OF DECEMBER 31,
                                                                     -------------------------
                                                                        2001           2002
                                                                     ----------    -----------
                                                                          NOK          NOK
                                                                       (AMOUNTS IN THOUSANDS)
Short-term portion of long term debt                                         -         23,982
Accrued interest and other financial expenses                           59,891         46,870
Taxes withheld and social security tax                                   9,825         24,086
Advance payment from customers                                          48,998         17,136
Other accrued expenses                                                 116,107        100,064
                                                                     ----------    -----------
TOTAL                                                                  234,821        212,138
                                                                     ==========    ===========

NOTE 7. OTHER OPERATING AND ADMINISTRATIVE EXPENSES

                                                                  YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------
                                                            2000          2001          2002
                                                       -----------   -----------   -----------
                                                            NOK           NOK           NOK
                                                                (AMOUNTS IN THOUSANDS)
Legal fees                                                49,955        64,074        19,726
Other fees (including engineering and service
 personnel related to preparation for operations)         35,284        93,448       201,920
Materials used related to preparation for operations           -       135,816        96,731
Travel and marketing                                      19,129        23,165        10,695
Lay-up expenses (Baredecks No. 3 and 4)                    5,257         4,018         1,967
Office and administrative expenses                         9,472        19,957        51,166
Loss on sale of assets                                       763             -         2,251
Other                                                      7,391        10,250         4,212
                                                      -----------   -----------   -----------
TOTAL OTHER OPERATING AND ADMINISTRATIVE EXPENSES        127,251       350,998       388,668
                                                      ===========   ===========   ===========

NOTE 8. INTEREST AND OTHER FINANCIAL INCOME

                                                            YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------
                                                         2000          2001          2002
                                                      -----------   -----------   -----------
                                                          NOK           NOK           NOK
                                                               (AMOUNTS IN THOUSANDS)
Interest income                                          59,322        17,993        21,485
Foreign currency gains                                   90,034        58,732       964,878
                                                     -----------   -----------   -----------
TOTAL                                                   149,356        76,725       986,363
                                                     ===========   ===========   ===========


                         OCEAN RIG ASA AND SUBSIDIARIES

NOTE 9. INTEREST AND OTHER FINANCIAL EXPENSES

                                                             YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------
                                                         2000          2001           2002
                                                                                  AS RESTATED
                                                      -----------   -----------   -----------
                                                           NOK          NOK           NOK
                                                               (AMOUNTS IN THOUSANDS)
Interest expense (total)                               (334,388)     (464,822)     (474,345)
Less: capitalized interest expenses                     334,388       449,132       301,489
Amortization and write down of capitalized debt
 issuance costs                                         (10,238)      (31,831)      (39,877)
Foreign currency losses                                (292,661)     (129,428)      (69,634)
Other financial expenses                                (13,369)      (12,988)      (18,673)
                                                      -----------   -----------   -----------
TOTAL                                                  (316,268)     (189,937)     (301,040)
                                                      ===========   ===========   ===========


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

     During 2002, USD 32.6 million of the USD 52.9 million bond was exchanged for NOK 248.1 million of the Company's Mandatory Convertible Bond issued in August and September 2002. A loss of NOK 33.1 million from the exchange was recognized as a financial item at the time of extinguishment.

     As of December 31, 2002, the outstanding principal balance of the USD Short Term Loan is USD 13.1 million after repayment of two installments during 2002 of USD 7.2 million.

     As of December 31, 2002 the recorded loan balance inclusive of unamortized discount of NOK 6.5 million, is NOK 84.3 million.

NOTE 11 1998 NOTES AND LOANS AND FLOATING-RATE LOAN CREDIT FACILITY ("2002 FORTIS FACILITY")

1998 NOTES AND LOANS

                         OCEAN RIG ASA AND SUBSIDIARIES

     On May 27, 1998, Ocean Rig Norway AS, which is wholly owned by Ocean Rig ASA, completed an offering of USD 225 million (NOK 1,560.9 million) aggregate principal amount of 10 1/4% Senior Secured Notes due 2008 (the "Notes").

     Concurrently with the offering, Ocean Rig Norway AS entered into a floating rate loan credit facility, pursuant to which a syndicate of lenders made floating rate senior secured loans to Ocean Rig Norway at an aggregate principal amount of USD 125 million (NOK 867.2 million) (the "1998 Loans"). The 1998 Loans bear interest at a rate of 475 basis points over LIBOR, which amounted to 6.62% in 2002 and 9.26% in 2001.

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

COVENANTS

     The indenture relating to the Notes and the Credit Agreement governing the 1998 Loans restricts the Company's ability to;

     o    Incur additional indebtedness;

     o    Pay dividends or make certain other restricted payments;

     o    Permit certain liens to exist on its assets;

     o Sell, assign, transfer, lease, convey or otherwise dispose of substantially all of its assets; or

     o    Enter into certain transactions with affiliates.

EVENTS OF DEFAULT

     The indenture for the Notes and Credit Agreement governing the 1998 Loans contain standard events of default, including:

     o    Defaults in the payment of principal, premium or interest;

     o    Defaults in compliance with covenants contained in the indenture;

     o    Cross-default on more than USD 10 million of other indebtedness;

     o    Failure to pay more than USD 10 million of judgments; and

     o    Certain events relating to Leiv Eiriksson and Eirik Raude

     o Certain provisions of the documents governing the Notes and the 1998 Loans were amended in June 2001 pursuant to a consent solicitation in order to enable consummation of the Company's drilling contract with EnCana (formerly PanCanadian Energy Corp. and PanCanadian Petroleum, Ltd.) for Eirik Raude.

                         OCEAN RIG ASA AND SUBSIDIARIES

FLOATING RATE LOAN CREDIT FACILITY (USD 100 MILLION FORTIS FACILITY)

     In June 2001, Ocean Rig 2 AS, a wholly owned subsidiary of Ocean Rig Norway AS, entered into a floating rate loan credit facility, with Credit Suisse First Boston as agent for the lenders, for an aggregate principal amount of USD 100 million (the "2001 Loans"). The 2001 Loans were issued at a discount with proceeds amounting to USD 89 million to the Company. The 2001 Loans were incurred in order to refinance a term loan facility entered into in May 1998 with Fortis Bank (formerly MeesPierson N.V.) and Nordea Bank (formerly Christiania Bank og Kreditkasse ASA) for construction and completion of the rigs. There were no funds drawn under the term loan facility.

     In November 2001, the Company entered into an agreement to refinance the 2001 Loans with a six year term loan for an amount up to USD 100 million entered into with Nordea Bank Norge and Fortis Bank ( the "Fortis Facility"). On June 21, 2002 the Company gave an irrevocable notice to the lenders of the 2001 Loans that it intended to refinance the 2001 Loans with the Fortis Facility. The refinancing was effective after the mechanical completion of Eirik Raude on June 21, 2002. The Fortis Facility was drawn down on June 28, 2002 and at the same time the 2001 Loans were repaid in full by the proceeds received from the Fortis Facility.

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

     The covenants under the loan agreement place restrictions on certain corporate activities such as distributions, affiliate transactions and excess cash. The agreement also contains standard events of default, including defaults in the payment of principal or interest, invalidity of security documents, cancellation of insurance in respect of Eirik Raude and bankruptcy. The loan may be prepaid in whole or in part, without penalty or premium, upon 10 banking days' notice. Interest on the loan is paid quarterly and the loan amortizes semi-annually, with a lump sum payment being due on the maturity date. As of December 31, 2002, the Company had not prepaid any amount.

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

                         OCEAN RIG ASA AND SUBSIDIARIES

NOTE 12. CONVERTIBLE LOANS

CONVERTIBLE BONDS 2000

     Two convertible loans totaling NOK 500.0 million were issued in 2000 (the "Convertible Loans"). These comprise a 13% subordinated convertible bond issue 2000/2005 with a face value of NOK 200.0 million and a 11% subordinated convertible bond issue 2000/2005 with a face value of NOK 300.0 million. The conversion price for the two Convertible Loans as of December 31, 2002 was 22.83 and NOK 24.45, respectively. The bondholders have the right to convert the bonds to shares of Ocean Rig ASA at any time in the period from the issue of the loans until May 25, 2005 (the redemption date of the Convertible Loans).

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

CONVERTIBLE BONDS 2001

     In November/December 2001, the Company issued a short-term subordinated convertible zero-coupon bond issue totaling NOK 552.5 million. The loan was convertible to 73,666,666 shares. The financing took place in the form of a short-term convertible loan since the par value of the Company's shares at November 26, 2001, the time of the issue, was higher than the price payable for the new shares. The convertible loan issue was convertible into shares immediately upon completion of the write-down of the par value of the Company's shares. The loan was exchanged to 73,666,666 shares on February 26, 2002, and the Company's equity was increased by NOK 552.5 million less NOK 31.2 million, representing share issuance costs, for a net increase of NOK 521.3 million.

MANDATORY CONVERTIBLE BOND 2002

     In August and September 2002 Ocean Rig ASA issued a zero coupon long-term convertible bond with a face value of NOK 669.5 million (USD 88.1 million at historical exchange rates) consisting of NOK 323.9 million (USD 42.6 million at historical exchange rates) in cash proceeds and NOK 345.6 million (USD 45.5 million at historical exchange rates) that was exchanged from existing loans to the new loan. The loan is convertible into shares in the Company at a conversion price of NOK 3.50 per share at any time during the term of the loan. The loan matures in whole on August 22, 2005, at which time the

                         OCEAN RIG ASA AND SUBSIDIARIES
full outstanding principal balance becomes due. The bondholders are required to convert outstanding bonds at the maturity date of the loan if such conversion is demanded by the Company, unless the Company undergoes debt negotiations or bankruptcy proceedings have been initiated. During the first 12 months of the loan, the loan shall rank pari passu with all other senior unsecured debt of the Company and ahead of all subordinated debt of the Company. Thereafter, the loan will be subordinated to all then existing debt of the Company, whether subordinated or not. However, the loan shall rank senior to all other subordinated loans that the Company issues after August 23, 2002.

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

     Since the effective conversion rate of the loan was less than the market price of the Company's shares at the date of issuance of the loan, the Company allocated NOK 26.8 million to the beneficial conversion feature embedded in the loan. Consequently, the NOK 26.8 million was recorded as an offset to the loan carrying value and as an increase in additional paid-in capital.

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

NOTE 13. DEBT ISSUANCE COSTS

     Costs in connection with the issuance of debt amounted to NOK 19.8 million in 2000, NOK 38.3 million in 2001 and NOK 33.4 million in 2002. Unamortized debt issuance cost related to the issuance of the NOK 552.5 million convertible bond issued in 2001 of NOK 31.2 million were transferred to shareholders' equity at time of conversion of the convertible bonds in February 2002. Amortization expense of NOK 10.2 million, NOK 31.8 million and NOK 39.9 million are included in financial

                         OCEAN RIG ASA AND SUBSIDIARIES
expenses in 2000, 2001 and 2002, respectively. The unamortized debt issuance costs of NOK 83.2 million are included in non-current receivables and other assets as of December 31, 2002.

NOTE 14. INCOME TAXES

     The tax effect of temporary differences and tax loss carry forwards giving rise to deferred tax assets (liabilities) were as follows as of December 31, 2001 and 2002:

                                                                         DECEMBER 31,
                                                                   -------------------------
                                                                       2001          2002
                                                                                 AS RESTATED
                                                                   -----------   -----------
                                                                       NOK           NOK
                                                                     (AMOUNTS IN THOUSANDS)
Accelerated depreciation of assets for book purposes                   89,965             -
Accrued expenses                                                        3,083         2,437
Tax loss carryforwards                                                617,529       650,217
                                                                   -----------   -----------
Total deferred tax assets                                             710,577       652,654

Accelerated depreciation of assets for tax purposes                         -      (48,989)
Pension asset                                                           (863)       (1,911)
Capitalized interest expenses                                       (259,287)     (331,676)
                                                                   -----------   -----------
Total deferred tax liabilities                                      (260,150)     (382,576)

Less: valuation allowance                                           (450,524)     (270,078)
                                                                   -----------   -----------
NET DEFERRED TAX ASSETS                                                     -             -
                                                                   ===========   ===========

     Management believes significant uncertainty exists regarding the realizability of deferred tax assets. Accordingly, a valuation allowance has been recorded as of December 31, 2001 and 2002. The change in valuation allowance for the periods ended December 31, 2000, 2001 and 2002 was NOK 97.4 million, NOK 236.5 million and NOK -180.4 million, respectively.

                         OCEAN RIG ASA AND SUBSIDIARIES

Cumulative tax-loss carryforward amounts at December 31, 2002 expire as follows:


                                                            AS OF DECEMBER 31, 2002
                                                        ---------------------------------
YEAR                                                                   NOK
                                                              (AMOUNTS IN THOUSANDS)
2008                                                                             247,433
2009                                                                             437,740
2010                                                                             689,319
2011                                                                             933,709
2012                                                                              14,004
                                                        ---------------------------------
TOTAL                                                                          2,322,205
                                                        =================================


     A reconciliation between income tax expense at the statutory income tax for the years ended December 31, 2000, 2001 and 2002 to Oceans Rig's effective tax is as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------
                                                        2000          2001           2002
                                                                                 AS RESTATED
                                                     -----------   -----------   -----------
                                                         NOK           NOK           NOK
                                                               (AMOUNTS IN THOUSANDS)
28% tax of earnings/(loss) before income taxes         (92,320)     (229,356)       141,698
Difference in tax rate                                    (114)          156         (5,117)
Other permanent differences                             (4,756)       (5,231)        16,019
Deferred tax valuation allowance                        97,410       234,760       (152,578)
                                                     -----------   -----------   -----------
INCOME TAX EXPENSE                                         220           329             22
                                                     ===========   ===========   ===========


All current tax amounts are related to operations in the United States.

NOTE 15. EARNINGS/(LOSS) PER SHARE

     Basic earnings/(loss) per share are computed by dividing net loss by the weighted average number of common shares outstanding during the period.

    DILUTED
                                                                                 WEIGHTED
                   EARNINGS (LOSS)                             EARNINGS (LOSS)   AVERAGE       DILUTED
                    APPLICABLE      WEIGHTED         BASIC      APPLICABLE TO     SHARES      EARNINGS
                     TO COMMON   AVERAGE SHARES    EARNINGS/       DILUTED     OUTSTANDING   (LOSS) PER
                      SHARES       OUTSTANDING    (LOSS) PER        SHARES       DILUTED        SHARE
                    (NUMERATOR)   (DENOMINATOR)   SHARE AMOUNT   (NUMERATOR)   DENOMINATOR     AMOUNT
                   -------------- -------------  ------------- -------------   ------------  -----------
                        NOK            NOK            NOK           NOK             NOK          NOK

BASIC AND DILUTED
EARNINGS (LOSS)
PER SHARE                    AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE INFORMATION

For the year
ended December
31, 2000:              (329,934)        40,553       (8.14)      (329,934)       40,E553     (8.14)

For the year
ended December
31, 2001:              (819,457)        51,749      (15.84)      (819,457)       51,749     (15.84)




                         OCEAN RIG ASA AND SUBSIDIARIES

                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)



For the year
ended December
31, 2002 as
restated:               506,043        190,739        2.65        514,343       276,454       1.86



     Potentially dilutive securities are included in the calculation of weighted average shares outstanding for calculating diluted earnings per share. Potentially dilutive securities are not included in the computation if the inclusion of such securities are anti-dilutive.

At December 31, 2002 the company's share capital was comprised of 492,886,851 shares.

Reconciliation for calculation of basic and dilutive earning (loss) per share:

NUMERATOR:
                                          YEAR ENDED DECEMBER 31,
                                   --------------------------------------
                                      2000         2001           2002
                                                              AS RESTATED
                                   ------------  ----------   -----------
Income (loss) applicable to
common shares                        (329,934)   (819,457)       506,043
Financial expense attributable to
mandatory convertible debt                   -           -         8,300
                                   ------------  ----------   -----------
Income (loss) applicable for
calculation of dilutive earnings
(loss) per share                     (329,934)   (819,457)       514,343
                                   ============  ==========   ===========

DENOMINATOR:
                                          YEAR ENDED DECEMBER 31,
                                   --------------------------------------
                                       2000         2001          2002
                                   ------------  ----------   -----------
Basic weighted average shares
outstanding                            40,553       51,749       190,739
Effect of dilutive securities:
Mandatory convertible debt                   -           -        67,600
Warrants                                     -           -        18,115
                                   ------------  ----------   -----------
Diluted weighted average shares
outstanding                             40,553      51,749       276,454
                                   ============  ==========   ===========


NOTE 16. RELATED PARTY TRANSACTIONS

                                                        PAYMENTS TO RELATED PARTIES
                                            ----------------------------------------------------
                                            TOTAL CONTRACT             YEAR ENDED DECEMBER 31,
                                                VALUE         2000         2001          2002
                                            -------------   ---------    ----------   ----------
                                                NOK           NOK           NOK          NOK
                                                           (AMOUNTS IN THOUSANDS)
Agreement regarding delivery of equipment
from Hydralift ASA for Leiv Eiriksson and
Eirik Raude (total for both rigs)              567,435       39,358        43,789       21,194


     Board member, Bjarne Skeie, sold his shares in Hydralift ASA in December 2002 and as of December 31, 2002, Hydralift ASA is no longer considered as related party to our Company. Transactions up until Mr. Skeie's sale of his shares in Hydralift ASA are included in the table above.

                         OCEAN RIG ASA AND SUBSIDIARIES

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

     Ocean Rig has issued a loan to Senior Vice President Operations Willy T0rhaug of NOK 1.2 million ($ 0.174 million). The loan is interest bearing and has quarterly installments over 5 years, ending 2007.

NOTE 17. PENSIONS

     The Company and its subsidiaries have pension schemes which are defined benefit plans and cover a total of 110 active employees.

     The plans are managed and funded through Norwegian life insurance companies. The plans' assets consist primarily of listed common stocks, corporate and government bonds and real estate investments.


                                                             AS OF DECEMBER 31,
                                                 -------------------------------------------
WEIGHTED AVERAGE ASSUMPTIONS AS OF DECEMBER 31,        2000           2001           2002
                                                 -------------  -------------  -------------
Discount rate                                            6.0%           6.0%           6.0%
Expected return on plan assets                           7.0%           7.0%           7.0%
Expected rate of compensation increases                  3.5%           3.5%           3.5%
Adjustments to the social security base                  3.0%           3.0%           3.0%

                                                           YEAR ENDED DECEMBER 31,
                                                 -------------------------------------------
                                                        2000           2001           2002
                                                 -------------  -------------  -------------
COMPONENTS OF NET PERIODIC PENSION COST FOR THE         NOK            NOK            NOK
YEAR ENDED DECEMBER 31,                                      (AMOUNTS IN THOUSANDS)

Service cost                                            4,037          4,069          4,784
Interest cost                                             750            802          1,002
Expected return on plan assets                           (835)        (1,022)        (1,417)
Amortization of unrecognized actuarial loss               117             81            141
Other pension cost                                        218            499          1,049
                                                 -------------  -------------  -------------
NET PERIODIC PENSION COST                               4,287          4,429          5,559
                                                 =============  =============  =============


                         OCEAN RIG ASA AND SUBSIDIARIES

                                                                     AS OF DECEMBER 31,
                                                                 ----------------------------
                                                                     2001           2002
                                                                 -------------  -------------
                                                                     NOK            NOK
                                                                     (AMOUNTS IN THOUSANDS)
CHANGE IN PENSION OBLIGATION
Pension obligation at beginning of year                                15,269         17,664
Service cost                                                            4,069          4,784
Interest cost                                                             802          1,002
Actuarial loss                                                        (2,476)          (967)
                                                                 -------------  -------------
Pension obligation at end of year                                      17,664         22,483

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year                         13,167         18,446
Actual return on plan assets                                            1,022           -868
Employer contribution                                                   4,257          8,150
                                                                 -------------  -------------
Fair value of plan assets at end of year                               18,446         25,728
                                                                 -------------  -------------
Funded status                                                             782          3,245
Unrecognized net transition asset/obligation                            2,302          3,580
                                                                 -------------  -------------
ACCRUED PENSIONS, NET                                                   3,084          6,825
                                                                 =============  =============


     The Company has a prepaid pension asset of NOK 6.8 million which is included in long-term receivables and other assets, while the Company's pension liability of NOK 0.6 million is included in long-term liabilities.


NOTE 18. SUPPLEMENTAL CASH FLOWS INFORMATION

                                                            YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------
                                                        2000          2001          2002
                                                        NOK           NOK           NOK
                                                             (AMOUNTS IN THOUSANDS)
Cash paid during the year for:
Interest, net of amounts capitalized                      -        15,750       172,856
Income taxes                                            207           220           329



NOTE 19. SHAREHOLDERS' EQUITY

COMMON SHARES

     There is only one class of common shares, and each common share is entitled to one vote. Dividends are proposed by the Board of Directors and subject to final approval by the Annual General Meeting based upon the Company's distributable equity, financial condition, results of operations and cash flows, as well as other factors the Board of Directors may deem relevant. In February 2002, the par value of the Company's shares was written down form NOK 30.0 per share to NOK 1.0 per share. As of December 31, 2002, the Company had authorized 727,567,170 shares at par value NOK 1.0, of which 492,886,851 shares were issued and outstanding.

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

     In February 2002, the Company's NOK 552.5 million Convertible Loan issued in November and December 2001 was converted to 73,666,666 shares in the Company at a conversion price of NOK 7.5 per share. The share capital increased by NOK
73.7 million and additional paid-in capital increased by NOK 447.7 million, net of share issue cost of NOK 31.2 million.

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

     In December 2002, a total of 3,142 shares were converted from the Company's Mandatory Convertible bond issued in August 2002 at an issue price of NOK 3.50 per share. The share capital increased by NOK 3,142.0 and the additional paid-in capital increased by NOK 7,858.0

RESTRICTED AND UNRESTRICTED RESERVES

     Funds for additional paid-in capital represent restricted reserves unavailable for dividend distributions. The level of these reserves is regulated by Norwegian law, and represents only part of the Company's total additional paid-in capital. The funds for additional paid-in capital amounted to NOK 5,103.7 million as of December 31, 2002.

     The net remaining additional paid-in capital and accumulated loss and comprehensive income represent unrestricted reserves which, according to Norwegian law, are available for dividend distributions. The unrestricted reserves amounted to NOK -859.9 million as of December 31, 2002.

NOTE 20. WARRANTS

At December 31, 2002, the following warrants were outstanding:

                                                           WARRANTS                       WARRANTS
                              NUMBER OF     WARRANTS       EXERCISED                     OUTSTANDING
                              WARRANTS       EXPIRED        DURING        SUBSCRIPTION     DECEMBER
                               GRANTED     DURING 2002       2002            PRICE         31, 2002
                              -----------  ------------   -----------    -------------   ------------
Warrants issued May/June
2002                          35,614,800    15,668,998             -         NOK 8.0      19,945,802
Warrants issued August/
September 2002                191,275,143       16,989    191,258,154        NOK 3.5               -
                              -----------  ------------   -----------                    -----------
TOTAL                         226,889,943   15,685,987    191,258,154                    19,945,802
                              ===========  ============   ===========                    ===========

     Any new shares issued by the Company following the exercise of warrants will be equal in all respect to other outstanding shares and will carry dividend rights from and including the date of which they are issued.


NOTE 21. SHARE OPTION PLANS

     On October 7, 1997, the Company's extraordinary general meeting approved a Share Option Plan for the Company's executive employees, key personnel and board members. The Board of Directors was authorized to grant up to 566,667 share options over the next 5 years. The authorization was withdrawn at the Company's general meeting on May 18, 2000. In the same meeting the Board of Directors was given authorization to grant up to 1,250,000 options to employees and members of the Board of Directors.

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

     On November 21, 2001, the board granted a total of 925,000 options to primary insiders and key employees, subject to existing options agreements being cancelled. The exercise price was set at NOK 7.50 per share. The expiration date of the options is November 21, 2006. The options vest over five years, with 20% becoming exercisable each year. Employees and board members who resign may exercise any fully vested options at any date on or before the expiration date. The options will become immediately vested upon a change of control of the Company or upon the sale of the Company's first two rigs, contingent upon continued employment.

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

     At the Company's Extraordinary General Meeting in August 2002, a new option plan was approved, authorizing the Board to grant up to 14,000,000 shares in the Company to employees and Board members of the Company, each with a subscription price of NOK 3.50 per share. Any previous granted options were withdrawn. Board members have the right to subscribe for up to 8,000,000 shares and employees to subscribe for up to 6,000,000 shares. The options may, at the discretion of the holder, be utilized in one or more rounds up to the total number of options. The options may be exercised at the earliest one year after the grant date. In the event of a mandatory bid on the Company, the options may be exercised earlier. 50% of the authorized options are contingent upon the completion date of Eirik Raude. Options not exercised within three years of grant date will expire without any compensation. The authorization is effective for two years and expires at the date of the Company's General Meeting in 2004.

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

At December 31, 2002 the following options were granted and outstanding:


                                EXERCISE       TOTAL                        EXPIRATION
                                 PRICE        OPTIONS      YEAR GRANTED        YEAR
                              -----------   -----------   -------------  --------------
Members of the Board of         NOK 3.50     4,000,000            2002            2005
Directors
Key employees of the Company    NOK 3.50     1,545,500            2002            2005


Activity in the Company's share option plans for the three years ended December 31, 2002 was as follows:

                                    EXERCISE PRICE        EXERCISE PRICE LESS
                                  GREATER THAN GRANT        THAN GRANT DATE
                                   DATE SHARE FAIR         SHARE FAIR VALUE          TOTAL
                                        VALUE
                               --------------------------------------------------------------
                                          WEIGHTED             WEIGHTED            WEIGHTED
                                          AVERAGE              AVERAGE             AVERAGE
                               NUMBER OF  EXERCISE  NUMBER OF  EXERCISE  NUMBER OF EXERCISE
                                 SHARES    PRICE     SHARES     PRICE     SHARES    PRICE
                               --------------------------------------------------------------
                                           (NOK)                (NOK)                 (NOK)

OUTSTANDING AT JANUARY 1, 2000    253,026     45.68     20,000   328.88    273,026    66.43

Granted                           710,000     42.54    220,000    41.16    930,000    42.21
Cancelled                       (253,026)     88.99    (20,000)  345.66   (273,026)  107.79
                               -----------           -----------         -----------
OUTSTANDING AT DECEMBER 31,      710,000      42.54    220,000    41.16    930,000    42.21
2000

Granted                                 -         -    925,000      7.50    925,000     7.50
Cancelled                       (710,000)     42.54   (20,000)     41.16  (730,000)    42.50
                               -----------          -----------          -----------
OUTSTANDING   AT  DECEMBER  31,
2001                                    -         -  1,125,000     13.48  1,125,000    13.48

GRANTED                                 -         - 11,091,000      3.50 11,091,000     3.50
EXPIRED                                 -         - (5,545,500)     3.50 (5,545,500)    3.50
CANCELLED                               -         - (1,125,000)    13.48 (1,125,000)   13.38
                                                    -----------          -----------
OUTSTANDING   AT  DECEMBER  31,         -         -  5,545,500      3.50  5,545,500     3.50
2002                           ===========          ===========          ===========



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

The following table summarizes the estimated fair value of the Company's financial instruments as of December 31, 2001 and 2002:


                                                          AS OF DECEMBER 31,
                                         ------------------------------------------------------
                                                   2001                         2002
                                         --------------------------   -------------------------
                                          CARRYING        FAIR        CARRYING         FAIR
                                           AMOUNT         VALUE         AMOUNT        VALUE
                                         ------------  ------------   -----------   -----------
                                             NOK           NOK           NOK           NOK
                                                        (AMOUNTS IN THOUSANDS)
Cash and cash equivalents                    170,205       170,205       137,346       137,346
Restricted cash                              253,494       253,494         8,627         8,627
USD short-term debt                           -                                        108,757
                                                       -                 114,796
Long-term debt                             4,007,109     3,596,459     3,105,494     2,812,922
Convertible loans                          1,052,500     1,061,950     1,062,452       513,428


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

     The fair value of debt is determined by reference to the market value of the Company's publicly traded debt instruments, as well as comparably rated debt instruments at these dates.

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

     The vast majority of the Company's borrowings are with financial institutions and other professional investors.

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

INSURANCE

     The Company has obtained insurance for the assessed market value of the rigs. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company. Moreover, the Company's insurance coverage may not protect against loss of income. The occurrence of casualty or loss against which the Company is not fully insured could have a material adverse effect on the Company's results of operations and financial condition.

ENVIRONMENTAL MATTERS

     The Company's operations may involve the use or handling of materials that may be classified as environmentally hazardous substances. Environmental laws and regulations applicable in the countries in which the Company intends to conduct operations have generally become more stringent. Such laws and regulations may expose the Company to liability for the conduct of or for conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such actions were taken. In recent years, increased concern has been raised over protection of the environment. Offshore drilling in certain areas has been opposed by environmental groups, and, in certain areas, has been restricted. To the extent new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry in general or the offshore drilling industry in particular, the Company's business or prospects could be materially adversely affected. The amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production for oil and gas for political, economic, environmental, or other reasons could have a material adverse effect on the Company's business, operating results or financial condition. The Company cannot predict the extent to which future earnings may be affected by compliance with any such new legislation or regulations. In addition, the Company may become subject to additional laws and regulations as a result of future vessel operation or relocation or other operations of the Company being conducted in jurisdictions in which it is not currently operating.

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

     The Company expects to maintain insurance coverage against certain environmental liabilities, including pollution caused by sudden and accidental oil spills. There can be no assurance, however, that such insurance will be obtained, will continue to be available or carried by the Company or, if available and carried, will be adequate to cover the Company's liability in all circumstances, which could have a material adverse effect on the Company's business, operating results and financial conditions.

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

As of December 31, 2002, future minimum lease payments under non-cancelable operating leases with an initial term of one year or more were as follows:

                                               OPERATING LEASES
                                             ---------------------
                                                      NOK
                                            (AMOUNTS IN THOUSANDS)

2003                                                        3,490
2004                                                        1,880
2005                                                        1,195
                                             ---------------------
TOTAL MINIMUM LEASE PAYMENTS                                6,565
                                             =====================

The Company recorded rent expense for 2000, 2001 and 2002 in the amount of NOK
4.0 million, NOK 4.5 million and NOK 4.5 million, respectively.


NOTE 24. SEGMENT INFORMATION

     Ocean Rig has two reportable segments, as defined by SFAS 131: (1) offshore drilling operations and (2) rig management. Offshore drilling operations have mainly been directed to the follow up of construction contracts and marketing of the Company's rigs.

     The accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies". Ocean Rig evaluates the performance of its segments and allocates resources to them based on revenue, operating expenses, interest income, interest expenses, net income and assets.

The table below presents information about reported segments for the years ending December 31, 2000, 2001 and 2002:


                                                        OFFSHORE
                                                        DRILLING         RIG
                                                       OPERATIONS     MANAGEMENT      TOTAL
                                                      ------------  -------------  -----------
                                                          NOK           NOK           NOK

YEAR ENDED DECEMBER 31, 2000                                  (AMOUNTS IN THOUSANDS)
Revenues                                                                  13,749       13,749
Operating expenses                                        167,070          9,481      176,551
Interest and financial income                             147,344          2,012      149,356
Interest and financial expense                           (315,790)          (478)    (316,268)
Net (loss) income                                        (322,003)        (7,931)    (329,934)

Total assets                                            6,855,438         13,353    6,869,791


YEAR ENDED DECEMBER 31, 2001
Revenues                                                        -         10,538       10,538

Operating expenses                                        712,766          3,688      716,454
Interest and financial income                              75,940            785       76,725
Interest and financial expense                           (189,857)           (80)    (189,937)
Net (loss) income                                        (814,017)        (5,440)    (819,457)


Total assets                                            8,166,009         22,349    8,188,358


                         OCEAN RIG ASA AND SUBSIDIARIES


YEAR ENDED DECEMBER 31, 2002 AS RESTATED
Revenues                                                  504,347         29,984      534,331

Operating expenses                                        678,820         34,769      713,589
Interest and financial income                             984,864          1,499      986,363
Interest and financial expense                           (299,205)        (1,835)    (301,040)
Net (loss) income                                         511,164         (5,121)     506,043

Total assets                                            9,176,305         18,299    9,194,604


     The Company's two rigs commenced operations in 2002 and for the year ended December 31, 2002, 94% of consolidated revenues come from operations of the Company's two drilling rigs under the respective drilling contracts. For the year ended December 31, 2001, consolidated revenues came from other rig management operations. Other rig management operations offers services to external companies as well as to Leiv Eiriksson and Eirik Raude and is based in Norway.

     The Company's two rigs, Leiv Eiriksson and Eirik Raude, commenced operations in February 2002 and November 2002, respectively. During 2002 Leiv Eirksson have been drilling under a drilling contract with ExxonMobil offshore Angola and Eirk Raude have been operating offshore Canada on a drilling contract with EnCana Corporation. Other offshore drilling operations services are primarily performed in Norway.

Geographic segment information offshore drilling operations as restated:


                               LEIV
                            EIRIKSSON,       EIRIK RAUDE,    ADMINISTRATION
                              ANGOLA            CANADA           NORWAY           TOTAL
                           --------------   --------------   --------------   -------------
                                NOK              NOK              NOK             NOK

                                                 (AMOUNTS IN THOUSANDS)
External revenues                455,175           49,172                0         504,347
Operating expenses               367,214          150,544            1,455         519,213
Depreciation                     128,409           30,835              363         159,607
Operating loss                  (40,448)        (132,207)          (1,818)       (174,473)
Net financial items             (12,522)          270,355          427,826         685,659
Net loss before income taxes    (52,970)          138,148          426,008         511,186
Net loss                        (52,970)          138,148          425,986         511,164
Total assets, external         3,530,104        5,268,594          305,896       9,104,594
Investments                       10,329        1,815,358           78,617       1,904,304



NOTE 25. SUBSEQUENT EVENTS

SUBSEQUENT PRIVATE PLACEMENT OF SHARES IN JANUARY 2003

     The Company conducted a subsequent private placement of shares in January 2003, issuing 35,151,298 shares for a subscription price of NOK 1.0 per share. As a result, the Company's share capital increased by NOK 35.2 million. Net proceeds to the Company totaled NOK 32.8 million, after reduction for share issuance cost totaling NOK 2.4 million.

FIRST OPTIONAL WELL UNDER THE CONTRACT WITH EXXONMOBIL EXERCISED

     In February 2002, Esso exploration Angola Limited exercised its first option for a further well under the contract for Leiv Eiriksson offshore Angola, West-Africa.

CONVERSION OF MANDATORY CONVERTIBLE BOND AND ISSUE OF NEW SHARES

     During January and May 2003 a total of 487,713 shares were converted from the Company's Mandatory Convertible Bond at a conversion price of NOK 3.50 per share. Further, 8 new shares were issued in connection with the reverse share split approved by the General Meeting in May 2003 at a subscription price of NOK
1.0 per share. Share capital was increased by NOK 0.5 million and additional paid-in capital increased by NOK 1.2 million. Total shares following the registration of the share issue and conversion is 528,525,870.

EXTENSION OF THE FINAL INSTALLMENT OF THE USD SHORT TERM LOAN

     In May 2003, the Company exercised its option to extend the final installment on its May 2002 USD short term loan by three months, until August 13, 2003.

REVERSE SHARE SPLIT

     The Annual General Meeting held on May 16, 2003 approved a reverse share split of 10:1. Accordingly, the Company's total number of shares will be reduced from 528,525,870 to 52,852,587 shares. As of May 21, 2003 the Company's share traded with a par value of NOK 10 .0 per share. In the future financial statements, the comparative earnings (loss) per share figures will be retroactively restated to reflect the share split as if it had occurred as of the beginning of each period presented.

ADJUSTMENT OF CONVERSIONS PRICES FOR CONVERTIBLE BONDS

     As a result of the reverse share split, the conversion rate for the Company's convertible bonds are adjusted proportionately to account for the 10:1 reverse share split. Effective as of May 21, 2003 the Company's convertible bonds have the following conversion prices:

     o Mandatory Convertible Bond 2000/2005 is convertible at a price of NOK 35.0 per share.

     o 13% Subordinated Convertible Bond 2002/2005 is convertible at a price of NOK 228.30 per share.

     o 11% Subordinated Convertible Bond 2000/2005 is convertible at a price of NOK 244.50 per share.

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

SHARE OPTION PLAN TO MEMBERS OF THE BOARD OF DIRECTORS AND MANAGEMENT OF THE COMPANY

     At the Company's Ordinary General Meeting on May 16, 2003, an option plan was approved, authorizing the Board to grant up to 8,800,000 options to buy shares in the Company to management and Board members of the Company. Up to 1,800,000 and 800,000 options may be granted to the Chairman of the Board and each of the other board members, respectively. Up to 3,000,000 options may be granted to the management of the Company.

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

     Any options outstanding under the plan authorized by the Company's Extraordinary General Meeting in August 2002 were cancelled.

CONTRACT WITH IMPERIAL OIL RESOURCE VENTURES LIMITED

     On June 6, 2003 Ocean Rig was awarded a contract with Imperial Oil Resource Ventures Limited to drill offshore Nova Scotia upon completion of the EnCana contract firm period. Drilling under this contract with Imperial Oil is expected to commence around July 1, 2003. The estimated duration of this work is approximately 50 to 60 days.

NOTE 26. LIQUIDITY

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered recurring losses from operations and has insufficient capital that raises substantial doubt about its ability to continue as a going concern. To strengthen the Company's working capital, the Company completed a share issue in January 2003. Further, the Company amended the terms of its loan with its bank syndicate, which resulted in changes to the requirement for minimum cash covenant and delays in the timing of certain principal installments. Management expects that the Company's liquidity at the beginning of 2003 together with expected cash flows from operations in 2003 and the share issuance in January will be sufficient to cover interest payments and installments on loans in 2003, however, the Company cannot give any guarantees in relation to its future generation of cash flows. There can be no assurance that the Company will be successful in its planned operations and be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

NOTE 27. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN NORWAY AND THE UNITED STATES

     The financial statements are prepared in accordance with the generally accepted accounting principles in Norway ("Norwegian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP").

The major differences between Norwegian GAAP and U.S. GAAP for Ocean Rig are summarized below:

                                                            YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------
                                                        2000         2001          2002
                                                                                AS RESTATED
                                                     -----------   ----------   ------------
                                                        NOK           NOK           NOK
                                                              (AMOUNTS IN THOUSANDS)
Net income (loss) in accordance with Norwegian GAAP   (329,934)     (819,457)       506,043

Share options plan (a)
   Accrued compensation cost                            (2,082)        2,013             69
   Accrued social security tax                             189          (182)            (7)
    Troubled debt restucturing                               -             -         26,432
                                                     ---------------------------------------
NET INCOME (LOSS) IN ACCORDANCE WITH U.S. GAAP        (331,827)     (817,626)       532,537
                                                     ===========   ==========   ============

                                                                      AS OF DECEMBER 31,
                                                                   -------------------------
                                                                      2001           2002
                                                                                 AS RESTATED
                                                                   ------------  ------------
                                                                      NOK            NOK
                                                                   (AMOUNTS IN THOUSANDS)
Shareholders' equity in accordance with Norwegian GAAP             2,803,288      4,736,717
GAAP
Share options (a)
   Accrued compensation cost                                             (69)             -
   Unearned stock compensation                                            69              -
   Accrued social security tax                                             7              -
     Troubled debt restructuring (c)                                       -         26,432
                                                                   ----------   ------------
SHAREHOLDERS' EQUITY IN ACCORDANCE WITH U.S. GAAP                  2,803,295      4,763,149
                                                                   ==========   ============

The change in shareholders' equity in accordance with U.S. GAAP is as follows:

                                                               AS OF DECEMBER 31,
                                                     ---------------------------------------
                                                        2000          2001           2002
                                                                                 AS RESTATED
                                                     -----------   -----------   -----------
                                                         NOK           NOK           NOK
                                                              (AMOUNTS IN THOUSANDS)
Beginning of year                                     3,167,902     3,175,595     2,803,295
Comprehensive loss:
     Net loss in accordance with U.S. GAAP             (331,827)     (817,626)       532,537
     Unearned stock compensation                          2,082        (2,013)          (69)
     Translation differences                                (90)        2,628           (51)
                                                     -----------   -----------   -----------
     Comprehensive income and (loss)                  2,838,067      (817,011)      532,417
                                                     -----------   -----------   -----------
     Share issuances, net of issuance cost              337,528       444,711     1,427,437

                                                     -----------   -----------   -----------
END OF YEAR                                           3,175,595     2,803,295     4,763,149
                                                     ===========   ===========   ===========

The components of shareholders' equity in accordance with U.S. GAAP are as follows as of December 31, 2001 and 2002:

                                                                      AS OF DECEMBER 31,
                                                                   -------------------------
                                                                      2001           2002
                                                                                 AS RESTATED
                                                                   -----------   -----------
                                                                      NOK            NOK
                                                                    (AMOUNTS IN THOUSANDS)
Share capital                                                       1,682,316       492,887
Additional paid-in capital                                          2,539,516     5,174,638
Accumulated deficit                                                (1,418,606)    (904,307)
Unearned stock compensation                                                69          (69)
                                                                   -----------   -----------
TOTAL                                                               2,803,295     4,763,149
                                                                   ===========   ===========

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

     In accordance with statement of Financial Accounting Standards (SFAS 123) pro-forma information is required to be shown based upon a calculation of the fair value of the options granted estimated using an option-pricing model. The Company's option pricing model is based upon the Black-Scholes model and the information is shown in Note 23, Share Option Plans.

                         OCEAN RIG ASA AND SUBSIDIARIES

B) HEDGE ACCOUNTING

     The Company maintains cash accounts in U.S. dollars to hedge foreign exchange risk related to its USD. Under Norwegian GAAP, the Company's USD cash accounts, including restricted cash, are translated at the hedged rate, which is the historical spot rate of the purchase of USD or the forward contract rate obtained to purchase U.S. dollars.

     Under U.S. GAAP, the Company's policy qualifies for hedge accounting, however, the U.S. cash account, used as a hedging instrument, would be translated at the year-end exchange rate and the resulting gain or loss would be deferred on the balance sheet.

The Company did not have any hedge transactions outstanding at December 31, 2001 or 2002.

C) TROUBLED DEBT RESTRUCTURING

     Under US GAAP, if a creditor for economic or legal reasons related to a debtor's financial difficulties grants a concession to the debtor that it would not otherwise consider, a restructuring of debt constitutes a troubled debt restructuring. US GAAP defines a mathematical formula to determine if a creditor has granted a concession. Based on this formula, the exchange of a portion of the USD Short Term Loan and the Convertible Bonds 2000 into the Mandatory Convertible Bond 2002 qualifies as a troubled debt restructuring. Under Norwegian GAAP, the exchange has been accounted for as an extinguishment of debt, resulting in a net loss of NOK 20.3 million. This net loss is reversed to reconcile to US GAAP. Under US GAAP, the troubled debt restructuring resulted in a gain of NOK 5.5 million (earnings per share; Basic 0.03, Diluted 0.02). Under accounting for troubled debt restructuring, subsequent to the exchange interest expense is recognized at the effective interest rate to amortize from the carrying value to the undiscounted future cash payments under the Mandatory Convertible Bond 2002. As a result, interest expense for the period from the date of the exchange until December 31, 2002 was NOK 0.6 million less according to US GAAP than under Norwegian GAAP.

DISCLOSURE OF DERIVATIVE FINANCIAL INSTRUMENTS

     The Company's policies in respect of foreign currency and interest rate risk management and the related use of financial instruments are set out in Item 11 of this annual report, "Quantitative and Qualitative Disclosures About Market Risk". Short-term creditors have been excluded from the following analyses.

A) BORROWINGS ANALYZED BY MATURITY DATE

                                               NOTES      CONVERTIBLE       2002         2001
                                             AND LOANS      LOANS          TOTAL         TOTAL
                                             (MILLIONS    (MILLIONS      (MILLIONS     (MILLIONS
                                                OF            OF            OF            OF
                                             DOLLARS)      DOLLARS)       DOLLARS)     DOLLARS)
                                             ----------   -----------    -----------   ----------
Due within one year (1)                           16.5             -           16.5         61.6
Due between two and five years                       -         153.1          153.1        155.7
Due after five years                             445.8             -          445.8        350.0
                                             ----------   -----------    -----------   ----------
                                                 462.3         153.1          615.4        567.3
                                             ==========   ===========    ===========   ==========



                         OCEAN RIG ASA AND SUBSIDIARIES

                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

-----------------
(1) - Balance as of December 31, 2002 comprise of USD 13.1 million and USD 3.4 million representing short-term portion of long-term debt. Balance as of December 31, 2001 represents convertible bonds that were converted to shares in the Company in February 2003.


                                                                              2002         2001
                                                                             TOTAL        TOTAL
Loans repayable after five years comprised of:                            (MILLIONS     (MILLIONS
                                                                         OF DOLLARS)    OF DOLLARS)
                                                                         -----------   ----------
10 1/4% senior secured notes due 2008                                        225.0        225.0
Floating rate senior secured loans due 2008, LIBOR+4.75%                     125.0        125.0
Floating  rate senior  secured  loans due 2008 LIBOR + 1.75% - 2.75% (1)      95.8            -
                                                                         -----------   ----------
                                                                              445.8        350.0
                                                                         ===========   ==========

----------------
(1) -Loan balance USD 95.8 million, net of short-term part of long-term debt of USD 3.4 million.


B)   FINANCIAL LIABILITIES ANALYZED BY CURRENCY AND INTEREST RATE RISK PROFILE

                                          FLOATING       FIXED RATE         2002           2001
                                         RATE AMOUNT       AMOUNT           TOTAL         TOTAL
                                          (MILLIONS      (MILLIONS       (MILLIONS      (MILLIONS
CURRENCY:                                OF DOLLARS)     OF DOLLARS)     OF DOLLARS)    OF DOLLARS)
                                         ------------    ----------    ------------   -----------
Norwegian kroner                                   -         153.1           153.1         117.3
US dollar                                       99.2             -            99.2         100.0
US dollar                                      125.0         238.1           363.1         350.0
                                         ------------    ----------    ------------   -----------
                                               224.2         391.2           615.4         567.3
                                         ============    ==========    ============   ===========

     At December 31, 2002 and 2001, the weighted average interest rate on the fixed rate financial liabilities was 10.9% and 11.5%, respectively. Floating rate financial liabilities bear interest rates based on the 3-month US dollar London inter-bank offer rate (LIBOR) plus 4.75% for the USD 125 million loan and plus interest at a variable margin of 1.75% to 2.75% depending on the rigs' contract situation for the USD 99.2 million loan.

C) FINANCIAL ASSETS ANALYZED BY CURRENCY AND INTEREST RATE RISK PROFILE

                                                           CASH AND
                                            RESTRICTED       CASH           2002          2001
CURRENCY:                                     CASH        EQUIVALENTS      TOTAL         TOTAL
                                            (MILLIONS      (MILLIONS     (MILLIONS     (MILLIONS
                                            OF DOLLARS    OF DOLLARS    OF DOLLARS    OF DOLLARS
                                             DOLLARS)      DOLLARS)       DOLLARS)      DOLLARS)
                                            ----------    ----------    -----------   -----------
Norwegian kroner                                0.710        10.709         11.419        17.082
Canadian dollar                                 0.118         4.477          4.595
US dollar                                       0,414         4.593          5.007        30.140
                                            ----------    ----------    -----------   -----------
                                                1,242        19,779         21.021        47.222
                                            ==========    ==========    ===========   ===========

The financial assets earn interest at floating rates and comprise of restricted cash and cash equivalents.

FINANCIAL INSTRUMENTS

     Where necessary under the Company's risk management policy, the Company may enter into derivative financial instruments to hedge its exposure to foreign currency exchange rate risk and interest rate. The Company does not enter into derivative financial instruments for trading purposes. The

Company only enters into contracts with parties that are highly rated international financial institutions. Management believes that risk of loss is remote and in any event would be immaterial to the consolidated net financial position of the Company.

     The accounting policies for the Company's derivative financial instruments are disclosed in Note 1 to the Consolidated Financial Statements. The Company had no derivative financial instruments outstanding at December 31, 2002.

EFFECT OF RECENT PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity must measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure the change shall be the credit-adjustment risk-free rate that existed when the liability was initially measured. That amount is to be recognized as an increase in the carrying amount of the liability as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not expect an impact from adoption of SFAS 143.

     In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or
(b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. The Company is currently in the process of evaluating the impact of the adoption of Interpretation 46.

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

                         OCEAN RIG ASA AND SUBSIDIARIES

NOTE 28. SUPPLEMENTAL GUARANTOR INFORMATION

     The Senior Secured Notes and 1998 Loans offered by Ocean Rig Norway AS are fully and unconditionally guaranteed on a joint and several basis by Ocean Rig ASA, Ocean Rig 1 AS and Ocean Rig 2 AS, and are collateralized by the shares and assets of Ocean Rig 1 AS and Ocean Rig 2 AS. The 2002 Loans incurred by Ocean Rig 2 AS are fully and unconditionally guaranteed on a joint and several basis by Ocean Rig ASA and Ocean Rig Norway AS and are collateralized by the shares and assets of Ocean Rig 2 AS.

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

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                       PARENT    SUBSIDIARY  NON-GUARANTOR ELIMINATION CONSOLIDATED
                              ISSUER  GUARANTOR   GUARANTOR   SUBSIDIARIES   ENTRIES      TOTALS
                              ----------------------------------------------------------------------
                                                                 OCEAN RIG 3 AS
                                                                     AND
                             OCEAN RIG           OCEAN RIG 1     OCEAN RIG 4 AS
                              NORWAY    OCEAN       AS AND         AND OTHER          OCEAN RIG ASA
                                AS     RIG ASA   OCEAN RIG 2      NON-GUARANTOR         AND OTHER
                                                      AS          SUBSIDIARIES         SUBSIDIARIES
                              ----------------------------------------------------------------------
                               NOK       NOK          NOK           NOK       NOK          NOK
                                                        (AMOUNTS IN THOUSANDS)

Operating revenues             28,880    28,880            -       71,648   (115,659)      13,749
Operating expenses:
  Salaries and other                -    11,163            -       39,595     (5,279)      45,479
   personnel expenses
  Other operating and
   administrative expense      28,880   119,677       30,009       55,417   (106,732)     127,251
  Depreciation and
   amortization and                 -       917            -        2,903         -         3,821
   asset impairment losses
  Equity in investee losses    69,944   657,287            -            -   (727,231)           -
                              ----------------------------------------------------------------------
TOTAL OPERATING EXPENSES       98,824   789,044       30,009       97,915   (839,242)     176,551
                              ----------------------------------------------------------------------

OPERATING LOSS                (69,944) (760,164)     (30,009)     (26,267)   723,583     (162,802)
                              ----------------------------------------------------------------------
Interest and other financial
 income                         7,528   128,397       10,474        2,956          1      149,356
Interest and other financial
 expenses                    (600,928)  (32,555)     (16,747)        (587)   334,549     (316,268)
                              ----------------------------------------------------------------------
NET FINANCIAL INCOME
(EXPENSE)                     (593,400)  95,842       (6,273)       2,369    334,550     (166,912)
                              ----------------------------------------------------------------------

LOSS BEFORE TAXES             (663,344)(664,322)     (36,282)     (23,898) 1,058,133     (329,714)
                              ----------------------------------------------------------------------

Income taxes                        -         -            -       (2,491)     2,271         (220)
                              ----------------------------------------------------------------------
NET (LOSS) INCOME IN
ACCORDANCE WITH NORWEGIAN
GAAP                          (663,344)(664,322)     (36,282)     (26,389) 1,014,986     (329,934)
                              ----------------------------------------------------------------------
NET (LOSS)  INCOME IN
ACCORDANCE WITH U.S. GAAP     (663,344)(666,225)     (36,282)     (26,389) 1,014,986     (331,827)
                              ======================================================================


                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001


                                       PARENT    SUBSIDIARY  NON-GUARANTOR ELIMINATION CONSOLIDATED
                              ISSUER  GUARANTOR   GUARANTOR   SUBSIDIARIES   ENTRIES      TOTALS
                              ----------------------------------------------------------------------
                             OCEAN RIG            OR 1 AS      OR 3 AS, OR 4
                              NORWAY    OCEAN     AND OR 2      AS AND OTHER           OCEAN RIG
                                AS     RIG ASA       AS         NON-GUARANTOR           ASA AND
                                                      AS         SUBSIDIARIES        SUBSIDIARIES
                              ----------------------------------------------------------------------
                               NOK       NOK          NOK           NOK       NOK          NOK
                                                        (AMOUNTS IN THOUSANDS)

Operating revenues             75,294     75,294          -       146,073      286,123      10,538
Operating expenses:
 Salaries and
  personnel expenses                -     20,909      6,105        83,271            -     110,285
 Other operating and
  administrative expenses      75,369    141,476    346,007        68,330     (280,184)    350,998
 Depreciation,
  amortization and asset
  impairment write down             -    298,500     12,116       242,578     (298,023)    255,171
 Equity in investee losses    732,802    830,509                            (1,563,311           -
                             --------- --------- ---------- ------------- ------------ -----------
TOTAL OPERATING EXPENSES      808,171  1,291,394    364,228       394,179   (2,141,518)   716,454
                             --------- --------- ---------- ------------- ------------ -----------
OPERATING INCOME (LOSS)      (732,877)(1,216,100)  (364,228)     (248,106)   1,855,395   (705,916)
                             --------- --------- ---------- ------------- ------------ -----------

Interest and other
 financial income                 572     19,760     54,767         1,626           -      76,725
Interest and other
 financial expenses          (405,166)   (72,249)  (166,837)         (585)     454,900   (189,937)
                             --------- --------- ---------- ------------- ------------ -----------
NET FINANCIAL INCOME
(EXPENSE)                    (404,594)   (52,489)  (112,070)        1,041      454,900   (113,212)
                             --------- --------- ---------- ------------- ------------ -----------
LOSS BEFORE TAXES          (1,137,471)(1,268,589)  (476,298)     (247,065)   2,310,295   (819,128)
                             --------- --------- ---------- ------------- ------------ -----------
Income taxes                        -         -          -         (3,332)       3,003       (329)
                             --------- --------- ---------- ------------- ------------ -----------

NET (LOSS) INCOME IN
ACCORDANCE WITH NORWEGIAN
GAAP                       (1,137,471) (1,268,589) (476,298)     (250,397)   2,313,298   (819,457)
                             --------- ---------- ---------- ------------- ------------ -----------
NET (LOSS) INCOME IN       (1,137,471) (1,266,758) (476,298)     (250,397)   2,313,298   (817,626)
ACCORDANCE WITH U.S. GAAP   ========== ========== ========== ============= ============ ===========


                       CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                       FOR THE YEAR ENDED DECEMBER 31, 2002 AS RESTATED


                                       PARENT    SUBSIDIARY  NON-GUARANTOR ELIMINATION CONSOLIDATED
                              ISSUER  GUARANTOR   GUARANTOR   SUBSIDIARIES   ENTRIES      TOTALS
                              ----------------------------------------------------------------------
                                                                 OCEAN RIG 3 AS
                                                                     AND
                             OCEAN RIG           OCEAN RIG 1     OCEAN RIG 4 AS
                              NORWAY    OCEAN       AS AND         AND OTHER          OCEAN RIG ASA
                                AS     RIG ASA   OCEAN RIG 2      NON-GUARANTOR         AND OTHER
                                                      AS          SUBSIDIARIES         SUBSIDIARIES
                              ----------------------------------------------------------------------
                               NOK       NOK          NOK           NOK       NOK          NOK
                                                        (AMOUNTS IN THOUSANDS)

Operating revenues             76,187   76,187      367,319      265,237 (250,599)      534,331
Operating expenses:
  Salaries and other
   personnel expenses               -   20,005       50,558       95,633   (1,861)      164,335
  Other operating and
   administrative expenses     76,178   58,971      295,588      186,722 (228,791)      388,668
  Depreciation and
   amortization and
   asset impairment losses          -    6,646      136,250        1,060   16,630       160,586
  Equity in investee losses   187,041  (42,187)           -            - (144,854)            -
                             --------- ---------  -----------  ---------- ----------  ----------
TOTAL OPERATING EXPENSES      263,219   43,435      482,396      283,415 (358,876)      713,589
                             --------- ---------  -----------  ---------- ----------  ----------

OPERATING LOSS               (187,032) (32,752)    (115,077)     (18,178) 108,277      (179,258)
                             --------- ---------  -----------  ---------- ----------  ----------

Interest and other            798,117   80,011      228,057       13,684 (133,506)      986,363
 financial income
Interest and other           (533,842)(162,182)     (23,175)     (16,835) 434,994      (301,040)
 financial expenses
                             --------- ---------  -----------  ---------- ----------  ----------
NET FINANCIAL INCOME          264,275  (82,171)     204,882       (3,151) 301,488       685,323
 (EXPENSE)                   --------- ---------  -----------  ---------- ----------  ----------

LOSS BEFORE TAXES              77,243  (49,419)      89,805      (21,329) 409,765       506,065
                             --------- ---------  -----------  ---------- ----------  ----------
Income taxes                         -        -           -          950     (972)          -22
                             --------- ---------  -----------  ---------- ----------  ----------

NET (LOSS) INCOME IN
ACCORDANCE WITH NORWEGIAN      77,243  (49,419)      89,805      (20,379) 408,793       506,043
GAAP                         --------- ---------  -----------  ---------- ----------  ----------

NET (LOSS)  INCOME IN
ACCORDANCE WITH U.S. GAAP      77,243  (22,925)      89,805      (20,379) 408,793       532,537
                             ========= =========  ===========  ========== ==========  ==========



                      CONDENSED CONSOLIDATED BALANCE SHEETS
                             AS OF DECEMBER 31, 2001

                                       PARENT    SUBSIDIARY  NON-GUARANTOR ELIMINATION CONSOLIDATED
                              ISSUER  GUARANTOR   GUARANTOR   SUBSIDIARIES   ENTRIES      TOTALS
                              ----------------------------------------------------------------------
                             OCEAN RIG            OR 1 AS      OR 3 AS, OR 4
                              NORWAY    OCEAN     AND OR 2      AS AND OTHER           OCEAN RIG
                                AS     RIG ASA       AS         NON-GUARANTOR           ASA AND
                                                      AS         SUBSIDIARIES        SUBSIDIARIES
                              ----------------------------------------------------------------------
                               NOK       NOK          NOK           NOK       NOK          NOK
                                                        (AMOUNTS IN THOUSANDS)
ASSETS
Construction-in-progress             -           -  3,052,131       359,137    555,229    3,966,497
Machinery and equipment              -         311  3,018,298         1,896    585,067    3,605,542
Long term receivables and
 other assets                    56,053     51,772     19,163         4,309          -      131,297
Intercompany loan receivable  5,630,206    267,578    180,319        23,718  (6,101,821)          -
Investment at equity                 -   2,398,049          -             -  (2,398,049)          -
                               --------  ---------- ---------- ------------- ---------- ------------
TOTAL NON-CURRENT ASSETS      5,686,259  2,717,710  6,269,911       389,060  (7,359,604)  7,703,336
                               --------  ---------- ---------- ------------- ---------- ------------

Other current assets                 -       3,091     49,682         8,550          -       61,323
Restricted cash                      -       6,219    245,030         2,245          -      253,494
Cash and cash equivalents           134    133,362     28,420         8,289          -      170,205
                               --------  ---------- ---------- ------------- ---------- ------------
TOTAL CURRENT ASSETS                134    142,672    323,132        19,084          -      485,022
                               --------  ---------- ---------- ------------- ---------- ------------
TOTAL ASSETS                  5,686,393  2,860,382  6,593,043       408,144  (7,359,604)  8,188,358
                               ========  ========== ========== ============= ========== ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Share capital                  2,239,907 1,682,316    256,600         1,113  (2,497,620)  1,682,316
Other equity                    (145,153)  (27,886)  (359,343)     (297,074)  1,950,428   1,120,972
                               -------- ---------- ---------- ------------- ---------- -------------
TOTAL SHAREHOLDERS' EQUITY     2,094,754 1,654,430   (102,743)     (295,961)  (547,192)    2,803,288
                               -------- ---------- ---------- ------------- ---------- ------------

Pension liabilities                   -      1,088          -             -          -        1,088
Intercompany loan payable             -         51  5,712,324       690,399  (6,402,774)          -
Convertible loans                     -  1,052,500          -             -          -    1,052,500
Long-term debt                 3,158,750        -     848,359         1,032      (1,032)  4,007,109
Accumulated losses of
unconsolidated losses in
excess of investment             408,606          -          -             -   (408,606)          -
                               -------- ---------- ---------- ------------- ---------- ------------
TOTAL LONG-TERM LIABILITIES    3,567,356 1,053,639  6,560,683       691,431  (6,812,412)  5,060,697
                               -------- ---------- ---------- ------------- ---------- ------------
Accounts payable                      -      6,334     78,880         4,338          -       89,552
Other current liabilities         24,283   145,979     56,223         8,336          -      234,821
                               -------- ---------- ---------- ------------- ---------- ------------
TOTAL CURRENT LIABILITIES         24,283   152,313    135,103        12,674          -      324,373
                               -------- ---------- ---------- ------------- ---------- ------------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY IN
ACCORDANCE WITH NORWEGIAN
GAAP                           5,686,393 2,860,382  6,593,043       408,144  (7,359,604) 8,188,358
                               -------- ---------- ---------- ------------- ---------- ------------
SHAREHOLDERS' EQUITY IN
ACCORDANCE WITH U.S. GAAP      2,094,754 1,654,437   (102,743)     (295,961)   (547,192) 2,803,295
                               ======== ========== ========== ============= ========== ============

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                       AS OF DECEMBER 31, 2002 AS RESTATED

                                       PARENT    SUBSIDIARY  NON-GUARANTOR ELIMINATION CONSOLIDATED
                              ISSUER  GUARANTOR   GUARANTOR   SUBSIDIARIES   ENTRIES      TOTALS
                              ----------------------------------------------------------------------
                                                                 OCEAN RIG 3 AS
                                                                     AND
                             OCEAN RIG           OCEAN RIG 1     OCEAN RIG 4 AS
                              NORWAY    OCEAN       AS AND         AND OTHER          OCEAN RIG ASA
                                AS     RIG ASA   OCEAN RIG 2      NON-GUARANTOR         AND OTHER
                                                      AS          SUBSIDIARIES         SUBSIDIARIES
                              ----------------------------------------------------------------------
                               NOK       NOK          NOK           NOK       NOK          NOK
                                                        (AMOUNTS IN THOUSANDS)
ASSETS

Machinery and equipment             -      78,601    7,354,603        2,399  1,398,798    8,834,401
Long-term receivables and
other assets                     47,305    30,641        8,421        7,553         -        93,920
Intercompany loan receivable  5,931,657    14,093       69,530       22,273 (6,037,553)           -
Investment at equity            174,353 3,965,124            -            - (4,139,477)           -
                              --------- -----------  ------------  -------- -----------  ----------
TOTAL NON-CURRENT ASSETS      6,153,315 4,088,459    7,432,554       32,225 (8,778,232)  8,928,321
                              --------- -----------  ------------  -------- -----------  ----------

Other current assets                -       6,110       80,188       34,454       (442)    120,310
Restricted cash                     -       1,275        3,700        3,652         -        8,627
Cash and cash equivalents         106      83,196       39,060       14,984         -      137,346
                              --------- -----------  ------------  -------- -----------  ----------
TOTAL CURRENT ASSETS              106      90,581      122,948       53,090       (442)    266,283
                              --------- -----------  ------------  -------- -----------  ----------

TOTAL ASSETS                  6,153,421 4,179,040    7,555,502       85,315 (8,778,674)  9,194,604
                              --------- -----------  ------------  -------- -----------  ----------

Share capital                 2,699,651   492,887      504,100        1,105 (3,204,856)    492,887
Other equity                    997,234 2,539,568      252,963     (317,484)   771,549   4,243,830
                              --------- -----------  ------------  -------- -----------  ----------
TOTAL SHAREHOLDERS' EQUITY    3,696,885 3,032,455      757,063     (316,379)(2,433,307)  4,736,717
                              --------- -----------  ------------  -------- -----------  ----------

Pension liabilities                 -         591            -            -         -          591
Intercompany loans payable          -       5,691    5,979,545      359,633 (6,344,869)
Notes and loans, convertible  2,438,100   996,143      667,393           60        (59)  4,101,637
debt
Accumulated losses of
unconsolidated losses in            -         -            -            -         -            -
excess of investment          --------- -----------  ------------  -------- -----------  ----------
TOTAL LONG-TERM  LIABILITIES  2,438,100 1,002,425    6,646,938      359,693 (6,344,928)  4,102,228
                              --------- -----------  ------------  -------- -----------  ----------

COMMITMENTS AND CONTINGENCIES

Accounts payable                    -       5,908       44,306        8,985       -         59,199
Short term loan                     -      84,322          -            -         -         84,322
Other current liabilities        18,436    53,930      107,195       33,016       (439)    212,138
                              --------- -----------  ------------  -------- -----------  ----------
TOTAL CURRENT LIABILITIES        18,436   144,160      151,501       42,001       (439)    355,659
                              --------- -----------  ------------  -------- -----------  ----------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY IN
ACCORDANCE WITH NORWEGIAN
GAAP                          6,153,421 4,179,040    7,555,502       85,315 (8,778,674)  9,194,604
                              --------- -----------  ------------  -------- -----------  ----------
SHAREHOLDERS' EQUITY IN
ACCORDANCE WITH U.S. GAAP     3,696,885 3,058,887      757,063     (316,379)(2,433,307)  4,763,149
                              ========= ===========  ============  ========= ==========  ==========


                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                      PARENT    SUBSIDIARY  NON-GUARANTOR ELIMINATION CONSOLIDATED
                              ISSUER  GUARANTOR   GUARANTOR   SUBSIDIARIES   ENTRIES      TOTALS
                              ----------------------------------------------------------------------
                                                                 OCEAN RIG 3 AS
                                                                     AND
                             OCEAN RIG           OCEAN RIG 1     OCEAN RIG 4 AS
                              NORWAY    OCEAN       AS AND         AND OTHER          OCEAN RIG ASA
                                AS     RIG ASA   OCEAN RIG 2      NON-GUARANTOR         AND OTHER
                                                      AS          SUBSIDIARIES         SUBSIDIARIES
                              ----------------------------------------------------------------------
                               NOK       NOK          NOK           NOK       NOK          NOK
                                                        (AMOUNTS IN THOUSANDS)
CASH FLOWS FROM OPERATING
ACTIVITIES:
Net loss                     (663,344)  (664,322)     (36,282)     (26,389) 1,060,404   (329,934)
Adjustments to reconcile
net (loss) income to net
cash provided by (used in)
operating activities:
  Equity in investee
   losses                      69,944    657,284            -            -   (727,231)          -
  Depreciation and
   amortization                 8,745      1,341            -        2,903      1,833      14,822
  Asset impairment
    write-down
  Net unrealized foreign
    exchange loss             280,278    (5,603)      (1,785)        (211)        877     273,556
Changes in operating assets
 and liabilities:
   Other current assets            (1)   (3,049)      (3,777)        (210)       (889)       (372)
   Accounts payable                 -    (5,281)      26,159          (42)      1,548      22,384
   Other liabilities               375    4,960          (62)          48     (15,214)     (9,893)
                             --------- ----------  ------------  ----------  ---------  ---------
NET CASH (USED IN) PROVIDED
BY OPERATING ACTIVITIES       (304,003) (14,667)      (8,193)     (23,901)   (321,328)    (29,437)
                             --------- ----------  ------------  ----------  ---------  ---------

CASH FLOWS FROM INVESTING
ACTIVITIES:
Payments related to                  -       -      (921,352)      (1,805)   (309,099) (1,232,256)
building contracts and
machinery and equipment
   Change in restricted
    cash                         1,371  (10,503)     484,570         (220)         -      475,218
   Net change in
   long-term receivables      (396,470)(789,553)     449,118       49,122     687,772         (11)
    and intercompany
    balances
                             --------- ----------  ------------  ----------  ---------  ---------
NET CASH PROVIDED BY (USED
IN) INVESTING ACTIVITIES     (395,099) (800,056)      12,336       47,097     378,673    (757,049)
                             --------- ----------  ------------  ----------  ---------  ---------

CASH FLOWS FROM FINANCING
    ACTIVITIES:
   Proceeds from the
   issuance common shares      700,000  337,528            -            -    (700,000)     337,528
   Net proceeds from
   issuance of long term
   debt                              -   480,171           -            -           -      480,171
                             --------- ----------  ------------  ----------  ---------  ----------
NET CASH PROVIDED BY
FINANCING ACTIVITIES           700,000   817,699           -            -    (700,000)     817,699
                             --------- ----------  ------------  ----------  ---------  ----------
Effect of exchange rate
changes in cash                     72     4,772        1,785           73         -       6,702
                             --------- ----------  ------------  ----------  ---------  ----------

NET INCREASE IN CASH DURING
THE YEAR                           970     7,748        5,928       23,269         -      37,915

CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR             2,487   534,147       19,483       19,686         -     578,803
                             --------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
AT END OF YEAR                   3,457   541,895       25,411       42,955         -     613,718
                             --------------------------------------------------------------------


                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                      PARENT    SUBSIDIARY  NON-GUARANTOR ELIMINATION CONSOLIDATED
                              ISSUER  GUARANTOR   GUARANTOR   SUBSIDIARIES   ENTRIES      TOTALS
                              ----------------------------------------------------------------------
                                                                 OCEAN RIG 3 AS
                                                                     AND
                             OCEAN RIG           OCEAN RIG 1     OCEAN RIG 4 AS
                              NORWAY    OCEAN       AS AND         AND OTHER          OCEAN RIG ASA
                                AS     RIG ASA   OCEAN RIG 2      NON-GUARANTOR             AND
                                                      AS          SUBSIDIARIES         SUBSIDIARIES
                              ----------------------------------------------------------------------
                               NOK       NOK          NOK           NOK       NOK          NOK
                                                        (AMOUNTS IN THOUSANDS)

CASH FLOWS FROM OPERATING
ACTIVITIES:
Net loss                     (1,137,471 (1,268,589)  (476,298)    (250,397) 2,313,298   (819,457)
Adjustments to reconcile
net (loss) income to net
cash provided by (used in)
operating activities:
  Equity in investee            732,802    830,509          -            - (1,563,311)         -
   losses
  Depreciation and                8,746    302,422     31,279      242,578   (298,023)   287,002
   amortization
  Asset impairment                    -          -          -            -          -          -
   write-down
  Net unrealized foreign
   exchange loss                 78,399      (423)    (24,134)         160      2,700     56,702
  Changes in operating assets
   and liabilities:
    Other current assets              -     1,813     (49,675)        8,925   (5,632)    (44,569)
    Accounts payable                  -      (995)     44,287         1,193    5,633      50,118
    Other liabilities            (4,579)  112,395     (38,431)         (370)  (7,705)     61,310
                             -----------  ---------  ------------  --------- ---------  ---------
NET CASH (USED IN) PROVIDED
BY OPERATING ACTIVITIES        (322,103)  (22,868)   (512,972)        2,089   446,960   (408,894)
                             -----------  ---------  ------------  --------- ---------  ---------

CASH FLOWS FROM INVESTING
ACTIVITIES:
   Payments related to
    building contracts and           -         94  (1,122,641)          300 (441,751) (1,563,998)
    machinery and equipment
   Change in restricted            254      5,434    (222,212)       (1,011)       -    (217,535)
    cash
   Investment in
    subsidiaries              (513,000)(1,512,094)          -            -  2,025,094          -
   Net change in
   long-term receivables      (680,240)   145,854     562,951       (36,373     3,549     (4,259)
    and intercompany
    balances
                             -----------  ---------  ------------  --------- ---------  ---------
NET CASH PROVIDED BY (USED
IN) INVESTING ACTIVITIES     (1,192,986)(1,360,712)  (781,902)     (37,084) 1,586,892 (1,785,792)
                             -----------  ---------  ------------  --------- ---------  ---------

CASH FLOWS FROM FINANCING
ACTIVITIES:
   Proceeds from the
    issuance common shares    1,511,765   444,711     513,000          329 (2,025,094)   444,711
   Net proceeds from
    issuance of long term
    debt                              -   521,344     794,110            -          -  1,315,454
                             -----------  ---------  ------------  --------- ---------  ---------
NET CASH PROVIDED BY
FINANCING ACTIVITIES          1,511,765   966,055   1,307,110          329 (2,025,094) 1,760,165
                             -----------  ---------  ------------  --------- ---------  ---------

Effect of exchange rate
changes in cash                       1       234      (9,227)           -         -     (8,992)
                             -----------  ---------  ------------  --------- ---------  ---------

NET INCREASE IN CASH DURING
THE YEAR                         (3,323) (417,291)      3,009      (34,666)     8,758  (443,513)

CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR              3,457   541,895      25,411       42,955         -     613,718
                             -----------  ---------  ------------  --------- ---------  ---------
CASH AND CASH EQUIVALENTS
AT  END OF YEAR                     134   124,604      28,420        8,289      8,758    170,205
                             -----------  ---------  ------------  --------- ---------  ---------

                           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          FOR THE YEAR ENDED DECEMBER 31, 2002 AS RESTATED

                                      PARENT    SUBSIDIARY  NON-GUARANTOR ELIMINATION CONSOLIDATED
                              ISSUER  GUARANTOR   GUARANTOR   SUBSIDIARIES   ENTRIES      TOTALS
                              ----------------------------------------------------------------------
                                                                 OCEAN RIG 3 AS
                                                                     AND
                             OCEAN RIG           OCEAN RIG 1     OCEAN RIG 4 AS
                              NORWAY    OCEAN       AS AND         AND OTHER          OCEAN RIG ASA
                                AS     RIG ASA   OCEAN RIG 2      NON-GUARANTOR             AND
                                                      AS          SUBSIDIARIES         SUBSIDIARIES
                              ----------------------------------------------------------------------
                               NOK       NOK          NOK           NOK       NOK          NOK
                                                        (AMOUNTS IN THOUSANDS)

CASH FLOWS FROM OPERATING
ACTIVITIES:
Net income/(loss)             77,243  (49,419)       89,805     (21,329)   409,743     506,043
Adjustments to reconcile
net (loss) income to net
cash provided by (used in)
operating activities:
   Equity in investee        187,041  (42,187)            -            -  (144,854)           -
    losses
   Depreciation and            8,748    86,275      204,428        1,060    16,630     317,141
    amortization
   Gain/loss from sale             -         -            -      (18,007)   20,258       2,251
    of assets
   Net unrealized foreign   (720,646)     (756)    (480,071)         730   282,415   (918,328)
    exchange gain/loss
Changes in operating assets
  and liabilities:
   Other current assets            -    (3,019)     (25,090)     (29,933)     (945)   (58,987)
   Accounts payable                -      (426)     (34,574)       4,647         -    (30,353)
   Other liabilities         (5,847)  (92,545)       20,391       24,637    94,880      41,516
                             -------- ----------  -----------  ---------- ---------  -----------
NET CASH (USED IN) PROVIDED
BY OPERATING ACTIVITIES      (453,461) (102,077)    (225,111)     (38,195)   678,127   (140,717)
                             --------- ---------  -----------  ---------- ---------- ------------

CASH FLOWS FROM INVESTING
ACTIVITIES:
  Payments related to
  building contracts              -     (78,572)  (1,448,848)       1,735   (376,999) (1,906,154)
   and machinery and equipment
  Change in restricted            -       4,944      241,329        1,406         -      244,867
   cash
  Sale of fixed assets                                            377,313         17     377,330

  Net change in
   long-term receivables
   and intercompany        (1,071,451)(1,275,377)    685,729     (329,277) 1,993,743       3,367
    balances
                             --------- ---------  -----------  ---------- ---------- ------------
NET CASH PROVIDED BY (USED
IN) INVESTING ACTIVITIES    (1,071,451(1,349,005)   (521,790)      44,895  1,616,761  (1,280,590)
                             --------- ---------  -----------  ---------- ---------- ------------

CASH FLOWS FROM FINANCING
ACTIVITIES:
   Proceeds from the
   issuance common shares    1,524,888   831,484      770,000           - (2,294,888)    831,484
                             ---------- --------- -----------  ---------- ----------- -----------
   Proceeds from issuance
   of long term debt                 -   578,453     (12,355)           -         -     566,098
                             ----------  -------- -----------  ---------- ----------  -----------
NET CASH PROVIDED BY
FINANCING ACTIVITIES                 - 1,409,937     757,645            - (2,294,888)  1,397,582
                             ---------- --------- ------------ ---------- ----------- ------------

Effect of exchange rate
changes in cash                    (4)    (9,021)       (105)         (4)         -       (9,134)
                             ---------- --------- ------------ ---------- ----------- ------------

NET INCREASE IN CASH DURING
THE YEAR                          (28)   (50,166)     10,639       6,696          -      (32,859)

CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR              134    133,362      28,421       8,288          -      170,205
                             ---------- --------- ------------ ---------- ----------- ------------
CASH AND CASH EQUIVALENTS
AT END OF YEAR                    106     83,196      39,060      14,984          -      137,346
                             ---------- --------- ------------ ---------- ----------- ------------


NOTE 29. EXPLANATORY NOTE


     The financial statements have been restated to correct an unintentional error in the company's 2002 financial accounts. Instead of Norwegian kroner, Canadian dollars were used as the functional currency of the Canadian branch of Ocean Rig 2 AS, effecting the currency translation of the historical cost of approximately one third of the book value of the drilling rig "Eirik Raude" under both Norwegian and US GAAP. As a further consequence of the application of a different functional currency of the branch, the interest and other financial expenses for 2002 was reduced by a reversal of a recorded unrealized currency expense.

     The table below shows the effect of the correction of the unintentional error on the total assets, total shareholders equity, net income and on basic-and diluted earnings per share under Norwegian GAAP:


                                            YEAR ENDED DECEMBER 31, 2002
                              ------------------ -------------------- -----------------

                                                      EFFECT OF
                                  REPORTED            ADJUSTMENT           RESTATED
                              ------------------ -------------------- -----------------
                                     NOK                 NOK                NOK
                                   AMOUNTS IN THOUSANDS, EXCEPT PER-SHARE DATA

Total Assets                          8,915,927              278,677         9,194,604
Total shareholder's equity            4,458,040                              4,736,717

Net income                              209,128              296,915           506,043
Basic earnings per share                   1.10                 1.55              2.65
Diluted earnings per share                 0.79                 1.07              1.86


ITEM 19. EXHIBITS

   EXHIBIT                                                                              PAGE
   NUMBER                                                                              NUMBER
               DESCRIPTION

     1.1* Articles of association of the Company (incorporated by reference -- to Exhibits 3.1, 3.2, 3.3 and 3.4 to our registration statement on Form F-4 (Registration Statement No. 333-9110)).

     2.1* Undertaking to furnish a copy of the instruments relating to our 78
          (1) 13% subordinated convertible bonds due 2005 and (2) 11% subordinated convertible bonds due 2005.

     2.2* Indenture, dated May 27, 1998, among Ocean Rig Norway AS, Ocean Rig --
          ASA, Ocean Rig 1 AS, Ocean Rig 2 AS and the Chase Manhattan Bank
          (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-4).

     2.3* Form of Note for 10 1/4% senior secured notes due 2008 (incorporated
          -- by reference to Exhibit 4.1 to our registration statement on Form
          F-4).

     8.1* Significant subsidiaries (please see Item 4, "Information on our --
          Company--Organizational Structure" of this Form 20-F).


     12.1 Certification of Chief Executive Officer Pursuant to Section 302 of 79
          the Sarbanes-Oxley Act of 2002

     12.2 Certification of Senior Vice-President, Accounting Pursuant to
          Section 302 of the Sarbanes-Oxley Act of 2002                           80

     13.1 Certification of Chief Executive Officer Pursuant to Section 906 of
          the Sarbanes-Oxley Act of 2002                                          81

     13.2 Certification of Senior Vice-President, Accounting Pursuant to          82
          Section 906 of the Sarbanes-Oxley Act of 2002


     * Previously filed as an exhibit to, or incorporated by reference as indicated in, our annual report on Form 20-F for the year ended December 31, 2002 filed onJune 30, 2003.


                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this amendment no. 1 to our annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Ocean Rig ASA



                                        KAI SOLBERG-HANSEN
                                       --------------------------
                                       /s/ KAI SOLBERG-HANSEN
                                       Kai Solberg-Hansen
                                       CEO

                                       MARCH 30, 2004
                                       ------------------------------------
                                       Date