Form 20-F
period 2003-12-31
OCEAN RIG ASA
filed 2004-06-30
CIK 1065952

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ----------------------------
                                    FORM 20-F

  (Mark One)

         |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

         |X|     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003

                                       OR

         |_|   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                        Commission file number: 333-9110

                                  OCEAN RIG ASA
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                KINGDOM OF NORWAY
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)
                                   KOPPHOLEN 4
                              4313 SANDNES, NORWAY

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


Number of outstanding shares of each of the Registrant's classes of capital or common stock as of December 31, 2003, the close of the period covered by the annual report: Common shares par value NOK 10 per share . . . . . . . 64,015,214

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

                            Item 17 |_|      Item 18 |X|

================================================================================

                                TABLE OF CONTENTS

                                                                                          Page
PART I    ..................................................................................1

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.............................1

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE...........................................1

ITEM 3.   KEY INFORMATION...................................................................1

ITEM 4.   INFORMATION ON OUR COMPANY.......................................................13

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................................23

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................................36

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................................41

ITEM 8.   FINANCIAL INFORMATION............................................................44

ITEM 9.   THE OFFER AND LISTING............................................................45

ITEM 10.  ADDITIONAL INFORMATION...........................................................46

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.......................49

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...........................50

PART II    ................................................................................50

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..................................50

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.....50

ITEM 15.  CONTROLS AND PROCEDURES..........................................................50

ITEM 16.  RESERVED.........................................................................51

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.................................................51

ITEM 16B. CODE OF ETHICS...................................................................51

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES...........................................52

ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES...........................52

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS ..............53

PART III  .................................................................................54

ITEM 17.  FINANCIAL STATEMENTS.............................................................54

ITEM 18.  FINANCIAL STATEMENTS.............................................................54

ITEM 19.  EXHIBITS........................................................................111


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

A.   SELECTED FINANCIAL DATA

     The following table presents selected consolidated financial information for Ocean Rig ASA and its consolidated subsidiaries. This information has been derived from, and should be read in conjunction with, our consolidated financial statements. Our consolidated financial statements for 2003 have been audited by Ernst & Young, independent accountants. Our consolidated financial statements for previous years have been audited by PricewaterhouseCoopers DA, independent accountants. See Note 26 to the financial statements included in Item 18 of this annual report for a discussion regarding our ability to continue as a going concern.

     Our consolidated financial statements as of December 31, 1999, 2000 , 2001, 2002 and 2003 and for the years ended December 31, 1999, 2000 , 2001, 2002 and 2003 have been prepared in accordance with generally accepted accounting principles in Norway, or Norwegian GAAP. For a discussion of certain differences between Norwegian GAAP and U.S. GAAP, see Note 27 to the financial statements included in Item 18. The data set forth below should be read in conjunction with
Item 5, "Operating and Financial Review and Prospects".

     Since our inception in 1996, our activities have been primarily directed at the development and marketing of our drilling rigs, and we did not commence earning any revenues from our planned principal operations, namely the operation and management of our rigs, until 2002.

                                                    YEAR ENDED DECEMBER 31,
                                  --------------------------------------------------------------
                                    1999       2000      2001     2002      2003      2003
                                  ----------   --------- --------- -------- --------  ----------
                                    NOK        NOK       NOK       NOK       NOK     USD (1)
                                   (AMOUNTS IN THOUSANDS, EXCEPT FOR PER-SHARE INFORMATION)
NORWEGIAN GAAP
INCOME STATEMENT DATA:
   Operating revenues               15,762    13,749    10,538   534,331     729,080    109,373
   Operating expenses:
       Salaries and other
       personnel expenses           29,841    45,479   110,285   164,335     119,963     17,996
                                    84,253   127,251   350,998   388,668     254,854     38,232
       Depreciation,
        amortization and asset
        impairment write down        2,211     3,821   255,171   160,586   1,588,868     238,354
       Exploration expenses              -         -         -         -      55,377       8,307
                                   --------  --------  --------  --------  ---------   ---------

Total operating expenses           116,305   176,551   716,454   713,589   2,019,062     302,889
                                   --------  --------  --------  --------  ---------   ---------

Operating loss                    (100,633) (162,802) (705,916) (179,258) (1,289,98)    (193,517)
                                   --------  --------  --------  --------  ---------   ---------

Net financial income (expense)     (17,409) (166,912) (113,212)  685,323   (210,525)     (31,582)
                                   --------  --------  --------  --------  ---------   ---------

Net (loss) income                 (118,249) (329,934) (819,457)  506,043  (1,500,50     (225,099)
                                   ========  ========  ========  ========  =========   =========
Basic earnings (loss) per share
 (2), (7)                           (65.80)   (81.40)  (158.40)    26.53     (27.50)       (4.12)
Diluted earnings (loss) per
 share (2), (7)                     (65.80)   (81.40)  (158.40)    18,61     (27.50)       (4.12)



                                     AS OF, OR FOR THE YEAR ENDED DECEMBER 31,
                          -----------------------------------------------------------------
                             1999       2000        2001        2002      2003      2003
                          ----------- ----------  ----------  ---------  -------- ---------
                             NOK         NOK         NOK        NOK        NOK    USD (1)
                                               (AMOUNTS IN THOUSANDS)
 BALANCE SHEET DATA:
   Cash and cash
    equivalents              575,803     613,718     170,205    137,346   112,174     16,828
   Restricted cash           511,117      35,959     253,494      8,627    33,966      5,095
   Total assets            6,046,118   6,869,791   8,188,358  9,164,604 7,609,776  1,141,581
   Total liabilities       2,878,216   3,694,385   5,385,070  4,457,887 4,149,911    622,549
   Capital stock           1,066,902   1,333,659   1,682,316    492,887   640,152     96,033
   Total shareholders'
    equity                 3,167,902   3,175,406   2,803,288  4,736,717 3,459,865    519,032

 OTHER FINANCIAL DATA:
   Capital expenditures
    (rig investments)      2,614,863   1,230,451   1,563,195  1,903,093    55,810      8,372
   EBITDA (3)                (98,422)   (158,981)   (450,745)   (18,672)  298,886     44,837
   Number of shares
    outstanding (4),(5),
    (7),                      35,563      44,455      56,077    492,887    64,015     64,015
   Dividends declared (6)          -           -           -          -         -          -

   US GAAP:
   Net (loss) income        (118,741)   (331,827)   (817,626)   532,537  (268,807)   (40,325)
   Total shareholders'
    equity                 3,167,902   3,175,595   2,803,295  4,763,149 4,717,997    707,770

-----------------------------
(1) Translation of amounts from Norwegian kroner (NOK) to United States dollars ($) has been made for the convenience of the reader using the noon buying rate as of December 31, 2003 of $1.00 = NOK 6.6660.
(2) The weighted average number of shares outstanding has been retroactively restated to reflect the reverse stock split (30:1) that took place in December 1999.
(3) EBITDA is defined as earnings before interest, tax, depreciation and amortization.



(4) As referenced in note (2) above, in December 1999, we carried out a reverse share split (30:1) whereby the par value of our shares was increased from NOK 1.0 to NOK 30.0 per share.
(5)  In February 2002, the nominal value of our shares was written down from NOK
     30.0 per share to NOK 1.0 per share.
(6)  No dividends were paid on our shares during these periods.
(7) In May 2003 the Company's General Meeting approved a reverse share split of 10:1 effective as of May 21, 2003. All EPS calculations have been restated.


     Presented below is the Company's EBITDA, defined as earnings before interest, tax, depreciation and amortization. The EBITDA figures are not intended to represent cash flows from operations as defined by Norwegian GAAP, and should not be considered an alternative to net income, as an indicator of the Company's operating performance or to cash flows from operations as a measure of liquidity. The EBITDA figures should only be used as information relating to the Company's operating activities and should be read in conjunction with comparable GAAP financial information of the Company located in the Company's financial statements and notes thereto. The Company frequently uses the EBITDA figures to measure operating results from operations before depreciation, interest items and taxes. The Company believes the EBITDA figures provide a good measure to better understand the operating results from the variable activities directly related to operations of the rigs such as utilization and operating regularity of the rigs as well as income rate and operating cost situations.

     2002 was the first year the Company had income from rig operating activities with Leiv Eiriksson in operation for ten months and Eirik Raude in operations for the last two months of the year, and 2003 marked the first full year of operations. Operating results for 2002 and 2003 are therefore not directly comparable with each other or to operating results in previous years.

EBITDA reconciliation:


                                                YEAR ENDED DECEMBER 31,
                          -----------------------------------------------------------------------
                            1999        2000        2001        2002        2003        2003
                             NOK         NOK         NOK         NOK         NOK        USD
EBITDA                      (98,422)   (158,981)   (450,745)    (18,672)    298,886     44,837
Depreciation, amortization   (2,211)     (3,821)   (255,171)   (160,586) (1,588,868)  (238,354)
Net financial income
(loss)                      (17,409)   (166,912)   (113,212)    685,323    (210,525)   (31,582)
Taxes                          (207)       (220)       (329)        (22)          -          -
                         -----------------------------------------------------------------------
Net income (loss)          (118,249)   (329,934)   (819,457)    506,043  (1,500,507)  (225,099)
                         -----------------------------------------------------------------------


EXCHANGE RATE INFORMATION

     Through the end of our 2003 fiscal year, our financial statements were prepared in Norwegian kroner ("kroner" or "NOK") and with Norwegian kroner as functional currency, except for Ocean Rig UK Ltd that had pounds sterling ("GBP") as its as functional currency. For the convenience of the reader, this annual report contains translations of certain kroner amounts into dollars at specified rates. These translations should not be construed as representations that the kroner amounts actually represent such dollar amounts or could be converted into dollars at those rates. Unless otherwise stated, the translations of kroner into dollars have been made at the rate of $1.00 = NOK 6.6660, which was the noon buying rate in the City of New York for cable transfers in Norwegian kroner as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003.

     The table below sets out the average exchange rate between the kroner and the U.S. dollar for each of the last five calendar years. The following exchange rates have been calculated using the average of the noon buying rates during each of the past five annual periods.



                               KRONER PER DOLLAR
                 -----------------------------------------------
YEAR              HIGH       LOW         END OF     AVERAGE(1)
                                         PERIOD
                 -----------------------------------------------
2003              7.66       6,64         6.67         7.08
2002              9.11       6.94         6.94         7.93
2001              9.45       8.54         8.97         9.03
2000              9.59       7.93         8.80         8.83
1999              8.10       7.40         8.01         7.84

(1) The average of the noon buying rates on the last business day of each month during the relevant period.

     The table below sets out the highest and lowest exchange rate between the kroner and the U.S. dollar for each of the six months preceding the filing of this annual report and for the current month to June 18, 2004:

                                     KRONER PER DOLLAR
-----------------------------------------------------------
PERIOD                             HIGH           LOW
-----------------------------------------------------------
December 2003.............         6.83          6.64
January 2004..............         7.07          6.66
February 2004.............         7.07          6.84
March 2004................         7.14          6.82
April 2004................         7.00          6.82
May 2004..................         6.97          6.70
June 2004 (through June 18,
  2004)...................         6.94          6.65

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

     We are substantially leveraged. As of December 31, 2003, we have USD 593.7 million outstanding in aggregate principal amount of indebtedness (including the 10 1/4% senior secured Notes issued by Ocean Rig Norway in 1998 (the "Notes"), the floating rate senior secured loans incurred by Ocean Rig Norway in 1998 (the "1998 Loans"), the Convertible Bonds issued by Ocean Rig ASA in 2000, the Fortis Facility incurred by Ocean Rig 2 AS in 2002 (the "Fortis Facility" or the "2002 Loans"), the Mandatory Convertible Bonds issued by Ocean Rig ASA in 2002, and the Senior Unsecured Bonds issued by Ocean Rig ASA in August 2003). Although the agreements governing our indebtedness limit the incurrence of additional indebtedness, under certain circumstances the amount of permitted additional indebtedness could be substantial. Our high degree of leverage could have important negative consequences for holders of our shares and bonds, including the possibility that:

o we may be unable to obtain additional financing in the future for working capital, capital expenditures, acquisitions, debt service requirements, general corporate purposes or other purposes,
o we may be required to use a substantial portion of our cash flow from operations to pay principal of and interest on our indebtedness, thereby reducing the funds available for other purposes, including our operations, marketing activities, future business opportunities and outfitting or construction of additional rigs,
o while the cash flow from our drilling rigs may be adequate to service the obligations under the Notes, the 1998 Loans and the Fortis Facility, any residual cash flow might not be available for servicing out remaining debt obligations, including the Convertible Bonds, the Mandatory Convertible Bonds and the Senior Unsecured Bonds, or for repayment of these obligations as they become due commencing in 2005,
o we may not have the flexibility to adjust to changing market conditions or the ability to withstand competitive pressures as a result of our leveraged position and the covenants contained in our debt instruments, thus putting the Company at a competitive disadvantage,
o we may be more vulnerable to a downturn in general economic conditions or in our business, or
o Ocean Rig's management's discretion with respect to certain business decisions may be restricted by covenants contained in the documents governing its indebtedness.

     We are dependent on revenues from our operations in order to make scheduled payments on our indebtedness. The success of our operations depends on many factors, including the level of drilling activity in the oil and gas industry, the proper functioning of our rigs, and numerous other factors that are beyond our control. We cannot guarantee that we will be able to achieve and maintain a level of cash flow from operations sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

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

     The Fortis facility contains restrictions on, among other things, minimum working capital and value adjusted equity (including market value of rigs). The Company was able to comply with all financial covenants throughout 2003, but did need to receive a waiver of the minimum working capital covenant from the banks throughout the 1st quarter of 2003. At December 31, 2003 and to the date of this report we have been in compliance with all financial covenants. We cannot guarantee that we will be able to satisfy these restrictions and comply with our financial covenants under this facility in the future. We may need to seek additional waivers in the future and cannot guarantee that the banks will grant such waivers. Any failure to comply with any covenants or obtain waivers could cause us to be in default under this facility.

WE MAY BE UNABLE TO SECURE ONGOING DRILLING CONTRACTS, AND THE CONTRACTS THAT WE ENTER INTO MAY NOT PROVIDE SUFFICIENT CASH FLOW TO MEET OUR OBLIGATIONS WITH RESPECT TO OUR INDEBTEDNESS.

     Ocean Rig's ability to meet its obligations under its indebtedness will depend on its ability to consistently secure drilling contracts for its rigs at sufficiently high day rates. Although one of our rigs, Eirik Raude, is currently operating, and we have been able to secure several additional contracts at competitive day rates for this rig which we anticipate will run through the end of 2005, these contracts are not long-term contracts, and the rig will likely experience certain periods off-hire in between contracts. In addition, delays under prior contracts could cause the Company to lose future contracts if the rig is not available to start work at the agreed date. Further, the rig will need to undergo certain upgrades as a condition to certain of these contracts. We may encounter unforeseen technical or other problems or a need for additional modifications or repairs during the upgrading process, which may prevent us from receiving the full day rate or earning bonuses until we are able to correct any such problems or make the necessary modifications. Our other rig, Leiv Eiriksson, is currently off-hire. While we have reached a letter of intent for a continuation of this rig's drilling program offshore Angola, this continuation is limited to one additional well. We cannot guarantee that we will be able to obtain this contract or any additional contracts for either rig upon the expiration or termination of current backlog.

     WE ARE SUBJECT TO THE VOLATILITY OF THE INDUSTRY IN WHICH WE OPERATE.

     Our ability to obtain long- or short-term drilling contracts is affected by conditions in the offshore petroleum industry, which can rapidly change as a result of:

o    political conditions in oil-producing regions,
o the inability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls,
o    actions of governmental authorities,
o    fluctuating levels of consumer demand,
o    weather conditions, and
o    overall economic conditions.

     Drilling contracts are traditionally awarded on a competitive bid basis. Intense price competition is often the primary factor in the awarding of contracts, although rig availability as well as quality and technical/operational capability of equipment are also major factors which are considered. We cannot predict the future level of demand for our services or future conditions in the oil and gas industry. If the oil and gas companies do not continue their recent increases in exploration, development and production expenditures, we may have difficulty securing drilling contracts, or we may be forced to enter into contracts at unattractive day rates. Either of these events could impair our ability to generate sufficient cash flow to make principal and interest payments under our indebtedness. In addition, we may be required to move our rigs from a region in which demand is low to another region in which demand is higher or day rates are more attractive. We would likely incur material expenses in connection with moving the rigs and the start-up of drilling operations, and those expenses probably would not be reimbursed by our customers.

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

     We are not likely to realize any material revenues for times during which our rigs are not under contract. However, we will continue to incur the expense of maintaining our rigs during idle periods. In addition, it could be expensive and time consuming for us to repair a damaged rig, to modify a rig to remedy failure in the construction or design of the rig or to replace faulty equipment. We cannot guarantee that all such costs would be covered by our insurance policy, and we may not be entitled to any compensation for lost revenues.

WE HAVE INCURRED OPERATING LOSSES EACH QUARTER SINCE THE INCEPTION OF OUR COMPANY AND WE CANNOT GUARANTEE THAT WE WILL NOT CONTINUE TO INCUR LOSSES.

     Ocean Rig was founded in 1996. We did not complete construction of our two rigs until 2002. As a result of the sizeable capital investments required to design and build our rigs, and the fact that 2003 was our first full year of opertion, we have reported total operating losses from our inception through December 31, 2003 of NOK 2,362.8 million (USD 354.5 million). We have only a limited history of managing or operating rigs. In light of the uncertainties associated with the volatility of demand for drilling rigs and our significant payment obligations under our indebtedness, we cannot guarantee that we will be able to operate profitably in the foreseeable future or to remain viable as an independent Company. We also cannot guarantee that the estimates of operating losses or cash flow will be accurate or that our need for additional capital to fund operating losses or capital investments will not continue substantially longer than expected.

OUR REVENUES DEPEND ON A SMALL NUMBER OF DRILLING RIGS, WHICH OPERATE IN HARSH ENVIRONMENTS AND COULD BE DAMAGED OR DESTROYED.

     Our operations are dependent on a small number of rigs. Eirik Raude is currently operating offshore Cuba and upon completion of that contract will be mobilized to the Shetland Isles and the North Sea, and Leiv Eiriksson is also located in unfavorable sea conditions and will be exposed to other risks inherent in deepwater drilling that may cause damage or loss. The replacement or repair of a rig could take a significant amount of time, and it is unlikely that we would have any right to compensation for lost revenues during that time. As long as we have only two rigs in operation, loss of or serious damage to one of the rigs would materially reduce our revenues for the time that a rig is out of operation. In light of the sophisticated design of the rigs, we may be unable to obtain a replacement rig that could perform under the conditions under which our rigs are expected to operate.

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

     We maintain insurance in accordance with industry standards. Our insurance is intended to cover normal risks in our current operations, including insurance against certain delays, property damage, war risk, general liability and environmental liabilities, including pollution caused by sudden and accidental oil spills, as necessary. Although we have obtained insurance for the full assessed market value of our rigs, insurance coverage may not under certain circumstances be available and if available we may not provide sufficient funds to protect Ocean Rig from all losses and liabilities that could result from our operations. The principal risks against which we may not be fully insured or insurable are environmental liabilities, which may result from a blowout or similar accident, and liabilities resulting from reservoir damage caused by our negligence. Moreover, any insurance is expected to be subject to substantial deductibles and to provide for premium adjustments based on claims, and our insurance coverage is not likely to protect fully, if at all, against loss of income. We may decide to maintain business interruption insurance with respect to our rigs, but if we do obtain that type of insurance, we may elect to discontinue it at any time. The occurrence of a casualty, loss or liability against which we are not fully insured could significantly reduce our revenues, make it financially impossible for us to obtain a replacement rig or to repair a damaged rig, cause Ocean Rig to pay fines or damages that may have priority over the payment obligations under the indebtedness or otherwise impair the ability to meet the obligations under the indebtedness and to operate profitably. In addition, we cannot guarantee that insurance will be available to Ocean Rig at all or on terms acceptable to us, that we will maintain insurance or, if Ocean Rig is so insured, that our policy will be adequate to cover our loss or liability in all cases.

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

     The number of participants in the contract offshore drilling industry is small and primarily consists of a few large, experienced contractors that have greater financial resources than us. Since we are a relatively new participant in this field and have a limited operating history, we may not be able to compete in the industry successfully. In addition, because of the relatively small size of our Company, we are not able to take advantage of economies of scale to the same extent as our larger competitors. In light of the high capital requirements inherent in the offshore drilling industry, we also may be unable to make future investments in new technologies or fleet expansion necessary for us to succeed in this industry, while our larger competitors' superior financial resources may enable them to respond more rapidly to changing market demands.

     The offshore contract drilling industry has historically been highly competitive and cyclical, and a sustained period of low oil and gas prices, deterioration in the economic conditions in a major industrialized or developing region or a general downturn in the world's industrialized economies could curtail spending by oil and gas companies and, as a result, lower demand for offshore contract drilling services. Therefore, we cannot predict whether market conditions will be favorable for our rigs. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we have. As a result, our competitors may be better able to withstand cyclical fluctuations in demand for offshore drilling and production and related services and better positioned to compete for existing demand for such services.

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

WE MAY LOSE KEY PERSONNEL OR BE UNABLE TO SECURE THE SERVICES OF A SUFFICIENT NUMBER OF QUALIFIED WORKERS FOR THE OPERATION OF OUR RIGS.

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

OUR OPERATIONS ARE SUBJECT TO A NUMBER OF RISKS THAT ARE INHERENT IN DOING BUSINESS ABROAD.

     We derive, and expect to derive in the future, a substantial portion of our revenues from the operation of our rigs outside such known jurisdictions as Norway, Canada and the United States, in locations including offshore Brazil and/or West Africa, and are in fact currently operating our first rig offshore Angola, and our second rig offshore Cuba. As a result, we are likely to be subject to certain political, economic and other risks inherent in doing business abroad, including the risk of war and civil disturbances, expropriation and the general hazards associated with assertions of national sovereignty over areas in which our rigs operate. Our operations abroad may face the additional risks of fluctuating currency values, hard currency shortages, controls of currency exchange and repatriation of income or capital, as well as liabilities related to taxes and import duties.

WE COULD BE SUBJECT TO SIGNIFICANT ENVIRONMENTAL LIABILITIES AS A RESULT OF THE NATURE OF OUR OPERATIONS.

     Our operations involve the use and/or disposal of materials that may be classified as hazardous substances. The environmental laws and regulations of the countries in which we may operate generally have become more stringent in recent years. Such laws and regulations may expose us to liability for the conduct of, or for conditions caused by, others, or for acts of Ocean Rig that were in compliance with all applicable laws at the time such actions were taken. In the past several years, protection of the environment has become a higher and more visible priority of many governments throughout the world. Offshore drilling in certain areas has been opposed by environmental groups and, in some areas, has been legally restricted. Our operations could be restricted and our rigs could become more expensive to operate if new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional environmental protection requirements. Moreover, we may have no right to compensation from our customers if our costs are increased through such governmental actions, and our operating margins may fall as a result.

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

     The operation of our rigs will require certain governmental approvals, the number and requirements of which cannot be determined until we identifiy the jurisdictions in which Ocean Rig will operate upon securing contracts for the rigs. Depending on the jurisdiction, these approvals may involve public hearings and costly undertakings on our part. We cannot guarantee that we will obtain such approvals or that such approvals will be obtained in a timely manner. If we fail to secure needed approvals or permits within certain time limits, our customers may have the right to terminate drilling contracts, or they may seek to renegotiate their contracts to Ocean Rig's detriment.

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

     Leiv Eiriksson, which serves as security for the Notes and 1998 Loans, and Eirik Raude, which serves as security for the Notes, 1998 Loans and 2002 Loans may be used and operated in international waters and jurisdictions other than the Bahamas. In fact, Leiv Eiriksson is currently operating offshore Angola, and Eirik Raude is currently operating offshore Cuba. We cannot assure you that, if enforcement proceedings are initiated against a particular rig, such rig will be located in a jurisdiction having the same procedures and lien priorities as the Bahamas and that the relative lien priority against other maritime liens will be as favorable as in the Bahamas. Other jurisdictions may provide no legal remedy for the enforcement of the mortgages securing the Notes or our other debt facilities, or a remedy dependent on court proceedings may be so expensive and time consuming as to be impracticable. Furthermore, certain jurisdictions, may not permit either rig to be sold prior to entry of a judgment, which could result in a lengthy delay that could lead to increased custodial costs, deterioration in the condition of the rig and substantial reduction in its value.

     Each of Ocean Rig 1 AS and Ocean Rig 2 AS as a subsidiary guarantor has the right in our discretion to change the registry and flag of Leiv Eiriksson or Eirik Raude subject to certain conditions.

We cannot assure you that the mortgage after such registry change will provide protection under applicable law comparable to the protection provided by Bahamian maritime law.

WE ARE DEPENDENT ON OUR OPERATING SUBSIDIARIES FOR INCOME.

     Both Ocean Rig ASA and its direct subsidiary, Ocean Rig Norway AS, are holding companies. Ocean Rig ASA and Ocean Rig Norway AS rely on income from dividends and advances from our operating subsidiaries, in paying the principal, premium, if any, interest on, and additional amounts, if any, with respect to our indebtedness. The ability of our subsidiaries to pay such dividends or make such distributions may be subject to, among other things, applicable laws and, under certain circumstances, restrictions contained in joint venture agreements and debt instruments that may be entered into in the future, which may affect our ability to meet our obligations with respect to our indebtedness. In addition, certain of our subsidiaries may in the future have covenants with respect to their outstanding debt which may restrict their ability to pay dividends in the event such subsidiary is not in compliance with financial maintenance tests included in such debt agreements.

OUR OPERATIONS AND FINANCING PLANS MAY BE ADVERSELY AFFECTED BY WAR, OTHER ARMED CONFLICTS AND TERRORIST ATTACKS.

     The war in Iraq, military tension involving North Korea, the terrorist attacks of 11 September 2001 and subsequent terrorist attacks and unrest have caused instability in the world's financial and commercial markets. This has in turn significantly increased political and economic instability in some of the geographic areas in which the Company operates and contributed to high levels of volatility in prices. This continuing instability as well as threats of war or armed conflicts elsewhere, may cause further disruption to financial and commercial markets and contribute to even higher levels of volatility in the prices, and impair the ability of Ocean Rig to secure future contracts or seek additional financing. In addition, acts of terrorism and threats of armed conflicts in or around various areas in which the Company operates could limit or disrupt the Company's markets and operations, including disruptions from evacuation of personnel, cancellation of contracts or the loss of personnel or assets.

ITEM 4. INFORMATION ON OUR COMPANY

A.   HISTORY AND DEVELOPMENT OF OUR COMPANY

     Our legal and commercial name is Ocean Rig ASA. We are a limited liability company incorporated in the Kingdom of Norway in 1996. Our principal executive and registered offices are located at Koppholen 4, P.O. Box 409, 4067 Stavanger, Norway. Our telephone number at that address is (47) 51 96 90 00. Our website is www.ocean-rig.com.

     We operated as a development stage company from our inception in 1996 until February 2002, when our first drilling rig, Leiv Eiriksson, commenced operations. Since inception, we have devoted substantially all of our efforts to the ongoing construction of our fleet of rigs, Leiv Eiriksson and Eirik Raude, and two baredecks: (1) designing, engineering and contracting with a baredeck construction yard in Dalian, China, outfitting yards in Mississippi and in Halifax, Canada, and various equipment suppliers for our rigs; (2) overseeing construction of the rigs; (3) raising capital; and (4) marketing the rigs. As Leiv Eiriksson began drilling operations in February 2002 and our second rig, Eirik Raude, was completed and commenced operations in November 2002, 2003 was our first full year in which we received revenues from the operation of rig drilling activities. We sold our two remaining baredecks in March 2002 to help fund completion costs for Eirik Raude. We have financed our operations primarily through the issuance of debt and equity securities and financial income generated from our investment of the proceeds from such issuances. Our principal capital expenditures in 2001 and 2002 were for the construction of our rigs. Our capital expenditures amounted to NOK 1.563 million ($ 234.5 million) in 2001, NOK 1.903 million ($ 285.5 million) in 2002 and NOK 55.8 million (USD 8.3 million) in 2003. As both rigs were completed by the end of 2002, our principal capital expenditures in 2003 through the date of this annual report have been related to upgrades and efficiency improvement on the rigs and to our participation in the Weymouth well offshore Nova Scotia. Reference is made to footnote 4 to the consolidated financial accounts. As of December 31, 2003, we had an accumulated operating loss on a consolidated basis of NOK 2.362.8 million ($354.4 million).

     The Fortis facility contains restrictions on, among other things, minimum working capital and value adjusted equity (including market value of rigs). The Company was able to comply with all financial covenants throughout 2003, but did need to receive a waiver of the minimum working capital covenant from the banks throughout the 1st quarter of 2003. From December 31, 2003 to date this report we have been in compliance with all financial covenants. See Note 11 to our consolidated financial statements for a more detailed discussion.

B.   BUSINESS OVERVIEW

     We were an Oslo-based publicly-listed company up until December 31, 2002. From January 1, 2003 we moved to Stavanger, Norway. We were formed in 1996 to construct, own and operate a fleet of high-specification semi-submersible drilling rigs for offshore oil and gas exploration and development drilling primarily in deepwater and harsh environments. Our activities since our inception have been largely limited to the ongoing construction of four Bingo 9000 fifth-generation semi-submersible drilling rigs: Rig No. 1 (Leiv Eiriksson), Rig No. 2 (Eirik Raude), Rig No. 3 and Rig No. 4, and to manage the operations of our two rigs since they were completed in 2002. Leiv Eiriksson and Eirik Raude are both operational, and the baredecks Rig No. 3 and Rig No. 4 were sold in March 2002 to help fund completion costs for Eirik Raude. The year 2003 was the first full year of operation for both rigs. The two rigs have proven their technical capabilities as well as their operational efficiency and safety. We believe that our rigs are among the most advanced in the world, capable of drilling in ultra-deep waters in excess of 8,000 feet using dynamic-positioning systems. See the discussion under "Rig Fleet" below for a more detailed description of our rigs.

STRATEGY

     We are committed to our strategy of creating maximum value for our shareholders and to be recognised as an independent world wide ultra-deepwater and harsh environment drilling contractor; taking advantage of the Company's position as the owner and operator of what we believe to be the two most modern and unique semi submersible drilling rigs in the world, and providing our customers with first class service quality with priority on safety and efficiency.

     The prospects for the deep water (1000 meters+) and ultradeep water (1500 meters+) drilling industry have continued to strengthen over the last quarter with the announcement of a number of new fixtures at increasing day rates. The deep water and in particular the ultradeep water segment continues to be the environment in which new discoveries are being made. Ocean Rig's two units, Leiv Eiriksson currently in Angola and Eirik Raude currently operating offshore Cuba, are both designed to operate in ultradeep waters and/or harsh environments. See
Item 3, "Key Information--Risk Factors" for a discussion of the potential risks to our business associated with uncertain market conditions.

     We will continue to focus our marketing efforts primarily in West Africa, offshore northern Norway, Canada and other Atlantic Margin areas. Ocean Rig has not yet committed its rigs on long-term contracts at fixed day-rates. We believe therefore that we are well positioned for an upward trend in the market.

RIG FLEET

     Our semi-submersible drilling rigs have been constructed based on the Bingo 9000 design, which encompasses state-of-the-art capabilities and maximum outfitting flexibility, in order to provide us with the broadest variety of options for pursuing opportunities in deepwater markets. Leiv Eiriksson and Eirik Raude are fifth-generation rigs with improved operating efficiency due to the use of the latest technological advances. Eirik Raude is designed to carry out drilling operations in water depths of up to 10,000 feet. Eirik Raude has also been fully winterized, enabling it to operate year round in harsh climates. Leiv Eiriksson is built for operation in water depths of up to 8,200 feet, but can be upgraded to the same water depth capability as Eirik Raude. Both Leiv Eiriksson and Eirik Raude are capable of drilling to a total depth of 33,000 feet and will remain stable in harsh weather conditions due to their superior motion characteristics and advanced dynamic-positioning systems.

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

     Semi-submersible drilling rigs are typically used in water depths exceeding 300 feet and in harsh environments. They can drill in water that is too deep for jack-up drilling rigs. Their superior motion characteristics give them a competitive advantage over drillships in harsh weather conditions. Our fifth-generation rigs are able to operate in water depths and severe weather areas in which other semi-submersible rigs and drillships are not certified to operate. The main features of Rig No. 1 and Rig No. 2 include:

     o    water depth capacity of up to 8,200 and 10,000 feet, respectively;

     o variable deck load of 6,700 metric tons and a total payload capacity of 14,000 metric tons;

     o three independent mud systems with a total capacity in excess of 11,000 bbls;

     o    dynamic-positioning system (DP Class 3);

     o    installed power of 45,000 kilowatts;

     o    thruster capacity of 33,000 kilowatts; and

     o    self-propulsion for efficient mobilization.

CONSTRUCTION OF THE RIGS

     The hulls, also known as baredeck units, for Leiv Eiriksson, Eirik Raude, Rig No. 3 and Rig No. 4 were built at the Dalian New Shipyard in China and were delivered to us on June 18, 1998, October 6, 1998, May 7, 1999 and September 15, 1999, respectively. We entered into outfitting contracts with Friede Goldman in December 1997 and June 1998 to outfit Leiv Eiriksson and Eirik Raude respectively, and a completion contract with the Halifax shipyard of Irving Shipbuilding for the completion of Eirik Raude. We also entered into purchase agreements with a number of companies for the delivery of owner-furnished equipment for Leiv Eiriksson and Eirik Raude.

     Leiv Eiriksson commenced operations in February 2002. We gained valuable experience from the completion, testing and commissioning of Leiv Eiriksson, which was the basis for planning the final phase of the construction project, and the test phase for Eirik Raude. Eirik Raude commenced operations on November 1, 2002.

     EQUIPMENT CONTRACTS

     We entered into purchase agreements with a number of suppliers for the delivery of owner-furnished equipment for Leiv Eiriksson and Eirik Raude. These purchase agreements covered the supply of power and electrical systems, derrick, pipehandling, cranes and lifting tackle, drilling control systems, BOP, control systems, drill pipes, marine riser systems, diesel engines, dynamic positioning systems, thrusters, mooring winches, drilling mud pumps and other mechanical drilling equipment. Our principal suppliers include ABB Industri AS, Marine Division; Cameron Norge AS, a subsidiary of Cooper Cameron Corporation; ABB Vetco Gray U.K. Ltd.; Kongsberg Simrad AS; Ulstein Brattvaag AS;

Hydralift ASA, now National Oilwell Norway AS; Aquamaster--Rauma Ltd.; Wartsila NSD Finland Oy; and Varco BJ Oil Tools, a subsidiary of Varco International.

RIG MANAGEMENT AND OPERATIONS

     We employ a core group of professionals with significant experience in the offshore drilling industry. These employees work from our Stavanger offices, as well as in direct operational roles in Luanda, Angola and Halifax, Canada. Moreover, in conjunction with our marketing alliance with Sonangol for the Angolan market, we entered into an agreement in June 2000 with Pride Foramer S.A. ("Pride"), a subsidiary of the U.S. drilling company Pride International, Inc., which is among the world's large drilling contractors, for operation of Leiv Eiriksson offshore Angola. Sonangol is also a party to this agreement. Pride owns and manages two advanced deepwater drillships that operate offshore Angola. Pride has considerable experience from operations in Angola, and has for a number of years had a base organization, a well-developed infrastructure and other functions of which we now make use. According to our agreement with Pride, we have our own key personnel both onshore and offshore.

     We have not entered into management agreements for the operation of Leiv Eiriksson for areas other than Angola. See Note 24 to our consolidated financial statements for a breakdown of revenues by category of activity and geographic markets.

     Up until May 11, 2004, Eirik Raude was operated under, and we received revenues for operation of the rig from, a bareboat charter to the East Coast Drilling Partnership, a parternship formed by EnCana Corporation to provide drilling services to EnCana offshore the East Coast of Canada. Ocean Rig held a 5% interest and 50% of the voting rights in the partnership during the period of the charter. See Item 7 "Major Shareholders and Related Party Transactions - Related Party Transactions."

     We sold our external rig management business, operated through our subsidiary Ocean Rig AS, on January 1, 2004, in order to focus on the management and operation of our rigs. In 2003, 96% of our revenues were derived from the operation of our rigs.

     Generally, we operate our rigs under drilling contracts with major exploration companies. As discussed below, through our marketing and rig management efforts, we have been able to secure and coordinate a series of contracts for our rigs since their commencement of operations.

     Drilling operations generally take place year round and are not seasonal. Due to the harsh environments in which the rigs are designed to operate, bad weather can occur in any season, and need not necessarily delay drilling activities. In certain extremely harsh climates, such as offshore Newfoundland, however, winterization may be necessary in order to operate in the winter months, and in some instances the commencement of drilling may be timed to take into account ice-flows. Eirik Raude has been winterized and has operated successfully in this region during the winter months.

MARKETING

     OFFSHORE CONTRACT DRILLING SERVICE

     We expect our future contracts for the provision of offshore drilling services to vary in their terms and conditions. We may obtain drilling contracts either through competitive bidding or through direct negotiations with oil companies. Drilling contracts generally provide for a fixed day rate that is payable regardless of whether the drilling results in a successful well. Drilling contracts may provide for lower rates for days on which the rig is in transit or drilling operations are interrupted by adverse weather conditions or other conditions beyond our or the customer's control. Likewise, we may receive lower dayrates or no dayrates at all, for periods during which drilling is restricted or interrupted as a result of equipment breakdowns. Under typical drilling contracts, such interruptions in drilling operations that accumulate to more than one to two days per month result in a loss of day rate, and longer interruptions (typically lasting for more than 15 to 30 consecutive days) may permit the oil company to cancel the drilling contract. We typically would continue to incur full operating costs during any interruptions in the operation of our rigs. Certain interruptions caused by technical breakdowns may be covered by our insurance.

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

     The duration of day rate contracts generally encompasses either the drilling of a single well or group of wells or a stated calendar period (the latter being known as "term contracts"). We are primarily seeking to obtain term contracts. Current market conditions and recent contracts entered into by other companies indicate that a contract term between six months and three years is common. Drilling contracts usually may be terminated by the customer if the rig is destroyed or lost, if the performance of the contractor does not meet the contractual obligations, or if drilling operations are suspended for a set period of time due to a breakdown of equipment or certain events beyond the control of the parties.

Following is a summary of rig operations since commencement of operations and current backlog through 2004, including specific contracts:

     EIRIK RAUDE:


          o After delivery of the rig to EnCana in November 2002, Eirik Raude started drilling its first well offshore Nova Scotia under a 6-month firm contract with options. Start-up of the rig was marked by extremely harsh weather with many winter storms, showing that with experienced and skilled crews Eirik Raude can operate under very difficult conditions in extreme waters. Safety on the rig was satisfactory and no serious lost-time injuries occurred. The first well was completed in mid-January 2003.
               After a few days for preparation and mobilization in Halifax in the second half of January, Eirik Raude started drilling its second well on February 8, 2003 on the Flemish Pass field off Newfoundland for PetroCanada under a sub-contract with EnCana. This well was completed April 27, 2003, when the rig mobilized to drill the third well, Tuckamoore, for PetroCanada under a sub-contract with Encana. The Company completed a second well under this sub-contract in June 2003, upon completion of which the firm period terminated, pursuant to the terms of the contract.

          o Ocean Rig was awarded a contract with Imperial Oil Resource Ventures Limited to drill offshore Nova Scotia upon completion of the EnCana contract firm period. Drilling under this contract with Imperial Oil commenced in June 2003 and was completed in September 2003.

          o    The rig was off hire from September 8, 2003 to October 19, 2003.

          o Subsequently, Ocean Rig drilled one well in the Weymouth field offshore Canada for EnCana. Ocean Rig also entered into a farm out agreement with EnCana to participate in the Weymouth well with a 22.5% equity interest in the well. Drilling start up commenced October 19, 2003. In May 2004, Ocean Rig announced that the Weymouth well was unsuccessful and was being abandoned. Drilled to a depth of 6520 meters, Weymouth is the deepest well drilled in Atlantic Canada. Well results will be analyzed in the coming months and are expected to provide helpful information to the partners - EnCana (operator), Shell Canada Limited and Ocean Rig. Ocean Rig's share of the cost was approximately NOK 146.7 million (USD 22.0 million). Weymouth was spudded on October 27, 2003, and took approximately 185 days to drill. This was longer than initially expected due to the challenging nature of the geological strata and the complexity of drilling in deep water. The Company's drilling rig, Eirik Raude, performed well during this complicated operation, with minimal non-productive time. Reference is made to Note 25 to our consolidated financial statements.

          o Upon completing the Weymouth contract the rig immediately commenced on a contract for Repsol YPF Cuba S.A. to drill one well offshore located in the economic exclusive zone (EEZ) of Cuba in deep water (1650 m), at a day rate of USD 185,000 per day during the mobilization and USD 195,000 per day when drilling. Drilling under this contract commenced May 18, 2004, and the estimated duration of this work is 91 days.

          o In April 2004 Ocean Rig announced that it has entered into a letter of intent with Statoil and Norsk Hydro Production for the drilling of three exploration wells in the Barents Sea, plus an option to drill a well for Hydro in the North Sea prior to the Barents Sea program. Commencement date for the Barents Sea is between October 1 and December 31, 2004. The firm part of the drilling program is estimated to last 135 days. The contract value for the fixed term is USD 44.25 million plus a mobilization fee of USD 7.5 million. The Company must make an investment of about USD 5.25 million mainly relating to adding 4 anchors to upgrade the selected unit to a full 8 point anchoring system (in addition to its dynamical positioning system). This investment is reimbursable in substantial part under the drilling contract once operations are commenced, subject to the terms of the drilling contract.

          o    In May 2004 Ocean Rig was awarded a contract by BG International
               (NSW) Limited (a part of BG Group plc) to drill one exploration well in Block 204/21a West of Shetland, with plan to start around August 1, 2004. This award of contract is subject to final agreement and documentation. The well will be drilled prior to the Barents Sea campaign. The duration of the contract is estimated to be 43 days with a contract value of USD 11.9 million.

          o Also in May 2004 the partners in the Troll Oil field exercised the option to drill one well prior to the Barents Sea program. If drilling of this well should be in conflict with the drilling window for the Barents Sea program, Ocean Rig will not have an obligation to drill the well. The value of the contract is USD
               4.5 million and expected duration is 21 days.

          o Ocean Rig has also entered into an agreement with Statoil for two deepwater wells and one optional well in continuation of the exploration campaign in the Barents Sea, which is expected to be completed in April 2005. The total contract value of the two additional wells will be approximately USD 35 million and USD 21 million, respectively. The wells will be drilled for Statoil in the Norwegian sector of the North Sea. The optional well with an estimated duration of 90 days, can be exercised by Statoil on or before August 31, 2004.


          Ocean Rig anticipates that, including the additional contract with Statoil, Eirik Raude will have a continuing program of 9 wells through the end of 2005. We cannot guarantee that all of these contracts will come into effect, or that delays will not occur. For a discussion of the contract risks associated with our operations, see Item 3 "Key Information - Risk Factors."


     LEIV EIRIKSSON

          o On January 19, 2002, Leiv Eiriksson arrived in West Africa and started installation of ExxonMobil / BP's third party equipment in accordance with a drilling contract entered into with ExxonMobil and BP for their program offshore Angola. Drilling commenced in February 2002. The firm portion of the contract included six wells drilled during 2002 and the first part of 2003. After drilling of the six firm wells the contract provides for another six optional wells.

          o In February 2003, Esso Exploration Angola Limited exercised the first option well which started May 6, 2003 and was completed June 22, 2003.

          o In May 2003, BP Exploration Angola exercised the second option well, drilling of which commenced June 22, 2003 and was completed August 25, 2003.

          o The third and fourth optional wells, also exercised by BP Exploration Angola, were drilled in the period from August 25, 2003 to December 1, 2003.

          o The rig had one lost-time accident without any long term disability effect in October 2003, the first since November 2002.

          o The fifth optional well was exercised by BP Exploration Angola on October 6, 2003. Drilling commenced December 1, 2003 and was completed February 1, 2004.

          o In December 2003 Ocean Rig announced that ExxonMobil has exercised a further option for an exploration well, which is the sixth such option to be declared to the current contract for Leiv Eiriksson, for work offshore Angola, West Africa. This well in Block 33, commenced on February 6, 2004 and was completed on March 25, 2004.

          o In May 2004 Ocean Rig announced that ExxonMobil has issued a letter of intent for a contract to employ the Leiv Eiriksson for an exploration well, plus an option well in direct continuation, for work offshore Angola, West Africa. The well is in Block 33, and is estimated to commence July 1st 2004 and each well is expected to be of about 45 days duration. Leiv Eiriksson is currently off-hire, pending commencement of this drilling program.

          We continue to market this rig in West Africa, North Sea/ Atlantic margin area and also South America.

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

     Notwithstanding our belief that there are a small number of rigs that can technically and operationally compete with our rigs, the offshore contract drilling industry remains highly competitive. Oil and gas companies often award contracts through competitive bidding, and, although a rig's specifications and a contractor's performance record, crew quality and quality of service and equipment may be considered in the bidding process, price often is the primary factor in the selection of a drilling contractor. We believe that competition for drilling contracts will continue to be intense in the future, although competition in the ultra-deepwater market segment may be less intense due to the limited supply of available rigs.

     During the first half of 2004 the deepwater market has shown signs of improvement, and in our opinion this segment will continue to be attractive in the long term. However, the offshore drilling industry has, during certain periods, experienced some reduction in activity levels due to lower prices for natural gas and the decline in crude prices.

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

C.   ORGANIZATIONAL STRUCTURE

     The Ocean Rig group comprises Ocean Rig ASA and its subsidiaries, all of which are wholly owned, directly or indirectly. The following diagram illustrates our current corporate structure:


                                 OCEAN RIG ASA
                                       \
           100%              100%          100%           100%
           /                  /             \              \
     OCEAN RIG ASA       OCEAN RIG      OCEAN RIG      OCEAN RIG
                         NORWAY AS       UK LTD.       ANGOLA AS
                       /          \
                    100%         100%
            OCEAN RIG 1 AS   OCEAN RIG 2 AS
                                   \
                                 100%
                                   \
                              OCEAN RIG
                              CANADA INC.


     The following table sets forth our ownership of each company in our group:

           COMPANY                       PLACE OF                 OWNERSHIP
            NAME                      INCORPORATION               INTEREST %
------------------------------    -----------------------    -------------------
Ocean Rig AS                              Norway                    100%
Ocean Rig Ltd.                             U.K.                     100%
Ocean Rig Norway AS                       Norway                    100%
Ocean Rig Angola AS                       Norway                    100%
Ocean Rig 1 AS                            Norway                    100%
Ocean Rig 2 AS                            Norway                    100%
Ocean Rig Canada Inc.              Nova Scotia, Canada              100%


D.   PROPERTY, PLANTS AND EQUIPMENT

     Our principal offices are in Stavanger, Norway and occupy approximately 1,200 square meters of leased premises. We also maintain leased office space in Halifax, Nova Scotia (Canada) and Luanda, Angola. We believe that all leased properties are adequate for our present activities and likely to meet our needs for the foreseeable future.

     In connection with our drilling contract with EnCana Corporation to drill the Weymouth A-45 deep water exploration well offshore Nova Scotia, Ocean Rig also entered into a farm out agreement with EnCana to participate in the Weymouth well with a 22.5% equity interest in the well. Drilling start up commenced October 19, 2003. In May 2004, Ocean Rig announced that the Weymouth well was unsuccessful and was being abandoned. Ocean Rig's share of the cost was approximately NOK 146.7 million (USD 22.0 million). Weymouth was spudded on October 27, 2003, and took approximately 185 days to drill. We have no estimated net quantities of reserves or net quantities of production. Ocean Rig has no other oil and gas operations or interests. See Note 29 to our consolidated financial statements.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GENERAL

     THIS SECTION SHOULD BE READ IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS INCLUDED IN THIS ANNUAL REPORT. UNLESS OTHERWISE INDICATED, ALL FINANCIAL INFORMATION IN THIS ANNUAL REPORT HAS BEEN PREPARED IN ACCORDANCE WITH NORWEGIAN GAAP. THE U.S. DOLLAR TRANSLATIONS PROVIDED IN THIS ANNUAL REPORT ARE, UNLESS OTHERWISE INDICATED, CALCULATED AT THE EXCHANGE RATE AS OF DECEMBER 31, 2003 REPORTED BY THE FEDERAL RESERVE BANK OF NEW YORK AS ITS NOON BUYING RATE FOR NORWEGIAN KRONER, WHICH WAS NOK 6.6660 PER $1.00. ALL TRANSACTIONS FROM NORWEGIAN KRONER ("NOK") TO U.S. DOLLARS ("$" OR "USD") SET FORTH IN THE DISCUSSION BELOW HAVE BEEN MADE SOLELY FOR THE CONVENIENCE OF THE READER, AND SHOULD NOT BE CONSTRUED AS A REPRESENTATION THAT THE NOK AMOUNTS ACTUALLY REPRESENT SUCH USD AMOUNTS OR COULD BE CONVERTED INTO USD AT THE RATE IMPLIED BY SUCH TRANSLATIONS.

     THE FOLLOWING INFORMATION CONTAINS FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE CAUTIONARY DISCUSSION RELATING TO FORWARD-LOOKING STATEMENTS FOUND IN THE SECTION ENTITLED "NOTICE REGARDING FORWARDING-LOOKING STATEMENTS" AND IN ITEM 3, "KEY INFORMATION-RISK FACTORS".

OVERVIEW

     We operated as a development-stage company from our inception in September 1996 until the first quarter of 2002. Since inception and during most of 2002, we have devoted substantially all of our efforts to the ongoing construction of our fleet of four (now two) rigs: (1) designing, engineering and contracting with a baredeck construction yard in Dalian, China, outfitting yards in Mississippi and in Halifax, Canada, as well as various equipment suppliers for our rigs; (2) overseeing construction of the rigs; (3) raising capital; and (4) marketing our rigs. Our first rig, Leiv Eiriksson commenced drilling operations offshore Angola under a drilling contract with ExxonMobil on February 7, 2002, and our second rig, Eirik Raude commenced drilling operations on November 1, 2002 under drilling contract with EnCana Corporation, thus, the year ended 2002 was our first year with revenues from drilling operations, and 2003 our first full year of operations. We sold our two remaining baredecks to Noble Drilling in March 2002 to fund completion costs for Eirik Raude.

     The Company has incurred operating losses in each period since inception and up to December 31, 2003, except for the year ended December 31, 2002. As of December 31, 2003, we had an accumulated net loss from operations of NOK 2,362.8 million ($354.4 million). To date, our capital raising efforts have consisted of the following:

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

     o private placement and subsequent issue of shares and incurrence of short-term loan in May/June 2002;

     o    incurrence of a convertible loan and issuance of warrants in August
          2002;

     o private placement and subsequent issue of shares in December 2002 and January 2003;

     o    issuance of short term bonds in August 2003;

     o private placement and subsequent share issue in November 2003, in relation to our equity investment in the Weymouth well;

     o    incurrence of a convertible bond loan and a bridge loan in May 2004;
          and

     o    financial income on such funds.

     With both rigs on contract and in operations, we expect to generate net operating profit in the future. The time it will take for the Company to reach profitability after taking financial items into account, if ever, is highly uncertain. Our revenues are dependent on our ability to secure ongoing contracts for our two rigs and to minimize any offhire periods in which no dayrates are earned. We cannot assure you that we will generate significant revenues in the future.

     Up until completion of our rigs in 2002, we incurred significant capital expenditures for the construction and completion of our rigs. Assuming continued employment for both rigs, the Company is confident that the funding from the above transactions will provide sufficient working capital, excluding extraordinary capital expenditures, for ongoing operations in the foreseeable future.

RIG MARKETING

     Our main focus for 2003 and 2004 remains securing medium- to long-term contracts for our rigs. Since commencing operations and until May 2004, Eirik Raude has been operating offshore Canada. We have since been successful in marketing this rig in the North Sea. The winterization of this rig and its now proven track record of operating in harsh environments and adverse weather conditions make it suitable and competitive for operations in the North Sea during the winter. We currently anticipate that current contracts and those being negotiated will keep Eirik Raude employed through the end of 2005, with an estimated backlog of USD 74 million for 9 wells. Leiv Eiriksson, which is currently idle, has secured operation for approximately 90 days from July 1, 2004. We believe that the current drilling program, including mobilization of Eirik Raude from offshore Cuba to West Shetland and the North Sea, and time at a yard for certain modifications, is manageable and should ensure minimal offhire periods for the rigs. Many of these contracts are short-term, however, and any significant delays in the completion of one contract could negatively impact Ocean Rig's ability to perform under subsequent contracts. We refer to Item 4 "Information on Our Company - Business Overview" for a more detailed description of individual contracts and timing of these contracts.

     We will continue to have a strong focus on the West African market, as one of the fastest growing exploration and production areas in the world. We have a strong position in Angola where Leiv Eiriksson has been engaged in drilling since it commenced operations in February 2002. Angola has the most mature deepwater market in the region. We also work closely with Sonangol, Angola's sole concessionaire and partner in the ultra-deep exploration licenses. Sonangol is the leading authority in the Angolan oil industry, and with whom, oil companies negotiate their production sharing agreements in that region. Even though the market for our rigs in the management's view look promising, the market has shown over the years to be volatile and we therefore can not guarantee continuous operation for our rigs. Reference is made to Item 3, key information - "Risk Factors" for a discussion of risks relating to market volatility.

     A.   OPERATING RESULTS

     The following table sets forth the year to year change in percent per line item, for the two periods under comparison, 2003 to 2002, and 2002 to 2001. Note that significant percentage changes are a result of the fact that we had no operations in 2001, and limited operations in 2002. As discussed elsewhere in this annual report, 2003 was our first full year of operations. These percentage changes are discussed in pertinent part in more detail following this table:

                                                  YEAR ENDED DECEMBER 31,
                                               -------------------------------
                                                2002 VS. 2001   2003 VS. 2002
                                               ---------------  --------------
                                                  % CHANGE        % CHANGE


OPERATING REVENUES                                   4,970.5%           36.4%
Operating expenses:
Salaries and other personnel expenses                   49.0%         (27.0%)
Other operating and administrative expenses             10.7%         (34.4%)
Depreciation and amortization                          963.5%           82.4%
Write down                                            (100 %)             n/a
                                                --------------  --------------
TOTAL OPERATING EXPENSES                               (0.4%)          182.9%
                                                --------------  --------------

OPERATING LOSS                                        (74.6%)          619.6%
                                                --------------  --------------

Interest and other financial income                  1,185.6%         (18.2%)
Interest and other financial expenses                   58.5%          237.9%
                                                --------------  --------------
NET FINANCIAL INCOME (EXPENSE)                       (705.3%)        (130.7%)
                                                --------------  --------------

INCOME (LOSS) BEFORE TAXES                           (161.8%)        (396.5%)

Income taxes                                          (93.3%)        (100.0%)
                                                --------------  --------------

NET INCOME (LOSS)                                    (161.8%)        (396.5%)
                                                ==============  ==============
Basic earnings/(loss) per share                        116.7%        (203.7%)
                                                ==============  ==============
Diluted earnings/(loss) per share                      111.7%        (247.8%)
                                                ==============  ==============


YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

     In 2003 the Company had a loss after tax of NOK 1,500.5 million ($225.1 million), including a write down of one of the Company's drilling rigs Eirik Raude of NOK 1,296 million ($194.4 million) (ref. note 4 to the financial accounts). The comparable result for 2002 was a profit of NOK 506.0 million ($
75.9 million), including an unrealized gain on foreign exchange of NOK 1,057 million ($ 158.6 million).

     Operating revenue in 2003 was NOK 729.1 million ($109.4 million) compared to NOK 534.3 ($80.2 million) in 2002.

     In 2003 Leiv Eiriksson was operating throughout the year versus 10.5 months in 2002. Eirik Raude operated 12 months in 2003 versus only 2 months in 2002. From the start of its operations Eirik Raude has been leased to East Coast Drilling Partnership on a bareboat charter. The bareboat charter is recorded as operating revenue. Operational costs related to Eirik Raude are not recorded in Ocean Rig's books in 2003 as the rig was bareboat chartered to East Coast Drilling Partnership throughout the year, while 2002 reflects salary cost and other operating cost for Eirik Raude prior to completion of construction. Operating expenses in 2003, including the write down, amounted to NOK 2,019.1 million ($302.9 million). In 2002 operating expenses were 713.5 million ($107.0 million).

     Ocean Rig's cost related to the participation in the Weymouth A-45 deep water exploration well offshore Nova Scotia were temporarily capitalized during 2003 pending evaluation of possible discoveries of oil and gas reserves. In May 2004, Ocean Rig Ocean Rig announced that the Weymouth was unsuccessful. Ocean Rig's share of the cost was approximately NOK 146.7 million (USD 22.0 million) of which NOK 55.4 (USD 8.3 million), cost incurred at December 31, 2003, was expensed in 2003. (ref. Note 4 to the financial accounts). Reference is also made to Note 25 for Subsequent Events.

     The Company's cash on hand and long-term loans are mainly denominated in USD. This resulted in a net foreign exchange gain of NOK 153.1 million ($23.0 million) in 2003 compared to NOK 877.0 million ($131.6 million) in 2002. Other financial costs amounted to NOK 366 million ($54.9 million), of which NOK 55.8 million ($8.8 million) was related to non cash items. In 2002 other financial costs amounted to NOK 213.2 million ($32 million), of which NOK 39.9 million ($6.0 million) was related to non cash items. The increase in interest expenses in 2003 is mainly attributable to the fact that in 2002 NOK 301.5 million ($45.2 million) of interest expenses were capitalized during the construction of Eirik Raude. The Company's revenue is mainly denominated in USD, and as such the Company has been exposed to currency fluctuation between USD and NOK. But also a significant portion of the cost is denominated in USD, and as such this reduced the currency fluctuation exposure. However the most significant issues relating to our currency fluctuation exposure have during 2003 been our debt denominated in USD. See Note 22 to our consolidated financial statements for a discussion of our hedging policies

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     We had revenues for 2002 of NOK 534.3 million ($80.2 million) mainly related to the operation of one rig for more than 10 months and both our rigs in operation in the last two months of the year, compared to NOK 10.5 million ($1.6 million) for 2001. In 2001 Ocean Rig had no rigs in operation. Revenue in 2001 related to external activities of Ocean Rig AS (providing rig management services). Operating expenses amounted to NOK 716.5 million ($107.0 million) of which NOK 553.0 million ($ 83.0 million) was for other operating expenses and NOK 160.6 million ($24.1 million) for depreciation.

     Other operating expenses relate mainly to operation of Leiv Eiriksson (cost such as crew cost, repair and maintenance, catering and insurance), preparations for operation and operation of Eirik Raude and fees to external advisers as well as general administrative expenses. For 2001, other operating expenses amounted to NOK 461.3 million ($ 69.2 million), including depreciation and write-downs of NOK 255.2 million ($ 38.3 million). The write down of NOK 240.1 million ($36.0 million) was a result of asset impairment write-down related to Rig No. 3 and Rig No. 4. The impairment review was performed due to the fact that the market value of the Company's equity was lower than the carrying amount of the shareholders' equity in addition to increases in expected costs to complete the rigs.

     The Company's cash on hand and long-term loans are mainly denominated in USD. This resulted in a net foreign-exchange gain of NOK 877.0 million ($131.6 million) in 2002. Net foreign-exchange losses totaled NOK 70.7 million ($10.6 million) in 2001. Interest expense during the construction period has been capitalized as part of the cost price for the rigs. Capitalized interest amounted to NOK 301.5 million ($45.2 million) for 2002 and NOK 449.1 million ($67.4 million) for 2001. The reduction in interest expenses capitalized in 2002 compared with 2001 is primarily attributable to the fact that no interest was capitalized in the last quarter of 2002 after the completion of Eirik Raude.

     Our profit before taxes in 2002 was NOK 506.1 million ($75.9 million) compared to a loss before taxes of NOK 819.1 million ($ 122.9 million) in 2001. The major reasons for this change are the increase in revenue from 2001 to 2002 and the positive development in exchange rates in 2002 compared with 2001 as explained above. The Company's revenue is mainly denominated in USD, and as such the Company was exposed to currency fluctuation between USD and NOK. But also a significant portion of the cost is denominated in USD, and as such this reduced the currency fluctuation exposure. As in the period ending 2003, the most significant issues relating to our currency fluctuation exposure have during 2002 been our debt denominated in USD. See Note 22 to our consolidated financial statements for a discussion of our hedging policies.

B.   LIQUIDITY AND CAPITAL RESOURCES

     The Annual General Meeting on May 16, 2003, approved a reverse split of shares in the ratio 10:1. As a result of the reverse split, the par value of the Company's share increased from NOK 1 to NOK 10, effective May 21, 2003. Accordingly, the total number of shares was reduced from 528,525,870 to 52,852,587 (8 new shares were issued to allow the total numbers of shares to be divided by 10).

     Since the commencement of its operations, Ocean Rig has financed its operations primarily through the placement of debt and equity securities, the incurrence of indebtedness and financial income generated from cash and cash equivalents. As of March 31, 2004, the Company had received total proceeds of approximately NOK 10,589 billion (USD 1,392 million at historical exchange rates) from such placements. See also Note 26 to our consolidated financial statements.

ISSUANCE OF DEBT

     The Company's indebtedness include interalia the 10 1/4% senior secured notes due 2008 (the "Notes"), and the floating rate senior secured loans due 2008 (the "Loans") issued in 1998. Ocean Rig's subsidiary, Ocean Rig Norway AS, which issued the Notes and incurred the Loans, is subject to the terms of the indenture under which the Notes were issued and the credit agreement pursuant to which the Loans were made. Such agreements place significant limitations on the use of funds held by Ocean Rig Norway AS, Ocean Rig 1 AS and Ocean Rig 2 AS. Interest payments on the Loans and the Notes are due in May and November of each year. Failure to make these interest payments when due may cause an event of default under the indenture and/or credit agreement which could lead to acceleration of the principal amount under one or both of these facilities.

     In addition, still outstanding are the 13% NOK 200.0 million (USD 21.9 million at historical exchange rates) subordinated convertible bonds due 2005 (the "13% Convertible Bonds") issued by Ocean Rig ASA in May/June 2000, and the 11% NOK 300.0 million (USD 32.8 million at historical exchange rates) subordinated convertible bonds due 2005 (the 11% Convertible Bonds). During August/September 2002 NOK 66.0 million and NOK 41.0 million of the 13% and 11% Convertible Bonds, respectively, were converted to the Company's new Mandatory Convertible Bond (described below). The conversion price for the "13% Convertible Bond" and the "11% Convertible Bond" is NOK 228.3 per share and NOK
244.5 per share respectively.

     In June 2002, the Company entered into a six-year credit facility with Fortis Bank (Nederland) N.V. and Nordea Bank Norge ASA (the "Fortis Facility"), pursuant to a loan agreement entered into in November 2001, as amended, for the purpose of refinancing a previous credit facility entered into in 2001. The Company has negotiated several amendments to and temporary waivers of certain covenants and requirements under the Fortis Facility, including a waiver of the minimum working capital covenant throughout the 1st quarter of 2003, as set forth in Note 11 to the Financial Statements. Failure to meet the covenants under this facility in the future, or to secure additional waivers of the various requirements, could cause an event of default which could lead to acceleration of the principal amount of this facility.

     In August 2002, the Company issued a mandatory convertible bond loan (the "Mandatory Convertible Bonds") with the right for both the lender and the borrower to convert new bonds to shares in the Company. Participants in the Company's short-term loan from May and June 2002 and the 13% and 11% Convertible Bonds were offered the opportunity to convert their loans fully or partially to the new Mandatory Convertible Bond issue. The subscription amount totalled NOK
592.1 million (USD 77.9 million at historical exchange rates) and included both subscribed bonds and conversion of existing loans. In a subsequent issue the Company raised NOK 77.4 million (USD 10.2 million at historical exchange rates) which included both subscribed bonds and conversion of existing loans. The transactions provided the Company with new liquidity of NOK 324 million (USD
42.6 million at historical exchange rates) and reduced the Company's short-term loan from May/June 2002 by approximately NOK 248 million (USD 32.6 million at historical exchange rates).

     Conversions of the shares to date have been as follows:

               -    3,142 shares in December 2002 at NOK 3.5 per share
               -    264,285 shares in January 2003 at NOK 3.5 per share
               -    223,428 shares in May 2003 at NOK 3.5 per share
               -    1,387,000 shares in October 2003 at NOK 35 per share
               -    1,275,627 shares also in October 2003 at NOK 35 per share

     These conversions reduced the outstanding amount under the Mandatory Convertible Bonds to NOK 574.6 million at December 31, 2003. Through June 20, 2004, 700,599 additional shares have been converted from the Mandatory Convertible Bonds at NOK 35 per share, reducing the outstanding loan balance to NOK 550.0 million.

     On August 28, 2003, Ocean Rig issued USD 4,000,000 of new short term bonds due on August 28, 2004 for general working capital purposes. We plan to repay this with ordinary working capital.

     In order to ensure that we have sufficient funds to meet our debt servicing and working capital needs during the mobilization period of Eirik Raude (following completion of the Repsol well) and pending the re-commencement of operations for Leiv Eiriksson, we announced on May 25, 2004, and shareholders approved at a meeting on June 18, 2004, the issue of NOK 105 million in senior unsecured convertible bonds at a fixed rate of 7% p.a., maturing in June 2007. These bonds can be converted into shares at any time between disbursement and maturity at a conversion price of NOK 19 per share. If all of these senior unsecured bonds are converted, 5,526,315 new shares will be issued, representing approximately 8.5% of shares currently outstanding. Ocean Rig will have the right to redeem the senior unsecured convertible bonds at any time prior to December 18, 2004 at a price equal to 130% of par value. Ocean Rig has received and accepted subscription commitments for the entire issue from a syndicate of international and Norwegian professional investors in a private placement conducted in Norway and certain other European countries.

     We also announced in May 2004 that Ocean Rig ASA entered into a senior unsecured bridge loan agreement (the "Bridge Loan") in the amount of USD 20.5 million. This loan consists of two tranches. The first tranche, equal to 1/3 of the principal amount of the loan, will mature on December 26, 2004, and the second, equal to the remaining 2/3, will mature on February 26, 2005. Ocean Rig may prepay the loan at any time without penalty.

     We believe that the funds raised from the senior unsecured convertible bond issue and the bridge loan will, together with the cash generated from from the operation of our rigs, which include assumptions for day rates and operating performance and level of operating and overhead costs and further assuming full employment for both rigs throughout 2004, generate a sufficient cash flow from operations during 2004 for working capital purposes, excluding extraordinary capital expenditures, and to service all interest payments and the revised schedule of debt repayment.

      OUTSTANDING DEBT OBLIGATIONS AND COMMITMENTS AS OF DECEMBER 31, 2003


            FACILITY              PRINCIPAL AMOUNT OUTSTANDING          MATURITY DATE
--------------------------------- ------------------------------------- -------------------------
1998 Senior Secured Notes         $225 million                          June 1, 2008
1998 Floating-Rate Senior         $125 million                          June 1, 2008
Secured Loans
2002 Floating Rate Senior         $100 million                          June 28, 2006
Secured Loans
Zero Coupon Mandatory             NOK  574.6 million ($86.2 million)    August 22, 2005
Convertible Bond
13% convertible bond 2000/ 2005   NOK 134 million ($20.1 million)       May 25, 2005
11% convertible bond 2000/ 2005   NOK 259 million ($38.9 million)       May 25, 2005
2002 USD Short Term Loan          $ 4 million                           August, 28, 2004


     There have been no material changes outside of the ordinary course of business to any of the Company's loan agreements or other contractual obligations during the period covered by this report.

ISSUANCE OF SHARES

     The Company's equity placements have included a private placement in December 2002, with a subsequent issue in January 2003 (the "December/January Placement"), and an equity offering in November 2003 (the "November Offering").

     The December/January Placement consisted of a private placement of NOK
111.0 million (USD 15.5 million at historical exchange rates) with a subscription price of NOK 1.0 per share (NOK 10 after the reverse split), followed by a subsequent issue, in which the Company issued shares totaling NOK
35.1 million (USD 5.1 million at historical exchange rates) at a subscription price of NOK 1.0 per share NOK 10 after the reverse split).

     In the November Offering, the Company successfully completed an equity offering in order to partially finance our participation in the Weymouth well of 8,500,000 shares at NOK 11.50 per share. The equity offering provided the Company with gross proceeds of NOK 97.7 million (USD 13.5 million at historical exchange rates). The remainder of our participation in the Weymouth well was financed with cash. See Note 4 and Note 23 to our consolidated financial statements.

FUTURE CAPITAL NEED

     As at the end of 2003, we have no material commitments for capital expenditure. We anticipate that our expenses in 2004 will relate primarily to upgrades and efficiency improvements on our rigs required under drilling contracts, as well as general operating and maintenance expenses for our rigs.

     The Company may seek to access the public or private capital markets whenever conditions are favorable. The Company also, under certain circumstances, may seek additional funding through strategic partnerships and other financing mechanisms. There can be no assurance that such funding will be available on terms acceptable to the Company or allowable under the terms of the Notes, the Loans, the Fortis Facility or the Convertible Bonds.

RELATED-PARTY TRANSACTIONS

Reference is made to Item 7 B.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Although we purchased the right to use the Bingo rig design for our rigs, neither we nor the company from whom we bought those rights has secured or applied for any patents or other intellectual property protection relating to the design. See Item 3, "Key Information--Risk Factors".

D.   TREND INFORMATION

     The market for offshore drilling and related services is primarily driven by investments in the exploration, development and production of oil and gas, and by the supply of capable drilling units. The investment level depends on the oil companies' cash flows and revenues, acreage available for exploration and development as well as on existing and forecasted oil and gas prices. These factors are in turn affected by various political and economic factors beyond the control of the petroleum companies. Among these factors are global production levels, government policies, the political stability in the oil producing countries, etc.

     The offshore drilling market is cyclical and volatile. As a consequence of a strong global economy and a strong increase in oil demand the rig market showed a healthy development from 1995 until 1997. The financial crisis in Asia and the oil price collapse in 1998/99 led to a weak market in the period 1998-2000. As energy prices turned up this contributed to an improvement during 2001, but the upturn was short lived as the weakening global economy negatively influenced the rig market at the end of the year. This development continued into 2002 and 2003.

     It is important to emphasize that market development within the respective segments is very disparate. The utilization and dayrate level for deepwater drilling units has been relatively firm and consistent during the last 5 years, while considerable variations were observed within other segments such shallow water gas drilling in the Gulf of Mexico and the intermediate semi-submersible market.

     Despite the current uncertainty, the fundamentals remain in place. World oil demand has grown by 15% since 1992. World demand for gas has increased almost twice as much as the rate of oil, 24% since 1992 to more than 2,500 billion scm3 in 2002. According to IEA, the world will be using 89 million barrels of oil in 2010 and world gas demand is expected to increase to more than 3,300 billion scm3. The latest IEA estimate shows a 1 million barrels per day increase in demand for 2003 compared to an increase of 400,000 barrels per day increase in 2002. Except for the period 1979-1982, demand has grown every year since 1971. This, combined with a very moderate growth in production capacity has almost eliminated the world's production buffer. On top of this many fields in the OECD area will peak in the next couple of years and start declining. This will leave the world even more dependent on a few Middle East producers.

     In the mid 1980s there was a significant surplus capacity in the oil market (developed production capacity in relation to consumption). During the 1990s a significant growth in consumption was not compensated through a corresponding increase in production capacity, implying a much more balanced ratio of supply and demand. Oil market experts disagree on the actual size of the remaining capacity surplus, but there seems to be consensus that the surplus is significantly lower than it has been historically. The experts also seem to agree that the remaining spare capacity is largely in the hands of OPEC or more specifically Saudi Arabia and United Arab Emirates.

INVESTMENTS IN EXPLORATION AND DEVELOPMENT

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

     The growth within deep water, which is Ocean Rig's main market, is expected to be much higher than for the industry in general. During the last couple of years the world's deepwater reserves have more than doubled. We believe that the series of contracts we have recently been able to negotiate for Eirik Raude in the North Sea are indicative of this trend.

     According to the World Deepwater Report 2003-2007 by Douglas-Westwood deepwater investments in the period 2003 - 2007 will be USD billion 57.9 compared to USD billion 25.6 in the period 1998 - 2002. Production from shallow-water regions is now in serious decline. Above 500 meters however, production is set to increase significantly according to the report as the major oil companies target more than 30 billion BOEs (barrel of oil equivalents) of reserves slated for development in 148 fields worldwide.

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

DRILLSHIPS

     Drillships are ships with on-board propulsion machinery, often constructed for drilling in deep water. They are based on conventional ship hulls, but have certain modifications. Drilling operations are conducted through openings in the hull ("moon pools"). Drillships normally have a higher load capacity than semi-submersible drilling rigs and are well suited to offshore drilling in remote areas due to their mobility and high load capacity. Like semi-submersible drilling rigs, drillships can be equipped with conventional mooring systems or DP systems.


MARKET SEGMENT        WATER DEPTH                 RIG TYPE                MAJOR MARKET
--------------------- ----------------- ------------------------------ --------------------
Shallow water         < 400 feet        Jack-ups                       US Gulf

Intermediate water    300-3,000 feet    2nd & 3rd generation semis,    Worldwide
                                        drillships,

Deepwater             3,000-5,000 feet  2nd, 3rd, 4th & 5th            West Africa,
                                        generation semis and           Brazil, USA
                                        drillships, including DP

Ultra-deepwater       > 5,000 feet      5th generation DP semis and    Brazil, USA, West
                                        DP drillships                  Africa


     The worldwide fleet of mobile drilling rigs totals 585 units. Leaving aside the 366 jack-ups (most of which are only capable of drilling in water depths between 150 and 300 feet) there are 202 floating rigs. There are a total of 164 (working and idle) semi submersibles and 38 (working and idle) drillships in the world today.

SUPPLY AND DEMAND FOR DEEPWATER RIGS

     During recent years developments in the market have been positive for suppliers of rigs, equipment and services. Despite setbacks in certain segments the overall trend has been favorable the last two years. Activity has picked up and capacity has tightened, thus increasing rates and prices. The current drilling plans of the oil companies supported by oil service companies indicate a concern for rig availability, particularly in deepwater. Seismic tendering activity has increased, reflecting a shift in supply to West Africa, Brazil and Canada. We also experience an increasing demand in the North Sea/ Atlantic Margin area.

     Following the tightening of the market, the rates for supply vessels have increased dramatically and have, for short periods, reached 1998 levels. Going forward, new geographic regions and deepwater field developments will likely offer significant growth. See Item 3, "Key Information--Risk Factors".

     The fleet of floaters operating at deepwater depths (greater than 3,000 feet) consists of 83 units including newbuilds/conversions. According to Fearnley Offshore there are currently 22 units + two newbuilds capable of drilling at water depth > 7500 feet, including Ocean Rig's two units. The utilization rate for the ultra deepwater segment has stayed above 90% since late 1998 . However, many of these units have been employed on assignments where technical specifications have allowed competition from less sophisticated units. Thus average dayrates have been negatively influenced by the softness in the lower end of the market.

     According to Fearnley Offshore the demand for ultra deepwater drilling units will increase significantly during 2004. By mid 2004 a shortage of 5 units has been identified.

UTILIZATION RATES FOR RIGS

     The utilization rate for rigs (i.e., the number of rigs under contract in relation to the total number of available rigs on the market) was close to 100% for all types of rigs in February 1998, after which the utilization rate started to decline. Currently capacity utilization for semi-submersible rigs is approximately 80%. The corresponding figure for drillships is somewhat higher at 87%. The utilization rate for rigs in the segment in which Ocean Rig is operating (ultra-deepwater and/or harsh environments) is close to 100%.

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

DEVELOPMENT OF MARKET RATES FOR SEMI-SUBMERSIBLE RIGS

     We believe that dayrates for ultra-deepwater semi-submersibles look promising. New contracts have been secured at dayrates of USD 200,000 to USD 230,000. Fixtures for units capable of drilling in depths of up to 1,500 meters (5,000 feet) in the West-African region are currently in the range of USD 150,000 to 180,000 per day. Dayrates in the ultra-deepwater segment are typically now ranging from USD 150,000 to 180,000 in Gulf of Mexico, Brazil and West-Africa and USD 220,000 to 240,000 in harsh environment deepwater. Notwithstanding, we cannot guarantee that we will be successful in obtaining dayrates at this level. In addition, higher dayrates are often associated with short-term contracts for single wells. Consequently, even though a rig may be earning a higher dayrate, it may experience more time offhire inbetween contracts.

E.   OFF BALANCE SHEET ARRANGEMENTS

     None.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     As of December 31, 2003, the Company had the following contractual obligations:

                                                PAYMENTS DUE BY PERIOD
                        -------------  ------------------------------------------  --------------
CONTRACTUAL                TOTAL        LESS THAN     1 - 3 YEARS   3 - 5 YEARS     MORE THAN 5
OBLIGATIONS                               1 YEAR                                       YEARS
                        -------------  -------------  ------------ --------------  --------------
                            NOK            NOK            NOK           NOK             NOK
                                                (AMOUNTS IN THOUSANDS)
Notes and  Loans
(1), (2)                   2,999,044              -             -      2,999,044               -
Convertible loans            393,000              -       393,000              -               -
Mandatory
convertible bond (1)         574,553              -       574,553              -               -
Short-term USD loan           26,700         26,700                            -               -
Operating leases               7,621          2,733         3,900            988               -
Exploration
commitment                    91,275         91,275
                        -------------  -------------  ------------ --------------  --------------
TOTAL                      4,092,193        120,708       971,453      3,000,032               -
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

     THE APPLICATION OF CRITICAL ACCOUNTING POLICIES

     Financial Reporting Release No. 60, which was released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note 1 of the Notes to Financial Statements includes a summary of the accounting policies and methods used in the preparation of our consolidated financial statements. The following is a brief discussion of the more significant accounting policies and methods that we use, which are based on Norwegian GAAP.

GENERAL

     The preparation of financial statements in conformity with generally accepted accounting policies in Norway requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We evaluate these estimates on an ongoing basis, utilizing historical experience, consultation with experts and other methods we consider reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates. The most significant estimates and the assumptions relate to our fixed assets balances and to revenue and expense recognition.

REVENUE AND EXPENSE RECOGNITION

     The substantial majority of our revenues are derived from contracts including dayrate based compensation for drilling operation and fixed price mobilization fees. Revenues from dayrate based compensation for drilling operation are recognised in the period during which the services are rendered and at the rates established in the contracts. Mobilization fees received and costs incurred to mobilize an offshore rig from one market to another are recognized as revenue and operating expenses over the mobilization period. In cases where the mobilization fee per day exceeds the drilling day rate, the portion that exceeds the drilling day rate is recognized on a straight line basis over the estimated contract period. Other operating expenses are recorded when incurred.

FIXED ASSETS

     Fixed assets are stated at cost, less accumulated depreciation and impairment charges to recognize an economic impairment when management has determined that impairment has occurred.

     Cost includes interest incurred during the construction period of the rigs based on prevailing interest rates and weighted average capital expenditures. Expenditures for additions, significant renewals and betterments are capitalized, whereas expenditures for maintenance and repairs are expenses as incurred.

     The rigs are depreciated on a straight-line basis over the estimated useful life of the assets ranging from 5 to 30 years. The primary portion of the rigs is depreciated over 30 years. When assets are sold or retired, their costs and related accumulated depreciation are removed from accounts and any gain or loss is included in net income. Estimates of remaining useful life of the rigs could be affected by factors including changing market conditions, technology advances in industry or changing regulations.

     All fixed assets are evaluated for impairment on the basis of discounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting estimated future cash flows. In determining impairment of fixed assets, management must make significant judgments and estimates to determine if the discounted cash flows generated by those assets are less than their carrying value, including determining the appropriate discount rate to use. The data necessary for the execution of the impairment tests are based on management's estimates of future cash flows, which require estimating future day rates, utilization rates and profit margins. Assumputions used in these cash flows are consistent with internal forecasts. To support management estimates, market outlook and day rate considerations provided by an independent third party have been used. These considerations are mainly based on oil price in USD per barrel, oil and gas continue to be the prime source of energy and confirmation of expectations of discoveries of oil and gas in the artic. In the first quarter 2003, the Company recorded a write-down of Eirik Raude, based on this analysis.

     To the extent that circumstances change or assumptions used in discounted cash flow calculations change, we could experience additional impairments in the future.

RECENT ACCOUNTING PRONOUNCEMENTS

     In January 2003, the FASB issued Interpretation 46 (FIN 46), Consolidation of Variable Interest Entities (VIE). In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or
(b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 would have been effective for the Company as of March 31, 2004. However, the Company has evaluated its participation in VIE's and determined that it is not the primary beneficiary of any VIE. Implementation of FIN 46 will therefore not impact the Company's financial statement as of December 31, 2003.

     For additional information on our significant accounting policies, see Note 1 to our accompanying financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth information with respect to the members of our board of directors and the executive officers of our Company as of June 20, 2004. Our directors serve two-year terms. There is no limitation on the number of terms that a director may serve. The executive officers of our Company are appointed by and serve at the discretion of our board of directors:

------------------------------ ------------- ----------------------------------
NAME                           AGE           POSITION
------------------------------ ------------- ----------------------------------
Geir Aune (1)                  45            Chairman of the Board of Directors
Bjarne Skeie                   59            Director
James F.  Skouver0e            59            Director
Morten Borge (1)               56            Director
Roy Mosvold                    39            Director
Jon R. Aisbitt (2)             47            Director
Kai Solberg-Hansen (3)         55            CEO and Managing Director
Thor Kristian Haugnaess (3)    46            President
Christian Mowinckel            50            Vice President - Finance
Dag Eggan (4)                  31            Vice President-HES & Q
Willy T0rhaug                  54            Vice President-Operations
Robert M. Warrack              58            Vice President-Marketing
Erling Meinich-Bache           38            Vice President-Accounting
Frank Tollefsen (5)            37            Vice President - Technical


(1) MORTEN BORGE RESIGNED AS CHAIRMAN OF THE BOARD OF DIRECTORS IN MARCH 2003, BUT CONTINUES AS A DIRECTOR. THE BOARD ELECTED GEIR AUNE AS CHAIRMAN OF THE BOARD

(2)  ON MAY 16, 2003 JON R. AISBITT WAS ELECTED AS DIRECTOR OF THE BOARD.

(3) KAI SOLBERG-HANSEN WAS APPOINTED BY THE BOARD ON APRIL 8, 2002. IN MAY, 2003, THOR KHRISTIAN HAUGNAESS WAS APPOINTED INTO A NEW POSITION AS PRESIDENT. MR. SOLBERG-HANSEN REMAINS CEO AND MANAGING DIRECTOR.

(4) NINA TVEITA RESIGNED FROM HER POSITION JANUARY 31, 2004. MR DAG EGGAN WAS THEN APPOINTED VICE PRESIDENT HES&Q.

(5) FRANK TOLLEFSEN WAS EMPLOYED IN JANUARY 2004 AS VICE PRESIDENT - TECHNICAL, A NEW POSITION IN THE COMPANY.


     GEIR AUNE joined the board of Ocean Rig ASA on November 21, 2001. He has experience as a field engineer for Schlumberger and in various positions as Managing Director or Chairman of industrial investment companies and offshore/oil service related companies. Mr. Aune has served as Vice Chairman of Wilrig ASA, CEO of NCL Holding ASA and Norwegian Cruise Line and CEO of DSND Subsea AS. Mr. Aune resides in Baerum, Norway. As Chairman of the Board, Mr. Aune will serve Ocean Rig on a full-time basis.

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

     JAMES FRITHJOF SKOUVER0E serves as member of the Board of Directors of Stolt Offshore S.A., an offshore contracting company quoted on Nasdaq and listed on the Oslo Stock Exchange. He is currently an active owner of a group of companies operating within the contracting and manufacturing sectors in Norway and Sweden. Mr. Skouver0e has previously served as President of Stolt Sea Farm AS. Mr. Skouver0e holds a M.Sc. degree from the Norwegian University of Science and Technology at Trondheim and holds an M.B.A. from INSEAD. He resides in Oslo, Norway.

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

     JON R. AISBITT was elected as director of the board on May 16, 2003. Mr. Aisbitt was a former partner of Goldman Sachs & Co. and has 20 years experience in international investment banking.

     KAI SOLBERG-HANSEN has over 25 years of experience in the offshore and maritime sector. Before joining our Company, he was CEO of the Norwegian drilling contractor Northern Offshore ASA. He has worked as CFO of Kvaerner Maritime, as well as the Norwegian drilling contractors Wilrig AS and Ross Offshore AS. Mr. Solberg-Hansen holds a M. Sc. in Business from the Norwegian School of Management BI. He resides in Dr0bak, Norway. Mr. Solberg-Hansen was appointed President and CEO on April 8, 2002. As of Mat 2003, Mr. Solberg-Hansen is CEO and Managing Director.

     THOR KHRISTIAN HAUGNAESS has been working for Schlumberger for 19 years. His current position is President. In Schlumberger he has held several positions in Field Operations, Staff and Line Management. His assignment has covered oilfield operations in Europe, Africa, Middle East and Asia. Mr. Haugnaess holds a Master of Science degree in Petroleum Technology from NTH, University in Trondheim, Norway. He resides in Dubai.

     CHRISTIAN MOWINCKEL joined Ocean Rig in late July 2002 as Vice President Finance. His working career includes senior positions in Den norske Bank ASA, Elkem ASA, Kvaerner ASA and Deloitte & Touche in the field of banking, project development, international and corporate finance as well as corporate restructuring. Mr. Mowinckel holds a Master of Business and Administration degree from University of Wisconsin, USA and resides in Oslo, Norway.

     DAG EGGAN has been working with HES&Q issues for the international offshore drilling industry since 1997 at the same time as he joined Ocean Rig. Mr. Eggan was HES&Q project manager for the construction project of the rigs in Mississippi, and HES&Q Manager for Ocean Rig 2AS in Canada. In February 2004, he was promoted to HES&Q Director for Ocean Rig AS. Mr. Eggan holds a M. Sc. Degree in Environmental Engineering and resides in Trondheim, Norway.

     WILLY T0RHAUG has 30 years experience in the offshore industry. From 1985 he has had leading positions in the operations of drilling rigs in the industry with companies like Golar Nor Offshore, Jebsens (UK), Ltd, Aker Drilling and Transocean. He joined Ocean Rig in 1997 and was promoted Vice President Operations from June 2002. Mr T0rhaug resides in Stavanger, Norway.

     ROBERT M. WARRACK has 20 years experience in the drilling contracting business and was recruited to Ocean Rig from a position as Business Development Manager for Smedvig Offshore in Aberdeen. Before that he served as Vice President of Contracts and Sales for Sonat Offshore. Mr. Warrack holds a B. Sc. Degree in Mechanical Engineering from Heroit University, Edinborough. He resides in Aberdeen, Scotland. Mr Warrack was appointed Vice President Marketing as of January 1, 2003.

     ERLING MEINICH-BACHE joined Ocean Rig in March 2003. He has 10 years experience from various positions in Hitec ASA and latest as Vice President Finance in National Oilwell Norway AS. Mr. Meinich-Bache holds a M.Sc. in Financial Management and resides in Stavanger, Norway.

     FRANK TOLLEFSEN joined Ocean Rig in January 2004 as Vice President Technical Services. He has 18 years experience from various positions in the drilling contracting business. From 1990 he has had leading positions in the North Sea, Nigeria, Houston, Brazil, Canada, and the Middle East region as well as India and the Mediterranean. He spent the last 12 years with Transocean. Before that he served 6 years with Dolphin Drilling. Mr. Tollefsen is a Mechanical Engineer and resides in Sandnes, Norway.

B.   COMPENSATION

     For the year ended December 31, 2003, the aggregate compensation that we paid to our directors and officers for services in all capacities was NOK 8.5 million ($1.3 million). Each member of our board of directors that was on the board for the entire period ending at the general assembly in 2003 was entitled to receive a remuneration of NOK 300,000 ($45,005) for 2003-2004. Members serving for only part of this period received compensation based upon the amount of time served as a board member.

     In May 2003, at the Company's General Meeting, a new option plan for the Board members and management of the Company was authorized, and the share option plan authorized in August 2002 withdrawn. See Note 21 to our consolidated financial statements contained in this annual report for further information about the Company's option program.

     Mr. Solberg-Hansen received a salary of NOK 1,707,414 ($256,138 ) in 2003 and other compensation of NOK 17,617 ($2,643 ). Pension expenses for the CEO amounted to NOK 422,346 ($63,358). At December 31, 2003 the Chief Executive Officer holds 300,000 warrants in Ocean Rig ASA. The Exercise price for 50,000 warrants is NOK 10, the exercise price for 50,000 warrants is NOK 12, the exercise price for 50,000 warrants is NOK 14 and the exercise price for 150,000 warrants is NOK 18. The warrants were granted during 2003 as part of the Company's share based incentive program to employees. The Chief Executive Officer has not exercised any warrants during 2003.

     No funds have been set aside or accrued to provide for pension or retirement benefits, except for funds paid to our retirement benefit plan, as described in Note 17, Pensions, included in Item 18.

C.   BOARD PRACTICES

     The following table sets forth information with respect to the current term of office for the members of our board of directors.

      NAME                      SERVED SINCE      START OF CURRENT     END OF CURRENT TERM
                                                        TERM
      ---------------------- ------------------- -------------------- -----------------------
      Bjarne Skeie           September 26, 1996       May 2004               May 2006
      James F. Skouver0e       June 17, 1997          May 2004               May 2006
      Geir Aune                November 2001          May 2004               May 2006
      Morten Borge             November 2001          May 2004               May 2006
      Roy Mosvold              November 2001          May 2004               May 2006
      Jon Aisbitt                 May 2003            May 2003               May 2005


     Our directors do not have service contracts or other agreements that provide for benefits on termination of employment.

     We established an audit committee in May 2003. Members of the Audit Committee are Jon R. Aisbitt (chairman) and Morten Borge. Ocean Rig is not currently subject to the audit committee standards set forth under Section 10A of the U.S. Exchange Act of 1934, as amended. However the Audit Committee was established for the sake of good corporate governance and is given the mandate to assist the board of directors in fulfilling their responsibility to the shareholders, investment community and others relating to Ocean Rig's financial statements. The Audit Committee's primary responsibility is to oversee the financial reporting process on behalf of the board and report the results of their work to the board.

     Members of the Compensation Committee are Roy Mosvold and James F.
Skouver0e.

D.   EMPLOYEES

     On average, we had approximately 298 employees in 2003, 242 employees in 2002 and 176 employees in 2001. The increase in number of employees is due to increased activity starting in 2002 with the completion of Eirik Raude and start of operations for the Leiv Eiriksson and Eirik Raude. 266 of our employees are rig crew and 32 are shorebased support and management positions. Our employees are not members of unions or otherwise covered by collective bargaining agreements. We consider relations with our employees to be good.

E.   SHARE OWNERSHIP

     Our board views options as an integral part of the compensation package of employees and directors and the board will, as it believes necessary, grant additional options to attract and retain executives or other key employees. A new option program for the Management and the Board of Directors was approved at the General Meeting on May 16, 2003. The new option plan authorizes the Board to issue up to 8,800,000 shares in respect of the option plan each with a par value of NOK 10.0 per share. Of the total shares, 1,800,000 are reserved for the Chairman of the Board and 800,000 shares are reserved for each of the remaining Board members (4,000,000 options). The remaining 3,000,000 shares are reserved for the Company's management. The option program is based upon five classes of options, with varying exercise prices and vesting periods for each class. All options were granted on May 16, 2003 and vest according to each class's vesting period. Options can be exercised at any time from date of vesting to date of maturity. Ocean Rig has only one class of shares. Accordingly, there are no differences in voting rights with respect to any of the shares issuable upon exercise of any options.

     The options expire on May 16, 2005. Board members Morten Borge, Roy Mosvold, Jon Aisbitt and James F. Skouver0e each have confirmed the purchase of 800,000 options with an exercise price of NOK 15.0 per share for a total consideration of USD 30,000 each.

     The following table sets forth share ownership held in our Company and options granted to our directors and key management as of December 31, 2003.

----------------------- --------------------------------------- ----------- -----------
NAME                    POSITION                                SHARES (1)     OPTIONS
----------------------- --------------------------------------- ----------- -----------
DIRECTORS
Geir Aune               Chairman of the Board of Directors               -   1,800,000
James F. Skouver0e      Director                                         -     800,000
Morten Borge            Director                                    36,656     800,000
Bjarne Skeie (2)        Director                                         -           -
Roy Mosvold (3)         Director                                   238,583     800,000
Jon R. Aisbitt          Director                                         -     800,000

SENIOR MANAGEMENT
Kai Solberg-Hansen      President and CEO                                      500,000
Thor Kristian Haugnaess President                                              600,000
Christian Mowinckel     Vice President-Finance                                 200,000
Willy T0rhaug           Vice President-Operations                              300,000
Erling Meinich-Bache    Vice President-Accounting                              150,000
Nina E. Tveita (4)      Vice President-HES & Q                                 100,000
Robert M. Warrack       Vice President-Marketing                               200,000
Frank Tollefsen         Vice President - Technical
---------------------------------------------------------------------------------------

-------------
(1)     INCLUDES SHARES OWNED BY COMPANIES CONTROLLED BY THE DIRECTOR OR
        IMMEDIATE FAMILY.
(2)     BJARNE SKEIE CONTROLS DIRECTLY OR INDIRECTLY 36.6% OF THE SHARES IN
        SINVEST ASA. HE ALSO CONTROLS SKEIE GROUP WHICH OWNS MANDATORY
        CONVERTIBLE BONDS WITH A NOMINAL VALUE OF NOK 3,631,000.
(3)     ROY MOSVOLD  CONTROLS  238,583  SHARES  THROUGH  WATERMAN  HOLDING AND NEWPORT
        INVESTMENT FUND
(4)     NINA TVETIA LEFT HER POSITION VICE-PRESIDENT, HES&Q IN JANUARY 2004 AND
        WAS REPLACED BY DAG EGGAN (HAS RECEIVED 60,000 OPTIONS). NINA TVEITA
        EXERCISED 20,000 OPTIONS ON JANUARY 30, 2004 IN CONNECTION WITH HER
        LEAVING THE COMPANY. THESE OPTIONS EQUALED 20,000 SHARES AT AN AVERAGE
        PRICE OF NOK 12 PER SHARE.


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

To the knowledge of our management, Ocean Rig ASA is not directly or indirectly controlled by another corporation or by any foreign government. As of June 8, 2004, only Goldman Sachs & Co, Morgan Stanley & Co, Sinvest ASA, JPMorgan Chase Bank, Credit Suisse First (Europe) and Odin Forvaltning AS owned more than five percent of our outstanding shares. Mr. Skeie, who is a director of the Board of Ocean Rig ASA is the largest shareholder of Sinvest ASA and holds, directly or indirectly, 36.6% of the share capital of that company. As of June 8, 2004, the total number of shares held beneficially by directors and executive officers of our Company as a group was 275,239, representing approximately 0.4% of our outstanding shares (not including the shares of Sinvest ASA). Directors and executive officers of our Company have also received options to purchase shares in our Company, which may be exercised at certain dates and prices. See Item 6, "Directors, Senior Management and Employees--Compensation". Our large shareholders do not have voting rights different from those of our shareholders generally.

We have a single class of common shares. The following table sets forth information regarding the beneficial ownership of our common shares as of June 8, 2004 by each person known to us to own beneficially 5% or more of the outstanding share capital of our Company.

                                             NUMBER OF          PERCENTAGE OF
NAME OF BENEFICIAL OWNER                   COMMON SHARES        COMMON SHARES
-------------------------                  -------------        -------------
Goldman Sachs & Co.                          11,772,014             18.2%

Sinvest ASA (1)                              10,222,580             15.8%

JPMorganChase Bank                            9,357,004             14.5%

Morgan Stanley & Co                           8,078,493             12.5%

Credit Suisse (Europe)                        5,251,556              8.1%

Odin Forvaltning AS                           4,631,809              7.2%


(1) Mr. Skeie, a director of the Board of Directors holds 36.6% of the shares in Sinvest ASA.

     GOLDMAN SACHS & CO. has reduced their ownership of our Company to 18.2% on June 8, 2004, from 27.9% in June 2003.

     SINVEST ASA is at June 8, 2004 the registered owner of 15.8% of the shares of our Company.

     JPMORGANCHASE BANK is at June 8, 2004 the registered owner of 14.5% of the shares of our Company. They were not a registered owner above the 5% level at December 31, 2003.

     CREDIT SUISSE (EUROPE) is at June 8, 2004 the registered owner of 8.1% of the shares of our Company. They were not a registered owner above the 5% level at December 31, 2003.

     DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP. Together, Sinvest ASA and Directors and executive officers, as a group, holds a total of 10,497,819 shares or 16.2% of the total number of shares.

     The number of record holders in the United States as of June 8, 2004 is 53. Our records indicate that 0.5% of Ocean Rig's issued and outstanding share capital is held in the United States.

     As of December 31, 2003 our Company's share capital comprised 64,015,214 shares, with a par value of NOK 10 per share. As of June 19, 2004 our Company had 64,765,813 shares issued and outstanding, with a par value of NOK 10 per share. By full conversion of the Company's Mandatory Convertible Bond the number of shares could increase to 80,481,813.

B.   RELATED PARTY TRANSACTIONS

     Ocean Rig has entered into the following agreements with related parties:

     In 2002 Ocean Rig had an agreement with Hydralift related to the construction of the two drilling rigs "Leiv Eiriksson" and "Eirik Raude".

     One of the board members, Bjarne Skeie, sold his shares in Hydralift ASA in December 2002 and as of December 31, 2002, Hydralift ASA was no longer considered as related party to the Company. The Company's outstanding payables to Hydralift at December 2001 were NOK 27.6 million (USD 4.1 million). Transactions up until the sale of shares in Hydralift ASA are included in the table below:


                                                       PAYMENTS TO RELATED PARTIES
                                            ---------------------------------------------------
                                               TOTAL             YEAR ENDED DECEMBER 31,
                                              CONTRACT
                                               VALUE          2001          2002         2003
                                            -------------   ---------    ----------   ---------
                                                NOK           NOK           NOK         NOK
                                                          (AMOUNTS IN THOUSANDS)
Agreement regarding delivery of equipment
from Hydralift ASA to Leiv Eiriksson and
Eirik Raude (total for both rigs)                567,435      43,789        21,194           -



     The chairman of the board, Geir Aune, has received compensation of 22,500 USD per month for consulting fees starting at the end of March, 2003. Geir Aune can terminate the agreement with two months' notice and he is entitled to payment through the notice period. The Company can at any time terminate the contract, but then the compensation is firm through December 2004.

     Ocean Rig has issued a loan to Vice President Operations Willy T0rhaug. The balance outstanding as of December 31, 2003 and as of December 31, 2002 was NOK
1.2 million ($ 0.180 million).The loan was issued prior to July 2002 and there have been no material changes in loan terms. The loan is interest bearing and has quarterly installments over 5 years, ending 2008. All installments regarding 2003 were paid in advance in 2002.

     East Coast Drilling Partnership, ECDP, is a partnership formed by EnCana Corporation to provide offshore drilling services to EnCana Corporation and other companies. Ocean Rig had 5% ownership and 50% representation and voting rights in the Parthership. The Partnership is jointly controlled with EnCana which had an ownership of 95% and 50% representation and voting interest. On November 1, 2002 the drilling rig Eirik Raude was delivered on a bare boat charter to the Partnership. The Partnership was responsible for all operations of the rig and paid for all rig operating costs. Revenues received by Ocean Rig from ECDP amounts to NOK 41.7 million (USD 6.3 million) and NOK 313.1 million (USD 47.0 million) in 2002 and 2003 respectively. Ocean Rig's net negative investment in ECDP was NOK 3.1 million (USD 0.47 million) and NOK 6.7 million (USD 1.0 million) at December 31, 2002 and December 31, 2003 respectively. The balance at December 31, the respective years, represents Ocean Rig's maximum liability limited to 5% of the loss in the Partnership. Total losses related to Ocean Rig's share in the Partnership amounts to NOK 3.1 million (USD 0.47 million) and NOK 3.6 million (USD 0.54 million) in 2002 and 2003 respectively. The Partnership is accounted for in accordance with the equity method and is not consolidated as Ocean Rig has no controlling interest in the Partnership. Ocean Rig is not the primary beneficiary of the Partnership.

     On May 11, 2004 Ocean Rig and EnCana mutually agreed, pursuant to the terms of the partnership agreement, to increase Ocean Rig's equity share to 80 % of the Partnership after May 11, 2004. EnCana with subsidiaries will from the same date be 20% owner of the Partnership. All outstanding balances in the Partnership at May 11, 2004 are settled between the partners according to their original ownership shares in the Partnership. The 50% representation and voting rights remains unchanged for both parties in the Partnership. The Partnership maintains certain business activities as a going partnership, with insignificant exposure for Ocean Rig. All operational contracts with the partnership are terminated and as such the Partnership's drilling activities. As a consequence Ocean Rig will be responsible for all revenues and expenses related to the drilling contract for Eirik Raude going forward.

     C.   INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1.   Please refer to Item 18 for our consolidated financial statements.

2.   Please refer to Item 18 for our comparative financial statements.

3. Please refer to Item 18 for the independent auditors' report of PricewaterhouseCoopers.

4.   The last year of audited financial statements is not older than 15 months.

5.   Not applicable.

6.   Not applicable.

7.   Legal Proceedings

     Except for the matters discussed below, we are not a party to any material litigation other than routine legal proceedings incidental to our business.

1. Ocean Rig has received a counter claim from Halifax Shipyard relating to the last invoice for the construction of Eirik Raude in response to a significantly higher claim served by Ocean Rig. The Halifax Shipyard counter claim amounts to approximately USD 3 million. The counter claim is disputed by Ocean Rig.

     Management considers the possibility of suffering any losses in relation to this counter claim as remote, and has not made any accruals in the financial statement at December 31, 2003.

2. On March 28, 2002, the award was published in the arbitration between Maritima Petroleo e Engenharia Ltda ("Maritima") and Ocean Rig. With the exception of Maritima's claim for the return of the sum of $15 million discussed further below, the arbitration tribunal dismissed all of Maritima's claims (totaling $449,556,779). It has also confirmed that Ocean Rig was entitled to draw down on the $15 million letter of credit which was issued in its favor by Safra National Bank of New York (on Maritima's order). However, on the basis that Ocean Rig did not suffer any loss as a consequence of Maritima's failure to secure drilling contracts with Petrobras for Ocean Rig's two drilling rigs, the tribunal directed that the $15 million plus interest, which was deposited with HSBC Bank in New York, should be returned to Maritima. Ocean Rig, based on the advice of its legal advisers, determined that it would not appeal the award.

     In April 2003 Ocean Rig received GBP 925,000, approximately USD 1.4 million, from Maritima as a final settlement to recover parts of the legal fees incurred during the arbitration proceedings. This concluded the legal proceedings and liabilities between the parties in relation to the arbitration.

8.   Dividend Policy

     We intend to retain any future earnings for payment of interest expense and further development of our rig fleet and do not anticipate paying any cash dividends in the foreseeable future.

B.   SIGNIFICANT CHANGES

     Please refer to Note 25, "Subsequent Events," to the consolidated financial statements included in Item 18 for significant changes that have occurred since December 31, 2003.

ITEM 9. THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

     Not applicable.

B.   PLAN OF DISTRIBUTION

     Not applicable.

C.   MARKETS

     Our outstanding registered securities consist solely of Ocean Rig Norway AS's 10 1/4% secured notes due 2008 and the guarantees with respect thereto, which were registered under the U.S. Securities Act of 1933 pursuant to an exchange offer that expired on October 26, 1998. Neither the notes nor the related guarantees are listed on an exchange and there is no formal trading market for those securities, which are not registered under Section 12 of the U.S. Securities Exchange Act of 1934.

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

1. We are registered in the Norwegian national register of business enterprises under registration no. 976 769 643. Our corporate objective is to own and operate, directly or indirectly, offshore drilling units, offshore productions units and offshore drilling businesses as well as activities relating to the foregoing items and activities. Our corporate objective clause is found in ss. 3 of our articles of association.

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

3. We have only one class of shares. All shares have equal rights as to voting and dividend distributions. There is no restriction on the number of shares a shareholder may own. Further, our shareholders are not liable for additional capital calls and we have no discriminatory provisions against majority shareholders. Norwegian law requires that we grant preemptive rights to existing shareholders. Our shares do not carry any right to receive dividends, unless dividends are granted in the discretion of our Board of Directors. Each share carries one vote, and voting is cumulative. Directors' terms are staggered.

4. Any changes to the rights of our existing shareholders generally require a two-thirds majority vote of our shareholders represented at the shareholders' meeting. In certain cases, such as reducing the rights to dividends and dividing existing shares into classes not having equal treatment for shareholders, a 90% majority vote or unanimity may be required. These provisions are in accordance with the standard prescribed by Norwegian law.

5. Our shareholders' meetings are convened by our board of directors upon at least 14 days of notice. Shareholders of record as of the date of the meeting are admitted. However, any shares that have been sold but not delivered have no voting rights.

6. There are no limitations under our articles of association or under Norwegian law on the ownership or voting rights of foreign shareholders.

7. We have no provisions under our articles of association that would have a negative impact on a change of control, merger, acquisition or restructuring, except that any matter requiring changes to our share capital require a two-thirds majority vote.

8. Our articles of association do not require disclosure of ownership, although our share register is open to the public for review. Furthermore, the Oslo Stock Exchange requires shareholders passing certain thresholds (upward or downward) to give notice of their shareholdings. The current thresholds are 5%, 10%, 20%, 33.3%, 50%, 66.7% and 90% of a company's shares.

9. The law applicable to our company in the above areas is not significantly different from that in the United States.

10. Our articles of association are not more stringent than required by Norwegian law as to changes in share capital. A two-thirds majority vote of the shareholders represented at the shareholders' meeting is required for any such change.

C.   MATERIAL CONTRACTS

     In connection with our contract to drill one well in the Weymouth field offshore Canada for EnCana, Ocean Rig entered into, on October 17, 2003, a farm out agreement with EnCana to participate in the Weymouth well with a 22.5% equity interest in the well, with a right to participate with 15% in the Nova Scotia Exploration License No 2380. Drilling start up commenced October, 2003. In May 2004, Ocean Rig announced that the Weymouth well was unsuccessful and was being abandoned. Ocean Rig's share of the cost was approximately NOK 146.7 million (USD 22.0 million). The Company's maximum liability is the NOK 146.7 million (USD 22 million) disclosed above. Reference is also made to Notes 4 and 29 to our consolidated financial statements.

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

     There are no limitations imposed by Norwegian law or our articles of association on the right of non-resident or non-Norwegian persons to hold Ocean Rig Norway AS's 10 1/4% secured notes due 2008.

E.   TAXATION

     The following discussion is a summary of material Norwegian income tax matters relating to the acquisition, ownership and disposition of the 10 1/4% secured notes due 2008 by non-residents of Norway and does not purport to describe all of the tax considerations, including those arising under U.S. tax laws, that may be relevant to a U.S. resident holder of the notes. Holders of the notes are advised to consult their own tax advisors concerning the consequences, in their particular circumstances, of the ownership and disposition of the notes under Norwegian and other laws to which they may be subject.

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

F.   DIVIDENDS AND PAYING AGENTS

     Not applicable.

G.   STATEMENTS BY EXPERTS

     Not applicable.

H.   DOCUMENTS ON DISPLAY

     We have filed our Form F-4 registration statement with the U.S. Securities and Exchange Commission. This annual report does not contain all of the information included in the registration statement. You should refer to our registration statement and its exhibits if you would like to find out more about our Company and the 10 1/4% notes due 2008.

     We are not subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934. Regardless of whether or not we are subject to the requirements of the Exchange Act, we have agreed to provide the following information to the SEC, our note holders and our trustee so long as any notes remain outstanding:

     o all annual and quarterly financial information that would be required in a Form 20-F and Form 10-Q filing, including operating and financial reviews and prospects and, with respect to annual financial information, a report by our independent auditors PROVIDED, HOWEVER, if such financial information is prepared in accordance with Norwegian GAAP, such information will be reconciled to U.S. GAAP (including a determination of EBITDA); and

     o all reports that would be required in a Form 8-K filing (other than such reports required as a result of a Regulation S sale of equity securities).

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

I.   SUBSIDIARY INFORMATION

     For more information on our subsidiaries, see Item 4, "Information on our Company--Organizational Structure".

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

INTEREST RATE RISK

     We are exposed to the effects of movements in interest rates on the floating rate loans of Ocean Rig Norway AS and Ocean Rig 2 AS, which bear interest at a rate of LIBOR plus an amount ranging from 2.75% to 4.75%, depending on the loans. We have not to date entered into interest rate collars or interest rate swaps to hedge against this exposure, but we might do so in the future if we believe the market conditions are right. We estimate that a change of 100 basis points across all maturities in the LIBOR interest rate would have caused an increase or decrease in our interest expense of approximately NOK 14.9 million ($ 2.2 million) and NOK 15.4 million ($2.3 million) for 2003 and 2002, respectively.

FOREIGN CURRENCY EXCHANGE RATE RISK

     The financial statements of our Company are reported in Norwegian kroner. We have $449.2 million of long-term debt denominated in U.S. dollars. As a result, fluctuations in exchange rates can have a significant effect on our operating results and financial position. We estimate that a 10% increase or decrease of the U.S. dollar relative to the Norwegian kroner would have increased or decreased our interest expense in 2003 (using actual interest rates
2003) and 2002 by approximately NOK 23.3 million ($ 3.48 million) and NOK 17.8 million ($2.7 million), respectively, and long-term debt as of December 31, 2003 and 2002, would have increased or decreased by NOK 299.4 million ($ 44.9 million) NOK 313.5 million ($ 47.3 million), respectively.

     Leiv Eiriksson was constructed in the United States. The rig left the Friede Goldman Shipyard in May 2001 for sea trials and commissioning and commenced operations offshore Angola on February 7, 2002. Eirik Raude was mechanically completed on June 21, 2002 at the Halifax Shipyard in Nova Scotia, Canada on a "time and materials" basis. Payments to the shipyard were made in Canadian dollars.

     The Company is exposed to changes in foreign currency exchange rates and changes in interest rates, which affect the results of operations and financial condition. The Company manages exposure to changes in foreign currency exchange rates through its normal operating and financing activities, as well as through the use of financial instruments. Generally, the only financial instruments the Company may utilize to hedge currency exposure are forward exchange contracts. The Company had no forward exchange contracts outstanding as of December 31, 2002, but as of December 31, 2003 it had a total of USD 8.4 million outstanding with a fair market value of NOK 4.7 million (USD 0.7 million). Forward contracts are recorded at fair market value. Realized and unrealized gain and losses are recorded as financial items. The Company manages exposure to changes in interest rates by maintaining debt with both fixed and variable rates of interest.

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

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.   Not applicable.

B.   Not applicable.

C.   Not applicable.

D.   Not applicable.

E.   USE OF PROCEEDS

     We have used the net proceeds from the issuance by Ocean Rig Norway AS of the 10 1/4% notes due 2008, the incurrence by Ocean Rig Norway AS of loans in May 1998, the issuance by Ocean Rig ASA of convertible notes and loans in 2000 and a mandatory convertible loan in 2002, the incurrence by Ocean Rig 2 AS of a USD 100 million loan in 2001 (refinanced in June 2002), the incurrence by Ocean Rig ASA of a USD short-term loan in 2002 and the incurrence by Ocean Rig ASA of a USD 4 million short-term loan in August 2003, and from various private placements of shares together with existing cash and restricted cash on hand:
(1) to fund the construction and outfitting of Leiv Eiriksson and Eirik Raude;
(2) to fund the construction of the baredeck hulls for Rig No. 3 and Rig No. 4;
(3) to make interest payments on the secured notes due 2008, the floating rate loans and other indebtedness; and (4) for general corporate purposes. For a discussion of our capital investment program and capital resources, see Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources".

ITEM 15. CONTROLS AND PROCEDURES

     As of the end of the period covered by this Annual Report on Form 20-F, an evaluation was carried out under the supervision and with the participation of our management, including our CEO and Vice-President, Accounting, of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives, and management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures. Based upon and as of the date of the evaluation, our CEO and Vice-President, Accounting have concluded that our disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and Vice-President, Accounting, as appropriate, to allow timely decisions regarding required disclosure.

     There were no changes in our internal control over financial reporting during the period covered by this report that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Subsequent to the end of the period covered by this report, however, in the first quarter of 2004, the Company underwent the process of restating our financial information for 2002 and filing an amended annual report for that year as a result of certain inadvertent errors which were discovered in our original financial statements for that year. As a result of this process, management determined that certain changes should be made to ensure ongoing effectiveness of our controls and procedures. To date, in 2004 the Company has implemented the following changes in our internal control over financial reporting:

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

     o We have implemented in our internal control procedure a technical and methodical review of our evaluation process and calculation models for impairment of long-lived assets, performed by a minimum of two competent employees, and

     o We have revised our procedures relating to communication with our independent auditors, and have implemented a more stringent internal review process

The management is still in the process of improving the internal control system, and has a continuous focus on internal control betterments.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that no one member of the audit committee has all the attributes of an "audit committee financial expert" as defined for purposes of this Item 16A. The Company does not have an audit committee financial expert because the board considers that the membership of the audit committee as a whole has sufficient recent and relevant financial experience to discharge its functions.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics, which applies to employees, officers and directors of our Company. Our code of ethics will be made available to anyone requesting it, without charge, upon written request addressed to our Vice President, Finance, at our corporate headquarters in Norway.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young (E&Y) has served as our independent public accountants since May 2003. For the fiscal year ended December 31, 2002 and for the first half of 2003, our independent public accountants were PricewaterhouseCoopers DA (PWC). The following table summarizes the aggregate fees for professional audit services and other services rendered by either Ernst & Young or PricewaterhouseCoopers DA during each of our last two fiscal years.

                              YEAR ENDED DECEMBER 31,
                               2003             2002
                               (IN THOUSANDS OF NOK)

AUDIT FEES                    2,447,377        1,372,280
AUDIT-RELATED FEES              338,109           91,682
TAX FEES                         16,140          407,384
ALL OTHER FEES                  221,534                0
                            ------------    -------------
TOTAL                         3,023,160        1,871,346
                            ------------    -------------

     AUDIT SERVICES.

     Audit services mainly consisted of the audit of the consolidated financial statements as of and for the years ended December 31, 2003 and 2002, and the restatement of our consolidated financial statements for the year ended 2002. PWC conducted the audit with respect to our financial statements for 2002 (including the restatement thereof). E&Y has conducted the audit with respect to 2003.

     AUDIT-RELATED SERVICES.

     Audit-related services mainly consisted of services which are normally performed by the external auditor in connection with the audit of our financial statements, advisory services regarding specific regulatory filings and reporting procedures, reviews of our consolidated quarterly financial statements and other agreed-upon services related to accounting and billing records.

     TAX SERVICES.

     Tax related services mainly consists of services regarding taxation of expatriots and registration in foreign countries for corporate tax.

     OTHER SERVICES.

     Other services mainly consist of consultations related to internal control routines.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

     Ocean Rig is not currently subject to the pre-approval requirements promulgated pursuant to the Sarbanes-Oxley Act of 2002 as described in paragraph
(c)(7)(i) of Rule 2-01 of Regulation S-X. Notwithstanding, for the sake of good corporate governance, the Company's audit committee pre-approved the engagement terms and fees of Ernst & Young for services performed for the fiscal year ended December 31, 2003.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not required.

PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

                         OCEAN RIG ASA AND SUBSIDIARIES


                          INDEX TO FINANCIAL STATEMENTS



CONSOLIDATED FINANCIAL STATEMENTS OF OCEAN RIG ASA AND SUBSIDIARIES                      PAGE

Report of Independent Auditors                                                            55

Consolidated Statements of Operations for the years ended December 31,                    57
2001, 2002 and 2003

Consolidated Balance Sheets as of December 31, 2002 and 2003                              58

Consolidated Statements of Changes in Shareholders' Equity for the years                  59
ended December 31, 2001, 2002 and 2003

Consolidated Statements of Cash Flows for the years ended December 31,                    60
2001, 2002 and 2003

Notes to Consolidated Financial Statements                                                61


REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
of Ocean Rig ASA

We have audited the accompanying consolidated balance sheet of Ocean Rig ASA and subsidiaries as of December 31, 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Norway and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ocean Rig ASA and subsidiaries at December 31, 2003, and the consolidated results of their operations and their cash flows for the year ended December 31, 2003, in conformity with accounting principles generally accepted in Norway, which differ in certain respects from accounting principles generally accepted in the United States of America, as explained in Note 27 to the consolidated financial statements.

The accompanying financial statements have been prepared assuming that Ocean Rig ASA and subsidiaries will continue as a going concern. As more fully described in Note 26 the Company has incurred recurring operating losses. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 26. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Stavanger, Norway                                  Ernst & Young AS
March 31, 2004
except for notes 25 and 26,
as to which the date is
June 28, 2004

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Ocean Rig ASA:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of changes in shareholder's equity, present fairly, in all material respects, the consolidated financial position of Ocean Rig ASA and Subsidiaries at December 31, 2002 and the results of their operations and their cash flows for each of the 2 years in the period ended December 31, 2001 and 2002, in conformity with generally accepted accounting principles in Norway. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in Norway and the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. Accounting principles generally accepted in Norway vary in certain important respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income for each of the two years in the period ended December 31, 2002 and the determination of consolidated shareholders' equity at December 31, 2002 to the extent summarized in Note 27 to the consolidated financial statements.

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


PRICEWATERHOUSECOOPERS DA




Oslo, Norway
March 28, 2003
except as to the information
presented in Note 25 and 26, for which the date is June 25, 2003 and except as to the effect of the restatement related to the correction of the functional currency of the Company's Canadian branch described in note 29 to the financial statements included in the Company's 2002
Form 20-F/A, for which the date is March 24, 2004.

                         OCEAN RIG ASA AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

                                                             YEAR ENDED DECEMBER 31,
                                               -----------------------------------------------------
                                                    2001           2002        2003         2003
                                                --------------  -----------  ----------  -----------
                                                     NOK           NOK          NOK        USD(1)
                                                   (amounts in thousands, except for per share
                                                                   information)
Operating revenues non-related parties                 10,538      492,624     415,938       62,397
Operating revenues related parties                          -       41,707     313,142       46,976
                                                --------------  -----------  ----------  -----------
TOTAL OPERATING REVENUES                               10,538      534,331     729,080      109,373
                                                --------------  -----------  ----------  -----------
Operating expenses:
Salaries and other personnel expenses                 110,285      164,335     119,963       17,996
Other operating and administrative expenses           350,998      388,668     254,854       38,232
Depreciation, amortization and asset
 impairment write down                                255,171      160,586   1,588,868      238,354
Exploration expenses                                                            55,377        8,307
                                                --------------  -----------  ----------  -----------
TOTAL OPERATING EXPENSES                              716,454      713,589   2,019,062      302,889
                                                --------------  -----------  ----------  -----------
OPERATING LOSS                                       (705,916)    (179,258) (1,289,982)    (193,517)
                                                --------------  -----------  ----------  -----------

Interest and other financial income                    76,725      986,363     806,589      121,000
Interest and other financial expenses                (189,937)    (301,040) (1,017,114)    (152,582)
                                                --------------  -----------  ----------  -----------
NET FINANCIAL INCOME (EXPENSE)                       (113,212)     685,323    (210,525)     (31,582)
                                                --------------  -----------  ----------  -----------

INCOME (LOSS) BEFORE TAXES                           (819,128)     506,065  (1,500,507)    (225,099)

Income taxes                                             (329)         (22)          -            -
                                                --------------  -----------  ----------  -----------

NET INCOME (LOSS)                                    (819,457)     506,043  (1,500,507)    (225,099)
                                                ==============  ===========  ==========  ===========

Basic earnings/(loss) per share                       (158.40)       26.53      (27.50)       (4.13)
                                                ==============  ===========  ==========  ===========
Diluted earnings/(loss) per share                     (158.40)       18.61      (27.50)       (4.13)
                                                ==============  ===========  ==========  ===========

------------------------
(1) Translation of amounts from Norwegian kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader using the noon buying rate on December 31, 2003 of $1.00 = NOK 6.6660.

   The accompanying notes are an integral part of these consolidated financial statements.


                         OCEAN RIG ASA AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2002 AND 2003

                                                       AS OF DECEMBER 31,
                                         -----------------------------------------------
                                             2002             2003             2003
                                         --------------   --------------   -------------
                                              NOK              NOK            USD(1)
                                                     (AMOUNTS IN THOUSANDS)
ASSETS
Rigs, machinery and equipment                8,834,401        7,300,649       1,095,207
Long-term receivables and other assets          93,920           68,921          10,339
                                         --------------   --------------   -------------
Total non-current assets                     8,928,321        7,369,570       1,105,546
                                         --------------   --------------   -------------

Trade receivables - non-related parties         64,777           16,861           2,530
Trade receivables - related parties             21,948           26,090           3,914
Other current receivables                       33,585           51,115           7,668
Restricted cash                                  8,627           33,966           5,095
Cash and cash equivalents                      137,346          112,174          16,828
                                         --------------   --------------   -------------
Total current assets                           266,283          240,206          36,035
                                         --------------   --------------   -------------
Total assets                                 9,194,604        7,609,776       1,141,581
                                         ==============   ==============   =============

LIABILITIES AND SHAREHOLDERS' EQUITY

Share capital                                  492,887          640,152          96,033
Other equity                                 4,243,830        2,819,713         422,999
                                         --------------   --------------   -------------
Total shareholders' equity                   4,736,717        3,459,865         519,032
                                         --------------   --------------   -------------

Pension liabilities                                591                -               -
Convertible debt                               996,143          931,985         139,812
Notes and loans                              3,105,494        2,999,044         449,901
                                         --------------   --------------   -------------
Total long-term liabilities                  4,102,228        3,931,029         589,713
                                         --------------   --------------   -------------

COMMITMENTS AND CONTINGENCIES

Accounts payable - non-related parties          36,644           42,017           6,303
Accounts payable - related parties              22,555            2,177             327
Short term loan                                 84,322           26,700           4,006
Short-term portion of long term debt            23,982                -
Accrued interest and other financial
 expenses                                       46,870           44,706           6,706
Taxes withheld and social security tax          24,086           16,091           2,414
Advance payment from customers                  17,136            7,599           1,140
Other accrued expenses                         100,064           79,592          11,940
                                         --------------   --------------   -------------
Total current liabilities                      355,659          218,882          32,836
                                         --------------   --------------   -------------
Total liabilities and shareholders'
 equity                                      9,194,604        7,609,776       1,141,581
                                         ==============   ==============   =============

----------------
(1) Translation of amounts from Norwegian kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader using the noon buying rate on December 31, 2003 of $1.00 = NOK 6.6660.

The accompanying notes are an integral part of these consolidated financial statements.



                         OCEAN RIG ASA AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003


                                   NUMBER OF                                       TOTAL
                                     SHARES         SHARE          OTHER       SHARE-HOLDERS'
                                  OUTSTANDING      CAPITAL        EQUITY          EQUITY
                                  -------------    -----------   -----------    ----------
                                                      NOK           NOK            NOK
                                         (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE AT DECEMBER 31, 2000        44,455,295      1,333,659     1,841,747     3,175,406

Share issuances, net of share
issuance cost                       11,621,906        348,657        96,054       444,711
Net loss                                     -              -      (819,457)     (819,457)
Translation differences                      -              -         2,628         2,628
                                  -------------    -----------   -----------    ----------

BALANCE AT DECEMBER 31, 2001        56,077,201      1,682,316     1,120,972     2,803,288

Write down of nominal share
value (1)                                          (1,626,239)    1,626,239             -

Share issuances, net of share
 issuance cost                     245,548,354        245,549       990,619     1,236,168

Exercise of warrants               191,258,154        191,258             -       191,258

Conversion of convertible debt           3,142              3             8            11

Net income                                   -              -       506,043       506,043

Translation differences                      -              -          (50)          (50)
                                  -------------    -----------   -----------    ----------

BALANCE AT DECEMBER 31, 2002       492,886,851        492,887     4,243,830     4,736,717

Share issue, net of share
 issuance cost                      35,151,306         35,151        -2,398        32,753

Convertion of convertible debt         487,713            487         1,212         1,699
                                  -------------    -----------   -----------    ----------

Balance before reverse share
 split 10:1                        528,525,870        528,526     4,242,643     4,771,169

Reverse share split 10:1          (475,673,283)             -             -             -
                                  -------------    -----------   -----------    ----------

Balance after reverse share
 split 10:1                        52,852,587         528,526     4,242,643     4,771,169

Share issue, net of share
 issuance cost                      8,500,000          85,000        11,237        96,237

Conversion of convertible debt      2,662,627          26,626        66,566        93,192

Net loss                                    -               -    (1,500,507)   (1,500,507)

Translation differences                     -               -          (226)         (226)
                                  -------------    -----------   -----------    ----------
BALANCE AT DECEMBER 31, 2003       64,015,214         640,152     2,819,713     3,459,865
                                  =============    ===========   ===========    ==========

------------
(1) The nominal value of the Company's shares was written down from NOK 30.0 to NOK 1.0 in February 2002.

 The accompanying notes are an integral part of these consolidated financial statements.


                         OCEAN RIG ASA AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003


                                                     YEAR ENDED DECEMBER 31,
                                            -------------------------------------------
                                                2001       2002      2003       2003
                                              ---------  --------- ---------  ---------
                                                NOK        NOK       NOK       USD(1)
                                                      (AMOUNTS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                             (819,457)   506,043  (1,500,507)(225,099)
Adjustments  to reconcile net income (loss)
 to net cash provided by (used in) operating
 activities:
   Depreciation, amortization (including
   amortization of loan discount) and asset
   impairment write down                       287,002    317,141  1,708,702   256,332
   Gain/loss from sale of assets                            2,251
   Net unrealized foreign exchange gain/loss    56,702   (918,328)  (131,962)  (19,796)
Changes in operating assets and liabilities:
   Trade receivables related parties                 -     (4,142)    22,176     3,327
   Trade and other current receivables
   non related parties                         (44,569)   (54,845)    (6,122)     (918)
   Accounts payable related parties             12,599    (20,378)    (1,850)     (278)
   Accounts payable non related parties         37,519     (9,975)    (2,964)     (445)
   Other current liabilities                    61,310     41,516    (40,167)   (6,026)
                                               --------- ---------  ---------  --------
   NET CASH PROVIDED BY (USED IN)
   OPERATING ACTIVITIES                       (408,894)  (140,717)    47,306     7,097
                                              ---------  --------- ---------  ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Payments related to building contracts   (1,563,195)(1,903,093)         -         -
   Change in restricted cash                  (217,535)   244,867    (25,339)   (3,801)
   Proceeds from sale of fixed assets                -    377,330          -         -
   Purchase of machinery, equipment and
   intangible assets                              (803)    (3,061)  (111,187)  (16,680)
   Net change in long-term receivables          (4,259)     3,367        931       140
                                              ---------  --------- ---------  ---------
   NET CASH USED IN INVESTING ACTIVITIES    (1,785,792)(1,280,590   (135,595)  (20,341)
                                              ---------  --------- ---------  ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net proceeds from issuance of
   long-term debt and convertible debt        1,315,454   831,484     29,921     4,489
   Repayment of debt                                  -         -    (94,374)  (14,158)
   Net proceeds from issuance of common
   shares and warrants                          444,711   566,098    128,981    19,349
                                              ---------  --------- ---------  ---------
   NET CASH PROVIDED BY FINANCING
   ACTIVITIES                                 1,760,165 1,397,582     64,528     9,680
                                              ---------  --------- ---------  ---------

   Effect of exchange rate changes on
   cash and equivalents                          (8,992)   (9,134)    (1,411)     (212)

NET DECREASE IN CASH DURING THE YEAR           (443,513)  (32,859)   (25,172)   (3,776)
CASH AND CASH EQUIVALENTS AT BEGINNING OF
YEAR                                            613,718   170,205    137,346    20,604
                                              ---------  --------- ---------  ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR        170,205   137,346    112,174    16,828
                                              ---------  --------- ---------  ---------

------------------------
(1) Translation of amounts from Norwegian kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader using the noon buying rate on December 31, 2003 of $1.00 = NOK 6.6660.

 The accompanying notes are an integral part of these consolidated financial statements.



NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

GENERAL

     Ocean Rig ASA ("Ocean Rig" or the "Company") is a Norwegian public limited joint stock company that was incorporated on September 26, 1996.

     Ocean Rig, a development stage company through December 31, 2001, has established itself as a drilling contractor in the area of offshore exploration, development and production drilling with a focus on deepwater and harsh-environment areas.

     Ocean Rig own and operate two deepwater drilling rigs, "Leiv Eiriksson" and "Eirik Raude".

COMPANY REORGANIZATION

     In May 1998, Ocean Rig reorganized its corporate structure by establishing Ocean Rig Norway AS, a wholly owned subsidiary of Ocean Rig ASA, and by establishing a single purpose company for each of its rigs then under construction (collectively, the "Rig Companies"). The Rig Companies are named Ocean Rig 1 AS, Ocean Rig 2 AS, Ocean Rig 3 AS and Ocean Rig 4 AS, . Ocean Rig 1 AS and Ocean Rig 2 AS are all wholly owned subsidiaries of Ocean Rig Norway AS as of December 31, 2003. The Company sold its two baredecks held by each of Ocean Rig 3 AS and Ocean Rig 4 AS in March 2002 and merged Ocean Rig 3 AS and Ocean Rig 4 AS with and into Ocean Rig AS in December 2003 . The primary operations of the Company are conducted through Ocean Rig Norway AS and its subsidiaries and up until December 2003 the wholly owned management companies Ocean Rig AS, Ocean Rig Ltd. and U.S. Ocean Rig Inc. Ocean Rig AS, formerly Polycrest AS, was purchased by Ocean Rig ASA in February 1998. Ocean Rig Ltd. (in Aberdeen, UK) and U.S. Ocean Rig Inc. (in Houston, USA) were established by Ocean Rig ASA in 1998. Certain guarantees and collateral arrangements have been made among Ocean Rig ASA and its subsidiaries in connection with the placement of Secured Notes and Loans by Ocean Rig Norway AS, and Secured Loans by Ocean Rig 2 AS.

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

     Amounts included in the financial statements and notes are stated in thousands of Norwegian kroner (NOK) (or thousands of any other currency used herein), except percentages, share and per share amounts and where otherwise noted. The U.S. dollar (USD) amounts disclosed in the accompanying financial statements and the notes to the financial statements are presented solely for the convenience of the reader at the rate of NOK 6.6660 per USD 1.00, the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003, unless otherwise stated. Such translations should not be construed as representations that the NOK amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting policies in Norway requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We evaluate these estimates on an ongoing basis, utilizing historical experience, consultation with experts and other methods we consider reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates. The most significant estimates and the assumptions relate to our fixed assets balances and to revenue and expense recognition.

BASIS OF CONSOLIDATION

     The consolidated financial statements of Ocean Rig include the accounts of Ocean Rig ASA and its subsidiaries. All subsidiaries are wholly owned by Ocean Rig. All material intercompany balances and transactions have been eliminated in the consolidation.

     Translation of the financial statements of those foreign entities, using local currency as functional currency, to Norwegian kroner (NOK) is based on the balance sheet rate for assets and liabilities, and on the average exchange rate for revenues and expenses. Translation differences are accounted for as adjustments to the shareholders' equity in the consolidated balance sheet.

BUSINESS SEGMENTS

     Offshore drilling operations represent the only business area of Ocean Rig. Since the inception of the Company and up until February 2002, its activities have focused on managing the construction contracts and marketing the Company's rigs. In February 2002 the Company started operations with one of its two rigs and in November 2002 both of its rigs were in operations.

REVENUE AND EXPENSE RECOGNITION

     The substantial majority of our revenues are derived from contracts including dayrate based compensation for drilling operation and fixed price mobilization fees. Revenues from dayrate based compensation for drilling operation are recognised in the period during which the services are rendered and at the rates established in the contracts. Mobilization fees received and costs incurred to mobilize an offshore rig from one market to another are recognized as revenue and operating expenses over the mobilization period. In cases where the mobilization fee per day exceeds the drilling day rate, the portion that exceeds the drilling day rate is recognized on a straight line basis over the estimated drilling contract period.

     Other operating expenses are recorded when incurred.

CLASSIFICATION OF BALANCE SHEET ITEMS

     Assets intended for long-term ownership or use are classified as non-current assets. Other assets are classified as current assets. Receivables with an original maturity within one year or less are classified as current assets. Liabilities are classified in the same way.

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

FOREIGN CURRENCY TRANSACTIONS

     Amounts denominated in foreign currencies are translated using the exchange rates at the balance sheet date. Foreign currency gain and losses are recorded as financial items when incurred.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Group may from time to time use derivative financial instruments as part of its overall risk management strategy to hedge exposure to foreign currency risk and interest rate risk. Gains and losses on forward contracts with the aim of reducing exposure on expected future transactions are recognized as financial income/expense based on market value as they are incurred.

RECEIVABLES

     The Company's receivables are recorded at cost less any provision for uncollectible accounts. Provisions for uncollectible accounts are determined based on an evaluation of each individual receivable which is overdue. The evaluation includes several factors, including nature of dispute, financial condition of the debitor and security of the receivable. The receivable is written off when settlement is legeally binding.

CONSTRUCTION-IN-PROGRESS

     Construction contracts are included in non-current assets based on instalments paid and payable to the yard/supplier. Contracts denominated in foreign currencies are translated to NOK at the hedged exchange rate. For payments that are not hedged, the exchange rate on the due date of the instalments is applied. Other investments not included in construction contracts are capitalized during the construction period as incurred. Interest costs for construction of qualifying assets are capitalized based on prevailing interest rates and weighted average capital expenditures.

RIGS, MACHINERY AND EQUIPMENT

     Fixed assets are stated at cost, less accumulated depreciation and impairment charges to recognize an economic impairment when management has determined that impairment has occurred. Cost includes interest incurred during the construction period of the rigs based on prevailing interest rates and weighted average capital expenditures. Expenditures for additions, significant renewals and betterments are capitalized, whereas expenditures for maintenance and repairs are expenses as incurred. The rigs are depreciated on a straight-line basis over the estimated useful life of the assets ranging from 5 to 30 years. The primary portion of the rigs is depreciated over 30 years. When assets are sold or retired, their costs and related accumulated depreciation are removed from accounts and any gain or loss is included in net income. The estimated useful life of the rigs could change resulting in different depreciation amounts or impairment in the future.

     All fixed assets are evaluated for impairment on the basis of discounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting estimated future cash flows. In determining impairment of fixed assets, management must make significant judgments and estimates to determine if the discounted cash flows generated by those assets are less than their carrying value, including determining the appropriate discount rate to use. The data necessary for the execution of the impairment tests are based on management's estimates of future cash flows, which require estimating future day rates, utilization rates and profit margins. Assumputions used in these cash flows are consistent with internal forecasts. To support management estimates, market outlook and day rate considerations provided by an independent third party have been used. These considerations are mainly based on oil price in USD per barrel, oil and gas continue to be the prime source of energy and confirmation of expectations of discoveries of oil and gas in the artic. In the first quarter 2003, the Company recorded a write-down of Eirik Raude, based on this analysis.

     To the extent that circumstances change or assumptions used in undiscounted and discounted cash flow calculations change, we could experience additional impairments in the future.

     Rigs, machinery and equipment include rigs, EDP equipment, office equipment and automobiles.

     Capitalized costs of rigs and drilling equipment include all costs incurred in the acquisition of capital assets including allocations of interest costs incurred during periods that assets were under construction. Expenditures for maintenance and repairs are charged to expense as incurred.

     Depreciation of rigs and drilling equipment is computed using the straight line method over estimated useful lives, excluding estimated salvage value. The cost of rigs has been categorized separately by its main components, and useful lives have been determined for each component. The primary portion of the rigs is depreciated over 30 years, while other components are depreciated over their useful lives, ranging from 5 to 30 years. Average useful life for the rigs is 27 years. Parts of the rig's cost which relates to special periodic surveys, that take place every 5 years, are depreciated over the 5 year period.

     EDP equipment, office equipment and automobiles are recorded at cost and depreciated on a straight-line basis over the estimated useful lives ranging from 3 to 5 years for EDP equipment and office equipment, while automobiles are depreciated over 5 years.

EXPLORATION-DRILLING COST

     The Company uses the "successful efforts" method to account for exploration drilling costs. Such costs are temporarily capitalized pending evaluation of possible discoveries of oil and gas reserves. In the case of dry wells or discoveries that are assessed not to be commercially recoverable, the exploration drilling costs are expensed.

     If discoveries are assessed to be commercially recoverable, capitalized costs are depreciated under the unit-of-production method together with other development costs.

IMPAIRMENT OF LONG-LIVED ASSETS

     Fixed tangible and intangible assets are reviewed for impairment whenever events or changes indicate that the book value may not be recoverable. If circumstances indicate that the carrying amount of the assets may not be recoverable, the fair value of the assets is calculated. The fair value is defined as the estimated sales value or the value in use, whichever is higher. The value in use is determined based on the total of estimated discounted future cash flows, excluding financing expenses and taxes. If the fair value suggests that the carrying amount of the asset is not recoverable, the carrying amount is written down to the estimated fair value.

     The Company considers whether there is a basis for reversing previous asset impairment write-downs, using the same evaluation criteria as for impairment. If the review suggests that there is a basis for reversal, the carrying amount is reversed to the estimated fair value, limited to the carrying amount the asset would have been if no impairment had been recognized.

RETIREMENT BENEFIT COSTS

     The Company has retirement benefit plans for employees, which are managed and funded through Norwegian life insurance companies. The projected benefit obligations are calculated based on actuarial methods, and compared with the value of pension assets. The net amount of projected benefit obligations and pension assets (pension liabilities or prepaid pensions), adjusted for unrecognized changes in estimates, is included under long-term liabilities or non-current assets. Net pension costs (benefit earned during the period including interest on the projected benefit obligation, less estimated return on pension assets) are included in salaries and other personnel expenses.

TAXES

     Income tax expense consists of taxes payable and the net change in deferred taxes arising as a result of timing differences. Deferred taxes reflect the future tax payable as a result of the activities for the period. Deferred taxes are calculated based on timing differences between financial and taxable values, less losses carried forward. Deferred tax benefits are assessed based on general principles for valuation of long term assets assets. Tax valuation allowance is determined based on the likelihood of future utilization of the deferred tax benefits.

SHARE AND DEBT  ISSUANCE COSTS

     Share issuance costs are deducted directly from shareholders' equity. Debt issuance costs are capitalized and amortized using the effective interest method over the term of the related debt. Debt discount is reported as a direct reduction to the face amount of the debt, and amortized using the effective interest method over the expected term of the related debt.

SHARE OPTIONS

     All costs related to grants of share options to employees are recorded in accordance with the intrinsic value method. Under this method, the difference, if any, between the market value of the underlying share at the grant date and the exercise price for the underlying share to be paid by the employee is treated as a compensation expense over the vesting period. Any social security taxes related to the share options are accrued based upon the difference between the market value of the underlying shares and the exercise price for the underlying share at the end of each reporting period until the option is exercised.

DEBT ISSUED WITH DETACHABLE WARRANTS

     When debt is issued with detachable warrants a fair value calculation is made to allocate the proceeds received between the loan and the warrants. The allocation is made based upon an estimate of market value for the two securities at the date of issue. The value allocated to the warrants is recorded as equity and reduction to the loan, and the reduction of the loan is amortized as other financial expense over the term of the loan, using the straight line method, which approximates the effective interest method.

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

     Basic earnings (loss) per share are computed by dividing net earnings
(loss) by the weighted average number of common shares outstanding during the period. On a diluted basis, both net earnings (loss) and shares outstanding are adjusted to assume the conversion of the Company's potentially dilutive instruments.

CONVERTIBLE DEBT

     Convertible debt is recorded at its principal balance net of any discount or premium. Any discount or premium is amortized over the term of the loan. Further, an evaluation is made whether the embedded conversion feature within the debt instrument is beneficial (has intrinsic value) to the holder.

Any intrinsic value is recognized as a reduction to the convertible debt and an addition to equity. The balance is amortized as other financial expense over the term of the loan, or through the date the holder is able to convert the debt, using the straight-line method, which approximates the effective interest method.

EXTINGUISHMENT OF DEBT

     Any gain or loss from extinguishment of debt is recognized as a financial item at the time of extinguishment.

INVESTMENT IN JOINT VENTURES

     The equity method is used for investments in joint ventures. Joint ventures are entities that are jointly controlled and managed together with other non-related parties and none of the individual venturers are in a position to unilaterally control the entity. Under the equity method, the Company's share of profits and losses of joint ventures is included in the consolidated income statement under other financial items.

RECLASSIFICATIONS

Certain amounts on the balance sheets and the statements of operations in prior year financial statements have been reclassified to conform to the current year presentation.

NOTE 2. RESTRICTED CASH

     Net proceeds from certain of the loans incurred by the Company and a portion of the proceeds received by the Company from its issuance of shares were held in trust accounts for the completion of Leiv Eiriksson and Eirik Raude and for the payment of interest expenses and certain other fees during the construction period. In addition, restricted cash includes cash pledged as collateral for bank guarantees to the shipyards, cash paid to the retention account relating to the Fortis Loan Facility, collateral to other suppliers and to employee tax withholding amounts. Accrued interest and a portion of the installment payment due under the Fortis Loan Facility are paid monthly to the retention account. Payment of interest to the lenders is charged to the rentention account on a quarterly basis. Total resticted cash ar December 31, 2003 will be released during 2004.

Below are restricted cash items at December 31, 2002 and 2003:

                                                   AS OF DECEMBER 31,
                                              -----------------------------
                                                  2002            2003
                                              ------------- -- ------------
                                                  NOK              NOK
                                                 (AMOUNTS IN THOUSANDS)
Trust accounts (Construction Escrow
Account, Interest Escrow Account,
Supplemental Collateral Account, and
Escrow Account under the contracts with
Noble Drilling)                                        819               0
Retention account - Fortis Loan Facility             2,881          29,596
Amount pledged as collateral for bank
guarantees to shipyards and suppliers                  720             720
Taxes withheld from employees                        4,207           3,650
                                              -------------    ------------

TOTAL RESTRICTED CASH                                8,627          33,966
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

     Construction-in-progress consists of installments paid on shipyard contracts as well as other costs related to the construction of the Company's Bingo 9000 rigs. Interest costs are capitalized as part of construction in progress. The capitalized amounts are allocated to the rigs as follows:

                               LEIV          EIRIK         BAREDECK       BAREDECK        TOTAL
                               EIRIKSSON       RAUDE         NO. 3          NO. 4
                               ----------    ----------    -----------    ----------    ----------
                                  NOK           NOK           NOK            NOK           NOK
                                                     (AMOUNTS IN THOUSANDS)
BALANCE AT DECEMBER 31,
2001, INCLUDING CAPITALIZED
INTEREST, TRANSFER AND
WRITE-DOWN                             -     3,587,397        189,550       189,550     3,966,497
                               ----------    ----------    -----------    ----------    ----------

Payments related to building
contract in 2002                       -     1,409,251              -             -     1,409,251

Capitalized interest                   -       301,489              -             -       301,489

Transferred to Rigs,
Machinery and Equipment                -    (5,298,137              -             -    (5,298,137)

Disposals 2002                         -             -       (189,550)     (189,550)     (379,100)
                               ----------    ----------    -----------    ----------    ----------

BALANCE AT DECEMBER 31,
2002, INCLUDING CAPITALIZED
INTEREST, TRANSFER AND
WRITE-DOWN                             -             -              -             -             -
                               ----------    ----------    -----------    ----------    ----------



All rig construction was completed at December 31, 2002.



NOTE 4. LONG-LIVED ASSETS

     Depreciation expenses were NOK 15.1 million, NOK 160.6 million and NOK
292.9 million for 2001, 2002, and 2003, respectively.

The following table includes activity in long-lived assets for the year ended December 31, 2002 and 2003:

                               SEMI-SUBMERSIBLEEDP/OFFICE      EXPLORATION        TOTAL
                                 RIG AND           AND
                                  SPARE        TRANSPORTATION   DRILLING
                                EQUIPMENT       EQUIPMENT          COST
                               ------------    -------------    -----------    -----------
                                   NOK             NOK             NOK            NOK
                                          (AMOUNTS IN THOUSANDS)
COST AT DECEMBER 31, 2002        9,001,981           10,923              -      9,012,904

Additions in 2003                   55,256              553         55,377        111,187
Disposals in 2003                        -            (704)                         (704)
Translation adjustment                   -               10                            10

                               ------------    -------------    -----------    -----------
COST AT DECEMBER 31, 2003        9,057,237           10,782         55,377      9,123,397
                               ------------    -------------    -----------    -----------
                                   171,127            7,375              -        178,502
Accumulated depreciation at
December 31, 2002
Depreciation in 2003               291,412            1,456              -        292,868
Write down of rig                1,296,000                -                     1,296,000
Unsuccessful exploration
costs                                    -                -         55,377         55,377
                               ------------    -------------    -----------    -----------
ACCUMULATED DEPRECIATION,
WRITE-DOWN AND EXPENSED
EXPLORATION COSTS AT
DECEMBER 31, 2003                1,758,539            8,831         55,377      1,822,747
                               ------------    -------------    -----------    -----------
BOOK VALUE AT DECEMBER 31,       7,298,698            1,951              0      7,300,649
2003                           ------------    -------------    -----------    -----------


     Depreciation of Leiv Eiriksson and Eirik Raude commenced in November 2001 and November 2002, respectively, when the rigs were ready for their intended use.

     In the first quarter 2003, the Company recorded a write-down of Eirik Raude amounting to NOK 1,296 million as a consequence of a change in the accounting standard in Norway regarding impairment of long lived assets that became effective January 1, 2003. According to the new accounting standard, a write-down is required if the total net estimated discounted future cash flows are lower than the carrying amount of the asset. In previous years this impairment test was based on undiscounted cash flows. The most important assumptions used as the basis for calculating the write-down of Eirik Raude is a dayrate of USD 200,000 per day, an average earning efficiency of 92%, a risk adjustment of 10% and a cost of USD 75,000 per day. The cash flow is discounted using a risk free discount rate of 3.0%. For Leiv Eiriksson the most important assumption used to evaluate the rig value is an average dayrate of USD 190,000 per day, an average earning efficiency of 92%, a risk adjustment of 10% and a cost of USD 80,000 per day.The cash flow is discounted using a risk free discount rate of 3.0%. No write-down was recorded for Leiv Eiriksson. Future cash flows are based on a market outlook and day rate considerations provided by an independent third party. These considerations are mainly based on an oil price in real terms between 18-24 usd per barrel, oil and gas continue to be the prime source of energy and confirmation of expectations of discoveries of oil and gas in the arctic. Accordingly, actual future cash flows can vary from estimates used in the write-down calculation

     For debt covenant purposes, the Company obtains on a regular basis valuation for the rigs from two independent brokers with estimated values for the rigs. The most recent broker values received are materially lower than the book values as of December 31, 2003. The Company's view is that these estimates reflect a market situation where no sale of comparable rigs has taken place for a substantial period of time and that the estimates do not reflect the present earnings potential proven by new contracts representing an upturn in the deep water harsh environment drilling market. The Company also believes that new-building prices have increased significantly during the last 12 months due to higher prices for materials, increases in the US dollar value for equipment denominated in EUROS and the currently high backlog for Shipyards.

     Exploration drilling costs are related to the Company's participation in the Weymouth well through a farm out agreement with EnCana Corporation. The two other partners are EnCana and Shell.

     Ocean Rig entered into a farm out agreement with EnCana to participate in the Weymouth well offshore Nova Scotia with a 22.5% equity interest, with a right to a 15% working interest or an overriding royalty in the licence of 0.81% in the well for an expenditure of 22.5% of the cost of the well. Ocean Rig's total estimated share of the cost was approximately NOK 146.7 million (USD 22 million), of which approximately NOK 55.4 million (USD 8.3 million) was capitalized at December 31, 2003. Under the farm out terms, Ocean Rig may dispose of its interest in the well after completion of drilling the well, subject to certain contractual restrictions. The Company's maximum liability is the NOK 146.7 million (USD 22 million) disclosed above.

     The financing of the participation in the Weymouth well was covered primarily by an equity offering in November 2003 of NOK 97.8 million (USD 13.5 million at historical exchange rate), but also by cash generated from operating activities. USD 105,000 per day was paid to EnCana to finance Ocean Rig's investment in the well.

     Drilling start up commenced October 19, 2003 and the agreed day rate was USD 204,000 per day. In May 2004, Ocean Rig announced that the Weymouth was unsuccessful and was being abandoned. As a result, the capitalized cost at December 31, 2003 was fully expensed.

     Under the Weymouth Agreement, Ocean Rig will not be exposed to contingent liabilities in excess of those it would normally have as a drilling contractor and which are covered by appropriate insurance.

NOTE 5. ACCOUNTS RECEIVABLES

                                                                        AS OF DECEMBER 31,
                                                                     -------------------------
                                                                       2002           2003
                                                                     ----------    -----------
                                                                        NOK           NOK
                                                                      (AMOUNTS IN THOUSANDS)
Accounts receivables                                                    86,725         51,567
Provision for bad debt                                                       -        (8,616)
                                                                     ----------    -----------
NET ACCOUNTS RECEIVABLES                                                86,725         42,951
                                                                     ==========    ===========
LOSS ON ACCOUNT RECEIVABLES CHARGED TO PROFIT AND
LOSS                                                                         -         (8,616)
                                                                     ==========    ===========
PROVISION FOR BAD DEBT AS OF DECEMBER 31, 2002                                              0
INCREASE DURING 2003, CHARGED TO PROFIT AND LOSS                                        8,616
                                                                                   -----------
PROVISION FOR BAD DEBT AS OF DECEMBER 31, 2003                                          8,616
                                                                                   ===========

The Company has a few large customers which mainly are major oil companies. The credit risk is therefore evaluated by the Company to be minimal. Reference is made to Note 24 Segment Information.


NOTE 6. OTHER OPERATING AND ADMINISTRATIVE EXPENSES

                                                            YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------
                                                        2001          2002          2003
                                                     -----------   -----------   -----------
                                                        NOK           NOK           NOK
                                                             (AMOUNTS IN THOUSANDS)
Legal fees                                               64,074        19,726         2,807
Other fees (including engineering and service
personnel related to preparation for operations)         93,448       201,920        65,542
Materials used related to preparation for operations    135,816        96,731       128,442
Travel and marketing                                     23,165        10,695        23,745
Lay-up expenses (Baredecks No. 3 and 4)                   4,018         1,967             -
Office and administrative expenses                       19,957        51,166        13,219
Bad debt provisions                                           -             -         8,617
Loss on sale of assets                                        -         2,251             -
Other                                                    10,520         4,212        12,482
                                                     -----------   -----------   -----------
TOTAL OTHER OPERATING AND ADMINISTRATIVE EXPENSES       350,998       388,668       254,854
                                                     ===========   ===========   ===========

NOTE 7. INTEREST AND OTHER FINANCIAL INCOME

                                                            YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------
                                                        2001          2002          2003
                                                     -----------   -----------   -----------
                                                        NOK           NOK           NOK
                                                             (AMOUNTS IN THOUSANDS)
Interest income                                          17,993        21,485         2,412
Foreign currency gains                                   58,732       964,878       804,177
                                                     -----------   -----------   -----------
TOTAL                                                    76,725       986,363       806,589
                                                     ===========   ===========   ===========

NOTE 8. INTEREST AND OTHER FINANCIAL EXPENSES

                                                             YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------
                                                         2001          2002          2003
                                                      -----------   -----------   -----------
                                                         NOK           NOK           NOK
                                                              (AMOUNTS IN THOUSANDS)
Interest expense (total)                               (464,822)     (474,345)     (296,339)
Less: capitalized interest expenses                     449,132       301,489             -
Amortization and write down of capitalized debt         (31,831)      (39,877)      (55,804)
issuance costs
Foreign currency losses                                (129,428)      (87,872)     (651,105)
Other financial expenses                                (12,988)         (435)      (13,866)
                                                      -----------   -----------   -----------
TOTAL                                                  (189,937)     (301,040)    (1,017,114)
                                                      ===========   ===========   ===========



NOTE 9. BONDS AND LOANS

                                                        AS OF DECEMBER 31,
                                  ---------------------------------------------------------------
                                  AMOUNT OUTSTANDING        ACCRUED              SECURITY
                                                           INTEREST
                                    2002      2003      2002      2003
                                    NOK       NOK       NOK       NOK
                                                      (AMOUNTS IN THOUSANDS)
SHORT-TERM BONDS
  USD 52,9 million bond             84,322         -         -         -  None
  USD 4 million short-term bonds         -    26,700         -       334  Rig equipment
  Short term portion of long
  term debt (*)                     23,982         -         -         -
                                  --------- --------- --------- ---------
  TOTAL SHORT-TERM BONDS           108,304    26,700         -       334

LONG-TERM BONDS AND LOANS
  Mandatory Convertible Loans
  2002/2005                        669,452   574,553         -         -  None
  less unamortized balance of
  warrants and conversion rights   (66,309)  (35,568)        -         -
  Convertible bonds - 2000         393,000   393,000    28,434    27,817  None
  1998 Notes and Loans  (USD
  350 million)                   2,438,100 2,336,550    18,436    17,021  1st priority Leiv Eiriksson
                                                                          2nd priority Eirik Raude
  Loan (USD 100 million)           667,394   662,494         -      (466) 1st priority Eirik Raude
                                  --------- --------- --------- ---------
  TOTAL LONG-TERM BONDS AND
  LOANS                          4,101,637 3,931,029    46,870    44,372

  TOTAL BONDS AND LOANS          4,209,941 3,957,729    46,870    44,706
                                  --------- --------- --------- ---------


(*) First year installment of the USD 100 million loan.

Booked value of assets pledged as security, as of December 31, 2003 (amounts in thousands):

  Rig equipment                               114,068
  Leiv Eiriksson                            3,360,372
  Eirik Raude                               3,826,209


Short-term bonds are detailed in note 10, long-term loans in note 11 and long-term bonds in note 12.



NOTE 10. USD SHORT-TERM BOND (ZERO COUPON BOND 2002 / 2003)

     The Company issued a short term USD 52.9 million bond in May and June 2002 "USD 52.9 million bond". The bond was structured as an unsecured zero coupon bond loan with payment to the Company of USD 43.1 million. The discount was recorded as a direct reduction of the principal loan amount and amortized as interest expense over the term of the bond. During 2002, USD 32.6 million of the USD 52.9 million bond was converted to the Company's new Mandatory Convertible Bond issued in August and September 2002. The USD 32.6 million was converted at an exchange rate of NOK 7.60, equalling a subscription in the Mandatory Convertible Bond of NOK 248.1 million. See further information of the Mandatory Convertible Bond in Note 12 - Convertible loans. After instalments of USD 7.2 million in 2002 the outstanding principal balance of the USD short term loan was USD 13.1 million on December 31, 2002. The bond was repaid in full in 2003, with installments of USD 4.4 million in March and USD 8.7 million in August 2003.

     On August 29, 2003, Ocean Rig ASA issued USD 4 million of new short term bonds for general working capital purposes. The bonds bear interest at 15% and are due on August 28, 2004. The bonds are secured by a mortgage over rig equipment (in Norwegian: "Driftstilbeh0rspant" and "Varelagerpant") in Ocean Rig ASA. The book value of the loan at December 31, 2003 was NOK 26.7 million.



NOTE 11. 1998 NOTES AND LOANS AND FLOATING-RATE LOAN CREDIT FACILITY ("2002 FORTIS FACILITY")

1998 NOTES AND LOANS

     At December 31, 2003 and 2002 Ocean Rig has long-term debt of USD 350 million (NOK 2,438.1 million) related to financing of the construction projects for Leiv Eiriksson and Eirik Raude. It was issued in May 1998 by Ocean Rig Norway, a wholly owned subsidiary of Ocean Rig ASA. The USD 350 million debt consists of 10 1/4% Secured Notes Due 2008 (the "1998 Notes") with a face value of USD 225 million and Floating Rate Secured Loans Due 2008 (the "1998 Loans") with a face value of USD 125 million. The interest rate in respect of the 1998 Loans is LIBOR + 4.75%. Average interest rate was 6.1% in 2003.

     At December 31, 2003 the fair market value of the 1998 Notes was estimated at approximately 95% of the principal amount, i.e. USD 213,7 million, based on quoted trading prices in the secondary market.

     Ocean Rig ASA and the two rig companies owning Leiv Eiriksson and Eirik Raude have fully and unconditionally guaranteed the 1998 Notes and the 1998 Loans on a joint and several basis. The 1998 Notes and the 1998 Loans, which contain covenants typical in bond financing, impose certain structural restrictions on the Company. Certain material provisions of the 1998 Notes and the 1998 Loans are as follows:

     o The 1998 Loans are fully redeemable at a premium declining from 3% at the issue date to zero from January 2003 and onwards. The 1998 Notes are fully redeemable from June 2003 at a premium declining from 5.125% to zero in June 2006 and onwards.

     o The 1998 Notes and the 1998 Loans are secured by a first priority charge in respect of Leiv Eiriksson and related assets and a second priority charge (subordinate to the USD 100 million Fortis Facility, described below) in respect of Eirik Raude and related assets.

     o The holders of the 1998 Notes and the 1998 Loans have the right to require Ocean Rig Norway to purchase some or all of the outstanding 1998 Notes and 1998 Loans at 101% of the principal amount if, among other things, there is a change of control of the Company. The indenture relating to the 1998 Notes and credit agreement related to the 1998 Loans restrict, among other things, Ocean Rig Norway AS and certain of its subsidiaries', ability to:

     o    incur additional indebtedness,

     o    pay dividends or make certain other restricted payments,

     o    permit certain liens to exist on its assets,

     o sell, assign, transfer, lease, convey or otherwise dispose of substantially all of its assets, or

     o    enter into certain transactions with affiliates.

     o The indenture and credit agreement relating to the 1998 Notes and 1998 Loans contains standard events of default, including:

     o    defaults in the payment of principal, premium or interest,

     o    defaults in compliance with covenants contained in the indenture,

     o    cross-defaults on more than USD 10 million of other indebtedness,

     o    failure to pay more than USD 10 million of judgments, and

     o    certain events relating to Leiv Eiriksson and Eirik Raude.


FLOATING RATE LOAN FACILITY - USD 100 MILLION FORTIS FACILITY

In November 2001, the Group entered into an agreement with Nordea Bank Norge and Fortis Bank (the Fortis Facility) for a six year term loan for an amount up to USD 100 million to refinance existing debt. The Fortis facility was drawn down on June 28, 2002. The loan has a six year term with final payment on February 28, 2008. The loan had originally semi-annual instalments with a balloon payment at the end of the loan term and may be prepaid at any time without penalty. The Fortis Facility is secured by a first priority security in Eirik Raude and related assets.

     Interest on the Fortis Facility accrues at a rate equal to LIBOR plus 2.75% up until 31 December , 2003. Thereafter, interest accrues with a variable margin of 1.75% to 2.75% depending on the rig's contract situation and the liquidity situation of the Company. The Fortis Facility includes covenants typical for bank loans, including a requirement that the Company shall have a minimum balance of unrestricted cash reserves and certain financial covenants such as maintaining a positive working capital and a minimum value adjusted equity. The average interest rate in 2003 was 4.24%.

     After Eirik Raude was delivered on contract with EnCana Corporation 1 November, 2002, the Company negotiated certain adjustments to the loan agreement. The new agreement reduces the minimum cash covenant from USD 20 million to USD 10 million, changes the instalments of the loan and gives Ocean Rig the opportunity to replace instalments on the loan with deposits, by equal amount, to a restricted retention account. Accumulated balance in the retention account can not be used by the Company. The Company has chosen to make deposits to the retention account and thus, have no instalments on the loan up until final maturity of the loan on February 28, 2008. The Group may, at any time, bring deposits in the retention account to a close and use accumulated balance in the retention account to pay instalments on the loan in accordance with the revised instalment plan.

During 2003 the Group has further renegotiated the debt retention profile of the loan as follows:

     a) postponement of 70% of the principal instalment equal to approximately USD 4.4 million falling due in June 2003, 50% repayable over the next nine instalments and 50% on final maturity (2003 - 2008),

     b) an option to postpone 70% of the principal instalment equal to approximately USD 4.8 million falling due in December 2003, 50% repayable over the next eight instalments and 50% on final maturity (2004 - 2008),

The option under b) above was exercised in December 2003.

In addition the Company renegotiated the following:

     c) an option to request the release of cash from retention, equal to the 30% portion of the June 2003 instalment and the 30% portion of the December 2003 instalment paid into retention, totalling approximately USD 3.8 million, on April 30, 2004 provided Eirik Raude is on contract at the time. Of the cash released is 50% repayable monthly over the following 14 months and 50% repayable after 14 months, and ,

     d) a temporarily reduction in the minimum net asset value requirement from USD 150 million to USD 75 million throughout 2004, and

     e) resulting changes to the cash retention mechanism reflecting the changes in the retention profile.

     The Company was able to comply with all financial covenants throughout 2003, but did need to receive a waiver of the minimum working capital covenant from the banks throughout the 1st quarter of 2003. For the remaining year and at December 31, 2003 and to the date of this report the Companay has been in compliance with all financial covenants.

NOTE 12. CONVERTIBLE LOANS

CONVERTIBLE BONDS 2000

     In 2000, convertible bonds totaling NOK 500 million were issued. These comprise of a 13% Subordinated Convertible Bond Issue 2000/2005 with a face value of NOK 200 million and an 11% Subordinated Convertible Bond Issue 2000/2005 with a face value of NOK 300 million. No security has been provided for the convertible loans. The loans and the associated interest are subordinate to all the other debt of the Company and pari passu with all other unsecured subordinated debt of the Company. The loan agreement also imposes certain structural restrictions on the Company. The approval of the Trustee or the bondholders is required in the case of discontinuance of operations, sale of material parts of the enterprise or material change in the nature of the business, certain dividend payments, other payments to shareholders that would reduce the equity of the Company, and raising of further long-term debt in connection with the completion of the rigs.

     During August and September 2002 NOK 107 million of the NOK 500 million loans were converted to the new Mandatory Convertible Bond 2002 / 2005. The conversion of the NOK 107 million face value equalled subscription in the new convertible bond of NOK 94.2 million. Further, NOK 3.2 million of accrued interest was added to the new convertible loan. The following conversion was made:


                                   FACE      CONVERSION  SUBSCRIBED IN    LOAN VALUE     STRIKE
                                   VALUE          RATIO      MANDATORY       AFTER
                                   CONVERTED               CONVERTIBLE    CONVERSION
------------------------------------------------------------------------------------------------
NOK 200 million 13% convertible       66,000       90 %         59,400       134,000      228.3
bond
NOK 300 million 11 % convertible      41,000       85 %         34,850       259,000      244.5
bond
------------------------------------------------------------------------------------------------
TOTAL CONVERTED                      107,000                    94,250       393,000
------------------------------------------------------------------------------------------------


     At December 31, 2003 the fair market value of the convertible loan of NOK 134 million and the convertible loan of NOK 259 million was estimated at 83% (NOK 111 million) and 81% (NOK 210 million) respectively, based on taxation value.

     The bondholders have the right to convert the bonds to shares in Ocean Rig ASA at NOK 35 per share at any time during the period from the issue of the loan until May 25, 2005 (the redemption date of the bonds).

MANDATORY CONVERTIBLE BOND 2002/2005

     The Company issued a zero coupon long term convertible bond in August and September 2002 totaling NOK 669.5 million. The loan matures in whole August 22, 2005, at which time the full outstanding principal balance becomes due. The bondholders may convert the loan into shares in the Company at a conversion rate of NOK 35 per share at any time during the term of the loan. The bondholders are obligated to convert outstanding bonds at the maturity date of the loan if such conversion is required by the Company, unless the Company undergoes debt negotiations or bankruptcy proceedings have been initiated. During the first 12 months of the loan, the loan ranked pari passu with all other unsecured debt of the Company and ahead of all subordinated debt of the Company. Thereafter, the loan became subordinated to all then existing debt of the Company, whether subordinated or not. However, the loan is ranking to other subordinated loans that the Company raises after August 23, 2002.

     Subscribers in the loan also received one warrant for each new share the bondholders had the right to acquire through conversion of the Mandatory Convertible Bond at the time of issue. A total of 191,275,143 warrants were issued to subscribers in the new bond. The warrants became exercisable as of October 31, 2002 and 191.258.154 warrants were converted into an equal number of shares. Any unexercised warrants lapsed on October 31, 2002.

Subscription and conversion of the Mandatory Convertible Bond:

New capital                                                                             323,975
------------------------------------------------------------------------------------------------
Conversion of USD 52.9 million bond                                                     248,071
Conversion of 13% NOK 200 million convertible bond                                       59,400
Conversion of 11% NOK 300 million convertible bond                                       34,850
Accrued interest on NOK 200 / NOK 300 bond                                                3,167

TOTAL SUBSCRIPTION                                                                      669,463

Converted during 2002                                                                        11
MANDATORY CONVERTIBLE BOND AT DECEMBER 31, 2002                                         669,452

Converted during 2003                                                                    94,899

MANDATORY CONVERTIBLE BOND AT DECEMBER 31, 2003                                         574,553
------------------------------------------------------------------------------------------------


     During 2003 NOK 94.9 million of bonds were converted into 2,711,398 shares in the Company. The outstanding loan balance at December 31, 2003 can be converted to 16,415,800 shares in the Company.

     The fair market value of the mandatory convertible bond was estimated at 41% representing NOK 235 million at December 31, 2003, based on the quoted market price at year end.

ALLOCATION OF VALUE TO WARRANTS AND CONVERSION RIGHTS:

     In determining the fair value of the warrants, the Company estimated, as of the issue date, the probability for the warrants to become exercisable to be 20% and a total of NOK 47.8 million were allocated to the fair value of the warrants. In addition NOK 26.8 million was allocated to the intrinsic value of the conversion feature embedded in the loan. The total value of
     74.6 million
     was recorded as a reduction to the loan balance and an addition to equity and is amortized as interest expense over the term of the loan. The remaining unamortized amount at December 31, 2002 was NOK 66.3 million and is included as a reduction to the loan balance. During 2003 NOK 30.7 million was amortized and recorded as other financial expense. The balance at December 31, 2003 was NOK 35.6 million.

NOTE 13. DEBT ISSUANCE COSTS

     Capitalized debt issuance cost is amortized over the term of the related debt. Total amortization and write-down of debt issuance costs amounted to NOK
23.5 million, NOK 39.9 million and NOK 31.8 million in 2003, 2002 and 2001, respectively. The unamortized debt issuance costs, which is included in long-term receivables and other assets, amounts to NOK 83.2 million and NOK 59.7 million at December 31, 2002 and December 31, 2003 respectively.

NOTE 14. INCOME TAXES

     A summary of taxable loss, temporary and permanent differences and the calculation of deferred taxes is presented below.

                                                            YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------
                                                        2001          2002          2003
                                                     -----------   -----------   -----------
                                                        NOK           NOK           NOK
                                                             (AMOUNTS IN THOUSANDS)
ANNUAL TAX EXPENSE
Current tax expense                                         329            22             -

Deferred tax espense                                          -             -             -

INCOME TAXES                                                329            22             -
                                                     -----------   ----------    -----------
FOREIGN TAX EXPENSE                                         329            22             -
                                                     ===========   ===========   ===========


The tax effect of temporary differences and tax loss carryforwards giving rise to deferred tax assets (liabilities) were as follows as of December 31, 2002 and 2003.

                                                                         DECEMBER 31,
                                                                   -------------------------
                                                                      2002          2003
                                                                   -----------   -----------
                                                                      NOK           NOK
                                                                    (AMOUNTS IN THOUSANDS)
Accrued expenses                                                        2,437         2,080
Tax loss carry forwards                                               650,217       984,550
                                                                   -----------   -----------
Total deferred tax assets                                             652,654       986,630

Accelerated depreciation of assets, including
capitalized interests, for tax purposes                              (380,665)     (299,236)
Pension asset                                                          (1,911)       (1,960)
                                                                   -----------   -----------
Total deferred tax liabilities                                       (382,576)     (301,196)

Net deferred tax asset                                                270,078       685,434
Less valuation allowance                                             (270,078)     (685,434)
                                                                   -----------   -----------
Net deferred tax assets                                                     0             0
                                                                   -----------   -----------

Management believes significant uncertainty exists regarding the realizability of deferred tax assets. Accordingly, a valuation allowance has been recorded as of December 31, 2002 and 2003.



Tax losses carry forwards in Norway per December 31, 2003 expire as follows:



                                            AS OF DECEMBER 31,
                                                   2003
                                           ----------------------
YEAR                                                NOK
                                                (AMOUNTS IN
                                                THOUSANDS)

2008                                                     112,532
2009                                                     244,127
2010                                                     671,566
2011                                                     885,825
2012                                                     392,526
2013                                                   1,112,584
                                           ----------------------
TOTAL                                                  3,419,160
                                           ======================

In general, tax losses in Norway expire after 10 years. Included in the tax-losses carried forward are also losses from operations in Canada. In Canada tax losses expire after 7 years.

A reconciliation between income tax expense computed at the statutory income tax rate for the years ended December 31, 2001, 2002 and 2003, to Ocean Rig's effective tax rate is as follows:

                                               YEAR ENDED DECEMBER 31,
                                        ---------------------------------------
                                           2001          2002          2003
                                        -----------   -----------   -----------
                                           NOK           NOK           NOK
                                                (AMOUNTS IN THOUSANDS)
28% of profit/(loss) before taxes         (229,356)     141,698       (420,142)
Change in valuation allowance              234,760     (152,578)       415,356
Differences in tax rates                       156       (5,117)       (27,185)
Effect of permanent differences                  -             -        14,610
Effect of other differences                 (5,231)      16,019         17,361
                                        -----------   -----------   -----------
INCOME TAX EXPENSE                             329           22              -
                                        -----------   -----------   -----------

All current tax amounts are related to operations in the United States.

The tax treaty with Canada has been changed from the exemption method to the tax credit method from January 1, 2003.

NOTE 15. EARNINGS / (LOSS) PER SHARE

     Basic earnings / (loss) per share are computed by dividing net loss by the weighted average number of common shares outstanding during the period.




                                                              EARNINGS    WEIGHTED    DILUTED
                     EARNINGS                                  (LOSS)     AVERAGE     EARNINGS
                      (LOSS)                       BASIC     APPLICABLE    SHARES      (LOSS)
                    APPLICABLE      WEIGHTED     EARNINGS/       TO     OUTSTANDING     PER
                     TO COMMON   AVERAGE SHARES   (LOSS)       DILUTED    DILUTED      SHARE
                      SHARES      OUTSTANDING    PER SHARE      SHARES   DENOMINATOR   AMOUNT
                    (NUMERATOR)  (DENOMINATOR)     AMOUNT    (NUMERATOR)
                   -------------- -------------  ----------- ------------ ---------- ----------
                        NOK           NOK           NOK          NOK         NOK        NOK
BASIC AND DILUTED
EARNINGS (LOSS)
PER SHARE                    AMOUNTS IN THOUSANDS, EXCEPT FOR PER SHARE INFORMATION

For the year
ended December
31, 2001:              (819,457)         5,175     (158.40)    (819,457)      5,175   (158.40)

For the year
ended December
31, 2002:               506,043         19,074       26.53      514,343      27,645     18.61

For the year
ended December
31, 2003:            (1,500,507)        54,570      (27.50)  (1,500,507)     54,570    (27,50)



     Basic earnings per share calculations are calculated based on the weighted-average number of common shares outstanding during the period. When calculating diluted earnings per share, all potentially dilutive securities are included in the calculation. At December 31, 2003 dilutive securities are excluded from the computation of diluted earnings per share due to their antidilutive effect.

     All figures relating to earnings per share and diluted earnings per share are adjusted to reflect the reverse split of the share (10:1) carried out May 21, 2003.

Reconciliation of the numerator and demominator for calculation of basic and dilutive earning (loss) per share:

NUMERATOR:
                                          YEAR ENDED DECEMBER 31,
                                   --------------------------------------
                                      2001         2002          2003
                                   ------------  ----------   -----------
Income (loss) applicable to
common shares                        (819,457)     506,043    (1,500,507)
Financial expense attributable to
mandatory convertible debt                   -       8,300             0
                                   ------------  ----------   -----------
Income (loss) applicable for
calculation of dilutive earnings
(loss) per share                     (819,457)     514,343    (1,500,507)
                                   ============  ==========   ===========


DENOMINATOR:
                                          YEAR ENDED DECEMBER 31,
                                   ------------  ----------   -----------
                                      2001         2002          2003
                                   ------------  ----------   -----------
Basic weighted average shares
outstanding                              5,175      19,074        54,570
Effect of dilutive securities:
Mandatory convertible debt                   -       6,760             -
Warrants                                     -       1,811             -
                                   ------------  ----------   -----------
Diluted weighted average shares
outstanding                              5,175      27,645        54,570
                                   ============  ==========   ===========

     Anti-dilutive effects corresponding to 2.1 million, 2,0 million and 20.5 million shares in 2001, 2002 and 2003 respectively, is not considered in the above table.

NOTE 16. RELATED PARTY TRANSACTIONS


Ocean Rig has entered into the following agreements with related parties:

     In 2002 Ocean Rig had an agreement with Hydralift related to the construction of the two drilling rigs "Leiv Eiriksson" and "Eirik Raude".

     One of the board members, Bjarne Skeie, sold his shares in Hydralift ASA in December 2002 and as of December 31, 2002, Hydralift ASA is no longer considered as a related party to the Company. The Company's outstanding payables to Hydralift at December 2001 were NOK 27.6 million (USD 4.1 million). Transactions up until the sale of shares in Hydralift ASA are included in the table below:


                                                       PAYMENTS TO RELATED PARTIES
                                            ---------------------------------------------------
                                               TOTAL             YEAR ENDED DECEMBER 31,
                                              CONTRACT
                                               VALUE
                                                                2001       2002       2003
                                            -------------   ---------    ----------   ---------
                                                NOK           NOK           NOK         NOK
                                                          (AMOUNTS IN THOUSANDS)
Agreement regarding delivery of equipment
from Hydralift ASA to Leiv Eiriksson and
Eirik Raude (total for both rigs)                567,435      43,789        21,194           -


     The chairman of the board, Geir Aune, has received compensation of 22,500 USD per month for consulting fees starting at the end of March, 2003. Geir Aune can terminate the agreement with two months' notice and he is entitled to payment through the notice period. The Company can at any time terminate the contract, but then the compensation is firm through December 2004.

     Ocean Rig has issued a loan to Vice President Operations Willy Torhaug. The balance outstanding as of December 31, 2003 and of December 31, 2002 was NOK 1.2 million ($ 0.180 million).The loan was issued prior to July 2002 and there have been no material changes in loan terms. The loan is interest bearing and has quarterly installments over 5 years, ending 2008. All installments regarding 2003 were paid in advance in 2002.

     East Coast Drilling Partnership, ECDP, is a partnership formed by EnCana Corporation to provide offshore drilling services to EnCana Corporation and other companies. Ocean Rig had 5% ownership and 50% representation and voting rights in the Parthership. The Partnership is jointly controlled with EnCana which had an ownership of 95% and 50% representation and voting interest. On November 1, 2002 the drilling rig Eirik Raude was delivered on a bare boat charter to the Partnership. The Partnership was responsible for all operations of the rig and paid for all rig operating costs. Revenues received by Ocean Rig from ECDP amounts to NOK 41.7 million (USD 6.3 million) and NOK 313.1 million (USD 47.0 million) in 2002 and 2003 respectively. Ocean Rig's net negative investment in ECDP was NOK 3.1 million (USD 0.47 million) and NOK 6.7 million (USD 1.0 million) at December 31, 2002 and December 31, 2003 respectively. The balance at December 31, in the respective years, represents

Ocean Rig's maximum liability, which is limited to 5% of the net loss in the Partnership. Total losses related to Ocean Rig's share in the Partnership amounts to NOK 2.7 million (USD 0.47 million) and NOK 3.6 million (USD 0.54 million) in 2002 and 2003 respectively. The Partnership is accounted for in accordance with the equity method and is not consolidated as Ocean Rig has no controlling interest in the Partnership. Ocean Rig is not the primary beneficiary of the Partnership. Total liabilities with the Partnership will be settled after completion of the Weymouth well. Reference is made to Note 25 Subsequent Events.



ECDP's financial accounts at December 31, 2003 showed the following:

                                                    FOR THE YEAR
STATEMENT OF OPERATIONS                            ENDED DECEMBER
                                                      31, 2003
                                                 -------------------
                                                        NOK
                                                    (AMOUNTS IN
                                                      MILLION
Revenue                                                      435.8
Operating expenses                                           528.3
Net financial gain (loss)                                      9.4
Profit (loss)                                               (83.1)
                                                            ------

                                                  AT DECEMBER 31,
BALANCE SHEET                                           2003
                                                 -------------------
                                                        NOK
                                                    (AMOUNTS IN
                                                      MILLION)
Current assets = total assets                                 21.5
Current liabilities                                          162.9
Partners' capital                                          (141.4)
Total liabilities and partners capital                        21.5


NOTE 17. PENSIONS

     Due to over funded pension plans the Company reports a pension asset, at year end 2003, that is included in Long-term receivables and other assets (see
Note 5). The Group has two retirement benefit plans for employees managed and funded through Norwegian life insurance companies. The plans cover 117 employees. Pension liability and pension costs are calculated based on the actuarial cost method and the following assumptions for 2003, 2002 and 2001 were used:

                                                             AS OF DECEMBER 31,
                                                 -------------------------------------------
WEIGHTED AVERAGE ASSUMPTIONS AS OF DECEMBER 31,      2001           2002           2003
                                                 -------------  -------------  -------------
Discount rate                                            6.0%           6.0%           5,5%
Expected return on plan assets                           7.0%           7.0%           7,0%
Expected rate of compensation increases                  3.5%           3.5%           3,5%
Adjustments to the social security base                  3,0%           3,0%           3,0%
Retirement pension increase rate                         2,5%           2,5%           2,5%

                                                          YEAR ENDED DECEMBER 31,
                                                 -------------------------------------------
                                                     2001           2002           2003
                                                 -------------  -------------  -------------
COMPONENTS OF NET PERIODIC  PENSION COST FOR THE     NOK            NOK            NOK
YEAR ENDED DECEMBER 31,
                                                           (AMOUNTS IN THOUSANDS)
Benefits earned during the year                         4,069          4,784          5,316
Interest cost                                             802          1,002          1,084
Expected return on pension assets                     (1,022)        (1,417)        (1,643)
Changes in estimates                                       81            141            179
Other pension cost                                        499          1,049            721
                                                 -------------  -------------  -------------
NET PERIODIC PENSION COST                               4,429          5,559          5,657
                                                 =============  =============  =============


The Company's prepaid pensions (over-funded plans) and pension liabilities (under-funded plans) at December 31, 2003 and December 31, 2002 are included in long-term assets and liabilities, respectively, and are specified below:

                                                      AS OF DECEMBER 31,
                                  -----------------------------------------------------------
                                     OVER/(UNDER)      OVERFUNDED PLANS         TOTAL
                                     FUNDED PLANS
                                    2002      2003      2002      2003      2002      2003
                                    NOK       NOK       NOK       NOK       NOK       NOK
                                                    (AMOUNTS IN THOUSANDS)
Present value of accrued  benefit  (2,079)     (358)  (15,068)  (19,187)  (17,147)  (19,536)
obligation
Effect of projected salary
increase                             (559)     (144)   (4,777)   (6,419)   (5,336)   (6,572)
                                  --------- --------- --------- --------- --------- ---------
Projected benefit obligation       (2,638)     (502)  (19,845)  (25,606)  (22,483)  (26,107)
Fair value of plan assets           3,245     1,506    22,483    26,167    25,728    27,673
Unrecognized changes in estimates  (1,198)     (542)    4,778     5,978     3,580     5,436
                                  --------- --------- --------- --------- --------- ---------
PREPAID PENSIONS/(PENSION
LIABILITIES)                         (591)      462     7,416     6,539     6,825     7,001



FAIR VALUE OF BENEFIT OBLIGATIONS
                                                       AS OF DECEMBER 31,
                                                       --------------------
                                                              TOTAL
                                                         2002       2003
                                                          NOK       NOK
                                                           (AMOUNTS IN
                                                           THOUSANDS)

Projected benefit obligation at January 1                 17,644    22,483
Actuarial loss/(gain)                                      (947)   (2,776)
Benefits earned during the year                            4,784     5,316
Interest cost on prior year's benefit                      1,002     1,084
obligation                                              --------- ---------

PROJECTED BENEFIT OBLIGATION AT
DECEMBER 31                                               22,483    26,107
                                                        --------- ---------

FAIR VALUE OF PLAN ASSETS
                                                       AS OF DECEMBER 31,
                                                       --------------------
                                                              TOTAL
                                                         2002       2003
                                                           (AMOUNTS IN
                                                           THOUSANDS)

Fair value of plan assets at
January 1                                                 18,446    25,728
Actuarial loss/(gain)                                     (2,286)   (4,812)
Actual return on plan assets                               1,417     1,643
Company contributions                                      8,151     5,114
                                                       ---------- ---------
FAIR VALUE OF PLAN ASSETS AT
DECEMBER 31                                               25,728    27,673
                                                       ---------- ---------

STATUS OF PENSION PLANS RECONCILED TO CONSOLIDATED BALANCE SHEET

                                                         AS OF DECEMBER 31,
                                                              TOTAL
                                                         2002       2003
                                                           NOK       NOK
                                                           (AMOUNTS IN
                                                            THOUSANDS)

Funded status of plans at December 31                    3,245     1,566
Unrecognised net gain/(loss)                             3,580     5,435
                                                      --------- ---------
TOTAL NET PREPAID PENSION RECOGNIZED AT
DECEMBER 31                                              6,825     7,001

The Company has a life-insurance company that invest the Company's funds according to Norwegian law. The law requires a low risk profile, hence the majority of the funds are invested in government bonds and high-rated corporate bonds.

EXPECTED BENEFITS TO BE PAID:

The Company is solely responsible for the contribution to the pension plan.

                       AMOUNTS IN
                          NOK
                       TOUSANDS)

2004                        5,951
2005                        6,070
2006                        6,203
2007                        6,352
2008                        6,511
                      ------------
Total first 5 year         31,087
                      ------------
Accumulated next 5         35,096
years                 ------------



NOTE 18. SUPPLEMENTAL CASH FLOWS INFORMATION

                                               YEAR ENDED DECEMBER 31,
                                        ---------------------------------------
                                           2001          2002          2003
                                           NOK           NOK           NOK
                                                (AMOUNTS IN THOUSANDS)
Cash paid during the year for:
Interest, net of amounts capitalized        15,750       172,856       296,339
Income taxes                                   220           329            22


NOTE 19. SHAREHOLDERS' EQUITY

COMMON SHARES

     There is only one class of common shares, and each common share is entitled to one vote. Dividends are proposed by the Board of Directors and subject to final approval by the Annual General Meeting based upon the Company's distributable equity, financial condition, results of operations and cash flows, as well as other factors the Board of Directors may deem relevant. In May 2003, the par value of the Company's shares was increased from NOK 1.0 per share to NOK 10.0 per share as a result of a reverse split of shares in the ratio 10:1. As of December 31, 2003, the Company had authorized 80,481,013 shares at par value NOK 10.0, of which 64,015,214 shares were issued and outstanding.

     At December 31, 2003 NOK 35.6 million relates to unamortized value of warrants and intrinsic bonds value. See further information of outstanding warrants in Note 20, "Warrants".

SHARE ISSUANCES FOR CASH

     In May/June 2001, the Company made share offerings of common shares, which resulted in the issuance of 11,621,906 new shares at NOK 30 per share. The share capital increased by NOK 348.7 million and the additional paid-in capital by NOK
116.2 million. The gross proceeds were reduced by NOK 20.2 million, representing share issue costs. The net proceeds received were NOK 444.7 million.

     In February 2002, the nominal value of the Company's shares was written down from NOK 30.0 to NOK 1.0.

     In February 2002, the Company's NOK 552.5 million Convertible Loan issued in November and December 2001 was converted to 73,666,666 shares in the Company at a conversion price of NOK 7.5 per share. The share capital increased by NOK
73.7 million and additional paid-in capital increased by NOK 447.7 million, net of share issue cost of NOK 31.2 million.

     In April 2002, the Company completed a private placement issuing 24,444,445 shares at an issue price of NOK 9.0 per share. The share capital increased by NOK 24.4 million and the additional paid-in capital increased by NOK 195.6 million. The gross proceeds were reduced by NOK 5.8 million, representing share issue costs. The net proceeds received were NOK 214.2 million.

     In May and June 2002, the Company issued 751,743 shares at an issue price of NOK 8.0 per share in a private placement. The share capital increased by NOK
0.7 million and additional paid-in capital increased by NOK 5.3 million. The gross proceeds were reduced by NOK 0.03 million, representing share issue cost. The net proceeds received were NOK 5.9 million. Further, included in the private placement, warrants recorded at a fair value of NOK 38.6 million were issued consisting of 35,685,300 warrants with an exercise price of NOK 8.0 per share. The net proceeds received were NOK 37.9 million, after deduction for issue cost of NOK 0.7 million.

     In October 2002, a total of 191,258,154 of the warrants that the Company issued in August 2002 were exercised with an exercise price of NOK 1.0 per share, increasing the share capital by NOK 191.3 million.

     In December 2002, the Company completed a private placement issuing 111,000,000 shares at an issue price of NOK 1.0 per share. The share capital increased by NOK 111.0 million equaling net proceeds received.

     In December 2002, a total of 3,142 shares were issued as a result of conversion of bonds in the Company's Mandatory Convertible bond issued in August 2002 at an issue price of NOK 3.50 per share. The share capital increased by NOK 3,142.0 and the additional paid-in capital increased by NOK 7,858.0

     In January 2003, the Company issued 35,151,298 shares at an issue price of NOK 1.0 per share. The share capital increased by NOK 35.2 million equaling net proceeds received.

     In March and May 2003, a total of 487,713 shares were issued as a result of conversion of bonds in the Company's Mandatory Convertible bond issued in August 2002 at an issue price of NOK 3.50 per share. The share capital increased by NOK 487,713 and the additional paid-in capital increased by NOK 1,219,282.

     In May 2003, 8 shares were issued, increasing the numbers of shares from 528,525,862 to 528,525,870, in connection with a reverse split of shares at 10:1, reducing the total number of shares outstanding from 528,525,870 to 52,852,587.

     In September and October 2003, a total of 2,662,627 shares were issued as a result of conversion of bonds in the Company's Mandatory Convertible bond at an issue price of NOK 35.0 per share. The share capital increased by NOK 26,626,270 and the additional paid-in capital increased by NOK 66,565,675.

     In November 2003, the Company completed an equity offering issuing 8,500,000 shares at an issue price of NOK 11.50 per share. The share capital increased by NOK 85.0 million to NOK 640,152,140 and net proceeds to the Company amounted to NOK 96.2 million.

     RESTRICTED AND UNRESTRICTED RESERVES

     Additional paid-in capital includes restricted reserves unavailable for dividend distributions. The level of these reserves is regulated by Norwegian law and amounts to NOK 5,180.3 million as of December 31, 2003.

NOTE 20. WARRANTS

     At year end 2002 there were 19,945,802 outstanding warrants related to the USD 52.9 million bond. Of these warrants 7,077,543 expired March 13, 2003 and 12,868,259 expired August 13, 2003. There are no outstanding warrants at December 31, 2003.

     Subscribers in the Mandatory Convertible Bond received one warrant for each new share the bondholders had the right to acquire through conversion of the Mandatory Convertible Bond at the time of issue. A total of 191,275,143 warrants were issued to subscribers in the new bond. The warrants became exercisable as of October 31, 2002 and 191.258.154 warrants were converted into an equal number of shares. Any unexercised warrants lapsed on October 31, 2002.

NOTE 21. SHARE BASED INCENTIVE PROGRAMS

Activity in the Company's share option plans for the three years ended December 31, 2001, 2002 and 2003 was as follows:


                                 EXERCISE PRICE      EXERCISE PRICE
                                  GREATER THAN      LESS THAN GRANT
                                GRANT DATE SHARE    DATE SHARE FAIR          TOTAL
                                FAIR VALUE VALUE
                               -----------------------------------------------------------
                                         WEIGHTED            WEIGHTED           WEIGHTED
                                         AVERAGE             AVERAGE            AVERAGE
                               NUMBER    EXERCISE  NUMBER    EXERCISE NUMBER OF EXERCISE
                               OF         PRICE    OF         PRICE     SHARES    PRICE
                               SHARES              SHARES
                               --------- --------- --------- -----------------------------
                                          (NOK)              (NOK)               (NOK)
OUTSTANDING AT DECEMBER 31,
2000                            710,000     42.54    220,000    41.16    930,000    42.21

Granted                               -         -    925,000     7.50    925,000     7.50
Cancelled                      (710,000)    42.54    (20,000)   41.16   (730,000)   42.50
                               ---------           ---------          -----------
OUTSTANDING AT DECEMBER 31,
2001                                  -         -  1,125,000    13.48   1,125,000    13.48

GRANTED                               -         - 11,091,000     3.50  11,091,000     3.50
EXPIRED                               -         - (5,545,500)    3.50  (5,545,500)    3.50
CANCELLED                             -         - (1,125,000)   13.48  (1,125,000)   13.38
                               ---------           --------- --------- ----------- -------
OUTSTANDING AT DECEMBER 31,           -         -  5,545,500     3.50   5,545,500     3.50
2002

GRANTED                        7,660,000    15.00         -             7,660,000    15.00
EXPIRED                                                   -                    -
CANCELLED                                         (5,545,500)    3.50  (5,545,500)    3.50
                                                   ---------           -----------
OUTSTANDING AT DECEMBER 31,
2003                           7,660,000    15.00         -             7,660,000    15.00
                               =========           =========          ===========


     The above table shows historical numbers. The numbers are therefore not restated with the writedown of nominal value from 30:1 taking place at February 2002 and the reverse split from 10:1 in May 2003.

     On November 21, 2001, the board granted a total of 925,000 options to the Board of Directors and key employees, subject to existing options agreements being cancelled. The exercise price was set at NOK 7.50 per share. The expiration date of the options is November 21, 2006. The options vest over five years, with 20% becoming exercisable each year. Employees and board members who resign may exercise any fully vested options at any date on or before the expiration date. The options will become immediately vested upon a change of control of the Company or upon the sale of the Company's first two rigs, contingent upon continued employment.

     On April 8, 2002, the board granted 200,000 options to primary insiders at an exercise price of NOK 9.20. The expiration date of the options is April 7, 2007. The options carry similar terms to the options issued on November 21, 2001. 100,000 of the options were subject to the approval of the General Meeting, which was obtained May 24, 2002.

     The authorization to issue 1,250,000 shares given to the board on May 18, 2000 expired May 18, 2002. On May 24, 2002, the General Meeting increased the authorization to 4,000,000 shares. The authorization is valid for two years. The General Meeting also authorized the Board to grant a total of 340,000 options to members of the Board at an exercise price of NOK 9.20 per share. All previous options granted to the Board members were withdrawn.

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

     At the Company's Ordinary General Meeting on May 16, 2003, a share based incentive program was approved for the issue of up to 8,800,000 options to the management and Board members. 1,800,000 options were allocated to the Executive Chairman, 800,000 were allocated to each of the other Board members and 3,000,000 were allocated to management.

     Subsequent to the General Meeting, four of the Board members purchased options to subscribe a total of 3,200,000 shares with strike price of NOK 15 for a total consideration of NOK 801,528 (USD 120,241). The options were fully vested at grant date. The board members will be able to recover the consideration paid for the options if they are not re-elected and the options expire as a result.

     For management and the Executive Chairman options were granted in packages each consisting of three options with an exercise price of NOK 10.00, NOK 12.00 and NOK 14.00, respectively, and three options with an exercise price of NOK
18.00. The options vest over 12 months, with 40% becoming exercisable by August 31, 2003, 20% by November 30, 2003, 20% by February 28, 2004 and 20% by May 31,
2004. The 1,800,000 options to the Executive Chairman were granted in the General Meeting for a total consideration of USD 59,400, payable prorata according to the vesting schedule. Options to management were granted in August and onwards. As of December 31, 2003 a total of 2,660,000 options of the 3,000,000 options reserved for management, had been granted to management for a total consideration of USD 90,420 payable prorata according to the vesting schedule. Management option holders will be able to recover the consideration paid for the options if their employment is terminated without cause and the options expire as a result. Amounts paid are in the balance recorded as liability.

     In the event that a transaction (change of control, merger, demerger, or sale of both drilling rigs) has been completed and the option holder resigns, all options becomes exercisable and are kept by the option holder.

     Any options outstanding under the plan authorized by the Company's Extraordinary General Meeting in August 2002 were cancelled.

     The options are non-transferable.

At December 31, 2003 the following options are granted and vested:

                               TOTAL
                              OPTIONS
----------------------------------------
Executive Chairman            1,800,000
Members of the Board          3,200,000
Management                    2,660,000



                               ------------------- ---------------------------
                                GRANTED    VESTED  EXERCISE     LAST EXERCISE
                                                     PRICE           DATE
                               --------- --------- --------- -----------------
CHAIRMAN                        300,000   180,000    NOK 10      Dec 31, 2004
                                300,000   180,000    NOK 12      Dec 31, 2004
                                300,000   180,000    NOK 14      Dec 31, 2004
                                900,000   180,000    NOK 18      Dec 31, 2004

MEMBERS OF THE BOARD          3,200,000 3,200,000    NOK 15      Dec 31, 2004

MANAGEMENT                      443,333   266,000    NOK 10      Dec 31, 2004
                                443,333   266,000    NOK 12      Dec 31, 2004
                                443,333   266,000    NOK 14      Dec 31, 2004
                              1,330,000   798,000    NOK 18      Dec 31, 2004

     The closing price of the shares at December 31, 2003 was NOK 14.50. The fair value of the underlying shares for some of the options is higher than the excercise price at December 31, 2003 and accrual for social security tax has been recognized. No options had been exercised at December 31, 2003.

NOTE 22. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company is exposed to changes in foreign currency exchange rates and changes in interest rates, which affect our results of operations and financial condition. The Company manages exposure to changes in foreign currency exchange rates through its normal operating and financing activities, as well as through the use of financial instruments. Generally, the only financial instruments the Company may utilize to hedge currency exposure are forward exchange contracts. The Company had no forward exchange contracts outstanding as of December 31, 2002, but as of December 31, 2003 it had a total nominal value of USD 8.4 million outstanding with a fair market value of NOK 4.7 million (USD 0.7 million). Forward contracts are recorded at fair market value. Realized and unrealized gain and losses are recorded as financial items. The Company manages exposure to changes in interest rates by maintaining debt with both fixed and variable rates of interest. The company has recorded a gain/(loss) of NOK 0, NOK 0, NOK 5.3 million in 2001, 2002 and 2003 respectively.

The following table summarizes the estimated fair value of the Company's financial instruments as of December 31, 2002 and 2003:



                                                          AS OF DECEMBER 31,
                                         ------------------------------------------------------
                                                   2002                         2003
                                         --------------------------   -------------------------
                                          CARRYING        FAIR        CARRYING         FAIR
                                           AMOUNT         VALUE         AMOUNT        VALUE
                                         ------------  ------------   -----------   -----------
                                             NOK           NOK           NOK           NOK
                                                           (AMOUNTS IN THOUSANDS)
Cash and cash equivalents                    137,346       137,346       112,174       112,174
Restricted cash                                8,627         8,627        33,966        33,966
USD short-term debt                          114,796       108,757        26,700        26,700
Long-term debt                             3,105,494     2,812,922     2,999,044     2,923,650
Convertible loans                          1,062,452       513,428       931,985       520,991


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

     The fair value of short term-debt is determined by reference to comparably rated debt instruments at these dates.

     The fair value of long-term debt and convertible loans is determined by reference to the market value of the Company's publicly traded debt instruments or at comparably rated debt instruments at these dates.

NOTE 23. COMMITMENTS AND CONTINGENCIES

CONSTRUCTION COMMITMENTS

     The Company completed its construction project of its two rigs during 2002 and as of December 31, 2002 the Company has no further commitments relating to its construction projects.

     In August 2002, the Halifax Shipyard agreed to defer up to USD 10 million in payments under the Halifax Contract until December 31, 2002. The Company was required to provide security for the deferred amount. The USD 10 million deferred balance was paid in full by the Company and all security interests were released, upon the delivery of Eirik Raude to EnCana under the EnCana Drilling Contract on November 1, 2002.

     Outstanding payments related to the construction of Eirik Raude amounted to NOK 8.7 million as of December 31, 2003 and represent payments to various suppliers. The Company had no outstanding payments to the Halifax Shipyard as of December 31, 2003, except for the counter claim disclosed below under "Litigation".

EXPLORATION COMMITMENT

     Through its participation in the Weymouth well, the Company has a commitment to contribute to 22.5% of the cost of the well. As of December 31, 2003 the remaining commitment is estimated to be NOK 91.3 million (USD 13.7 million).

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

     1. Ocean Rig has received a counter claim from Halifax Shipyard relating to the last invoice for the construction of Eirik Raude in response to a significantly higher claim served by Ocean Rig. The Halifax Shipyard counter claim amounts to approximately USD 3 million. The counter claim is disputed by Ocean Rig.

     Management evaluated the possibility of suffering any losses in relation to this counter claim as remote, and has not made any accruals in the financial statement at December 31, 2003.

LEASES

     The Company has operating lease commitments for equipment and office space that expire at various dates. The Group has no leasing commitments after 2008. At December 31, 2003, the Group had the following minimum non-cancellable leasing commitments:

                       OPERATING LEASES    SUBLEASES INCOME
                      ----------------------------------------
                              NOK                 NOK
                              (AMOUNTS IN THOUSANDS)


2004                                2,733               1,301
2005                                2,632                 868
2006                                1,268                   -
2007                                  593                   -
2008                                  395                   -
                      ----------------------------------------
TOTAL                               7,621               2,169
                      ========================================

     The Company recorded rent expense for 2001, 2002 and 2003 in the amount of NOK 4.5 million, NOK 4.5 million and NOK 3.3 milliion, respectively. The Company's lease commitments are related to office space, flats, cars and equipment in Norway and Canada.

     In the lease contract for office space in Stavanger the Company has an option to prolong the lease period for another 2 years.

     The Company subleases some office space. The sublease income for 2001, 2002 and 2003 was NOK 0, NOK 0 and NOK 3.0 million, respectively. Sublease income is recorded as reduction in leasing cost.

NOTE 24. SEGMENT INFORMATION

     For the year ended December 31, 2001 Ocean Rig's consolidated revenues was derived entirely from rig management operations. Rig management operations offer services to external companies as well as to Leiv Eiriksson and Eirik Raude. Leiv Eiriksson and Eirik Raude were under construction in 2001. As such, the Company had two reportable segments in 2001, as defined by SFAS 131: (1) offshore drilling operations and (2) rig management.

     The two rigs Leiv Eiriksson and Eirik Raude, commenced operations in February 2002 and November 2002, respectively. For the year ended December 31, 2002, 94% of consolidated revenues came from operations of the Company's two drilling rigs under the respective drilling contracts. For the year ended December 31, 2003, 96% of consolidated revenues come from operations of the Company's two drilling rigs.

     The former segment "rig management" is not reported separately in 2003. This business segment represents (less than 4% in 2003), and is mainly a result of increased offshore drilling operations. Rig management is therefore not a significant business segment going forward. As such, the Company has now one reportable segment, as defined by SFAS 131: Offshore Drilling operations. The former segment rig management, which is no longer considered a separate segment, is included under "other" in the segment reporting for the purpose of reconciling the segment information to the statement of operations. The external management activity was sold on January 1, 2004.

     During 2003 Leiv Eiriksson has been drilling under a drilling contract with ExxonMobile offshore Angola and Eirik Raude have been operating offshore Canada on drilling contracts with EnCana Corporation, PetroCanada and Imperial. Other offshore drilling operations services are primarily performed in Norway.

     Operating segments are determined based on differences in the nature of their operations, and is consistent with management reporting and decision-making.

     The accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies".

For the result of the Company's investment in ECDP, which is accounted for using the equity method, reference is made to Note 16.

     The table below presents information about reported segments for the years ending December 31, 2001, 2002 and 2003:

                                                       OFFSHORE
                                                       DRILLING
                                                      OPERATIONS       OTHER          TOTAL
                                                      ------------  -------------  -----------
                                                          NOK           NOK           NOK
YEAR ENDED DECEMBER 31, 2001
Operating revenues non-related parties                          -         10,538       10,538
Operating revenues related parties                              -              -            -
                                                      ------------  -------------  -----------
Total Operating revenues                                        -         10,538       10,538
                                                      ------------  -------------  -----------
Operating expenses                                        458,203          3,080      461,283
Depreciation and write-down                               254,563            608      255,171
Interest and financial income                              75,940            785       76,725
Interest and financial expense                           (189,857)           (80)    (189,937)
                                                      ------------  -------------  -----------
Net (loss) income before income taxes                    (826,683)          7,555    (819,128)
                                                      ------------  -------------  -----------

Total assets                                            8,166,009         22,349    8,188,358

YEAR ENDED DECEMBER 31, 2002
Operating revenues non-related parties                    462,640         29,984      492,624
Operating revenues related parties                         41,707              -       41,707
                                                      ------------  -------------  -----------
Total Operating revenues                                  504,347         29,984      534,331
                                                      ------------  -------------  -----------
Operating expenses                                        518,527         34,476      553,003
Depreciation                                              160,293            293      160,586
Interest and financial income                             984,864          1,499      986,363
Interest and financial expense                           (299,205)        (1,835)    (301,040)
                                                      ------------  -------------  -----------
Net (loss) income before income taxes                     511,186        (5,121)      506,065
                                                      ------------  -------------  -----------

Total assets                                            9,176,305         18,299    9,194,604

YEAR ENDED DECEMBER 31, 2003
Operating revenues non-related parties                    388,674         27,264      415,938
Operating revenues related parties                        313,142              -      313,142
                                                      ------------  -------------  -----------
Total Operating revenues                                  701,816         27,264      729,080
                                                      ------------  -------------  -----------
Operating expenses                                        351,141         23,675      374,817
Depreciation, write-down                                1,588,577            291    1,588,868
Exploration expenses                                                      55,377       55,377
Interest and financial income                             806,589              -      806,589
Interest and financial expense                          1,017,114              -    1,017,114
                                                      ------------  -------------  -----------
Net (loss) income before income taxes                  (1,448,428)       (52,079)  (1,500,507)
                                                      ------------  -------------  -----------

Total assets                                            7,609,409          8,817    7,609,776


Geographic segment information offshore drilling operations:

                                      LEIV
                                   EIRIKSSON,    EIRIK RAUDE     ADMINISTRATIO
                                     ANGOLA        , CANADA         NORWAY    N,   TOTAL
                                  -------------  -------------   -------------  ------------
                                      NOK            NOK             NOK            NOK
                                                   (AMOUNTS IN THOUSANDS)
Operating revenues non-related
parties                                389,092              -          26,845       415,938
Operating revenues related
parties                                      -        277,726          35,416       313,142
                                  -------------  -------------   -------------  ------------
External revenues                      389,092        277,726          62,261       729,080
Operating expenses                     275,184         48,597          51,035       374,816
Depreciation/write down                133,660      1,454,029           1,180     1,588,868
Exploration expenses                         -         55,377               -        55,377
                                  -------------  -------------   -------------  ------------
Operating loss                         (19,751)    (1,280,277)         10,046    (1,289,982)
Net financial items                     (4,671)        72,452        (278,305)     (210,525)
                                  -------------  -------------   -------------  ------------
Net loss before income taxes           (24,423)    (1,207,825)       (268,259)   (1,500,507)
Net loss                               (24,423)    (1,207,825)       (268,259)   (1,500,507)
Total assets, external               3,378,211      3,856,622         374,943     7,609,776
Investments                              9,539         45,718             553        55,810


The revenue shown in the table below is from the Company's major customers and is mainly related to the Offshore Drilling Operation segment:

                                           YEAR ENDED DECEMBER 31,
                                   ----------------------------------------
                                      2001          2002          2003
                                   -----------   ------------  ------------
                                      NOK            NOK           NOK
                                           (AMOUNTS IN THOUSANDS)
Esso Exploration Angola                     -        286,453       117,120
BP Exploration Angola                       -        113,380       270,980
Cabinda Gulf oil Company                    -         55,342            12
East Cost Drilling Parnership (*)           -         41,707       313,142

(*) Reference is made to note 16 - Related party Transactions.

NOTE 25. SUBSEQUENT EVENTS

SHARE BASED INCENTIVE PROGRAM

140,000 options have been granted to management after December 31, 2003, of which 60% were vested at the grant date. 50,000 options have been exercised by employees leaving the Company and 80,000 options have lapsed, resulting in total outstanding options as of March 31, 2004 of 7,670,000.

WEYMOUTH WELL RESULT

     In May 2004, Ocean Rig announced that the Weymouth A-45 deep water exploration well offshore Nova Scotia was unsuccessful and was being abandoned. As a result the capitalized cost at December 31, 2003 amounting to NOK 55.4 million (USD 8.3 million) was expensed. Exploration cost incurred after December 31, 2003 and up to May 2004 amounts to NOK 91.3 million (USD 13.7 million) and will be expensed in 2004. Weymouth was spudded on October 27, 2003, and took approximately 185 days to drill. This was longer than initially expected due to challenging nature of the geological strata and the complexity of drilling in deep water.

CONVERSION OF MANDATORY CONVERTIBLE BOND AND ISSUE OF NEW SHARES

     On April 28, 2004, Ocean Rig announced that investors converted a further 17,510 Mandatory Convertible Bonds with a nominal value of NOK 17,510,000 in the Mandatory Convertible Bond Issue 2002/2005 (ISIN NO 001015769.6) into 500,285 ordinary shares at 35 per share. This conversion has reduced the outstanding amount under the Mandatory Convertible Bond Issue from NOK 567,542,000 to NOK 550,032,000 and increased the number of ordinary shares outstanding in Ocean Rig ASA from 64,265,528 to 64,765,813.

MANAGEMENT EXERCISED OPTIONS OF THE OPTION PROGRAM APPROVED BY THE GENERAL MEETING MAY 16, 2003

     In February 2004, Ocean Rig announced that Senior Vice President HES&Q of Ocean Rig ASA Nina Tveita has exercised 20,000 options on January 30, 2004 These 20,000 options equal to 20,000 shares at an average share price of NOK 12.00 per share. The options are exercised in connection with her leaving the Company.

     In March 2004, Ocean Rig announced that Rig Manager - Leiv Eiriksson George McGuirt has exercised 30,000 options on January 30, 2004 These 30,000 options equal to 30,000 shares at an average share price of NOK 15.00 per share. The options are exercised in connection with him leaving the Company.

     Following this exercise the total share capital in Ocean Rig ASA increased from NOK 642,355,280 to NOK 642,655,280. The total number of shares outstanding increased from 64,235,528 to 64,265,528.

NEW FINANCING - SENIOR UNSECURED CONVERTIBLE BONDS AND SENIOR UNSECURED BRIDGE LOAN

     In May 2004 Ocean Rig announced new financing. Ocean Rig will issue NOK 105 million in Senior Unsecured Convertible Bonds. The Company has received and accepted subscription commitments for the entire bond issue from a syndicate of International and Norwegian professional investors in a private placement. The Senior Unsecured Convertible Bonds will carry interest at a fixed rate of 7 % p.a., and will mature in June 2007. The Bonds can be converted into shares at any time between disbursement and maturity at a conversion price of NOK 19 per share. If all the Senior

Unsecured Convertible Bonds are converted, 5,526,315 new shares will be issued, representing approximately 8.5 % of the shares currently outstanding. Ocean Rig will have the right to redeem the Senior Unsecured Convertible Notes at any time prior to December 18, 2004 at a price of 130 % of par value. The issue of the Senior Unsecured Convertible Bonds is subject to approval by a shareholders meeting to be held on June 18, 2004. Ocean Rig has also issued a Senior Unsecured Bridge Loan of USD 20.5 million. The loan will consist of two tranches. The first, equal to 1/3 of the principal loan amount, will mature on December 26, 2004. The second, equal to 2/3 of the principal loan amount, will mature on February 26, 2005. The Company may prepay the loan in full at any time prior to maturity. Based on the combination of the recent strong increase in backlog from new contracts, current market opportunities, and the new financing, Ocean Rig expects to repay the Bridge Loan by cash generated from the operation. With a continued improvement in the contract backlog, the Company may soon be in a position to start the process of refinancing existing debt in order to reduce the cost of financing.

     The resolutions to approve the above mentioned new financing was approved by the ordinary General Meeting June 18, 2004.

CHANGE IN PARTNERS OWNERSHIP SHARES MAY 11, 2004, EAST COAST DRILLING
PARTNERSHIP

     On May 11, 2004 Ocean Rig and EnCana mutually agreed, pursuant to the terms of the partnership agreement, to increase Ocean Rig's equity share to 80 % of the Partnership after May 11, 2004. EnCana with subsidiaries will from the same date be 20% owner of the Partnership. All outstanding balances in the Partnership at May 11, 2004 are settled between the partners according to their original ownership shares in the Partnership. The 50% representation and voting rights remains unchanged for both parties in the Partnership. The Partnership maintains certain business activities as a going partnership, with insignificant exposure for Ocean Rig. All operational contracts with the partnership are terminated and as such the Partnership's drilling activities. As a consequence Ocean Rig will be responsible for all revenues and expenses related to the drilling contract for Eirik Raude going forward.

NOTE 26. LIQUIDITY

     The financial statements have been prepared assuming the Company will continue as a going concern.Based on the Company's assumptions as of year end 2003, including assumptions for day rates and operating performance and level of operating and overhead costs and further assuming full employment for both rigs throughout 2004, the Company's projections for 2004 indicate that Ocean Rig will generate a sufficient cash flow from operations during 2004 for working capital purposes and to service all interest payments and the revised schedule of debt repayments. However, in order to maintain a sufficient level of cash reserves to meet financial covenants in its various loan agreements throughout 2004, the Company need to secure additional cash resources towards the end of the first half of 2004, as was stated in the Company's latest prospectus dated November 5, 2003.

     Subsequently, as a result of the extended drilling schedule for the Weymouth well and the associated cost increase as well as the off hire period for Leiv Eiriksson from late March to end of June 2004, the Company's need for additional cash resources has increased to a higher level. In May and June 2004 the Company raised new financing of about USD 36 million from a USD 20.5 million short term bridge loan and a USD 15.4 million 3 year convertible bond issue. In addition the Company agreed with the banks under the Fortis Facility to release about USD 7 million in restricted cash and defer a portion of the bank loan instalments in 2004 with 50% over the remaining loan life and 50% at maturity. Assuming continued employment for both rigs, the Company is confident that the funding from the above transactions will provide sufficient working capital, excluding extraordinary capital expenditures, for ongoing operations in the foreseeable future.

     The Company makes the provision that actual operating results may vary from budget assumptions due to factors including lower utilization or operating regularity of the rigs, lower day rates and higher operating costs than expected. The Company can not give any guarantees in connection with future generation of cash flows.

NOTE 27. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN NORWAY AND THE UNITED STATES

     The financial statements are prepared in accordance with the generally accepted accounting principles in Norway ("Norwegian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP").

The major differences between Norwegian GAAP and U.S. GAAP for Ocean Rig are summarized below:

                                                            YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------
                                                        2001         2002          2003
                                                     -----------   ----------   ------------
                                                        NOK           NOK           NOK
                                                             (AMOUNTS IN THOUSANDS)
Net income (loss) in accordance with Norwegian GAAP    (819,457)     506,043     (1,500,507)

Share options plan (a)
   Accrued compensation cost                              2,013           69         (3,450)
   Accrued social security tax                             (182)          (7)         1,000
Write-down of rig value (b)                                   -            -      1,296,000
   Yearly difference in depreciation of rig due to            -            -        (48,000)
write-down
Troubled debt restructuring (c )                              -       26,432        (13,850)
Tax effect of U.S. GAAP adjustments (d)                       -            -              -
                                                     ---------------------------------------
NET INCOME (LOSS) IN ACCORDANCE WITH U.S. GAAP        (817,626)      532,537       (268,807)
                                                     ===========   ==========   ============

Basic earning per share according to US GAAP           (158.00)        27.92          (4.93)
                                                     -----------   ----------   ------------
Diluted earning per share according to US GAAP         (158.00)        19.56          (4.93)
                                                     -----------   ----------   ------------

                                                                      AS OF DECEMBER 31,
                                                                   -------------------------
                                                                     2002          2003
                                                                   ----------   ------------
                                                                      NOK           NOK
                                                                    (AMOUNTS IN THOUSANDS)
Shareholders' equity in accordance with Norwegian                  4,736,717      3,459,865
GAAP
Share options (a)
   Accrued compensation cost                                               -        (3,450)
   Accrued social security tax                                             -         1,000
Write-down of rig value (b)                                                -     1,296,000
   Accumulated difference in depreciation  of rig                                  (48,000)
due to write-down
Troubled debt restructuring (c )                                      26,432        12,582
Tax effect of U.S. GAAP adjustments (d)                                    -             -
                                                                   ----------   ------------
SHAREHOLDERS' EQUITY IN ACCORDANCE WITH U.S. GAAP                  4,763,149     4,717,997
                                                                   ==========   ============


The change in shareholders' equity in accordance with U.S. GAAP is as follows:


                                                               AS OF DECEMBER 31,
                                                     ---------------------------------------
                                                        2001          2002          2003
                                                                   -----------   -----------
                                                        NOK           NOK           NOK
                                                             (AMOUNTS IN THOUSANDS)
Beginning of year                                     3,175,595     2,803,295     4,763,149
Comprehensive loss:
  Net income/(loss) in accordance with U.S. GAAP       (817,626)      532,537      (268,807)
     Unearned stock compensation                         (2,013)          (69)
     Translation differences                              2,628           (51)         (225)
                                                     -----------   -----------   -----------
     Comprehensive income and (loss)                   (817,011)      532,417     4,494,117
                                                     -----------   -----------   -----------
     Share issuances, net of issuance cost              444,711     1,427,437       223,880
                                                     -----------   -----------   -----------
END OF YEAR                                           2,803,295     4,763,149     4,717,997
                                                     ===========   ===========   ===========


The components of shareholders' equity in accordance with U.S. GAAP are as follows as of December 31, 2002 and 2003:

                                                                      AS OF DECEMBER 31,
                                                                   -------------------------
                                                                      2002          2003
                                                                   -----------   -----------
                                                                      NOK           NOK

                                                                    (AMOUNTS IN THOUSANDS)
Share capital                                                         492,887       640,152
Additional paid-in capital                                          5,174,638     5,180,346
Accumulated deficit                                                  (906,659)   (1,104,627)
Accumulated other comprehensive income (translation
differences)                                                            2,352         2,126
Unearned stock compensation                                               (69)            -
                                                                   -----------   -----------
TOTAL                                                               4,763,149     4,717,997
                                                                   ===========   ===========


A)   EMPLOYEE OPTIONS

     As discussed in Note 21, the Company cancelled the options outstanding under all previous option plans. A new plan was adopted in 2003. Under US GAAP, the old plans were accounted for as variable plans, in accordance with APB No. 25 "Accounting for Stock Issued to Employees" and FIN No. 44, "Accounting for Certain Transactions Involving Stock Compensation". Under variable plan accounting the compensation expense is measured and determined as the difference between the fair value of the underlying stock and the exercise price of the option (the intrinsic value of the options) at each balance sheet date until the option is exercised. The compensation expense is accrued and expensed on a straight line basis as salary expense over the service period. No compensation expense is recorded under Norwegian GAAP, hower it requires the Company to accrue for social security tax. The basis for the accrual is the intrinsic value of the options at the balance sheet date multiplied with the social security tax rate. The cost is expensed as salary expenses over the service period. According to U.S. GAAP the social security tax should not be accrued for until the options are exercised.

     As a result of the new plan adopted in 2003, all options issued under the plan are also recorded for using variable plan accounting in accordance with

APB No. 25. In addition, in accordance with Statement of Financial Accounting Standards no. 123 (SFAS 123) pro-forma information is required to be shown based upon a calculation of the fair value of the options granted estimated using an option-pricing model. The Company's pricing model is based upon the Black-Scholes model using the following assumptions:


                                         YEAR ENDED DECEMBER 31,
                               --------------------------------------------
                                    2001            2002          2003
                               ---------------   -----------   ------------
Expected volatility                       93%           50%            55%
Risk-free interest rate                 5.97%         6.04%          2.10%
Expected life (years)                     2.6           3.0            1.6
Expected dividend rate                      -             -              -

The weighted average grant date fair value per options was NOK 0.65.

The following table summarizes the pro-forma effect of share compensation measured following the fair-value method:

                                                YEAR ENDED DECEMBER 31,
                                        -----------------------------------------
                                           2001           2002           2003
                                        ------------    ----------    -----------
                                            NOK            NOK           NOK
                                        (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE
                                                         DATA)
Net income (loss) as reported - US        (817,626)      532,537       (268,807)
GAAP
Reversal of APB 25 expense                  (2,013)          (69)         3,450
Add: Compensation expense that              (7,552)      (17,402)        (5,015)
would have been included in net
income had the Company adopted the
accounting provisions of SFAS No.
123 for all awards

PRO-FORMA NET INCOME (LOSS) - US GAAP     (827,191)      515,066       (270,372)
GAAP                                    ------------    ----------    -----------

BASIC EARNINGS PER SHARE, AS               (158.00)        27.92          (4.93)
REPORTED                                ------------    ----------    -----------

BASIC EARNINGS PER SHARE, PRO FORMA        (159.84)        27.00          (4.95)
                                        ------------    ----------    -----------
DILUTED EARNINGS PER SHARE, AS
REPORTED                                   (158.00)        19.56          (4.93)
                                        ------------    ----------    -----------
DILUTED EARNINGS PER SHARE, PRO
FORMA                                      (159.84)        18.93          (4.95)
                                        ------------    ----------    -----------


b)   WRITE-DOWN OF RIG VALUE

     Under US GAAP, an asset is tested for impairment based on an undiscounted cash flow. If the carrying amount of the asset is higher than the impairment value, the asset should be written down to fair value, which is based on net estimated discounted future cash flows. Under Norwegian GAAP regarding impairment of long lived assets that became effective January 1, 2003, the impairment test is based net estimated discounted future cash flows (fair value). If the fair value is lower than the carrying amount of the asset the asset is written down to the fair value.

c)   TROUBLED DEBT RESTRUCTURING

     Under US GAAP, if a creditor for economic or legal reasons related to a debtor's financial difficulties grants a concession to the debtor that it would not otherwise consider, a restructuring of debt constitutes a troubled debt restructuring. US GAAP defines a mathematical formula to determine if a creditor has granted a concession. Based on this formula, the exchange of a portion of the USD short-term loan and the Convertible Bonds 2000 into the Mandatory Convertible Bond 2002 qualifies as a troubled debt restructuring. Under Norwegian GAAP, the exchange has been accounted for as an extinguishment of debt, resulting in a net loss of NOK 20.3 million. This net loss is reversed to reconcile to US GAAP. Under US GAAP, the troubled debt restructuring resulted in a gain of NOK 5.5 million (earnings per share; Basic 0.03, Diluted 0.02). These amounts were recorded as a reduction to the loan balance under US GAAP. Under accounting for troubled debt restructuring, subsequent to the exchange interest expense is recognized using the straight line methode, which approximates effective interest methode, to amortize from the carrying value to the undiscounted future cash payments under the Mandatory Convertible Bond 2002. As a result, interest expense for the period from the date of the exchange until December 31, 2002 was NOK 0.6 million less according to US GAAP than under Norwegian GAAP.

     As of December 31, 2003 the reduction in the loan balance has been amortized with the amount of NOK 13.9 million (USD 2.1 million). The remaining reduction in the loan balance at December 31, 2003 is NOK 12.6 million (USD 1.9 million).

d)   TAX EFFECT OF U.S. GAAP ADJUSTMENT

        The tax effect of temporary differences on USGAAP adjustments giving rise to deferred tax assets (liabilities) were as follows as of December 31, 2002 and 2003.

                                                          DECEMBER 31,
                                                    -------------------------
                                                       2002          2003
                                                    -----------   -----------
                                                       NOK           NOK
                                                     (AMOUNTS IN THOUSANDS)

Accrued expenses                                             -           686
                                                    -----------   -----------
Total deferred tax assets                                    -           686

Accrued expenses                                       (7,401)       (3,523)
Accelerated depreciation of assets, including
capitalized interests, for tax purposes                      -     (349,440)
                                                    -----------   -----------
Total deferred tax liabilities                         (7,401)     (352,963)

Net deferred tax liabilities                           (7,401)     (352,277)
Reduced valuation allowance on deferred tax assets      7,401       352,277
                                                    -----------   -----------
Net deferred tax assets                                     0             0
                                                    -----------   -----------

DISCLOSURE OF DERIVATIVE FINANCIAL INSTRUMENTS

     The Company is exposed to changes in foreign currency exchange rates and changes in interest rates, which affect the results of operations and financial condition. The Company manages exposure to changes in foreign currency exchange rates through its normal operating and financing activities, as well as through the use of financial instruments. Generally, the only financial instruments the Company may utilize to hedge currency exposure are forward exchange contracts. The Company had no forward exchange contracts outstanding as of December 31, 2002, but as of December 31, 2003 it had a total of USD 8.4 million outstanding with a fair market value of NOK 4.7 million (USD 0.7 million). Forward contracts are recorded at fair market value. Realized and unrealized gain and losses are recorded as financial items. The Company manages exposure to changes in interest rates by maintaining debt with both fixed and variable rates of interest.

     The Company does not enter into derivative financial instruments for trading purposes. The Company only enters into contracts with parties that are highly rated international financial institutions. Management believes that risk of loss is remote and in any event would be immaterial to the consolidated net financial position of the Company.

BORROWINGS ANALYZED BY MATURITY DATE


                                               NOTES     CONVERTIBLE        2003         2002
                                             AND LOANS      LOANS          TOTAL         TOTAL
                                               (NOK         (NOK           (NOK          (NOK
                                             MILLIONS)    MILLIONS)      MILLIONS)     MILLIONS)
                                             ----------   -----------    -----------   ----------
Due within one year (1)                           26.7                         26.7        114.9
Due within two years (2)                                       967.6          967.6
Due within three years (3)                       662.5                        662.5
Due within four years
Due within five years (4)                      2,336.6                      2,336.6      1,066.5
Due after five years                                                                     3,105.4
                                             ----------   -----------    -----------   ----------
                                               3,025.8         967.6        3,993,4      4,286.9
                                             ==========   ===========    ===========   ==========


     Balances as of December 31, 2003 comprise of:

(1)  USD 4.0 million short-term bonds.
(2) NOK 574.6 million Zero Coupon Mandatory Convertible Bond, NOK 134 million 13% convertible bond 2000/2005 and NOK 259 million 11% convertible bond 2000/2005.
(3)  USD 100.0 million 2002 Floating Rate Senior Secured Loans.
(4) USD 225.0 million 1998 Senior Secured Notes and USD 125.0 million 1998 Floating Rate Senior Secured Loans

    Balances as of December 31, 2002 comprise of:

(1) USD 13.1 million and USD 3.4 million representing short-term portion of long-term debt.


                                                                            2003         2002
                                                                           TOTAL         TOTAL
Loans repayable after five years comprised of:                             (NOK          (NOK
                                                                         MILLIONS)     MILLIONS)
                                                                         -----------   ----------
10 1/4% senior secured notes due 2008                                             -      1,501,9
Floating rate senior secured loans due 2008, LIBOR+4.75%                          -        834.4
Floating rate senior secured loans due 2008 LIBOR + 1.75% - 2.75% (1)             -        662.5
                                                                         -----------   ----------
                                                                                  -      2,998.8
                                                                         ===========   ==========

------------
(1) -Loan balance 2002 USD 95.8 million, net of short-term part of long-term debt of USD 3.4 million.



FINANCIAL LIABILITIES ANALYZED BY CURRENCY AND INTEREST RATE RISK PROFILE

                                          FLOATING         FIXED           2003           2002
                                         RATE AMOUNT       RATE            TOTAL         TOTAL
                                            (NOK          AMOUNT           (NOK          (NOK
CURRENCY:                                 MILLIONS)        (NOK           MILLIONS)     MILLIONS)
                                                         MILLIONS)
                                         ------------    ----------    ------------   -----------
Norwegian kroner                                   -         967.6           967.6       1,066.5
US dollar - Loan (USD 100 million)             662.5             -           662.5           691
US dollar - 1998  Notes and Loans (USD
350 million)                                   834.7       1,528.6         2,363.3       2,529,4
                                         ------------    ----------    ------------   -----------
                                             1,497.2       2,496.2         3,993.4       4,286.9
                                         ============    ==========    ============   ===========


     At December 31, 2003 and 2002, the weighted average interest rate on the fixed rate financial liabilities (interest bearing) was 10.61% and 10.9%, respectively. Floating rate financial liabilities bear interest rates based on the 3-month US dollar London inter-bank offer rate (LIBOR) plus 4.75% for the USD 125 million loan and plus interest at a variable margin of 1.75% to 2.75% depending on the rigs' contract situation for the USD 99.2 million loan.

FINANCIAL ASSETS ANALYZED BY CURRENCY AND INTEREST RATE RISK PROFILE


                                      CASH AND
                        RESTRICTED      CASH          2003          2002
CURRENCY:                 CASH        EQUIVALENTS     TOTAL         TOTAL
                          (NOK          (NOK          (NOK          (NOK
                         MILLIONS)     MILLIONS)     MILLIONS)     MILLIONS)
                        ----------    ----------    -----------   -----------
Norwegian kroner            4,369        16,832         21,201        72,219
Canadian dollar                           2,398          2,398        32,018
US dollar                  29,597        92,944        122,541        34,736
                        ----------    ----------    -----------   -----------
                           33,966       112,174        146,140       145,973
                        ==========    ==========    ===========   ===========

The financial assets earn interest at floating rates and comprise of restricted cash and cash equivalents.

STOCK SPLIT

NGAAP numbers of outstanding shares represent historical numbers. In accordance with USGAAP stock split or reverse split should be shown with retroactive effect. Ocean Rig had a writedown of nominal value from 30:1 in February 2002 and a reverse split from 10:1 in May 2003. These changes have not been shown with retroactive effect in historical numbers for U.S. GAAP.

EFFECT OF RECENT PRONOUNCEMENTS

     In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or
(b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 would have been effective for the Company as of March 31, 2004. However, the Company has evaluated its participation in VIE's and determined that it is not the primary beneficiary of any VIE. Implementation of FIN 46 will therefore not impact the Company's financial statement as of December 31, 2003.

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

     Presented below is condensed consolidating financial information for: (1) Ocean Rig Norway AS on a separate company basis; (2) Ocean Rig ASA on a parent company only basis; (3) the guarantor subsidiaries Ocean Rig 1 AS, Ocean Rig 2 AS and Ocean Rig Canada Inc, on a combined basis; (4) the non-guarantor subsidiaries, Ocean Rig 3 AS, Ocean Rig 4 AS and other non-guarantor subsidiaries, on a combined basis; (5) elimination entries and (6) consolidated Ocean Rig ASA and subsidiaries.

     The financial information presented below for the above-mentioned entities represent the actual balance sheets at December 31, 2002 and 2003 and the actual statements of operations, cash flows for the years ended December 31, 2001, 2002 and 2003. The Company has centralized management, accounting and administrative functions. While certain assets, liabilities and costs are directly attributable to the subsidiaries, others are of a more general nature and have been allocated to the subsidiaries based on assumptions and estimates that our management believes are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the activity that would have resulted if any of the entities disclosed had been operated on a stand alone basis for the periods presented. Certain assets, liabilities, income and expenses have not been allocated.

     The consolidating financial information has been prepared in accordance with Norwegian GAAP which differs, in certain respects, from U.S. GAAP.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001


                                         PARENT   SUBSIDIARY NON-GUARANTORS ELIMINATION CONSOLIDATED
                                ISSUER  GUARANTOR GUARANTORS  SUBSIDIARIES    ENTRIES      TOTALS
                               -------- ---------- ---------- ------------- ---------- ------------

                                                              OR 3 AS, OR
                                                                4 AS AND
                              OCEAN RIG            OR 1 AS       OTHER                  OCEAN RIG
                               NORWAY   OCEAN RIG  AND OR 2   NON-GUARANTOR              ASA AND
                                 AS      RIG ASA      AS      SUBSIDIARIES             SUBSIDIARIES
                               -------- ---------- ---------- ------------- ---------- ------------
                                 NOK       NOK        NOK         NOK          NOK         NOK
                                                       (AMOUNTS IN THOUSANDS)
Operating revenues              75,294     75,294          -       146,073    286,123       10,538
Operating expenses:
  Salaries and personnel
  expenses                           -     20,909      6,105        83,271          -      110,285
  Other operating and
  administrative expenses       75,369    141,476    346,007        68,330   (280,184)     350,998

  Depreciation,
  amortization and asset
  impairment write down              -    298,500     12,116       242,578   (298,023)     255,171
  Equity in investee losses    732,802    830,509                           (1,563,311           -
                               -------- ---------- ---------- ------------- ---------- ------------
TOTAL OPERATING EXPENSES       808,171  1,291,394    364,228       394,179  (2,141,518)    716,454
                               -------- ---------- ---------- ------------- ---------- ------------

OPERATING INCOME (LOSS)       (732,877)(1,216,100)  (364,228)     (248,106)  1,855,395    (705,916)
                               -------- ---------- ---------- ------------- ---------- ------------

Interest and other financial
income                             572     19,760     54,767         1,626          -       76,725
Interest and other financial
expenses                      (405,166)   (72,249)  (166,837)         (585)    454,900    (189,937)
                               -------- ---------- ---------- ------------- ---------- ------------
NET FINANCIAL INCOME
(EXPENSE)                     (404,594)   (52,489)  (112,070)        1,041     454,900    (113,212)
                               -------- ---------- ---------- ------------- ---------- ------------

LOSS BEFORE TAXES           (1,137,471)(1,268,589)  (476,298)     (247,065)  2,310,295    (819,128)
                               -------- ---------- ---------- ------------- ---------- ------------

Income taxes                         -          -          -        (3,332)      3,003        (329)
                               -------- ---------- ---------- ------------- ---------- ------------
NET (LOSS) INCOME IN
ACCORDANCE WITH NORWEGIAN
GAAP                         (1,137,471)(1,268,589)  (476,298)     (250,397)  2,313,298    (819,457)
                               -------- ---------- ---------- ------------- ---------- ------------
NET (LOSS) INCOME IN
ACCORDANCE WITH U.S. GAAP    (1,137,471)(1,266,758)  (476,298)     (250,397)  2,313,298    (817,626)
                               ======== ========== ========== ============= ========== ============



                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                         PARENT   SUBSIDIARY NON-GUARANTORS ELIMINATION CONSOLIDATED
                                ISSUER  GUARANTOR GUARANTORS  SUBSIDIARIES    ENTRIES      TOTALS
                               -------- ---------- ---------- ------------- ---------- ------------
                                                            OCEAN RIG 3 AS
                                                                AND
                             OCEAN             OCEAN RIG 1  OCEAN RIG 4
                              RIG      OCEAN       AS           AS                     OCEAN RIG
                             NORWAY   RIG ASA     AND          AND OTHER                ASA AND
                               AS             OCEAN RIG 2 AS NON-GUARANTOR            SUBSIDIARIES
                                                             SUBSIDIARIES
                             -------------------------------------------------------------------
                               NOK      NOK        NOK          NOK         NOK        NOK
                                                   (AMOUNTS IN THOUSANDS)
Operating revenues             76,187   76,187      367,319      265,237 (250,599)      534,331
Operating expenses:
  Salaries and other
  personnel expenses                -   20,005       50,558       95,633   (1,861)      164,335
  Other operating and
  administrative expenses      76,178   58,971      295,588      186,722 (228,791)      388,668
  Depreciation and
  amortization and
  asset impairment losses           -    6,646      136,250        1,060   16,630       160,586

  Equity in investee losses   187,041  (42,187)           -            - (144,854)            -
                             -------------------------------------------------------------------
TOTAL OPERATING EXPENSES      263,219   43,435      482,396      283,415 (358,876)      713,589
                             -------------------------------------------------------------------

OPERATING LOSS               (187,032) (32,752)    (115,077)     (18,178) 108,277      (179,258)
                             -------------------------------------------------------------------

Interest and other
financial income              798,117   80,011      228,057       13,684 (133,506)      986,363
Interest and other
financial expenses           (533,842)(162,182)     (23,175)     (16,835) 434,994      (301,040)
                             -------------------------------------------------------------------
NET FINANCIAL INCOME
(EXPENSE)                     264,275  (82,171)     204,882       (3,151) 301,488       685,323
                             -------------------------------------------------------------------

LOSS BEFORE TAXES              77,243  (49,419)      89,805      (21,329) 409,765       506,065
                             -------------------------------------------------------------------

Income taxes                        -        -            -          950     (972)          -22
                             -------------------------------------------------------------------
NET (LOSS) INCOME IN
ACCORDANCE WITH NORWEGIAN
GAAP                           77,243  (49,419)      89,805      (20,379) 408,793       506,043
                             -------------------------------------------------------------------
NET (LOSS) INCOME IN
ACCORDANCE WITH U.S. GAAP      77,243  (22,925)      89,805      (20,379) 408,793       532,537
                             ===================================================================



                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2003

                                       PARENT     SUBSIDIARY  NON-GUARANTOR ELIMINATION CONSOLIDATED
                               ISSUER  GUARANTOR  GUARANTOR   SUBSIDIARIES     ENTRIES    TOTALS
                              -----------------------------------------------------------------------
                                                              OCEAN RIG 3
                                                                   AS
                                                                  AND
                              OCEAN              OCEAN RIG 1  OCEAN RIG 4
                               RIG      OCEAN        AS           AS                     OCEAN RIG
                              NORWAY    RIG ASA      AND       AND OTHER                  ASA AND
                                AS              OCEAN RIG 2  NON-GUARANTOR             SUBSIDIARIES
                                                     AS      SUBSIDIARIES
                              -----------------------------------------------------------------------
                                NOK       NOK        NOK          NOK         NOK        NOK
                                                    (AMOUNTS IN THOUSANDS)
Operating revenues                   -           -      535,160    269,732    (75,812)     729,080
Operating expenses:

  Salaries and other
  personnel expenses                 -       5,723        9,154    139,386    (34,301)     119,962
  Other operating and
  administrative expenses           17      (6,777)     127,398    175,727    (41,511)     254,854
  Depreciation and
  amortization and
  asset impairment losses                       50    1,595,662      1,129     47,404    1,644,245

  Equity in investee losses   1,134,438  1,346,284                         (2,480,722)           -
                              ----------------------------------------------------------------------
TOTAL OPERATING EXPENSES      1,134,455  1,345,280    1,732,214    316,243 (2,509,130)   2,019,062)
                              ----------------------------------------------------------------------
OPERATING LOSS               (1,134,455)(1,345,280)  (1,197,054)   (46,511) 2,433,318   (1,289,982)
                              ----------------------------------------------------------------------

Interest and other financial
income                          565,851     22,821      194,754     23,162         -       806,589
Interest and other financial
expenses                       (739,414)  (130,648)    (132,134)   (14,918)        -    (1,017,114)
                              ----------------------------------------------------------------------
NET FINANCIAL INCOME           (173,563)  (107,827)      62,620      8,245         -      (210,525)
(EXPENSE)                     ----------------------------------------------------------------------

LOSS BEFORE TAXES            (1,308,018)(1,453,107)  (1,134,434)   (38,267) 2,433,318   (1,500,507)
                              ---------------------------------------------------------------------
Income taxes                         -         -            -
                              ---------------------------------------------------------------------
NET (LOSS) INCOME IN
ACCORDANCE WITH NORWEGIAN    (1,308,018)(1,453,107)  (1,134,434)   (38,267) 2,433,318   (1,500,507)
GAAP                          ---------------------------------------------------------------------
NET (LOSS)  INCOME IN
ACCORDANCE WITH U.S. GAAP    (1,308,018)(1,466,957)     113,566    (40,717) 2,433,318     (268,807)
                              =====================================================================


                      CONDENSED CONSOLIDATED BALANCE SHEETS
                             AS OF DECEMBER 31, 2002


                                      PARENT     SUBSIDIARY  NON-GUARANTOR ELIMINATION CONSOLIDATED
                              ISSUER  GUARANTOR  GUARANTOR   SUBSIDIARIES     ENTRIES     TOTALS
                              -------------------------------------------------------------------

                                                             OCEAN RIG 3
                                                                  AS
                                                                 AND
                              OCEAN             OCEAN RIG 1  OCEAN RIG 4
                               RIG     OCEAN        AS        AS, OTHER                   OCEAN RIG
                              NORWAY  RIG ASA      AND      NON-GUARANTOR                   ASA AND
                                AS              OCEAN RIG 2  SUBSIDIARIES                SUBSIDIARIES
                                                     AS
                              -------------------------------------------------------------------
                                NOK      NOK        NOK          NOK         NOK        NOK
                                                    (AMOUNTS IN THOUSANDS)
ASSETS

Machinery and equipment             -    78,601    7,354,603        2,399  1,398,798   8,834,401
Long-term receivables and
other assets                   47,305    30,641        8,421        7,553         -       93,920
Intercompany loan
receivable                  5,931,657    14,093       69,530       22,273 (6,037,553)          -
Investment at equity          174,353 3,965,124            -            - (4,139,477)          -
                              -------------------------------------------------------------------
TOTAL NON-CURRENT ASSETS    6,153,315 4,088,459    7,432,554       32,225 (8,778,232)  8,928,321
                              -------------------------------------------------------------------

Other current assets                -     6,110       80,188       34,454       (442)    120,310
Restricted cash                     -     1,275        3,700        3,652         -        8,627
Cash and cash equivalents         106    83,196       39,060       14,984         -      137,346
                              -------------------------------------------------------------------
TOTAL CURRENT ASSETS              106    90,581      122,948       53,090       (442)    266,283
                              -------------------------------------------------------------------

TOTAL ASSETS                6,153,421 4,179,040    7,555,502       85,315 (8,778,674)  9,194,604
                              -------------------------------------------------------------------

Share capital               2,699,651   492,887      504,100        1,105 (3,204,856)    492,887
Other equity                  997,234 2,539,568      252,963     (317,484)   771,549   4,243,830
                              -------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY  3,696,885 3,032,455      757,063     (316,379)(2,433,307)  4,736,717
                              -------------------------------------------------------------------

Pension liabilities                 -       591            -            -         -          591
Intercompany loans payable          -     5,691    5,979,545      359,633 (6,344,869)
Notes and loans, convertible
debt                        2,438,100   996,143      667,393           60        (59)  4,101,637
Accumulated losses of
unconsolidated losses in            -         -            -            -         -            -
excess of investment
                              -------------------------------------------------------------------
TOTAL LONG-TERM LIABILITIES 2,438,100 1,002,425    6,646,938      359,693 (6,344,928)  4,102,228
                              -------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES

Accounts payable                    -     5,908       44,306        8,985         -       59,199
Short term loan                     -    84,322            -            -                 84,322
Other current liabilities      18,436    53,930      107,195       33,016       (439)     212,138
                              -------------------------------------------------------------------
TOTAL CURRENT LIABILITIES      18,436   144,160      151,501       42,001       (439)     355,659
                              -------------------------------------------------------------------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY IN
ACCORDANCE WITH NORWEGIAN
GAAP                        6,153,424 4,179,040    7,555,502       85,315 (8,778,674)   9,194,604
                              -------------------------------------------------------------------

SHAREHOLDERS' EQUITY IN
ACCORDANCE WITH U.S. GAAP   3,696,883 3,058,887      757,063     (316,379)(2,433,307)   4,763,149
                              ===================================================================



                      CONDENSED CONSOLIDATED BALANCE SHEETS
                             AS OF DECEMBER 31, 2003

                                      PARENT     SUBSIDIARY  NON-GUARANTOR ELIMINATION CONSOLIDATED
                              ISSUER  GUARANTOR  GUARANTOR   SUBSIDIARIES     ENTRIES     TOTALS
                              -----------------------------------------------------------------------

                                                             OCEAN RIG 3
                                                                  AS
                                                                 AND
                              OCEAN             OCEAN RIG 1  OCEAN RIG 4
                               RIG     OCEAN         AS       AS, OTHER                   OCEAN RIG
                              NORWAY   RIG ASA   AND OCEAN     NON-GUARANTOR                ASA AND
                                AS               RIG 2 AS     SUBSIDIARIES               SUBSIDIARIES
                              -----------------------------------------------------------------------
                                NOK      NOK        NOK          NOK         NOK             NOK
                                                    (AMOUNTS IN THOUSANDS)
ASSETS

Machinery and equipment               -    112,161    5,836,234          860  1,351,394    7,300,649
Long-term receivables and        38,557     17,575        6,246        6,543         -        68,921
other assets
Intercompany loan receivable  5,874,974     39,904      504,019       51,495 (6,470,391)           -
Investment at equity           (377,284) 2,912,140            -            - (2,534,856)           -
                              ----------------------------------------------------------------------
TOTAL NON-CURRENT ASSETS      5,536,243  3,081,779    6,346,499       58,898 (7,653,853)   7,369,570
                              ----------------------------------------------------------------------

Other current assets                  3      2,251       71,529       20,283          -       94,066
Restricted cash                       -      1,055       29,621        3,291          -       33,966
Cash and cash equivalents             -     53,245       37,667       20,896          -      112,173
                              ----------------------------------------------------------------------
TOTAL CURRENT ASSETS                368     56,551      138,817       44,470          -      240,206
                              ----------------------------------------------------------------------

TOTAL ASSETS                  5,536,615  3,318,330    6,485,316      103,368 (7,653,853)   7,609,776
                              ----------------------------------------------------------------------

Share capital                 2,699,651    640,152      504,151        1,055 (3,204,856)     640,153
Other equity                    272,067  1,467,426     (881,471)     (69,995) 2,031,686    2,819,712
                              ----------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY    2,971,718  2,107,578     (377,321)     (68,940)(1,173,171)   3,459,865
                              ----------------------------------------------------------------------

Pension liabilities                   -         -            -            -         -              -
Intercompany loans payable      211,311     30,729    6,116,838      121,628 (6,480,505)           -
Notes and loans, convertible          -    931,985           -            -         -        931,985
debt
Accumulated losses of
unconsolidated losses in      2,336,550         -       662,494           60        (60)   2,999,044
excess of investment          ----------------------------------------------------------------------
TOTAL LONG-TERM  LIABILITIES  2,547,861    962,714    6,779,332      121,688 (6,480,565)   3,931,029
                              ----------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES

Accounts payable                     15     1,527       35,018         7,753       (118)      44,195
Short term loan                       -    26,700            -            -           -       26,700
Other current liabilities        17,021    39,811       48,287        42,867          -      147,987
                              ----------------------------------------------------------------------
TOTAL CURRENT LIABILITIES        17,036    68,038       83,305        50,620       (118)     218,882
                              ----------------------------------------------------------------------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY IN
ACCORDANCE WITH NORWEGIAN
GAAP                          5,536,615 3,318,330    6,485,316       103,368 (7,653,853)   7,609,776
                              ----------------------------------------------------------------------
SHAREHOLDERS' EQUITY IN
ACCORDANCE WITH U.S. GAAP     2,971,718 2,120,160      870,679       (71,390)(1,173,171)   4,717,997
                              ======================================================================


                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                      PARENT     SUBSIDIARY  NON-GUARANTOR ELIMINATION CONSOLIDATED
                              ISSUER  GUARANTOR  GUARANTOR   SUBSIDIARIES     ENTRIES     TOTALS
                              -----------------------------------------------------------------------
                                                              OCEAN RIG 3
                                                                 AS AND
                                                 OCEAN RIG 1  OCEAN RIG 4
                              OCEAN     OCEAN       AS AND        AS AND               OCEAN RIG
                               RIG     RIG ASA   OCEAN RIG    NON-GUARANTOR            ASA AND
                             NORWAY AS              2 AS      SUBSIDIARIES           SUBSIDIARIES
                             ------------------------------------------------------------------------
                                NOK      NOK        NOK           NOK         NOK        NOK
                                                   (AMOUNTS IN THOUSANDS)

CASH FLOWS FROM OPERATING
ACTIVITIES:
Net loss                     (1,137,471)(1,268,589)    (476,298)    (250,397)  2,313,298    (819,457)
Adjustments to reconcile
net (loss) income to net
cash provided by (used in)
operating activities:
     Equity in investee
     losses                     732,802    830,509           -            -   (1,563,311)          -
     Depreciation and
     amortization                 8,746    302,422       31,279      242,578    (298,023)    287,002
     Asset impairment                -          -            -            -           -            -
     write-down
     Net unrealized foreign
     exchange loss               78,399       (423)     (24,134)         160       2,700      56,702
Changes in operating assets
and liabilities:
     Other current assets            -       1,813      (49,675)       8,925      (5,632)    (44,569)
     Accounts payable                -        (995)      44,287        1,193       5,633      50,118
     Other liabilities          (4,579)    112,395      (38,431)        (370)     (7,705)     61,310
                             -----------------------------------------------------------------------
NET CASH (USED IN) PROVIDED
BY OPERATING ACTIVITIES       (322,103)    (22,868)    (512,972)       2,089     446,960    (408,894)
                             -----------------------------------------------------------------------
CASH FLOWS FROM INVESTING
ACTIVITIES:
     Payments related to
     building contracts and
     machinery and equipment         -          94   (1,122,641)         300   (441,751)  (1,563,998)
     Change in restricted cash     254       5,434     (222,212)      (1,011)         -     (217,535)
     Investment in
     subsidiaries             (513,000) (1,512,094)          -            -    2,025,094           -
     Net change in
     long-term receivables
     and intercompany
     balances                 (680,240)    145,854      562,951      (36,373)      3,549      (4,259)
                             ------------------------------------------------------------------------
NET CASH PROVIDED BY (USED
IN) INVESTING ACTIVITIES    (1,192,986) (1,360,712)    (781,902)     (37,084)  1,586,892  (1,785,792)
                             ------------------------------------------------------------------------

CASH FLOWS FROM FINANCING
ACTIVITIES:
   Proceeds from the
   issuance common shares    1,511,765     444,711      513,000          329  (2,025,094)    444,711
   Net proceeds from
   issuance of long term
   debt                              -     521,344      794,110            -          -    1,315,454
                             -----------------------------------------------------------------------
NET CASH PROVIDED BY
FINANCING ACTIVITIES         1,511,765     966,055    1,307,110          329  (2,025,094)  1,760,165
                             -----------------------------------------------------------------------
Effect of exchange rate
changes in cash                      1         234      (9,227)            -          -       (8,992)
                             ------------------------------------------------------------------------
NET INCREASE IN CASH DURING
THE YEAR                        (3,323)   (417,291)      3,009       (34,666)      8,758    (443,513)

CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR             3,457     541,895      25,411        42,955          -      613,718
                             ------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
AT  END OF YEAR                    134     124,604      28,420         8,289       8,758     170,205
                             ------------------------------------------------------------------------


                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                      PARENT     SUBSIDIARY  NON-GUARANTOR ELIMINATION CONSOLIDATED
                              ISSUER  GUARANTOR  GUARANTOR   SUBSIDIARIES     ENTRIES     TOTALS
                              -----------------------------------------------------------------------
                                                              OCEAN RIG 3
                                                                 AS AND
                                                 OCEAN RIG 1  OCEAN RIG 4
                              OCEAN     OCEAN       AS AND        AS AND               OCEAN RIG
                               RIG     RIG ASA   OCEAN RIG    NON-GUARANTOR            ASA AND
                             NORWAY AS              2 AS      SUBSIDIARIES           SUBSIDIARIES
                             ------------------------------------------------------------------------
                                NOK      NOK        NOK           NOK         NOK        NOK
                                                      (AMOUNTS IN THOUSANDS)

CASH FLOWS FROM OPERATING
ACTIVITIES:
Net income/(loss)              77,243  (49,419)       89,805     (21,329)   409,743     506,043
Adjustments to reconcile
net (loss) income to net
cash provided by (used in)
operating activities:
     Equity in investee       187,041  (42,187)            -           -    144,854)          -
     losses
     Depreciation and           8,748   86,275       204,428       1,060     16,630     317,141
     amortization
     Gain/loss from sale            -        -             -     (18,007)    20,258       2,251
     of assets
     Net unrealized foreign  (720,646)    (756)     (480,071)        730    282,415    (918,328)
     exchange gain/loss
Changes in operating assets and liabilities:
     Other current assets           -   (3,019)      (25,090)    (29,933)      (945)    (58,987)
     Accounts payable               -     (426)      (34,574)      4,647          -     (30,353)
     Other liabilities         (5,847) (92,545)       20,391      24,637     94,880      41,516
                             --------------------------------------------------------------------
NET CASH (USED IN) PROVIDED
BY OPERATING ACTIVITIES      (453,461)(102,077)     (225,111)    (38,195)   678,127    (140,717)
                             --------------------------------------------------------------------

CASH FLOWS FROM INVESTING
ACTIVITIES:
     Payments related to
     building contracts             -  (78,572)   (1,448,848)      1,735   (376,999)  (1,906,154)
     and machinery and equipment
     Change in restricted           -    4,944       241,329       1,406          -      244,867
     cash
     Sale of fixed assets                                        377,313         17      377,330

     Net change in
     long-term receivables
     and intercompany
     balances            (1,071,451)(1,275,377)      685,729    (329,277) 1,993,743        3,367
                             --------------------------------------------------------------------
NET CASH PROVIDED BY (USED
IN) INVESTING ACTIVITIES (1,071,451)(1,349,005)     (521,790)     44,895  1,616,761   (1,280,590)
                             --------------------------------------------------------------------

CASH FLOWS FROM FINANCING
ACTIVITIES:
   Proceeds from the
   issuance common shares 1,524,888    831,484       770,000          -  (2,294,888)      831,484
                             --------------------------------------------------------------------
   Proceeds from issuance
   of long term debt              -    578,453       (12,355)         -          -       566,098
                             --------------------------------------------------------------------
NET CASH PROVIDED BY
FINANCING ACTIVITIES              -  1,409,937       757,645          -  (2,294,888)   1,397,582
                             --------------------------------------------------------------------

Effect of exchange rate
changes in cash                  (4)    (9,021)         (105)         (4)        -        (9,134)
                             --------------------------------------------------------------------

NET INCREASE IN CASH DURING
THE YEAR                        (28)   (50,166)       10,639        6,696        -       (32,859)

CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR            134    133,362        28,421        8,288        -       170,205
                             --------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
AT END OF YEAR                  106     83,196        39,060       14,984        -       137,346
                             --------------------------------------------------------------------


                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                      PARENT     SUBSIDIARY  NON-GUARANTOR ELIMINATION CONSOLIDATED
                              ISSUER  GUARANTOR  GUARANTOR   SUBSIDIARIES     ENTRIES     TOTALS
                              -----------------------------------------------------------------------
                                                              OCEAN RIG 3
                                                                 AS AND
                                                 OCEAN RIG 1  OCEAN RIG 4
                              OCEAN     OCEAN       AS AND        AS AND               OCEAN RIG
                               RIG     RIG ASA   OCEAN RIG    NON-GUARANTOR            ASA AND
                             NORWAY AS              2 AS      SUBSIDIARIES           SUBSIDIARIES
                             ------------------------------------------------------------------------
                                NOK      NOK        NOK           NOK         NOK        NOK
                                                      (AMOUNTS IN THOUSANDS)

CASH FLOWS FROM OPERATING
ACTIVITIES:
Net income/(loss)         (1,308,018) (1,453,107)  (1,134,434)    (38,267)   2,433,318     (1,500,507)
Adjustments to reconcile
net (loss) income to net
cash provided by (used in)
operating activities:
     Equity in investee
     losses                1,134,438   1,346,284            -           -   (2,480,722)            -
     Depreciation and
     amortization              8,748      54,260    1,597,161       1,129       47,404      1,708,702
     Gain/loss from sale
     of assets                     -           -            -           -            -              -
     Net unrealized foreign
     exchange gain/loss     (101,537)     (2,936)     (27,549)       (278)         338       (131,962)
Changes in operating assets
and liabilities:
     Other current assets          -       3,859        9,334      13,729      (10,868)        16,054
     Accounts payable              -      (4,381)      (9,288)     (1,232)      10,088         (4,814)
     Other liabilities        (1,415)    (14,119)     (34,927)      9,851          442        (40,167)
                             -------------------------------------------------------------------------
NET CASH (USED IN) PROVIDED
BY OPERATING ACTIVITIES     (267,784)    (70,140)     400,297     (15,067)          -          47,306
                             -------------------------------------------------------------------------

CASH FLOWS FROM INVESTING
ACTIVITIES:
     Payments related to
     building contracts
     and machinery and equipment   -           -           -           -            -                -
     Change in restricted cash     -         220      (25,921)        361           -          (25,339)
     Purchases of machinery
     and equipment                 -     (33,559)     (78,038)        410           -         (111,187)
     Sale of fixed assets
                                 (50)        (50)          -           -          100                -
     Net change in long-term
     receivables and
     intercompany balances    268,094     10,327     (297,647)     20,158           -              931
                             --------------------------------------------------------------------------
NET CASH PROVIDED BY (USED
IN) INVESTING ACTIVITIES      268,044    (23,061)    (401,605)     20,929         100         (135,595)
                             --------------------------------------------------------------------------

CASH FLOWS FROM FINANCING
ACTIVITIES:
   Proceeds from the
   issuance common shares          -     128,981           50          50        (100)         128,981
   Proceeds from issuance
   of long term debt               -     (64,453)           -           -           -          (64,453)
                             --------------------------------------------------------------------------
NET CASH PROVIDED BY
FINANCING ACTIVITIES               -      64,528           50          50        (100)          64,528
                             --------------------------------------------------------------------------

Effect of exchange rate
changes in cash                   (1)     (1,275)        (135)          1           -           (1,411)
                             --------------------------------------------------------------------------

NET INCREASE IN CASH DURING
THE YEAR                          259    (29,948)      (1,393)      5,912           -          (25,172)

CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR              106     83,196       39,060      14,984           -          137,346
                             --------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
AT END OF YEAR                    365     53,245       37,667      20,896           -          112,174
                             --------------------------------------------------------------------------


NOTE 29. SUPPLEMENTARY INFORMATION ON OIL AND GAS ACTIVITIES

     In accordance with Statement of Financial Accounting Standard No. 69, Disclosures about oil and gas producing activities and regulations of the U.S. Securities and Exchange Commission (SEC), Ocean Rig is making certain supplemental disclosure about oil and gas exploration operations.

COST INCURRED IN OIL AND GAS ACQUISITION, EXPLORATION AND DEVELOPMENT
ACTIVITIES.

All cost relates to the participation in the Weymouth exploration well in Canada, only.

                                       YEAR ENDED DECEMBER 31,
                               -----------------------------------------
                                  2001           2002          2003
                               ------------   -----------   ------------
                                   NOK           NOK            NOK
                                        (AMOUNTS IN THOUSANDS)
Exploration cost                         -             -         55,377
Development cost                         -             -              -
                               ------------   -----------   ------------
TOTAL                                    -             -         55,377
                               ------------   -----------   ------------


RESULTS OF OPERATION FOR OIL AND GAS PRODUCING ACTIVITIES

                                       YEAR ENDED DECEMBER 31,
                               -----------------------------------------
                                  2001           2002          2003
                               ------------   -----------   ------------
                                   NOK           NOK            NOK
                                        (AMOUNTS IN THOUSANDS)
Sales                                    -             -              -
Exploration expenses                     -             -       (55,377)
Results of  operations  before           -             -              -
taxes
                               ------------   -----------   ------------
Taxes                                    -             -              -
                               ------------   -----------   ------------
RESULTS OF OPERATIONS                    -             -       (55,377)
                               ------------   -----------   ------------


CAPITALIZED EXPENDITURES RELATED TO OIL AND GAS PRODUCING ACTIVITIES

     No expenditures related to oil and gas activities have been capitalized in 2001, 2002 or 2003. Ocean Rig has no proven oil and gas reserves as defined in the industry standards under the requirements of the SEC. Hence, neither oil and gas reserves nor standardized measure of discounted net cash flow relating to proved oil and gas reserves are disclosed.

ITEM 19. EXHIBITS


   EXHIBIT                                                                              PAGE
   NUMBER                                                                              NUMBER
               DESCRIPTION
     1.1       Articles of association of the Company (incorporated by reference         --
               to Exhibits 3.1, 3.2, 3.3 and 3.4 to our registration statement on
               Form F-4 (Registration Statement No. 333-9110)).
     2.1       Undertaking to furnish a copy of the instruments relating to our          112
               (1) 13% subordinated convertible bonds due 2005 and (2) 11%
               subordinated convertible bonds due 2005.
     2.2       Indenture, dated May 27, 1998, among Ocean Rig Norway AS, Ocean
               Rig -- ASA, Ocean Rig 1 AS, Ocean Rig 2 AS and the Chase
               Manhattan Bank (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-4).
     2.3       Form of Note for 10 1/4% senior secured notes due 2008 (incorporated         --
               by reference to Exhibit 4.1 to our registration statement on Form
               F-4).
     8.1       Significant subsidiaries (please see Item 4, "Information on our          --
               Company--Organizational Structure" of this Form 20-F).
    12.1       Certification Chief Executive Officer Pursuant to Section 302 of          113
               the Sarbanes-Oxley Act of 2002
    12.2       Certification of Vice-President, Accounting Pursuant to Section 302       114
               of the Sarbanes-Oxley Act of 2002
    13.1       Certification of Chief Executive Officer and Vice-President,              115
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

                                 Ocean Rig ASA

                                 /s/ KAI SOLBERG-HANSEN
                                 -----------------------------------
                                 Kai Solberg-Hansen
                                 CEO


                                 JUNE 30, 2004
                                 -----------------------------------
                                 Date