Form 20-F
period 2004-12-31
OCEAN RIG ASA
filed 2005-06-10
CIK 1065952

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
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

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2004, the close of the period covered by the annual report:

Common shares par value NOK 10 per share . . . . . . . . . . . . . . . . . . . . . . 83,506,423

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑                 No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐                 Item 18 ☑

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

          Forward-looking statements in this annual report include, among others, expectations regarding the following:

•	our results of operations and financial conditions in the future;

•	the prospects for the offshore drilling industry;

•	our ability to generate sufficient cash-flow to meet our debt service requirements;

•	our ability to retain existing contracts and secure future drilling contracts for our rigs at attractive day rates;

•	future competition; and

•	our ability to develop our operations in accordance with our plans.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3. KEY INFORMATION

          In this annual report on Form 20-F, where we refer to “Ocean Rig”,”Company”, “we,” “us,” “our” and similar words, we mean Ocean Rig ASA and its subsidiaries as a group. When we refer to Ocean Rig ASA or any of its subsidiaries individually, we use the full name of that entity.

     3.1 Selected Financial Data

          The following table presents selected consolidated financial information for Ocean Rig ASA and its consolidated subsidiaries. This information has been derived from, and should be read in conjunction with, our consolidated accounts. Our consolidated accounts for 2003 and 2004 have been audited by Ernst & Young AS, independent registered public accounting firm. Our consolidated accounts for previous years have been audited by PricewaterhouseCoopers AS, registered public accounting firm.

          Our consolidated accounts as of December 31, 2000, 2001, 2002, 2003 and 2004 and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 have been prepared in accordance with generally accepted accounting principles in Norway, or Norwegian GAAP. For a discussion of certain differences between Norwegian GAAP, and US GAAP, see Note 25 to the consolidated accounts included in Item 18. The data set forth below should be read in conjunction with Item 5, “Operating and Financial Review and Prospects”.

          Since our inception in 1996 until 2002, our activities were primarily directed at the development and construction of our drilling rigs. Since 2002, our activities have been primarily directed at marketing, managing and operation of our semi-submersible rigs, Leiv Eiriksson and Eirik Raude.

	Year ended December 31,
	2000	2001	2002	2003	2004
	USD	USD	USD	USD	USD
	(amounts in thousands, except for per-share information)
Norwegian GAAP (1)
Income Statement Data:
Operating revenues	1,569	1,170	68,569	103,010	88,563
Operating expenses:
Salaries and other personnel expenses	5,162	12,392	20 552	17,063	24,796
Other operating and administrative expenses	14,354	38,943	48 608	35,997	41,604
Depreciation, amortization and asset impairment write down	432	28,710	20 561	225,048	48,119
Exploration expenses	—	—	—	8,005	14,287

Total operating expenses	19,948	80,045	89,721	286,113	128,806

Operating loss	(18,379)	(78,875)	(21,152)	(183,103)	(40,243)

Net financial income/ (expense)	(20,343)	(13,205)	88,574	(29,839)	(60,778)

Taxes	(25)	(37)	(3)	—	(1,266)

Net income/ (loss)	(38,747)	(92,117)	67,419	(212,942)	(102,287)

Basic earnings/ (loss) per share (2), (7)	(9.24)	(17.81)	3.53	(3.90)	(1.53)
Diluted earnings/ (loss) per share (2), (7)	(9.24)	(17.81)	2.48	(3.90)	(1.53)

	As of, or for the year ended December 31,
	2000	2001	2002	2003	2004
	USD	USD	USD	USD	USD
	(amounts in thousands)
Balance Sheet Data:
Cash and cash equivalents	69,347	18,880	19,721	16,805	44,145
Restricted cash	4,074	28,135	1,238	5,089	6,922
Total assets	776,379	908,611	1,319,925	1,140,041	1,150,691
Total liabilities	417,515	597,548	639,936	621,710	661,145
Capital stock	163,320	201,414	76,160	97,565	129,468
Total shareholders’ equity	358,864	311,063	679,989	518,331	489,546

Other financial data:
Capital expenditures	139,034	173,496	273,139	16,657	39,380
EBITDA (3)	(17,947)	(50,165)	(591)	49,950	22,163
Number of shares outstanding (4), (5), (7),	44,455	56,077	492,887	64,015	83,506
Dividends declared (6)	—	—	—	—	—

US GAAP:
Net income/ (loss)	(37,665)	(91,992)	70,839	(38,377)	(119,740)
Total shareholders’ equity	358,864	311,063	683,792	706,824	675,814

(1)	Reporting and functional currency was changed to USD for the Company and most of its entities January 1, 2004. See note 1 to the financial accounts. Translation of amounts from Norwegian kroner (NOK) to United States dollars ($) has been done using the closing exchange rate at balance sheet date for the balance sheet and quarterly average for the profit & loss.

(2)	The weighted average number of shares outstanding has been retroactively restated to reflect the reverse stock split (30:1) that took place in December 1999.

(3)	EBITDA is a non GAAP measure defined as earnings before interest, tax, depreciation, amortization and exploration expenses. See the reconciliation to GAAP measure below.

(4)	As referenced in note (2) above, in December 1999, we carried out a reverse share split (30:1) whereby the par value of our shares was increased from NOK 1.0 to NOK 30.0 per share.

(5)	In February 2002, the nominal value of our shares was written down from NOK 30.0 per share to NOK 1.0 per share.

(6)	No dividends were paid on our shares during these periods.

(7)	In May 2003 the Company’s General Meeting approved a reverse share split of 10:1 effective as of May 21, 2003. All EPS calculations have been restated.

          Presented below is the Company’s EBITDA, defined as earnings before interest, tax, depreciation amortization and exploration expenses. The EBITDA figures are not intended to represent cash flows from operations as defined by Norwegian GAAP, and should not be considered an alternative to net income, as an indicator of the Company’s operating performance or to cash flows from operations as a measure of liquidity. The EBITDA figures should only be used as information relating to the Company’s operating activities and should be read in conjunction with comparable GAAP financial information of the Company located in the Company’s financial accounts and notes thereto. The Company frequently uses the EBITDA figures to measure operating results from operations before depreciation, interest items and taxes. The Company believes the EBITDA figures provide a good measure to better understand the operating results from the variable activities directly related to operations of the rigs such as utilization and operating regularity of the rigs as well as income rate and operating cost situations.

          2002 was the first year the Company had income from rig operating activities with Leiv Eiriksson in operation for ten months and Eirik Raude in operations for the last two months of the year, and 2003 marked the first full year of operations. Operating results for 2003 and 2004 are therefore not directly comparable with operating results in previous years.

	Year ended December 31,
(amounts in thousands)	2000	2001	2002	2003	2004
	USD	USD	USD	USD	USD
EBITDA	(17,947)	(50,165)	(591)	49,950	22,163

Depreciation, amortization, exploration	(432)	(28,710)	(20,561)	(233,053)	(62,406)
Net financial income (loss)	(20,343)	(13,205)	88,574	(29,839)	(60,778)
Taxes	(25)	(37)	(3)	—	(1,266)

Net income (loss)	(38,747)	(92,117)	67,419	(212,942)	(102,287)

Exchange Rate Information

          All entities in the group except for Ocean Rig ASA have changed their functional currency from Norwegian kroner (NOK) to US dollars (USD) as of January 1, 2004. Beginning in 2004, the economic circumstances for the operating entities have significantly changed with substantially all revenues and a significantly increased proportion of expenses denominated in USD. In addition, material assets are valued and mainly financed in USD. These changes in economic circumstances indicate that the functional currency has changed. Ocean Rig ASA continues to use NOK as its functional currency. The Ocean Rig group has also changed its reporting currency from NOK to USD with effect from January 1, 2004. Accordingly, the accounts are reported in USD and all figures in this report are stated in USD unless otherwise specified. Figures relating to previous periods have been converted to USD for comparison purposes using the exchange rate at the balance sheet date for assets and liabilities. Revenues and expenses have been converted from NOK to USD on a quarterly basis applying the average exchange rate for the quarter.

3.2 Capitalization and Indebtedness

          Not applicable.

3.3 Reasons for the Offer and Use of Proceeds

      Not applicable.

3.4 Risk Factors

     In evaluating our Company and our business, investors should consider carefully, in addition to other information contained in this annual report, the following risk factors.

We are subject to the volatility of the industry in which we operate.

     Our ability to obtain long- or short-term drilling contracts and the future financial condition, results of operations and the value of our company will depend in part upon market prices for oil and gas. Oil and gas prices have historically been volatile, and will likely continue to be volatile in the future. The prices for oil and gas are subject to wide fluctuation in response to a variety of factors beyond our control, including changes in the supply of and demand for oil and gas, market uncertainty, worldwide economic conditions, adverse weather conditions, political disturbances and/or war, especially in the Middle East, and actions taken by OPEC and other oil and gas producing nations to influence global production levels. These factors and the volatility of the energy markets make it impossible to predict future oil and gas price movements with certainty.

     The Company’s operations depend upon the conditions prevailing in the oil and gas industry and, in particular, the exploration, development and production expenditures of oil and gas companies. In addition to oil prices, the offshore drilling industry is influenced by many factors, including:

•	the availability of competing offshore drilling vessels;

•	the level of costs for associated offshore oilfield and construction services;

•	oil and gas transportation costs;

•	the discovery of new oil and gas reserves; and

•	local and international political and economic conditions.

Declines in oil and gas prices for an extended period of time could negatively affect our business. Sustained periods of low oil prices typically result in reduced exploration and drilling because oil and gas companies’ capital expenditure budgets are sensitive to changes in energy prices. We cannot predict the future level of demand for our services or future conditions of the oil and gas industry. Any decrease in exploration, development or production expenditures by oil and gas companies could reduce our revenues and materially harm our business and results of operations.

Our revenues depend on two drilling rigs, which are designed to operate in harsh environments and could be damaged or destroyed.

     Our operations are dependent on two rigs. Eirik Raude is currently operating in the Barents Sea and the North Sea and Leiv Eiriksson is currently operating offshore Angola. Both rigs may be exposed to risks inherent in deepwater drilling and operating in harsh environments that may cause damage or loss. The replacement or repair of a rig could take a significant amount of time, and we may not have any right to compensation for lost revenues during that time, despite our comprehensive loss of hire insurance policy. As long as we have only two rigs in operation, loss of or serious damage to one of the rigs could materially reduce our revenues for the time that a rig is out of operation. In light of the sophisticated design of the rigs, we may be unable to obtain a replacement rig that could perform under the conditions that our rigs are expected to operate.

          Our operations are subject to numerous risks inherent in the offshore drilling industry. The drilling of oil and gas wells, particularly exploratory wells where little is known of the subsurface formations, involves the risks of extreme pressure and temperature, blowout, cratering and fires that could result in reservoir damage, injury or death to personnel, substantial damage to our rigs, pollution, suspension of drilling operations and loss of production. Our rigs are also subject to the hazards inherent in marine operations, such as capsizing, grounding, collision, damage from heavy weather or sea conditions and unsound location, both while on site and during transport to site or for outfitting or repair. We also may be subject to liability for spills, damage and other accidents.

We and our independent registered public accounting firm have identified material weaknesses and reportable conditions in our internal controls.

          As disclosed in this Report, we and our independent registered public accounting firm have identified material weaknesses and our independent accounting firm has also identified certain reportable conditions. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce, to a relatively low level, the risk that misstatements caused by error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected, within a timely period, by employees in the normal course of performing their assigned functions. Reportable conditions are matters coming to the auditor’s attention that in his judgement, should be communicated to the audit committee because they represent significant deficiencies in the design or operation of internal control, which could adversely affect the organization’s ability to initiate, record, process, and report financial data consistent with the assertions of management in the financial statements.

          The material weaknesses as of December 31, 2004 related to the reconciliation and revaluation of balance sheet accounts, documentation of transactions between group companies and the capacity and segregation of duties in the accounting department.

          We are in the process of implementing changes to address each of the material weaknesses and reportable conditions that we and our independent registered public accounting firm have previously identified. If we are unable to correct these weaknesses in internal controls in a timely manner, or if additional weaknesses are identified that are not corrected in a timely manner, our ability to record, process, summarize and report financial information will be adversely affected. This failure could materially and adversely impact our business, our financial condition and the market value of our securities and expose us to litigation and scrutiny from our investors.

Any contractual indemnification and insurance that we obtain may not be sufficient to cover the cost of repairing or replacing a damaged or lost rig or to pay any liabilities that we may incur.

          In negotiating our agreements with customers, we generally request contractual indemnification pursuant to which our customers would agree to protect and indemnify Ocean Rig to some degree from liability for reservoir, pollution and environmental damages. Nonetheless, we have not always received and we cannot guarantee that we will be able to obtain such indemnities in our contracts. In fact, in many of our existing contracts, our customers indemnify us for pollution occurring from blowouts, unless such pollution is due to our negligence, willful misconduct or breach of such contract. In addition, in many of these contracts, we indemnify our customers for such pollution due to our negligence, willful misconduct or breach of contract, as well as against costs and claims, including for personal injury or property damage, arising from contamination caused by the leakage of any substances under our control or discharged from our drilling units. Also, we cannot guarantee that the level of indemnification we have obtained or do obtain is or will be meaningful, that the indemnification provisions will be enforceable or that our customers will be financially able to comply with their indemnity obligations. We will always, to some extent, be exposed to potential liabilities relating to oil and other types of pollution as a result of our operations. Although we intend to seek to obtain adequate coverage under our liability insurance and also to limit our exposure in our agreements with our customers there can be no assurance that such attempts to limit, reduce or offset such liability will be sufficient.

          We maintain insurance in accordance with industry standards. Our insurance is intended to cover normal risks in our current operations, including insurance against property damage, loss of hire, war risk and third-party liability, including pollution liability.

          Although we have obtained insurance for the full assessed market value of our rigs, insurance coverage may not under certain circumstances be available and if available it may not provide sufficient funds to protect us from all losses and liabilities that could result from our operations. The principal risks which may not be insurable are various environmental liabilities and liabilities resulting from reservoir damage caused by our negligence. Moreover, our insurance is subject to substantial deductibles and aggregate recovery limits, in the case of pollution liabilities, $100 million per event and in the case of other claims, $150 million, and provides for premium adjustments based on claims, and our insurance coverage may not protect fully, if at all, against losses resulting from a required cessation of rig operations for environmental or other reasons, as recently occurred with the Eirik Raude in the Barents Sea. The occurrence of a casualty, loss or liability against which we may not be fully insured could significantly reduce our revenues, make it financially impossible for us to obtain a replacement rig or to repair a damaged rig, cause us to pay fines or damages which are generally not insurable and that may have priority over the payment obligations under our indebtedness or otherwise impair our ability to meet our obligations under our indebtedness and to operate profitably. In addition, we cannot guarantee that insurance will be available to us at all or on terms acceptable to us, that we will maintain insurance or, if we are so insured, that our policy will be adequate to cover our loss or liability in all cases.

We may be unable to secure ongoing drilling contracts, and the contracts that we enter into may not provide sufficient cash flow to meet our obligations with respect to our indebtedness.

          Our ability to meet our obligations under our indebtedness will depend on our ability to consistently secure drilling contracts for our rigs at sufficiently high day rates. Leiv Eiriksson is currently operating under a contract with Total and Eirik Raude is operating under a contract with Statoil, both at attractive day rates. The Total contract is expected to expire at year-end 2005 while the Statoil contract is expected to expire during January 2006. Although negotiations are ongoing for further contracts at increasingly attractive day rates for both rigs, we cannot guarantee that we will be able to obtain these contracts or any alternative contracts for either rig upon the expiration or termination of current backlog or that there will not be a gap in employment between current contracts and subsequent contracts . In addition, delays under existing contracts could cause us to lose future contracts if a rig is not available to start work at the agreed date.

          Drilling contracts are traditionally awarded on a competitive bid basis. Intense price competition is often the primary factor in the awarding of contracts, although rig availability as well as quality and technical/operational capability of equipment are also major factors that are considered. We cannot predict the future level of demand for our services or future conditions in the oil and gas industry. If the oil and gas companies do not continue their recent increases in exploration, development and production expenditures, we may have difficulty securing drilling contracts, or we may be forced to enter into contracts at unattractive day rates. Either of these events could impair our ability to generate sufficient cash flow to make principal and interest payments under our indebtedness. In addition, we may be required to move our rigs from a region where demand is low to another region where demand is higher or day rates are more attractive. We would likely incur material expenses in connection with moving the rigs and the start-up of drilling operations, and those expenses probably would not be reimbursed by our customers.

          Moreover, the recent improvement in the results of operations and prospects for the offshore contract drilling industry as a whole may lead to increased drilling vessel construction and enhancement programs by our competitors. A significant increase in the supply of competitive drilling vessels could have an adverse effect on the average utilization, average day rates and second-hand value of our vessels or any other assets we may acquire or lease in the future. Our future profitability will depend upon the utilization of, and day rates for Eirik Raude and Leiv Eiriksson, and any other assets we may acquire or lease in the future as well as our ability to control operating costs. There can be no assurance that current utilization and day rates will not decline, that current average operating costs will not escalate or that we will not experience losses or negative cash flow in the future.

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

          Our customers could terminate or seek to renegotiate drilling contracts for a variety of specific reasons relating to each individual contract including the following, which are largely beyond our direct control:

•	the rigs may not function in accordance with their specifications or the needs of the customer,

•	the rigs may be damaged or destroyed by adverse weather, accidents or other force majeure events,

•	operation of the rigs may be interrupted as a result of breakdown, unseaworthiness, failure in construction or other mechanical or technical failures, or

•	operation of the rigs may be interrupted or terminated if situations of conflict between drilling on the one hand and fishery or environmental interests, on the other, should occur in any area in which we drill, particularly politically sensitive areas like the Barents Sea.

          We are not likely to realize any material revenues for periods during which our rigs are not under contract. However, we will continue to incur the expense of maintaining our rigs during idle periods. In addition, it could be expensive and time consuming for us to repair a damaged rig, to modify a rig to remedy failure in the construction or design of the rig or to replace faulty equipment. We cannot guarantee that all such costs would be covered by our hull and machinery insurance or loss of hire insurance or any other insurance policies, and we may not be entitled to any compensation for lost revenues.

We are substantially leveraged and cannot guarantee that we will be able to generate sufficient cash flow or raise additional capital in amounts sufficient to meet required payments of principal and interest on our debts.

          As of December 31, 2004, we have USD 595.4 million outstanding in aggregate principal amount of indebtedness (including the 10 1/4% senior secured Notes issued by Ocean Rig Norway in 1998 (the “Notes”), the floating rate senior secured loans incurred by Ocean Rig Norway in 1998 (the “1998 Loans”), the Convertible Bonds issued by Ocean Rig ASA in 2000, the Fortis Facility incurred by Ocean Rig 2 AS in 2002 (the “Fortis Facility” or the “2002 Loans”), the Mandatory Convertible Bonds issued by Ocean Rig ASA in 2002, the 7% Convertible Bonds issued by Ocean Rig ASA in 2004 and the 11% Unsecured Bonds with Call option issued by Ocean Rig ASA in 2004). Although the agreements governing our indebtedness limit the incurrence of additional indebtedness, under certain circumstances the amount of permitted additional indebtedness could be substantial. Our high degree of leverage could have important negative consequences for holders of our shares and bonds, including the possibility that:

•	we may be unable to obtain additional financing in the future for working capital, capital expenditures, acquisitions, debt service requirements, or other general corporate purposes,

•	we may be required to use a substantial portion of our cash flow from operations to pay principal of and interest on our indebtedness, thereby reducing the funds available for other purposes, including our operations, marketing activities, future business opportunities and outfitting or construction of additional rigs,

•	while the cash flow from our drilling rigs may be adequate to service the obligations under the Notes, the 1998 Loans and the Fortis Facility, any residual cash flow might not be sufficient to service our remaining debt obligations, including the Convertible Bonds, the Mandatory Convertible Bonds and the Unsecured Bonds, or for repayment of these obligations as they become due commencing in 2005,

•	we may not have the flexibility to adjust to changing market conditions or the ability to withstand competitive pressures as a result of our leveraged position and the covenants contained in our debt instruments, thus putting the Company at a competitive disadvantage,

•	we may be more vulnerable to a downturn in general economic conditions or in our business, or

•	Ocean Rig’s management’s discretion with respect to certain business decisions may be restricted by covenants contained in the documents governing its indebtedness.

We are dependent on revenues from our operations in order to make scheduled payments on our indebtedness.

          The success of our operations depends on many factors, including the level of drilling activity in the oil and gas industry, the capacity utilization of deepwater rigs, the proper functioning of our rigs, and numerous other factors that are beyond our control. We cannot guarantee that we will be able to achieve and maintain a level of cash flow from operations sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

          If we are unable to generate sufficient cash flow and cannot otherwise obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the covenants governing our indebtedness, we could be in default under the terms of the agreements relating to our outstanding indebtedness, including the senior debt agreements. Our senior debt agreements also include provisions that require us, upon the occurrence of certain events, to offer to repurchase the senior secured debt. Certain of these events could be beyond our control, such as the loss of a rig or a change of control in the event that a person or group of persons (as such term is used under the Norwegian Securities Trading Act of 1997) becomes the owner of more than 40% of our voting stock . Although the security interests granted to secure the senior secured debt include any insurance proceeds obtained in connection with the event requiring the offer to prepay such debt, we cannot guarantee if or when the amounts would be received and, even if received, that the amounts would be sufficient to satisfy our repurchase obligations. If these assets, together with our cash flow and capital resources, are insufficient to fund our debt service or repurchase obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure or refinance our debt. We cannot guarantee that any of these alternative measures would be successful or would permit us to meet our scheduled debt service or repurchase obligations. In the event of default, the holders of our debt instruments could elect to declare all debts to be due and payable together with accrued and unpaid interest. As a result, we could be forced into bankruptcy or liquidation.

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

          The number of participants in the offshore drilling industry is small and primarily consists of a few large, experienced contractors that have greater financial resources than we have. Since we are a relatively new participant in this field and have a limited operating history, we may not be able to compete in the industry successfully. In addition, because of the relatively small size of our Company, we are not able to take advantage of economies of scale to the same extent as our larger competitors. In light of the high capital requirements inherent in the offshore drilling industry, we also may be unable to make future investments in new technologies or fleet expansion necessary for us to succeed in this industry, while our larger competitors’ superior financial resources may enable them to respond more rapidly to changing market demands.

          The offshore contract drilling industry has historically been highly competitive and cyclical, and a sustained period of low oil and gas prices, a deterioration in the economic conditions in a major industrialized or developing region or a general downturn in the world’s industrialized economies could curtail spending by oil and gas companies and, as a result, lower demand for offshore contract drilling services. Therefore, we cannot predict whether market conditions will be favourable for our rigs. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we have. As a result, our competitors may be better able to withstand cyclical fluctuations in demand for offshore drilling and production and related services and better positioned to compete for existing demand for such services.

We cannot guarantee that our use of the Bingo rig design concept will not infringe on the rights of others or that competitors will not duplicate our technology.

          Although we purchased the right to use the Bingo rig design concept for our rigs, neither we nor the company that we bought those rights from has obtained or applied for any patents or other intellectual property protection relating to the design. As a result, we cannot guarantee that other parties will not challenge our right to use the Bingo concept or seek damages for alleged infringement of rights that they claim to own. We may also lose the competitive advantage that we sought to achieve through use of the Bingo design concept if our competitors duplicate key aspects of the design without seeking our permission, and we may be unable to prevent competitors from doing so.

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

          We derive, and expect to derive in the future, a substantial portion of our revenues from the operation of our rigs outside such known jurisdictions as Norway, Canada and the United States, in locations including offshore Brazil and/or West Africa, and are in fact currently operating Leiv Eiriksson offshore Angola. As a result, we are likely to be subject to certain political, economic and other risks inherent in doing business abroad, including the risk of war and civil disturbances, expropriation and the general hazards associated with assertions of national sovereignty over areas in which our rigs operate. Our operations abroad may face the additional risks of fluctuating currency values, hard currency shortages, controls of currency exchange and repatriation of income or capital, as well as liabilities related to taxes and import duties.

We could be subject to significant environmental liabilities as a result of the nature of our operations.

          We are subject to various foreign, federal, state and local environmental protection and health and safety laws and regulations governing, among other things, the generation, storage, handling, use and disposal of oil and other hazardous materials; the emission and discharge of oil and other hazardous materials into water or air; and the health and safety of our employees. We are also required to obtain environmental permits from governmental authorities for our operations. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. We could also be held liable for any and all consequences arising out of human exposure to such hazardous substances. The environmental laws and regulations of the countries in which we currently or in the future may operate generally have become more stringent in recent years. Such laws and regulations may expose us to liability for the conduct of, or for conditions caused by, others, or for acts of Ocean Rig that were in compliance with all applicable laws at the time such actions were taken.

          We cannot assure you that environmental laws to which we are subject will not change or become more stringent in the future. Therefore, we cannot assure you that our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not adversely affect our business, results of operations or financial condition. We could also be liable to our customers under indemnities we grant to them for costs or claims arising from environmental pollution arising from or in connection with our operations.

          During our operations, we have caused releases of oil and other pollutants or waste into the sea, including into protected areas such as the Barents Sea. While we maintain our rigs in an effort to prevent such releases, we cannot assure you that future releases will not occur, in particular as our rigs become older, and that such releases will not be either large in quantity, above our permitted limits or in protected or other areas in which public interest groups or governmental authorities are interested. These releases could result in fines and other costs to us, including costs to upgrade our rigs, to remediate pollution or to comply with more stringent requirements in our discharge permits that may result from such releases. Moreover, releases may result in our customers or governmental authorities suspending, or possibly terminating our operations in the related area which could have a material adverse effect on our business, results of operation and financial condition.

          Protection of the environment continues to be a high and visible priority of many governments throughout the world. Offshore drilling in certain areas has been opposed by environmental groups and, in some areas, has been legally restricted. Our operations would be restricted and adversely impacted and our rigs could become more expensive to operate if new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional environmental protection requirements. Moreover, we may have no right to compensation from our customers if our costs are increased through such governmental actions, and our operating margins may fall as a result.

Governmental regulation could hamper our operations and reduce demand for our services.

          Our operations are, and will be, subject to numerous international conventions as well as national, state and local laws and regulations in force in the jurisdictions in which we conduct, or will conduct, our business. These laws and regulations relate to the protection of the environment, human health and safety, taxes, labour and wage standards and other requirements.

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

          The operation of our rigs will require certain governmental approvals, the number and requirements of which cannot be determined until we identify the jurisdictions in which Ocean Rig will operate upon securing contracts for the rigs. Depending on the jurisdiction, these approvals may involve public hearings and costly undertakings on our part. We cannot guarantee that we will obtain such approvals or that such approvals will be obtained in a timely manner. If we fail to secure needed approvals or permits within certain time limits, our customers may have the right to terminate drilling contracts, or they may seek to renegotiate their contracts to Ocean Rig’s detriment.

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

Certain liens could supersede our lenders’ mortgages on Leiv Eiriksson and Eirik Raude.

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

          Rig mortgages are generally subordinate to certain maritime liens that arise by operation of law. The types of claims that qualify for maritime laws are generally determined by, and vary in accordance with, the jurisdiction in which the proceeding is brought.

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

          Leiv Eiriksson and Eirik Raude may be used and operated in international waters and jurisdictions other than the Bahamas. In fact, Leiv Eiriksson is currently operating offshore Angola, and Eirik Raude is currently operating in the Barents Sea. We cannot assure you that, if enforcement proceedings are initiated against a particular rig, such rig will be located in a jurisdiction having the same procedures and lien priorities as the Bahamas and that the relative lien priority against other maritime liens will be as favourable as in the Bahamas. Other jurisdictions may provide no legal remedy for the enforcement of the mortgages securing the Notes or our other debt facilities, or a remedy dependent on court proceedings may be so expensive and time consuming as to be impracticable. Furthermore, certain jurisdictions, may not permit either rig to be sold prior to entry of a judgment, which could result in a lengthy delay that could lead to increased custodial costs, deterioration in the condition of the rig and substantial reduction in its value. Under Norwegian insolvency law a secured creditor may not enforce his security over an asset such as a rig until 6 months has passed after the opening of insolvency proceedings in respect of the debtor unless the bankruptcy estate gives its consent to such enforcement. It is possible that these regulations may be applicable even if the rig is subject to a Bahamian mortgage and proceedings are initiated in a jurisdiction other than Norway. Effective July 1, 2005, a Norwegian bankruptcy estate may keep up to 5% of the value of the security in order to cover certain necessary costs in connection with the bankruptcy.

          Each of Ocean Rig 1 AS and Ocean Rig 2 AS as a subsidiary guarantor has the right in our discretion to change the registry and flag of Leiv Eiriksson or Eirik Raude subject to certain conditions. You cannot be certain that the mortgage after such registry change will provide protection under applicable law comparable to the protection provided by Bahamian maritime law.

We are dependent on our operating subsidiaries for income.

          Ocean Rig ASA and Ocean Rig Norway AS are both holding companies. Ocean Rig ASA and Ocean Rig Norway AS will derive a substantial part of their operating income from management fees from their subsidiaries Ocean Rig 1 AS and Ocean Rig 2 AS. Accordingly, in paying the principal of, premium, if any, interest on, and additional amounts, if any, with respect to our indebtedness, we will rely on income from dividends and advances from our subsidiaries. Generally, under Norwegian law, a company is able to pay out as dividends only 80% of its net income to its shareholders. Also, the ability of these subsidiaries to pay such dividends or make such distributions may be subject to, among other things, applicable laws and, under certain circumstances, restrictions contained in joint venture agreements and debt instruments to be entered into in the future, which may affect our ability to meet our obligations with respect to our indebtedness. In addition, certain of our subsidiaries may in the future have covenants with respect to their outstanding debt which may restrict their ability to pay dividends in the event such subsidiary is not in compliance with covenants contained therein, including financial maintenance tests included in such debt agreements.

Our operations and financing plans may be adversely affected by war, other armed conflicts and terrorist attacks.

          The war in Iraq, military tension involving North Korea, the terrorist attacks of 11 September 2001 and subsequent terrorist attacks and unrest have caused instability in the world’s financial and commercial markets. This has in turn significantly increased political and economic instability in some of the geographic areas in which we operate and contributed to high levels of volatility in prices. This continuing instability as well as threats of war or armed conflicts elsewhere, may cause further disruption to financial and commercial markets and contribute to even higher levels of volatility in the prices, and impair our ability to secure future contracts or seek additional financing.

          In addition, acts of terrorism and threats of armed conflicts in or around various areas in which we operate could limit or disrupt our markets and operations, including disruptions from evacuation of personnel, cancellation of contracts or the loss of personnel or assets.

ITEM 4. INFORMATION ON OUR COMPANY

4.1 History and Development of the Company

          Ocean Rig ASA was incorporated as a limited liability company in the Kingdom of Norway in 1996 with registered offices in Oslo. As of January 1, 2003, the Company moved its head office and registered offices to Koppholen 4, P.O. Box 409, 4067 Stavanger, Norway where operations were already located. Our telephone number is (47) 51 96 90 00 and our website is www.ocean-rig.com. The Company is governed by Norwegian jurisdiction and is listed on the Oslo Stock Exchange with ticker OCR.

          From inception in 1996, our main activity was the design, engineering, construction and outfitting of initially four 5th generation semi-submersible deepwater harsh environment drilling rigs based on the proprietary Bingo 9000 design. The four units were built at a construction yard in Dalian, China. On completion in 1998, two units were shipped to a yard in Pascagoula, Mississippi for outfitting. One unit was completed in late 2001 while the second unit was transferred to a yard in Halifax, Canada, for completion and delivery in late 2002. The two remaining baredecks were laid up in China and were sold in March 2002.

          As Leiv Eiriksson (owned by Ocean Rig 1 AS) began drilling operations in February 2002 and our second rig, Eirik Raude (owned by Ocean Rig 2 AS), was completed and commenced operations in November 2002, 2003 was the first full year in which the Company received revenues from the operation of rig drilling activities. Since completion and delivery, Leiv Eiriksson has operated offshore Angola for ExxonMobil, Chevron, BP and TotalFinaElf. Eirik Raude has operated off the east coast of Canada for EnCana Corporation, PetroCanada and Imperial, offshore Cuba for Repsol, offshore the Shetlands for BG International and now operates offshore Norway for Statoil and Norsk Hydro.

4.2 Business Overview

          We own and operate two of the world’s largest and most modern fifth-generation semi-submersible drilling rigs, built for operation in ultra deepwater and extreme weather conditions. We market our rigs to major oil and gas companies for exploration and development drilling programs world wide, with a particular focus on oil and gas producing regions in ultra deepwater and harsh environments. We focus our business strategy around improving our overall profitability and cash flows by maximizing the benefits of our rigs’ specifications and unique operating capabilities and aiming to secure firm contracts for the rigs, at or near the highest day rates available in the business. We have the ability to operate in every offshore oil and gas producing region throughout the world.

4.2.1 Rig Fleet

          Our two drilling rigs, the Leiv Eiriksson and the Eirik Raude, are two of the relatively few fifth generation semi-submersible rigs and drillships capable of drilling in ultra-deepwater. Since demand for drilling in ultra-deepwater and harsh environments has consistently been high relative to the supply of assets capable of drilling in these areas utilization levels for ultra-deepwater and harsh environments, utilization levels for ultra-deepwater drilling units have been relatively firm and consistent during the last five years. We believe our two rigs represent a capable and cost-effective solution for exploration and development drilling in ultra-deepwater and harsh environments. Both units are designed to meet international maritime standards regarding discharge and emissions, and the Eirik Raude is also equipped to meet the more stringent requirements for operation in the Barents Sea offshore Norway.

Main features of our Rigs:

•	Proprietary Bingo 9000 design,

•	Water depth capacity of 7500 and 10 000 feet

•	Variable deck load of 7 000 tons

•	Dynamic positioning system — DP Class 3

•	Total vessel power of 6 x 7 500 kilowatts

•	Thruster capacity of 6 x 5 500 kilowatts

4.2.2 Rig Management and Operations

          We employ a core group of professionals with significant experience in the offshore drilling industry to support the operation of our rigs. These employees work from our offices in Sandnes, Norway, as well as in direct operational roles at our base offices in Luanda, Angola and Bergen and Hammerfest, Norway. Although our rig crews are mainly Canadian, Norwegian and UK citizens while on Leiv Eiriksson we also employ local Angolan citizens. We strive to maintain a high level of competence among our crew and support staff.

For the operation of Leiv Eiriksson offshore Angola, we entered into an agreement in 2000 with Sonamer Management Company LTD. This company is a joint venture between Solangol, the Angolan State Oil company, and the U.S. drilling company Pride International, Inc., one of the world’s largest drilling contractors. Pursuant to this agreement, Sonamer Management Company provides us with the local crew members and logistic support, including offices for the Ocean Rig base. Leiv Eiriksson has drilled 16 exploration wells in Angola in water depth ranging from 1438 meter to 2017 meter and performed drill stem testing as required by our clients.

          For the operation of Eirik Raude in Canada, we entered into a partnership with EnCana Corporation, the East Coast Drilling Partnership. The Ocean Rig onshore and offshore operation personnel were seconded to the company during the Canadian drilling campaign. Although the partnership still exists, we terminated the joint operation when Eirik Raude left Canada in May 2004.

          Eirik Raude started operations on the east coast of Canada and drilled five wells in water depths ranging from 1,113 meters to 1,674 meters. Two of these wells were located in the Flemish Pass and one of the wells offshore Nova Scotia was a high pressure high temperature well. The rig was moved to Cuban waters for drilling of one well in water depth of 1,625 meters. After completion of the well in Cuba Eirik Raude crossed the Atlantic Ocean and drilled one deep water well west of Shetlands. After the west of Shetland well, the rig moved to a shipyard on the west coast of Norway to be modified for Statoil and Hydro’s planned drilling campaign in the Barents Sea.

          While in the shipyard, the rig was fitted out with an eight-point chain mooring system and third party cutting collection systems to comply with the zero discharge philosophy for this extremely environmentally sensitive area. Eirik Raude is unique in being capable of operating in water depths between in 60 to 3000 meters, as well as in harsh environments anywhere in the world.

          We monitor our performance by using a set of Key Performance Indicators (KPI). The KPI system measures our overall performance towards key elements in our operation and is an excellent indicator of our total service quality towards our customers. The system is linked to a monthly bonus available to the majority of our employees offshore and onshore. It is also a dominant part of the Service Quality Report that we are presenting to our Clients after each well.

Ocean Rig drilling history

Leiv Eiriksson

Well	Water		Days on	Drilling
No:	Depth:	Period:	Well:	Dept:	Operator:	Location:	Country:

1	1789	07.02.02 - 15.04.02	66	4825m	Exxon Mobil	Funge 1 Block - 33	Angola
2	1438	15.04.02 - 15.06.02	61	3798m	Exxon Mobil	Reco-Reco 1 Block - 15	Angola
3	2017	15.06.02 - 30.08.02	76	4452m	BP	Plutao 1 Block - 31	Angola
4	1444	30.08.02 - 20.10.02	43	3423m	Chevron	Negage 1 Block - 14	Angola
5	1445	20.10.02 - 11.03.03	142	4776m	Total	Gindungo 1 Block - 32	Angola
6	1804	11.03.03 - 06.05.03	56	3817m	BP	Saturno 1 Block - 31	Angola
7	1029	06.05.03 - 22.06.03	47	2786m	Exxon Mobil	Kakocha 1 Block - 15	Angola
8	1978	22.06.03 - 25.08.03	64	4193m	BP	Marte 1 Block - 31	Angola
9	1600	25.08.03 - 31.08.03	6	2342m	BP	Chumbo 1 Block - 18	Angola
10	1602	31.08.03 - 06.10.03	36	3010m	BP	Cesio 1 Block - 18	Angola
11	1600	06.10.03 - 01.12.03	56	2978m	BP	Chumbo 1 Block - 18	Angola
12	2017	01.12.03 - 06.02.04	67	4506m	BP	Venus 1 Block - 31	Angola
13	1990	06.02.04 - 25.03.04	48	3600m	Exxon Mobil	Calulu 1 Block - 33	Angola
14	1983	30.06.04 - 24.07.04	25	3432m	Exxon Mobil	Muteta 1 Block - 33	Angola
15	1602	01.10.04 - 04.12.04	62	3770m	BP	Pallas 1 Block - 31	Angola
16	1632	04.12.04 - 10.02.05	65	4955m	BP	Ceres 1 Block - 31	Angola
17	1959	10.02.05 - 20.03.05	34	3739m	Exxon Mobil	Jinguinga 1 Block - 33	Angola
18	2134	20.03.05 – 21.04.05	33		Exxon Mobil	Muzongue 1 Block - 33	Angola
19	1695	21.04.05 – Present			Total	Gengibre 2 – Block 32	Angola

Eirik Raude

Well	Water		Days on	Drilling
No:	Depth:	Period:	Well:	Dept:	Operator:	Location:	Country:

1	1674	13.11.02 - 31.01.03	79	3600m	Encana	Torbrook C - 15	Canada
2	1153	31.01.03 - 26.04.03	86	3823m	Petro Canada	Mizzen L - 11	Canada
3	1133	27.04.03 - 10.06.03	44	2903m	Petro Canada	Tuckamore B - 27	Canada
4	1812	04.07.03 - 07.09.03	65	4750m	Imperial Oil	Balvenie B - 79	Canada
5	1689	19.10.03 - 11.05.04	205	6520m	Encana	Weymouth P-44	Canada
6	1625	11.05.04 - 31.07.04	81	3400m	Repsol YPF	Yamagua	Cuba
7	836	31.07.04 - 26.09.04	57	3753m	BG Int.	West of Shetlands, Bedlington	United Kingdom
8	329	03.12.04 - 10.01.05	38	802m	Norsk Hydro	Troll Field	Norway
9	368	18.01.05 - 30.03.05	72		Norsk Hydro	Obelix, Barents Sea	Norway
10	331	30.03.05 – 18.05.05	49		Statoil	Guovca, Barents Sea	Norway
11		18.05.05 – Present			Statoil	Tulipan, North Sea	Norway

          Our current and past clients comprise most of the world’s leading oil and gas companies, including ExxonMobil, BP, ChevronTexaco, Total, Encana, PetroCanada, Repsol, BG International, Statoil and Norsk Hydro. We have built a strong reputation with these clients for high performance drilling and safe operation of our equipment. Fundamental to all our activities is our commitment to maintain an injury-free work environment.

4.2.3 Strategy

          We are focused on improving our overall profitability and cash flows through the following strategies:

•	Maximize shareholder value. We remain committed to our long-held strategy of creating maximum value for our shareholders. Recognizing the advantage of our position as the owner and operator of the most modern and unique semi-submersible rigs in the world, we strive to deliver excellent performance by doing what we do better, with what we have, where we are, and to exceed client expectations. Our goal is to improve profitability and cash flow to provide an adequate return on capital, service our debt and maintain sufficient financial flexibility.

•	Create a world class oil services company. Our mission is to become the preferred offshore drilling contractor in the ultra-deepwater and harsh environment regions of the world and to deliver excellent performance to our clients, exceeding their expectations of operational efficiency and safety standards. We seek opportunities to expand our business through low risk transactions and create a strong platform for future strategic transactions.

•	Capitalize on the unique operating capabilities of our rigs. We strive to capitalize on the unique operating capabilities of our rigs by entering into attractive contracts. The focus of our marketing effort is to maximize the benefits of the rigs’ ability to operate in both ultra-deepwater and in harsh environments. We aim to secure firm contracts for the rigs, at or near the highest available day rates available in the industry. Additionally, we target appropriate contract lengths, in order to be in a position to secure the most beneficial term in line with our expectations of the developments in the market. The Leiv Eiriksson has operated in the ultra-deepwater regions offshore Angola, West Africa to capitalize on the rig’s deepwater rating, large load carrying capacity and dynamic positioning capability. The Eirik Raude currently operates in the North Sea and Barents Sea off the coast of Norway.

The rig’s harsh weather experience from its operations in Canada and its compliance with the current requirements for operations in Norway, presented the opportunity to secure the rig through the end of 2005 at favourable day rates.

•	Reduce operating risk. We seek opportunities to increase capacity and operational diversity through low risk transactions and to create a stronger platform for future strategic and industrial transactions. We believe the industry is ready for consolidation, especially amongst European operators and we will continue to evaluate opportunities as they are presented.

•	Continue to manage efficient, cost conscious and safe operations. Through the continued use and implementation of our KPI system, we aim to further improve our service quality and continue to align the goals of our employees with our strategic goals.

4.2.4 Marketing and competition

          Drilling at water depths exceeding 400 feet normally requires the use of semi-submersible rigs or drillships. Water depths between 7,000 and 10,000 feet are termed extreme depths and drilling operations at the deeper water depths are pushing the limits of existing technology.

          Semi-submersible drilling rigs. Semi-submersible drilling rigs are floating platforms, which feature a ballasting system that can lower parts of the hull to a predetermined depth (typically 50 - 80 feet). This reduces the rig’s exposure to wave impacts and increases their stability and improves their motion characteristics. Semi-submersible rigs retain their position above the wellhead either by means of a conventional mooring system, consisting of anchors and chains, or cables, or by a computerized Dynamic Positioning system (“DP system”).

          Drillships. Drillships are ships with on-board propulsion machinery, often constructed for drilling in deep water. They are based on conventional ship hulls, but have certain modifications. Drilling operations are conducted through openings in the hull (“moon pools”). Drillships normally have greater mobility and a higher load carrying capacity than semi-submersible rigs, but are less stable in harsh conditions. Drillships are well suited to offshore drilling in remote areas due to their mobility and high load carrying capacity. Like semi-submersible rigs, drillships can be equipped with conventional mooring systems or DP systems.

Market
segment	Water depth	Rig type
Shallow water	less than 400 feet	Jack-ups
Intermediate water	300-3,000 feet	Second and third generation semi-submersible rigs and drillships,
Deepwater	3,000-7,000 feet	Second, third, fourth and fifth generation semi-submersible rigs and drillships, including DP
Ultra-deepwater	greater than 7,000 feet	Fifth generation DP semi-submersible rigs and DP drillships

          The worldwide fleet of mobile drilling rigs totals 585 units. Leaving aside the 366 jack-ups (most of which are only capable of drilling in water depths between 150 and 300 feet) there are 202 floating rigs. There are a total of 164 (working and idle) semi submersibles and 38 (working and idle) drillships in the world today.

          During recent years , developments in the market have been positive for suppliers of rigs, equipment and services. Despite setbacks in certain segments, the overall trend in offshore drilling has been favourable in the last two years. Offshore drilling activity has picked up and rig availability has tightened, resulting in increasing rates and prices. The current drilling plans of the oil and gas companies supported by oil service companies indicate a concern for rig availability, particularly in deepwater. Seismic tendering activity has increased, reflecting a shift in supply to West Africa, Brazil and Canada. The industry is also experiencing an increasing demand in the North Sea / Atlantic Margin area.

          The fleet of semi-submersible and drillships operating at deepwater depths (greater than 3,000 feet) consists of 89 units including newbuilds and conversions. According to Fearnley Offshore, there are currently 26 units, including two newbuilds and two recently commissioned conversions capable of drilling at water depths greater than 7,000 feet, including our two rigs. The average utilization rate for the ultra -deepwater segment has stayed above 96% since late 1998. However, many of these units have been employed on assignments where technical specifications have allowed competition from less sophisticated units. Thus average day rates have been negatively influenced by the softness in the lower end of the market.

4.2.5 Governmental Regulation and Environmental Matters

          Our operations have been, are and will continue to be, subject to numerous international conventions and national, state and local laws and regulations relating to, among other things, the protection of the environment, health, safety and security requirements, taxes, labour and wage standards and other requirements.

          These laws also require us to obtain permits for some of our operations from governmental authorities. These authorities can modify or revoke our permits and can enforce compliance through fines and injunctions. We do not believe that we will need to make any material expenditures in connection with any violations of our permits. The operation of the rigs may involve the use and disposal of materials that are or may be classified as hazardous substances. Environmental laws and regulations applicable to the locations in which the rigs are or will be operated may be stringent. We cannot predict the extent to which our future cash flow and earnings may be affected by mandatory compliance with any new legislation or regulations.

          The laws, regulations and licensing policies of the various jurisdictions in which our rigs currently and will operate for the exploration for and development of oil and gas reserves could impact the rate of development of oil and gas fields, which in turn would affect the demand for our rigs and thus our results of operations and financial condition. The offshore drilling and floating production industry, of which we are a part, is dependent on demand for services from the oil and gas exploration industry and, accordingly, is impacted by changing taxes, regulations and other laws or policies affecting the oil and gas industry generally.

4.3. Organizational Structure

          The Ocean Rig group comprises Ocean Rig ASA and its subsidiaries, all of which are wholly owned, directly or indirectly. The following diagram illustrates our current corporate structure (percentage ownership indicated for each subsidiary):

     The following table sets forth the place of incorporation and primary activity of each company in our group:

Company	Place of	Primary activity as of
Name	Incorporation	January 2005
Ocean Rig ASA	Norway	Listed parent company , group financing and other corporate activities

Ocean Rig AS	Norway	Support functions and provision of personnel/ crew

Ocean Rig UK Ltd.	U.K.	Provision of UK personnel/ crew

Ocean Rig Norway AS	Norway	Financing of Leiv Eiriksson and Eirik Raude

Ocean Rig Angola AS	Norway	Currently inactive

Ocean Rig 1 AS	Norway	Ownership and operation of Leiv Eiriksson

Ocean Rig 2 AS	Norway	Ownership and operation of Eirik Raude

Ocean Rig Canada Inc.	Nova Scotia, Canada	Currently inactive

4.4 Property, Plants and Equipment

We own 100% of Leiv Eiriksson and Eirik Raude which comprise virtually all of our tangible property, plant and equipment. The two rigs had a combined book value at December 31, 2004 of USD 1,070.5 million or 99.9% of total fixed assets in our balance sheet.

Our principal offices and base offices in Stavanger, Bergen, Hammerfest, Norway and in Luanda, Angola are leased premises. We believe that the leased properties are adequate for our present activities and likely to meet our needs for the foreseeable future.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.1 General

     This section should be read in conjunction with our financial accounts included in this annual report. Unless otherwise indicated, all financial information in this annual report has been prepared in accordance with Norwegian GAAP.

     The following information contains forward-looking statements. These forward-looking statements should be read in conjunction with the cautionary discussion relating to forward-looking statements found in the section entitled “Notice Regarding Forwarding-Looking Statements” and in Item 3, “Key Information — Risk Factors”.

5.2 Overview

     From inception in 1996, our main activity was the design, engineering, construction and outfitting of initially four 5th generation semi -submersible deepwater harsh environment drilling rigs based on the proprietary Bingo 9000 design. The four units were built at a construction yard in Dalian, China. On completion in 1998, two units were shipped to a yard in Pascagoula, Mississippi for outfitting. One unit was completed in late 2001 while the second unit was transferred to a yard in Halifax, Canada, for completion and delivery in late 2002. The two remaining baredecks were laid up in China and were sold in March 2002.

     As Leiv Eiriksson (owned by Ocean Rig 1 AS) began drilling operations in February 2002 and our second rig, Eirik Raude (owned by Ocean Rig 2 AS), was completed and commenced operations in November 2002, 2003 was the first full year in which we received revenues from the operation of rig drilling activities. Since completion and delivery, Leiv Eiriksson has operated offshore Angola for ExxonMobil, Chevron, BP and TotalFinaElf. Eirik Raude has operated off the east coast of Canada for EnCana Corporation, PetroCanada and Imperial, offshore Cuba for Repsol, offshore the Shetlands for BG International and now operates offshore Norway for Statoil and Norsk Hydro. .

     During the first years of operation, we focused on optimizing the operational performance of our rigs to ensure the best possible technical performance and to maximize earnings efficiency while on contract. The technical capabilities of our rigs were proven in harsh conditions off the East coast of Canada and the rigs have reached a high level of operational performance and safety standards recognized by our clients and government authorities in the regions where our rigs have operated.

The Company’s HES&Q (Health, Environment, Safety and Quality) record shows three lost time accidents experienced on Eirik Raude and three lost time accidents experienced on Leiv Eiriksson with no long term disability registered during 2004. Three minor spills were registered for Leiv Eiriksson and no spills were registered for Eirik Raude in 2004. None of the spills from Leiv Eiriksson had any adverse effect on the environment. In early 2005, three spills were registered from Eirik Raude. Two of the spills were minor spills as defined by the Norwegian State Pollution Control (NPSPC), and had no adverse effect on the environment. The third spill was a consequence of a hydraulic hose that ruptured and resulted in a spill of a limited volume of hydraulic fluid into the sea. It is not believed that the spill had any significant impact on the environment. It was politically sensitive in Norway because of the high environmental focus in the Barents Sea. A thorough investigation of these incidents has been completed and measures have been implemented in order to reduce the possibility of further spills.

     The rigs are designed and equipped to restrict pollution to a low level and well within the limits that are stipulated internationally and for the continental shelves of the various countries in which we operate. Quality assurance procedures are in place to reduce the risk of pollutant emissions.

     In addition to the above, in order to further monitor and improve the total service quality of our business, Ocean Rig has developed a set of Key Performance Indicators (KPI’s) with specific acceptance criteria defined for our operations. These KPI’s represent the main elements of our HES&Q Management System, but also considers operational efficiency/earning efficiency and environmental aspects. The KPI’s are tracked and reviewed on a monthly basis by the Rig Management and Senior Management onshore. Any elements of failure in the preceding period are identified and assessed in detail as part of this monthly review, and necessary mitigating measures are identified and initiated from Senior Management throughout the organization.

     Our ongoing focus is on improving our service quality as measured through the KPI’s. Our operational performance has reached a high level as can be seen from the table below showing development in our earnings efficiency when on hire (achieved revenues compared to highest possible revenue according to contracts):

	2002				2003				2004
%	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Leiv Eiriksson	88	93	99	91	82	91	95	90	97	—	98	100
Eirik Raude	—	—	—	72	82	85	99	97	100	80	99	100

     The offshore drilling market was difficult during 2003 and the beginning of 2004, resulting in loss of revenue from off-hire periods between contracts. For Eirik Raude, we also lost revenue as a result of a 2 month yard stay in late 2004 to upgrade the rig for Barents Sea operation.

     The market conditions for offshore units have improved significantly over the last 6 – 12 months. Demand for drilling services has increased as oil companies have increased their offshore exploration and development activity. In particular, the market segment for high specification ultra-deep water units has strengthened significantly with day rates reaching record levels. See Item 5.9 for further detail on market development.

     The Leiv Eiriksson is currently operating offshore Angola (and may soon operate offshore Congo) for Total under a six well contract. This contract, which is expected to continue through the end of 2005, had a corresponding contract value of $68 million at its inception. Total has an option, with a contract value at its inception of $130 million, to engage the Leiv Eiriksson for one additional year which must be exercised by September 1, 2005; however, the option is non-exclusive – that is, we may contract the Leiv Eiriksson to another company at any time during the option period so long as Total has not yet exercised its option..

     The Eirik Raude is operating in the Barents Sea and the North Sea for Statoil and Norsk Hydro under a contract with Statoil, expected to continue until January 2006. This contract, which commenced in the fourth quarter of 2004, had a corresponding contract value of $105 million at its inception.

     Over the years, we have carried out a large number of financial transactions to finance the construction of the rigs and to ensure adequate working capital. In June 2004, we issued a 3 year NOK 104.9 million convertible loan with a strike price of NOK 19 and a 7 % coupon.

At the same time, a USD 20.5 million short term bridge loan with 14% interest and maturing in February 2005, was placed with institutional investors. In October we raised NOK 630 million and USD 10 million in unsecured bond financing at 11% interest and with a 5 year maturity in order to prepay loans with short maturities and further improve working capital.

     At December 31, 2004, we had approximately USD 44.1 million in cash and cash equivalents. Based on the company’s projected cashflow, Ocean Rig will not be required to raise new debt or refinance its existing debt during 2005.

5.3 Operating Results

     Year ended December 31, 2004 Compared to Year ended December 31, 2003

     Ocean Rig’s average day rate while on hire in 2004 was 185,000 per day compared to USD 146,000 per day in 2003. During 2004 the Company’s strong focus on operational efficiency has resulted in an average earning efficiency (when on hire) for the company of 95.8 % compared to 91.0 % in 2003.

     Operating revenue in 2004 was USD 88.6 million compared to USD 103.0 million in 2003. In 2004, full day rate revenue for Eirik Raude has been recognized from May 11, 2004, the date of termination of the bareboat charter to East Coast Drilling Partnership. Until May 11, only the bareboat charter was recognized as revenue in Ocean Rig’s accounts while crew and other operating costs for Eirik Raude were recorded through the East Coast Drilling partnership. Despite this recognition of full day rate revenue from May 11, operating revenue was reduced by 14 % from 2003 to 2004, resulting mainly from off-hire periods in 2004 for both rigs.

     The company’s operating cost was affected by non-recurring relocation costs associated with moving Eirik Raude from Canada to Norway. The increase in operating cost was also due to relocation of the base office from Canada to Norway. An accrual for social tax on the Company’s option program totalling $ 3.4 million resulted from the increase in stock price from NOK 14.50 to NOK 28.50 during 2004.

     The net loss for the year amounted to $ -102.3 million compared to $ -212.9 million in 2003 while the operating loss for the year amounted to $ -40.2 million compared to $ -183.1 million in 2003. EBITDA was $ 22.2 million in 2004 compared to $ 50.0 million in 2003. The 2003 figures include a write-down of $ 183.7 million related to an impairment charge on the Company’s drilling rig Eirik Raude, and $ 8.0 million in exploration expenses related to the Weymouth well, in which we had a participating interest. In 2004, exploration costs totalling $ 14.3 million were expensed.

     Interest expense in 2004 amounted to USD 46.8 million compared to USD 42.0 million in 2003. The increased amount is due to the higher level of debt and increasing interest rate on the company’s floating rate debt which by year end 2004 accounted for 38% of the company’s total interest bearing debt.

     All revenues are in US dollars while expenses are in US dollars and NOK. Almost all of our assets are denominated in US dollars while a portion of our debt is denominated in NOK. As a result, we are exposed to fluctuations in USD/NOK currency exchange rates. We operationally hedge part of our NOK exposure through forward contracts based on a stop loss policy. These contracts do not qualify for hedge accounting.

     The net foreign-exchange result in 2004 was $ -7.6 million compared to $ 21.7 million for 2003. Due to a weakening US dollar versus Norwegian kroner during 2004, we have recognized a foreign exchange loss related to NOK denominated debt.

     The net foreign exchange result was also affected by an increased proportion of costs and associated liabilities in NOK related to the relocation of Eirik Raude to Norway in the second half 2004.

     The adverse effect on the capital structure from our net loss was partly offset by increased equity resulting from the successful efforts to convert debt to equity. A total of NOK 563.1 million of the mandatory convertible bonds issued in 2002 was converted to equity during the year. Further, NOK 63.7 million of the 7% convertible bonds issued in June 2004, was converted to shares in October and December. As a result, total convertible debt was reduced by NOK 626.8 million (USD 102.6 million) during the year and equity increased by a corresponding amount less associated cost. At year end 2004, 83,506,423 shares were outstanding compared to 64,015,214 at year end 2003.

     We raised new debt during the year to refinance short term maturities and to fund working capital requirements, with net proceeds amounting to USD 136 million resulting in the company’s gross interest bearing debt (all external bonds, notes and loans excluding the Mandatory Convertible Bonds) increasing from $ 512.1 million to $ 593.5 million. However at year end, our overall debt (bonds, notes and loans) only increased from $ 592.9 million in 2003 to $ 595.3 million in 2004 as a result of the conversions of debt to equity. Approximately 38% of our debt at year end was subject to interest rate risk while the balance had fixed interest cost. All financial covenants, as amended, were satisfied throughout the year.

     The consolidated equity as a percentage of total assets was 43% at year end 2004 compared to 45% at year end 2003.

     As a result of the stronger market for drilling services, valuations of our two rigs –Leiv Eiriksson and Eirik Raude-have increased significantly over the year. For debt covenant purposes, we obtain valuations for the rigs on a regular basis from two independent brokers. Even though the most recent broker valuations received have shown a major increase in 2004, the values are lower than the book values of the rigs as of December 31, 2004. Our view is that, in the absence of any sale of a comparable rig for a substantial period of time, these estimates do not reflect the present earnings potential of the rigs as demonstrated by recent contracts. We also believe that the new-build price for comparable rigs would have increased significantly over recent years due to higher prices for materials, increases in the US dollar value for equipment denominated in EUROS and the current high backlog at shipyards. Based on the year end share price and USD exchange rate, our enterprise value was approximately USD 1,012 million. As of March 29, 2005, the enterprise value is approximately USD 1,128 million based on the current share price and USD exchange rate. Our two rigs had a combined book value at December 31, 2004 of USD 1,070.5 million, corresponding to 99.9% of total fixed assets in our balance sheet.

     Year ended December 31, 2003 Compared to Year ended December 31, 2002

     In 2003 we had a loss after tax of USD 212.9 million, including a write down of one of the Company’s drilling rigs Eirik Raude of USD 183.7 million. The comparable result for 2002 was a profit of USD 67.4 million, including a net foreign exchange gain of USD 114.0 million.

     Operating revenue in 2003 was USD 103.0 million compared to USD 68.6 million in 2002.

     In 2003 Leiv Eiriksson was operating throughout the year versus 10.5 months in 2002. Eirik Raude operated 12 months in 2003 versus only 2 months in 2002. From the start of its operations Eirik Raude has been leased to East Coast Drilling Partnership on a bareboat charter. The bareboat charter was recorded as operating revenue.

Operational costs related to Eirik Raude were not recorded in our books in 2003 as the rig was bareboat chartered to East Coast Drilling Partnership throughout the year, while 2002 reflected salary cost and other operating cost for Eirik Raude prior to completion of construction. Operating expenses in 2003, including the write down, amounted to USD 286.1 million. In 2002 operating expenses were USD 89.7 million.

     Our costs related to the participation in the Weymouth A-45 deep water exploration well offshore Nova Scotia were temporarily capitalized during 2003 pending evaluation of possible discoveries of oil and gas reserves. In May 2004, we announced that the Weymouth well was unsuccessful. Our share of the costs was USD 22.3 million of which USD 8.0 million, incurred at December 31, 2003, was expensed in 2003 (reference is made to Note 3 to the financial accounts).

     The Company’s cash on hand and long-term loans are mainly denominated in USD. This resulted in a net foreign exchange gain of USD 21.7 million in 2003 compared to USD 114.0 million in 2002 reflecting that NOK was the functional currency during these periods. Other financial costs amounted to USD 51.9 million, of which USD 7.9 million was related to non cash items. In 2002 total financial expense excluding foreign currency losses amounted to USD 28.1 million, of which USD 5.3 million was related to non cash items. The increase in interest expenses in 2003 is mainly attributable to the fact that in 2002 USD 39.8 million of interest expenses were capitalized during the construction of Eirik Raude. The Company’s revenue is mainly denominated in USD, and as such the Company has been exposed to currency fluctuation between USD and NOK. But also a significant portion of the cost is denominated in USD, and as such this reduced the currency fluctuation exposure. However the most significant issues relating to our currency fluctuation exposure have during 2003 been our debt denominated in USD.

5.4 Capital Resources and liquidity

5.4.1 Cash flow development 2002 – 2004

     Cash flow from operating activities: Our first rig, Leiv Eiriksson began drilling operations in February 2002 and our second rig, Eirik Raude, was completed and commenced operations in November 2002. Accordingly, 2003 was the first full year in which the Company received revenues from the operation of rig drilling activities. As can be seen from our Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004, our cash flow from operations reflects a use of cash of USD 20.2 million in 2002 while the rigs were still under construction and positive cash flow of USD 7.6 million in 2003 while the rigs were in operation. However, in 2004 our cash used in operations was USD -6.0 million, mainly as a result of five months of off hire between contracts for Leiv Eiriksson and a two months yard stay for Eirik Raude during that year.

     Cash flow from investing activities: Cash used for investments was USD 183.8 million, USD 20.3 million and USD 41.6 million for the years ended 2002, 2003 and 2004 respectively. The construction of our rigs was completed in 2002, with substantial payments (USD 273.2 million) to building contracts during that year. In 2003, payments related to rig investments amounted to USD 8.7 million. In addition, USD 8.0 million was invested in the Weymouth well in 2003. In 2004, a further USD 14.3 million was invested in the Weymouth well and in addition, we invested USD 22.9 million in the upgrade of Eirik Raude in preparation for the Barents Sea operation, resulting in a higher cash outflow from investment in that year compared to 2003.

     Cash flow from financing activities: Cash provided by financing activities was USD 200.6 million, USD 9.1 million and USD 74.3 million for 2002, 2003 and 2004 respectively. The construction of our rigs was financed through the placement of debt and equity securities, the incurrence of indebtedness and financial income generated from cash and cash equivalents. In 2002 the amount of net proceeds from issuance of debt was USD 119.4 million and equity was USD 81.3 million. In 2003, new funding required to finance our participation in the Weymouth well was raised through issuance of equity of USD 18.8 million, while approximately 14.1 million of debt was repaid. In 2004, net proceeds from new debt amounted to USD 136.2 million of which USD 62.1 million was used to repay existing debt and the balance was used to finance further investment in the Weymouth well and the upgrade of Eirik Raude, as well as to compensate for loss of revenue from off hire periods.

5.4.2 Debt portfolio

The Company’s financial indebtedness as of December 31, 2004 includes:

Outstanding Debt Obligations and Commitments as of December 31, 2004

Facility	Principal Amount Outstanding	Maturity Date

1998/ 2008 Notes	$225 million	June 1, 2008
1998/ 2008 Loans	$125 million	June 1, 2008
2002/ 2008 Fortis facility	$99.25 million	Feb 28, 2008
Zero Coupon Mandatory Convertible Bonds 2002/ 2005	NOK 11.5 million ($1.9 million)	August 22, 2005
13% convertible bonds 2000/ 2005	NOK 51 million ($8.4 million)	May 25, 2005
11% convertible bonds 2000/ 2005	NOK 88.5 million ($14.7 million)	May 25, 2005
7% Convertible bonds 2004/ 2007	NOK 41.2 million ($ 6.8 million)	June 26, 2007
11% Callable bonds 2004/ 2009	NOK 630 million ($104.3 million)	October 15, 2009
11% Callable bonds 2004/ 2009	USD 10 million	October 15, 2009

     The 1998/2008 Notes and Loans

     USD 225 million 10 1/4% senior secured notes due 2008 (the “Notes”), and the USD 125 million floating rate senior secured loans due 2008 (the “Loans”) was issued in 1998. Ocean Rig’s subsidiary, Ocean Rig Norway AS, which issued the Notes and incurred the Loans, is subject to the terms of the indenture under which the Notes were issued and the credit agreement pursuant to which the Loans were made. Such agreements place limitations on the use of funds held by Ocean Rig Norway AS, Ocean Rig 1 AS and Ocean Rig 2 AS. All interest payments due have been made according to the terms of the agreements.

     The 13% and 11% Convertible Bonds 2000/ 2005

     We issued NOK 200 million (USD 21.9 million at historical exchange rates) 13% unsecured subordinated convertible bonds due 2005 (the “13% Convertible Bonds”) in May/June 2000, and NOK 300 million (USD 32.8 million at historical exchange rates) 11% unsecured subordinated convertible bonds due 2005 (the 11% Convertible Bonds) in October 2000. The conversion price for the 13% Convertible Bonds and the 11% Convertible Bond is NOK 228.3 per share and NOK 244.5 per share, respectively.

     In August and September 2002, NOK 66.0 million and NOK 41.0 million of the 13% and 11% Convertible Bonds, respectively, were voluntarily redeemed and prepaid in exchange for a corresponding participation in our new Mandatory Convertible Bond (described below). In October 2004, a further NOK 83 mill and NOK 170.5 mill of the 13% and 11% Convertible Bonds, respectively, were voluntarily redeemed and prepaid in exchange for a corresponding participation in our new 11% Bonds (described below). The combined outstanding amount under the 13% and 11% Convertible Bonds as of December 31, 2004 was NOK 139.5 million (USD 23.1 million), The 13% and 11% Convertible Bonds mature on May 25, 2005. All interest payments due have been made according to the terms of the agreements.

     The 2002/2008 Fortis Facility

     USD 99.25 million floating rate senior secured credit facility with Fortis Bank (Nederland) N.V. and Nordea Bank Norge ASA (the “Fortis Facility”) was made available for drawdown in June 2002, pursuant to a loan agreement entered into by Ocean Rig 2 AS in November 2001, as amended, for the purpose of refinancing a previous credit facility entered into in 2001. The Company has negotiated several amendments to (including an amendment in May 2004) and temporary waivers of certain covenants and requirements under the Fortis Facility, see Note 9 to the Financial accounts, however no waivers are currently in effect. The Company reports compliance with covenants under this facility on a quarterly basis and failure to comply with such covenants, or to secure adequate waivers of the various covenants, could cause an event of default which could lead to acceleration of the principal amount of this facility. As of December 31, 2004 the Company was in compliance with all covenants and all interest payments due have been made according to the terms of the agreement.

     The Zero Coupon Mandatory Convertible Bonds 2002/ 2005

     We issued NOK 669.5 million (USD 88.1 million at historical exchange rates) zero coupon unsecured mandatory convertible bonds (the “Mandatory Convertible Bonds”) in August 2002 with the right for both the investors (at any time) and the borrower (on maturity date only) to convert the bonds to shares in us at NOK 3.50 per share (NOK 35 per share after the inverse share split 10:1 in May 2003). For each of the 191.1 million bonds (19.1 million bonds after the inverse split), we issued one conditional warrant providing the investor the right, under certain conditions, to acquire on or before November 1, 2002, one share at NOK 1 per share. The warrants were exercised in late October 2002.

     Subsequently, several investors have individually converted their bonds into shares at NOK 3.50 per share prior to the inverse split 10:1 of shares in May 2003 and at NOK 35 per share thereafter. In addition, the Company offered a collective conversion into shares at NOK 35 per share in November 2004 in exchange for a 1% conversion fee. As of December 31, 2004, a total of NOK 658.0 million had been converted into 18,800,000 shares in a series of conversions. The outstanding amount of mandatory convertible bonds on December 31, 2004 was NOK 11.5 million (USD 1.9 million).

     The 7% Convertible Bonds 2004/ 2007

     We issued NOK 104.9 million (USD 15.2 million at historical exchange rates) 7% unsecured convertible bonds in June 2004. The conversion price is NOK 19 per share. In October and December 2004, 60.7% or a total of NOK 63.7 million were converted into 3,352,631 shares.

     As of December 31, 2004 the outstanding amount was NOK 41.2 million (USD 6.8 million). No interest payment has yet become due.

     The 11% Callable Bonds 2004/ 2009

     We issued NOK 630 million 11% (tranche 1 – USD 93.7 million at historical exchange rates) and USD 10 million 11% (tranche 2) senior unsecured bonds in October 2004 to refinance short term debt maturities and improve working capital. The bonds are callable at 103% up to October 15, 2005 and at 102.5% up to May 15, 2006. After repayment of short term debts, the transactions provided us with new liquidity of NOK 284.4 million (USD 42.3 million at historical exchange rates). No interest payment has yet become due.

     Repayments

     During 2004, we repaid the USD 4 million short term bonds in August and a USD 20.5 million bridge loan in October in addition to the redemption of NOK 253.5 million of 13% and 11% Convertible Bonds as a result of the issuance of the new 11% Bonds.

5.4.3 Issuance of Shares

     During 2004, the Company did not raise capital in the equity market. However, during the year, exercise of options and several conversions of convertible bonds to shares took place (all figures in the following table are in Norwegian kroner):

				Mandatory	7%	Conver
		Number of	Share capital	Convertible	Convertible	sion
		shares	(NOK)	Bond (NOK)	Bond (NOK)	price (NOK)

Loan balance December 31, 2003				574,553,000	104,900,000

Debt conversions:	4-Feb-04	200,314	2,003,140	(7,011,000)		35.00
	4-Feb-04	500,285	5,002,850	(17,510,000)		35.00
	14-Aug-04	28,284	282,840	(990,000)		35.00
	21-Sep-04	1,000,000	10,000,000	(35,000,000)		35.00
	6-Oct-04	368,421	3,684,210		(7,000,000)	19.00
	1-Nov-04	992,200	9,922,000	(34,727,000)		35.00
	19-Nov-04	13,367,495	133,674,950	(467,863,000)		35.00
	7-Dec-04	2,168,421	21,684,210		(41,200,000)	19.00
	7-Dec-04	815,789	8,157,890		(15,500,000)	19.00

Bond balance December 31, 2004				11,452,000	41,200,000

Exercise of options:	23-Feb-04	20,000	200,000

	29-Mar-04	30,000	300,000
		50,000	500,000

Total change in 2004		19,491,209	194,912,090

     In January 2005, the Company issued 2,555,000 shares at an average NOK 15 per share and further 851,303 shares at NOK 28.565 per share in connection with the exercise of options held by members of the Board and Management. See Note 19 to our consolidated accounts for details of the option program for Board Directors and Management.

5.4.4 Future capital needs

     Assuming both rigs are on contract for the entire year of 2005 at day rates already contracted and operational performance is at the same level as the 2004 actual performance, the Company believes that revenues for 2005 will provide sufficient cash flow for working capital (including payment of all interest costs and repayment of maturing debt) and budgeted capital expenditure.

     With cash and cash equivalents amounting to USD 44.1 million at the end of 2004 and based on the projected cash flows incorporating the assumptions above, the Company will not be required to raise new debt or refinance its existing debt during 2005. However, we may elect to refinance the Company’s debt if we identify opportunities to refinance on substantially improved terms.

We have announced the appointment of financial advisors to review options for refinancing of the Company’s outstanding debt. We hope to conclude the refinancing during the second quarter of 2005.

     See also Note 23 – Subsequent Events and Note 24 — Liquidity to our consolidated accounts.

5.5 Related-Party Transactions

     Reference is made to Item 7.2.

5.6 Research and Development, Patents and Licenses

     Although we purchased the right to use the Bingo rig design for our rigs, neither we nor the company from whom we bought those rights has secured or applied for any patents or other intellectual property protection relating to the design. See Item 3, “Key Information—Risk Factors”.

5.7. Trend Information

     The market for offshore drilling and related services is primarily driven by investments in wells for exploration, development and production of oil and gas, and by the supply of capable drilling units. The investment levels depend on the oil companies’ cash flows and revenues, the quality of their license portfolio and prospective acreage becoming available for exploration and development. In addition existing and forecasted oil and gas prices influence the investment in offshore drilling. These criteria are in turn affected by various political and economic factors beyond the control of the petroleum companies. Among these factors are global reserves and production levels, government policies, political stability in the oil producing countries, etc.

     The offshore drilling market is cyclical and volatile. During 2004, as a consequence of strong economic development in China and India, an improving global economy, coupled with uncertainties relating to supplies from Iraq, there has been a strong increase in oil demand, with the rig market showing healthy development across all sectors. Oil prices have remained high since late 2003 creating large cash flows for the major oil companies.

     It is important to emphasize that market development within the respective segments of the offshore drilling industry is not uniform. The utilization and day rate levels for ultra-deepwater drilling units has been relatively firm and consistent during the last 5 years, while considerable variations have been observed within other segments such as for shallow water drilling in the Gulf of Mexico and the intermediate semi-submersible rig market.

     The fundamental parameters have been strengthened during the last eighteen months. World oil demand increased by 20%, from 68.6 million barrels to 82.5 million barrels, in the period 1994 to 2004. World demand for gas has increased 24% since 1992 to more than 2,500 billion scm3 in 2002. According to IEA, the world will be using 89 million barrels of oil in 2010 and world gas demand is expected to increase to more than 3,300 billion scm3. In their May 2005 report IEA forecasts a 2.2% growth in world oil demand during 2005, compared to the impressive 3.5% growth experienced in 2004. The reduction in growth rate is mainly attributed to high oil prices and the interrelated effects on world economic growth. Except for the period 1979-1982, demand has grown every year since 1971. This, combined with a very moderate growth in production capacity has almost eliminated the world’s production buffer. On top of this many fields in the OECD area will start to decline in coming years. This will leave the world even more dependent on a few Middle East producers.

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

5.8 Investments in Exploration and Development

     Analysts such as IEA, CGES and DOE anticipate continued growth in oil consumption over the next 10 years, while on the supply side a number of fields and provinces suffer from declining output from aging oil fields. The rate of recovery (i.e., percentage exploitation of each field) has improved significantly and has increased demand for drilling and other oil-related services. At the same time, new discoveries represented a smaller portion of total consumption (according to BP Statistical Review). This suggests that high activity levels will continue; at least, in the near-term across the entire life cycle of oil and gas developments.

     Growth in demand for ultra-deepwater exploration and production, which is our main market, is expected to be much higher than for the industry in general. During the last couple of years the world’s deepwater reserves have more than doubled.

     According to the World Deepwater Report 2003-2007 by Douglas-Westwood, deepwater investments in the period 2003 – 2007 will be USD billion 57.9 compared to USD billion 25.6 in the period 1998 – 2002. Production from shallow water regions is now in serious decline.

5.9 Market for Drilling Rigs for Deepwater Drilling

     Drilling at water depths exceeding 400 feet normally requires the use of semi-submersible rigs or drillships. Water depths between 3,000 and 10,000 feet are termed extreme depths and drilling operations at the deeper water depths are pushing the limits of existing technology.

5.9.1 Semi-submersible drilling rigs

     Semi-submersible drilling rigs are floating platforms, which feature a ballasting system that can lower parts of the hull to a predetermined depth (typically 50 — 80 feet). This reduces the rig’s exposure to wave impacts and increases their stability and improves their motion characteristics. Semi-submersible rigs retain their position above the wellhead either by means of a conventional mooring system, consisting of anchors and chains, or cables, or by a computerized Dynamic Positioning system (“DP system”).

5.9.2 Drillships

     Drillships are ships with on-board propulsion machinery, often constructed for drilling in deep water. They are based on conventional ship hulls, but have certain modifications. Drilling operations are conducted through openings in the hull (“moon pools”). Drillships normally have greater mobility and a higher load carrying capacity than semi-submersible rigs, but are less stable in harsh conditions. Drillships are well suited to offshore drilling in remote areas due to their mobility and high load carrying capacity. Like semi-submersible rigs, drillships can be equipped with conventional mooring systems or DP systems.

Market segment	Water depth	Rig type
Shallow water	less than 400 feet	Jack-ups
Intermediate water	300-3,000 feet	Second and third generation semi-submersible rigs and drillships,
Deepwater	3,000-7,000 feet	Second, third, fourth and fifth generation semi-submersible rigs and drillships, including DP
Ultra-deepwater	greater than 7,000 feet	Fifth generation DP semi-submersible rigs and DP drillships

     The worldwide fleet of mobile drilling rigs totals 585 units. Leaving aside the 366 jack-ups (most of which are only capable of drilling in water depths between 150 and 300 feet) there are 202 floating rigs. There are a total of 164 (working and idle) semi submersibles and 38 (working and idle) drillships in the world today.

5.9.3 Supply and Demand for Deepwater Rigs

     During recent years, developments in the market have been positive for suppliers of rigs, equipment and services. Despite setbacks in certain segments, the overall trend in offshore drilling has been favourable in the last two years. Offshore drilling activity has picked up and rig availability has tightened, resulting in increasing rates and prices. The current drilling plans of the oil and gas companies supported by oil service companies indicate a concern for rig availability, particularly in deepwater. Seismic tendering activity has increased, reflecting a shift in supply to West Africa, Brazil and Canada. The industry is also experiencing an increasing demand in the North Sea/ Atlantic Margin area.

     The fleet of semi-submersibles and drillships operating at deepwater depths (greater than 3,000 feet) consists of 89 units including newbuilds and conversions. According to Fearnley Offshore there are currently 26 units, including two newbuilds and two recently commissioned conversions capable of drilling at depths greater than 7,000 feet, including our two rigs. Some of these units have been employed on assignments where technical specifications have allowed competition from less sophisticated units. Thus average day rates have been negatively influenced by the softness in the lower end of the market.

5.9.4 Utilization rates for rigs

     According to Fearnley Offshore’s May 2005 market report, overall utilization for semi-submersible rigs is approximately 91%, and the corresponding figure for drillships is somewhat lower at 84%. The average utilization rate for the deepwater segment has stayed above 96% since late 1998. The current utilization rate for rigs in the segment of the deep water market in which we operate (ultra-deepwater and/or harsh environments), is close to 100%.

     The outlook for the deepwater drilling segment is based on the expected level of exploration and development activity for deepwater oil and gas fields, which, in turn, is affected by oil and gas companies’ revenues and ability to invest in exploration and development activities.

Key elements for deepwater drilling are:

•	New technologies including deepwater drilling units, has opened up the deepwater reserve base for exploration.

•	A great deal of previously unexplored acreage has become accessible, and the success rate of deepwater exploration drilling is higher than that at other depths. As a consequence, exploration costs per barrel of oil equivalents found are generally lower at deepwater levels than at other levels.

•	At more moderate depths the giant finds are few and far between while in deepwater the expectations are that there are many large oil accumulations to be found.

     These elements combine to direct resources toward deepwater activities, and demand for deepwater rigs and drillships is expected to increase as exploration and development activities increase.

     Projected Market Supply and Demand for Deep Water Drilling Units

5.9.5 Development of day rates for semi-submersible rigs

     We believe that day rates for ultra-deepwater semi-submersibles look very promising for 2006 and beyond. As of April 30, 2005, new contracts have been secured at day rates in the range of USD 245,000 to USD 305,000 for work during 2005 which is significantly higher than in previous years. Fixtures for units capable of drilling in water depths of up to 2,000 meters in the West-African region, are currently in the range of USD 225,000 to USD 305,000 per day. Day rates for rigs capable of operating in the ultra-deepwater segment are typically now ranging from USD 200,000 to USD 270,000 in the Gulf of Mexico, and are expected to exceed USD 300,000. During the first half of 2005, we expect to see day rates well in excess of USD 300,000, in a number of offshore areas, and for longer term contracts.

5.10 Marketing Strategy

     We have positioned ourselves to take advantage of opportunities to employ our rigs at the highest possible market rates and in the areas where we can leverage the benefits of the technical capabilities of our rigs. We have also targeted appropriate contract lengths, in order to be in a position to secure the most beneficial term in line with our expectations of the developments in the market. As a result, we have remained on short term contracts with Leiv Eiriksson in Angola, as the longer term programs which came to the market in the recent past, did not present the opportunity for us to obtain high quality day rates.

     The Leiv Eiriksson has remained in Angola, West Africa to exploit opportunities in ultra-deep water depths where the rig’s deep water rating, its large load carrying capacity and its dynamic positioning capability have been desirable for clients undertaking exploration work in such water depths.

     With Eirik Raude, we saw the opportunity to maximize benefit by obtaining work in the North Sea and Norway, where the rig’s harsh weather experience from Canada and its compliance with the current requirements for operations in Norway, presented the opportunity to contract the rig through 2005 on good day rates. The prospects for this work opened up, as interest in opportunities offshore Eastern Canada waned.

     Nevertheless, we cannot guarantee that we will be successful in obtaining day rates at the levels stated above. In addition, the extremes of day rates have been associated with short-term contracts, or for single wells, with the potential consequent effect of time off- hire, between contracts.

Off Balance Sheet Arrangements

     None.

5.12 Tabular Disclosure of Contractual Obligations

     As of December 31, 2004, the Company had the following contractual obligations:

		Payments due by Period
		Less than			More than 5
Contractual Obligations	Total	1 year	1 – 3 years	3 – 5 years	years
	USD	USD	USD	USD	USD
		(amounts in thousands)
Notes and Loans	449,250	—	—	449,250	—
Convertible loans	29,922	23,100	6,822	—	—
Mandatory convertible bond (1)	1,896	1,896	—	—	—
Callable loans	114,322			114,322	—
Operating leases	1,113	649	349	115	—

Total	596,503	25,645	7,171	563,687	—

(1)	The Mandatory convertible bonds are shown gross of the unamortized balances for warrants and conversion rights. See Note 10, Long term bonds, for further information.

     Certain of the notes and loans included in the table are subject to covenants requirements. If there is an event of default with respect to these covenants, the holders of these debt instruments could elect to declare all debts to be due and payable together with accrued and unpaid interest. As a result, we could be forced into bankruptcy or liquidation.

5.13 The Application of Critical Accounting Policies

     Financial Reporting Release No. 60, which was released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial accounts. Note 1 of the Notes to Financial accounts includes a summary of the accounting policies and methods used in the preparation of our consolidated accounts. The following is a brief discussion of the more significant accounting policies and methods that we use, which are based on Norwegian GAAP.

5.13.1 General

     The preparation of financial accounts in conformity with generally accepted accounting policies in Norway requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial accounts and the reported amounts of revenues and expenses during the reporting periods. We evaluate these estimates on an ongoing basis, utilizing historical experience, consultation with experts and other methods we consider reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates. The most significant estimates and the assumptions relate to our fixed assets balances and to revenue and expense recognition.

5.13.2 Revenue and expense recognition

     The substantial majority of our revenues are derived from contracts including day rate based compensation for drilling operation, fixed price mobilization fees and investment contributions. Revenues from day rate based compensation for drilling operation are recognised in the period during which the services are rendered and at the rates established in the contracts.

Mobilization fees and investment contributions is recognized over the estimated duration of the drilling contract. Incremental cost of mobilization is deferred and recognized over the estimated duration of the drilling contracts. To the extent that cost exceeds revenue to be recognized, it is expensed as incurred. Demobilization fees and expenses are recognized over the demobilization period. Investments are depreciated over the estimated useful lives of the asset. Other operating expenses are recorded when incurred.

5.13.3 Fixed Assets

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

     All fixed assets are evaluated for impairment on the basis of discounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting estimated future cash flows. In determining impairment of fixed assets, management must make significant judgments and estimates to determine if the discounted cash flows generated by those assets are less than their carrying value, including determining the appropriate discount rate to use. The data necessary for the execution of the impairment tests are based on management’s estimates of future cash flows, which require estimating future day rates, utilization rates and profit margins. Assumptions used in these cash flows are consistent with internal forecasts. To support management estimates, market outlook and day rate considerations provided by an independent third party have been used. These considerations are mainly based on oil price in USD per barrel, oil and gas continue to be the prime source of energy and confirmation of expectations of discoveries of oil and gas in the artic. In the first quarter 2003, the Company recorded a write-down of Eirik Raude, based on this analysis.

     To the extent that circumstances change or assumptions used in discounted cash flow calculations change, we could experience additional impairments in the future.

5.13.4 Recent Accounting Pronouncements

     For information on our significant accounting policies, see Note 1 to our accompanying financial accounts.

     Recent US GAAP Accounting Pronouncements

     On December 16, 2004, the financial Accounting Standards Board (FASB) issued FASB Statement No 123 (revised 2004), Share-based Payment, which is a revision of FASB statement No. 123, Accounting for Stock-Based Compensation. Statement 123® also supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees.

     Generally, the approach to accounting for share-based payments in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value. Pro forma disclosure is no longer an alternative to financial statement recognition.

     The company expects to adopt Statement 123(R) no later than the first quarter of 2006. The implementation effects is expected to be similar to those included in the Statement 123 pro forma information included in note 25.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.1 Directors and Senior Management

     The following table sets forth information with respect to the members of our board of directors and the executive officers of our Company as of March 1, 2005. Our directors serve two-year terms. There is no limitation on the number of terms that a director may serve. The executive officers of our Company are appointed by and serve at the discretion of our board of directors:

Name	Age	Position

Geir Aune	46	Executive Chairman of the Board of Directors
Jon R. Aisbitt (1)	48	Deputy Chairman
Bjarne Skeie	60	Director
James F. Skouverøe	60	Director
Morten Borge (2)	57	Director
Roy Mosvold (2)	40	Director
Kai Solberg-Hansen (3)	56	CEO & Managing Director
Thor Kristian Haugnaess	47	President
Christian Mowinckel (3)	51	Interim Managing Director & Vice President – Finance
Dag Eggan (4)	32	Senior Vice President-HES & Q
Willy Tørhaug	55	Senior Vice President-Operations
Robert M. Warrack	59	SeniorVice President-Marketing
Erling Meinich-Bache	39	Senior Vice President-Accounting
Frank Tollefsen (5)	38	Senior Vice President-Technical

(1)	On December 5, 2004 Jon R. Aisbitt was appointed Deputy Chairman of the board.

(2)	Morten Borge and Roy Mosvold resigned from the Board of Directors effective January 31, 2005, due to their participation in a project which could potentially cause a conflict of interest.

(3)	On January 13, 2005 Christian Mowinckel was appointed Interim Managing Director, following the resignation of Kai Solberg-Hansen as CEO and Managing Director. Mr Mowinckel remains Vice President – Finance

(4)	Mr Dag Eggan was appointed Senior Vice President HES&Q following the resignation of Nina Tveita from her position as Senior Vice President HES&Q on January 31, 2004.

(5)	Frank Tollefsen was employed in January 2004 as Senior Vice President – Technical, a new position in the Company.

     Geir Aune joined the board of Ocean Rig ASA on November 21, 2001. He has experience as a field engineer for Schlumberger and in various positions as Managing Director or Chairman of industrial investment companies and offshore/oil service related companies. Mr. Aune has served as Vice Chairman of Wilrig ASA, CEO of NCL Holding ASA and Norwegian Cruise Line and CEO of DSND Subsea AS. Mr. Aune resides in Bærum, Norway. As Executive Chairman of the Board, Mr. Aune serves Ocean Rig on a full-time basis.

     Jon R. Aisbitt was elected as director of the board on May 16, 2003. Mr. Aisbitt was a former partner of Goldman Sachs & Co. and has 20 years experience in international investment banking. On December 5, 2004 Jon R. Aisbitt was appointed Deputy Chairman of the board. He resides in London, United Kingdom.

     Bjarne Skeie has vast experience as a director of various privately and publicly traded companies in Norway. He currently serves as Chairman of the Board of Directors of Skeie Group AS and the publicly traded company Sinvest ASA. Mr. Skeie also serves as a member of the Board of Directors of Baltic Holding ASA and Ecuanor ASA, and as Chairman of the Board of Directors of Skeie Eindom AS. Mr. Skeie holds an engineering degree from Boston College of Engineering and resides in Kristiansand, Norway.

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

     Morten Borge joined the board of Ocean Rig ASA on November 21, 2001. He has experience with Arvid Bergvall AS, Pegasus Ocean Services Ltd., O. Ditlev-Simonsen Jr and Anglo Eastern Management Services Ltd. Mr. Borge has served as Managing Director of Mosvold Shipping AS in Kristiansand, Chairman of Dual Drilling Inc in Dallas, and Chairman and Managing Director of Mosvold Shipping Ltd in Bermuda. He holds an MBA from Mannheim University. Mr. Borge resides in Kristiansand, Norway. Morten Borge resigned from the Board of Directors on January 31, 2005.

     Roy T. Mosvold joined the board of Ocean Rig ASA on November 21, 2001. He has experience from New York and London in shipping (dry cargo, chemicals, tanker and gas), investment and trading. Mr. Mosvold has served as Chairman of Mosvold Shipping Ltd. He is currently involved in his own trading, shipping and investment companies based in London. Mr. Mosvold holds a B.Sc. with a major in Finance and International Business from New York University. He resides in London, UK. Roy Mosvold resigned from the Board of Directors on January 31, 2005.

     Kai Solberg-Hansen has over 25 years of experience in the offshore and maritime sector. Before joining our Company, he was CEO of the Norwegian drilling contractor Northern Offshore ASA. He has worked as CFO of Kvaerner Maritime, as well as the Norwegian drilling contractors Wilrig AS and Ross Offshore AS. Mr. Solberg-Hansen holds a M. Sc. in Business from the Norwegian School of Management BI. He resides in Drøbak, Norway. Mr. Solberg-Hansen was appointed President and CEO on April 8, 2002. As of May 2003, Mr. Solberg-Hansen was CEO and Managing Director. On January 10, 2005 Mr. Solberg-Hansen resigned as CEO and Managing Director

     Thor Khristian Haugnaess has been working for Schlumberger for 19 years. His current position is President. In Schlumberger he has held several positions in Field Operations, Staff and Line Management. His assignment has covered oilfield operations in Europe, Africa, Middle East and Asia. Mr. Haugnæss holds a Master of Science degree in Petroleum Technology from NTH, University in Trondheim, Norway. He resides in Dubai.

     Christian Mowinckel joined Ocean Rig in late July 2002. His working career includes senior positions in Den norske Bank ASA, Elkem ASA, Kvaerner ASA and Deloitte & Touche in the field of banking, project development, international and corporate finance as well as corporate restructuring. Mr. Mowinckel holds a Master of Business and Administration degree from University of Wisconsin, USA and resides in Oslo, Norway. On January 13, 2005 Christian Mowinckel was appointed Interim Managing Director. Mr Mowinckel remains Vice President – Finance.

     Dag Eggan has been working with HES&Q issues in the international offshore drilling industry since he joined Ocean Rig in 1997. Mr. Eggan was HES&Q project manager for the construction project of the rigs in Mississippi, and HES&Q Manager for Ocean Rig 2 AS in Canada. In February 2004, he was promoted to HES&Q Director for Ocean Rig AS. Mr. Eggan holds a M. Sc. Degree in Environmental Engineering and resides in Trondheim, Norway.

     Willy Tørhaug has 30 years experience in the offshore industry. From 1985 he has had leading positions in the operations of drilling rigs in the industry with companies like Golar-Nor Offshore, Jebsens (UK), Ltd, Aker Drilling and Transocean. He joined Ocean Rig in 1997 and was promoted Vice President Operations from June 2002. Mr Tørhaug resides in Stavanger, Norway.

     Robert M. Warrack has 20 years experience in the drilling contracting business and was recruited to Ocean Rig from a position as Business Development Manager for Smedvig Offshore in Aberdeen. Before that he served as Vice President of Contracts and Sales for Sonat Offshore. Mr. Warrack holds a B. Sc. Degree in Mechanical Engineering from Heriot-Watt University, Edinburgh. He resides in Aberdeen, Scotland. Mr Warrack was appointed Vice President Marketing as of January 1, 2003.

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

6.2 Compensation

     For the year ended December 31, 2004, the aggregate compensation that we paid to our directors and officers for services in all capacities was $1.97 million. Each member of our board of directors that was on the board for the entire period ending at the general assembly in 2004 was entitled to receive a remuneration of $44,504 for 2003-2004. Members serving for only part of this period received compensation based upon the amount of time served as a board member.

     Mr. Solberg-Hansen received a salary of $256,008 (NOK 1,725,753) in 2004 and other compensation of $1,077 (NOK 7,261). Pension expenses for Mr Solberg-Hansen amounted to $63,720 (NOK 429,540). At December 31, 2004 the Chief Executive Officer held 500,000 share options in Ocean Rig ASA of which the exercise price for 83,333 options was NOK 10, for 83,334 options was NOK 12, for 83,333 options was NOK 14 and for 250,000 options was NOK 18 (average exercise price was NOK 15 for each option). The share options were granted during 2003 as part of the Company’s share option program to directors and management. The Chief Executive Officer did not exercise any options during 2004.

     No funds have been set aside or accrued to provide for pension or retirement benefits, except for funds paid to our retirement benefit plan, as described in Note 15, Pensions, included in Item 18.

     In May 2003, at the Company’s Annual General Meeting, a new option plan for members of the board and management of the Company was authorized (the 2003 Option Program), and the share option plan authorized in August 2002 was withdrawn. At an Extraordinary General Meeting on December 22, 2004, the shareholders approved an extension of the expiry date for the 2003 Option Program from December 31, 2004 to January 3, 2005. Furthermore, the Extraordinary General Meeting approved a new share option program (2004/2006 Option Program). See Section 6.5 below and Note 19 to our consolidated accounts contained in this annual report for further information about the Company’s share option program.

6.3 Board Practices

     The following table sets forth information with respect to the current term of office for the members of our board of directors:

Name	Served Since	Start of Current Term	End of Current Term

Bjarne Skeie	September 1996	May 2004	May 2006
James F. Skouverøe	June 1997	May 2004	May 2006
Geir Aune	November 2001	May 2004	May 2006
Morten Borge*	November 2001	May 2004	May 2006 (resigned)
Roy Mosvold*	November 2001	May 2004	May 2006 (resigned)
Jon Aisbitt	May 2003	May 2003	May 2005

*	Morten Borge and Roy Mosvold resigned from the Board of Directors on January 31, 2005 due to their participation in a project which could potentially cause a conflict of interest.

     Our directors do not have service contracts or other agreements that provide for benefits on termination of employment.

     We established an audit committee in May 2003. Members of the audit committee are Jon R. Aisbitt (chairman) and (until January 31, 2005) Morten Borge. James F. Skouverøe was appointed to the audit committee on March 31, 2005. Ocean Rig is not subject to the audit committee standards set forth under Section 10A of the U.S. Exchange Act of 1934, as amended. However the audit committee was established for the sake of good corporate governance and is given the mandate to assist the board of directors in fulfilling their responsibility to the shareholders, investment community and others relating to Ocean Rig’s financial accounts. The audit committee’s primary responsibility is to oversee the financial reporting process on behalf of the board and report the results of their work to the board.

     Members of the compensation committee are James F. Skouverøe and (until January 31, 2005) Roy Mosvold. Jon R Aisbitt was appointed to the compensation committee on March 31, 2005.

     According to the Company’s Articles of Association, the board must have a minimum of 4 members. A decision to replace Morten Borge and Roy Mosvold on the board has not yet been made. A decision to appoint new directors to the board must be made by a shareholders meeting.

6.4 Employees

     On average, we had approximately 346 employees in 2004 versus 298 employees in 2003 and 242 employees in 2002. The increase in number of employees is due to commencement of operation in 2002 and relocating Eirik Raude to Norwegian sector in 2004 where a higher number of crew is required to operate the rig. 160 persons are employed on Eirik Raude and 150 on Leiv Eiriksson. The remaining 36 are shore based support and management positions. Our Norwegian crew are members of unions or otherwise covered by collective bargaining agreements. We consider relations with our employees to be good.

6.5 Share Ownership – share option program

     Ocean Rig has only one class of shares. Accordingly, there are no differences in voting rights with respect to any of the shares issuable upon exercise of any options.

     Our board views share options as an integral part of the compensation package of key employees, members of management and directors of the board and will use authorized share option programs to attract and retain executives or other key employees.

     At an Extraordinary General Meeting on December 22, 2004, the shareholders approved an extension of the expiry date for the 2003 Option Program from December 31, 2004 to January 3, 2005. All 7,670,000 options under this program were exercised on January 3, 2005 in exchange for shares at the applicable exercise price (average NOK 15 per share) or at the option holders request, against a cash settlement from Ocean Rig ASA equal to the difference between a) NOK 28.565 per share, the volume weighted average trading price between December 29, 2004 and January 5, 2005 and b) NOK 15 per share, the average exercise price.

     Furthermore, the Extraordinary General Meeting on December 22, 2004 approved a new share option program (2004/2006 Option Program) authorizing the board to issue up to 6,200,000 shares in respect of this option program with an exercise price of NOK 28.565 per share, equal to the volume weighted average trading price between December 29, 2004 and January 5, 2005. These options where granted on January 5, 2005 and expire on January 4, 2006. Of the total number of options, 1,800,000 were granted to the Executive Chairman, 800,000 options were granted to the Deputy Chairman and 150,000 options were granted to each of the remaining board members. The remaining 3,000,000 options were reserved for the Company’s management and key employees with granting to individuals at the Executive Chairman’s discretion.

     In order to qualify for options under the new 2004/2006 Option Program, participants who had options under the 2003 Option Program were obliged to reinvest at least 44.7% of the net gain (before tax) from exercising such options in Ocean Rig ASA shares and new participants must invest an amount equal to NOK 5,000 per 10,000 options allocated in Ocean Rig shares. Participants must hold their Ocean Rig shares until December 29, 2005 (vesting date) in order to be able to exercise the options during the vesting period December 29, 2005 until January 4, 2006.

     The following table sets forth share ownership in our Company and share options granted to our directors and senior management as of December 31, 2004:

			2003 share
Name	Position	Shares (1)	options

Directors
Geir Aune	Chairman of the Board of Directors	—	1,800,000
James F. Skouverøe	Director	7,568	800,000
Morten Borge	Director	36,656	800,000
Bjarne Skeie (2)	Director	—	—
Roy Mosvold	Director	338,583	800,000
Jon R. Aisbitt	Director	—	800,000

Senior Management
Kai Solberg-Hansen	CEO		500,000
Thor Kristian Haugnæss	President	36	600,000
Christian Mowinckel	Vice President-Finance		200,000
Willy Tørhaug	Vice President-Operations		300,000
Erling Meinich-Bache	Vice President-Accounting		150,000
Robert M. Warrack	Vice President-Marketing		200,000
Dag Eggan	Vice President-HES & Q		60,000
Frank Tollefsen	Vice President - Technical		60,000

(1)	Includes shares owned by companies controlled by the individual or immediate family.

(2)	Bjarne Skeie controls directly or indirectly 36.6% of the shares in Sinvest ASA which owns 11,986,922 shares in Ocean Rig ASA. He also controls Skeie Group which owns 103,742 shares in Ocean Rig ASA

     The following table sets forth share ownership held in our Company and share options granted to our directors and senior management as of March 1, 2005:

		2003				2004/2006
		options	2003 options in cash	New shares		share
Name	Position	exercised	settlement	from exercise	Shares	options

Directors

Geir Aune	Chairman of the Board		1,800,000	375,394	375,394	1,800,000

Jon R. Aisbitt	Deputy Chairman	800,000		800,000	800,000	800,000

Bjarne Skeie	Director				—	—

James F. Skouverøe	Director		800,000	166,672	174,240	150,000

Senior Management

Thor Kristian Haugnæss	President	525,000	75,000	538,753	538,789	900,000

Christian Mowinckel	Interim Managing Director and Senior Vice President-Finance		200,000	41,710	41,710	200,000

Willy Tørhaug	Senior Vice President-Operations		300,000	31,282	31,282	150,000

Erling Meinich-Bache	Senior Vice President-Accounting		150,000	—	—	—

Robert M. Warrack	Senior Vice President-Marketing	200,000		200,000	200,000	200,000

Dag Eggan	Senior Vice President-HES & Q		60,000	12,520	12,520	150,000

Frank Tollefsen	Senior Vice President -Technical		60,000	12,520	12,520	150,000

     See Note 19 and 23 to our consolidated accounts contained in this annual report for further information about the Company’s share option program.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.1 Major Shareholders

     To the knowledge of our management, Ocean Rig ASA is not directly or indirectly controlled by another corporation or by any foreign government. As of March 10, 2005, only Goldman Sachs & Co, Sinvest ASA, Morgan Stanley & Co, Credit Suisse (Europe), Bank of New York and Odin Forvaltning AS owned (beneficially or as nominee) more than five percent of our outstanding shares. Mr. Skeie, who is a director of the Board of Ocean Rig ASA is the largest shareholder of Sinvest ASA and holds, directly or indirectly, 36.6% of the share capital of that company. Mr. Skeie also controls Skeie Group, the owner of 103,742 shares in our Company. As of March 10, 2005, the total number of shares held beneficially by directors and executive officers of our Company as a group was 2,186,455 shares representing approximately 2.5% of our outstanding shares, excluding the shares of Sinvest ASA and Skeie Group. Together, Sinvest ASA, Skeie Group and Directors and executive officers, as a group, hold a total of 14,277,119 shares or 16.4% of the total number of shares. Directors and executive officers of our Company have also received options to purchase shares in our Company, which may be exercised at certain dates and prices, see Item 6, “Directors, Senior Management and Employees—Compensation”. Our large shareholders do not have voting rights different from those of our shareholders generally.

     We have a single class of common shares. The following table sets forth details of registered holdings in excess of 5% ownership of our common shares as of March 10, 2005.

	Number of	Percentage of
Name of Beneficial Owner	Common Shares	Common Shares
Goldman Sachs & Co. (nominee)	13,329,759	15.3%
Sinvest ASA (1)	11,986,922	13.8%
Morgan Stanley & Co . (nominee)	9,159,441	10.5%
Credit Suisse (Europe) . (nominee)	8,887,787	10.2%
Bank of New York (nominee)	6,696,704	7.7%
Odin Forvaltning AS	6,186,237	7.1%

(1)	Mr. Skeie, a director of the Board of Directors holds 36.6% of the shares in Sinvest ASA.

     Goldman Sachs & Co. has reduced their holding of our shares to 15.3% on March 10, 2005, from 18.2 % on June 8, 2004.

     Sinvest ASA has reduced their holding of our shares to 13.8% on March 10, 2005, from 15.8 % on June 8, 2004.

     JPMorganChase Bank was on June 8, 2004 the registered holder of 14.5% of the shares of our Company. They were not a registered holder above the 5% level on March 10, 2005.

     Morgan Stanley & Co has reduced their holding of our shares to 10.5% on March 10, 2005, from 12.5% on June 8, 2004.

     Credit Suisse (Europe) Co has increased their holding of our shares to 10.2% on March 10, 2005, from 8.1% on June 8, 2004.

     The number of record holders in the United States as of March 10, 2005 is 41. Our records indicate that 3.3% of Ocean Rig’s issued and outstanding share capital is held in the United States.

     As of December 31, 2004 our Company’s share capital comprised 83,506,423 shares, with a par value of NOK 10 per share. As of March 10, 2005 our Company had 86,912,726 shares issued and outstanding, with a par value of NOK 10 per share. By full conversion of the outstanding amount under the Company’s 2002/2005 Mandatory Convertible Bond and the 7% 2004/2007 Convertible Bond and provided that all share options under the 2004/2006 Option Program are exercised in exchange for shares the number of shares in the Company could increase to 95,608,347.

7.2 Related Party Transactions

East Coast Drilling Partnership (“ECDP”)

     From May 11, 2004, the bareboat charter for Eirik Raude to ECDP was cancelled, and the rig returned to Ocean Rig 2 AS (“OR2”). In accordance with the partnership agreement, ECDP exercised their right to acquire certain assets fully financed by EnCana prior to the termination of the lease. The acquisition consists of five portable electrical generators valued at about Canadian dollars 7 million. On May 14, 2004 OR2 and EnCana mutually agreed, pursuant to the terms of the partnership agreement, to increase OR2’s equity share to 80 % of ECDP through an equity swap, where EnCana reduced their participation from the same date to 20%. The 50% board representation and voting rights remains unchanged.

     ECDP is a partnership formed by EnCana to provide energy related services to EnCana and other companies. Until May 14, 2004, Ocean Rig, through OR2, had a 5% ownership interest in ECDP and EnCana with subsidiaries had 95% ownership. Both parties had 50% board representation and voting rights in the Partnership. On November 1, 2002, the drilling rig Eirik Raude was delivered on a bareboat charter from its owner OR2 to ECDP. ECDP was responsible for all operations of the rig. Revenues received by OR2 from ECDP amounted to USD 47.0 million in 2003. OR2’s net negative investment in ECDP was USD 1.0 million as at December 31, 2003. The loss related to OR2’s interest in ECDP amounted to USD 0.5 million in 2003. At December 31, 2003, Ocean Rig had accounts payable to ECDP of USD 0.3 million.

     All outstanding balances in ECDP at May 14, 2004, were settled between the partners according to their original ownership shares in ECDP. For the period January 1- May 14, 2004 revenues received from ECDP by OR2 through the bareboat hire amounted to USD 15.7 million. OR2’s net negative investment in ECDP was USD 1.1 million at December 31, 2004. The loss related to OR2’s participation in ECDP amounted to USD 1.1 million for the period prior to May 14, 2004 at 5% participation and a profit of USD 0.2 million for the rest of 2004 at 80% participation. The negative balance at December 31, 2004 of USD 1.1 million represents OR2’s best estimate of maximum liability in relation to the accumulated losses in ECDP.

     The activity in ECDP after May 14, 2004, is related to hiring out the five portable electrical generators. The rental agreement is with EnCana and is fixed during the period Ocean Rig has agreed to hold the 80% interest. At year end 2004 the generator business had generated a small profit. Ocean Rig has a put option of its 80% owner interest to EnCana, which can be exercised at any time after January 1, 2005. EnCana has a call option that can be exercised at any time after January 1, 2005.

     ECDP is accounted for in accordance with the equity method and is not consolidated. Ocean Rig does not have a controlling interest. EnCana has 50% voting rights as well as control of the administrative and accounting functions. EnCana also funds the acquisition of the assets and necessary working capital.

Other

     Ocean Rig has issued a loan to Senior Vice President Operations Willy Torhaug. The balance outstanding as of December 31, 2004 was $ 0.199 million (NOK 1.2 million). The loan was issued prior to July 2002. The loan is interest bearing and has instalments over 5 years, ending 2008.

7.3 Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.1 Consolidated Statements and Other Financial Information

8.1.1 Please refer to Item 18 for our consolidated financial statements.

8.1.2 Please refer to Item 18 for our comparative financial statements.

8.1.3 Please refer to Item 18 for the independent auditors’ report of PricewaterhouseCoopers AS.

8.1.4 The last year of audited financial statements is not older than 15 months.

8.1.5 Not applicable.

8.1.6 Not applicable.

8.1.7. Legal Proceedings

     Except for the matters discussed below, we are not a party to any material litigation where claims or counterclaims have been filed against us other than routine legal proceedings incidental to our business:

A.	Ocean Rig has received a counter claim from Halifax Shipyard relating to the last invoice for the construction of Eirik Raude in response to a significantly higher claim served by Ocean Rig. The Halifax Shipyard counter claim amounts to approximately USD 3 million. The counter claim is disputed by Ocean Rig.

B.	Ocean Rig has received a tort claim from Willi Garry, a former Friede & Goldman employee, of approximately USD 1 million. Mr. Garry lost the related court case but has appealed. Ocean Rig’s exposure if any, is covered by the Company’s P&I insurance with a maximum $100.000 deductible.

8.1.8 Dividend Policy

     We intend to retain any future earnings for payment of interest expense and further development of our rig fleet and do not anticipate paying any cash dividends in the foreseeable future.

8.2 Significant Changes

     Reference is made to Note 23, “Subsequent Events,” to the consolidated accounts included in Item 18 for significant changes that have occurred since December 31, 2004.

ITEM 9. THE OFFER AND LISTING

9.1 Offer and Listing Details

     Not applicable.

9.2 Plan of Distribution

     Not applicable.

9.3 Markets

     Our outstanding registered securities consist solely of Ocean Rig Norway AS’s 10 1/4% secured notes due 2008 and the guarantees with respect thereto, which were registered under the U.S. Securities Act of 1933 pursuant to an exchange offer that expired on October 26, 1998. Neither the notes nor the related guarantees are listed on an exchange and there is no formal trading market for those securities, which are not registered under Section 12 of the U.S. Securities Exchange Act of 1934.

9.4 Selling Shareholders

     Not applicable.

9.5 Dilution

     Not applicable.

9.6 Expenses of the Issue

     Not applicable.

ITEM 10.ADDITIONAL INFORMATION

10.1 Share Capital

     Not applicable.

10.2 Articles of Association

     The following is a summary of the relevant information about our share capital and the relevant provisions of our articles of association and Norwegian law. This summary does not purport to be complete and is qualified in its entirety by our articles of association and Norwegian law.

1.	We are registered in the Norwegian national register of business enterprises under registration no. 976 769 643. Our corporate objective is to own and operate, directly or indirectly, offshore drilling units, offshore productions units and offshore drilling businesses as well as activities relating to the foregoing items and activities, including participation in exploration wells. Our corporate objective clause is found in § 3 of our articles of association.

2.	Under Norwegian corporate law, directors may not vote on issues where they have a material interest. Compensation for the members of our board of directors is determined by resolution of our shareholders at the annual meeting of shareholders. Our directors cannot borrow from our Company unless the loan has adequate security, and the loan can not exceed distributable equity. With respect to our own borrowing, our board of directors has the power to arrange for financing as required and at its discretion. There is no mandatory retirement age under Norwegian law or in our articles of association. We do not require our directors to hold shares in our Company.

3.	We have only one class of shares. All shares have equal rights as to voting and dividend distributions. There is no restriction on the number of shares a shareholder may own. Further, our shareholders are not liable for additional capital calls and we have no discriminatory provisions against majority shareholders. Norwegian law requires that we grant pre-emptive rights to existing shareholders. Our shares do not carry any right to receive dividends, unless dividends are granted in the discretion of our Board of Directors. Each share carries one vote, and voting is cumulative. Directors’ terms are staggered.

4.	Any changes to the rights of our existing shareholders generally require a two-thirds majority vote of our shareholders represented at the shareholders’ meeting. In certain cases, such as reducing the rights to dividends and dividing existing shares into classes not having equal treatment for shareholders, a 90% majority vote or unanimity may be required. These provisions are in accordance with the standard prescribed by Norwegian law.

5.	Our shareholders’ meetings are convened by our board of directors upon at least 14 days of notice. Shareholders of record as of the date of the meeting are admitted. However, any shares that have been sold but not delivered have no voting rights.

6.	There are no limitations under our articles of association or under Norwegian law on the ownership or voting rights of foreign shareholders.

7.	We have no provisions under our articles of association that would have a negative impact on a change of control, merger, acquisition or restructuring, except that any matter requiring changes to our share capital require a two-thirds majority vote.

8.	Our articles of association do not require disclosure of ownership, although our share register is open to the public for review. Furthermore, the Oslo Stock Exchange requires shareholders passing certain thresholds (upward or downward) to give notice of their shareholdings. The current thresholds are 5%, 10%, 20%, 33.3%, 50%, 66.7% and 90% of a company’s shares.

9.	The law applicable to our company in the above areas is not significantly different from that in the United States.

10.	Our articles of association are not more stringent than required by Norwegian law as to changes in share capital. A two-thirds majority vote of the shareholders represented at the shareholders’ meeting is required for any such change.

10.3	Material Contracts

     In connection with our contract to drill one well in the Weymouth field offshore Canada for EnCana, Ocean Rig entered into, on October 17, 2003, a farm out agreement with EnCana to participate in the Weymouth well with a 22.5% equity interest in the well, with a right to participate with 15% in the Nova Scotia Exploration License No 2380. Drilling start up commenced in October, 2003. In May 2004, Ocean Rig announced that the Weymouth well was unsuccessful and was being abandoned. Ocean Rig’s share of the cost was $22.3 million, of which $8.0 was expensed in 2003 and the remainder in 2004. Reference is also made to Notes 3 and 27 to our consolidated accounts.

10.4 Exchange Controls

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

     There are no limitations imposed by Norwegian law or our articles of association on the right of non-resident or non-Norwegian persons to hold Ocean Rig Norway AS’s 10 1/4% secured notes due 2008.

10.5 Taxation

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

     There is no Norwegian tax on interest received by United States residents. In addition, under current Norwegian law, payments of principal, premium, and interest on notes to a holder that is a non-resident of Norway are not subject to Norwegian income or withholding tax unless effectively held in connection with a permanent establishment in Norway. With the same exception, any gain realized on the sale or other disposition of a note by such holder will not be subject to Norwegian income or withholding tax. A holder of a note that is neither a citizen nor a resident of Norway, will not be subject to Norwegian transfer, inheritance, gift or contribution taxes in respect of such note.

10.6 Dividends and Paying Agents

     Not applicable.

10.7 Statements by Experts

     Not applicable.

10.8 Documents on Display

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

     We are not subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934. Regardless of whether or not we are subject to the requirements of the Exchange Act, we have agreed to provide the following information to the SEC, our note holders and our trustee so long as any notes remain outstanding:

•	all annual and quarterly financial information that would be required in a Form 20-F and Form 10-Q filing, including operating and financial reviews and prospects and, with respect to annual financial information, a report by our independent auditors provided, however, if such financial information is prepared in accordance with Norwegian GAAP, such information will be reconciled to US GAAP (including a determination of EBITDA); and

•	all reports that would be required in a Form 8-K filing (other than such reports required as a result of a Regulation S sale of equity securities).

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

10.9 Subsidiary Information

     For more information on our subsidiaries, see Item 4, “Information on our Company—Organizational Structure”.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

11.1 Quantitative and Qualitative Disclosures about Market Risk

     We are exposed to market risk principally through movements in foreign currency exchange rates and interest rates relating to our outstanding debt. We manage volatility inherent in these business exposures through natural hedges in our balance sheet and, where necessary, under our risk management policies and through derivative financial instruments. We use only conventional derivative instruments such as forward contracts and simple options. See Note 1 to our consolidated accounts for more information.

     In cases in which derivatives constitute an operational hedge, they do not expose us to market risk because the change in their market value offsets the change in the fair value of the financial asset and liability being hedged. We do not enter into any derivatives for trading purposes. Counterparties selected by us for these transactions generally are highly rated international financial institutions.

     See Note 8, 20 and 25 to our financial accounts included in Item 18 of this annual report for additional disclosure on borrowing analyzed by maturity date, fair value of financial instruments and financial liabilities and assets analyzed by currency and interest rate risk profile.

11.2 Interest Rate Risk

We are exposed to the effects of movements in interest rates on the floating rate loans of Ocean Rig Norway AS and Ocean Rig 2 AS, which bear interest at a rate of LIBOR plus a fixed margin. We have not to date entered into interest rate collars or interest rate swaps beyond 12 months to hedge against this exposure, but we might do so in the future if we believe the market conditions are right. We estimate that a change of 100 basis points across all maturities in the LIBOR interest rate would have caused an increase or decrease in our interest expense of approximately USD 2.2 million and USD 2.2 million for 2004 and 2003.

11.3 Foreign Currency Exchange Rate Risk

     The financial accounts of our Company (including its subsidiaries) are reported in US dollars. All companies within the group have USD as functional currency, except for Ocean Rig ASA for which functional currency is Norwegian kroner. We have USD 459.3 million of long-term debt denominated in U.S. dollars, and USD 136.1 million (NOK 822 million), including the part of this debt that per 31 December 2004 is due within one year, denominated in Norwegian kroner. As a result, fluctuations in exchange rates can have a significant effect on our operating results and financial position. We estimate that a 10% increase or decrease of the U.S. dollar relative to the Norwegian kroner would have increased or decreased our interest expense in 2004 and 2003 by approximately USD 0.82 million and USD 0.65 million, respectively, and long-term debt as of December 31, 2004 and 2003, would have increased or decreased by USD 12.5 million and USD 16.1 million, respectively.

     The Company is exposed to changes in foreign currency exchange rates and changes in interest rates, which affect the results of operations and financial condition. The Company manages exposure to changes in foreign currency exchange rates through its normal operating and financing activities, as well as through the use of financial instruments. Generally, the only financial instruments the Company may utilize to operationally hedge currency exposure are forward exchange contracts and simple options. These contracts do not qualify for hedge accounting. As of December 31, 2004 the Company had a total of USD 6.3 million outstanding with a fair market value of USD 0.8 million. As of December 31, 2003 the Company had a total of USD 8.4 million outstanding with a fair market value of USD 0.7 million. Forward contracts are recorded at fair market value. Realized and unrealized gain and losses are recorded as financial items.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.1 Not applicable.

14.2 Not applicable.

14.3 Not applicable.

14.4 Not applicable.

14.5 Use of Proceeds

     We have used the net proceeds from incurrence of various debts in Ocean Rig 2 AS, Ocean Rig Norway AS and Ocean Rig ASA and from various private placements of shares in Ocean Rig ASA: (1) to fund the construction and outfitting of Leiv Eiriksson and Eirik Raude; (2) to fund the construction of the baredeck hulls for Rig No. 3 and Rig No. 4; (3) to make interest payments on the secured notes and the floating rate loans due 2008 and other indebtedness; and (4) for general corporate purposes. For a discussion of our capital investment program and capital resources, see Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

ITEM 15. CONTROLS AND PROCEDURES

     We have evaluated the effectiveness of our disclosure control and procedures as of the end of the period covered by this Report. This evaluation was conducted by management with the participation of our Managing Director and Senior Vice President Accounting.

     A control system, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of a control system are met. Further, any control system reflects limitations on resources, and the benefits of a control system must be considered relative to its cost. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Ocean Rig have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. There are inherent limitations to the effectiveness of any system of controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives, and management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures. Based upon our evaluation, our Managing Director and Senior Vice President Accounting have concluded that because of the material weakness identified below, our disclosure controls and procedures where not, as of the end of the period covered by this report, effective in providing reasonable assurance of meeting the disclosure requirements.

     In connection with the audit of our consolidated accounts for the year ended December 31, 2004, and in light of new, recently issued interpretive guidance in relation to the assessment of the operating effectiveness of our company’s internal controls, our management and our independent registered public accounting firm Ernst & Young AS have identified a “material weakness” (as defined by the Public Company Accounting Oversight Board, Auditing Standard No., standard AS2) in our internal control, including:

•	Reconciliation and revaluation of balance sheet accounts;

•	Documentation of transactions between group companies; and

•	Capacity and segregation of duties in the accounting department.

     In order to address the material weakness, the Company instituted a number of corrective actions to ensure that the financial information and other disclosures included in this report were complete and accurate in all material respects. Those actions included:

•	Additional internal resources to control and verify financial accounting items, including balance sheet items, profit and loss accounts and disclosures; and

•	A third party accounting consultant involved in preparation of financial statements including our 20-F annual report.

     In addition, we are in the process of implementing a revised procedure for reconciliation and revaluation of balance sheet accounts. We are also implementing a system for controls and reviews of these procedures. In order to secure proper documentation of transactions between group companies we are training accountants in The (Public) Companies Act regulating intra-group transactions and improving the internal procedures related to this issue. The Company has made the following organizational changes in the accounting department in order to secure segregation of duties, increase the ownership of balance sheet accounts and focus on proper documentation of transactions:

•	The group controller who previously was organized within the accounts department and reporting to the Senior Vice President Accounting, is now reporting directly to the Managing Director and to the audit committee;

•	We have nominated individual rig accountants for each rig, charged with responsibility for all accounting for each rig (and rig owning company) and reporting directly to the Senior Vice President Accounting;

•	We have centralized the accounting function in order to increase uniformity in working processes.

During 2004, the Company has implemented the following changes in our internal control over financial reporting:

•	We have included in our internal control procedure a checklist for evaluating new and existing companies in the group against functional currency indicators according to GAAP, to ensure that the appropriate functional currency is selected for each of our companies and that our bookkeeping and reporting procedures are designed to reflect the functional currency for each company, and which sets forth the documentation to be provided in each evaluation of functional currency.

•	We have implemented in our internal control procedure a technical and methodical review of our evaluation process and calculation models for impairment of long-lived assets, performed by a minimum of two competent employees, and

•	We have revised our procedures relating to communication with our independent auditors, and have implemented a more stringent internal review process

     We discovered certain other deficiencies which were not material to our operations or financial reporting either individually or in the aggregate. In each instance, we have undertaken efforts to remediate any deficiencies identified. We are continuing our initiatives to implement new systems where needed to improve disclosure controls and procedures over financial reporting.

ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT; CODE OF ETHICS; PRINCIPAL ACCOUNTANT FEES

16.1 Audit Committee Financial Expert

     Our board of directors has determined that no one member of the audit committee has all the attributes of an “audit committee financial expert” as defined for purposes of this Item 16.1A. The Company does not have an audit committee financial expert because the board considers that the membership of the audit committee as a whole has sufficient recent and relevant financial experience to discharge its functions.

16.2 Code of Ethics

     We have adopted the following code of ethics, which applies to employees, officers and directors of our Company:

     As specified in our basic values, we compete strongly but fairly in the marketplace. We secure business through well-trained and motivated people who are dedicated to customer service worldwide in a safe and clean environment, and through the provision of high-quality services and products.

     We do not secure or retain business through illegal conduct or forms of unfair competition such as price fixing, bribery, collusion with competitors and deceptive trade practices. Similarly, our dealings with governments and public agencies are based on honest presentations and discussions. Bribery in any form and other improper conduct are prohibited.

     Financial reporting must be carried out in an accurate and timely manner.

     Our employees should not accept gifts of more than token value, such as loans, excessive entertainment or other substantial favours, from any company or individual doing business with us or seeking to do so.

     Maintaining the highest level of business ethics depends on the honesty, judgment and common sense of all our employees in ensuring that everyone is treated fairly.

     In most cases, an employee’s basic instincts will guide them in distinguishing right from wrong. If an action “feels” wrong or questionable, it probably is. If an employee has any doubts about an act, the best rule is not to do it. Should further guidance be required, or if employees become aware of potential violations of this policy, they are encouraged to consult their supervisor or the personnel department.

     Violations of this policy by any employee will result in disciplinary action, including possible dismissal.

16.3 Principal Accountant Fees and Services

     Ernst & Young AS (E&Y) has served as our independent registered public accounting firm since May 2003 and has audited the financial statements for the fiscal years 2003 and 2004. PricewaterhouseCoopers AS (PwC) has audited the financial statements for the fiscal year 2002. The following table summarizes the aggregate fees for professional audit services and other services rendered by either Ernst & Young or PricewaterhouseCoopers AS during each of our last two fiscal years.

	Year ended December 31,
	2004	2003
	(in USD)
Audit Fees	324,144	346,654
Audit-Related Fees	106,580	47,891
Tax Fees	34,548	2,286
All Other Fees	1,471	31,379

Total	466,743	428,210

     Audit services.

     Audit services mainly consisted of the audit of the consolidated accounts as of and for the years ended December 31, 2004 and 2003. E&Y has conducted the audit with respect to 2004 and 2003. PwC conducted the audit with respect to our consolidated accounts for 2002 (including the restatement thereof).

     Audit-related services.

     Audit-related services mainly consisted of services which are normally performed by the external auditor in connection with the audit of our financial accounts, advisory services regarding specific regulatory filings and reporting requirements, reviews of our consolidated quarterly accounts and other agreed-upon services related to accounting.

     Tax services.

     Tax related services mainly consist of services regarding taxation of expatriates and registration in foreign countries for corporate tax.

     Other services.

Other services mainly consist of consultations related to internal control routines.

     Audit Committee Pre-Approval Policies and Procedures

     Ocean Rig is not currently subject to the pre-approval requirements promulgated pursuant to the Sarbanes-Oxley Act of 2002 as described in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X. Notwithstanding, for the sake of good corporate governance, the Company’s audit committee pre-approved the engagement terms and fees of Ernst & Young for services performed for the fiscal year ended December 31, 2004.

16.4 Exemptions from the Listing Standards for Audit Committees

     Not applicable.

16.5 Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Not required.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Ocean Rig ASA and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Ocean Rig ASA

We have audited the accompanying consolidated balance sheet of Ocean Rig ASA and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in Norway and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ocean Rig ASA and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Norway, which differ in certain respects from accounting principles generally accepted in the United States of America, as explained in Note 25 to the consolidated financial statements.

/s/ Ernst & Young AS

Stavanger, Norway
March 31, 2005
except as to the information
presented in note 23, 24 and 25, for which the date is
June 9, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ocean Rig ASA:

In our opinion, the accompanying consolidated statements of operations, of cash flows and of changes in shareholder’s equity, present fairly, in all material respects, the results of operations and cash flows of Ocean Rig ASA and Subsidiaries for the year ended December 31, 2002, in conformity with generally accepted accounting principles in Norway. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards in Norway and the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Accounting principles generally accepted in Norway vary in certain important respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income for the year ended December 31, 2002 to the extent summarized in Note 27 to the financial statements included in the Company’s 2002 Form 20-F/A.

The accompanying financial statements have been prepared assuming that Ocean Rig will continue as a going concern. As discussed in Note 26 to the financial statements included in the Company’s 2002 Form 20-F/A, Ocean Rig has suffered recurring losses from operations and has insufficient capital that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 26 to the financial statements included in the Company’s 2002 Form 20-F/A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers AS

Oslo, Norway
March 28, 2003 except as to the information
presented in Note 25 and 26 to the financial
statements included in the Company’s 2002
Form 20-F/A, for which the date is June 25,
2003 and except as to note 29 to the financial
statements included in the Company’s 2002
Form 20-F/A, for which the date is March 24, 2004
and except as to the conversion to a reporting currency
of USD as described in note 1 to the financial
statements in the Company’s 2004 Form 20-F,
for which the date is June 9, 2005

OCEAN RIG ASA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	Notes	Year ended December 31,
		2002	2003	2004
		USD	USD	USD
		(amounts in thousands, except for per share information)
Operating revenues non-related parties	22	63,217	58,462	72,892
Operating revenues related parties	14	5,352	44,548	15,671

Total operating revenues		68,569	103,010	88,563

Operating expenses:
Salaries and other personnel expenses	5	20,552	17,063	24,796
Other operating and administrative expenses	5	48,608	35,997	41,604
Depreciation, amortization and asset impairment write-down	3	20,561	225,048	48,119
Exploration expenses	3	—	8,005	14,287

Total operating expenses		89,721	286,113	128,806

Operating loss		(21,152)	(183,103)	(40,243)

Interest and other financial income	6	128,335	114,323	71,519
Interest and other financial expenses	7	(39,761)	(144,162)	(132,297)

Net financial income (expense)		88,574	(29,839)	(60,778)

Income (loss) before taxes		67,422	(212,942)	(101,021)

Income tax expense	12	(3)	—	(1,266)

Net income (loss)		67,419	(212,942)	(102,287)

Basic earnings/ (loss) per share	13	3.53	(3.90)	(1.53)

Diluted earnings/ (loss) per share	13	2.48	(3.90)	(1.53)

The accompanying notes are an integrated part of these consolidated financial statements.

OCEAN RIG ASA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND 2004

	Notes	As of December 31,
		2003	2004
		USD	USD
		(amounts in thousands)
Assets

Rigs, machinery and equipment	3	1,093,730	1,070,704
Long-term receivables and other non-current assets	11, 15	10,325	11,275

Total non-current assets		1,104,055	1,081,979

Trade receivables – non-related parties	4	2,526	8,431
Trade receivables – related parties	14	3,909	342
Other current receivables and deferred mobilization cost	4	7,657	8,872
Restricted cash	2	5,089	6,922
Cash and cash equivalents		16,805	44,145

Total current assets		35,986	68,712

Total assets		1,140,041	1,150,691

Liabilities And Shareholders’ Equity

Shareholders’ Equity

Share capital	18	97,565	129,468
Other equity	18	420,766	360,078

Total shareholders’ equity		518,331	489,546

Liabilities
Convertible bonds and loans	8, 10	139,623	8,670
Notes and loans	8, 9	449,250	563,572

Total long-term liabilities		588,873	572,242

Accounts payable – non-related parties		6,295	7,207
Accounts payable – related parties	14	326	—
Short term bonds	8	4,000	—
Short-term portion of long term bonds	8	—	23,100
Accrued interest and other financial expenses	8	6,698	7,081
Accrued compensation share option program	19	—	14,814
Taxes withheld and social security tax		2,411	4,584
Advance payment from customers		1,138	22,312
Investments in joint ventures	14	1,072	1,059
Accrued rig operating expenses		7,146	6,583
Other accrued expenses		3,751	2,163

Total current liabilities		32,837	88,903

Total liabilities and shareholders’ equity		1,140,041	1,150,691

The accompanying notes are an integrated part of these consolidated financial statements.

OCEAN RIG ASA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	Number of			Total Share-
	Shares			holders’
	Outstanding	Share Capital	Other Equity	Equity
		USD	USD	USD
		(amounts in thousands, except share data)
Balance at December 31, 2001	56,077,201	201,414	109,649	311,063

Write-down of nominal value		(182,426)	182,426	—

Share issue, net of share issuance cost	245,548,354	31,300	117,913	149,213

Exercise of warrants	191,258,154	25,871	—	25,871

Conversion of convertible debt	3,142	1	1	2

Net income	—		67,419	67,419

Translation differences	—	—	126,421	126,421

Balance at December 31, 2002	492,886,851	76,160	603,829	679,989

Share issuances, net of share issuance cost	35,151,306	5,086	(348)	4,738

Conversion of convertible debt	487,713	71	177	248

Balance before reverse share split 10:1 (1)	528,525,870	81,317	603,658	684,975

Reverse share split 10:1	(475,673,283)	—	—	—

Balance after reverse share split 10:1	52,852,587	81,317	603,658	684,975

Share issue, net of share issuance cost	8,500,000	12,391	1,634	14,025

Conversion of convertible debt	2,662,627	3,857	9,644	13,501

Net loss	—	—	(212,942)	(212,942)

Translation differences	—	—	18,772	18,772

Balance at December 31, 2003	64,015,214	97,565	420,766	518,331

Share issue, net of share issuance cost (reference is made to note 18)	50,000	72	27	99
Conversion of convertible debt net of cost related to the converted debt	19,441,209	31,831	67,083	98,914
Compensation cost related to share option program	—	—	(11,943)	(11,943)

Net loss	—	—	(102,287)	(102,287)

Translation differences	—	—	(13,568)	(13,568)

Balance at December 31, 2004	83,506,423	129,468	360,078	489,546

(1)	The nominal value of the Company’s shares was written down from NOK 30.0 to NOK 1.0 in February 2002.

     The accompanying notes are an integrated part of these consolidated financial statements.

     Reference is made to note 23 – Subsequent Events.

OCEAN RIG ASA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	Year ended December 31,
	2002	2003	2004
	USD	USD	USD
	(amounts in thousands)
Cash flows from operating activities:
Net income / (loss)	67,419	(212,942)	(102,287)
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities:
Depreciation, amortization (including amortization of loan discount) and asset impairment write down	45,527	255,985	67,446
Gain / loss from sale of assets	323
Net unrealized foreign exchange gain / loss	(126,606)	(31,063)	(4,530)
Changes in operating assets and liabilities:
Trade receivables related parties	(595)	3,322	3,567
Trade and other current receivables non related parties	(7,873)	(917)	(7,120)
Accounts payable related parties	(2,925)	(277)	(326)
Accounts payable non related parties	(1,432)	(444)	912
Other current liabilities	5,960	(6,018)	36,380

Net cash provided by (used in) operating activities	(20,202)	7,646	(5,958)

Cash flows from investing activities:
Payments related to building contracts	(273,197)	—	—
Change in restricted cash	35,152	(3,796)	(1,833)
Proceeds from sale of fixed assets	54,167	—
Purchase of machinery, equipment and intangible assets	(439)	(16,657)	(39,380)
Net change in long-term receivables	483	139	(366)

Net cash used in investing activities	(183,834)	(20,314)	(41,579)

Cash flows from financing activities:
Net proceeds from issuance of long-term debt and convertible debt	119,363	4,483	136,155
Repayment of debt	—	(14,139)	(62,053)
Net proceeds from issuance of common shares and warrants	81,266	18,763	185

Net cash provided by financing activities	200,629	9,107	74,287

Effect of exchange rate changes on cash and equivalents	4,238	649	590

Net increase (decrease) in cash during the year	831	(2,912)	27,340
Cash and cash equivalents at beginning of year	18,886	19,717	16,805

Cash and cash equivalents at end of year	19,717	16,805	44,145

The accompanying notes are an integrated part of these consolidated financial statements.

Reference is made to note 17 — Supplemental Cash Flow Information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. Organization and Significant Accounting Policies

General

     Ocean Rig ASA is a Norwegian public limited joint stock company that was incorporated on September 26, 1996.

     Ocean Rig ASA and its subsidiaries (“Ocean Rig” or the “Company”) have been established as a drilling contractor in the area of offshore exploration, development and production drilling with a focus on deepwater and harsh-environment areas.

     Ocean Rig owns and operates two deepwater drilling rigs, “Leiv Eiriksson” and “Eirik Raude”.

Basis of presentation

     The financial accounts have been prepared in accordance with Norwegian generally accepted accounting principles (“Norwegian GAAP”).

     All entities in the group except for Ocean Rig ASA, have changed their functional currency from Norwegian kroner (“NOK”) to US dollars (“USD”) as of January 1st, 2004. Beginning in 2004, the economic circumstances for the operating entities have significantly changed with substantially all revenues and a significantly increased proportion of expenses denominated in USD. In addition, material assets are valued and mainly financed in USD. These changes in economic circumstances indicate that the functional currency has changed. Ocean Rig ASA continues to use NOK as its functional currency. The Ocean Rig group has also changed its reporting currency from NOK to USD with effect from January 1st, 2004. Accordingly, the accounts are reported in USD and all figures in this report are stated in USD unless otherwise specified. Figures relating to previous periods have been converted to USD for comparison purposes using the exchange rate at the balance sheet date for assets and liabilities. Revenues and expenses have been converted from NOK to USD on a quarterly basis applying the average exchange rate for the quarter.

Use of estimates

     The preparation of financial accounts in conformity with generally accepted accounting policies in Norway requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial accounts and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates and assumptions relate to our fixed asset impairment tests, the useful lives for depreciation of fixed assets, realization of deferred tax assets, pension liabilities and to revenue and expense recognition. We evaluate these estimates on an ongoing basis, utilizing historical experience, consultation with experts and other methods we consider reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates.

Basis of consolidation

     The consolidated accounts of Ocean Rig include the accounts of Ocean Rig ASA and its subsidiaries (Ocean Rig AS, Ocean Rig Norway AS, Ocean Rig 1 AS, Ocean Rig 2 AS, Ocean Rig Canada Inc, Ocean Rig Angola AS and Ocean Rig UK Ltd). All subsidiaries are wholly owned by Ocean Rig. All material intercompany balances and transactions have been eliminated in the consolidation.

     Translation of the financial accounts of Ocean Rig ASA, which uses NOK as its functional currency, is based on the balance sheet rate for assets and liabilities, and on the average exchange rate for revenues and expenses. Translation differences are accounted for as adjustments to the shareholders’ equity in the consolidated balance sheet.

Business segments

     Offshore drilling operations today represent the only business area of Ocean Rig. From the inception of the Company until February 2002, its activities were focused on managing the construction contracts and marketing the Company’s rigs. In February 2002, the Company started operations with one of its two rigs and by November 2002 both of its rigs were in operation.

Revenue and expense recognition

     The majority of our revenues are derived from contracts including day rate based compensation for drilling operations, fixed price mobilization fees and investment contributions. Revenues from day rate based compensation for drilling operations are recognized in the period during which the services are rendered and at the rates established in the contracts. Mobilization fees and investment contributions are recognized over the estimated duration of the drilling contract. Incremental cost of mobilization is deferred and recognized over the estimated duration of the drilling contracts. To the extent that cost exceeds revenue to be recognized, it is expensed as incurred. Investments are depreciated over the estimated useful lives of the asset. Demobilization fees and expenses are recognized over the demobilization period.

     Other operating expenses are expensed when incurred.

Classification of balance sheet items

     Assets intended for long-term ownership or use is classified as non-current assets. Other assets are classified as current assets. Receivables with an original maturity within one year or less are classified as current assets. Liabilities are classified in the same way.

Cash and cash equivalents

     Cash and cash equivalents include cash, bank deposits and other short-term deposits with an original maturity of three months or less at the date of purchase.

Restricted cash

     Restricted cash includes cash pledged as collateral for bank guarantees, cash paid to the retention account relating to the Fortis Loan Facility, collateral to other suppliers and to employee tax withholding amounts.

Foreign currency transactions

Transactions in foreign currencies are recorded using the exchange rate at the transaction date. Balances denominated in foreign currencies are translated using the exchange rates at the balance sheet date. Foreign currency gains and losses are recorded as financial items when incurred.

Derivative financial instruments

     The Group may from time to time use derivative financial instruments as part of its overall risk management strategy to hedge economically exposure to foreign currency risk and interest rate risk. Gains and losses on derivative financial instruments with the aim of reducing exposure on expected future transactions are recognized as financial income/ expense based on market value.

Receivables

     The Company’s receivables are recorded at cost less any provision for uncollectible accounts. Provisions for uncollectible accounts are determined based on an evaluation of each individual receivable which is overdue. The evaluation includes several factors, including the nature of the dispute, if any, the financial condition of the debtor and any security. The receivable is written off when a settlement is legally binding.

Rigs, machinery and equipment

     Fixed assets are stated at cost, less accumulated depreciation and asset impairment write-downs.

     Cost includes interest incurred during the construction period of the rigs based on prevailing interest rates and weighted average capital expenditures. Expenditures for additions, significant renewals and betterments are capitalized, whereas expenditures for maintenance and repairs are expenses as incurred.

     When assets are sold or retired, their costs and related accumulated depreciation are removed from the accounts and any gain or loss is included in net income. The estimated useful life of the rigs could change resulting in different depreciation amounts or impairment in the future.

     All fixed assets are evaluated for impairment on the basis of discounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair value based on the best information available. The value in use is determined based on the total of estimated discounted future cash flows, excluding financing expenses and taxes. In determining impairment of fixed assets, management must make significant judgments and estimates to determine if the discounted cash flows generated by those assets are less than their carrying value, including determining the appropriate discount rate to use. The data necessary for the execution of the impairment test is based on management’s estimates of future cash flows, which require estimating future day rates, utilization rates and profit margins. Assumptions used in these cash flows are consistent with internal forecasts. To support management’s estimates, market outlook and day rate considerations provided by an independent third party have been used. These considerations are mainly based on the oil price in USD per barrel, oil and gas continuing to be the prime source of world energy, and confirmation of expectations of discoveries of oil and gas in the Artic. In the first quarter 2003, the Company recorded a write-down of Eirik Raude, based on this analysis.

     To the extent that circumstances change or assumptions used in discounted cash flow calculations change, we could experience additional impairments in the future.

     Machinery and equipment include principally EDP and office equipment.

     Depreciation of rigs and drilling equipment is computed using the straight line method over estimated useful lives. The cost of rigs has been categorized separately by its main components, and useful lives have been determined for each component. The primary portion of the rigs is depreciated over 30 years, while other components are depreciated over their useful lives, ranging from 5 to 30 years. Average useful life for the rigs is 27 years. That part of the rig’s cost which relates to special periodic surveys, which take place every 5 years, is depreciated over the 5 year period.

     EDP and office equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives ranging from 3 to 5 years.

Exploration-drilling cost

     The Company uses the “successful efforts” method to account for exploration drilling costs. Such costs are temporarily capitalized under Rigs, machinery and equipment pending evaluation of possible discoveries of oil and gas reserves. In the case of dry wells or discoveries that are assessed not to be commercially recoverable, the exploration drilling costs are expensed.

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

Retirement benefit costs

     The Company has retirement benefit plans for employees, which are managed and funded through Norwegian life insurance companies. The projected benefit obligations are calculated based on actuarial methods, and compared with the value of pension assets. The net amount of projected benefit obligations and pension assets (pension liabilities or prepaid pensions), adjusted for unrecognized changes in estimates, is included under long-term liabilities or non-current assets. Net pension costs (benefit earned during the period including interest on the projected benefit obligation, less estimated return on pension assets and amortization of accumulated changes in estimates) are included in salaries and other personnel expenses.

Income Tax Expense

     Income tax expense consists of taxes payable and the net change in deferred taxes arising as a result of temporary differences. Deferred taxes reflect the future tax payable as a result of the activities for the period. Deferred taxes are calculated based on temporary differences between financial and taxable values, less taxable losses carried forward. Deferred tax benefits are assessed based on general principles for valuation of long term assets. Tax valuation allowance is determined based on the likelihood of future utilization of the deferred tax benefits.

Share and debt issuance costs

     Share issuance costs are deducted directly from shareholders’ equity. Debt issuance costs are deferred and recorded under long-term receivables and other non-current assets. They are amortized using the effective interest method over the term of the related debt. Debt discount is reported as a direct reduction to the face amount of the debt, and amortized using the effective interest method over the expected term of the related debt.

Share options

All costs related to grants of share options to employees are recorded in accordance with the intrinsic value method. Under this method, the difference, if any, between the market value of the underlying share at the grant date and the exercise price for the underlying share to be paid by the employee, is treated as a compensation expense over the vesting period.

Any social security taxes related to the share options are accrued based upon the difference between the market value of the underlying shares and the exercise price for the underlying share at the end of each reporting period until the option is exercised.

Debt issued with detachable warrants

     When debt is issued with detachable warrants a fair value calculation is made to allocate the proceeds received between the loan and the warrants. The allocation is made based upon an estimate of market value for the two securities at the date of issue. The value allocated to the warrants is recorded as equity and reduction to the loan, and the reduction of the loan is amortized as other financial expense over the term of the loan, using the effective interest method.

Basic and diluted earnings (loss) per share

     Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the period. On a diluted basis, both net earnings (loss) and shares outstanding are adjusted to assume the conversion of the Company’s potentially dilutive instruments.

Convertible debt

     Convertible debt is recorded at its principal balance net of any discount or premium. Any discount or premium is amortized over the term of the loan. Further, an evaluation is made whether the embedded conversion feature within the debt instrument is beneficial (has intrinsic value) to the holder. Any intrinsic value of the conversion feature is recognized as a reduction to the convertible debt and an addition to equity. Discounts, premiums and intrinsic value of conversion rights are amortized as other financial expense over the term of the loan, or through the date the holder is able to convert the debt, using the effective interest method.

Extinguishment of debt

     Any gain or loss from extinguishment of debt is recognized as a financial item at the time of extinguishment.

Investment in joint ventures

     The equity method is used for investments in joint ventures. Joint ventures are entities that are jointly controlled and managed together with other non-related parties and none of the individual ventures are in a position to unilaterally control the entity. Under the equity method, the Company’s share of profits and losses of joint ventures is included in the consolidated income statement under other financial items.

Reclassifications

     Certain amounts on the balance sheets and the statements of operations in prior year financial accounts have been reclassified to conform to the current year presentation.

NOTE 2. Restricted Cash

     Restricted cash includes cash pledged as collateral for bank guarantees to suppliers, cash paid to the retention account relating to the Fortis Loan Facility and to employee tax withholding amounts. Accrued interest and a portion of the instalment payment due under the Fortis Loan Facility are paid monthly to the retention account. Payment of interest to the lenders is charged to the retention account on a quarterly basis.

Below are restricted cash items at December 31, 2003 and 2004:

	As of December 31,
	2003	2004
	USD	USD
	(amounts in thousands)
Retention account – Fortis Loan Facility	4,434	5,638
Amount pledged as collateral for bank guarantees to suppliers and foreign exchange deposit	108	493
Taxes withheld from employees	547	791

Total restricted cash	5,089	6,922

NOTE 3. Rigs, machinery and equipment

     Depreciation expense was USD 20.6 million, 41.3 million (excluding asset impairment write-down of USD 183.7 million) and USD 48.1 million for 2002, 2003, and 2004, respectively.

The following table includes activity in long-lived assets for the years ended December 31, 2003 and 2004:

	Semi-
	submersible
	rig and spare	EDP/office	Exploration
	equipment	equipment	drilling cost	Total
	USD	USD	USD	USD
		(amounts in thousands)
Cost at December 31, 2003	1,345,895	1,548	0	1,347,443
Additions in 2004	25,093	—	14,287	39,380
Unsuccessful exploration expenses	—	—	(14,287)	(14,287)

Cost at December 31, 2004	1,370,988	1,548	—	1,372,536

Accumulated depreciation at December 31, 2003	252,445	1,268	—	253,713
Depreciation in 2004	48,019	100	—	48,119

Accumulated depreciation, write-down and expensed exploration costs at December 31, 2004	300,464	1,368	—	301,832

Book value at December 31, 2004	1,070,524	180	—	1,070,704

     In the first quarter 2003, the Company recorded a write-down of Eirik Raude amounting to USD 183.7 million as a consequence of a change in the accounting standard in Norway regarding impairment of long lived assets that became effective January 1, 2003. According to the new accounting standard, a write-down is required if the total net estimated discounted future cash flows are lower than the carrying amount of the asset. In previous years this impairment test was based on undiscounted cash flows. The most important assumptions used as the basis for calculating the write-down of Eirik Raude was a day rate of USD 200,000 per day, an average earnings efficiency of 92%, a risk adjustment of 10% and a cost of USD 75,000 per day. The cash flow was discounted using a real risk free discount rate of 3.0%. For Leiv Eiriksson the most important assumptions used to evaluate the rig value was an average day rate of USD 190,000 per day, an average earnings efficiency of 92%, a risk adjustment of 10% and a cost of USD 80,000 per day.

The cash flow was discounted using a real risk free discount rate of 3.0%. No write-down was recorded for Leiv Eiriksson.

     At the December 2004 year end a new impairment test was performed with the result that no impairment write-down had to be recorded for either Eirik Raude or Leiv Eiriksson. The most important assumptions used in evaluating the rig value for Eirik Raude are a day rate for year one of USD 272,000, for years two to four a day rate of USD 300,000 and thereafter a day rate of USD 250,000. Other key assumptions are an average earnings efficiency of 94%, a risk adjustment of 10% and a cost of USD 117,000 per day. The cash flow is discounted using a real risk free discount rate of 2.22%. For Leiv Eiriksson the most important assumptions used to evaluate the rig value are a day rate for year one of USD 240,000, for years two to four a day rate of USD 250,000 and thereafter a day rate of USD 200,000. Other key assumptions are an average earnings efficiency of 94%, a real risk adjustment of 10% and a cost of USD 86,700 per day. The cash flow is discounted using a risk free discount rate of 2.22%.

     As a result of the stronger market for drilling services, appraisals of our two rigs Leiv Eiriksson and Eirik Raude have increased significantly over the year. For debt covenant purposes, the Company obtains limited-use appraisals for the rigs on a regular basis from two independent brokers to support the outstanding loans. Even though the most recent broker appraisals received have shown a major increase in 2004, the values are lower than the book values of the rigs as of December 31, 2004. The Company’s view is that, in the absence of any sale of a comparable rig for a substantial period of time, these estimates do not reflect the present earnings potential of the rigs as demonstrated by recent contracts. The Company also believes that the new-build price for comparable rigs would have increased significantly over recent years due to higher prices for materials, increases in the US dollar value for equipment denominated in EUROS and the current high backlog at shipyards.

     Exploration drilling costs are related to the Company’s participation in the Weymouth well through a farm out agreement with EnCana Corporation. The two other partners are EnCana and Shell. Ocean Rig’s total share of the cost was USD 22.3 million. In May 2004, Ocean Rig announced that the Weymouth well, was unsuccessful and was being abandoned. As a result, the exploration cost was expensed in 2003 and 2004.

NOTE 4. Trade receivables and other current receivables and deferred mobilization cost

4.1 Trade receivables non-related parties

	As of December 31,
	2003	2004
	USD	USD
	(amounts in thousands)
Trade receivables non-related parties	3,953	9,945

Provision for uncollectible accounts	(1,427)	(1,514)

Net trade receivables non-related parties	2,526	8,431

Total write-offs and provisions for receivables recognized in expense	(1,427)	(87)

Provision for bad debt January 1	—	(1,427)
Increase during period, recognized in expense	(1,427)	(87)
Decrease during period, recognized in expense	—	—

Provision for bad debt as of December 31	(1,427)	(1,514)

     The Company has a few large customers which are mainly major oil companies. The credit risk is therefore evaluated by the Company to be low. Reference is made to Note 22 – Segment Information. The maximum loss from accounts receivable if customer failed completely to perform is USD 5.4 million as of December 31, 2004.

4.2 Other current receivables and deferred mobilization cost

	As of December 31,
	2003	2004
	USD	USD
	(amounts in thousands)
Market value financial instruments	717	880
Prepaid personnel expenses	915	512
Receivables from joint venture	3,885	—
Deferred mobilization cost	—	5,314
Other current receivables	2,140	2,166

Other current receivables	7,657	8,872

NOTE 5. Salaries and other personnel expenses and Other Operating and Administrative Expenses

5.1 Salaries and other personnel expenses

	Year ended December 31,
	2002	2003	2004
	USD	USD	USD
	(amounts in thousands)
Salaries	17,180	11,837	15,467
Social security taxes	2,049	1,900	2,468
Net pension cost	695	804	644
Other personnel expenses	3,151	2,522	6,217
Capitalized as part of construction in progress (*)	(2,523)	—	—

Total salaries and other personnel expenses	20,552	17,063	24,796

(*)	Expenses related to personnel working directly with the rig construction projects were capitalized as part of construction in progress.

5.2 Other Operating and Administrative Expenses

	Year ended December 31,
	2002	2003	2004
	USD	USD	USD
	(amounts in thousands)
Legal fees	2,467	396	829
Other fees (including engineering and service personnel related to preparation for operations)	25,252	9,257	1,892
Materials used related to preparation for operations	12,097	18,142	—
Fees/ Rig operating expenses	—	3,354	26,609
Travel and marketing	1,338	—	2,223
Lay-up expenses (Baredecks No. 3 and 4)	246	1,867	—
Office and administrative expenses	6,399	1,218	9,964
Bad debt provisions	—	1,427	87
Loss on sale of assets	282	—	—
Other	527	336	—

Total other operating and administrative expenses	48,608	35,997	41,604

NOTE 6. Interest and Other Financial Income

	Year ended December 31,
	2002	2003	2004
	USD	USD	USD
	(amounts in thousands)
Interest income	2,749	342	445
Foreign currency gains	125,586	113,981	71,074

Total	128,335	114,323	71,519

NOTE 7. Interest and Other Financial Expenses

	Year ended December 31,
	2002	2003	2004
	USD	USD	USD
	(amounts in thousands)
Interest expense (*)	(62,651)	(42,002)	(46,770)
Less: capitalized interest expenses	39,820	—	—
Amortization and write down of capitalized debt issuance costs and conversion rights	(5,267)	(7,909)	(5,063)
Foreign currency losses	(11,606)	(92,286)	(78,721)
Other financial expenses	(57)	(1,965)	(1,743)

Total	(39,761)	(144,162)	(132,297)

(*)	Reference is made to accrued interest in note 8 – Notes and Loans and to paid interest in note 17 – Supplemental Cash Flow Information

NOTE 8. Notes and loans

		As of December 31,
		Amount outstanding		Accrued interest		Security
		2003	2004	2003	2004
		USD	USD	USD	USD
			(amounts in thousands)
Note	Short-term debt
10.1	Convertible bonds – 2000 (*)	—	23,100	—	575	None
	USD 4 million short-term bonds	4,000	—	50	—	Inventory

	Total short-term bonds	4,000	23,100	50	575

	Long-term debt
10.2	Mandatory Convertible Bonds 2002/2005	86,075	1,896	—	—	None
	less unamortized balance of warrants and conversion rights	(5,328)	(48)	—	—
10.1	Convertible bonds – 2000 (*)	58,876	—	4,167	—	None
10.3	7% Convertible bonds 2004/ 2007	—	6,822	—	253	None
10.4	11% Callable bond 2004/ 2009	—	114,322	—	2,653	None
9.1	1998 Notes and Loans (USD 350 million)	350,000	350,000	2,481	2,736	1st priority Leiv Eiriksson 2nd priority Eirik Raude
9.2	Fortis facility (USD 99.25 million)	99,250	99,250		864	1st priority Eirik Raude

	Total long-term bonds and loans	588,873	572,242	6,648	6,506

	Total bonds and loans	592,873	595,342	6,698	7,081

(*)        Convertible bonds 2000 are due in 2005 and are therefore classified as short term debt as of December 2004.

Booked value of assets pledged as security, as of December 31, 2004 (amounts in thousands):

USD
Leiv Eiriksson	480,411
Eirik Raude	591,361

As of December 31, 2004 the Company’s debt had the following repayment structure:

	Payments due by Period
		Less than	1 - 3	3 - 5	More than 5
	Total	1 year	years	years	years
	USD	USD	USD	USD	USD
			(amounts in thousands)
Convertible bonds - 2000	23,100	23,100	—	—	—
Mandatory Convertible Bonds	1,896	1,896	—	—	—
7% Convertible bonds 2004/ 2007	6,822	—	6,822	—	—
11% Callable bond 2004/ 2009	114,322	—	—	114,322	—
1998 Notes and Loans (USD 350 million)	350,000	—	—	350,000	—
Fortis facility (USD 99.25 million)	99,250	—	—	99,250	—

Total	595,390	24,996	6,822	563,572	—

NOTE 9. 1998 Notes and Loans and Floating-Rate Loan Credit Facility

9.1. 1998 Notes and Loans

     At December 31, 2004 and 2003 Ocean Rig had long-term debt with a face value of USD 350 million related to financing of the construction projects for Leiv Eiriksson and Eirik Raude. It was issued in May 1998 by Ocean Rig Norway, a wholly owned subsidiary of Ocean Rig ASA. The USD 350 million debt consists of 10-1/4% Secured Notes Due 2008 (the “1998 Notes”) with a face value of USD 225 million and Floating Rate Secured Loans Due 2008 (the “1998 Loans”) with a face value of USD 125 million. The interest rate in respect of the 1998 Loans is LIBOR + 4.75%. Average interest rate was 6.5% in 2004.

     At December 31, 2004 the fair market value of the 1998 Notes was estimated to be approximately 103.25% of the principal amount, or USD 232.3 million based on quoted trading prices in the secondary market.

     Ocean Rig ASA and the two rig companies owning Leiv Eiriksson and Eirik Raude have fully and unconditionally guaranteed the 1998 Notes and the 1998 Loans on a joint and several basis. The 1998 Notes and the 1998 Loans, contain covenants typical in bond financing (including inter alia restrictions on additional indebtedness, creation of liens, sale of assets and payments of dividends). The 1998 Loans are fully redeemable at par. The 1998 Notes are fully redeemable at a 3.4% premium, reducing to 1.7% from June 1, 2005.

     The 1998 Notes and the 1998 Loans are secured by a first priority charge in respect of Leiv Eiriksson and related assets and a second priority charge (subordinate to the USD 99.25 million Fortis Facility, described below) on Eirik Raude and related assets.

9.2 Floating Rate Loan Facility — USD 99.25 million Fortis Facility

     In November 2001, the Group entered into an agreement with Nordea Bank Norge and Fortis Bank (the Fortis Facility) for a six year term loan for an amount up to USD 99.25 million to refinance existing debt. The Fortis facility was drawn down on June 28, 2002. The loan has a six year term with final payment on February 28, 2008. The loan has no instalments but Ocean Rig is required to pay on a monthly basis an amount which currently is approximately USD 1.43 million to a restricted retention account. The amount in the restricted account can only be used to pay interest or repay the loan. The loan may be repaid at any time without penalty and is secured by a first priority security in Eirik Raude and related assets.

     Interest on the Fortis Facility accrues at a rate equal to LIBOR plus a margin of 2.75% and is paid monthly to the retention account. The Fortis Facility includes covenants typical for bank loans, including a requirement that the Company shall have a minimum balance of unrestricted cash reserves and certain financial covenants such as maintaining a positive working capital and minimum value adjusted equity. The average interest rate in 2004 was 4.2%.

     In May 2004, an amendment to the Fortis Agreement was agreed whereby approximately USD 7.21 million previously paid into retention would be released from the restricted account for the purpose of improving the working capital at the time. Out of this amount, USD 3.74 million shall be repaid into the restricted account over a period of 14 months. The balance shall be repaid into the restricted account over the life of the Fortis Facility.

     Taken into consideration the amendments mentioned above the Company was in compliance with all financial covenants at December 31, 2004.

NOTE 10. Long term bonds

10.1 Convertible Bonds 2000

     In 2000, convertible bonds with total face value of NOK 500 million were issued. These comprise a 13% Subordinated Convertible Bond Issue 2000/2005 with a face value of NOK 200 million and an 11% Subordinated Convertible Bond Issue 2000/2005 with a face value of NOK 300 million. No security has been provided for the convertible loans. The loans and the associated interest are subordinate to all the other debt of the Company and pari passu with all other unsecured subordinated debt of the Company.

     During August and September 2002, NOK 107 million of the NOK 500 million loans were converted to the new Mandatory Convertible Bond 2002 / 2005.

     In October 2004, a further NOK 83 million and NOK 170.5 million of the 13% and 11% Convertible Bonds, respectively were voluntarily redeemed and prepaid in exchange for a corresponding participation in the Company’s new 11% Bond (described below). The combined outstanding amount under the 13% and 11% Convertible Bonds as of December 31, 2004 was NOK 139.5 million (book value USD 23.1 million). The 13% and 11% Convertible Bonds mature on May 25, 2005. All interest payments due have been made according to the terms of the agreements.

				Remaining
	Face value		Subscribed in	loan balance
	voluntarily	Conversion	Callable	after
(amounts in NOK thousands)	redeemed	ratio	bond	exchange	Strike
NOK 200 million 13% convertible bond	83,000	100%	83,000	51,000	228.3

NOK 300 million 11 % convertible bond	170,500	100%	170,500	88,500	244.5

Total converted	253,500		253,500	139,500

     The bondholders have the right to convert the bonds to shares in Ocean Rig ASA at NOK 228.30 and 244.50 per share respectively at any time during the period from the issue of the loan until May 25, 2005 (the redemption date of the bonds).

     At December 31, 2004, the fair market value of the 13% convertible bond of NOK 51 million and the 11% convertible bond of NOK 88.5 million was estimated at 102.12% (NOK 52 million) and 101.40% (NOK 89.7 million) respectively, based on estimated market value.

10.2 Mandatory Convertible Bonds 2002 / 2005

     The Company issued a zero coupon long term convertible bond in August and September 2002 with a total face value of NOK 669.5 million. The loan matures in whole August 22, 2005, at which time the full outstanding principal balance becomes due. The bondholders may convert the loan into shares in the Company at a conversion rate of NOK 35 per share at any time during the term of the loan. The bondholders are obligated to convert outstanding bonds at the maturity date of the loan if such conversion is required by the Company, unless the Company undergoes debt negotiations or bankruptcy proceedings have been initiated. The loan is subordinated to all other debt of the Company, whether subordinated or not.

Conversion of the Mandatory Convertible Bond 2004:

(amounts in thousands)	Norwegian kroner
Mandatory Convertible Bonds at December 31, 2003	574,553
Converted during 2004	563,101

Mandatory Convertible Bonds at December 31, 2004	11,452

     From December 31, 2003 to November 3, 2004 bonds with a nominal value of NOK 95.238 million were converted into 2,721,083 shares in the Company.

     On November 3, 2004, the Company offered a collective conversion into shares at NOK 35 per share in exchange for a 1% conversion fee. At the expiry of the offer period, investors representing Mandatory Convertible Bonds with a nominal value of NOK 467,863 million, or 97.6% of the outstanding bonds at the time of offer were converted into 13,367,495 shares.

     The outstanding amount of Mandatory Convertible Bonds on December 31, 2004 was NOK 11.452 million (book value USD 1.9 million). The outstanding loan balance at can be converted to 327,200 shares in the Company.

     The fair market value of the Mandatory Convertible Bonds was estimated at 83% representing NOK 9.5 million at December 31, 2004, based on estimated market value.

Allocation of value to warrants and conversion rights:

     In determining the fair value of the warrants, the Company estimated, as of the issue date, the probability for the warrants to become exercisable to be 20% and a total of NOK 47.8 million were allocated to the fair value of the warrants. In addition NOK 26.8 million was allocated to the intrinsic value of the conversion feature embedded in the bonds. The total value of 74.6 million was recorded as a reduction to the debt balance and an addition to equity and is amortized as interest expense over the term of the bonds. The remaining unamortized balance at December 31, 2003 and 2004 was NOK 35.6 million (USD 5.3 million) and NOK 0.3 million (USD 0.1 million) respectively. During 2004 the balance was reduced by NOK 35.3 million (USD 5.2 million), of which NOK 17.9 million (USD 2.7 million) was recorded as other financial expenses and NOK 17.4 million (USD 2.6 million) was charged to equity as a consequence of debt conversions.

10.3 7% Convertible bond 2004 / 2007

     The Company issued a 7% convertible bond with a face value of NOK 104.9 million (USD 15.2 million at historical exchange rate) in June 2004. The bonds are due in June 2007. The bonds were redeemable at the Company’s option at any time prior to December 22, 2004 at a price of 130% of the issue price. The Company did not use the right to redeem any of the bonds. The bondholders may convert the loan into shares in the Company at a conversion rate of NOK 19 per share at any time during the term of the loan. Interest is payable in June each year.

     No security has been provided for the convertible bond. The loan shall rank pari passu with all other unsecured subordinated debt of the Company. The loan agreement also imposes certain structural restrictions on the Company.

     In October and December 2004, 60.7% or a total of NOK 63.7 million were converted into 3,352,631 shares. As of December 31, 2004 the outstanding amount was NOK 41.2 million (book value USD 6.8 million). No interest payment has yet become due.

     The fair market value of the 7% convertible bond 2004/2007 was estimated at 153% representing NOK 63 million at December 31, 2004, based on estimated market value.

10.4 Callable bonds 2004 / 2009

     In October 2004 the Company issued senior unsecured bonds with a face value of NOK 630 million 11% (tranche 1 — book value USD 104.3 million) and a face value of USD 10 million 11% (tranche 2) to refinance short term debt maturities and improve working capital. Repayment is due in full in October 2009. The bonds are callable at 103% up to October 15, 2005 and at 102.5% up to May 15, 2006. Annual interest payment is due each October.

     No security has been provided for the callable bonds. The loan shall rank pari passu with all other unsecured subordinated debt of the Company. The loan agreement also imposes certain structural restrictions on the Company.

     Proceeds of NOK 83 million and NOK 170.5 million of the proceeds were used to redeem 13% and 11% Convertible Bonds, respectively, and NOK 148.0 million was used to prepay the USD 20.5 million bridge loan, incurred in May 2004. The balance of proceeds net of financing cost has been added to the Company’s working capital.

     At December 31, 2004 the fair market value of the callable bonds 2004/2009 was 102.25% for the NOK 630 million tranche and 102% for the USD 10 million tranche, representing NOK 644.2 million and USD 10.2 million respectively, based on estimated market value.

NOTE 11. Debt Issuance Costs

     Capitalized debt issuance cost is amortized over the term of the related debt. Total amortization and write-down of debt issuance costs amounted to USD 5.2 million, USD 3.3 million and USD 2.4 million in 2002, 2003 and 2004, respectively. In addition, USD 1.1 million was recorded as a reduction of equity as a consequence of debt conversions in the Mandatory Convertible Bonds 2002/ 2005 and the 7% Convertible Bonds 2004/ 2009. The unamortized debt issuance costs, which is included in long-term receivables and other non-current assets, amounts to USD 8.9 million and USD 9.5 million at December 31, 2003 and December 31, 2004 respectively.

NOTE 12. Income Tax Expense

     A summary of taxable income/(loss), annual tax expense, temporary and permanent differences and the calculation of deferred taxes is presented below.

Allocation of income/(loss) before tax
	2002	2003	2004
	USD	USD	USD
	(amounts in thousands)
Norway	67,453	(203,476)	(87,932)
Outside Norway	(31)	(9,466)	(13,089)

Total	67,422	(212,942)	(101,021)

	Year ended December 31,
	2002	2003	2004
	USD	USD	USD
	(amounts in thousands)
Current tax expense	3	—	1,266
Deferred tax expense	—	—	—

Taxes	3	—	1,266

Foreign tax expense	3	—	1,266

     The temporary differences and tax loss carry forwards giving rise to deferred tax assets (liabilities) were as follows as of December 31, 2003 and 2004.

	December 31,
	2003	2004
	USD	USD
	(amounts in thousands)
Accrued expenses	1,113	4,892
Tax loss carry forwards	552,507	886,436

Temporary differences giving rise to deferred tax assets	553,620	891,328
Accelerated depreciation of assets for tax purposes	(160,105)	(275,620)
Pension asset	(1,049)	(1,545)

Temporary differences giving rise to deferred tax liabilities	(161,154)	(277,165)
Net temporary differences and tax loss carry forwards	392,466	614,163

     The tax effect of temporary differences and tax loss carry forwards giving rise to deferred tax assets (liabilities) were as follows as of December 31, 2003 and 2004.

	December 31,
	2003	2004
	USD	USD
	(amounts in thousands)
Accrued expenses	312	1,370
Tax loss carry forwards	147,498	223,357

Total deferred tax assets	147,810	224,727
Accelerated depreciation of assets for tax purposes	(44,829)	(77,174)
Pension asset	(294)	(432)

Total deferred tax liabilities	(45,123)	(77,606)
Net deferred tax asset	102,687	147,121
Less valuation allowance	(102,687)	(147,121)

Net deferred tax assets	—	—

     Based on the Company’s historical taxable losses and the lack of certainty regarding the size of future taxable profits, the realizability of the deferred tax assets is uncertain. Accordingly, a valuation allowance has been recorded as of December 31, 2003 and 2004.

Tax losses carry forwards in Norway and Canada per December 31, 2004 expire as follows:

	Norway	Canada
Year	As of December 31, 2004	As of December 31, 2004
	USD	USD
	(amounts in thousands)
2008	18,634	—
2009	40,425	32,966
2010	105,971	8,685
2011	143,970	262,747
2012	27,430	—
2013	181,800	—
2014	136,386	—
Indefinitely	—	24,125

Total	654,616	328,523

     The Company has tax loss carry forwards in both Canada and Norway related to operations in Canada. In the table of tax effects of temporary differences and tax loss carry forward, the deferred tax assets in Norway related to these tax loss carry-forwards are included at the applicable statutory tax rate.

     Certain tax loss carry forwards in Norway has been disallowed in 2004. Tax loss carry forwards have been adjusted accordingly.

     Reconciliation between income tax expenses computed at Norway’s statutory income tax rate of 28% for the years ended December 31, 2002, 2003 and 2004, to Ocean Rig’s effective tax rate is as follows:

	Year ended December 31,
	2002	2003	2004
	USD	USD	USD
	(amounts in thousands)
28 % of profit / (loss) before taxes	18,878	(59,624)	(28,286)
Change in valuation allowance	(20,362)	58,907	44,434
Differences in tax rates	(698)	(4,073)	1,266
Effect of permanent differences	—	2,189	(467)
Changes in assessment of tax loss carry forwards and other differences	2,185	2,601	(15,681)

Income tax expense	3	—	1,266

NOTE 13. Earnings / (loss) per share

Basic earnings / (loss) per share are computed by dividing net loss by the weighted average number of common shares outstanding during the period.

Earnings/
				(loss)	Weighted	Diluted
	Earnings/(loss)	Weighted	Basic	applicable to	average shares	earnings /
	applicable to	average shares	earnings /	diluted	outstanding	(loss) per
	common shares	outstanding	(loss) per	shares	diluted	share
	(numerator)	(denominator)	share amount	(numerator)	(denominator)	amount
	USD		USD	USD		USD
Basic and diluted
earnings/ (loss) per
share	(Amounts in thousands, except for per share information)
For the year ended December 31, 2002:	67,419	19,074	3,53	68,490	27,645	2,48

For the year ended December 31, 2003:	(212,942)	54,570	(3,90)	(212,942)	54,570	(3,90)

For the year ended December 31, 2004:	(102,287)	66,890	(1,53)	(102,287)	66,890	(1,53)

     Basic earnings per share calculations are calculated based on the weighted average number of common shares outstanding during the period. When calculating diluted earnings per share, all potentially dilutive securities are included in the calculation. At December 31, 2003 and 2004 dilutive securities are excluded from the computation of diluted earnings per share due to their antidilutive effect.

     All figures relating to earnings per share and diluted earnings per share are adjusted to reflect the reverse split of the share (10:1) carried out May 21, 2003.

Reconciliation of the numerator and denominator for calculation of basic and diluted earning / (loss) per share is as follows:

Numerator:
	Year ended December 31,
	2002	2003	2004
Income (loss) applicable to common shares	67,419	(212,942)	(102,287)
Financial expense attributable to mandatory convertible debt	1,071	—	—

Income (loss) applicable for calculation of dilutive earnings (loss) per share	68,490	(212,942)	(102,287)

Denominator:
	Year ended December 31,
	2002	2003	2004
Basic weighted average shares outstanding	19,074	54,570	66,890
Effect of dilutive securities:
Mandatory convertible debt	6,760	—	—
Warrants	1,811	—	—

Diluted weighted average shares outstanding	27,645	54,570	66,890

     Anti-dilutive effects corresponding to 2.0 million, 20.5 million and 17.7 million shares in 2002, 2003 and 2004 respectively, are not considered in the above table.

NOTE 14. Related Party Transactions

East Coast Drilling Partnership (“ECDP”)

     From May 11, 2004, the bareboat charter for Eirik Raude was terminated, and the rig returned to Ocean Rig 2 AS (“OR2”). In accordance with the partnership agreement ECDP exercised their right to acquire certain assets fully financed by EnCana prior to the termination of the bareboat charter. The acquisition consists of five portable electrical generators valued at about Canadian dollars 7 million. On May 14, 2004 OR2 and EnCana mutually agreed, pursuant to the terms of the partnership agreement, to increase OR2’s equity share to 80 % of ECDP through an equity swap, where EnCana reduced their participation from the same date to 20%. The 50% board representation and voting rights remains unchanged.

     ECDP is a partnership formed by EnCana to provide energy related services to EnCana and other companies. Until May 14, 2004, Ocean Rig, through OR2, had a 5% ownership interest in ECDP and EnCana with subsidiaries had 95% ownership. Both parties had 50% board representation and voting rights in the Partnership. On November 1, 2002, the drilling rig Eirik Raude was delivered on a bareboat charter from its owner OR2 to ECDP. ECDP was responsible for all operations of the rig. Revenues received by OR2 from ECDP amounted to USD 47.0 million in 2003. OR2’s net negative investment in ECDP was USD 1.0 million as at December 31, 2003. The loss related to OR2’s interest in ECDP amounted to USD 0.5 million in 2003. At December 31, 2003, Ocean Rig had accounts payable to ECDP of USD 0.3 million.

     All outstanding balances in ECDP at May 14, 2004, were settled between the partners according to their original ownership shares in ECDP. For the period January 1- May 14, 2004 revenues received from ECDP by OR2 through the bareboat hire amounted to USD 15.7 million. OR2’s net negative investment in ECDP was USD 1.1 million at December 31, 2004. The loss related to OR2’s participation in ECDP amounted to USD 1.1 million for the period prior to May 14, 2004 at 5% participation and a profit of USD 0.2 million for the rest of 2004 at 80% participation. The negative balance at December 31, 2004 of USD 1.1 million represents OR2’s best estimate of maximum liability in relation to the incurred accumulated losses in ECDP.

     The activity in ECDP after May 14, 2004, is related to hiring out the five portable electrical generators. The rental agreement is with EnCana and is fixed during the period Ocean Rig has agreed to hold the 80% interest. At year end 2004 the generator business had generated a small profit. Ocean Rig has a put option of its 80% owner interest to EnCana, which can be exercised at any time after January 1, 2005. EnCana has a call option that can be exercised at any time after January 1, 2005.

     ECDP is accounted for in accordance with the equity method and is not consolidated. Ocean Rig does not have a controlling interest. EnCana has 50% voting rights as well as control of the administrative and accounting functions. EnCana also funds the acquisition of the generators and necessary working capital.

ECDP’s financial accounts at December 31, 2004 showed the following:

	For the year ended	For the year ended
Statement of Operations	December 31, 2003	December 31, 2004
	USD	USD
	(amounts in thousands)
Revenue	61,533	26,948
Operating expenses	74,612	28,316
Net financial gain (loss)	1,322	(2,193)

Profit (loss)	(11,757)	(3,561)

Balance Sheet	At December 31, 2003	At December 31, 2004

	USD	USD
	(amounts in thousands)
Total assets	3,216	8,256

Current liabilities	2,994	501
Long-term liabilities	21,461	32,554
Partners’ capital	(21,239)	(24,799)

Total liabilities and partners capital	3,216	8,256

Other

     Ocean Rig has issued a loan to Senior Vice President Operations Willy Torhaug. The balance outstanding as of December 31, 2004 was $ 0.199 million (NOK 1.2 million). The loan was issued prior to July 2002. The loan is interest bearing and has instalments over 5 years, ending 2008.

     In 2002 Ocean Rig had an agreement with Hydralift ASA related to the construction of the two drilling rigs “Leiv Eiriksson” and “Eirik Raude”. One of the board members, Bjarne Skeie, sold his shares in Hydralift ASA in December 2002 and as of December 31, 2002, Hydralift ASA is no longer considered as a related party to the Company.

NOTE 15. Pensions

Ocean Rig’s pension plans are overfunded, based on calculations from a third party independent actuary, therefore the Company reports pension assets at year end 2003 and 2004 included in Long-term receivables and other non-current assets. The Group has two retirement benefit plans for employees managed and funded through Norwegian life insurance companies. Pension liabilities and pension costs are calculated based on the actuarial cost method and the following assumptions were used for 2002, 2003 and 2004:

	As of December 31,
Weighted average assumptions: ,	2002	2003	2004
Discount rate	6.0%	5.5%	5.0%
Expected return on plan assets	7.0%	7.0%	6.0%
Expected rate of compensation increases	3.5%	3.5%	3.0%
Adjustments to the social security base	3.0%	3.0%	3.0%
Retirement pension increase rate	2.5%	2.5%	2.5%

	Year ended December 31,
	2002	2003	2004
Components of net periodic pension cost for :	USD	USD	USD
	(amounts in thousands)
Benefits earned during the year	598	753	657
Interest cost	125	154	127
Expected return on pension assets	(177)	(233)	(248)
Amortization of net accumulated changes in estimates	18	25	4
Other pension cost	131	105	104

Net periodic pension cost	695	804	644

     The expected return on plan assets are based on historical returns as well as expectations for future returns.

     The Company’s prepaid pensions (over-funded plans) at December 31, 2003 and December 31, 2004 are included in long-term assets, and are specified below:

	As of December 31,
	2003	2004
	USD	USD
	(amounts in thousands)
Present value of accumulated benefit obligation	(2,925)	(2,545)
Effect of projected salary increase	(983)	(935)

Projected benefit obligation	(3,908)	(3,480)
Fair value of plan assets	4,143	3,550
Unrecognized net changes in estimates	814	1,483

Prepaid pensions	1,049	1,553

Fair value of benefit obligations

	As of December 31,
	Total
	2003	2004
	USD	USD
	(amounts in thousands)
Projected benefit obligation at January 1	3,226	3,908
Actuarial loss/ (gain)	(393)	(1,543)
Benefits earned during the year	753	657
Interest cost on prior year’s benefit obligation	154	127
Pensions paid during the year	0	(8)
Exchange gain/(losses)	168	339

Projected benefit obligation at December 31	3,908	3,480

Fair value of plan assets

	As of December 31,
	Total
	2003	2004
	USD	USD
	(amounts in thousands)
Fair value of plan assets at January 1	3,691	4,143
Actuarial loss/ (gain)	(686)	(424)
Actual return on plan assets	233	(1,388)
Company contributions	724	892
Pension paid during the year	0	(8)
Exchange gain/ (losses)	181	335

Fair value of plan assets at December 31	4,143	3,550

Status of pension plans reconciled to Consolidated Balance Sheet

	As of December 31,
	Total
	2003	2004
	USD	USD
	(amounts in thousands)
Funded status of plans at December 31	235	70
Unrecognized net changes in estimates	814	1,483

Total net prepaid pension recognized at December 31	1,049	1,553

     The Company’s pension funds are managed by an independent life-insurance company that invests the Company’s funds according to Norwegian law. The law requires a low risk profile; hence the majority of the funds are invested in government bonds and high-rated corporate bonds.

     The Company’s estimate contribution to the pension plan for the fiscal year 2005 is USD 915,000.

Expected benefits to be paid:

The Company is solely responsible for the contribution to the pension plan. There will be no payments the next 5 years, but USD 449,000 will be paid for the years 2010 to 2014.

NOTE 16. Compensation to the Chief Executive Officer, the Board of Directors and the Company’s Auditor

     In 2004, the Chief Executive Officer (CEO) of Ocean Rig ASA received a salary of USD 256,008 (NOK 1,725,753) and other compensation of USD 1,077 (NOK 7,261). Pension expenses for 2004 amounted to USD 63,720 (NOK 429,540). At December 31, 2004 the Chief Executive Officer held 500,000 share options in Ocean Rig ASA with an exercise price for 83,333 options of NOK 10, for 83,334 options of NOK 12, for 83,333 options of NOK 14 and for 250,000 options of NOK 18 (average exercise price was NOK 15 for each option). The share options were granted during 2003 as part of the Company’s share option program to directors and management. The Chief Executive Officer did not exercise any options during 2004. If the CEO is requested to resign from his position, he is entitled to severance pay equal to 12 months salary with a 50% reduction of salary received from a new employer. Reference is made to note 23 — Subsequent Events.

     Each member of the Board elected for the period ending at the General Assembly in 2004 received a board remuneration of USD 44,504 (NOK 300,000), adjusted according to Board members’ service period. Four members of the Board were granted in aggregate 3,200,000 share options in Ocean Rig ASA in 2003, with an exercise price of NOK 15. The Executive Chairman was granted 1.800.000 share options on terms applicable to management. No options were exercised by Directors during 2004.

     The Chairman of the board, Geir Aune, has throughout 2004 received compensation of USD 323,597 including board remuneration. Geir Aune has a temporary employment agreement with the Company for the period January 1, to December 31, 2005, which entitles him to a compensation of USD 23,410 per month in addition to board remuneration. Geir Aune can terminate the agreement with two months’ notice and he is entitled to payment through the notice period. The Company can terminate the contract at any time, however, the compensation is guaranteed through December 2005. If the Company terminates the contract after July 31, 2005 the compensation is guaranteed for six months.

     Fees paid to the Company’s auditor related to statutory audit amounted to USD 324,144 for the Ocean Rig Group in 2004. Audit related fees amounted to USD 106,580, fees related to tax services amounted to USD 34,548 and other fees amounted to USD 1,471. Of the total paid and accrued fees, USD 323,847 relates to Ocean Rig’s present auditors and USD 142,896 to the predecessor firm.

NOTE 17. Supplemental Cash Flow Information

	As of December 31,
		Total
	2002	2003	2004
	USD	USD	USD
	(amounts in thousands)
Cash paid during the year for:
Interest, net of amounts capitalized	22,304	41,974	39,689
Taxes	3	—	1,266

NOTE 18. Shareholders’ Equity

Common shares

     There is only one class of common shares, and each common share is entitled to one vote. Dividends are proposed by the Board of Directors and subject to final approval by the Annual General Meeting based upon the Company’s distributable equity, financial condition, results of operations and cash flows, as well as other factors the Board of Directors may deem relevant. In May 2003, the par value of the Company’s shares was increased from NOK 1.0 per share to NOK 10.0 per share as a result of a reverse split of shares in the ratio 10:1. As of December 31, 2004, the Company had authorized 95,608,347 shares at par value NOK 10.0, of which 83,506,423 shares were issued and outstanding.

     The Company had 6,255 registered shareholders (including nominee accounts) at December 31, 2004. Among the 20 largest shareholders (including nominee accounts), the following had ownership of more than 1%:

	Shareholder	Number of shares	Ownership (%)

1	Sinvest Asa	11,986,922	14.35%
2	Goldman Sachs & Co Equity Nontreaty	10,733,804	12.85%
3	Morgan Stanley & Co	10,484,185	12.55%
4	Credit Suisse First (Europe)	9,754,263	11.68%
5	Goldman Sachs Intern Equity House	4,586,934	5.49%
6	Odin Norden	4,351,386	5.21%
7	Deutsche Bank Ag Lon	4,314,378	5.17%
8	Teigen Frode C/O Thoresen Thai	2,500,000	2.99%
9	Morgan Stanley And C Clients Safe Custody	2,069,575	2.48%
10	Odin Norge	1,567,976	1.88%
11	Credit suisse first (europe) ltd./firms	1,496,227	1.79%
12	Fidelity Funds-Nordi Brown Brothers	1,399,200	1.68%
13	Odin Offshore As	1,100,000	1.32%
14	Goldman Sachs Intern Equity Nontreaty	1,013,413	1.21%

Share issuances for cash

     In January 2003, the Company issued 35,151,298 shares at an issue price of NOK 1.0 per share. The share capital increased by NOK 35.2 million equalling net proceeds received.

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

     In February and March 2004, the Company issued 50,000 shares related to the exercise of options in the Company’s share option program. The share capital increased by NOK 0.5 million to NOK 642,655,280 and net proceeds to the Company amounted to NOK 0.7 million.

Shares owned by board members and senior management

     As of December 31, 2004 board members and senior management owns shares in Ocean Rig as follows:

Name	Position	Shares

Directors
James F. Skouverøe	Director	7,568
Morten Borge	Director	36,656
Bjarne Skeie (1)	Director	—
Roy Mosvold	Director	338,583

Senior Management
Thor Kristian Haugnæss	President	36

(1)	Bjarne Skeie controls directly or indirectly 36.6% of the shares in Sinvest ASA which owns 11,986,922 shares in Ocean Rig ASA. He also controls Skeie Group which owns 103,742 shares in Ocean Rig ASA

NOTE 19. Share Based Incentive Programs

     Activity in the Company’s share option plans for the three years ended December 31, 2002, 2003 and 2004 was as follows:

	Exercise price greater than		Exercise price less than grant date
	grant date share fair value		share fair value		Total
	Number	Weighted average	Number	Weighted average	Number	Weighted average
	of Shares	exercise price	of Shares	exercise price	of Shares	exercise price

		(NOK)		(NOK)		(NOK)
Outstanding at December 31, 2002	—	—	5,545,500	3.50	5,545,500	3.50

Granted	7,660,000	15.00	—		7,660,000	15.00

Cancelled	—		(5,545,500)	3.50	(5,545,500)	3.50

Outstanding at December 31, 2003	7,660,000	15.00	—		7,660,000	15.00

Exercised	(50,000)	13.80	—		(50,000)	13.80
Granted	—		140,000	15.00	140,000	15.00
Expired	(80,000)	15.75	—		(80,000)	15.75

Outstanding at December 31, 2004	7,530,000	15.00	140,000	15.00	7,670,000	15.00

     At the Company’s Ordinary General Meeting on May 16, 2003, a share based incentive program (2003 Option Program) was approved for the issue of up to 8,800,000 options to the management and Board members. 1,800,000 options were allocated to the Executive Chairman, 800,000 were allocated to each of the other Board members and 3,000,000 were allocated to management. Any options outstanding under the plan authorized by the Company’s Extraordinary General Meeting in August 2002 were cancelled.

     Subsequent to the General Meeting on May 16, 2003, four of the Board members purchased options under the 2003 Option Program to subscribe a total of 3,200,000 shares with strike price of NOK 15 for a total consideration of NOK 801,528 (USD 120,241). The options were fully vested at grant date. The board members were able to recover the consideration paid for the options if they were not re-elected and the options expired as a result.

     For management and the Executive Chairman options were granted in packages each consisting of three options with an exercise price of NOK 10.00, NOK 12.00 and NOK 14.00, respectively, and three options with an exercise price of NOK 18.00. The options vested over 12 months, with 40% becoming exercisable by August 31, 2003, 20% by November 30, 2003, 20% by February 28, 2004 and 20% by May 31, 2004. The 1,800,000 options to the Executive Chairman were granted in the General Meeting for a total consideration of USD 59,400, payable prorata according to the vesting schedule. Options to management were granted on June 18, 2003. At grant date the options had no intrinsic value and therefore, no compensation expense was recorded. As of December 31, 2004 a total of 2,670,000 options of the 3,000,000 options reserved for management, had been granted to management for a total consideration of USD 90,420 payable prorata according to the vesting schedule. Management option holders will be able to recover the consideration paid for the options if their employment is terminated without cause and the options expire as a result.

     In the first quarter of 2004 two members of management exercised a total of 50,000 options, with an average exercise price of NOK 13.80, upon leaving the company and another three members of management were granted 140,000 options with an average exercise price of NOK 15.00.

     In an extraordinary general meeting on December 22, 2004 the options granted in 2003 and expiring in December 2004 were extended until January 3, 2005. Further, the extraordinary general meeting approved changes in the terms of the share option program allowing for cash settlement of the share options. As a consequence of allowing for cash settlement the calculated liability from the gain of the option program at December 22, 2004 of USD 11.9 million, was charged to equity. At December 31, 2004, the liability was, due to lower share price, reduced to USD 11.4 million. The reduction of USD 0.5 million was recorded as salaries and other personnel expenses. In addition, an accrual of USD 3.4 million is made for related social security taxes at December 31, 2004.

     In the event that a transaction (change of control, merger, demerger, or sale of both drilling rigs) is completed and the option holder resigns, all options become exercisable and vested. The options are non-transferable.

At December 31, 2004 the following options are granted and vested:

Total options
Executive Chairman	1,800,000
Members of the Board	3,200,000
Management	2,670,000

	Granted	Vested	Exercise price	Last exercise date
Chairman	300,000	300,000	NOK 10	Jan 3, 2005
	300,000	300,000	NOK 12	Jan 3, 2005
	300,000	300,000	NOK 14	Jan 3, 2005
	900,000	900,000	NOK 18	Jan 3, 2005

Members of the Board	3,200,000	3,200,000	NOK 15	Jan 3, 2005

Management	445,000	445,000	NOK 10	Jan 3, 2005
	445,000	445,000	NOK 12	Jan 3, 2005
	445,000	445,000	NOK 14	Jan 3, 2005
	1,335,000	1,335,000	NOK 18	Jan 3, 2005

     The closing price of the shares at December 31, 2004 was NOK 28.50 which is higher than the exercise price (average NOK 15). Accordingly, accrual for social security tax has been recognized.

     At the Company’s Extraordinary General Meeting on December 22, 2004, a new share based incentive program (2004/2006 Option Program) was approved for the issue of options to aquire up to 6,200,000 shares to the management and Board members. 1,800,000 options were allocated to the Executive Chairman, 800,000 were allocated to the Deputy Chairman, 600,000 in aggregate were allocated to the other Board members and 3,000,000 were allocated to management and key employees. None of these share options were granted at December 31, 2004. The new options will become fully vested on December 29, 2005, and will expire on January 4, 2006. The exercise price of the new options was at January 5, 2005 determined to be NOK 28.565 per share. In order to qualify for the new options, participants who had options under the 2003 Option Program were obligated to retain 44.7% of their shares from exercising their options under the 2003 Option Program or, in the case of exercise of 2003 options for cash settlement, reinvest 44.7% of their profit from such exercise in Ocean Rig shares and retain such shares until the new options are vested.

NOTE 20. Disclosures about Fair Value of Financial Instruments

     The Company is exposed to changes in foreign currency exchange rates and changes in interest rates, which affect our results of operations and financial condition. The Company manages exposure to changes in foreign currency exchange rates through its normal operating and financing activities, as well as through the use of financial instruments. Generally, the Company may utilize foreign exchange cash deposits, forward contracts and options to operationally hedge currency exposure. These contracts do not qualify for hedge accounting. As of December 31, 2003 the Company had forward exchange contracts of USD 8.4 million outstanding with a fair market value of USD 0.7 million. As of December 31, 2004 the Company had forward exchange contracts of USD 6.3 million outstanding with a fair market value of USD 0.8 million recorded as other current receivables and deferred mobilization cost.

     Forward contracts are recorded at fair market value. Realized and unrealized gain and losses are recorded as financial items. The company has recorded a gain of USD 0.7 million and USD 0.8 million in 2003 and 2004 respectively.

     The following table summarizes the estimated fair value of the Company’s financial instruments as of December 31, 2003 and 2004:

	As of December 31,
	2003		2004
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	USD	USD	USD	USD
	(amounts in thousands)
Cash and cash equivalents	16,805	16,805	44,145	44,145
Restricted cash	5,089	5,089	6,922	6,922
Forward contracts	717	717	880	880
Short-term debt (1)	4,000	4,000	23,100	23,484
Long-term debt	449,250	438,000	563,572	573,432
Convertible loans	139,623	78,051	8,670	12,011

(1)	Short term debt in 2004 is convertible debt. Reference is made to note 10 — Convertible Bonds 2000.

  The amounts shown in the table are gross of unamortized discount and intrinsic value (reference is made to note 8 — Notes and Loans).

     The fair value of short term-debt is determined by reference to comparably rated debt instruments at these dates.

     The fair value of long-term debt and convertible loans is determined by reference to the market value of the Company’s publicly traded debt instruments, the estimated market value or comparably rated debt instruments at these dates.

NOTE 21. Commitments and Contingencies

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

Litigation

     Except for the matters discussed below, we are not a party to any material litigation other than routine legal proceedings incidental to our business.

•	Ocean Rig has received a counter claim from Halifax Shipyard relating to the last invoice for the construction of Eirik Raude in response to a significantly higher claim served by Ocean Rig. The Halifax Shipyard counter claim amounts to approximately USD 3 million. The counter claim is disputed by Ocean Rig.

•	Ocean Rig has received a tort claim from Willi Garry, a former Fried & Goldman employee, of approximately USD 1 million. Mr. Garry lost the related court case but has appealed. Management evaluates the possibility of suffering any losses in relation to this counter claim as remote.

Leases

     The Company has operating lease commitments for equipment and office space that expire at various dates. The Group has no leasing commitments after 2008. At December 31, 2004, the Group had the following minimum non-cancellable leasing commitments:

	Operating Leases	Subleases Income
	USD	USD
	(amounts in thousands)
2005	649	143
2006	224	—
2007	125	—
2008	92	—
2009	23	—

Total	1,113	143

     The Company recorded rent expense for 2002, 2003 and 2004 in the amount of USD 0.6 million, USD 0.5 million and USD 0.8 million respectively. The Company’s lease commitments are related to office space, flats and equipment in Norway.

     In the lease contract for office space in Stavanger the Company has an option to prolong the lease period for another 2 years.

NOTE 22. Segment Information

     During 2004 Leiv Eiriksson has been drilling under drilling contracts with ExxonMobil and BP, which kept the rig employed 7 months in 2004. The rig was idle for 5 months in 2004. Eirik Raude has been drilling offshore Canada for EnCana Corporation, offshore Cuba for Repsol, offshore Shetlands for BG International, and offshore Norway for Norsk Hydro. The rig underwent an upgrade in Norway during a 2 months yard stay in the fourth quarter, to prepare for drilling offshore Norway, in the North Sea and the Barents Sea. The rig has been employed all year, except for during yard stay to do the upgrade.

     The two rigs Leiv Eiriksson and Eirik Raude, commenced operations in February 2002 and November 2002, respectively. For the year ended December 31, 2002, 94% of consolidated revenues came from operations of the Company’s two drilling rigs under the respective drilling contracts. For the year ended December 31, 2003, 96% of consolidated revenues came from operations of the Company’s two drilling rigs. For the year ended December 31, 2004, 100% of consolidated revenues came from operations of the Company’s two drilling rigs.

     During 2003 Leiv Eiriksson was drilling under a drilling contract with ExxonMobile offshore Angola and Eirik Raude was operating offshore Canada on drilling contracts with EnCana Corporation, PetroCanada and Imperial.

     The Company’s investment in ECDP, which is accounted for using the equity method, is described in note 14 — Related Party Transactions.

     Operating segments are determined based on differences in the nature of their operations, and is consistent with management reporting and decision-making.

     The accounting policies of the segments are the same as those described in the “Summary of Significant Accounting Policies”. For investments see Note 3.

     The table below presents information about reported segments for the years ending December 31, 2002, 2003 and 2004:

	Offshore
	Drilling Operations	Other	Total
	USD	USD	USD
Year ended December 31, 2002
Operating revenues non-related parties	59,348	3,869	63,217
Operating revenues related parties	5,352	—	5,352

Total Operating revenues	64,700	3,869	68,569

Operating expenses	64,714	4,449	69,160
Depreciation	20,523	38	20,561

Operating profit/(loss)	(20,537)	(618)	(21,152)

Interest and financial income	128,142	193	128,335
Interest and financial expense	(39,524)	(237)	(39,761)

Income/ (loss) before income taxes	68,081	(662)	67,422

Total assets	1,317,299	2,627	1,319,926

	Offshore Drilling
	Operations	Other	Total
	USD	USD	USD
Year ended December 31, 2003
Operating revenues non-related parties	54,610	3,852	58,462
Operating revenues related parties	44,548	—	44,548

Total Operating revenues	99,158	3,852	103,010

Operating expenses	49,706	3,354	53,060
Depreciation, write-down	225,007	41	225,048
Exploration expenses	—	8,005	8,005

Operating profit / (loss)	(175,555)	(7,548)	(183,103)

Interest and financial income	114,323	—	114,323
Interest and financial expense	(144,162)	—	(144,162)

Income/ (loss) before income taxes	(205,394)	(7,548)	(212,942)

Total assets	1,138,712	1,329	1,140,041

	Offshore Drilling
	Operations	Other	Total
	USD	USD	USD
Year ended December 31, 2004
Operating revenues non-related parties	72,892	—	72,892
Operating revenues related parties	15,671	—	15,671

Total Operating revenues	88,563	—	88,563

Operating expenses	66,400	—	66,400
Depreciation	48,119	—	48,119
Exploration expenses	—	14,287	14,287

Operating profit / (loss)	(25,956)	(14,287)	(40,243)

Interest and financial income	71,519	—	71,519
Interest and financial expense	(132,297)	—	(132,297)

Income/ (loss) before income taxes	(86,734)	(14,287)	(101,021)
Total assets	1,150,691	—	1,150,691

     Geographic segment information offshore drilling operations:

     The revenue shown in the table below is revenue per country related to the Offshore Drilling Operation segment:

	Year ended December 31,
	2002	2003	2004
	USD	USD	USD
	(amounts in thousands)
Norway	—	—	13,283
Canada	5,352	44,548	15,671
Angola	59,348	54,610	37,868
Other	—	—	21,741

	64,700	99,158	88,563

     Essentially all long-lived assets are booked in Norwegian companies.

	Benign
	environment incl	Harsh environment
	Cuba and West	incl Canada, UK and
	Africa	Norway	TOTAL
	USD	USD	USD
	(amounts in thousands)
Year ended December 31, 2002
Operating revenues non-related parties	59,348		59,348
Operating revenues related parties		5,352	5,352
External revenues	59,348		64,700
Year ended December 31, 2003
Operating revenues non-related parties	54,610		54,610
Operating revenues related parties		44,548	44,548
External revenues	54,610	44,548	99,158

Year ended December 31, 2004
Operating revenues non-related parties	49,813	23,079	72,892
Operating revenues related parties		15,671	15,671
External revenues	49,813	38,750	88,563

     The revenue shown in the table below is from the Company’s major customers and is related to the Offshore Drilling Operation segment:

	Year ended December 31,
	2002	2003	2004
	USD	USD	USD
	(amounts in thousands)
Esso Exploration Angola	37,349	16,480	14,369
BP Exploration Angola	14,783	38,128	23,499
Cabinda Gulf oil Company	7,216	2	—
East Cost Drilling Partnership (*)	5,352	44,548	15,671
Norsk Hydro	—	—	6,786
Repsol	—	—	11,945
BG International	—	—	9,796
Statoil	—	—	6,497

(*)	Reference is made to note 14 — Related Party Transactions.

NOTE 23. Subsequent Events

Settlement of options to Board of Directors and Management

     With reference to the 2003 Option Program, directors and members of management exercised all 7,670,000 outstanding options in exchange for shares or cash settlement on January 3, 2005.

	Exercised 2003	Number of new	New options
Name	Options	shares	granted

Geir Aune	1,800,000	375,394	1,800,000
Jon R Aisbitt	800,000	800,000	800,000
Morten Borge	800,000	166,685	150,000	*
J Frithjof Skouverøe	800,000	166,672	150,000
Roy Mosvold	800,000	800,000	150,000	*

Kai Solberg-Hansen	500,000
Thor K Haugnæss	600,000	538,753	900,000
Christian Mowinckel	200,000	41,710	200,000
Robert M Warrack	200,000	200,000	200,000
Willy Tørhaug	300,000	31,282	150,000
Erling Meinich-Bache	150,000
Per-Hermod Rasmussen	50,000	7,820	37,500
Peter Oscar Andersen	30,000	30,000
Other option holders	640,000	247,987	1,150,000
Options cancelled (marked *)			(300,000)

TOTAL	7,670,000	3,406,303	5,387,500

*	Board members Morten Borge and Roy Mosvold were each granted 150.000 2004/06 options. They resigned from the Board on January 31, 2005, and consequently all options granted were cancelled.

     2,555,000 options were exercised in exchange for 2,555,000 shares at NOK 15 per share, corresponding to a total subscription amount of NOK 38.3 million. 5,115,000 options were exercised in exchange for cash settlement at NOK 28.5650 per share, the volume weighted average trading price between December 29, 2004 and January 5, 2005, less the strike price (averaging NOK 15 per share), corresponding to NOK 69.4 million.

     In order to qualify for the options under the new 2004/2006 Option Progeam, participants who had options under the 2003 Option Program were obligated, in the case of exercise for shares, to retain 44.7% of such shares or, in the case of exercise for cash, to reinvest 44.7% of their profit in Ocean Rig shares and retain such shares until the new options are vested. The optionholders who exercised their options for cash settlement, reinvested a total of NOK 24.3 million in Ocean Rig shares, corresponding to 851,303 new shares at NOK 28.5650 per share.

     The option holders who exercised options for shares were granted 1,937,500 options in the new 2004/2006 Option Program (including 150.000 options to Roy Mosvold, since cancelled). The option holders who exercised their options for cash settlement, were granted 3,210,000 options in the new 2004/2006 Option Program (including 150.000 options to Morten Borge, since cancelled). In addition, 540,000 new options have been granted to new option holders who did not participate in the 2003 Option Program.

     As a result of the above exercises, commitments, and allocations, a total of 3,406,303 new shares have been issued and a total of 5,387,500 new options have been granted.

     The Executive Chairman, Geir Aune, committed to reinvest 44.7 % of his gain from cash settlement in order to qualify for 1,800,000 million new options. Geir Aune, Morten Borge (director) and J. Frithjof Skouverøe (director) and members of management committed together to reinvest on average 35.6 % of their gain from cash settlement in order to qualify for 3,097,500 options in the new 2004/2006 Option Program.

Increased capital.

Reference is made to settlement of options to Board of Directors and Management. The issue of 3,406,303 new shares was registered February 20, 2005 in the Share Registry, thus increasing the number of ordinary shares outstanding in Ocean Rig ASA from 83,506,423 to 86,912,726.

     Ocean Rig announced March 22, 2005 that investors had converted a further 635 Mandatory Convertible Bonds with a nominal value of NOK 635,000 in the Mandatory Convertible Bond Issue 2002/2005 (ISIN NO 001015769.6) into 18,138 ordinary shares at NOK 35 per share.

     Furthermore, investors converted 7,000 Convertible Bonds with a nominal value of NOK 7,000,000 in the 7% Convertible Bond Issue 2004/2007 (ISIN NO 001 022953.7) into 368,421 ordinary shares at NOK 19 per share.

     Ocean Rig announced May 23, 2005 that investors had converted a further 1,093 Mandatory Convertible Bonds with a nominal value of NOK 1,093,000 in the Mandatory Convertible Bond Issue 2002/2005 (ISIN NO 001015769.6) into 31,228 ordinary shares at NOK 35 per share

     These conversions reduced the outstanding amount under the Mandatory Convertible Bond Issue from NOK 11,452,000 to NOK 9,724,000 and reduced the outstanding amount under the 7% Convertible Bond Issue from NOK 41,200,000 to NOK 34,200,000, and increased the number of ordinary shares outstanding in Ocean Rig ASA from 86,912,726 to 87,330,513

Change in Board of directors

     On January 31, 2005, Morten Borge and Roy Mosvold notified the company about their decision to resign as Board members with immediate effect, due to their participation in a project that potentially could have conflicting interests with the company. All options granted under the 2005 option program were forfeited upon their resignation.

Change in Management

     Kai Solberg-Hansen resigned from his position as Managing Director / CEO with Ocean Rig with effect from January 10, 2005 for personal reasons. Solberg-Hansen is however, engaged as a consultant for an interim period. The Board of Directors appointed Christian Mowinckel, Senior Vice President Finance to the position as interim Managing Director effective from January 13, 2005. He will continue to act as Senior Vice President Finance during the term of this interim appointment.

ExxonMobil exercises option for Leiv Eiriksson

     Ocean Rig announced January 19, 2005 that Esso Exploration and Production Angola (Block 33) Limited had exercised the option well to the contract for Leiv Eiriksson. The contract employed the Leiv Eiriksson for two exploration wells for work offshore Angola, West Africa. The wells are in Block 33 and drilling of these wells commenced in direct continuation from the previous contract with BP in Block 31 offshore Angola.

Contract for six wells for Leiv Eiriksson

     On March 29, Ocean Rig accounced a Letter of Intent for a six well firm contract, plus a one year option, with Total for work offshore Angola. The Leiv Eiriksson is currently operating under the contract offshore Angola (and potentially offshore Congo) for Total E&P .This contract is expected to continue through the end of 2005.

Total has an option to engage the Leiv Eiriksson for one additional year which must be exercised by September 1, 2005; however, the option is non-exclusive – that is, we may contract the Leiv Eiriksson to another company at any time during the option period so long as Total has not yet exercised its option.

Eirik Raude spill in the Barents Sea

     On April 12, a hydraulic hose ruptured and resulted in a spill of a limited volume of hydraulic fluid into the sea. It is not believed that the spill had any significant impact on the environment. A thorough investigation of these incidents has been completed and measures have been implemented in order to reduce the possibility of further spills. The rig continued its drilling program on May 4, 2005.

Announcement of financial advisers

     On April 26, 2005 we announced the appointment of Morgan Stanley and DnB NOR Bank as financial advisers to review options for refinancing the company’s outstanding debt. On May 19, 2005 the company announced a tender offer relating to our 10 1/4% Secured Notes Due 2008. The successful tender (97% consent) will reduce the prepayment notice period from 30 days to 3 days. We hope to complete the refinancing during the second quarter 2005.

Repayment of Convertible Bonds 2000

     On May 25, 2005, the Company repaid the full outstanding amounts of 11% and 13% NOK Convertible Bonds 2000 plus interest due.

NOTE 24. Liquidity

     Assuming both rigs are on contract for the entire year of 2005 at day rates already contracted and operational performance is at the same level as the 2004 actual performance, the company believes that revenues for 2005 will provide sufficient cash flow for working capital (including payment of all interest costs and repayment of maturing debt) and budgeted capital expenditure. Accordingly, the accounts have been prepared on a going concern basis .

     With cash and cash equivalents amounting to USD 44.1 million at the end of 2004 and based on the projected cash flows incorporating the assumptions above, the Company will not be required to raise new debt or refinance its existing debt during 2005. However, the Company may elect to refinance the company’s debt if it identifies opportunities to refinance on substantially improved terms.

     The Company makes the provision that actual operating results may vary from budget assumptions due to factors including lower utilization or operating regularity of the rigs, higher operating costs than expected or loss of revenue from accidents or breach of contract, or other unforeseen event. The Company can not give any guarantees in connection with future generation of cash flows.

NOTE 25. Differences between Generally Accepted Accounting Principles in Norway and the United States

     The financial accounts are prepared in accordance with the generally accepted accounting principles in Norway (“Norwegian GAAP”), which differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”).

     The major differences between Norwegian GAAP and US GAAP for Ocean Rig are summarized below:

	Year ended December 31,
	2002	2003	2004
	USD	USD	USD
	(amounts in thousands)
Net income/ (loss) in accordance with Norwegian GAAP	67,419	(212,942)	(102,287)
Share options plan (a)
Accrued share compensation expense	10	(489)	(14,849)
Reversal of Norwegian GAAP accrued social security tax	(1)	142	3,218
Reversal of Norwegian GAAP shares compensation expense	—	—	(455)
Write-down of rig value (b)	—	183,673	—
Difference in depreciation of rig due to write-down and other	—	(6,799)	(4,367)
Troubled debt restructuring (c )	3,411	(1,962)	(983)
Debt modification expense (d)	—	—	246
Tax effect of US GAAP adjustments (e)	—	—	(263)

Net income/ (loss) in accordance with US GAAP	70,839	(38,377)	(119,740)

Basic earning per share according to US GAAP	3.71	(0.70)	(1.79)

Diluted earning per share according to US GAAP	2.56	(0.70)	(1.79)

	As of December 31,
	2003	2004
	USD	USD
	(amounts in thousands)
Shareholders’ equity in accordance with Norwegian GAAP	518,331	489,546
Share options (a)
Share compensation expense	(479)	(15,328)
Share options outstanding	—	5,094
Reversal of Norwegian GAAP accrual for cash settlement	—	11,943
Reversal of Norwegian GAAP share compensation expense	141	2,904
Write-down of rig value (b)	183,673	183,673
Difference in depreciation of rig due to write-down and other	(6,799)	(11,166)
Troubled debt restructuring (c )	1,449	466
Convertion of troubled debt to shareholders equity, net of tax	—	(676)
Debt modification expense (d)	—	246
Translation differences US GAAP adjustments	10,508	9,375
Tax effect of US GAAP adjustments (e)	—	(263)

Shareholders’ equity in accordance with US GAAP	706,824	675,814

     The change in shareholders’ equity in accordance with US GAAP is as follows:

	As of December 31,
	2002	2003	2004
	USD	USD	USD
	(amounts in thousands)
Beginning of year	311,063	683,792	706,824
Comprehensive income/ (loss):
Net income / ( loss) in accordance with US GAAP	70,839	(38,377)	(119,740)
Translation differences US GAAP adjustments	383	10,125	(1,133)
Translation differences Norwegian GAAP	126,421	18,772	(13,568)

Comprehensive income/ (loss)	197,643	(9,480)	(134,441)
Share issuances, net of share issuance expense	175,086	32,512	98,337
Share options outstanding	—	—	5,094

End of year	683,792	706,824	675,814

     The components of shareholders’ equity in accordance with US GAAP are as follows as of December 31, 2002 and 2003:

	As of December 31,
	2003	2004
	USD	USD
	(amounts in thousands)
Share capital	97,565	129,468
Additional paid-in capital	618,648	690,177
Accumulated deficit	(125,593)	(245,333)
Accumulated other comprehensive income (translation differences)	116,204	101,502
Total	706,824	675,814

a) Employee options

     As discussed in Note 19, the Company cancelled the options outstanding under all previous option plans and adopted a new plan in 2003. In an extraordinary General Meeting in December 2004, the plan was extended until January 3, 2005. For additional information see Note 19.

     Under US GAAP, the plan is accounted for as a variable plan, in accordance with Accounting Priciples Board opinion (APB) No. 25 “Accounting for Stock Issued to Employees” and Financial Accounting Standards Board Interpretation (FIN) No. 44, “Accounting for Certain Transactions Involving Stock Compensation”. Under variable plan accounting the compensation expense is measured and determined as the difference between the fair value of the underlying stock and the exercise price of the option (the intrinsic value of the options) at each balance sheet date until the option is exercised. The compensation expense is accrued and expensed as salary over the service period with an offset to equity or liabilities for options expected to be settled in shares or cash, respectively. According to US GAAP the social security tax is not to be accrued for until the options are exercised.

     No compensation expense was recorded under Norwegian GAAP at the grant date, however, it requires the Company to accrue for social security tax. The basis for the accrual is the intrinsic value of the options at the balance sheet date multiplied with the social security tax rate. The cost is expensed as salary expenses over the service period. As a consequence of the change in the option program at December 22, 2004 allowing for a cash settlement, a liability of USD 11.9 million was charged to equity for Norwegian GAAP. At year-end the liability was reduced to USD 11.4 million and the reduction of USD 0.5 million was recorded as salary expense.

     In accordance with Statement of Financial Accounting Standards no. 123 (SFAS 123) pro-forma information is required to be shown based upon a calculation of the fair value of the options granted estimated using an option-pricing model. The Company’s pricing model is based upon the Black-Scholes model using the following assumptions:

	Year ended December 31,
	2002	2003	2004
Expected volatility	50%	55%	55%
Risk-free interest rate	6.04%	2.10%	2.10%
Expected life (years)	3.0	1.6	1.6
Expected dividend rate	—	—	—

     The weighted average grant date fair value per option was USD 0.13 in 2003 and USD 1.05 for options granted in 2004.

     The following table summarizes the pro-forma effect of share compensation measured following the fair-value method:

	Year ended December 31,
	2002	2003	2004
	USD	USD	USD
	(Amounts in thousands, except per share data)
Net income/ (loss) as reported – US GAAP	70,839	(38,377)	(119,740)
Reversal of APB 25 expense	(10)	489	14,849
Add: Compensation expense that would have been included in net income had the Company adopted the accounting provisions of SFAS No. 123 for all awards	(2,498)	(710)	(444)
Pro-forma net income/ (loss) – US GAAP	68,331	(38,598)	(105,335)

Basic earnings per share, as reported	3.71	(0.70)	(1,79)

Basic earnings per share, pro forma	3.58	(0.71)	(1,57)

Diluted earnings per share, as reported	2.56	(0.70)	(1,79)

Diluted earnings per share, pro forma	2.51	(0.71)	(1,57)

     For number of shares used in the per share calculations, reference is made to note 13.

b) Write-down of rig value

     Under US GAAP, an asset is tested for impairment based on an undiscounted cash flow. If the carrying amount of the asset is higher than the impairment value, the asset should be written down to fair value, which is based on estimated discounted future cash flows. Under Norwegian GAAP effective January 1, 2003, the impairment test is based on estimated discounted future cash flows (fair value). If the fair value is lower than the carrying amount of the asset the asset is written down to the fair value.

c) Troubled debt restructuring

     Under US GAAP, if a creditor for economic or legal reasons related to a debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider, a restructuring of debt constitutes a troubled debt restructuring. US GAAP defines a specific methodology to determine if a creditor has granted a concession. Based on this, the exchange of a portion of the USD short-term loan and the Convertible Bonds 2000 into the Mandatory Convertible Bond 2002 qualifies as a troubled debt restructuring.

Under Norwegian GAAP, the exchange has been accounted for as an extinguishment of debt, resulting in a loss of USD 2.7 million. This loss is reversed to reconcile to US GAAP. Under US GAAP, the troubled debt restructuring resulted in a gain of USD 0.7 million (earnings per share; Basic 0.04, Diluted 0.03). These deferred amounts were recorded as a reduction to the loan balance under US GAAP. Subsequently, the deferred amount is amortized to the interest expense using the straight line method, which approximates effective interest method, to increase the carrying value of debt to the undiscounted future cash payments for the Mandatory Convertible Bond 2002. As a result, interest expense for the period from the date of the exchange until December 31, 2002 was USD 0.1 million less according to US GAAP than under Norwegian GAAP.

     During 2004, the majority of the debt instruments classified as troubled debt were converted into shareholders ´ equity. The corresponding unamortized debt restructuring cost has been recorded net of the tax benefit of USD 263,000, as part of paid-in capital.

d) Debt modification costs

     As discussed in note 10, the company issued senior unsecured bonds with a face value of NOK 630 million, and USD 10 million respectively, in October 2004. Of the total proceeds, NOK 253.5 million were used to redeem Convertible Bonds issued in 2000.

     Under Norwegian GAAP the repayment was considered an extinguishment of debt and fees relating to the bonds issued in 2004 were capitalized as debt issuance cost. Costs related to the repayment of Convertible Bonds 2000 were expensed.

     Under US GAAP the use of proceeds to redeem old debt were considered a minor modification of debt instruments (in accordance with EITF 96-19). All third party costs relating to debt modification are expensed, and conversion fees paid to bond-holders along with remaining unamortized debt issuance cost are amortized over the term of the modified debt. The 2004 adjustments reflect a reversal of the Norwegian GAAP treatment and entries necessary for a debt modification (under US GAAP).

e) Tax effect of US GAAP adjustments

     The tax effect of temporary differences on US GAAP adjustments giving rise to deferred tax assets (liabilities) were as follows as of December 31, 2003 and 2004.

	December 31,
	2003	2004
	USD	USD
	(amounts in thousands)
Accrued expenses	(570)	(881)
Accelerated depreciation of assets, including capitalized interests, for tax purposes	(52,351)	(51,128)

Total deferred tax liabilities	(52,921)	(52,009)
Net deferred tax liabilities	(52,921)	(52,009)
Reduced valuation allowance on deferred tax assets	52,921	52,009

Net deferred tax assets	0	0

     Deferred tax expense of USD 0.263 million in 2004 resulted from allocating deferred tax benefits directly to contributed capital.

Disclosure of derivative financial instruments

     The Company is exposed to changes in foreign currency exchange rates and changes in interest rates, which affect the results of operations and financial condition. The Company manages exposure to changes in foreign currency exchange rates through its normal operating and financing activities, as well as through the use of financial instruments. Generally, the only financial instruments the Company may utilize to economically hedge currency exposure are forward exchange contracts. These contracts do not qualify for hedge accounting. The Company had as of December 31, 2003, forward exchange contracts outstanding of total USD 8.4 million with a fair market value of USD 0.7 million, and as of December 31, 2004 it had a total of USD 6.3 million outstanding with a fair market value of USD 0.8 million. Forward contracts are recorded at fair market value. Realized and unrealized gain and losses are recorded as financial items. The Company manages exposure to changes in interest rates by maintaining debt with both fixed and variable rates of interest.

     The Company does not enter into derivative financial instruments for trading purposes. The Company only enters into contracts with parties that are highly rated international financial institutions. Management believes that risk of loss is remote and in any event would be immaterial to the consolidated net financial position of the Company.

Borrowings analyzed by maturity date

	Notes and	Convertible	2004	2003
	Loans	Loans	Total	Total
	(USD	(USD	(USD	(USD
	millions)	millions)	millions)	millions)

Due within one year (1)	—	25.0	25.0	4
Due within two years	—	—	—	145.0
Due within three years (2)	—	6.8	6.8
Due within four years (3)	449.3	—	449.3	—
Due within five years (4)	114.3	—	114.3	449.3
Due after five years	—	—	—	—

	563.6	31.8	595.4	598.3

     Balances as of December 31, 2003 comprise of:

(1)	USD 1.9 million (NOK 11.5 million) Zero Coupon Mandatory Convertible Bond, USD 8.4 million (NOK 51 million) 13% convertible bond 2000/2005 and USD 14.7 million (NOK 88.5 million) 11% convertible bond 2000/2005.

(2)	USD 6.8 million (NOK 41.2 million) 7% Convertible bonds 2004/2009.

(3)	USD 99.3 million 2002 Floating Rate Senior Secured Loans and USD 225.0 million 1998 Senior Secured Notes and USD 125.0 million 1998 Floating Rate Senior Secured Loans

(4)	114.3 million (NOK 630 million and USD 10 million) 11% Callable bonds 2004/2009.

Financial liabilities analyzed by currency and interest rate risk profile

	Floating rate	Fixed rate	2004	2003
	amount	amount	Total	Total
	(USD	(USD	(USD	(USD
	millions)	millions)	millions)	millions)

Currency:
Norwegian kroner	—	136.1	136.1	145.0
US dollar – 2004 Callable bond tranche 2 (USD 10 mill)		10.0	10.0
US dollar – Loan (USD 100 million)	99.3	—	99.3	99.3
US dollar – 1998 Notes and Loans (USD 350 million)	125.0	225.0	350.0	354.0

	224.3	371.1	595.4	598.3

     At December 31, 2004 and 2003, the weighted average interest rate on the fixed rate financial liabilities (interest bearing) was 10.46% and 10.61%, respectively. Floating rate financial liabilities bear interest rates based on the 3-month US dollar London inter-bank offer rate (LIBOR) plus 4.75% for the USD 125 million loan and plus interest at a variable margin of 1.75% to 2.75% depending on the rigs’ contract situation for the USD 99.2 million loan.

Financial assets analyzed by currency and interest rate risk profile

		Cash and
	Restricted	cash	2004	2003
	cash	equivalents	Total	Total
	(USD	(USD	(USD	(USD
	millions)	millions)	millions)	millions)
Currency
Norwegian kroner	0.9	24.3	25.2	3.2
Canadian dollar	—	0.4	0.4	0.3
British pounds	—	0.4	0.4	—
US dollar	6.0	19.0	25.1	18.4

	6.9	44.1	51.1	21.9

The financial assets earn interest at floating rates and comprise of restricted cash and cash equivalents.

Stock split

     NGAAP numbers of outstanding shares represent historical numbers. In accordance with USGAAP stock split or reverse split is shown with retroactive effect. Ocean Rig had a write-down of nominal value from 30:1 in February 2002 and a reverse split from 10:1 in May 2003. These changes have not been shown with retroactive effect in historical numbers for US GAAP.

Adoption of New Standards

     Ocean Rig implemented EITF 00-21 “Revenue Arrangements with Multiple Deliverables” for contracts entered into on or after the fiscal year beginning January 1, 2004. It was determined that mobilization, drilling and demobilization activities do not meet the criteria for being separate units of accounting. As drilling is the predominate deliverable, revenues are recognized as drilling is completed assuming all other revenue recognition criteria are complete. However, since demobilization fees are not realizable until demobillization is finalized, such fees are recognized at the completion of demobilization. The same principle was adopted for Norwegian GAAP.

Effect of recent pronouncements

     On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123(R) (revised 2004), Share-Based Payment, which is a revision of SFAS 123, Accounting for Stock-Based Compensation. SFAS 123(R) also supersedes APB No. 25, Accounting for Stock Issued to Employees.

     Generally, the approach to accounting for share-based payments in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial accounts based on their fair value. Pro forma disclosure is no longer an alternative to financial statement recognition.

     The company expects to adopt Statement 123 (R) no later than the first quarter of 2006. The implementation effects is expected to be similar to those included in the Statement 123 pro forma information included in note 25.

     On March 31, 2004 Ocean Rig implemented FIN 46 (R), Consolidation of Variable Interest Enties (VIE). In general a VIE is a corporation, partnership, trust or any other legal structure used for business purposes that have (a) equity investors with voting rights that are not proportionate to their economic interests and (b) do not have sufficient equity to permit the entity to finance its activities without additional subordinate financial support. FIN 46 (R) requires a VIE to be consolidated by a company if that company is subject to absorb the majority of the risk of loss or receive the residual returns from a VIE’s activities (primary beneficiary). Ocean Rig has identified ECDP as a VIE but the company would not be considered the primary beneficiary and therefore did not consolidate ECDP. See Note 14 for additional information on ECDP.

NOTE 26. Supplemental Guarantor Information

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

     Presented below is condensed financial information for: (1) Ocean Rig Norway AS on a separate company basis; (2) Ocean Rig ASA on a parent company only basis; (3) the guarantor subsidiaries Ocean Rig 1 AS, Ocean Rig 2 AS and Ocean Rig Canada Inc, on a combined basis; (4) the non-guarantor subsidiaries on a combined basis; (5) elimination entries and (6) consolidated Ocean Rig ASA and subsidiaries. The elimination entries includes capitalized interest costs relating to the drilling rigs owned by Ocean Rig 1 AS and Ocean Rig 2 AS and depreciation on such capitalized costs.

     The financial information presented below for the above-mentioned entities represent the actual balance sheets at December 31, 2003 and 2004 and the actual statements of operations, cash flows for the years ended December 31, 2002, 2003 and 2004, including adjustments to incorporate equity interests in the respective subsidiaries in accordance with the equity method. The Company has centralized management, accounting and administrative functions. While certain assets, liabilities and costs are directly attributable to the subsidiaries, others are of a more general nature and have been allocated to the subsidiaries based on assumptions and estimates that our management believes are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the activity that would have resulted if any of the entities disclosed had been operated on a stand alone basis for the periods presented. Certain assets, liabilities, income and expenses have not been allocated.

     The consolidating financial information has been prepared in accordance with Norwegian GAAP which differs, in certain respects, from US GAAP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

				Non-
		Parent	Subsidiary	Guarantors	Elimination	Consolidated
	Issuer	Guarantor	Guarantors	Subsidiaries	entries	Totals

				Ocean Rig 3 AS
				and
				Ocean Rig 4
				AS,
			Ocean Rig 1 AS	other		Ocean Rig
	Ocean Rig	Ocean Rig	and	non-guarantor		ASA and
	Norway AS	ASA	Ocean Rig 2 AS	subsidiaries		subsidiaries

	(Amounts in USD thousands)
Operating revenues:	9,777	9,777	47,137	34,037	(32,159)	68,569

Operating expenses:

Salaries and personnel expenses	—	2,502	6,323	11,960	(233)	20,552
Other operating and administrative expenses	9,527	7,375	36,966	23,352	(28,612)	48,608

Depreciation and amortization	—	851	17,445	136	2,129	20,561
Equity in investee losses	24,134	(5,443)	—	—	(18,691)	—

Total operating expenses	33,661	5,285	60,734	35,448	(45,407)	89,721

Operating income/ (loss)	(23,884)	4,492	(13,597)	(1,411)	13,248	(21,152)

Interest income	103,842	10,410	29,673	1,780	(17,370)	128,335
Interest expense and other financial expenses	(70,509)	(21,420)	(3,062)	(2,224)	57,454	(39,761)

Net financial income/ (loss)	33,333	(11,010)	26,611	(444)	40,084	88,574

Net income/ (loss) before taxes	9,449	(6,518)	13,014	(1,855)	53,332	67,422

Tax expense	—	—	—	130	(133)	(3)

Net income/ (loss)	9,449	(6,518)	13,014	(1,725)	53,199	67,419

Net income/ (loss) in accordance with US GAAP	9,449	(3,098)	13,014	(1,725)	53,199	70,839

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

				Non-
		Parent	Subsidiary	Guarantors	Elimination	Consolidated
	Issuer	Guarantor	Guarantors	Subsidiaries	entries	Totals

				Ocean Rig 3 AS
				and
				Ocean Rig 4
				AS,
			Ocean Rig 1 AS	other		Ocean Rig
	Ocean Rig	Ocean Rig	and	non-guarantor		ASA and
	Norway AS	ASA	Ocean Rig 2 AS	subsidiaries		subsidiaries
	(Amounts in USD thousands)
Operating revenues:	—	—	75,612	38,110	(10,712)	103,010

Operating expenses:
Salaries and personnel expenses	—	814	1,302	19,826	(4,879)	17,063
Other operating and administrative expenses	2	(957)	17,995	24,820	(5,863)	35,997
Depreciation, amortization and asset impairment write-down	—	7	226,167	160	6,719	233,053
Equity in investee losses	160,685	190,692	—	—	(351,377)	—

Total operating expenses	160,687	190,556	245,464	44,806	(355,400)	286,113

Operating/ income (loss)	(160,687)	(190,556)	(169,852)	(6,696)	344,688	(183,103)

Interest income	80,149	3,232	27,586	3,356	—	114,323
Interest expense and other financial expenses	(104,733)	(18,505)	(18,716)	(2,208)	—	(144,162)

Net financial income/ (loss)	(24,584)	(15,273)	8,870	1,148	—	(29,839)

Net income/ (loss) before taxes	(185,271)	(205,829)	(160,982)	(5,548)	344,688	(212,942)

Tax expense	—	—	—	—	—	—

Net income/ (loss)	(185,271)	(205,829)	(160,982)	(5,548)	344,688	(212,942)

Net income (loss) in accordance with US GAAP	(8,397)	(31,264)	15,892	(5,548)	(9,060)	(38,377)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

				Non-
		Parent	Subsidiary	Guarantors	Elimination	Consolidated
	Issuer	Guarantor	Guarantors	Subsidiaries	entries	Totals

				Ocean Rig AS
				and other
			Ocean Rig 1 AS	non-		Ocean Rig
	Ocean Rig	Ocean Rig	and	guarantor		ASA and
	Norway AS	ASA	Ocean Rig 2 AS	subsidiaries		subsidiaries

	USD	USD	USD	USD	USD	USD
			(Amounts in thousands)
Operating revenues:	—	—	107,710	16,122	(35,269)	88,563

Operating expenses:
Salaries and personnel expenses	—	4,496	35,728	13,387	(28,815)	24,796
Other operating and administrative expenses	11	96	41,611	6,504	(6,618)	41,604

Depreciation, amortization and asset impairment write down	—	2	55,301	40	7,063	62,406
Equity in investee losses	36,529	71,018			(107,547)	—

Total operating expenses	36,540	75,612	132,640	19,931	(135,917)	128,806

Operating income/ (loss)	(36,540)	(75,612)	(24,930)	(3,809)	100,648	(40,243)

Interest income and other financial income	11,108	16,304	29,982	14,125	—	71,519
Interest expense and other financial expenses	(41,539)	(35,561)	(40,625)	(14,051)	(521)	(132,297)

Net financial income/ (loss)	(30,431)	(19,257)	(10,643)	74	(521)	(60,778)

Net income/ (loss) before taxes	(66,971)	(94,869)	(35,573)	(3,735)	100,127	(101,021)

Tax expense			956	310		1,266

Net income/(loss)	(66,971)	(94,869)	(36,529)	(4,045)	100,127	(102,287)

Net income/ (loss) in accordance
with US GAAP	(71,338)	(112,322)	(40,896)	(4,045)	108,861	(119,740)

CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2003

		Parent	Subsidiary	Non-Guarantor	Elimination	Consolidated
	Issuer	Guarantor	Guarantor	Subsidiaries	Entries	Totals

				Ocean Rig 3 AS
				and
				Ocean Rig 4 AS,
	Ocean Rig		Ocean Rig 1 AS	other
	Norway	Ocean Rig	and	non-guarantor		Ocean Rig ASA
	AS	ASA	Ocean Rig 2 AS	subsidiaries		and Subsidiaries

	USD	USD	USD	USD	USD	USD
			(amounts in thousands)
ASSETS

Machinery and equipment	—	16,803	874,342	129	202,456	1,093,730

Long-term receivables and other assets	5,776	2,633	936	980	—	10,325
Intercompany loan receivable	880,146	5,978	75,508	7,715	(969,347)	—
Investment at equity	(56,522)	436,276	—	—	(379,754)	—

Total non-current assets	829,400	461,690	950,786	8,824	(1,146,645)	1,104,055

Other current assets	—	337	10,716	3,039	—	14,092
Restricted cash	—	158	4,438	493	—	5,089
Cash and cash equivalents	55	7,977	5,643	3,130	—	16,805

Total current assets	55	8,472	20,797	6,662	—	35,986

Total assets	829,455	470,162	971,583	15,486	(1,146,645)	1,140,041

Share capital	404,442	97,565	75,528	158	(480,128)	97,565
Other equity	40,759	218,177	(132,056)	(10,486)	304,372	420,766

Total shareholders’ equity	445,201	315,742	(56,528)	(10,328)	(175,756)	518,331

Pension liabilities	—	—	—	—	—	—
Intercompany loans payable	31,657	4,604	916,380	18,221	(970,862)	—
Notes and loans, convertible debt	—	139,623	—	—	—	139,623
Accumulated losses of unconsolidated losses in excess of investment	350,000		99,250	9	(9)	449,250

Total long-term liabilities	381,657	144,227	1,015,630	18,230	(970,871)	588,873

Commitments and contingencies

Accounts payable	2	229	5,247	1,161	(18)	6,621
Short term loan	—	4,000	—	—	—	4,000
Other current liabilities	2,595	5,964	7,234	6,423	—	22,216

Total current liabilities	2,597	10,193	12,481	7,584	(18)	32,837

Total liabilities and shareholders’ equity in accordance with Norwegian GAAP	829,455	470,162	971,583	15,486	(1,146,645)	1,140,041

Shareholders’ equity in accordance with US GAAP	632,167	504,235	130,438	(10,328)	(549,688)	706,824

CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2004

			Subsidiary	Non-Guarantors
	Issuer	Parent Guarantor	Guarantors	Subsidiaries	Elimination entries	Consolidated Totals

			Ocean Rig 1 AS	Ocean Rig AS, other
			and	non-guarantor		Ocean Rig ASA and
	Ocean Rig Norway AS	Ocean Rig ASA	Ocean Rig 2 AS	subsidiaries		subsidiaries

	USD	USD	USD	USD	USD	USD
			(Amounts in thousands)
ASSETS
Machinery and equipment	—	—	874,926	82	195,696	1,070,704
Long term receivables and other assets	6,077	2,826	1,092	1,280	—	11,275

Intercompany loan receivable	906,601	17,742	305,801	10,396	(1,240,540)	—

Investment in subsidiaries	(105,485)	419,390	—	—	(313,905)

Total non-current assets	807,193	439,958	1,181,819	11,758	(1,358,749)	1,081,979

Intercompany receivable	—	—	5,331	14,204	(19,535)	—
Other current assets	—	1,011	15,216	1,418	—	17,645
Restricted cash	—	493	5,638	791	—	6,922
Cash and cash equivalents	43	25,563	16,807	1,732	—	44,145

Total current assets	43	27,067	42,992	18,145	(19,535)	68,712

Total assets	807,236	467,025	1,224,811	29,903	(1,378,284)	1,150,691

LIABILITIES AND SHAREHOLDERS’ EQUITY
Share capital	404,607	129,468	75,528	108	(480,243)	129,468
Other equity	15,139	167,262	(181,019)	(12,974)	371,670	360,078

Total shareholders’ equity	419,746	296,730	(105,491)	(12,866)	(108,573)	489,546

Pension liabilities	—	—	—	—	—	—
Intercompany loan payable	34,742	4,723	1,175,524	38,737	(1,253,726)	—
Convertible loans	—	8,670	—	—	—	8,670
Long-term debt	350,000	114,322	99,250	—	—	563,572

Total long-term liabilities	384,742	127,715	1,274,774	38,737	(1,253,726)	572,242

Accounts payable	—	147	6,819	241	—	7,207
Intercompany payable	11	57	15,885	41	(15,994)	-)
Short term loan	—	23,100	—	—	—	23,100
Other current liabilities	2,737	19,276	32,824	3,750	9	58,596

Total current liabilities	2,748	42,580	55,528	4,032	(15,985)	88,903

Total liabilities and shareholder’s equity in accordance with Norwegian GAAP	807,236	467,025	1,224,811	29,903	(1,378,284)	1,150,691

Shareholder’s equity in accordance with US GAAP	602,345	482,998	77,108	(12,866)	(473,771)	675,814

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

		Parent	Subsidiary	Non-Guarantors	Elimination	Consolidated
	Issuer	Guarantor	Guarantors	Subsidiaries	entries	Totals
				Ocean Rig 3 AS
				and
				Ocean Rig 4 AS,
	Ocean Rig		Ocean Rig 1 AS	other		Ocean Rig
	Norway	Ocean Rig	and	non-guarantor		ASA and
	AS	ASA	Ocean Rig 2 AS	subsidiaries		subsidiaries
			(amounts in USD thousands)
Cash flows from operating activities:

Net income / (loss)	9,449	(6,518)	13,014	(1,725)	53,199	67,419

Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities:
Equity in investee losses	24,134	(5,443)	—	—	(18,691)	—
Depreciation, amortization (including amortization of loan discount) and asset impairment write down	1,256	12,385	29,347	152	2,387	45,527
Gain / loss from sale of assets	—	—	—	(2,585)	2,908	323
Net unrealized foreign exchange gain / loss	(99,097)	(1,297)	(69,039)	(1,232)	44,059	(126,606)
Changes in operating assets and liabilities:
Other current assets	—	(433)	(3,602)	(4,297)	(136)	(8,468)
Accounts payable	—	(61)	(4,963)	667	—	(4,357)
Other liabilities	(839)	(13,285)	2,927	3,537	13,620	5,960

Net cash provided by (used in) operating activities	(65,097)	(14,652)	(32,316)	(5,483)	97,346	(20,202)

Cash flows from investing activities:
Payments related to building contracts	—	(11,279)	(207,989)	191	(54,120)	(273,197)
Change in restricted cash	—	710	34,644	(202)	—	35,152
Proceeds from sale of fixed assets	—	—	—	54,167		54,167
Purchase of machinery, equipment and intangible assets	—	—	—	(442)	3-	(439)

Net change in long-term receivables	(153,812)	(183,086)	98,439	(47,269)	286,211	483

Net cash used in investing activities	(153,812)	(193,655)	(74,906)	6,445	232,094	(183,834)

Cash flows from financing activities:
Net proceeds from issuance of common shares and warrants	218,904	119,363	110,536	—	(329,440)	119,363
Net proceeds from issuance of long-term debt and convertible debt	—	83,040	(1,774)	—	—	81,266

Net cash provided by financing activities	218,904	202,403	108,762	—	(329,440)	200,629

Effect of exchange rate changes on cash and equivalents	5	3,052	911	270	—	4,238

Net increase (decrease) in cash during the year	—	(2,852)	2,451	1,232	—	831

Cash and cash equivalents at beginning of year	15	14,798	3,153	920	—	18,886
Cash and cash equivalents end of year	15	11,946	5,604	2,152	—	19,717

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

				Non-
		Parent	Subsidiary	Guarantors	Elimination	Consolidated
	Issuer	Guarantor	Guarantors	Subsidiaries	entries	Totals
				Ocean Rig 3 AS
				and
				Ocean Rig 4 AS,
	Ocean Rig		Ocean Rig 1 AS	other		Ocean Rig
	Norway	Ocean Rig	and	non-guarantor		ASA and
	AS	ASA	Ocean Rig 2 AS	subsidiaries		subsidiaries
	(amounts in USD thousands)
Cash flows from operating activities:

Net income / (loss)	(185,271)	(205,829)	(160,982)	(5,548)	344,688	(212,942)

Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities:
Equity in investee losses	160,685	190,692	—	—	(351,377)	—
Depreciation, amortization (including amortization of loan discount) and asset impairment write down	1,311	8,128	239,275	169	7,102	255,985
Gain / loss from sale of assets	(7)	(7)	—	—	14	—
Net unrealized foreign exchange gain / loss	(16,631)	(745)	(13,098)	(227)	(362)	(31,063)
Changes in operating assets and liabilities:
Other current assets	—	578	1,398	2,057	(1,628)	2,405
Accounts payable	—	(656)	(1,391)	(185)	1,511	(721)
Other liabilities	(212)	(2,115)	(5,234)	1,477	66	(6,018)

Net cash provided by (used in) operating activities	(40,125)	(9,954)	59,968	(2,257)	14	7,646

Cash flows from investing activities:
Payments related to building contracts	—	—	—	—	—	—
Change in restricted cash	—	33	(3,883)	54	—	(3,796)
Purchase of machinery, equipment and intangible assets	—	(5,027)	(11,691)	61	—	(16,657)
Net change in long-term receivables	40,164	1,546	(44,591)	3,020	—	39

Net cash used in investing activities	40,164	(3,448)	(60,165)	3,135	—	(20,314)

Cash flows from financing activities:
Net proceeds from issuance of common shares and warrants	—	18,763	7	7	(14)	18,763
Net proceeds from issuance of long-term debt and convertible debt	—	(9,656)	—	—	—	(9,656)

Net cash provided by financing activities	—	9,107	7	7	(14)	9,107

Effect of exchange rate changes on cash and equivalents	1	329	225	94	—	649

Net increase (decrease) in cash during the year	40	(3,966)	35	979	—	(2,912)

Cash and cash equivalents at beginning of year	15	11,943	5,608	2,151	—	19,717

Cash and cash equivalents at end of year	55	7,977	5,643	3,130	—	16,805

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

				Non-
		Parent	Subsidiary	Guarantors	Elimination	Consolidated
	Issuer	Guarantor	Guarantors	Subsidiaries	entries	Totals
			Ocean Rig 1	Ocean Rig AS
	Ocean Rig		AS and	and non-		Ocean Rig
	Norway	Ocean Rig	Ocean Rig 2	guarantor		ASA and
	AS	ASA	AS	subsidiaries		subsidiaries
	USD	USD	USD	USD	USD	USD
	(Amounts in thousands)
Cash flows from operating activities:

Net income / (loss)	(66,971)	(94,869)	(36,529)	(4,045)	100,127	(102,287)

Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities:
Equity in investee losses	36,529	71,018	—	—	(107,547)	—
Depreciation, amortization (including amortization of loan discount) and asset impairment write down	(301)	5,024	55,619	40	7,064	67,446
Gain / loss from sale of assets	—	—	—	—		—
Net unrealized foreign exchange gain / loss	—	(4,771)	(55)	(60)	356	(4,530)
Changes in operating assets and liabilities:
Other current assets	—	(674)	(4,500)	1,621	—	(3,553)
Accounts payable	(2)	(82)	1,573	(903)	—	586
Other liabilities	142	13,312	25,590	(2,664)	—	36,380

Net cash provided by (used in) operating activities	(30,603)	(11,042)	41,698	(6,011)	—	(5,958)

Cash flows from investing activities:
Change in restricted cash	—	(335)	(1,200)	(298)	—	(1,833)
Purchase of machinery, equipment and intangible assets	—	16,803	(56,190)	7	—	(39,380)
Purchase of business, net of cash acquired	—	—	—	—	—	—
Sale of fixed assets	—	—	—	—	—	—
Investments in subsidiaries	—	(53,662)	—	(289)	53,951	—

Net change in long-term receivables	(23,360)	(9,000)	26,801	5,193	—	(366)

Net cash used in investing activities	(23,360)	(46,194)	(30,589)	4,613	53,951	(41,579)

Cash flows from financing activities:
Net proceeds from issuance of common shares and warrants	53,951	185	—	—	(53,951)	185
Net proceeds from issuance of long-term debt and convertible debt	—	74,102	—	—	—	74,102

Net cash provided by financing activities	53,951	74,287	—	—	(53,951)	74,287

Effect of exchange rate changes on cash and equivalents	1	534	55	0	—	590

Net increase (decrease) in cash during the year	(11)	17,585	11,164	(1,398)	—	27,340

Cash and cash equivalents at beginning of year	55	7,977	5,643	3,130	—	16,805
Cash and cash equivalents at end of year	44	25,562	16,807	1,732	—	44,145

NOTE 27. Supplementary (Unaudited) Information on Oil and Gas Activities

     In accordance with Statement of Financial Accounting Standard No. 69, Disclosures about oil and gas producing activities and regulations of the U.S. Securities and Exchange Commission (SEC), Ocean Rig is making certain supplemental disclosure about oil and gas exploration operations.

Cost incurred in oil and gas acquisition, exploration and development activities.

All cost relates to the participation in the Weymouth exploration well in Canada, only.

	Year ended December 31,
	2002	2003	2004
	USD	USD	USD
	(amounts in thousands)
Exploration cost	—	8,005	14,287
Development cost	—	—	—

Total	—	8,005	14,287

Results of operation for oil and gas producing activities

	Year ended December 31,
	2002	2003	2004
	USD	USD	USD
	(amounts in thousands)
Sales	—	—	—
Exploration expenses	—	(8,005)	(14,287)
Results of operations before taxes	—	—	—

Taxes	—	—	—

Results of operations	—	(8,005)	(14,287)

Capitalized expenditures related to oil and gas producing activities

     No expenditures related to oil and gas activities have been capitalized in 2002, 2003 or 2004. Ocean Rig has no proven oil and gas reserves as defined in the industry standards under the requirements of the SEC. Hence, neither oil and gas reserves nor standardized measure of discounted net cash flow relating to proved oil and gas reserves are disclosed.

ITEM 19. EXHIBITS

Exhibit		Page
Number	Description	Number
1.1	Articles of association of the Company (incorporated by reference to Exhibits 3.1, 3.2, 3.3 and 3.4 to our registration statement on Form F-4 (Registration Statement No. 333-9110)).	—

2.1	Undertaking to furnish a copy of the instruments relating to our loans, bonds and notes.	F-56

2.2	Indenture, dated May 27, 1998, among Ocean Rig Norway AS, Ocean Rig ASA, Ocean Rig 1 AS, Ocean Rig 2 AS and the Chase Manhattan Bank (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-4).	—

2.3	Form of Note for 10 1/4% senior secured notes due 2008 (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-4).	—

8.1	Significant subsidiaries (please see Item 4, “Information on our Company—Organizational Structure” of this Form 20-F).	—

12.1	Certification Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	F-57

12.2	Certification of Vice-President, Accounting Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	F-58

13.1	Certification of Chief Executive Officer and Vice-President, Accounting Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	F-59

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ocean Rig ASA

/s/ Christian Mowinckel

Christian Mowinckel

Interim Managing Director

Date: June 9, 2005